Form 20-F
period 2020-12-31
EHang Holdings Ltd
filed 2021-06-15
CIK 1759783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-39151

EHang Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building C, Yixiang Technology Park

No. 72 Nanxiang Second Road, Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive offices)

Richard Jian Liu

Chief Financial Officer

EHang Holdings Limited

Building C, Yixiang Technology Park

No. 72 Nanxiang Second Road, Huangpu District

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

As of December 31, 2020, there were (i) 64,634,743 Class A ordinary shares outstanding, par value of US$0.0001 per share and (ii) 44,992,555 Class B ordinary shares outstanding, par value of US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ☐    No  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The translations of Renminbi amounts into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect as of December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the trends in and expected growth of the PRC and global UAV industry;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders;

•	our expectations regarding our capacity to develop, manufacture and delivery AAV products in fulfilment of our contractual commitments;

•	competition in our industry;

•	the impact of the COVID-19 pandemic;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

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

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from, or worse than, what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statement of comprehensive loss data for the year ended December 31, 2017, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table presents our selected consolidated statements of comprehensive loss data for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total revenues	31,695	66,487	121,814	180,093	27,600
Costs of revenues(1)	(27,511)	(32,740)	(50,596)	(73,914)	(11,328)
Gross profit	4,184	33,747	71,218	106,179	16,272
Operating expenses:
Sales and marketing expenses(1)	(30,357)	(20,174)	(26,855)	(37,186)	(5,699)
General and administrative expenses(1)	(35,387)	(35,939)	(36,948)	(61,613)	(9,443)
Research and development expenses(1)	(68,669)	(60,276)	(57,167)	(105,252)	(16,131)

Total operating expenses	(134,413)	(116,389)	(120,970)	(204,051)	(31,273)

Other operating income	4,312	8,293	3,407	6,576	1,008

Operating loss	(125,917)	(74,349)	(46,345)	(91,296)	(13,993)
Other income/(expense):
Interest income	174	1,057	883	3,795	582
Interest expenses	—	(564)	(837)	(2,337)	(358)
Foreign exchange gain/(loss)	440	70	109	(333)	(51)
Loss on deconsolidation of subsidiaries	(45)	—	—	—	—
Other income	44,113	1,690	440	1,227	188
Other expense	(156)	(8,129)	(1,416)	(3,127)	(479)

Total other income/(expense)	44,526	(5,876)	(821)	(775)	(118)

Loss before income tax and share of net (loss)/gain from an equity investee	(81,391)	(80,225)	(47,166)	(92,071)	(14,111)

Income tax expenses	(5,184)	(76)	(754)	(206)	(32)
Loss before share of net (loss)/gain from an equity investee	(86,575)	(80,301)	(47,920)	(92,277)	(14,143)

Share of net (loss)/gain from an equity investee	—	(162)	(74)	236	36

Net loss	(86,575)	(80,463)	(47,994)	(92,041)	(14,107)

Note:

(1)	Share-based compensation expense was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Costs of revenues	1,024	707	365	2,443	374
Sales and marketing expenses	2,851	1,932	743	10,883	1,668
General and administrative expenses	16,400	11,606	8,521	14,453	2,215
Research and development expenses	11,889	8,055	5,119	27,078	4,150

Total	32,164	22,300	14,747	54,857	8,407

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	61,455	61,519	321,662	137,840	21,125
Restricted cash	—	—	—	2,333	358
Short-term investments	39,000	—	7,674	49,271	7,551
Accounts receivable, net:	6,248	2,538	41,103	163,146	25,003
Unbilled revenue, net	—	—	4,807	—	—
Cost and estimated earnings in excess of billings	—	18,411	14,212	717	110
Inventories	1,398	3,917	18,490	47,094	7,217
Prepayments and other current assets	22,251	15,369	20,565	21,421	3,283
Amount due from a related party	—	—	—	2,639	404
Property and equipment, net	19,496	19,058	16,272	20,869	3,198
Long-term loans receivable	—	—	—	14,934	2,289
Other non-current assets	—	272	252	20,304	3,112
Total assets	153,298	124,671	449,413	484,549	74,260

Short-term bank loans	—	5,000	5,000	15,000	2,299
Accounts payable	13,742	14,659	27,285	53,147	8,145
Accrued expenses and other liabilities	17,920	31,197	53,310	81,578	12,502
Long-term loans	—	—	32,534	—	—
Mandatorily redeemable non-controlling interests	—	—	—	40,000	6,130
Total liabilities	38,434	62,247	134,058	206,849	31,700

Total mezzanine equity	604,741	604,741	—	—	—

Total shareholders’ (deficit)/equity	(489,877)	(542,317)	315,355	277,700	42,560

The following table presents our selected consolidated cash flow data for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(38,432)	(42,985)	(55,518)	(151,696)	(23,249)
Net cash (used in)/provided by investing activities	(51,068)	25,326	(10,988)	(66,209)	(10,146)
Net cash provided by financing activities	34,300	16,000	325,302	42,680	6,541
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,677	1,723	1,347	(6,264)	(960)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(47,523)	64	260,143	(181,489)	(27,814)
Cash, cash equivalents and restricted cash at the beginning of the year	108,978	61,455	61,519	321,662	49,297

Cash, cash equivalents and restricted cash at the end of the year	61,455	61,519	321,662	140,173	21,483

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

We operate in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. As described below, in the jurisdictions relevant to us, the commercial use and delivery of our passenger-grade AAVs are, and in the near future are expected to continue to be, subject to an uncertain or lengthy approval process. Without obtaining all applicable regulatory approvals, our AAVs are currently mainly operated on a limited trial basis by our customers in tourism locations in China and are not in broad, mainstream commercial operations. We are unable to estimate the average length of time required to obtain the applicable regulatory approvals due to the nascent nature of AAV-related regulations and the lack of relevant precedents. For example, we are not aware of any operator having been granted all required approvals for the commercial operations of passenger-grade AAVs in China, the United States or elsewhere. In addition, PRC and U.S. regulations impose significant restrictions on our non-passenger-grade AAVs. We cannot predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions.

In China, the Civil Aviation Administration of China, or CAAC, published the Guidance on UAV Airworthiness Assessment Based on Operation Risks, or the UAV Airworthiness Guidance, on January 25, 2019, which is based on the assessment classification and management of operational risks of UAVs. On May 26, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Administrative Procedures for Airworthiness Assessment of Civil Unmanned Aerial Vehicle Systems (Trial), or the Airworthiness Assessment Procedures, effective on June 1, 2020, with a one-year trial period. According to the Airworthiness Assessment Procedures, enterprises shall apply for the approval letter of design and manufacture from the CAAC if they plan to design and manufacture civil unmanned aerial vehicle systems. The holder of an approval letter of design and manufacture shall set up an airworthiness examination agency, which shall, in accordance with the Administrative Procedures for the Real-name Registration of Civil UAVs (Draft), complete the pre-registration of the civil unmanned aerial vehicle systems it manufactures and, at the time of a customer’s completing the real-name registration and applying for airworthiness approval, conduct verification and inspection and give suggestion to the CAAC as to whether or not to issue the airworthiness approval. The airworthiness approval for a private UAV system shall be completed simultaneously with the real-name registration. We may be required to comply with these regulatory requirements and to obtain relevant licenses, permits, registrations or certificates under such regulatory requirements. However, since the Airworthiness Assessment Procedures is newly enacted, uncertainties still exist in relation to its interpretation and implementation, and there is no detailed rule regarding when and how we should apply for the relevant approvals mentioned therein. Additional rules and regulations with respect to the airworthiness of AAVs are still under discussion by the CAAC. We are making contributions as a member of the CAAC Special Expert Taskforce. However, we cannot assure you that we will be able to obtain any of the certificates of design and manufacture or airworthiness as required under the detailed rules and regulations in a timely manner or that we can satisfy the relevant requirements or standards under the detailed rules or regulations to be promulgated in the future, which may materially and adversely affect our business and future prospects.

Under the Trial Operation Rules (Interim) for Specific Unmanned Aircraft issued by the CAAC on February 1, 2019, or Interim Rules, to start any specific trial operation, the prospective operator of certain classes of UAVs must submit an application and be approved by the CAAC. In February 2019, we submitted an application to the CAAC for trial operation in relation to a customer’s use of our EHang 216, a model of our passenger-grade AAVs, for aerial logistics use. In May 2020, we obtained the trial operation approval from the CAAC. However, even if this approval is granted by the CAAC, we cannot assure you that it can be extended to the operations of other customers.

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

Our framework and conditional agreements may not result in material sales of our products.

We have entered into a number of long-term agreements with customers and partners relating to the sale of our passenger-grade AAVs. Some of these agreements are conditional, and our counterparty is not obligated to purchase our products unless a number of conditions are satisfied. Under our agreement with a U.S. biotechnology customer, the customer is not required to purchase our AAVs unless our AAVs achieve a number of performance milestones and it obtains required approvals from the Federal Aviation Administration, or the FAA, and the Food and Drug Administration, or the FDA, for the commercial operation of our AAVs. We have yet to achieve the performance milestones, and the customers are allowed to terminate the agreements before that happens. Further, it may be time-consuming for the customer to obtain the required approvals, if they are able to do so at all. Some other agreements are framework agreements containing sales targets, but that does not obligate our counterparties to purchase our products at all. We expect the number of orders we receive under these framework agreements to depend on a number of factors, including changes in the regulatory environment, customers’ acceptance of and demand for our products and services and our production capacity. For the foregoing reasons, we may not receive substantial orders from our current or potential customers. As our long-term agreements may not result in material sales of our products, our future results of operations may not scale or otherwise meet our current expectations.

We have substantial customer concentration and we have experienced a significant increase in accounts receivable.

Due to the short history of our business and that we have not achieved significant scale, we had and expect to continue to have customer concentration. In 2018, 2019 and 2020, the largest customer accounted for 30%, 24% and 51% of our revenues, respectively. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers. We are unable to predict the future level of demand for our services that will be generated by these customers. In addition, our accounts receivable balance significantly increased from RMB2.5 million as of December 31, 2018 to RMB41.1 million as of December 31, 2019, and further increased to RMB179.4 million (US$27.5 million) as of December 31, 2020, out of which RMB16.2 million (US$2.5 million) will be paid due over one year and was included in other non-current assets. As of December 31, 2020, accounts receivable balance (net of allowances) from our top three customers accounted for 85% of our total accounts receivable balance. For our air mobility solutions and aerial media solutions, we typically require a portion of payments upfront and the remaining amounts are contractually due ranging from three to six months. However, due to the COVID-19 impacts in 2020, we usually collect our accounts receivable from our customers later than the due dates. Subsequent to December 31, 2020, our certain customers signed payment commitment letters to us. If our major customers were to cease purchasing our products or services, cancel existing orders or fail to make payments to us in a timely fashion, our business and results of operation will be materially and adversely affected.

Our technology platform may not perform in line with customer specifications or expectations.

Our technology platform, consisting of our AAVs, in-flight operating systems and on-the-ground infrastructure, may not perform in line with customers’ expectations. For example, our AAVs may not be as easy to operate or maintain as customers expect. In addition, certain orders of our passenger-grade AAVs are conditioned on their meeting defined technical specifications (such as a specified cruising speed, operational range and payload capacity) according to agreed-upon delivery timetables. See “Item 4. Information on the Company—B. Business Overview—Our AAV Commercial Solutions” for further details. Future customers may also require performance specifications that we are unable to deliver. Some of these target specifications, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.

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

Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after Wolfpack Research, an entity unrelated to us, issued a report containing various allegations about us in February 2021, the trading price of our ADSs declined sharply and we received numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of three putative shareholder class action lawsuits against us and some of our senior executive officers, and may potentially have further severe impact on the market price of our ADSs and divert management’s attention from the day-to-day operations of our company. Our management and audit committee conducted additional procedures and actions to mitigate risks of the short seller allegations. However, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

We may continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

We have been named as a defendant in three putative shareholder class action lawsuits which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are defending against three putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” While we intend to defend these lawsuits vigorously, we are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of the judgment in these cases, could have a material adverse effect on our business, financial condition, operating results, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may require us to use a significant portion of our cash resources, divert our management’s attention from the day-to-day operations of our company, and dissuade potential customers from using our services, which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. We may need to settle the litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. We also may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

We are a relatively young company with a short operating history, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We have been providing AAV commercial solutions since 2014. Although we have experienced growth, our historical performance may not be indicative of our future performance due to our limited operating history. We are currently commercializing our AAVs and air mobility solutions, and have a short history of accepting orders for our AAVs and delivering them to customers for testing, training and demonstration purposes. There is only a limited historical basis for making judgments on the demand for our products and services or our ability to produce and deliver AAVs and air mobility solutions, or to become profitable in the future.

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

We have incurred net losses in the past. In 2018, 2019 and 2020, we had net losses of RMB80.5 million, RMB48.0 million and RMB92.0 million (US$14.1 million), respectively, and we had net operating cash outflows of RMB43.0 million, RMB55.5 million and RMB151.7 million (US$23.2 million), respectively. We expect our costs to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a public company.

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

We operate in the UAV industry and provide various commercial solutions, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions. In addition to competing with other UAV companies, we compete with traditional industry players providing similar solutions, such as aircraft and ground transportation service providers. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

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

An accident involving an AAV provided by us or another manufacturer could cause regulatory agencies around the world to tighten restrictions on the use of AAVs, particularly over-populated areas, and could cause the public to lose confidence in our products and AAVs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high-profile accident occur resulting in substantial casualty or damages, either involving our AAVs or products offered by other companies, public confidence in and regulatory attitudes toward AAVs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

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

We delivered two, five and seven passenger-grade AAVs abroad in 2018, 2019 and 2020, respectively. We have entered into sales contracts with customers outside China. In 2019, we also entered into an agreement to establish a command-and-control center in Azerbaijan. In 2020, we delivered our passenger-grade AAVs to customers in Canada, Mexico, Russia, Japan and Korea. As international expansion is one of our core strategies, we expect our international sales to increase in the future. In markets outside China, we generally have less experience in marketing, selling and deploying our AAVs. International expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. International sales and operations are subject to risks such as:

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

We may rely on some third-party distributors for sales, marketing and distribution activities relating to our AAVs.

Currently we do not rely on any third-party distributors for sales, marketing and distribution activities relating to our AAVs. However, some of our business partners may act as third-party distributors that sell, market and distribute our AAVs to their customers in the future. Accordingly, we may be subject to a number of risks associated with third-party distributors, including a lack of day-to-day control over the activities of third-party distributors selling or using our products and solutions; third-party distributors may terminate their arrangements with us on limited or no notice, or may change the terms of these arrangements in a manner that is unfavorable to us for reasons outside of our control; and any disagreements with our third-party distributors could lead to costly and time-consuming litigation or arbitration. If we fail to establish and maintain satisfactory relationships with our third-party distributors, we may not able to sell, market and distribute our AAVs according to our internal budget and plans, our future revenues and market share may not grow at a pace that we expect, and we could be subject to increases in sales and marketing and other costs which would harm our results of operations and financial condition.

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

Any decline in the business of our business partners or the deterioration of our relationship with them could have a material adverse effect on our operating results.

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

We rely on external suppliers for raw materials and certain key externally sourced components and parts used in the assembly of our AAVs, and have limited control over the quality of these components and parts.

We purchase certain key externally sourced components and raw materials, such as computers chips, batteries, motors and electronic displays, from external suppliers for use in our assembly, production and operations of AAVs. A continuous and stable supply of components and raw materials that meet our standards is crucial to our assembly, production and operations. We cannot assure you that we will be able to maintain our existing relationships with our suppliers and continue to be able to stably source key components and raw materials at reasonable prices, or at all. We have integrated our suppliers’ technologies within our products such that having to change to an alternative supplier may cause significant disruption to our operations. The supply of key components could be interrupted for any reason, or there could be significant increases in the prices of these key components. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control, or that we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. If any of these events occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

If we fail to comply with environmental and work safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental and work safety laws and regulations. For more details, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Environmental Protection and Work Safety.” We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. Environmental and social laws and regulations have tended to become increasingly stringent. There has been increased global focus on environmental and social issues and it is possible that China may potentially adopt more stringent standards or new regulations in these areas. To the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our company. In addition, we may incur substantial costs in order to comply with current or future environmental and work safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

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

Our business could be significantly affected by public health epidemics that may hit China and/or other countries where we sell our products, such as the outbreak of coronavirus, avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. For example, the severity of the current COVID-19 pandemic resulted in lock-downs, travel restrictions and quarantines imposed by governments across the world and materially affected general commercial activities on a global scale. In 2020, we experienced delayed fulfillments from suppliers as well as reduced demand for our AAVs from the tourism sector, which suffered disproportionately from the pandemic. The majority of our revenue generated from sales of passenger-grade AAVs are from a limited number of customers that mainly operate our AAVs in tourism locations in China, rather than in broad, mainstream commercial operations. A COVID-19 outbreak may result in these customers ceasing purchases, canceling or reducing orders for our products or services, or failing to make payments owed to us in a timely manner or at all, which may materially and adversely impact our business and result of operations. The COVID-19 pandemic has caused, and is expected to cause in the near future, an economic downturn in many countries. Such general economic slowdown may reduce the demand for our products and services. Although the pandemic has largely subsided in China, it has continued to significantly affect many parts of the world, including Europe and North America, where many of our customers and business partners are located. For example, currently our business development activities in North America and Europe are severely restricted, and we may not be able to deliver AAVs abroad even if we receive customer orders. As a result, the international sales of our AAVs are materially affected. Any future outbreak of a contagious disease, and other adverse public health developments may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

We could be adversely affected by security-related concerns of the United States and other countries against Chinese companies and products and political tensions between the United States and China.

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

In addition, political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

As of March 31, 2021, we had 182 issued patents, 121 pending patent applications in China, 350 registered trademarks, and 23 registered copyrights in China in relation to our technologies. We cannot assure you that our pending patent applications will be granted. Even if our applications are successful, patents may be contested, circumvented or invalidated in the future.

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

Through our AAVs, EHang Pro app and command-and-control systems, we log information about each AAV’s use, such as charge time, battery usage, mileage and location information, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the flying experience. Images and videos captured by cameras attached to our AAVs are stored on our servers, servers of third-party cloud storage providers or other servers designated by our customers. Possession and use of our users’ flying behavior and data in conducting our business may subject us to legislative and regulatory oversight in China and other jurisdictions, such as the European Union and the United States. For example, in January 2018, the European Union promulgated the General Data Protection Regulation to further protect fundamental rights in privacy and personal information so that members of the general public have more control over their personal information. Regulations in relevant jurisdictions may require us to obtain user consent for the collection of personal information, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident.

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

We will need significant capital to, among other things, conduct research and development, expand our manufacturing capacity and roll out new products. We may also need significant capital to maintain our existing property and equipment. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.

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

Starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States and recently both China and the United States have each imposed additional tariff. The United States may also in the future impose tariffs on the importation of consumer products related to our business, such as AAVs. In addition, the European Union has imposed tariffs on imports of AAVs originating from the PRC. We plan to export our AAVs to the United States and the European Union. Any new tariffs on AAVs or other relevant products imposed by the United States or the European Union may significantly increase our costs. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

If claimants or trustees decide to assert claims against us to satisfy, among other things, the debt of our former subsidiaries and any such claims were to prevail, they could have an adverse effect on our results of operations and cash flows. Even if these claims do not result in a liability to us, they could subject us to negative publicity and harm the perception and confidence of our customers and suppliers in our brand and financial condition, which in turn could have a negative effect on our results of operations and cash flows.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct our business or sell our products, including the PRC anti-corruption laws and regulations, the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act 2010 also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. The PRC anti-corruption laws and regulations prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. There is uncertainty in connection with the implementation of PRC anti-corruption laws. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

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

We may be the subject of complaints or litigation from customers, suppliers, employees or other third parties for various actions. The damages sought against us in some of these litigation proceedings could be substantial. We cannot assure you that we will always have meritorious defenses to the plaintiffs’ claims. While the ultimate effect of these legal actions cannot be predicted with certainty, our reputation and the result of operations could be negatively impacted. The proceedings we may be involved in from time to time, including the aforementioned bankruptcy proceedings, could incur substantial judgments, fines, legal fees or other costs and have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We are vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis, and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

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

Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such properties were built illegally or failed to pass the inspection or other reasons, such lease contracts may be recognized as void and as a result, we may be required to vacate the relevant properties. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us, or we may be required to vacate the relevant properties if the terms of the new leases are not reached. Furthermore, the terms of two leases we have been using for research and development, production and office purposes have expired, and we are still discussing with the lessors in respect with the renewal of the leases and their terms. We may enter into new lease contracts with the lessors, and the terms of the new leases may be less favorable to us, or we may be required to vacate the relevant properties if the terms of the new leases are not reached.

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

We adopted the 2015 Share Incentive Plan, or the 2015 Plan, and the 2019 Share Incentive Plan, or the 2019 Plan (collectively, the “Plans”), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with U.S. GAAP. Under the Plans, we are authorized to grant restricted share units and other types of awards. Under the 2015 Plan and 2019 Plan, the maximum number of ordinary shares that may be issued pursuant to all awards is 8,867,053 and initially 5,455,346, respectively. As of March 31, 2021, 7,753,000 restricted share units and 53,737 share options had been granted and were outstanding under the Plans. As of December 31, 2020, our unrecognized share-based compensation expenses relating to unvested awards, amounted to RMB34.5 million (US$5.3 million).

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

In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for the year ended December 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP and SEC rules, and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements.

We implemented the following measures in 2020 to improve our internal control over financial reporting and addressed the previously identified material weaknesses:

•	We hired additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience;

•

We expanded the capabilities of existing accounting and financial reporting personnel through regular training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations; and

•	We developed, communicated and implemented an accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes.

The implementation of the foregoing measures has remediated our material weakness relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP and SEC rules. However, these measures did not fully address all material weaknesses in internal control over financial reporting, and our management concluded that the material weakness relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements still existed as of December 31, 2020. We and our independent registered public accounting firm also identified two new material weaknesses in our internal control over financial reporting as of December 31, 2020 relating to our lack of sufficient controls for properly tracking the shipping records of the AAVs and monitoring of the collection of accounts receivable on a timely basis.

After identifying these material weaknesses, we intend to implement a number of measures to address these material weaknesses identified, including (i) further improving and implementing our accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes; (ii) establishing more formalized polices and controls to properly track the shipping records of the AAVs and ensure the revenues of AAVs are recorded in the appropriate period accordingly; (iii) enhancing the management function to oversee the AAVs shipping process; (iv) implementing additional monitoring control over the collection of accounts receivable; and (v) formalizing the processes and controls over the past-due payments. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address these material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our ADSs could be delisted and prohibited from trading “over the counter” if the Public Company Accounting Oversight Board is unable to inspect our auditor who is located in China. The delisting of our ADSs and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final amendments to implement the HFCA Act. A registrant will not be required to comply with the amendments until the SEC has identified it as having a non-inspection year. As of the date of this annual report, the SEC is seeking public comment on this identification process. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. We are not required to comply with the amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. If we are identified by the SEC as a registrant that will have to comply with the interim final amendments, we will be subject to additional submission and disclosure requirements. For example, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC is seeking public comment on these submission and disclosure requirements and plans to separately address implementation of the trading prohibitions in the HFCA Act in the future.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the Nasdaq Global Market and our ADSs will not be permitted for trading “over-the-counter” either. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

It may be difficult for overseas authorities to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas authorities, including the SEC, the PCAOB, and the U.S. Department of Justice, can directly conduct investigation or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas authorities without PRC government approval. While detailed interpretation of or implementation rules under Article 177 are yet to be promulgated, the inability for overseas authorities to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Our PRC legal counsel, AllBright Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that (i) the ownership structure of our WFOE, our VIE and its subsidiaries are in compliance with applicable PRC laws or regulations, and (ii) such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement from their respective effective dates to the date of this annual report, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

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

Our business may be significantly affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), which became effective on July 23, 2020, our principal business does not fall into the “restricted” or “prohibited” categories. However, we cannot assure you that the “negative list” will not be updated in the future in any way adverse to our business. In the event that our VIE and its subsidiaries through which we operate our business are not treated as domestic investment and our operations carried out through such VIE and its subsidiaries are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

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

Our VIE contributed 95.4%, 25.0% and 19.6% of our consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively. We have relied on and expect to continue to rely on contractual arrangements with our WFOE, our VIE and its shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our WFOE, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

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

The shareholders of our VIE include Mr. Weixian Xia and Mr. Shuai Feng, each a senior employee of our company. Conflicts of interest may arise from them in their roles as directors, officers and beneficial owners of our company and as shareholders of our consolidated affiliated entity. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE by us. In addition, a judicial freeze was placed on the equity interests of our VIE in connection with an arbitration filed by a third party against Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, who was also a former shareholder of our VIE. The arbitration arose from a financial dispute between the third party and Mr. Huazhi Hu, and was unrelated to our company. The third party did not have any claim against our VIE. Our VIE was involved in the arbitration only because the third party regarded equity interests of our VIE as potential assets of shareholders of our VIE. The parties to the arbitration have reached a settlement. In March 2021, the third party filed a petition with the court and the judicial freeze on our VIE’s equity interests had been released. In addition to the aforementioned arbitration, in October 2020, our VIE paid a guarantee deposit to a court in Guangzhou, China to lift the judicial freeze. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” If any of the equity interests of our VIE is similarly claimed by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE or have to maintain such control by incurring unpredicted costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE and its subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

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

A substantial majority of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

In addition, our mobile application, EHang Pro is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, promulgated by the Cyberspace Administration of China, or the CAC, effective on August 1, 2016. According to the App Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the App Provisions at all times. If our mobile applications were found to be violating the App Provisions, we may be subject to administrative penalties, including warnings, service suspensions or removal of our mobile applications from relevant mobile application stores, which may materially and adversely affect our business and operating results.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Each of EHang Intelligent, EHang GZ and EHang Egret is currently qualified as a high and new technology enterprise, or HNTE, and as such is eligible for a 15% preferential tax rate, which will expire in December 2023, December 2022 and November 2021, respectively. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2020, our PRC subsidiaries and the VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may be unable to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

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

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Market Regulation.

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

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared with those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. These statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. As part of our continued efforts to ensure accuracy and high quality of our financial reporting, our audit committee is fully aware of the lack of PCAOB inspection issue and periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status.

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Select Market of issuers included on the SEC’s list for three consecutive years.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from Non-Cooperating Jurisdiction, namely jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Global Market, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of the ADSs, or effectively terminate, the ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

On December 18, 2020, the Holding Foreign Companies Accountable Act was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

The enactment of the Holding Foreign Companies Accountable Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq Global Select Market and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Our audit committee is fully aware of the restrictions and regularly communicates with our independent registered public accounting firm to ensure compliance. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

Since our ADSs became listed on the Nasdaq Global Market on December 12, 2019, the trading price of our ADSs has ranged from a low of US$7.59 to a high of US$129.80 per ADS. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to ten votes per share, while holders of Class A ordinary shares are entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by their holder or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our founder, Mr. Huazhi Hu, or an affiliate controlled by our founder, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

As of March 31, 2021, Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 40.6% of our total issued and outstanding share capital and 87.2% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2021. See “Item 6. Directors, Senior Management and Employees—E. Principal Shareholders.”

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

In addition, our founder will continue to be able to control all matters submitted to our shareholders for approval even if his shareholdings represent substantially less than a majority of our outstanding common shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common shares could be adversely affected.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Most of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

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

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

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

As a Cayman Islands exempted company listed on Nasdaq Global Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. We have elected to follow our home country practice in lieu of certain corporate governance requirements of the Nasdaq Stock Market. See “Item 16G. Corporate Governance.” As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we were not a passive foreign investment company, or PFIC, for 2020 or that we will not be a PFIC for 2021 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we are treated as the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ADSs, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020, and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds our ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

In December 2014, we incorporated EHang in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing. In the same month, we established Ehfly.

From 2015 to 2020, we established the following principal subsidiaries to conduct our principal business of AAV manufacturing and sales and the provision of AAV commercial solutions and related services:

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

•	In July 2016, EHang GZ established EHang Egret, to provide aerial media solutions and related services.

•	In March 2018, EHang Intelligent established EHang Tianyu, to provide logistics solutions and related services.

•	In June 2020, EHang Intelligent, jointly with two other parties, established EHang Yunfu to manufacture passenger-grade AAVs.

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability to our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Dividend Distribution.” As a result of our contractual arrangements with the VIE and its shareholders, EHang is regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On December 12, 2019, our ADSs commenced trading on the Nasdaq Global Market under the symbol “EH.” We raised approximately US$33.9 million in net proceeds from the issuance of new shares in our initial public offering after deducting underwriting commissions and the offering expenses payable by us. In January 2020, the underwriters exercised their over-allotment option and we raised approximately US$1.0 million in net proceeds from the issuance of new shares after deducting underwriting discounts and offering expenses payable by us.

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

We are an autonomous aerial vehicle technology platform company. We are pioneering the future of transportation through our proprietarily developed AAVs and related commercial solutions. We believe we are the first in the world to launch passenger-grade AAVs, setting a new milestone in AAV technologies. We believe our technologies and products have the potential to benefit society by enabling all-electric, eco-friendly travel. We are committed to improving the communities in which we operate by ensuring a clean, safe and efficient mode of transportation.

In today’s increasingly populated and interconnected world, traditional modes of urban transportation continue to contribute to congestion and pollution, and they are largely confined to land-based infrastructure. Mobility for the future requires a revolutionary solution. While the sky above has always been a possibility, we brought a safe, eco-friendly, cost-effective and easy-to-use air mobility solution one step closer to reality when we unveiled our first passenger-grade AAV in 2016. Our AAVs require minimal space for vertical take-off and landing, enabling urban travel to expand to the three-dimensional space. Our AAV technologies have the potential to reduce road traffic and associated congestion by taking transportation to the skies while utilizing electric power to reduce pollution. We believe AAV technologies will transform the future of transportation, improving lives and creating new industries.

We design, develop, manufacture, sell and operate AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

Passenger Transportation	Logistics

Smart City Management	Aerial Media Solutions

We are the first mover in AAV technologies and its commercialization. In January 2016, we unveiled the world’s first passenger-grade AAV, EHang 184, a single-seat model, at CES. In March 2018, we delivered a unit of our dual-seat EHang 216 to a customer for testing, training and demonstration purposes. We believe this was the world’s first delivery of a passenger-grade AAV. In addition, we have developed a number of non-passenger-grade AAV models suitable for a variety of industrial and commercial applications.

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

We strive to design safe, reliable and functional products. At our design and testing center, we have established a multitude of AAV flight tests, including climbing flight tests, high maneuverability tests, speed tests, night flying tests, as well as flight tests in harsh weather conditions. Our passenger-grade AAVs conducted trial or demo flights in eight countries across Asia, Europe and North America, predominantly in China. These trial or demo flights include passenger-carrying flights and flight tests in winds of up to 70 kilometers per hour, in fog with a visibility of approximately 50 meters, and at a flight altitude of 4,100 meters above sea level.

We are currently expanding our UAM pilot city initiative. We have established strategic partnerships with four city governments on UAM programs in China and Europe, including Guangzhou in China, Linz in Austria and Seville and Llíria in Spain. We expect to establish strategic partnerships with more city governments in the future to expand our UAM network globally.

Significant Market Opportunities.

The market opportunities created by our technology are significant. According to Morgan Stanley Research, the global urban air mobility market is expected to reach US$1.5 trillion by 2040. To capture the significant growth potential in the AAV market, we strive to continue to innovate and expand the boundaries for air-based mobility.

Orders, Delivery and Financial Results.

As of December 31, 2020, we had cumulatively delivered 134 units of passenger-grade AAVs, mainly operated on a limited trial basis in tourism locations in China, for testing, training and demonstration purposes and developed three command-and-control centers for smart city management.

Our core business, air mobility solutions, grew significantly in 2020. Since early 2019, we have accelerated the commercialization of our passenger-grade AAVs in air mobility solutions. Despite the challenges posed by the COVID-19 pandemic, we sold 70 units of passenger-grade AAVs in 2020, representing a 14.8% increase from 61 units in 2019.

Our revenues increased by 83.2% from RMB66.5 million in 2018 to RMB121.8 million in 2019, and further increased by 47.8% to RMB180.1 million (US$27.6 million) in 2020. Our net loss decreased by 40.4% from RMB80.5 million in 2018 to RMB48.0 million in 2019, and increased by 91.8% to RMB 92.0 million (US$14.1 million) in 2020. In 2020, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB106.0 million (US$16.2 million), RMB8.3 million (US$1.3 million) and RMB65.7 million (US$10.1 million), representing 58.8%, 4.6% and 36.5% of our total revenues, respectively. As of December 31, 2020, our accumulated deficit amounted to RMB808.0 million (US$123.8 million).

Regulatory Updates

In 2020, we and our local partners made significant progress in obtaining regulatory approvals to conduct trial or test AAV operations or flights in several jurisdictions.

•

United States. In January 2020, we conducted our first-ever U.S. trial flight of the EHang 216, as part of the North Carolina Transportation Summit hosted by the North Carolina Department of Transportation (NCDOT). This AAV flight was conducted with approval from the FAA, namely a Foreign Civil Aircraft Special Flight Authorization (SFA), and support from the NCDOT.

•

Norway. In March 2020, EHang 216 obtained an operational flight permit from the Civil Aviation Authority of Norway, or the CAA Norway. After the assessment of test flight plans and contingency plans, the CAA Norway issued an operational flight permit for EHang 216 to conduct flights together with a local customer for the purpose of testing and certification.

•

China. In May 2020, we received the formal approval from the CAAC of an application we submitted in 2019 for pilot operation in relation to a customer’s use of our EHang 216 for logistics purposes in Taizhou, Zhejiang Province. With this approval, pilot operation has been conducted for aerial logistics with our AAVs and related solutions.

•

Canada. In July 2020, EHang 216 obtained a Special Flight Operations Certificate (SFOC) issued by Transport Canada Civil Aviation, the civil aviation authority in Canada. With the certificate, trial flights of EHang 216 AAVs have been conducted in Quebec province.

•

Korea. In November 2020, EHang 216 obtained Special Certificates of Airworthiness issued by Korea’s Ministry of Land, Infrastructure and Transport, the civil aviation authority in Korea. With the certificates, trial flights of EHang 216 AAVs have been conducted in several Korean locations, including Seoul, Daegu, and Jeju Island.

•

Austria. In December 2020, the Civil Aviation Authority of Austria issued a trial flight permit for the EHang 216 passenger-grade AAV. A test flight occurred in November 2020 as part of the process to obtain the permit. With the permit, EHang 216 can conduct trial operation of unmanned flights in Austrian national airspace.

Our Business

Our business is built on our technology platform comprising our AAVs and AAV operating systems and infrastructure through which we provide AAV commercial solutions.

Our AAVs

Our AAVs consist of single-seat and dual-seat passenger-grade AAVs, and non-passenger-grade AAVs. Our passenger-grade AAV models, including EHang 216 and EHang 116, are designed for short- to medium-distance air transportation. Based on EHang 216 (standard model), we further launched EHang 216F (firefighting model) and EHang 216L (logistics model). Our non-passenger-grade AAV models, including Falcon B, GD 2.0X and V100, are designed for a variety of commercial applications, such as logistics, smart city management and aerial media solutions.

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

Passenger-grade AAVs

We have developed five models of passenger-grade AAVs, EHang 184, EHang 116, EHang 216, EHang 216F and EHang 216L. In January 2016, we announced EHang 184, a single-seat model and the world’s first passenger-grade AAV. In 2018, we announced EHang 216, our dual-seat passenger-grade AAV model, and EHang 116, our enhanced single-seat passenger-grade AAV model, which replaced the EHang 184. Our passenger-grade AAVs can also be customized for large-payload logistics services to meet market demand. For example, in September 2020, we unveiled EHang 216L, a version of EHang 216 that is specially designed for aerial logistics. In July 2020, we announced EHang 216F, a version of EHang 216 that is specially designed for high-rise firefighting.

The following table sets forth selected information about our passenger-grade AAVs:

	EHang 216	EHang 116

Commercialization Status	As of December 31, 2020, we had cumulatively delivered 130 units to customers for testing, training and demonstration purposes, mainly operated on a limited trial basis in tourism locations in China. Currently we are working to obtain regulatory approvals for commercial operations in China, and are assisting customers in Europe and North America in taking steps toward applying for such approvals for our passenger-grade AAVs. However, we are unable to predict the timing of such approvals.	As of December 31, 2020, we had cumulatively delivered one unit to a customer for testing and training purposes.

Design	Dual seats, 16 independent motors and propellers over eight arms	Single seat, 16 independent motors and propellers over eight arms

Applications	Passenger transportation, logistics and others	Passenger transportation, logistics and others

Specifications

Maximum speed	130 km/h	130 km/h

Cruising speed	100 km/h	100 km/h

Designed flight time with maximum payload	21 minutes	19 minutes

Designed flight distance with maximum payload	35 km	31 km

Maximum payload	220 kg	140 kg

Maximum altitude (above sea level)	3,000 meters	3,000 meters

Time to full charge (standard charging)	< 120 minutes	< 120 minutes

	EHang 216F	EHang 216L

Commercialization Status	As of December 31, 2020, we had cumulatively delivered three units to customers for testing, training and demonstration purposes. Currently we are working to obtain regulatory approvals for commercial operations in China. However, we are unable to predict the timing of such approvals.	As of December 31, 2020, we had not delivered any unit to customers. Currently we are working to obtain regulatory approvals for commercial operations in China. However, we are unable to predict the timing of such approvals.

Design	16 independent motors and propellers over eight arms; a high-pressure nozzle, a laser aiming device, six fire extinguishing projectile launchers above the cabin; a firefighting foam tank below cabin	16 independent motors and propellers over eight arms, a cargo compartment

Applications	High-rise firefighting	Logistics, emergency medical service, and others

Maximum speed	130 km/h	130 km/h

Cruising speed	100 km/h	100 km/h

Designed flight time with maximum payload	21 minutes	21 minutes

Designed flight distance with maximum payload	35 km	35 km

Maximum payload	150 liters of firefighting foams and 6 fire extinguishing projectiles	250 kg

Maximum altitude (above sea level)	3,000 meters	3,000 meters

Time to full charge (standard charging)	< 120 minutes	< 120 minutes

Each of our streamlined passenger-grade AAVs, except for EHang 216L, is equipped with a large panoramic windshield for wide vision and two gull-wing doors. The interior design of our passenger-grade AAVs boasts simplicity, comfort and convenience. Passengers can select their destinations from several pre-programmed options through an intuitive operating interface embedded in two 9.7-inch control panels in front of their seats.

Passenger Cabin	Operating Interface

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

The following table sets forth selected information about our non-passenger-grade AAVs that are currently in production:

	Falcon B	GD 2.0X	V100

Design	Four-arm co-axial octorotor configuration	Quadrotor configuration	Quadrotor & fixed-wing hybrid configuration

Applications	Surveillance, fire extinguishment, and last-mile delivery	Surveillance and last-mile delivery	Surveillance, power line inspection and medium-range delivery

Operating modes	Standalone operations; command-and-control center operated	Standalone operations; command-and-control center operated	Standalone operations; command-and-control center operated

Specifications

Maximum speed	80 km/h	40 km/h	100 km/h

Designed flight time with maximum payload	17 minutes	19 minutes	1 hour

	Falcon B	GD 2.0X	V100

Designed flight distance with maximum payload	19 km	10 km	80 km

Maximum payload	5 kg	0.45 kg	2 kg

Time to full charge	< 90 minutes	< 90 minutes	< 90 minutes

Non-passenger-grade AAVs are used in our smart city management and aerial media solutions. We sell non-passenger-grade AAVs on a standalone basis or together with our command-and-control systems in our smart city management solutions.

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

•

Charging Equipment. Our passenger-grade AAVs can be charged with our charging stations. We have also developed a charging platform powered by fast charging technology for our non-passenger-grade AAVs. The waterproof and dustproof charging platform can monitor real-time charging status and battery health. Our charging platform is expected to be put into service as a part of our smart city management solutions and we plan to initially deploy these platforms in Chinese cities, such as Lianyungang, Shaoguan and Hezhou.

Command-and-Control System	Command-and-Control Center	Charging Station

Our AAV Commercial Solutions

Air Mobility

Passenger Transportation

Our passenger-grade AAVs offer a safe and efficient option for short- to medium-distance transportation. They fly autonomously and land with precision. With an intuitive and user-friendly application system on board, passengers can select their destinations from several pre-programmed options.

The following illustration sets forth the vision of our passenger transportation solution:

We are collaborating with our customers and partners to explore a variety of application scenarios of passenger transporation solution and to initiate trial flights for aerial sightseeing, island hopping, etc. For example, we partnered with LN Holdings, a Shenzhen-listed (000524.SZ) tourism platform company to announce the world’s first UAM-themed hotel at the LN Garden Hotel in Guangzhou, China, and trial flights for aerial sightseeing were carried out over the coastal hotel. In addition, we partnered with a PRC subsidiary of Greenland Hong Kong Holdings Limited (SEHK: 00337), an HKEX-listed real estate company, for trial aerial sightseeing flights in Greenland’s Forest Lake project in Zhaoqing city, Guangdong, China. Besides, our local partners in the Hengqin New Area, the largest of the islands surrounding Zhuhai city in the Guangdong-Hong Kong-Macao Greater Bay Area of China, carried out trial flights between islands over the sea.

We are cooperating with a local partner in the City of Hezhou in Guangxi province, China, to build the world’s first E-port for AAV services, which we believe will help accelerate the commercialization of our AAVs in the tourism industry in China. The E-port is expected to be built by the Hezhou government and upon completion, the E-port will be operated by our local partner.

In Europe, we entered into a partnership with Giancarlo Zema Design Group, or GZDG, a leading Italian architecture firm, in March 2021. GZDG has designed and intends to build an eco-sustainable vertiport in Italy using our passenger-grade AAV technologies and air mobility solutions. The vertiport will use green design and construction materials and can generate energy to recharge the EHang 216 passenger-grade AAVs.

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

Partnership with DHL-Sinotrans

In February 2019, we entered into a comprehensive unmanned delivery service contract with DHL-Sinotrans, a joint venture between DHL Express and Chinese logistics company Sinotrans. In May 2019, we announced that we and DHL-Sinotrans jointly launched a fully automated and intelligent smart aerial delivery solution to tackle the last-mile delivery challenges in urban areas of China. In the same month, we started trial delivery services with our Falcon B AAVs for a DHL-Sinotrans customer along a customized flight route of approximately 8 kilometers.

In September 2020, we unveiled EHang 216L, the logistics version of our flagship product EHang 216, for short-to-medium-haul air logistics in both urban and rural areas. EHang 216L boasts a payload of 250kg. In March 2021, we entered into a partnership with Dongfeng USharing Technology Co., Ltd., a subsidiary of Dongfeng Motor Corporation, a Fortune Global 500 company and one of the largest auto makers in China, to co-develop a solution for Seamlessly Connected Mobility Services for logistics using EHang 216L.

Smart City Management Solutions

Lianyungang Command-and-Control Center	Shaoguan Command-and-Control Center

Hezhou Command-and-Control Center

Our smart city management solutions encompass, among other things, traffic management, public safety surveillance, emergency response and disaster relief, and firefighting. We adapt our non-passenger-grade AAVs to capture live videos and images generated by attached cameras and electro-optical, infrared or other sensors. These videos and images are wirelessly transmitted to the command-and-control systems we develop for our municipal customers, enabling the operators to receive crucial information 24/7 and, to a large extent, regardless of weather conditions. Through smart city management solutions, we provide a platform for the monitoring and management of ordinary municipal functions and public facilities and utilities, as well as dealing with emergencies. According to Frost & Sullivan, we are the first company to successfully build integrated command-and-control centers that centralize and coordinate a wide range of UAV applications simultaneously.

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

Emergency response & disaster relief. Using infrared cameras, our AAVs can perform critical tasks as emergencies or disasters unfold, including transmitting real-time image and video captures and, most valuably, spotting survivors and people in need of urgent help. Our AAVs can also be deployed to deliver sustenance and other relief supplies, such as rescue ropes and life jackets, in areas that are too dangerous or difficult for ground-based rescuers to reach. In addition, where communication is required but unavailable, our AAVs can be utilized as temporary communication bases. Our AAVs also play an important role in the aftermath of disasters. They can perform functions such as assessing damages to buildings and utilities, and monitoring the status of critical infrastructure including roads, bridges and levees. In April 2020, we participated in a flood emergency response exercise organized by the local government in Shaoguan, China in preparation of the upcoming flood season. In the assumed scenario of the Wujiang Riverbanks having collapsed, we responded quickly by sending ten remotely-managed AAVs to four emergency sites. Controlled from a remote command-and-control center, our AAVs livestreamed the process of emergency repair, flood discharge and staff transfer via built-in high-definition cameras. Furthermore, our AAVs were able to accurately drop life jackets and other relief materials to the victims, which was one of the critical emergency response capabilities for flood relief.

Firefighting. Our AAVs add significant value to forest firefighting activities. Our AAVs can be widely used in forest surveillance, forest fire monitoring and other scenarios. Our non-passenger-grade AAVs can conduct large-scale routine forest inspections and provide high-resolution live feedback and infrared video recording. They can monitor fire in locations that are too dangerous or difficult for people to access. In addition to surveillance, our AAVs can also carry and transport emergency supplies to firefighters. In July 2020, we announced EHang 216F, a version of EHang 216 that is specially designed for high-rise firefighting. At a global launch ceremony in Yunfu, China, we demonstrated its capability to extinguish a high-rise fire. With a maximum flight altitude of 600 meters, the EHang 216F can carry up to 150 liters of firefighting foams and 6 fire extinguishing projectiles in a single trip. The EHang 216F uses a visible light zoom camera to quickly identify the location of fire. It can then hover precisely in position and use a laser aiming device to fire, in succession, a window breaker, fire extinguishing projectiles and then a full-range spray of firefighting foam.

Medical Emergency. Our AAVs have the potential to be used in emergency medical situations including non-contact delivery of medical supplies and medical personnel transportation. One of our AAVs successfully provided non-contact delivery of medical supplies from a city center in China to the rooftop of a 25-story hospital four kilometers away during the COVID-19 outbreak in February 2020. This exercise has helped us identify use-case opportunities in a space currently served by ambulance vehicles and helicopters. In addition, Edward Xu, our Chief Strategy Officer, was also transported in an AAV along the same four-kilometer route. This was one of a series of test cases to demonstrate our AAVs’ ability to transport medical personnel at cruise speeds of up to 90 kilometers per hour and at night. In August 2020, we were selected to join Ambular, an international project supported by the International Civil Aviation Organization, which is dedicated to the development of air ambulance for emergency medical uses.

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

As of December 31, 2020, we had built and delivered three command-and-control centers for smart city management in China, located in the cities of Shaoguan and Lianyungang and Hezhou, respectively. For each of these project, our smart city management solutions provide, among others, traffic management, public safety surveillance, environmental inspection, emergency response and certain law enforcement services. These three command-and-control centers are currently operated by the employees of the respective customers. We provide training and other technical support to facilitate a smooth transition. We plan to offer customers operational services for subscription fees should they choose to outsource the operations of the command-and-control centers. We also sell AAVs to some smart city management customers on a standalone basis. These AAVs can be used to perform tasks such as traffic management under the control of our EHang Pro app.

In October 2019, we entered into an agreement to establish a command-and-control center in the international airport of Baku, the capital of Azerbaijan. Under the agreement, we are currently deploying an unmanned aerial system traffic management system, or UTM system, which is expected to be fully integrated with the national air traffic control system. The UTM system can be used to monitor and control unauthorized UAV traffic on the airport’s premises, minimizing the risk of disrupting the normal operations of civil aviation posed by the increasingly widespread use of UAVs. The command-and-control center will also equip the local air navigation services with technologies including 3D mapping and terrain scanning to support airfield design and aerial navigation map development. In addition, we will provide a web application that may include UAV and pilot registration information, certification documents and permissions for flight procedures.

Aerial Media Solutions

70th Anniversary of the PRC	21st Anniversary of Hong Kong SAR

Guangzhou Fortune Global Forum	Nanjing Youth Olympic Lantern Festival

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

In 2020, the focus of our aerial media solution in China transitioned from providing aerial media performance services to selling aerial media solution packages.

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

At our design and testing center, we have pioneered a multitude of AAV flight tests, including climbing flight tests, high-maneuver flight tests, speed flight tests, night flight tests, as well as flight tests in harsh weather conditions, including low visibility, typhoon and fog. Our passenger-grade AAVs conducted trial or demo flights in eight countries across Asia, Europe and North America, predominantly in China. These trial or demo flights include passenger-carrying flights and flight tests in winds of up to 70 kilometers per hour, in fogs with a visibility of approximately 50 meters, and at a flight altitude of 4,100 meters above sea level. These tests help us shorten the design and engineering process and progress from the design phase to full-scale production while delivering highly reliable and quality AAVs.

Manufacturing, Quality Control and Supply Chain

Manufacturing

We adopt a lean and efficient production strategy across our business, focusing on effective prototyping, manufacturing, supply chain management, final assembly, integration, quality and final acceptance testing. Our current manufacturing base is in Guangzhou. A part of total area of 8,750 square meters and houses facilities for our production. We are building a new AAV production facility in Yunfu city, China. The Yunfu facility has a total planned gross floor area of 24,000 square meters. Upon completion, the Yunfu facility will play a major role in producing our flagship products, the EHang 216 series of passenger-grade AAVs. To ensure high levels of quality and reliability, our dedicated manufacturing team, in close collaboration with our design and engineering arm, manages and conducts the design, engineering and production of key proprietary AAV components, such as electronic speed controllers, and performs final assembly of our AAV products onsite.

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

We are committed to a high level of quality assurance. Since 2017, our quality management system has been certified to AS9100, a quality standard widely recognized in the global aerospace industry.

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

We require our suppliers to maintain high-quality deliverables and to comply with specified industry standards. Parts and components sourced from our suppliers must be marked with CE (Conformité Européenne) markings, certified by the China Compulsory Certification or the Underwriters Laboratory, and/or approved by the Federation of Communications Commission. We regularly monitor the performance of our suppliers using parameters such as supplier defect rates, production and delivery performance, as well as inventory management.

Supply Chain

We adopt a strict reviewing mechanism to ensure quality and stability of our supply chain. We also aim to fully engage with our suppliers to foster long-standing and strong partnership with qualified suppliers. Our production facilities are located in the Pearl River Delta area, a world-leading manufacturing hub, giving us easy access to a large number of high-quality suppliers. Our passenger-grade AAVs are generally manufactured on specific orders and we have been able to effectively manage our inventory level. Historically, we have not experienced significant delays in the supply or availability of our key raw materials or components provided by our suppliers, nor have we experienced a significant price increases for raw materials or components. As a result of the COVID-19 pandemic, we have experienced short-term delayed fulfillments from suppliers.

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

Services for Command-and-Control Systems

For our AAV commercial solutions, we provide a full spectrum of services. To facilitate the efficient operation of our AAV command-and-control systems, we provide, among others, system operation and maintenance training, service support, engineering support, inspection and repair, technical consulting support, and data and documentation assistance. Our customers enjoy services throughout the operational life of our command-and-control systems. Most of these services are performed on-site.

We continue to maintain and upgrade our AAV software infrastructure to enhance the functionality, reliability and safety of our AAVs. We regularly inspect, maintain and upgrade the fundamental communication network and transmission system to ensure the smooth communication between our AAVs and our command-and-control systems on the ground.

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

We organize new product launches, company milestone media events, aviation exhibitions and other offline marketing events. We have organized and participated in numerous product exhibitions in China, the United States, Canada, the European Union, the Middle East, Korea, Japan and Southeast Asia to demonstrate our products and interact with our users. We also take part in aviation and technology exhibitions and conferences, such as the ICAO Innovation Symposium 2020, World ATM Congress, the Future of Transportation World Conference, the International Consumer Electronics Show, the North Carolina Transportation Summit, the China International Aviation and Aerospace Exhibition and the UAM Seoul Demo event. Through participation in these events, we not only have the opportunities to directly interact with our users and enhance our connection with our customers, but also generate greater awareness of the EHang brand.

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

Sales

We have established a targeted direct sales network to sell our AAVs and offer our AAV commercial solutions to our customers. We have been further expanding our direct sales efforts in China and international markets, including Europe. As of December 31, 2020, our direct sales team consisted of 20 sales representatives for the PRC market and 12 for international markets.

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

On top of our sales in the PRC, we have exported our AAVs to North America, East Asia and Europe. We strive to ensure that our exported products comply with the regulatory and safety standards of the local markets.

Contracts with Our Customers and Partners

We have entered into a number of long-term framework and conditional agreements with our business partners relating to the sale of passenger-grade AAVs. These business partners include several PRC AAV distributors, a U.S. biotechnology company and a Norwegian automobile distributor. Each framework or conditional agreement generally sets forth a target or expected sale quantity over a multi-year period. There is one agreement, the one with a U.S. biotechnology company and the only one among our agreements with customers, pursuant to which purchases are explicitly conditioned on our meeting certain deadlines for specified performance milestones and the receipt of applicable regulatory approvals. We have yet to achieve the performance milestones, which allows the customer to terminate the agreement. In some other agreements, the sales targets are non-binding. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our framework and conditional agreements may not result in material sales of our products.” Specifically, currently in China, the United States and other jurisdictions relevant to us, the commercial use of our passenger-grade AAVs, and in some cases our non-passenger grade AAVs, is subject to an uncertain or lengthy approval process. None of our business partners has obtained the regulatory approval for the commercial operations of our passenger-grade AAVs. We are unable to estimate the average length of time required to obtain the applicable regulatory approvals due to the nascent nature of AAV-related regulations and the lack of relevant precedents. We also cannot be sure that we or our business partners will obtain the required approvals in a timely manner, or at all. We are not aware of any operator having been granted all required approvals for the commercial operations of passenger-grade AAVs in China, the United States or elsewhere. Nor can we predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions. Before regulatory approvals for the commercial operations of our passenger-grade AAVs have been obtained in China and/or other relevant jurisdictions, customer demand will likely be limited in volume. For the foregoing reasons, we may not receive any substantial orders from our current or potential customers.

Our customers place purchase orders taking into account the terms of the relevant framework agreement, if applicable, and the customer’s procurement requirements. For passenger-grade AAVs, we start production after the purchase order from customers is made, and production generally takes three to six months. Customer are contractually required to make upfront payment to us.

We enter into sales agreements with customers to sell aerial media solution packages, including component packages of small-sized AAVs for aerial media uses and related software. For aerial media solution packages, we generally deliver solution package within three to six months once the purchase order is placed. Customer are contractually required to make upfront payment to us.

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

Competition

We operate in the UAV industry, and provide various commercial solutions, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions. In addition, we compete with traditional industry players providing similar solutions, such as helicopter and ground transportation service providers. We believe the primary competitive factors in our markets include technological innovation, safety, quality, user experience, and operational and manufacturing efficiency.

We believe we are a leader in passenger air mobility solutions. A number of other companies are also developing passenger-grade electric vertically-takeoff-and-landing vehicles (eVTOLs), but to our knowledge, none of these companies have delivered passenger-grade AAVs nor completed fully autonomous passenger-carrying public flights as of the date of this annual report. In other areas of our business, including logistics, smart city management and aerial media solutions, we also face several major competitors. We believe that we are strategically positioned in the commercial UAV market with exceptional technology, innovation capabilities and leading positions in providing integrated smart city management solutions and aerial media solutions.

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

As of March 31, 2021, we had 182 issued patents in China and 121 pending patent applications, 350 registered trademarks and 23 registered copyrights in relation to our technology in China. We intend to continue to file additional intellectual property applications with respect to our technology.

Seasonality

Because of our rapid growth, our overall business has not experienced a significant pattern of seasonality. However, some of our specific business segments such as aerial media solutions have started to show seasonality in which we may receive more revenues from such business in major Chinese holidays. We may also have a lower number of deliveries of EHang 216 in the first quarter of each fiscal year due to the holiday season of our suppliers. We may experience more pronounced seasonality as our business continues to expand.

Insurance

We maintain various types of insurance, employer’s liability insurance, to protect assets in the event of any accident that might cause significant losses. We also purchase insurance policies that are either legally compulsory or required by our customers. For example, we maintain third-party liability insurance for UAVs, which is required for our UAV commercial operation license. We have civil liability insurance with coverage and conditions that our management considers appropriate. For example, we maintain aviation product liability insurance, which covers bodily injury or property damage caused by defects in our products. In addition, we maintain product liability insurance covering some of our distributors. In relation to our passenger-grade AAVs, we have maintained airplane body and flight insurance to cover damages to our AAVs and third-party liabilities. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

PRC Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

General Administration of Civil Aviation and Airspace Control

On October 30, 1995, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, adopted the Civil Aviation Law of the PRC, or the Civil Aviation Law, which was subsequently amended on April 24, 2015, November 7, 2016, November 4, 2017 and December 29, 2018. The Civil Aviation Law sets forth the general principle and rules for administration of civil aviation as well as for domestic airspace control. Pursuant to this law, the CAAC, which is a State Council department, is currently in charge of civil aviation and has the general authority to supervise and administer civil aviation activities nationwide. The CAAC may promulgate regulations concerning civil aviation activities in accordance with laws enacted and decisions issued by the State Council and within the limits of the CAAC’s authority. According to the Civil Aviation Law, the state has complete and exclusive sovereignty over the airspace above its territory. The division of airspace must take account of the needs of civil aviation, national defense and security, as well as the interests of the public, so as to ensure the reasonable, sufficient and efficient use of airspace. Detailed measures for airspace control will be formulated by the State Council and the Central Military Commission, or the CMC. In addition, pursuant to the Civil Aviation Law, the detailed rules of UAVs promulgated by the State Council and the CMC shall be followed.

In November 2020, the General Office of the State Council of the PRC issued a circular proposing to accelerate the strategic development of Urban Air Mobility (UAM) in China. The circular urges the National Development and Reform Commission, the Ministry of Transport of PRC and the Civil Aviation Administration of China to bring the development of UAM into China’s National Strategies and to formulate relevant policies and standards to promote the healthy development of the industry. Such policies and standards, once made, are expected to lay a solid regulatory foundation for the development of the UAM industry in China as one of the world’s major UAM markets.

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

The nascent status of the UAV industry is accompanied by a lack of targeted laws and regulations and the relevant legislative and administrative bodies are in the process of laying the first brick for a future regulatory framework governing, among others, the design, manufacturing and the overall airworthiness of UAVs. On January 25, 2019, the CAAC published the UAV Airworthiness Guidance, pursuant to which we are one of the airworthiness assessment pilot programs and would help the CAAC in developing UAV airworthiness standards and assessment rules. According to the UAV Airworthiness Guidance, the UAV airworthiness framework will be based on the assessment, classification and management of operational risks. Operational risks will be categorized into three levels: low, medium and high. UAV operational risks contemplate predominantly the risk of collision in the event of loss of control, including (1) damage resulting from UAV crashes or collisions with any individual or object on the ground; (2) in-air collisions, such as with aircrafts or other UAVs; and (3) other risks or damage, such as property losses or any adverse effect on the environment or humans. The UAV Airworthiness Guidance envisages that the UAV airworthiness framework would initially be established in 2019. Detailed rules, procedures and standards relating to the assessment of UAV airworthiness are currently being researched and drafted. For example, On January 20, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Airworthiness Standards for Fixed-wing Unmanned Aerial Vehicle Systems Used for High-risk Cargo Transportation (Interim), which are mainly applicable to fixed-wing unmanned aerial vehicle systems used for feeder cargo transportation under high-risk operating conditions. On August 7, 2019, the CAAC published a discussion draft of the Standards for the Airworthiness of Large Cargo Unmanned Aerial Vehicles, which applies to (a) piston-engined unmanned aerial systems for non-stunt flights having a maximum authorized take-off weight of 5,500 kg or less; (b) unmanned aerial vehicle systems having a flight altitude of between sea level and 6 kilometers; and (c) other unmanned aerial vehicle systems within limits of movement. On February 25, 2020, the CAAC published a discussion draft of the Standards for the Airworthiness of Medium and High Risk Unmanned Helicopter Systems (Interim), mainly targeting conventional unmanned helicopters, including single-rotor with tail paddles, coaxial double rotors, longitudinal double rotors and transverse double rotors. The Standards for the Airworthiness of Medium and High Risk Unmanned Helicopter Systems (Interim) sets forth the airworthiness standard for the issuance and modification of the design and production approval for a mid-range and high risk unmanned helicopter system, which is applicable to flight operations within and beyond apparent range, but excluding personnel transport, flights in icy conditions and stunt shows. On May 26, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Airworthiness Assessment Procedures and the Risk Assessment Guidelines, effective on June 1, 2020, with a one-year trial period. According to the Airworthiness Assessment Procedures, enterprises shall apply for the approval letter of design and manufacture from the CAAC if they plan to design and manufacture civil unmanned aerial vehicle systems. The CAAC classifies the risks of civil unmanned aerial vehicle systems into three levels, low, medium and high, and determines the intervention level or inspection frequency based on the risk level of a project. In addition, the CAAC specifies that the holder of an approval letter of design and manufacture shall establish an airworthiness examination department. The airworthiness approval for a private UAV system shall be completed simultaneously with the real-name registration. According to the Risk Assessment Guidelines, risk assessment shall mainly consider two aspects: system risk and product risk.

The trial flights of our passenger-grade AAVs was supported with approval obtained from the Department of Aircraft Airworthiness Certification of the CAAC based on the UAV Airworthiness Guidance. The approval, which expired on December 31, 2019, allowed us to conduct trial flights to collect the relevant supporting data. The EHang 216 Type Certification programs of the CAAC are ongoing. As the only passenger-grade AAV pilot company in China, we continue to conduct AAV flights to accumulate more trial data and experience. We submitted an application for EHang 216 Type Certification to CAAC in December 2020, which was accepted by CAAC in January 2021. In April 2021, the Central South Regional Administration of CAAC, convened the first meeting of Type Certification programs for our passenger-grade AAVs.

According to the Guideline for the Standardization of UAV Systems (2017 to 2018) jointly issued by the National Standardization Administration, the Ministry of Science and Technology, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, the Ministry of Agriculture (currently known as the Ministry of Agriculture and Rural Affairs), the General Administration of Sport, the National Energy Administration and the CAAC on June 13, 2017, the development of non-military use UAV systems standard will be staggered into two phases. In the first phase, from 2017 to 2018, the focus is on answering market demand for UAV systems, providing support to industry-wise supervision, and initiating the development of standards for UAV systems. The second phase, from 2019 to 2020, envisions an incremental development of more than 300 UAV system standards. A range of standards in the regulatory pipeline under this guideline, includes safety standards, research and development standards and operational standards, as well as standards for systems, infrastructure, subassemblies and components of non-military use UAV.

The CAAC has also published a draft bill of the Interim Measures for Flight Administration of Unmanned Aerial Vehicle on January 26, 2018, setting out airworthiness requirements for medium-sized and large UAVs. A medium-sized UAV refers to a vehicle with a take-off weight between 25 kilograms and 150 kilograms, or an empty weight of more than 15 kilograms. A large UAV refers to a vehicle with a take-off weight of more than 150 kilograms. Based on the draft bill, our passenger-grade and some non-passenger grade AAVs will likely be categorized as large-sized UAVs and the relevant airworthiness requirements will be mandatorily applied. In such event, we will be required to apply for relevant airworthiness approvals in accordance with procedures to be specified by the CAAC. In November 2020, the General Office of the State Council of the PRC issued an information circular in respect of Collection for Certain Processing Opinion in the 7th Inspection, urging the Ministry of Justice, the CAAC, the MIIT, and the Ministry of Public Security to speed up the legislative process and promulgation of the Interim Measures for Flight Administration of Unmanned Aerial Vehicle, to establish a comprehensive regulatory mechanism for UAVs. It is nevertheless still unclear in what form and when such draft bill will come into effect. Further, the MIIT published a draft bill of the Unmanned Aerial Vehicle Manufacture Enterprise Requirements on November 23, 2018 for public consultation, which is intended to regulate enterprises that manufacture UAVs. According to this draft, a manufacturer of UAVs shall, among others, ensure safe production in accordance with law, maintain in possession intellectual property rights in respect of the manufactured UAVs, and produce UAVs that are capable of automatic landing, returning or taking other emergency measures in case of malfunction.

On May 14, 2019, CAAC published a discussion draft of the Guideline for the Promotion of the Development of Civil Use Unmanned Aviation, or the Draft UA Guideline, for public review and comments. The Draft UA Guideline encourages test and demonstration operations based on demands from different areas and also encourages the UAV companies to expand the business models of unmanned aviation and the scope of business licenses based on safe operation. The Draft UA Guideline also stipulates that, in order to set standards and rules for airworthiness and air traffic management, key research related to planning and operation of public flight routines in low airspace for UAVs will be conducted and trial operations will be organized for vertical take-off and landing passengers and logistics UAVs.

In February 2021, the MIIT published the latest discussion draft of the Administrative Measures on the Production and Manufacturing of Civil Use Unmanned Aerial Vehicles or the Draft Production and Manufacturing Standards of UAVs, for public review and comments. The Draft Production and Manufacturing Standards of UAVs classifies UAVs into five types, namely, micro, light, small, medium, and large. Each UAV should have a unique product identification number. The MIIT is responsible for formulating relevant standards and regulations on the unique product identification codes of UAVs. UAV manufacturers shall enter the product identification code on the chip of a UAV in an inerasible storage area and also mark it on the body and outer package of the UAV.

On May 21, 2020, the CAAC published the Construction Work Guideline for Unmanned Civil Aviation Experimental Bases (Test Areas), or the Test Areas Guideline. The Test Areas Guideline provides that its purpose is to continuously carry out the trial work of unmanned aerial vehicles, guide the industrial development and cultivate industrial ecology, provide a trial operation platform for theoretical research, risk assessment and technical application of unmanned aviation operations, accumulate operational data and experience in practice, explore the development rules of civil aviation, and formulate replicable standards and access rules for airworthiness, air traffic control, and so on. In the construction and operation of a test area, the relevant work tasks and output of results should be clarified, and breakthroughs should be made in the areas of, for example, in-depth trial operations of unmanned aerial vehicles, research on airworthiness technologies for unmanned aerial vehicles, exploration on regulation and service mechanisms, operational technical verification, experiments on support factors, and experiments on innovative industrial ecology. On October 21, 2020, the CAAC announced the first 13 Test Areas in China for UAVs including Beijing, Shanghai, Hezhou, Hangzhou, Zigong, Anyang, Nanjing, Tianjin, Yulin, Shenyang, Dongying, Anqing and Ganzhou. On February 20, 2021, the CAAC issued the Measures for the Management of Unmanned Civil Aviation Experimental Bases (Test Areas), which marks an important progress in the exploration of integrated UAS management both by the industry and society, and it is also the legal basis for China to carry out UAS trial and demonstration work in an orderly manner.

Pending the enactment of the foregoing bills and the necessary judiciary and administrative interpretations and clarifications on some of the existing guidelines, the CAAC has put in place interim measures to allow for and regulate the testing of various forms of UAVs, including both our passenger-grade and non-passenger grade AAVs.

In July 2020, CAAC published Data Specifications of Unmanned Aircraft Cloud System for standard for cloud system of UAV.

Some of our AAV models, such as EHang 216F (firefighting model), may be required to meet specific industry requirements. In November 2020, the State Council of the Chinese government highlighted the potential application of firefighting UAVs in a government circular, which called for the promulgation of industry standards and regulations to promote technological innovations and practical applications of UAVs in aerial firefighting. To our knowledge, no such industry standard or regulation has been promulgated for firefighting UAVs as of the date of this annual report. We have engaged the China National Fire-Fighting Equipment Quality Supervision Testing Center, or the Testing Center, to perform testing of EHang 216F’s technical capabilities. In 2020, we completed part of the testing procedures, including concept validation, fire drill exercises, laboratory tests and outdoor flight tests. Upon completion of all the testing procedures, EHang 216F may be used as a firefighting equipment.

Real-Name Registration of UAVs

As a manufacturer and seller of UAVs, we are required to collect certain information relating to our products and our customers and to submit such information to the relevant regional authorities pursuant to the Circular of the General Office of the Ministry of Industry and Information Technology on Information Filing for Civil Unmanned Aerial Vehicle Production Enterprise and Products, which took effect on May 22, 2017. We are also obligated to provide information relating to our AAV products and purchasers starting from June 2017 and pursuant to the Administrative Provisions on the Real-name Registration of Private Unmanned Aerial Vehicles issued by the CAAC. Information to be reported includes (i) the name, registered address and contact information of us as the manufacturer; (ii) the name and model detail of our AAV products; (iii) the empty weight and maximum take-off weight of our AAV products; (iv) the categorization of our AAV products in accordance with the CAAC guidelines, and (v) the name and contact information of purchasers of our AAVs. These administrative provisions regulate the use of private UAVs with a maximum take-off weight of 0.25 kilograms and above within the territory of the PRC, and direct owners of such private UAVs to register their UAVs on a real-name basis. Non-compliance will result in restrictions on the use of the relevant UAVs and penalties. We have historically complied with these requirements for both our passenger-grade and non-passenger-grade AAVs. The Administrative Procedures for the Real-name Registration of Civil UAVs (Draft) issued by the CAAC on March 30, 2020 make changes to the real-name registration process mainly for the purpose of making it more convenient for owners who purchase private UAVs. Specifically, it is stipulated that a manufacturer of UAVs shall register in advance the product information of its UAV products in the UAV real-name registration system in batches first, and then the owner of the UAV products can then search by the UAV serial number in the UAV real-name registration system for the pre-registered UAV system and submit additional personal information.

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

We are required to obtain clearance from the local counterpart of the People’s Liberation Army Air Force for the flight routes for our AAVs. Subject to any difference in policies adopted by the local authorities, approval for airspace and flight plan is normally granted by the local flight control department of the military. The flight plan shall also be filed with the local public security department and the CAAC. As an example of the general observations above, on November 19, 2018, the CAAC issued the Flight Management Implementing Rule for UAVs in the Shenzhen Area (Interim), under which the South Military Zone Air Force is responsible for the piloting of UAVs within the municipal area of Shenzhen. An enterprise or individual who seeks a flight task approval shall file the application with the flight control department of the South Military Zone Air Force five days prior to such flight. The flight control department of the South Military Zone Air Force, after consulting the CAAC and the public security department, may grant its approval two days prior to the flight. After such approval and except for certain flights of mini-UAV with an empty weight of less than 0.25 kilogram, subject to certain other conditions, or small-UAV with an empty weight of less than 4 kilograms, subject to certain other conditions, a flight plan must be submitted via a designated reporting platform no later than 3:00 pm on the day prior to the flight and the flight control department of the South Military Zone Air Force will respond no later than 9:00 pm on the same day of filing and will distribute the relevant information to the public security department and the CAAC. In addition, with the approval of Hainan Provincial Government, Hainan Administrative Rule for Civil UAVs (Interim) was promulgated in April 2020. Generally, for the flights of our AAVs, we have established prior communications with the local flight control department, the public security authority and the local counterpart of the CAAC in seeking the necessary approvals and have ensured compliance with their respective instructions in all material respects.

Electronic Fence

The electronic fence of UAVs is of great significance for the development of the industry. Currently, there is no effective unified standard for electronic fences of UAVs in the world and various countries are in the exploration stage. In China, the CAAC issued the Standard of Fence of Unmanned Aircraft System in 2017.

Both our passenger-grade AAVs (EHang 216) and non-passenger-grade AAVs (Falcon B 400) have passed the tests of electronic fence by the Civil UAS Inspection Center of China Academy of Civil Aviation Science and Technology (CAST), and obtained the certificate from the China National Accreditation Service for Conformity Assessment (CNAS) and ILAC-MRA in July 2019, which is internationally recognized.

Pilot Operations

The Department of Flight Standard, the Department of Aircraft Airworthiness Certification and the Office of Air Traffic Regulation of the CAAC, jointly issued the Pilot Operation Rules (Interim) for Specific Unmanned Aircraft, or the Interim Rules, on February 1, 2019, pursuant to which, unmanned aircrafts are classified into nine categories based on their empty weight and takeoff gross weight. In particular, Class I captures unmanned aircrafts with empty weight and takeoff gross weight between 0 to 1.5 kg (including 1.5 kg); Class II captures unmanned aircrafts with empty weight between 1.5 kg and 4 kg (including 4 kg) and takeoff gross weight between 1.5 kg and 7 kg (including 7 kg); Class III captures unmanned aircrafts with empty weight between 4 kg and 15 kg (including 15 kg) and takeoff gross weight between 7 kg and 25 kg (including 25 kg); Class IV captures unmanned aircrafts with empty weight between 15 kg and 116 kg (including 116 kg) and takeoff gross weight between 25 kg and 150 kg (including 150 kg); Class XI captures unmanned aircrafts with empty weight between 116 kg and 5,700 kg (including 5,700 kg) and takeoff gross weight between 150 kg and 5,700 kg (including 5,700 kg); Class XII captures unmanned aircrafts with empty weight and takeoff gross weight in excess of 5,700 kg. The Interim Rules are applicable to Class IV unmanned aircrafts, Class III unmanned aircrafts with high risks and the pilot operation of which would need a pre-assessment in the belief of the authority, Class XI and Class XII unmanned aircrafts with low risks and in relation to which the authority believes a pilot operation assessment is sufficient. According to the classification above, our passenger-grade AAV belongs to Class XI and Falcon B of non-passenger grade AAV belongs to Class III. According to the Interim Rules, the applicant for the pilot operation of any UAV that falls within any of the foregoing applicable classes shall first submit a proposal for initial discussion and application with the CAAC and shall then conduct a pre-pilot operation safety evaluation based on specific operation risk assessment. The applicant shall subsequently verify the operation risks based on its initial operation, following which the CAAC shall issue the relevant approval if its assessment team confirms that the risks of pilot operation can be appropriately controlled and are acceptable. Upon its receipt, the applicant shall maintain the approval, together with the operation rules and a complete manual for the CAAC’s inspection and supervision. The pilot operation will be suspended or terminated under certain circumstances, such as any non-compliance with the approved letter, the presence of uncontrollable operation risks and the voluntary surrender by the applicant. Operation records relating to pilot operations shall be maintained, including operation manual, list of unmanned aircraft, maintenance record of aircraft, and qualification of personnel. The applicant shall also purchase insurance policy for third party liabilities. In addition, “risks” is defined under the Interim Rules to take into account both the frequencies (or probabilities) of the events and the level of severity. It also includes both ground risks and risks in air. We are the first applicant for the pilot operation of certain types (Class XI) of our passenger-grade AAVs in relation to a customer’s use for logistics purpose, and obtained the pilot operation approval from the CAAC in May 2020.

In addition, trial flights of our passenger-grade AAVs must be and had been supported with approvals obtained from the Department of Aircraft Airworthiness Certification of the CAAC, despite an unclear legislative source for such requirement. We were approved under these approvals to conduct flight trials for the purpose of evaluating the airworthiness of our EHang 216, assessing their operational risks, as well as improving experience with and developing proper airworthiness standard for passenger-grade AAVs. The CAAC review program is ongoing for our EHang 216 Type Certification application, which was submitted to the CAAC in December 2020. We are still involved in the procedure above evaluating the airworthiness of passenger-grade AAVs, assessing their operational risks, as well as improving experience with and developing proper airworthiness standard for passenger-grade AAVs.

UAV Commercial Operation License

The Administrative Measures for Commercial Flight Activities of Unmanned Aerial Vehicle for Civil Use (Interim) promulgated by CAAC on March 21, 2018 and taking effect on June 1, 2018, asserts jurisdiction over the commercial operation of any UAV with empty weight of more than 0.25 kilograms and regulates a broad range of UAV activities including aerial spraying, photography, aerial performance flight and UAV operator training. The company operating the regulated activities must first obtain an UAV Commercial Operation License from CAAC for using UAVs in such activities, and the applicant shall meet certain criteria including (a) the applicant shall be a corporation having a PRC national as its legal representative; (b) the applicant shall possess at least one (1) UAV and shall have completed registration of such UAV(s) with CAAC; and (c) the applicant shall have purchased third party liability insurance policy for the relevant UAVs. We have obtained the necessary operation licenses for aerial spraying, aerial photography, operator training, flight show, aerial media solutions and other purposes while our AAVs for logistic services and passengers transportation do not come under the jurisdiction of the Administrative Measures for Operational Flight Activities of Civil Unmanned Aerial Vehicle (Interim). However, in the northwest region of China, the Administrative Measures for Logistics Services of Civil Unmanned Aerial Vehicle in Northwest Region (Interim) promulgated by CAAC Northwest Regional Administration on April 3, 2019, stipulates that the company operates logistic services in Shaanxi Province, Gansu Province, Ningxia Province and Qinghai Province by UAVs shall obtain an operating license for logistic service from CAAC Northwest Regional Administration. Other local CAAC administrations in other regions of China have not issued relevant rules yet. We are not operating logistic services in northwest region of China at the current stage. We may be required to obtain the Commercial Operation License for logistic service if we operate logistic services in Northwest region in the future. On August 4, 2020, the Ministry of Transport of the PRC promulgated Provisions on the Administration of Operation License for General Aviation, effective on January 1, 2021, pursuant to which, an enterprise engaging in general aviation operations shall obtain a general aviation operation license. Civil aircraft includes manned aircraft and unmanned aircraft.

Pilot and Operator License

On August 31, 2018, the Flight Standard Department of the CAAC issued the Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, according to which a UAV pilot must obtain the relevant UAV pilot license depending on the type and specifications of the UAV operated. In relation to the operation of UAV systems and that of UAVs in clusters, at scale or otherwise in a distributed manner, the operator itself is exempted from the need of a UAV pilot license, pending the stipulation of separate and specific management measures. Distributed operation refers to the mode of operating UAV systems through a collection of multiple sub-units and communication nodes and their deployment to multiple sites or terminals for collaborative operation. As of the date of this annual report, six of our employees have obtained UAV class III pilot licenses and class IV pilot licenses, which satisfied the requirement to operate our non-passenger grade AAVs. However, to the extent our AAVs are operated and controlled through distributed operation (such as during the delivery of our aerial media and smart management solutions), we are not required to obtain any official pilot license issued by the CAAC according to the Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots. The pilots who operate our AAV flights also completed the AAV training provided by our company on the basis of the CAAC UAV Pilot Licenses.

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

Operators of our AAVs may be subject to additional licensing requirements. On December 29, 2015, the CAAC issued the Rules on Operation of Light and Small Unmanned Aircraft (Trial), pursuant to which, pilots of specified UAVs shall meet certain qualification, and are prohibited from consumption of alcohol and drugs as well as careless piloting. Our AAV operators have complied with all the above requirements.

Import and Export

On December 31, 2005, the Ministry of Commerce and the General Administration for Customs jointly issued the Measures for the Administration on Import and Export License for Dual-use Items and Technologies, pursuant to which a license is required for the exportation of any dual-use goods, products and technologies of the PRC included in a control list issued by the Ministry of Commerce on December 31, 2019. Notably, certain types of UAVs are subject to the foregoing export license requirements, such as UAVs with (a) a maximum endurance time greater than or equal to 1 hour, (b) maximum endurance time greater than or equal to half an hour but less than 1 hour and the ability to take-off and conduct stable flight against a wind speed of no less than 46.3 kilometer/hour; (c) aircraft range equal to or higher than 300 kilometers; (d) automatic controlling system and navigation capability containing aerosol preparation for planting with volume of 20 liters or being capable of installing aerosol preparation system for planting with volumes of 20 liters after designing and modification. We may be required to obtain the necessary license for the exportation of certain of our AAVs.

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

On December 27, 2017, the SCNPC promulgated the Bidding Law of the PRC. The Bidding Law provides that two or more legal persons or other organizations may form a consortium to bid jointly as one bidder. Each member of a consortium shall have the relevant capability to undertake the bidding project; where the qualification criteria for bidders are imposed either by State regulations or terms of the bidding documents, each member of a consortium shall satisfy the corresponding qualification criteria. The consortium members shall each sign a joint bidding agreement to clearly specify the work and responsibilities to be undertaken by each party, and submit the joint bidding agreement to the bid inviter together with the bid.

On November 1, 1997, the SCNPC promulgated the Construction Law of PRC, which was amended on April 22, 2011 and April 23, 2019. The Construction Law provides that construction enterprises, survey units, design units and project supervision units engaging in construction activities shall be classified under different qualification grades based on certain criteria such as their registered capital, technical professionals team, technical equipment owned and track records of completed construction projects, etc., and may engage in construction activities within the scope permitted for their qualification grade upon passing examination of qualifications and obtaining the qualification certificate for the corresponding grade. Contractor of construction projects shall also possess a qualification certificate. Construction enterprises are prohibited from contracting projects beyond the scope of business permitted for their qualification grade or in any form in the name of another construction enterprise. A construction enterprise must not allow another organization or individual to use their qualification certificate or business license to contract any form of construction projects. According to the Construction Law, Contractors contracting projects without obtaining a qualification certificate shall be clamped down and be subject to a fine; illegal income, if any, shall be confiscated.

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

In addition, pursuant to the Tort Law of the PRC, promulgated by the SCNPC on December 26, 2009 and taking effect since July 1, 2010, the manufacturer of defective products that cause damage shall bear tort liability. On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China, which took effect on January 1, 2021 and replaced the Tort Law of the PRC. Where defects are discovered after the relevant products are put in circulation, the manufacturer and the seller shall promptly adopt remedial measures such as warnings and product recalls, failing which, the manufacturer and the seller will be liable for tort claims.

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

Internet Information Security and Privacy Protection

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and/or other necessary measures in accordance with applicable laws, regulations and national and industrial standards, to ensure the safe and stable operation of its networks. We are considered an “internet information service provider” as we operate website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider like us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

The recommended national standard, Information Security Technology Personal Information Security Specification, which became effective on May 1, 2018, puts forward specific refinement requirements on the collection, preservation, use, sharing, transfer, and public disclosure of personal information. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On June 25, 2019, The National Technical Committee on Information Security Standards published a discussion draft of the Information Security Technology Personal Information Security Specification, or the Draft Specification. The Draft Specification includes such new rules as the “independent selection of multiple business functions,” “restrictions on the use of users’ pictures,” “use of personalized display,” “third-party access management” and “records of personal information processing activities.” The Draft Specification also specified and modified the requirements on individual biometric information. Before collecting the individual biometric information, one is required to inform the user separately of the rules including the purpose, method and scope of collection and use of the individual biometric information as well as the storage time, and obtain the expressed consent of the user. Furthermore, the individual biometric information and the individual identity information shall be stored separately, and in principle, the original personal biometric information shall not be stored. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of illegal collection and use of personal information by mobile apps, and provides guidance for app operators’ self-inspection and self-correction and netizens’ social supervision.

Furthermore, the Data Security Law of the PRC (Draft) was published on July 3, 2020 by the National People’s Congress for public comment. The draft law consists of seven chapters, namely General Provisions, Data Security and Development, Data Security System, Data Security Protection Obligation, Security and Openness of Government Data, Legal Liability and Supplementary Provisions. However, the relationship between the Data Security Law of the PRC and the implemented National Security Law of the PRC, the Cyber Security Law of the PRC, the Confidentiality Law of the PRC and the ongoing Personal Information Protection Law of the PRC needs to be carefully clarified.

Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (as amended in 1992, 2000, 2008 and 2020), or the Patent Law, the State Intellectual Property Office is responsible for administering patent laws in the PRC. The provincial, autonomous region and municipal level patent administration departments are responsible for the administration of patent laws within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files patent applications with respect to the same invention, the person who files the application first will obtain the patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of a utility models and fifteen years in the case of designs.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law also extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, making apology to the copyright owners and compensating the copyright owners for his/her loss. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations. In order to further implement the Regulations on Computer Software Protection, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

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

Foreign Investment

The Foreign Investment Law

On March 15, 2019, the SCNPC approved the Foreign Investment Law of the PRC, which took effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993 and was most recently amended on October 26, 2018. The current PRC Company Law came into effect on October 26, 2018. The PRC Company Law generally governs two types of companies, limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies that are also subject to the operation of other laws and regulations applicable to foreign investment.

Foreign Investment Industries Guidance Catalogue

On June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. The Catalogue includes the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraged Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended on June 30, 2019, and the Negative List was amended on June 28, 2018, June 30, 2019 and June 23, 2020. Any industry not listed in the Encouraged Catalogue and the Negative List is a permitted industry. Pursuant to the Negative List, a company that designs and manufactures UAVs can be wholly owned by foreign investors.

Foreign Exchange

General Administration of Foreign Exchange

Under the Regulation of the People’s Republic of China on Foreign Exchange Administration promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local office.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investments, or the SAFE Circular No. 59 promulgated by the SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, and again October 10, 2018, and December 30, 2019, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for foreign investors to acquire equity interests in PRC companies and further improved the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investments, or the SAFE Circular No. 13, effective from June 1, 2015, and was amended on December 30, 2019, removes the requirement of administrative approvals for foreign exchange registration of direct domestic investments and direct overseas investments and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investments.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange of Foreign-invested Enterprises, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered. According to the Circular of the State Administration of Foreign Exchange on Abolishing and Nullifying Five Regulatory Documents on Foreign Exchange Administration and Seven Regulatory Documents on Foreign Exchange Administration promulgated on December 30, 2019, there are no longer restrictions on the use of foreign exchange settlement in the special overseas inflow deposit account and the special domestic inflow deposit account.

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

According to the SAFE Circular No. 13, the Administrative Rules on the Company Registration that was promulgated by the State Council on June 24, 1994 and most recently amended on February 6, 2016, and other laws and regulations governing foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increases and other major changes in a foreign invested enterprise shall be registered with a designated bank at the place of its registration and the State Administration for Market Regulation, or the SAMR, or its local counterparts, and be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law provided that such investment does not violate the Negative List and the projects invested are genuine and in compliance with laws and regulations.

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

On January 11, 2017, the People’s Bank of China, or the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretions. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = Soutstanding amount of Renminbi and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + Soutstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be one (1) for medium and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of no less than one (1) year. Type risk conversion factor shall be one (1) for on-balance-sheet financing and one (1) for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall calculated and adjustable based on the equation of upper limit of risk-weighted outstanding cross-border financing = the capital or the net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter. For enterprises, the leverage rate of cross-border financing shall be 2 and the macro-prudential adjustment parameter shall be 1, which means that the upper limit of risk-weighted outstanding cross-border financing for an enterprise shall be 200% of its net assets. Enterprises shall file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three (3) business days before drawing any money from the foreign debts. On March 11, 2020, the PBOC and the SAFE issued PBOC and SAFE Notice Concerning Adjustment to the Full Caliber Cross-border Finance Adjustment Parameter, pursuant to which the macro-prudential adjustment parameter has been increased from 1 to 1.25, which means that the upper limit of risk-weighted outstanding cross-border financing for an enterprise is increased to 250% of its net assets.

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

Mr. Huazhi Hu, our founder, has completed initial registration under the SAFE Circular 37 with respect to his shareholding in our company through his wholly-owned company incorporated in the British Virgin Islands. An amendment to the registration is required if there are material changes to the registrant, such as any changes to the identity of the registrant, increases or decreases in investment amount, transfers or exchanges of shares and mergers. We cannot provide any assurance that all of our shareholders who are PRC residents will file all applicable registrations or amend previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 2004, 2005, 2013 and 2018, the Foreign Investment Law of PRC promulgated in 2020 and the Implementation Rules to the Foreign Investment Law promulgated in 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises may pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Pension Insurance Program for Enterprise Employees of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the grace period, it may be subject to a fine ranging from one (1) to three (3) times the amount overdue.

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

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

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

Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and April 23, 2019 and which became effective on April 23, 2019 and the Interim Provisions for Management of Examination and Acceptance of Fire Protection Design of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on April 1, 2020 and became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must provide fire protection design and technical materials meeting the construction needs when it applies for construction work permits, and complete the filing for fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

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

In January 2020, we obtained our first trial flight approval (i.e., Special Flight Authorization, or SFA) for EHang 216 from the FAA and conducted our first AAV demo flight in North Carolina of the United States. Although it was a non-passenger trial flight, we expect to continue to work with the FAA for the approval of passenger trial flights of EHang AAVs.

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

In February 2020, EHang 216 obtained the operational flight permit from the Civil Aviation Authority of Norway approving a series of test flights of EHang 216 in Norway. In December 2020, the Civil Aviation Authority of Austria issued a trial flight permit for the EHang 216 passenger-grade AAV. With the permit, EHang 216 can conduct trial operation of unmanned flights in Austrian national airspace.

C.	Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	Messrs. Shuai Feng and Weixian Xia are senior employees of our company and they hold 95.0% and 5.0% equity interests in EHang GZ, respectively.
(2)	The remaining 40.0% equity interest in EHang Egret is held by Mr. Lei Shi, an executive officer of EHang Egret.
(3)	The remaining 31.5% equity interests in EHang Yunfu are held by our joint venture partners.

Contractual Agreements with our VIE and its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its shareholders.

Contractual Agreements that Provide Us with Effective Control over the VIE

Shareholders Voting Proxy Agreement. Pursuant to the shareholders voting proxy agreement dated October 21, 2020 and the power of attorney granted thereunder, each of the shareholders of EHang GZ irrevocably authorizes EHang Intelligent, our WFOE, to act as his attorney-in-fact to exercise all of his rights as a shareholder of EHang GZ, including, but not limited to, the right to (i) attend shareholders’ meetings; (ii) vote on any resolution that requires a shareholder vote pursuant to applicable laws and the articles of association of EHang GZ, such as the sale and transfer of all or part of the equity interests owned by such shareholder; and (iii) designate and appoint legal representative, directors, supervisors, general manager and other senior management. The shareholders voting proxy agreement will remain effective for 20 years and can be extended at our WFOE’s sole discretion. The power of attorney granted under the shareholders voting proxy agreement will remain effective continuously from the date of execution, and our WFOE is entitled to assign its rights relating to the equity interests to any other person or entity at its own discretion.

Loan Agreement. Pursuant to the special agreement on the capital increase of EHang GZ dated February 22, 2019, or the loan agreement, among our WFOE, and the shareholders of EHang GZ, which was amended on September 7, 2020 and October 21, 2020, respectively, our WFOE has granted interest-free loans with an aggregate amount of RMB60 million to the shareholders of EHang GZ for the sole purpose of providing funds necessary for the capital increase to EHang GZ. The loans shall be repaid by the shareholders of EHang GZ through a transfer of their equity interests in EHang GZ to our WFOE, in proportion to the amount of the loans to be repaid. As of the date of this annual report, the full amount of these loans remains outstanding.

Share Pledge Agreements. Pursuant to the share pledge agreements, dated October 21, 2020, between our WFOE and each of the shareholders of EHang GZ, the shareholders of EHang GZ have pledged their entire equity interests in EHang GZ to our WFOE, to guarantee the performance of their obligations under the exclusive consulting and services agreement, the share pledge agreement and the exclusive option agreement described elsewhere in this annual report. In the event of a breach by any of EHang GZ’s shareholders of his contractual obligations under the relevant agreements, our WFOE, as pledgee, will have the right to acquire all or part of the pledged equity interests in EHang GZ. The shareholders of EHang GZ also undertake that, without the prior written consent of our WFOE, they will not create any encumbrance on or otherwise transfer or dispose of their respective equity interests in EHang GZ. The share pledge agreements will remain effective until all the contractual obligations under the relevant agreement have been satisfied in full. As of the date of this annual report, we have registered the share pledges with the relevant authorities in accordance with PRC regulations.

Agreement that Allows Us to Receive Economic Benefits from the VIE

Exclusive Consulting and Services Agreements. Pursuant to the exclusive technical consulting and service agreement and the exclusive services agreement, each dated January 29, 2016, and subsequently amended on November 30, 2018, or the exclusive consulting and services agreements, between our WFOE and EHang GZ, our WFOE has the exclusive right to provide EHang GZ and its subsidiaries with consulting and services, including but not limited to those relating to the development, manufacturing and sales of intelligent aerial vehicles. Without our WFOE’s prior written consent, EHang GZ cannot, directly or indirectly, accept any consulting services subject to this agreement from any third party. EHang GZ agrees to pay our WFOE a service fee equal to 100% of the consolidated net profits of the EHang GZ after EHang GZ turns profitable on a cumulative basis and after netting off certain expenses. Our WFOE has the sole discretion in determining the service fee charged to EHang GZ under this agreement. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consulting and services agreement to the extent permitted by applicable PRC laws. The exclusive consulting and services agreement will remain effective for ten years, unless otherwise terminated by our WFOE with 30 days’ prior notice at any time, or by EHang GZ if our WFOE is grossly negligent.

Agreement that Provides Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement, dated October 21, 2020, among our WFOE, EHang GZ and the shareholders of EHang GZ, each of the shareholders of EHang GZ has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in EHang GZ. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Any proceeds received by the shareholders of EHang GZ from the exercise of the options shall be remitted to our WFOE or its designated party, to the extent permitted under applicable PRC laws. The shareholders of EHang GZ undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in EHang GZ, and (ii) transfer or otherwise dispose of their equity interests in EHang GZ. The exclusive option agreements will remain effective until all equity interests in EHang GZ have been transferred to our WFOE or our designated person. The WFOE may terminate the agreement at its sole discretion.

In the opinion of AllBright Law Offices, our PRC legal counsel:

•	the ownership structures of our WFOE, our VIE and its subsidiaries are in compliance with applicable PRC laws and regulations; and

•

such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement from their respective effective dates to the date of this annual report, and will not result in any violation of PRC laws or regulations currently in effect.

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

Our headquarters is located in Guangzhou, China, where we lease and occupy our office space with an aggregate floor area of approximately 72,885 square meters from unrelated third parties under operating lease agreements. Our new AAV production facility in Yunfu city, China is currently under development and has a total planned gross floor area of 24,000 square meters. A substantial majority of our employees are based at our headquarters in Guangzhou. As of the date of this annual report, we do not currently own any of our premises.

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate our future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

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

We delivered our first passenger-grade AAV to a customer in March 2018. As of December 31, 2020, we had cumulatively delivered 134 passenger-grade AAVs and developed three command-and-control centers for smart city management. As we continue to refine and commercialize our passenger-grade AAVs and air mobility solutions, we believe we will be able to capture addressable markets across multiple industries and develop AAV commercial applications in new industries.

Our revenues increased by 83.2% from RMB66.5 million in 2018 to RMB121.8 million in 2019, and further increased by 47.8% to RMB180.1 million (US$27.6 million) in 2020. Our net loss decreased by 40.4% from RMB80.5 million in 2018 to RMB48.0 million in 2019, and increased by 91.8% to RMB92.0 million (US$14.1 million) in 2020. In 2020, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB106.0 million (US$16.2 million), RMB8.3 million (US$1.3 million) and RMB65.7 million (US$10.1 million), representing 58.8%, 4.6% and 36.5% of our total revenues, respectively.

Key Components of Results of Operations

Revenues

We generate revenues from air mobility solutions, smart city management solutions, aerial media solutions and others. The following table sets forth a breakdown of our total revenues in absolute amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Air mobility solutions	3,109	4.7	85,916	70.5	105,969	16,240	58.8
Smart city management solutions	30,455	45.8	4,441	3.7	8,282	1,269	4.6
Aerial media solutions	31,275	47.0	30,746	25.2	65,656	10,062	36.5
Others	1,648	2.5	711	0.6	186	29	0.1

Total	66,487	100.0	121,814	100.0	180,093	27,600	100.0

Revenues are recognized net of return allowances and VAT. Return allowances, which reduce total revenues, are estimated based on historical experience.

Air mobility solutions. Revenues from air mobility solutions consist of revenues from (i) sales of passenger-grade AAVs and (ii) provision of logistics services. Revenues from sales of passenger-grade AAVs are based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of passenger-grade AAVs, which is satisfied at a point in time in general upon our receipt of acknowledgement receipts from customers. Our revenues from air mobility solutions in 2020 were mainly derived from sales of passenger-grade AAVs to customers mainly operated on a limited trail basis in tourism locations in China for testing, training and demonstration purposes. Before regulatory approvals for the commercial operations of our AAVs have been obtained in China and/or other relevant jurisdictions, customer demand will likely be limited in volume. Currently we are working to obtain such approvals in China, and are assisting two customers in Europe in taking steps toward applying for such approvals. However, we are unable to predict the timing of such approvals.

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

Aerial media solutions. We recognize revenues from aerial media solutions when the aerial media performance is fulfilled by us or customers purchase aerial media solution packages from us. The service fee for each performance is determined mainly by the length of performance, complexity, number of AAVs involved, manpower and regulatory requirements. The purchase price for aerial media solution packages consists of small-sized aerial media AAVs or component packages, related software, maintenance and/or training services, etc.

Others. We generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. We recognize revenues from others when the consumer drones are delivered and the control of the drones has been transferred to the customers. We started to phase out our consumer drone business in late 2016.

We expect that our revenues will continue to increase as we continue to fulfill existing orders for passenger-grade AAVs, secure new orders for our air mobility solutions, provide air mobility operational services, offer smart city management and aerial media solutions and expand our commercial solutions and sales network. We expect that the increase in revenues generated from air mobility solutions will be the main increase in both domestic and international markets.

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

Operating expenses

Our total operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our total operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2018			2019	2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	20,174	17.3	26,855	22.2	37,186	5,699	18.2
General and administrative expenses	35,939	30.9	36,948	30.5	61,613	9,443	30.2
Research and development expenses	60,276	51.8	57,167	47.3	105,252	16,131	51.6

Total operating expenses	116,389	100.0	120,970	100.0	204,051	31,273	100.0

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses, payroll and related expenses for personnel in sales and marketing.

General and administrative expenses. Our general and administrative expenses mainly consist of payroll and related costs for employees in general corporate functions, professional fees, allowance for doubtful account expenses and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

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

Hong Kong

Our wholly-owned subsidiary, Ehfly, incorporated in Hong Kong, is subject to Hong Kong profit tax on its profits arising from its business operations carried on in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are not generally chargeable to Hong Kong profits tax. As such, Ehfly is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Ehfly to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018.

PRC

Under the Enterprise Income Tax Law, or the EIT Law, our PRC subsidiaries, the VIE and its subsidiaries are subject to a statutory income tax rate of 25%. EHang Intelligent, EHang GZ and EHang Egret have each been qualified as a high and new technology enterprise, or HNTE, since December 2017, November 2016 and November 2018, respectively, and are eligible for a 15% preferential tax rate, which will expire in December 2023, December 2022 and November 2021, respectively.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total revenues	66,487	100.0	121,814	100.0	180,093	27,600	100.0
Costs of revenues(1)	(32,740)	(49.2)	(50,596)	(41.5)	(73,914)	(11,328)	(41.0)

Gross profit	33,747	50.8	71,218	58.5	106,179	16,272	59.0

Operating expenses:
Sales and marketing expenses(1)	(20,174)	(30.3)	(26,855)	(22.0)	(37,186)	(5,699)	(20.7)
General and administrative expenses(1)	(35,939)	(54.1)	(36,948)	(30.3)	(61,613)	(9,443)	(34.2)
Research and development expenses(1)	(60,276)	(90.7)	(57,167)	(46.9)	(105,252)	(16,131)	(58.4)

Total operating expenses	(116,389)	(175.1)	(120,970)	(99.3)	(204,051)	(31,273)	(113.3)

Other operating income	8,293	12.5	3,407	2.8	6,576	1,008	3.6

Operating loss	(74,349)	(111.8)	(46,345)	(38.0)	(91,296)	(13,993)	(50.7)
Other income/(expense):
Interest income	1,057	1.6	883	0.7	3,795	582	2.1
Interest expenses	(564)	(0.8)	(837)	(0.7)	(2,337)	(358)	(1.3)
Foreign exchange gain	70	0.1	109	0.1	(333)	(51)	(0.2)
Other income	1,690	2.5	440	(0.4)	(1,227)	(188)	(0.7)
Other expense	(8,129)	(12.2)	(1,416)	(1.2)	(3,127)	(479)	(1.7)

Total other income/(expense)	(5,876)	(8.8)	(821)	(0.7)	(775)	(118)	(0.4)

Loss before income tax and share of net (loss)/gain from an equity investee	(80,225)	(120.7)	(47,166)	(38.7)	(92,071)	(14,111)	51.1

Income tax expenses	(76)	(0.1)	(754)	(0.6)	(206)	(32)	(0.1)

Loss before share of net (loss)/gain from an equity investee	(80,301)	(120.8)	(47,920)	(39.3)	(92,277)	(14,143)	(51.2)

Share of net (loss)/gain from an equity investee	(162)	(0.2)	(74)	(0.1)	236	36	0.1

Net loss	(80,463)	(121.0)	(47,994)	(39.4)	(92,041)	(14,107)	(51.1)

Notes:

(1)	Share-based compensation expense was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Costs of revenues	707	365	2,443	374
Sales and marketing expenses	1,932	743	10,883	1,668
General and administrative expenses	11,606	8,520	14,453	2,215
Research and development expenses	8,055	5,119	27,078	4,150

Total	22,300	14,747	54,857	8,407

Year ended December 31, 2020 compared with year ended December 31, 2019

Revenues

Our total revenues increased by 47.8% from RMB121.8 million in 2019 to RMB180.1 million (US$27.6 million) in 2020, primarily driven by the increase in revenues generated from air mobility solutions and aerial media solutions.

Revenues from air mobility solutions increased by 23.3% from RMB85.9 million in 2019 to RMB106.0 million (US$16.2 million) in 2020, as we continued to commercialize our passenger-grade AAVs and air mobility solutions. We sold 70 passenger-grade AAVs in 2020, compared with 61 in 2019.

Revenues from smart city management solutions increased by 86.5% from RMB4.4 million in 2019 to RMB8.3 million (US$1.3 million) in 2020. As we provide smart city management solutions on a project basis with high individual transaction values, revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

Revenues from aerial media solutions increased by 113.5% from RMB30.7 million in 2019 to RMB65.7 million (US$10.1 million) in 2020, primarily due to transformation of our performance service-focused business model to a solution-oriented one, in which we sell aerial media solution packages to our customers.

Costs of revenues

Our costs of revenues increased by 46.1% from RMB50.6 million in 2019 to RMB73.9 million (US$11.3 million) in 2020, which resulted from and was in line with the growth of our total revenues.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 49.1% from RMB71.2 million in 2019 to RMB106.2 million (US$16.3 million) in 2020. Our gross profit margin increased from 58.5% in 2019 to 59.0% in 2020 primarily due to the growth of our air mobility solutions business, which had a relatively higher gross profit margin, and a favorable revenue mix with a greater proportion of revenues from sales of higher margin models of EHang 216 AAVs.

Operating expenses

Our operating expenses increased by 68.7% from RMB121.0 million in 2019 to RMB204.1 million (US$31.3 million) in 2020, primarily due to the increase of RMB38.0 million (US$5.8 million) in share-based compensation expenses charged to operating expenses. The increase primarily resulted from the acceleration of vesting of certain restricted share units as approved by our board of directors in December 2020.

Sales and marketing expenses. Sales and marketing expenses increased by 38.5% from RMB26.9 million in 2019 to RMB37.2 million (US$5.7 million) in 2020, primarily due to an increase of RMB10.1 million in share-based compensation expenses.

General and administrative expenses. General and administrative expenses increased by 66.8% from RMB36.9 million in 2019 to RMB61.6 million (US$9.4 million) in 2020. The increase was mainly due to additional expenses for being a public company, allowance for doubtful account related to COVID-19 impacts, and an increase of RMB5.9 million in share-based compensation expenses.

Research and development expenses. Research and development expenses increased by 84.1% from RMB57.2 million in 2019 to RMB105.3 million (US$16.1 million) in 2020. The increase was mainly due to continuously growing expenditure for the development of new AAV models, which covered both passenger-grade and non-passenger-grade AAVs, such as EHang 216F and EHang 216L and the new VT series, and related operating systems with enhanced functionalities. The increase was also driven by an increase of RMB22.0 million in share-based compensation expenses.

Other operating income

Other operating income increased by 93.0% from RMB3.4 million in 2019 to RMB6.6 million (US$1.0 million) in 2020, primarily due to an increase in government subsidies.

Interest income

We recorded interest income of RMB3.8 million (US$0.6 million) in 2020 and RMB0.9 million in 2019, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term investments and long-term loans receivable.

Interest expenses

We recorded interest expenses of RMB2.3 million (US$0.4 million) in 2020 and RMB0.8 million in 2019, both of which were related to bank loans and loans from third parties.

Other income

Other income was RMB1.2 million (US$0.2 million) in 2020 and RMB0.4 million in 2019.

Other expense

Other expenses increased from RMB1.4 million in 2019 to RMB3.1 million (US$0.5 million) in 2020. Other expenses in 2020 were mainly attributable to donations of medical supplies to COVID-19 impacted countries and allowance for doubtful non-operating receivables.

Income tax expenses

Our income tax expenses decreased from RMB0.8 million in 2019 to RMB0.2 million (US$0.03 million) in 2020. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2019 and 2020.

Net loss

As a result of the foregoing, our net loss increased by 91.8% from RMB48.0 million in 2019 to RMB92.0 million (US$14.1 million) in 2020.

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenues

Our total revenues increased by 83.2% from RMB66.5 million in 2018 to RMB121.8 million in 2019, primarily attributable to a significant increase in revenues generated from air mobility solutions, our core business.

Revenues from air mobility solutions significantly increased from RMB3.1 million in 2018 to RMB85.9 million in 2019, as we continued to commercialize our passenger-grade AAVs and air mobility solutions. We sold 61 passenger-grade AAVs in 2019, compared with three in 2018.

Revenues from smart city management solutions decreased by 85.4% from RMB30.5 million in 2018 to RMB4.4 million in 2019. We provided smart city management solutions in two major command-and-control center projects in 2018 but were only engaged in the initial stage of one such project in 2019. As we provide smart city management solutions on a project basis with high individual transaction values, revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

Revenues from aerial media solutions decreased by 1.7% from RMB31.3 million in 2018 to RMB30.7 million in 2019, primarily due to the smaller average scale of our aerial media solution projects in 2019. The largest order in 2018 accounted for 30% of our revenues from aerial media solutions during that year. The decrease in revenues was also in part due to increasing competition in China’s aerial media market.

Costs of revenues

Our costs of revenues increased by 54.5% from RMB32.7 million in 2018 to RMB50.6 million in 2019, primarily due to a significant increase in costs arising from the rapid growth of our air mobility solutions business, partially offset by a substantial decrease in costs related to our smart city management solutions business.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 111.0% from RMB33.7 million in 2018 to RMB71.2 million in 2019. Our gross profit margin increased from 50.8% in 2018 to 58.5% in 2019 primarily due to the rapid growth of our air mobility solutions business, which had a relatively higher gross profit margin. We believe that our first-mover advantage in the global urban air mobility industry has provided us with pricing power in selling passenger-grade AAV products and related air mobility solutions.

Operating expenses

Our operating expenses increased by 3.9% from RMB116.4 million in 2018 to RMB121.0 million in 2019, primarily due to an increase in sales and marketing expenses.

Sales and marketing expenses. Sales and marketing expenses increased by 33.1% from RMB20.2 million in 2018 to RMB26.9 million in 2019, primarily due to increases in advertising and promotion expenses, employee compensation and travel expenses related to our increased marketing efforts to promote our air mobility solutions globally.

General and administrative expenses. General and administrative expenses increased slightly by 2.8% from RMB35.9 million in 2018 to RMB36.9 million in 2019 despite the significant increase in our revenues, primarily as a result our efforts in maximizing our operating leverage.

Research and development expenses. Research and development expenses decreased by 5.2% from RMB60.3 million in 2018 to RMB57.2 million in 2019, as we concluded the initial product development phase of our flagship product, EHang 216, and focused more on its commercialization.

Other operating income

Other operating income decreased by 58.9% from RMB8.3 million in 2018 to RMB3.4 million in 2019, primarily due to a decrease in government subsidies.

Interest income

We recorded interest income of RMB0.9 million in 2019 and RMB1.1 million in 2018, both of which consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Interest expenses

We recorded interest expenses of RMB0.8 million in 2019 and RMB0.6 million in 2018, both of which were related to a bank loan and loans from third parties.

Other income

Other income was not significant at RMB0.4 million in 2019 and RMB1.7 million in 2018.

Other expense

Other expenses decreased from RMB8.1 million in 2018 to RMB1.4 million. Other expenses in 2018 were attributable to a one-off impairment loss relating to an investment in 2018.

Income tax expenses

Our income tax expenses increased from RMB76 thousand in 2018 to RMB0.8 million in 2019. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2018 and 2019.

Net loss

As a result of the foregoing, our net loss decreased by 40.4% from RMB80.5 million in 2018 to RMB48.0 million in 2019.

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

Consolidation of variable interest equity

The consolidated financial statements include the financial statements of our company, our subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances between our company, our PRC subsidiaries, the VIE and the subsidiaries of the VIE have been eliminated upon consolidation. We have conducted a substantial portion of our business in China through our VIE, EHang GZ and its subsidiaries. We have effective control of our VIE through a series of contractual arrangements, including exclusive option agreements, share pledge agreements, exclusive consulting and services agreement, loan agreement, power of attorney and shareholders voting proxy, and their supplemental agreements.

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

As a result, we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and consolidated the financial results of the VIE and its respective subsidiaries in our consolidated financial statements accordingly. Revenues generated by the VIE and its subsidiaries, of which we are the primary beneficiary, accounted for approximately 95.4%, 25.0% and 19.6% of our consolidated total revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

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

For the year ended December 31, 2018, revenues were recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or the good is delivered and collectability of the related fee is reasonably assured in accordance with ASC 605-10, Revenue Recognition: Overall (“ASC 605-10”). Revenues were presented net of taxes collected on behalf of the government.

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

We generally do not separately bill our customers for shipping and handling fees and charges. We elect to record the costs incurred for shipping and handling in “sales and marketing expenses” in our consolidated statements of comprehensive loss. The shipping and handling costs for the years ended December 31, 2018, 2019 and 2020 were RMB0.3 million, RMB1.3 million and RMB1.4 million (US$0.2 million), respectively.

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

Smart city management solutions

We enter into contracts with our customers for designing, building and delivering customized integrated command-and-control centers. The duration of the contracts depends on the contract size and ranges from six months to one year, excluding the one-year warranty accounted for as an assurance-type warranty. We provide a significant service of integrating goods and services including the project design, hardware and software promised in the contract into a combined output; therefore, the goods and services in the contracts are not distinct from each other and we determine there is one performance obligation, which is the delivery of the customized integrated command-and-control center. The performance obligation is satisfied and control is transferred to the customer over time because there is no alternative use for the highly customized and integrated command-control-center and we have an enforceable right to payment for performance completed to date. We have determined the cost-to-cost method best depicts the measure of progress towards fulfilling the performance obligation. Under this method, revenue is recognized based on the estimated extent of progress, which is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for designing, building and delivering a customized integrated command-and-control center. Revisions in the estimated total costs of command-and-control center contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

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

Contract modifications, defined as changes in the scope or price (or both) of a contract that are approved by the parties to the contract, such as a contract amendment, exist when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract. Contract modifications, if any, will be accounting for as one of the following: (i) a separate contract; (ii) a termination of the existing contract and a creation of a new contract; or (iii) a combination of the preceding treatments. A contract modification is accounted for as a separate contract if the scope of the contract increases because of the addition of promised goods or services that are distinct and the price of the contract increases by an amount of consideration that reflects our stand-alone selling prices of the additional promised goods or services. When a contract modification is not considered a separate contract and the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification, we account for the contract modification as a termination of the existing contract and a creation of a new contract. When a contract modification is not considered a separate contract and the remaining goods or services are not distinct, we account for the contract modification as an add-on to the existing contract and as an adjustment to revenue on a cumulative catch-up basis.

Aerial media solutions

We generate revenue by providing aerial media performance services and related product. Aerial media performance services allow multiple smart control-based AAVs to demonstrate and transform their formation to display diversified messages and images in specific airspace, which is tailor-made based on different branding or advertising requirements. We use self-produced AAVs and customize the fleet formation performances based on the customer’s needs and availability of airspace approval in the area. The performance is usually completed within a day and revenue is recognized when the service is delivered.

We also sell hardware and software components of the aerial media performance drones. As the hardware and software components in the aerial media solution package are highly interdependent, the entire bundle of promised goods are considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.

Others

We generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. Revenues are recognized when the consumer drones are delivered and the control of the drones have been transferred to the customers. We started to phase out the consumer drone business in late 2016.

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

Share-based compensation

We apply ASC 718 (“ASC 718”), Compensation—Stock Compensation to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards granted to employees are classified as equity awards.

We have elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. We, with the assistance of an independent third-party valuation firm, determined the grant date fair value of awards granted to employees. We account for forfeitures as they occur.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. We measure the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurred. For unvested awards, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

Share-based compensation expenses recognized for share options for the years ended December 31, 2018, 2019 and 2020 were nil, nil and RMB0.8 million (US$0.1 million), respectively. There was nil unrecognized share-based compensation expenses relating to shares options as of December 31, 2020.

Share-based compensation expenses recognized for restricted share units for the years ended December 31, 2018, 2019 and 2020 were RMB22.3 million, RMB14.7 million and RMB54.0 million (US$8.3 million), respectively. The total fair value of restricted share units vested during the years ended December 31, 2018, 2019 and 2020 was RMB22.3 million, RMB14.7 million and RMB54.0 million (US$8.3 million), respectively. As of December 31, 2020, there was RMB34.5 million (US$5.3 million) of unrecognized share-based compensation expenses related to restricted share units, which is expected to be recognized over a weighted average vesting period of 2.68 years. On December 29, 2020, our board of directors approved the modification of the vesting commencement date for certain restricted share units granted in 2020. After the modification, all restricted share units granted by us continue to be subject to service conditions and will vest over a four-year period starting at an earlier vesting inception date than that in the original terms. As the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified, no incremental cost was recognized resulting from the modification.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources.

Cash flows and working capital

We had net cash used in operating activities of RMB43.0 million, RMB55.5 million and RMB151.7 million (US$23.2 million) in 2018, 2019 and 2020, respectively. Our primary sources of liquidity have been proceeds from issuance of equity securities in our initial public offering and private placements, customer advances and short-term bank borrowings. As of December 31, 2020, we had RMB137.8 million (US$21.1 million) in cash and cash equivalents, of which 57% were held in Renminbi and the remainder was held in U.S. dollars and other currencies. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

On January 29, 2021, we completed the private placement for a new issuance of our Class A ordinary shares with a total cash consideration of US$40 million. We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In utilizing the proceeds we received from our initial public offering and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share data)
Net cash used in operating activities	(42,985)	(55,518)	(151,696)	(23,249)
Net cash (used in)/provided by investing activities	25,236	(10,988)	(66,209)	(10,146)
Net cash provided by financing activities	16,000	325,302	42,680	6,541
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,723	1,347	(6,264)	(960)

Net (decrease)/increase in cash, cash equivalents and restricted cash	64	260,143	(181,489)	(27,814)
Cash, cash equivalents and restricted cash at the beginning of the year	61,455	61,519	321,662	49,297

Cash, cash equivalents and restricted cash at the end of the year	61,519	321,662	140,173	21,483

Operating Activities

Net cash used in operating activities in 2020 was RMB151.7 million (US$23.2 million). This amount was primarily attributable to net loss of RMB92.0 million (US$14.1 million), adjusted to add back certain non-cash expenses, principally share-based compensation of RMB54.9 million (US$8.4 million) and depreciation and amortization of RMB6.2 million (US$0.9 million), allowance for doubtful accounts of RMB13.3 million (US$2.0 million), and further adjusted downwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB134.7 million (US$20.6 million) in accounts receivable resulting from our slower collections from customers due to COVID-19 impacts in 2020, an increase of RMB29.3 million (US$4.5 million) in inventories in line with our business expansion, an increase of RMB5.0 million (US$0.8 million) in prepayments and other current assets, an increase of RMB2.6 million (US$0.4 million) in amount due from a related party, an increase of RMB 16.2 million (US$2.5 million) in other non-current assets, and an increase of RMB2.4 million (US$0.4 million) in contract liabilities, and partially offset by an increase of RMB26.6 million (US$4.1 million) in accounts payable, a decrease of RMB13.5 million (US$2.1 million) in cost and estimated earnings in excess of billings, an increase of RMB7.7 million (US$1.2 million) in accrued expenses and other liabilities, a decrease of RMB4.3 million (US$0.7 million) in unbilled revenue, and an increase of RMB3.7 million (US$0.6 million) in deferred income. The increases in accounts receivable, inventories, amount due from a related party, prepayments and other current assets, other non-current assets, contract liabilities, accounts payable and accrued expenses and other liabilities were all primarily due to the growth of our business. The decrease in cost and estimated earnings in excess of billings was primarily due to incremental billings and collection in connection with two completed smart city management projects. The increase in unbilled revenue was primarily due to certain services provided but unbilled. The increase in deferred income was primarily due to receipt of upfront payment of shared income from a third-party service provider.

Net cash used in operating activities in 2019 was RMB55.5 million. This amount was primarily attributable to net loss of RMB48.0 million, adjusted to add back certain non-cash expenses, principally share-based compensation of RMB14.7 million and depreciation and amortization of RMB5.7 million, and further adjusted downwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB39.0 million in accounts receivable, an increase of RMB12.3 million in inventories, an increase of RMB5.7 million in prepayments and other current assets, and an increase of RMB4.8 million in unbilled revenue, and partially offset by an increase of RMB14.0 million in accrued expenses and other liabilities, an increase of RMB10.4 million in accounts payable, a decrease of RMB4.2 million in cost and estimated earnings in excess of billings, and an increase of RMB4.0 million in advances from customer. The increases in accounts receivable, inventories, prepayments and other current assets, advances from customers, accounts payable and accrued expenses and other liabilities were all primarily due to the growth of our air mobility solutions business. The decrease in cost and estimated earnings in excess of billings was primarily due to incremental billings made in connection with two completed smart city management projects. The increase in unbilled revenue was primarily due to certain services provided but unbilled.

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

Investing Activities

Net cash used in investing activities in 2020 was RMB66.2 million (US$10.1 million), net purchase of short-term investments of RMB43.4 million, net loans to third parties of RMB13.9 million and purchase of property and equipment of RMB8.7 million.

Net cash used in investing activities in 2019 was RMB11.0 million, consisting of net purchase of short-term investments of RMB7.7 million and purchase of property and equipment of RMB2.7 million.

Net cash provided by investing activities in 2018 was RMB25.3 million, consisting primarily of proceeds from short-term investments on maturity, net of new purchase of short-term investments, of RMB39.0 million, partially offset by an investment as passive investor of RMB8.0 million and purchase of property and equipment of RMB4.9 million.

Financing Activities

Net cash provided by financing activities in 2020 was RMB42.7 million (US$6.5 million), primarily attributable to proceeds of RMB7.3 million from issuance of American depository shares pursuant to underwriters’ exercise of over-allotment option related to our initial public offering and proceeds of RMB40.0 million from issuance of mandatorily redeemable non-controlling interests of a subsidiary.

Net cash provided by financing activities in 2019 was RMB325.3 million, primarily attributable to net proceeds of RMB252.9 million from our initial public offering, proceeds of RMB47.4 million from issuance of series C redeemable convertible preferred shares in February 2019 and proceeds of RMB30.0 million from a loan from a third party.

Net cash provided by financing activities in 2018 was RMB16.0 million, attributable to net proceeds from loans from third parties of RMB7.0 million, proceeds from a short-term bank loan of RMB5.0 million and issuance of a subsidiary’s shares to a non-controlling interest holder of RMB4.0 million.

Capital Expenditures

Our capital expenditures, which consisted of purchase of property and equipment, acquisition of intangible assets and purchase of long-term investment, were RMB5.2 million, RMB3.7 million and RMB9.1 million (US$1.4 million) in 2018, 2019 and 2020, respectively. They were mainly used for the purchase of property and equipment for the research and development of our AAV products, as well as our operating systems and infrastructure. We plan to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business, including for improvement and installation of equipment at our own manufacturing facility in Guangzhou and Yunfu, for research and development and the expansion of our sales.

Holding Company Structure

We are a holding company with no material operations on our own. We conduct our operations primarily through our WFOE, our VIE and their respective subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE, our VIE and their respective subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to contribute to certain statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital. As of December 31, 2020, the total registered capital of our WFOE, our VIE and their respective subsidiaries in China amounted to RMB801.0 million (US$122.8 million), implying a maximum total amount of RMB400.5 million (US$61.4 million) in statutory reserve funds to be set aside from their after-tax profits, if any. Our WFOE, our VIE and their respective subsidiaries in China had set aside a cumulative amount of RMB1.0 million (US$0.2 million) for such statutory reserve funds as of December 31, 2020. We believe that setting aside such additional amount will not have a material adverse impact on our business or liquidity because (i) a company is not required to set aside any amount for its statutory reserve fund until it has positive after-tax profits; (ii) the amount to be set aside annually is only 10% of a company’s after-tax profits, if any, and (iii) pursuant to the PRC Company Law, the statutory reserve funds can be used for offsetting a company’s losses, expanding its business operations and increasing its capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019 and 2020 were increases of 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for the year ended December 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP and SEC rules, and lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements.

We implemented the following measures in 2020 to improve our internal control over financial reporting and addressed the previously identified material weaknesses:

•	We hired additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience;

•

We expanded the capabilities of existing accounting and financial reporting personnel through regular training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations; and

•	We developed, communicated and implemented an accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes.

The implementation of the foregoing measures has remediated our material weakness relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP and SEC rules. However, these measures did not fully address all material weaknesses in internal control over financial reporting, and our management concluded that the material weakness relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements still existed as of December 31, 2020. We and our independent registered public accounting firm also identified two new material weaknesses in our internal control over financial reporting as of December 31, 2020 relating to our lack of sufficient controls for properly tracking the shipping records of the AAVs and monitoring of the collection of accounts receivable on a timely basis.

After identifying these material weaknesses, we intend to implement a number of measures to address these material weaknesses identified, including (i) further improving and implementing our accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes; (ii) establishing the polices and controls to properly track the shipping records of the AAVs and ensure the revenues of AAVs are recorded in the appropriate period accordingly; (iii) enhancing the management function to oversee the AAVs shipping process; (iv) implementing additional monitoring control over the collection of accounts receivable; and (v) formalizing the processes and controls over the past-due payments.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not “opt out” of such exemptions afforded to an emerging growth company.

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

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations as of December 31, 2020:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in RMB thousands)
Operating Lease Commitments(1)	22,325	8,371	13,253	701	—
Short-Term Bank Loans	15,277	15,277	—	—	—
Loans from Third Parties	33,107	33,107	—	—	—
Mandatorily redeemable non-controlling interests(2)	42,698	600	1,200	40,898	—

Notes:

(1)	Represents contractual operating lease obligations relating to our non-cancelable lease of offices and facilities.
(2)	Represents contractual obligation relating to a mandatorily redeemable non-controlling interest investment in a subsidiary.

Our operating lease commitments relate to our leases of offices for business operation. We lease offices under non-cancelable operating lease arrangements with initial terms in excess of one year.

As disclosed in our consolidated financial statements included elsewhere in this annual report, we had unrecognized tax benefits. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huazhi Hu	44	Founder, Chairman and Chief Executive Officer
Haoxiang Hou	32	Independent Director
Conor Chia-hung Yang	58	Independent Director
Dongming Wu	57	Independent Director
Richard Jian Liu	46	Chief Financial Officer
Edward Huaxiang Xu	45	Chief Strategy Officer

Mr. Huazhi Hu has been the founder, chief executive officer and the chairman of the board of directors since the inception of our company. Mr. Hu founded our predecessor company, Beijing Yihang Chuangshi Technology Co., Ltd. in 2005, a leader in providing large-scale command-and-control systems. Mr. Hu also worked as the chief technology officer at Beijing 999 Emergency Rescue Center in charge of the development of the emergency command & control center between 2008 and 2010, and worked at Beijing Jindian Group as a vice president overseeing information management between 2006 and 2008. Mr. Hu is a recipient of the Technology Innovation Award presented at the Living Legends of Aviation event in 2019. Mr. Hu attended Tsinghua University where he studied computer science between 1992 and 1997.

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

Mr. Conor Chia-hung Yang has served as our director since December 2019. Mr. Yang is a co-founder of Black Fish Financial Group Limited, or Black Fish, and served as its president from November 2017 to February 2021. Prior to joining Black Fish, Mr. Yang was the chief financial officer of Tuniu Corporation (Nasdaq: TOUR) from January 2013 to November 2017, the chief financial officer of E-Commerce China Dangdang Inc., a previously NYSE-listed company, from March 2010 to July 2012, and the chief financial officer of AirMedia Group Inc., a Nasdaq-listed company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director of I-Mab (Nasdaq: IMAB). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles in 1992.

Mr. Dongming Wu has served as our director since June 2020. Mr. Wu has served as a Managing Director of DHL-Sinotrans since May 2003. He also currently serves as the Chief Executive Officer of DHL Express China and a Global Management Board Member of DHL Express. DHL-Sinotrans, a leading international express company in China, is a joint venture between the global delivery and logistics giant DHL and Sinotrans. Mr. Wu has over 30 years of experience in the global delivery and logistics industry. He started his career at Sinotrans in July 1986, where he held various senior management positions and most recently served as the chairman of its supervisory board through March 2017. Mr. Dongming Wu received his bachelor’s degree in economics from Beijing International Studies University and his EMBA degree from the BiMBA Business School of the National School of Development at Peking University.

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB2.5 million (US$0.4 million) in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2015 Share Incentive Plan

Our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan pursuant to all awards under the 2015 Plan is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2021, 1,350,000 restricted share units and 53,737 share options were outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

Our board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2019 Plan became effective upon the completion of the Company’s initial public offering in 2019. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan pursuant to all awards under the 2019 Plan is 5,455,346 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2021, 6,403,000 restricted share units were outstanding under the 2019 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2021, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were settled, forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares underlying Equity Awards	Date of Grant	Date of Expiration
Huazhi Hu	*	January 4, 2021	January 3, 2031
Conor Chia-hung Yang	*	December 16, 2019 January 4, 2021	December 15, 2029 January 3, 2031
Dongming Wu	*	June 1, 2020 January 4, 2021	May 31, 2030 January 3, 2031
Haoxiang Hou	*	January 4, 2021	January 3, 2031
Edward Huaxiang Xu	*	July 1, 2019 January 4, 2021	June 30, 2029 January 3, 2031
Richard Jian Liu	*	January 4, 2021	January 3, 2031
All directors and officers as a group	2,903,737	Various dates from December 16, 2019 to January 4, 2021	Various dates from December 15, 2029 to January 3, 2031

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of March 31, 2021, our employees other than members of our senior management as a group held 4,903,000 restricted share units.

C.	Board Practices.

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Stock Market Rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, to have an independent compensation committee, and to have an independent nominating and corporate governance committee. We are a “controlled company” as defined under the Nasdaq Stock Market Rules, but we have no current intention to rely on the controlled company exemption.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Conor Chia-hung Yang, Dongming Wu and Haoxiang Hou. Conor Chia-hung Yang is the chairman of our audit committee. We have determined that each of Conor Chia-hung Yang, Dongming Wu and Haoxiang Hou satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Haoxiang Hou and Conor Chia-hung Yang. Haoxiang Hou is the chairman of our compensation committee. We have determined that each of Haoxiang Hou and Conor Chia-hung Yang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless otherwise determined by our company in general meeting, our company shall have not less than three (3) directors, and there shall be no maximum number of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by our board of directors. Our directors may be removed from office by ordinary resolution of the shareholders. In addition, a director’s office will be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees.

We had 207, 240 and 227 employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had 211 employees in Guangzhou, five employees in Yunfu, four employees in Xi’an, two employees in Beijing and five employees outside China. The following table sets forth the number of our employees categorized by function as of December 31, 2020:

Function	Number	% of Total Employees
Research and product development department	128	56.4%
Marketing and sales department	45	19.8%
General administration department	54	23.8%
Total number of employees	227	100.0%

We also had 45, 74 and 68 full-time contractors who are involved in the manufacturing of our AAVs as of December 31, 2018, 2019 and 2020, respectively.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to an employee benefit plan at a specified percentage of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 65,865,512 Class A ordinary shares and 44,992,555 Class B ordinary shares outstanding as of March 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2021, including through the exercise of any restricted share unit, option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-Converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers:**
Huazhi Hu(1)	670,258	44,992,555	45,662,813	41.2	87.4
Haoxiang Hou(2)	*	—	*	*	*
Conor Chia-Hung Yang(3)	*	—	*	*	*
Dongming Wu(4)	*	—	*	*	*
Richard Jian Liu(5)	1,387,500	—	1,387,500	1.2	0.3
Edward Huaxiang Xu(6)	*	—	*	*	*
All Directors and Executive Officers as a Group	2,426,495	44,992,555	47,419,050	42.6	87.6

Principal Shareholders:
Genesis Rising Limited(1)	—	44,992,555	44,992,555	40.6	87.2
Entities affiliated with GGV(7)	9,116,766	—	9,116,766	8.2	1.8

Notes:

*	Less than 1% of our total outstanding shares.
**

Messrs. Huazhi Hu, Richard Jian Liu and Edward Huaxiang Xu’s business address is Building C, Yixiang Technology Park, No. 72 Nanxiang Second Road, Huangpu District, Guangzhou 510700, People’s Republic of China. Mr. Haoxiang Hou’s business address is 40/F, One Lujiazui, No. 68 Yin Cheng Road, Pudong District, Shanghai, People’s Republic of China. Mr. Dongming Wu’s business address is No. 18 Rong Hua South Road, Beijing Economic-Technological Development Area, Daxing District, Beijing, People’s Republic of China.

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

(1)

Represents (i) 44,992,555 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company, and (ii) 335,129 ADSs, representing 670,258 Class A ordinary shares, directly held by Mr. Huazhi Hu. Genesis Rising Limited is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Island.

(2)	Represents Class A ordinary shares underlying vested restricted share units held by Mr. Haoxiang Hou.
(3)	Represents Class A ordinary shares underlying vested restricted share units held by Mr. Conor Chia-Hung Yang.
(4)	Represents Class A ordinary shares underlying share options and restricted share units held by Mr. Dongming Wu that have vested as of March 31, 2021 or will vest within 60 days after March 31, 2021.
(5)

Represents (i) 1,200,000 Class A ordinary shares held by JM Elegance Holdings Limited, a British Virgin Island company, and (ii) 187,500 Class A ordinary shares underlying vested restricted share units held by Mr. Richard Jian Liu. JM Elegance Holdings Limited is wholly owned by Mr. Richard Jian Liu. The registered address of JM Elegance Holdings Limited is Drake Chambers, P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(6)	Represents Class A ordinary shares underlying restricted share units held by Mr. Edward Huaxiang Xu that have vested as of March 31, 2021 or will vest within 60 days after March 31, 2021.
(7)

Represents (i) 6,539,681 Class A ordinary shares and 2,254,340 Class A ordinary shares represented by 1,127,170 ADSs held by GGV Capital V L.P., a Delaware limited partnership; and (ii) 240,005 Class A ordinary shares and 82,740 Class A ordinary shares represented by 41,370 ADSs held by GGV Capital V Entrepreneurs Fund L.P., a Delaware limited partnership, as reported on the Schedule 13G/A filed by them on February 16, 2021. GGV Capital V L.L.C. is the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are managing directors of GGV Capital V L.L.C. and have the shared voting and investment control over these shares. The address of principal business office of each of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. is 3000 Sand Hill Road, Suite 4-230, Menlo Park, California 94025, United States of America.

To our knowledge, as of March 31, 2021, 63,004,624 of our Class A ordinary shares were held by six record holders in the United States, including a total of 61,854,620 Class A ordinary shares held by The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions.

Contractual Arrangements with Our VIE and its Shareholders

Please refer to “Item 4. Information on the Company—C. Organizational Structure.”

In October 2020, our VIE paid a guarantee deposit of RMB2.6 million (US$0.4 million) to a court in Guangzhou, China to lift a judicial freeze on certain equity interests of our VIE, which were then nominally held under the name of our founder and director, Mr. Huazhi Hu. The judicial freeze was placed in connection with an arbitration in which Mr. Hu was named as a party. As of December 31, 2020, the judicial freeze had been lifted and we have not collected the deposit, which is expected to be returned to our VIE after the arbitration proceedings are concluded.

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

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2015 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Share Incentive Plan”

Transactions with Directors and Executive Officers

In March 2018, we provided a short-term loan in the amount of RMB425,000 (US$65,134) to a company controlled by our founder and director, Mr. Huazhi Hu. The loan was repaid in January 2019.

In January 2019, we provided a short-term loan in the amount of RMB425,000 (US$65,134) to Mr. Huazhi Hu. The loan was repaid in November 2019.

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

Between February 17 and 26, 2021, three federal securities class action lawsuits (captioned Amberber v. EHang Holdings Limited, et al., Case No. 1:21-cv-01392-GBD (S.D.N.Y., filed Feb. 17, 2021), Chaumont v. EHang Holdings Limited, et al., Case No. 1:21-cv-01526-GBD (S.D.N.Y., filed Feb. 19, 2021), and Klein v. EHang Holdings Limited, et al., Case No. 2:21-cv-01811-JFW-PVC (C.D. Cal., filed Feb. 26, 2021)) were filed by purported holders of our ADSs in federal court. The complaints assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally allege that our company and certain of our officers made false and misleading statements regarding the status of its urban air mobility business, its international and domestic regulatory approvals, its relationships with major customers, and its manufacturing facilities. The complaints name as defendants our company and certain of our officers. In addition to costs and attorneys’ fees, the complaints seek compensatory and punitive damages. We believe these claims are without merit and intends to vigorously defend against them. Following appointment of lead plaintiff, defendants expect the lead plaintiff to file an amended complaint and defendants to file a motion to dismiss the amended complaint. Given the uncertainty of litigation, the preliminary stage of the cases, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from these actions.

Our former German subsidiary, EHang GmbH, filed for bankruptcy in July 2017 and our former U.S. subsidiary, EHang, Inc., filed a voluntary Chapter 7 bankruptcy petition in December 2017. These entities were initially established as sales offices, and were closed after we decided to exit the consumer drone market in these two countries. These two entities were deconsolidated in 2017. The bankruptcy proceedings for EHang, Inc. have been settled. The bankruptcy procedures of EHang GmbH are ongoing but our group companies have no direct liability for the claims related to such bankruptcy procedures.

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

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each represents two Class A ordinary shares, have been listed on the Nasdaq Global Market since December 12, 2019, under the symbol “EH.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to a vote on a poll at general meetings of our company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise subject to any rights or restrictions for the time being attached to any class), may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. Further, the rights the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contracts.

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls.

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Exchange.”

E.	Taxation.

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

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

PRC Taxation

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

U.S. Federal Income Taxation

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of our ADSs or ordinary shares, special accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state and local and non-U.S. tax considerations of owning and disposing of our ADSs or ordinary shares in its particular circumstances.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between a U.S. Holder of an ADS and the issuer of the underlying share may be taking actions inconsistent with the beneficial ownership of the underlying share. Accordingly, the creditability of foreign taxes, if any, could be affected by actions taken by such intermediaries if, as a result of such actions, the U.S. Holder of the ADS is not properly treated as the beneficial owner of the underlying share.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these reduced tax rates in their particular circumstances.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—PRC Taxation”). For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of PRC withholding tax, if any.

Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss is subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020, and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of our ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If we are a PFIC and a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we were, are or become a PFIC, including the possibility of making a mark-to-market election.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of our ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ADSs or ordinary shares.

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

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at ir.ehang.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Exchange Rate Risk

As of December 31, 2020, a majority of our revenues and expenses were denominated in RMB. We expect that in the future a substantial portion of our revenues will be denominated in foreign currencies as our business and operations expand in overseas markets. As a result, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies. In addition, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2020, we received US$0.7 million (after tax) in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

Payment of Taxes

ADS holders will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of ADSs or allow holders thereof to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by the ADSs to pay any taxes owed and the ADS holders will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-234411) in relation to our initial public offering of 3,200,000 ADSs representing 6,400,000 Class A ordinary shares, at an initial offering price of US$12.50 per ADS. Our initial public offering closed in December 2019. Morgan Stanley & Co. LLC was the representative of the underwriters for our initial public offering.

The registration statement was declared effective by the SEC on December 11, 2019. For the period from the effective date of the registration statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$5.9 million, which included US$2.8 million in underwriting discounts and commissions for the initial public offering and approximately US$3.1 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$37.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from December 11, 2019, the date that the registration statement was declared effective by the SEC, to December 31, 2020, we used US$23.6 million of the net proceeds from our initial public offering for investment in business operations, research and development, and for general corporate purpose. There is no material change in the use of proceeds as described in the registration statement. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements.

ITEM 15.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective because of the material weaknesses in our internal control over financial reporting described in this annual report. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020, due to the material weaknesses in our internal control over financial reporting as described in this annual report. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Internal Control Over Financial Reporting.”

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2019 included in our annual report on Form 20-F for the year ended December 31, 2019, we identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weaknesses arose from our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules; and our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. We have implemented the following measures in 2020 to remediate these identified material weaknesses, including (i) we hired additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience; (ii) we expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations; and (iii) we developed, communicated and implemented an accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes.

The implementation of the foregoing measures has remediated our material weakness relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP and SEC rules. However, these measures did not fully address all material weaknesses in internal control over financial reporting, and our management concluded that the material weakness relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements still existed as of December 31, 2020. We and our independent registered public accounting firm also identified two new material weaknesses in our internal control over financial reporting as of December 31, 2020 relating to our lack of sufficient controls for properly tracking the shipping records of the AAVs and monitoring of the collection of accounts receivable on a timely basis.

After identifying the material weaknesses, we intend to implement a number of measures to address the material weaknesses identified, including (i) further improving and implementing our accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes; (ii) establishing the polices and controls to properly track the shipping records of the AAVs and ensure the revenues of AAVs are recorded in the appropriate period accordingly; (iii) enhancing the management function to oversee the AAVs shipping process; (iv) implementing additional monitoring control over the collection of accounts receivable; and (v) formalizing the processes and controls over the past-due payments.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Conor Chia-hung Yang, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2019	2020
	(RMB in thousands)
Audit fees(1)	2,000	5,600

All other fees(2)	—	—

Total	2,000	5,600

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

(2)

“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors associated with certain permitted tax services, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

•	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans;

•	exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2); and

•	exemption from the requirement that an annual shareholders meeting must be held no later than one year after the end of the company’s fiscal year-end as set forth in Nasdaq Rule 5620(a).

We intend to follow our home country practices in lieu of the foregoing requirements. We may also opt to rely on additional home country practice exemptions in the future. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit No.	Description of Exhibit

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234411)filed with the SEC on October 31, 2019)

2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of December 11, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.4	Second Amended and Restated Shareholders’ Agreement, dated as of December 27, 2016, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39151) filed with the SEC on April 20, 2020)

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.3	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.5*	English translation of the Shareholders Voting Proxy Agreement and Power of Attorney among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated October 21, 2020

4.6*	English translation of the Share Pledge Agreements among EHang Intelligent and shareholders of EHang GZ dated October 21, 2020

4.7	English translation of the Exclusive Consulting and Service Agreement and the Exclusive Services Agreement between EHang Intelligent and EHang GZ dated January 29, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.8	English translation of the Amendment to Exclusive Consulting and Service Agreement between EHang Intelligent and EHang GZ dated November 30, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.9*	English translation of the Exclusive Option Agreement among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated October 21, 2020

4.10	English translation of the Special Agreement on the Capital Increase of EHang GZ among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated February 22, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.11*	English translation of the Amendments to the Special Agreement on the Capital Increase of EHang GZ among EHang Intelligent, EHang GZ, Huazhi Hu, Yifang Xiong and shareholders of EHang GZ dated September 7, 2020 and October 21, 2020, respectively

4.12	English translation of the Distribution Agreement between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated February 1, 2019 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234411) with the SEC on October 31, 2019)

4.13	English translation of the Sales Contract between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated February 1, 2019 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.14	English translation of the Sales Contract between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated June 3, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.15	English translation of the Sales Plan between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated August 29, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234411)filed with the SEC on October 31, 2019)

4.16*	Subscription Agreement, dated as of January 27, 2021, between the Registrant and certain funds advised by Carmignac

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of AllBright Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHang Holdings Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 15, 2021

EHANG HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of EHang Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EHang Holdings Limited (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

June 15, 2021

EHANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		321,662	137,840	21,125
Restricted cash		—	2,333	358
Short-term investments	4	7,674	49,271	7,551
Accounts receivable, net of allowance of RMB862 and RMB10,051 (US$1,540) as of December 31, 2019 and 2020, respectively	5	41,103	163,146	25,003
Unbilled revenue, net		4,807	—	—
Cost and estimated earnings in excess of billings		14,212	717	110
Inventories, net	6	18,490	47,094	7,217
Prepayments and other current assets	7	20,565	21,421	3,283
Amount due from a related party	17	—	2,639	404

Total current assets		428,513	424,461	65,051

Non-current assets:
Property and equipment, net	8	16,272	20,869	3,198
Intangible assets, net		1,209	1,062	163
Long-term loans receivable	9	—	14,934	2,289
Long-term investments		2,983	2,919	447
Deferred tax assets	16	184	—	—
Other non-current assets		252	20,304	3,112

Total non-current assets		20,900	60,088	9,209

Total assets		449,413	484,549	74,260

EHANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the VIE without recourse to the primary beneficiary of RMB30,196 and RMB28,261 (US$4,330) as of December 31, 2019 and 2020, respectively)
Short-term bank loans	10	5,000	15,000	2,299
Accounts payable		27,285	53,147	8,145
Contract liabilities		9,918	7,492	1,148
Accrued expenses and other liabilities	11	53,310	81,578	12,502
Deferred income		—	750	115
Deferred government subsidies		80	80	12
Income tax payable		5	—	—

Total current liabilities		95,598	158,047	24,221

Non-current liabilities (including non-current liabilities of the VIE without recourse to the primary beneficiary of RMB602 and RMB588 (US$90) as of December 31, 2019 and 2020, respectively)
Long-term loans	12	32,534	—	—
Mandatorily redeemable non-controlling interests	13	—	40,000	6,130
Deferred tax liabilities	16	292	292	45
Unrecognized tax benefit	16	5,494	5,480	840
Deferred income		—	2,970	455
Deferred government subsidies		140	60	9

Total non-current liabilities		38,460	48,802	7,479

Total liabilities		134,058	206,849	31,700

Commitments and Contingencies	23

EHANG HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 1,904,577,337 shares authorized, 64,034,573 shares issued and outstanding as of December 31, 2019; 1,904,577,337 shares authorized, 64,688,479 shares issued and 64,634,743 shares outstanding as of December 31, 2020)	19	44	44	7
Class B ordinary shares (US$0.0001 par value; 45,422,663 shares authorized, issued and outstanding as of December 31, 2019; 45,422,663 shares authorized, 44,992,555 shares issued and outstanding as of December 31, 2020)	19	28	28	4
Additional paid-in capital		1,020,691	1,081,299	165,716
Statutory reserves		1,035	1,035	159
Accumulated deficit		(720,419)	(808,038)	(123,837)
Accumulated other comprehensive income		10,195	1,950	299

Total EHang Holdings Limited shareholders’ equity		311,574	276,318	42,348
Non-controlling interests		3,781	1,382	212

Total shareholders’ equity		315,355	277,700	42,560

Total liabilities and shareholders’ equity		449,413	484,549	74,260

EHANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Revenues:
Products	14	34,225	90,843	176,060	26,982
Services	14	32,262	30,971	4,033	618

Total revenues		66,487	121,814	180,093	27,600

Cost of revenues:
Products		(22,553)	(38,847)	(72,082)	(11,047)
Services		(10,187)	(11,749)	(1,832)	(281)

Total cost of revenues		(32,740)	(50,596)	(73,914)	(11,328)

Gross profit		33,747	71,218	106,179	16,272
Operating expenses:
Sales and marketing expenses		(20,174)	(26,855)	(37,186)	(5,699)
General and administrative expenses		(35,939)	(36,948)	(61,613)	(9,443)
Research and development expenses		(60,276)	(57,167)	(105,252)	(16,131)

Total operating expenses		(116,389)	(120,970)	(204,051)	(31,273)
Other operating income		8,293	3,407	6,576	1,008

Operating loss		(74,349)	(46,345)	(91,296)	(13,993)
Other expense
Interest incomes		1,057	883	3,795	582
Interest expenses		(564)	(837)	(2,337)	(358)
Foreign exchange gain/(loss)		70	109	(333)	(51)
Other incomes		1,690	440	1,227	188
Other expense		(8,129)	(1,416)	(3,127)	(479)

Total other expense		(5,876)	(821)	(775)	(118)
Loss before income tax and share of net loss from an equity investee		(80,225)	(47,166)	(92,071)	(14,111)

Income tax expenses	16	(76)	(754)	(206)	(32)

Loss before share of net loss from an equity investee		(80,301)	(47,920)	(92,277)	(14,143)
Share of net (loss)/gain from an equity investee		(162)	(74)	236	36

Net loss		(80,463)	(47,994)	(92,041)	(14,107)

EHANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Net loss		(80,463)	(47,994)	(92,041)	(14,107)
Net (loss)/income attributable to non-controlling interests		(1,350)	551	(4,422)	(678)

Net loss attributable to EHang Holdings Limited		(79,113)	(48,545)	(87,619)	(13,429)

Modification of redeemable convertible preferred shares		—	(9,986)	—	—
Accretion to redemption value of redeemable convertible preferred shares		—	(17,262)	—	—

Net loss attributable to ordinary shareholders		(79,113)	(75,793)	(87,619)	(13,429)

Net loss per ordinary share:
Basic and diluted	20	(1.39)
Net loss per Class A and Class B ordinary share:
Basic and diluted	20		(1.24)	(0.80)	(0.12)

Net loss per ADS (1 ADS equals 2 Class A ordinary shares):
Basic and diluted	20		(2.48)	(1.60)	(0.24)

Shares used in net loss per share computation (in thousands of shares):
Basic and diluted	20	56,792

Shares used in net loss per Class A and Class B ordinary share computation (in thousands of shares):
Basic and diluted	20		61,136	109,563	109,563
Other comprehensive income/(loss)
Foreign currency translation adjustments net of tax of nil		1,723	1,346	(9,974)	(1,529)
Unrealized gains on available-for-sale investments, net of tax of nil		—	—	1,729	265

Total other comprehensive income/(loss), net of tax		1,723	1,346	(8,245)	(1,264)
Comprehensive loss		(78,740)	(46,648)	(100,286)	(15,371)
Less: Comprehensive (loss)/income attributable to non-controlling interests		(1,350)	551	(4,422)	(678)

Comprehensive loss attributable to EHang Holdings Limited		(77,390)	(47,199)	(95,864)	(14,693)

EHANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	EHang Holdings Limited shareholders’ (deficit)/ equity	Non- controlling interests	Total shareholders’ (deficit)/ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	56,791,800	35	66,860	7,126	145	(564,623)	(490,457)	580	(489,877)
Net loss	—	—	—	—	—	(79,113)	(79,113)	(1,350)	(80,463)
Share-based compensation	—	—	22,300	—	—	—	22,300	—	22,300
Issuance of a subsidiary’s equity to a non-controlling interest holder	—	—	—	—	—	—	—	4,000	4,000
Other comprehensive income	—	—	—	1,723	—	—	1,723	—	1,723
Appropriation of statutory reserves	—	—	—	—	340	(340)	—	—	—

Balance as of December 31, 2018	56,791,800	35	89,160	8,849	485	(644,076)	(545,547)	3,230	(542,317)

Balance as of January 1, 2019	56,791,800	35	89,160	8,849	485	(644,076)	(545,547)	3,230	(542,317)
Net loss	—	—	—	—	—	(48,545)	(48,545)	551	(47,994)
Shares issued upon vesting of restricted share units	7,207,335	5	—	—	—	—	5	—	5
Conversion of convertible preferred shares to ordinary shares	39,058,101	28	678,654	—	—	—	678,682	—	678,682
Issuance of Class A ordinary shares in connection with initial public offering	6,400,000	4	238,130	—	—	—	238,134	—	238,134
Share-based compensation	—	—	14,747	—	—	—	14,747	—	14,747
Modification of redeemable convertible preferred shares	—	—	—	—	—	(9,986)	(9,986)	—	(9,986)
Accretion to redemption value of redeemable convertible shares	—	—	—	—	—	(17,262)	(17,262)	—	(17,262)
Other comprehensive income	—	—	—	1,346	—	—	1,346	—	1,346
Appropriation of statutory reserves	—	—	—	—	550	(550)	—	—	—

Balance as of December 31, 2019	109,457,236	72	1,020,691	10,195	1,035	(720,419)	311,574	3,781	315,355

EHANG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total shareholders’ (deficit)/ equity	Non- controlling interests	Total shareholders’ (deficit)/ equity
	Number of ordinary shares	Amount	Number of ordinary shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	64,034,573	44	45,422,663	28	1,020,691	10,195	1,035	(720,419)	311,574	3,781	315,355
Issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	170,062	—	—	—	5,751	—	—	—	5,751	—	5,751
Class B ordinary shares converted to Class A ordinary shares	430,108	—	(430,108)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(87,619)	(87,619)	(4,422)	(92,041)
Share-based compensation	—	—	—	—	54,857	—	—	—	54,857	—	54,857
Issuance of subsidiaries’ equity to non-controlling interest holders	—	—	—	—	—	—	—	—	—	2,023	2,023
Other comprehensive loss	—	—	—	—	—	(8,245)	—	—	(8,245)	—	(8,245)

Balance as of December 31, 2020	64,634,743	44	44,992,555	28	1,081,299	1,950	1,035	(808,038)	276,318	1,382	277,700

Balance as of December 31, 2020 (US$)		7		4	165,716	299	159	(123,837)	42,348	212	42,560

EHANG HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(80,463)	(47,994)	(92,041)	(14,107)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,601	5,673	6,192	949
Deferred income tax expense (benefit)	(135)	(49)	184	28
Share-based compensation	22,300	14,747	54,857	8,407
Loss on disposal of intangible assets	—	—	72	11
Loss on disposal of property and equipment	159	28	456	70
Gain on disposal of long-term investment	—	—	(288)	(44)
Share of net loss from an equity investee	162	74	52	8
Impairment of film investment as passive investor	8,000	—	—	—
Allowance for doubtful accounts	231	619	13,313	2,040
Changes in operating assets and liabilities:
Accounts receivable	3,442	(39,035)	(134,678)	(20,640)
Unbilled revenue	—	(4,807)	4,281	656
Cost and estimated earnings in excess of billings	(18,411)	4,199	13,495	2,068
Inventories	(2,519)	(12,305)	(29,269)	(4,486)
Prepayments and other current assets	7,344	(5,771)	(5,001)	(766)
Amounts due from a related party	—	—	(2,639)	(404)
Other non-current assets	(272)	20	(16,155)	(2,476)
Accounts payable	917	10,358	26,611	4,078
Contract liabilities	4,699	4,011	(2,426)	(372)
Income taxes payable	—	5	(5)	(1)
Deferred income	—	—	3,720	570
Deferred government subsidies	(80)	(80)	(80)	(12)
Unrecognized tax benefits	—	602	(14)	(1)
Accrued expenses and other liabilities	6,040	14,187	7,667	1,175

Net cash flow used in operating activities	(42,985)	(55,518)	(151,696)	(23,249)

CASH FLOWS FROM INVESTING ACTIVITIES
Deconsolidation of a subsidiary	—	—	(54)	(8)
Acquisition of intangible assets	(19)	(999)	(337)	(52)
Purchase of short-term investments	(110,510)	(113,404)	(115,364)	(17,680)
Proceeds from maturities of short-term investments	149,510	105,730	71,996	11,034
Purchase of property and equipment	(4,930)	(2,740)	(8,742)	(1,339)
Purchase of long-term investment	(300)	—	—	—
Loans to third parties	—	—	(53,900)	(8,260)
Repayment of loan to a third party	—	—	40,000	6,130
Loan to a related party	(425)	(425)	—	—
Repayment of loan to a related party	—	850	—	—
Proceeds from disposal of property and equipment	—	—	192	29
Film investment as passive investor	(8,000)	—	—	—

Net cash flow provided by/(used in) investing activities	25,326	(10,988)	(66,209)	(10,146)

EHANG HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	5,000	5,000	15,000	2,299
Repayment of a short-term bank loan	—	(5,000)	(5,000)	(766)
Proceeds from loans from third parties	10,000	30,000	—	—
Repayment of loans from third parties	(3,000)	(5,000)	(2,000)	(307)
Proceeds from mandatorily redeemable non-controlling interests of a subsidiary	—	—	40,000	6,130
Proceeds from issuance of a subsidiary’s equity to non-controlling interest holders	4,000	—	2,023	310
Shares issued upon vesting of restricted share units	—	5	—	—
Proceeds from initial public offering, net of issuance costs	—	252,861	—	—
Proceeds from issuance of Class A ordinary shares	—	—	7,313	1,121
Proceeds from issuance of Series C redeemable convertible preferred shares	—	47,436	—	—
Payment of underwriters’ exercise of over-allotment option’s issuance costs	—	—	(750)	(115)
Payment of issuance costs for initial public offering	—	—	(13,906)	(2,131)

Net cash provided by financing activities	16,000	325,302	42,680	6,541

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,723	1,347	(6,264)	(960)

Net increase/(decrease) in cash, cash equivalents and restricted cash	64	260,143	(181,489)	(27,814)
Cash, cash equivalents and restricted cash at beginning of year	61,455	61,519	321,662	49,297

Cash, cash equivalents and restricted cash at end of year	61,519	321,662	140,173	21,483

Supplemental disclosures of cash flow information:

Interest received	1,057	883	2,811	431
Interest paid	307	249	342	52
Cash received for income tax refund	—	—	520	80
Income taxes paid	680	130	40	6

EHANG HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Non-cash investing and financing activities:
Purchase of property and equipment included in Accrued expenses and other liabilities	—	—	4,967	761
Issuance costs for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities	—	743	48	7
Issuance costs for initial public offering included in Accrued expenses and other liabilities	—	14,727	821	126
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option included in Accrued expenses and other liabilities	—	—	812	124
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	61,519	321,662	137,840	21,125
Restricted cash	—	—	2,333	358

Total cash, cash equivalents and restricted cash in the statements of cash flows	61,519	321,662	140,173	21,483

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

On June 15, 2020, the Group established Yunfu EHang Intelligent Technology Limited (“EHang Yunfu”) (Note 13) as a subsidiary of the Group in the PRC mainly for the manufacturing of its passenger-grade AAVs.

As of December 31, 2020, the Company’s major subsidiaries, VIE and the subsidiaries of the VIE are as follows:

Entities	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct or indirect ownership		Principal activities
Subsidiaries:			Direct	Indirect

Ehfly Technology Limited (“Ehfly”)	December 5, 2014	Hong Kong	100%	—	Product sales investment holding

EHang Intelligent Equipment (Guangzhou) Co., Ltd. (“EHang Intelligent” or the “WFOE”)	October 15, 2015	PRC	100%	—	Research and development, manufacturing and product sales

Xi’an EHang Tianyu Intelligent Technology Co., Ltd. (“EHang Tianyu”)	March 8, 2018	PRC	100%	—	Logistics solutions and related services

EHang Yunfu	June 15, 2020	PRC	68.5%	—	Research and development, manufacturing and product sales

Variable Interest Entity

Guangzhou EHang Intelligent Technology Co., Ltd. (“EHang GZ” or the “VIE”)	August 8, 2014	PRC	—	100%	Research and development, manufacturing and product sales

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and Basis of Presentation (Continued)

Entities	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct or indirect ownership		Principal activities
VIE’s Subsidiaries			Direct	Indirect

Guangdong EHang Egret Media Technology Co. Ltd. (“EHang Egret GD”)	July 6, 2016	PRC	—	60%	Aerial media solutions and related services

Kashi EHang Egret Media Technology Co. Ltd. (“EHang Egret KS”)	November 3, 2017	PRC	—	60%	Aerial media solutions and related services

The VIE agreements

The Group conducts all of its business in China through its subsidiaries, the VIE and the subsidiaries of the VIE in the PRC. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. As of December 31, 2019, the equity interests of the VIE were legally held by Mr. Huazhi Hu and Mr. Derrick Yifang Xiong (the “Former Shareholders”). During 2020, the Former Shareholders transferred their equity interests to Mr. Shuai Feng and Mr. Weixian Xia, both are the Group’s employees (the “Nominee Shareholders”). The Nominee Shareholders then signed the Contractual Agreements with terms essentially the same as the ones signed before. Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, which is a wholly-owned entity by the Company; who further assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact their economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements among the Former Shareholders, the VIE and the WFOE, and then amended in 2020 to the Nominee Shareholders:

Loan Agreement

The WFOE has granted interest-free loans with an aggregate amount of RMB60,000 to the Nominee Shareholders of the VIE for the sole purpose of providing funds necessary for the capital injection of the VIE. The loans are repayable by such Nominee Shareholder through a transfer of their equity interests in the VIE to the WFOE, in proportion to the amount of the loans to be repaid.

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

The VIE agreements (Continued)

Share Pledge Agreements

Pursuant to the Share Pledge Agreements entered into amongst the WFOE and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE in favor of the WFOE to secure the VIE and their obligations under the various contractual agreements, including the Exclusive Consulting and Service Agreements and Exclusive Option Agreements described above. The WFOE shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Share Pledge Agreements, the WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the WFOE. The Share Pledge Agreements will remain effective until all the contractual obligations have been satisfied in full under all the agreements mentioned above. In March 2021, the Company has completed the registration of the share pledge with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.

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

As at December 31, 2020, a judicial freeze was placed on the equity interests of the VIE in connection with an arbitration filed by a third party against Mr. Huazhi Hu, one of the Former Shareholders of the VIE. The arbitration arose from a financial dispute between the third party and Mr. Hu, and was unrelated to the Group. The third party did not have any claim against the VIE. The VIE was named as a party in the arbitration only because the third party regarded equity interests of the VIE as potential assets of Mr. Hu. The third party and Mr. Hu reached a settlement and as a result, in March 2021, the third party filed a petition with the court and the judicial freeze on the VIE’s equity interests has been released since then.

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the WFOE, the VIE and the subsidiaries of the VIE are in compliance with applicable PRC laws and regulations, (ii) such Contractual Agreements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement, and will not result in any violation of PRC laws or regulations currently in effect, and (iii) it is unlikely that the VIE Agreements was void at December 31, 2020 due to the judicial freeze placed on the equity interests of the VIE.

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

The following financial statement balances and amounts of the Group’s VIE and the VIE’s subsidiaries were included in the accompanying consolidated financial statements:

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	12,599	7,368	1,129
Restricted cash	—	6	1
Accounts receivable, net	4,499	37,581	5,760
Unbilled revenue, net	4,807	—	—
Cost and estimated earnings in excess of billings	14,212	717	110
Inventories, net	1,799	837	128
Amounts due from the Company’s subsidiaries	11,263	11,319	1,735
Prepayments and other current assets	8,686	5,550	851
Amounts due from a related party	—	2,639	404

Total current assets	57,865	66,017	10,118

Non-current assets:
Property and equipment, net	5,837	2,652	406
Intangible assets, net	272	120	18
Long-term investment	64	—	—
Deferred tax assets	184	—	—
Other non-current assets	214	155	24

Total non-current assets	6,571	2,927	448

Total assets	64,436	68,944	10,566

LIABILITIES
Current liabilities:
Short-term bank loan	5,000	5,000	766
Accounts payable	8,727	6,252	958
Contract liabilities	1,982	1,614	247
Accrued expenses and current liabilities	14,482	15,395	2,359
Income tax payable	5	—	—
Amounts due to the Company and its subsidiaries	78,100	58,801	9,012

Total current liabilities	108,296	87,062	13,342

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization and Basis of Presentation (Continued)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Non-current liabilities:
Unrecognized tax benefit	602	588	90

Total non-current liabilities	602	588	90

Total liabilities	108,898	87,650	13,432

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues	63,437	30,482	35,280	5,407
Net loss	(10,645)	(25,934)	(507)	(78)
Net cash used in operating activities	(17,901)	(6,822)	(5,118)	(785)
Net cash provided by/(used in) investing activities	17,404	(719)	(107)	(16)
Net cash provided by financing activities	9,000	—	—	—
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,503	(7,541)	(5,225)	(801)

Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIE and VIE’s subsidiaries during the years presented.

The revenue-producing assets that are held by the VIE and its subsidiaries comprise mainly of permits, domain names, IP rights, operating licenses, intangible assets and fixed assets. The VIE and its subsidiaries contributed an aggregate of 95.4%, 25.0% and 19.6% of the Group’s consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-company transactions. There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations which can only be used to settle the VIE’s obligations, except for the registered capital and the statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 21). Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

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

The functional currency of the Company, EHfly, and EHANG Investment (HK) Limited (“EHang HK”) is the United States dollar (“US$”). The functional currency of EHang Holding GmbH (“EHang GmbH”), EHANG TECHNOLOGIES SPAIN & LATAM, S.L. (“EHang Spain”) and Ehang EUROPE SAS (“EHang France”) is the euro (“€”). The functional currency of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE is the Renminbi (“RMB”). The Group uses the RMB as its reporting currency.

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income/(loss), a component of shareholders’ (deficit)/equity.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)	Restricted cash

Restricted cash mainly represents cash frozen by People’s Court of Tianhe District in Guangzhou city in request by a third-party plaintiff regarding a lawsuit against one of the Group’s subsidiaries. The parties to the lawsuit have reached a settlement in February 2021. The third party filed a petition with the court to withdraw the lawsuit and the judicial freeze on the Group’s cash had been released.

(h)	Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. As of December 31, 2019 and 2020, the Group’s short-term investments comprised of wealth management products issued by financial institutions in the PRC and debt instruments issued by international financial institutions (Note 4). The Group accounts for short-term investments in accordance with ASC 320 (“ASC 320”), Investments—Debt and Equity Securities. The Group classifies its short-term investments as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Debt investments that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity and stated at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Unrealized holding gains and losses for trading securities are included in earnings. Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income”. Dividend and interest income for all categories of short-term investments are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

(i)	Accounts receivable and allowance for doubtful accounts

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

(j)	Loans receivable and allowance for credit loss

The long-term loans receivable represents the loans to third parties (Note 9). Such amount is recorded at the principal net of allowance for credit loss, if any, and includes accrued interest receivable as of the balance sheet date. The Group reviews and monitors the credit worthiness of the third parties. An allowance for credit loss is recorded in the period in which a loss is determined to be probable and the amount of the loss can be reasonably estimated. No credit losses were incurred for the periods presented.

(k)	Cost and estimated earnings in excess of billings

Design and construction of customized command-and-control center contracts generally extend over longer periods of time and revenue is recognized using the cost-to-cost method. The Group’s right to receive payments depends on its performance in accordance with the contractual agreements. Billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are five milestones: 1) signing of the contract, 2) delivery and acceptance of hardware, 3) completion of software integration into hardware and the related testing, 4) delivery and acceptance of a completed command-and-control center, and 5) expiration of the one year warranty period. The amounts to be billed at each milestone are specified in the contract. The length of each interval between two continuous billings under a command-and-control center contract varies depending on the duration of the contract and the last billing to be issued for the contract is scheduled at the end of a warranty period.

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

As of December 31, 2019 and 2020, cost and estimated earnings in excess of billings represent revenue in excess of billings on two completed command-and-control centers. The Group determined that no allowance for doubtful accounts was considered necessary because the customers for these two projects are city governments who have the financial capacity to pay and the customers have accepted the delivered completed command-and-control centers in December 2019.

	As of December 31,
	2019	2020
	RMB	RMB	US$
Contracts costs incurred plus estimated earnings	28,797	28,797	4,413
Less: Progress billings	(14,585)	(28,080)	(4,303)

	14,212	717	110

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Inventories

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

(m)	Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Office equipment	5 years	5%
Machinery and electronic equipment	3-10 years	5%
Transportation equipment	4 years	5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	0%

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction-in-progress.

Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Impairment of long-lived assets other than goodwill

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

(o)	Long-term investments

The Group’s long-term investments consist of an equity investment without readily determinable fair value and an equity method investment.

In 2017, the Group provided facilitating services to a third party to acquire a land use right from the Guangzhou City government. In exchange for such services, the Group received a cash consideration of RMB41,117 and 5% equity interests in a corporation, the sole asset of which was the aforementioned land use right. The Group recorded a gain of RMB44,036 representing the cash consideration and the fair value of the equity interests received at RMB2,919 in “Other income” in its consolidated statement of comprehensive loss for the year ended December 31, 2017. The Group accounted for the 5% equity interest as a cost method investment prior to adopting ASU 2016-01. As of December 31, 2019 and 2020, the carrying value of this investment was RMB2,919 and RMB2,919 (US$447).

During 2018, the Group acquired a 20% equity interest of Ehang (Guangzhou) Chuanyue Biotechnology Co., Ltd. The Group has significant influence over the investee and accounts for such investment as an equity method investment. In July 2020, the Group disposed all its equity interest in Ehang (Guangzhou) Chuanyue Biotechnology Co., Ltd to a third party with a total cash consideration of RMB300 (US$46) and recognized disposal gain with an amount of RMB236 (US$36).

Prior to adopting ASU 2016-01 , Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”), on January 1, 2019, the Group accounted for its equity investment in an investee that does not have a readily determinable fair value and over which the Company does not have significant influence in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments (“ASC 325-20”). The Group carried the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. After adopting ASC 321, the Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The adoption of ASC 321 had no impact on the Group’s consolidated financial statements. The Group’s management regularly evaluates the impairment of its investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Long-term investments (continued)

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

(p)	Fair value measurements of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, short-term loan, loans from third parties and mandatorily redeemable non-controlling interests. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

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

2.	Summary of Significant Accounting Policies (Continued)

(q)	Revenue recognition

The Group’s revenues are primarily derived from the sale of Autonomous Aerial Vehicles (“AAVs”) and related commercial solutions, mainly including air mobility solutions, smart city management solutions, and aerial media solutions.

For the year ended December 31, 2018, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or the good is delivered and collectability of the related fee is reasonably assured in accordance with ASC 605-10 (“ASC 605-10”), Revenue Recognition: Overall. Revenues were presented net of taxes collected on behalf of the government.

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

The Group generally does not separately bill its customers for shipping and handling fees and charges. The Group elects to record the costs incurred for shipping and handling in “sales and marketing expenses” in its consolidated statements of comprehensive loss. The shipping and handling costs for the years ended December 31, 2018, 2019 and 2020 were RMB254, RMB1,306 and RMB1,409 (US$216), respectively.

Practical Expedients

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of the Group contracts have a duration of one year or less.

Air mobility solutions

Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade AAVs based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of passenger-grade AAVs, which is satisfied at a point in time, in general upon the Group’s receipt of acknowledgement receipts from customers. The Group only provides the right of return for defective goods in connection with its warranty policy which is accounted for as an assurance-type warranty (Note 11).

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Revenue recognition (continued)

Smart city management solutions

The Group enters into contracts with its customers for designing, building and delivering customized integrated command-and-control centers. The duration of the contracts depends on the contract size and ranges from six months to one year, excluding the one-year warranty accounted for as an assurance-type warranty (Note 11). The Group provides a significant service of integrating goods and services including the project design, hardware and software promised in the contract into an combined output; therefore, the goods and services in the contracts are not distinct from each other and the Group determines there is one performance obligation, which is the delivery of the customized integrated command-and-control center. The performance obligation is satisfied, and control is transferred to the customer over time because there is no alternative use for the highly customized and integrated command-control-center and the Group has an enforceable right to payment for performance completed to date. The Group has determined the cost-to-cost method best depicts the measure of progress towards fulfilling the performance obligation. Under this method, revenue is recognized based on the estimated extent of progress, which is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for designing, building and delivering a customized integrated command-and-control center. Revisions in the estimated total costs of command-and-control center contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

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

2.	Summary of Significant Accounting Policies (Continued)

(q)	Revenue recognition (continued)

Aerial media solutions

The Group generates revenue by providing aerial media performance services and related products. Aerial media performance services allow multiple smart control-based drones to demonstrate and transform their formation to display diversified messages and images in specific airspace, that is tailor made based on different branding or advertising requirements. The Group uses self-produced drones and customizes the fleet formation performances based on customer’s needs and availability of airspace approval in the area. The performance is usually completed within a day and revenue is recognized when the service is delivered.

The Group also sells hardware and software components of the aerial media performance drones. As the hardware and software components are highly interdependent, the entire bundle of promised goods are considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.

Others

The Group generates other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. Revenues are recognized when the consumer drones are shipped and the control of the drones are transferred to the customers. The Group started to phase out the consumer drone business in late 2016.

(r)	Cost of revenue

Cost of revenue consists primarily of aerial vehicle material and manufacturing costs, construction costs of smart city management solutions, product warranty costs, depreciation, rental fees, payroll and related costs of operations.

(s)	Product warranty liability

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

Product warranty accrual is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets (Note 11).

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(t)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB903, RMB3,422 and RMB1,965 (US$301) for the years ended December 31, 2018, 2019 and 2020, respectively.

(u)	Research and development expenses

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

The Group also incurs cost to develop software embedded in its products. The software components cannot function or be sold separately from the AAV as a whole. The Group accounts for costs incurred in the development of software embedded in its products in accordance with ASC 985-20 (“ASC 985-20”), Costs of Software to be Sold, Leased, or Marketed. Such software development costs consist primarily of salaries and related payroll costs and are capitalized once technological feasibility is established, which is when a completed detail program design or in the absence of a completed detail program design, a working model of the product is available. No software development costs have been capitalized for the period ended December 31, 2018, as technological feasibility has not been established. During 2019, the technological feasibility of embedded software in passenger-grade AAVs was established shortly before the release of these products. As a result, capitalized software development costs were immaterial for the year ended December 31, 2018, 2019 and 2020.

(v)	Leases

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

2.	Summary of Significant Accounting Policies (Continued)

(w)	Government subsidies

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

(x)	Income taxes

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

(y)	Share-based compensation

The Group applies ASC 718 (‘‘ASC 718’’), Compensation—Stock Compensation to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards granted to employees were classified as equity awards.

The Group has elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. The Group, with the assistance of an independent third-party valuation firm, determined the grant date fair value of the awards granted to employees. The Group accounts for forfeitures as they occur.

A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Group measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(z)	Employee benefit expenses

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB7,486, RMB8,637 and RMB4,022 (US$616) for the years ended December 31, 2018, 2019 and 2020, respectively.

(aa)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net loss, foreign currency translation adjustments and unrealized gains on available-for-sale debt securities and is presented in the consolidated statements of comprehensive loss.

(ab)	Loss per share

In accordance with ASC 260 (“ASC 260”), Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares, and other participating securities based on their participating rights. The Company’s Preferred Shares (Note 18) are participating securities prior to their automatic conversion to ordinary shares upon the Company’s initial public offering (“IPO”). Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

For the periods before the Company’s IPO on December 12, 2019 and the automatic conversion of the redeemable convertible preferred shares (Note 18) into ordinary shares, the computation of basic loss per share using the two-class method was not applicable as the Group was in a net loss position and the redeemable convertible preferred shares, being participating securities, did not have contractual rights and obligations to share in the losses of the Group. For the years ended December 31, 2019 and 2020, the two-class method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 19). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

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

(ac)	Modification of redeemable convertible preferred shares

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

(ad)	Segment reporting

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

The following table presents revenue by customer incorporation location for the years ended December 31, 2018, 2019 and 2020, respectively:

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
PRC	66,465	100%	109,760	90%	164,153	25,157	91%
North America	—	—	3,445	3%	6,878	1,054	4%
East Asia	—	—	—	—	4,550	697	3%
Europe	—	—	5,035	4%	2,388	366	1%
West Asia	—	—	2,777	2%	2,124	326	1%
Other	22	—	797	1%	—	—	—

Total net revenues	66,487	100%	121,814	100%	180,093	27,600	100%

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ae)	Collaborative arrangement

In April 2016, the Group entered into a development and purchase collaborative arrangement with a U.S. biotechnology company (“Biotech Customer”) to design, develop, test-run and manufacture an organ transport e-helicopter system, which includes an operational interface with air traffic control, associated customized passenger-grade AAVs and recharging infrastructure. The Biotech Customer is responsible for obtaining the approvals of the Federal Aviation Administration (“FAA”) and the Food and Drug Administration (“FDA”) relating to the import and operations of the AAV products. Upon the Group’s achievement of agreed-upon milestones in the agreement, Biotech Customer will make investments of US$14,000 and payments totaling US$36,000. The agreement may be terminated at Biotech Customer’s discretion upon written notice. In February 2019, although the first milestone was not yet achieved, the Group and the Biotech Customer entered into an amendment whereby the Biotech Customer made the initial investment of US$7,000 (RMB 48,733 equivalent) to subscribe for 1,189,397 Series C redeemable convertible preferred shares of the Company (Note 18) in full satisfaction of its obligation to invest in the Group following the successful attainment of the first milestone, and all other terms and conditions of the agreement remain unchanged. As of December 31, 2020, none of the milestones have been achieved and the agreement, as amend, remains in effect.

As part of the same arrangement, the Group may sell 1,000 units of customized AAVs with the organ transport e-helicopter system conforming to the functional specifications by the Biotech Customer for according to a 15-year delivery schedule subject to subsequent purchase amendments. Purchase orders are conditional on the Group achieving a number of performance milestones and the Biotech Customer obtaining required approvals from the FAA and FDA for the internal testing of the AAVs. In December 2018, two amendment contracts were signed to specify the sale of five units of passenger-grade AAVs by the Group to the Biotech Customer for the latter’s testing and training purposes in partial satisfaction of the original agreement. During the years ended December 31, 2018, 2019 and 2020, nil, two and three unites of the AAVs were delivered, respectively. Because the Biotech Customer purchased these AAVs as a customer, the Group accounted for the sales of individual AAVs as separate units of account for which revenue from air mobility solutions of RMB nil, RMB3,460 and RMB5,137 (US$787) were recorded for the years ended December 31, 2018, 2019 and 2020, respectively under ASC 606 following the revenue recognition policy noted above.

(af)	Recent accounting pronouncements

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

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. Per ASU 2019-10 (“ASU 2019-10”), Financial Instruments-Credit losses (Topic 326), Derivatives, and Hedging (Topic 815), and Leases (Topic 842) – effective dates, ASU 2016-02 is effective for the Group for annual reporting periods beginning January 1, 2021 and interim periods beginning January 1, 2022. In June 2020, the FASB issued ASU 2020-05 (“ASU 2020-05”), Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), to defer the effective date of ASU 2016-02 for the Group annual reporting periods beginning January 1, 2022, and interim periods within beginning January 1, 2023. Early application continues to be permitted. The Group does not plan to early adopt ASU 2016-02 and is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. Per ASU 2019-10, ASU 2016-13 is effective for the Group for annual reporting periods beginning January 1, 2023, and interim periods within that year. Early adoption is permitted. In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842). For Credit Losses (Topic 326), it added the accounting for loan losses by registrants engaged in lending activities subject to FASB ASC Topic 326. This staff interpretation applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial condition. The Group does not plan to early adopt ASU 2016-13 and is evaluating the effect that this guidance will have on its consolidated financial statements.

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

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, unbilled revenue, cost and estimated earnings in excess of billings and prepayments, amount due from a related party and other current assets. As of December 31, 2019 and 2020, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB77,518 and RMB45,278 (US$6,939), respectively, were held at major financial institutions located in the PRC, and RMB251,818 and RMB144,166 (US$22,095), respectively, were deposited with international financial institutions located outside the PRC, among which included short-term debt investments of RMB7,674 and RMB49,271 (US$7,551), respectively, issued by a private equity fund outside the PRC that are mandatorily redeemable (Note 4). Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company selected reputable international financial institutions with high credit ratings to deposit its foreign currencies. The Company regularly monitors the credit ratings of the international financial institutions to avoid any potential defaults. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

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

The Group relies on external supplies for raw materials and certain components and parts used in the Group’s products. Some of the components for AAVs are currently selected to be purchased from a single source to improve cost-efficiency. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of the Group’s AAVs. As a result of the recent COVID-19 pandemic, the Group has experienced delayed fulfillments from suppliers. The Group expects that certain of such delays will continue to exist in 2021.

Suppliers accounting for 10% or more of total purchases of materials were:

	For the year ended December 31,
	2019		2020
	RMB		RMB	US$
Supplier
A		*	16,239	2,489

*	less than 10% of total purchase of materials of the Group.

(d)	Customer risk

The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand its business from existing customers while also attracting new customers. For the year end December 31, 2020, the majority of the Group’s revenue generated from sales of passenger-grade AAVs are from limited number of customers that mainly operate the AAVs on a limited trial basis in tourism locations in China, rather than in broad, mainstream commercial operations. The COVID-19 outbreak has had a particularly severe impact on global tourism industry, which may materially adversely affect these customers. This could result in these customers to cease purchases, cancel or reduce orders for the Group’s products or services, or fail to make payments owed to the Group in a timely manner or at all which would materially and adversely impact the Group’s business and result of operations.

External customers with 10% or more of the Group’s revenues are:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Customer
A	20,246	*	*	*
B	8,775	*	*	*
C	7,925	*	*	*
D	7,113	*	*	*
E	*	29,204	22,655	3,472
F	*	28,319	92,331	14,150
G	*	*	24,071	3,689

*	less than 10% of total revenues of the Group.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(d)	Customer risk (continued)

As of December 31, 2019, accounts receivable, net of allowances, from the top two customers amounted to RMB30,100, accounting for 73% of the Group’s total balance. As of December 31, 2020, accounts receivable (including the non-current portion recorded in other non-current assets), net of allowances, from the top three customers amounted to RMB152,730 (US$23,407), accounting for 85% of the Group’s total balance. No other customer accounted for 10% or more of the Group’s total accounts receivable, net of allowances, as of December 31, 2019 and 2020.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s loss and shareholders’ equity in U.S. dollars.

4.	Short-term Investments

Short-term investments as of December 31, 2019 and 2020 consisted of the following:

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value/ carrying amount
	RMB	RMB	RMB	RMB	RMB	RMB
Trading debt investments	7,674	—	—	—	—	7,674

	7,674	—	—	—	—	7,674

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value/ carrying amount
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Trading debt investments	4,883	304	—	—	—	5,187	795
Available-for-sale debt investments	42,355	—	—	1,729	—	44,084	6,756

	47,238	304	—	1,729	—	49,271	7,551

Trading debt investments include a debt investment issued by a private equity fund outside the PRC amounting to RMB7,674 and RMB 5,187 (US$795) as of December 31, 2019 and 2020, respectively. The available-for-sale debt investments are issued by a private equity fund outside the PRC and are mandatorily redeemable at the end of the one-year investment term.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Short-term Investments (Continued)

For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest income of RMB872, RMB299, and RMB478 (US$73) from short-term investments, respectively.

5.	Accounts Receivable, Net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accounts receivable	41,965	173,197	26,543
Allowance for doubtful accounts	(862)	(10,051)	(1,540)

	41,103	163,146	25,003

The movements in the allowance for doubtful accounts were:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of the year	(392)	(862)	(132)
Additional provision charged to expense	(469)	(9,217)	(1,412)
Foreign currency translation	(1)	28	4

Balance at the end of the year	(862)	(10,051)	(1,540)

Subsequent to December 31, 2020, the Group signed payment commitment letters with certain customers and collected RMB74,932 (US$11,484) receivables from these customers. RMB16,242(US$2,489) was included in other non-current assets in the Group’s consolidated balance sheet as of December 31, 2020 for the uncollected balance due beyond December 31, 2021 based on the payment schedule in the aforementioned commitment letters.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.	Inventories, Net

Inventories consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Raw materials	31,381	57,419	8,799
Work in progress	2,462	1,929	296
Finished goods	16,972	19,918	3,053

Inventories, total	50,815	79,266	12,148
Inventories provision	(32,325)	(32,172)	(4,931)

Inventories, net	18,490	47,094	7,217

7.	Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
VAT prepayments	4,052	4,122	632
Staff advances	2,311	1,039	159
Advance to suppliers	9,445	14,008	2,147
Others	4,757	2,252	345

	20,565	21,421	3,283

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.	Property and Equipment, Net

	As of December 31,
	2019	2020
	RMB	RMB	US$
Office equipment	1,465	1,545	237
Machinery and electronic equipment	11,034	11,513	1,764
Transportation equipment	2,675	3,310	507
Leasehold improvements	15,407	15,017	2,302
Construction in progress	3,407	11,976	1,835

	33,988	43,361	6,645
Less: accumulated depreciation	(17,716)	(22,492)	(3,447)

	16,272	20,869	3,198

For the years ended December 31, 2018, 2019 and 2020, the Group recorded depreciation expense of RMB5,446, RMB5,488 and RMB5,785 (US$886), respectively.

9.	Long-Term Loans Receivable

In January 2020, the Group entered into a three-year loan agreement with a third-party supplier of key AAV components with a principal amount of RMB52,000 (US$7,969) and an annual interest rate of 3%. The supplier’s use of loan proceeds is limited to expanding its production capacity. This long-term loan can be prepaid by the borrower at any time and the outstanding loan balance is guaranteed by the supplier’s sole shareholder and his spouse. In March 2020, RMB10,000 (US$1,533) of the loan’s principal was repaid. In August 2020, RMB30,000 (US$ 4,598) of the loan’s principal was repaid.

In March 2020, the Group provided a two-year loan to a third-party entity with a principal amount of EUR243 (equivalent to RMB1,900) (US$291) and an annual interest rate of 3.5%. The usage of the loan proceeds is limited to assisting the Group with the application of the necessary permits from the aviation authority in an European country for the commercial operations of AAVs in an European country. The loan is collateralized by the debtor’s shares.

For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest income of nil, nil and RMB984 (US$151) from the long-term loans receivable, respectively.

10.	Short-Term Bank Loans

The outstanding short-term bank loan of RMB5,000 as of December 31, 2019 was fully repaid upon maturity in March 2020.

In January and September 2020, the Group obtained loans amounted to RMB5,000 (US$766) and RMB5,000 (US$766) from a financial institution in the PRC with annual interest rate of 5.5% and repayable within one year. Interests were paid on a monthly basis.

In April 2020, the Group obtained a RMB5,000 (US$766) loan from a financial institution in the PRC with an annual interest rate of 4.2% and repayable within one year. The repayment of the loan is guaranteed by the Group’s founder and director, Mr. Huazhi Hu and is collateralized by the Group’s patent. Interests were paid on a monthly basis.

As of December 31, 2020, the Group has unused line of credits of RMB10,000 (US$1,533).

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Current portion of long-term loans (Note 12)	—	30,000	4,598
Accrued interests	312	2,526	387
Payroll and welfare payables	21,204	23,636	3,623
Other taxes payable	3,062	5,595	857
Payables for service fee	21,306	7,146	1,095
Product warranty liability	2,675	4,856	744
Payables to suppliers	2,796	7,259	1,112
Others	1,955	560	86

	53,310	81,578	12,502

A reconciliation of the changes in the Group’s product warranty liability is as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance as of the beginning of the year	85	2,675	409
Accruals during the year	2,675	2,934	450
Claims during the year	(85)	(132)	(20)
Reversal during the year	—	(621)	(95)

Product warranty liability	2,675	4,856	744

12.	Long-term Loans

In March 2018, the Group borrowed loans from third parties with an aggregate principal of RMB10,000. These loans were repayable on demand and interest-bearing at market rates. The Group made principal repayments of RMB3,000 and RMB5,000 in December 2018 and July 2019, respectively.

On August 1, 2019, the Group refinanced the remaining loan with principal of RMB2,000 on a long-term basis by extending the repayment date to March 2021. The refinanced loan continues to bear interest at annual an interest rate of 4.75%. The principal of RMB2,000 (US$307) was repaid in December 2020. Accrued interest of RMB569 (US$87) are included in Accrued expenses and other liabilities (Note 11).

On September 18, 2019, the Group borrowed a long-term loan from a third party with a principal of RMB30,000 and an annual interest rate of 4.75%, which is guaranteed by the Group’s founder and director, Mr. Huazhi Hu, and his spouse. As of December 31, 2020, the amount of principal and accumulated interest is RMB31,797 (US$4,873). RMB32,850 (US$5,034) of principal and related interest of this loan is repayable on September 17, 2021.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.	Mandatorily redeemable non-controlling interests

On June 15, 2020, the Group established a subsidiary named EHang Yunfu (Note 1). On June 30, 2020, the Group signed an agreement with a new investor who subscribed 30% of the equity interests of EHang Yunfu for cash consideration of RMB40,000 (US$6,130). At the sole discretion of the investor, the Group is obligated to repurchase the 30% non-controlling interest or with the consent of the investor, guarantee a third-party to repurchase the 30% non-controlling interests at the investor’s investment cost at the end of the five-year investment term. The non-controlling interests do not participate in any dividend distributions of EHang Yunfu but earn an after-tax interest of 1.5% per year, payable on a quarterly basis. As of December 31, 2020, accumulated interest is amounted to RMB160 (US$25) (Note 11). As EHang Yunfu’s non-controlling interests are mandatorily redeemable at the sole discretion of the investor, it is classified as liability and subsequently measured at the amount that would be paid if settlement occurred at the reporting date.

14.	Revenues

The following table presents the disaggregation of revenue from contracts with the customers:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues - Products
Air mobility solutions	2,122	85,222	105,351	16,145
Smart city management solutions	30,455	4,441	8,282	1,269
Aerial media solutions	—	469	62,241	9,539
Others	1,648	711	186	29

Subtotal-Products	34,225	90,843	176,060	26,982

Revenues - Services
Aerial media solutions	31,275	30,277	3,415	523
Air mobility solutions	987	694	618	95

Subtotal-Services	32,262	30,971	4,033	618

Total Revenues	66,487	121,814	180,093	27,600

Payment terms

For the Group’s Air mobility solutions and Aerial media solutions, the Group typically requires a portion of payments upfront and the remaining amounts are contractually due ranging from three to six months. However, due to the COVID-19 impacts, the Company collected or is the process of collecting accounts receivable later than the due dates and signed subsequent commitment letters with certain customers (Note 5). Regarding the Smart city management solutions, the timing of billing varies depending on contractual payment schedules with milestone billings and the completion of the quality-assurance warranty period. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts do not include a significant financing component at the inception of the contracts.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Revenues (Continued)

Contract balances

Contract balances include Accounts receivable, Unbilled revenue and Cost and estimated earnings in excess of billings. Accounts receivable represent the billed and unbilled amounts related to the Company’s rights to consideration as performance obligations are satisfied and the rights to payment become unconditional but for the passage of time. In 2020, the significant increase in Accounts receivable was due to more sales of passenger-grade AAVs during 2020, the decrease in the Unbilled revenue was primarily due to impairment of balances amounted to RMB2,800 (US$429) provided in the general and administrative expenses in the Group’s consolidated statements of comprehensive loss. The Unbilled revenue was previously recognized from services provided in Aerial media solution. The decrease in Cost and estimated earnings in excess of billings was according to the pre-determined billing terms for command-and-control centers.

Contract liabilities represent payments received from customers for which the corresponding products or services have not yet been transferred to customers. In 2020, the decrease in Contract liabilities was primarily contributed by services provided in a command-and-control center. Revenue of RMB4,737 (US$726) was recognized during the year ended December 31, 2020 from the balance included in the contract liabilities at January 1, 2020.

15.	Share-based Compensation

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan that was approved by the Board of Directors on December 23, 2016 (the “2015 Share Incentive Plan”). Under the 2015 Share Incentive Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the Company’s Board of Directors.

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

The Company granted a total of 600,000 and 750,000 RSUs to the Group’s employees under the 2015 Share Incentive Plan and a total of nil and 1,613,000 RSUs to the Group’s employees under the 2019 Share Incentive Plan during the years ended December 31, 2019 and 2020. The RSUs are subject to service conditions and vest over a four-year period starting from the grant date.

On December 29, 2020, the Company’s Board of Directors approved the acceleration of the vesting schedules for certain RSUs granted by the Company in 2020 (“Modification”). Upon the Modification, all RSUs granted by the Company continue to be subject to service conditions and vest over a four-year period starting at an earlier vesting inception date than that in the original terms. As the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified, no incremental cost was recognized resulting from the Modification.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Share-based Compensation (Continued)

RSUs

The following table summarizes the Company’s RSUs activity under the 2015 Share Incentive Plan and 2019 Share Incentive Plan:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$)	(Years)
Unvested, January 1, 2020	735,476	4.7523	3.02
Granted	2,363,000	4.2912
Vested	(1,819,726)	4.1359
Forfeited	—	—

Unvested, December 31, 2020	1,278,750	4.7774	2.68

The fair value of the RSUs is derived from the fair value of the Company’s ordinary shares on the date of grant. The total fair value of RSUs vested during the years ended December 31, 2018, 2019 and 2020 were RMB22,300, RMB14,747 and RMB54,036 (US$8,281) respectively. Total share-based compensation expense capitalized to inventory was not material for any of the periods presented.

As of December 31, 2020, there was RMB34,510 (US$5,289) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 2.68 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Share options

The following table summarizes the Company’s share options activity under the 2015 Share Incentive Plan:

	Number of share options	Weighted average grant date fair value	Weighted average exercise price
		(US$)
Outstanding as of January 1, 2020	—	—	—
Granted	53,737	2.2624	5.8853
Exercised	—	—	—
Forfeited	—	—	—

Outstanding as of December 31, 2020	53,737	2.2624	5.8853

Vested and expected to vest as of December 31, 2020	53,737	2.2624	5.8853

Exercisable as of December 31, 2020	53,737	2.2624	5.8853

The share-based compensation expense relating to the share options recognized during the year ended December 31, 2020 was RMB821 (US$126). There was nil unrecognized share-based compensation relating to the shares options as of December 31, 2020.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Share-based Compensation (Continued)

The Group calculated the estimated fair value of the share options under the 2015 Share Incentive Plan on the grant date using the Black-Scholes valuation model. Assumptions used to determine the fair value of the share options granted under the 2015 Share Incentive Plan is summarized in the following table:

	For the year ended December 31, 2020
Term in years		5
Volatility		53.73%
Discount rate		0.85%
Fair value per ordinary share	US$	5.24

Total share-based compensation expenses relating to RSUs and options granted to employees recognized for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	707	365	2,443	374
Sales and marketing expenses	1,932	743	10,883	1,668
General and administrative expenses	11,606	8,520	14,453	2,215
Research and development expenses	8,055	5,119	27,078	4,150

	22,300	14,747	54,857	8,407

16.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

Austria

EHang GmbH is subject to Austria profits tax of 25% on its activities conducted in Austria.

France

EHang France is subject to France profits tax of 28% on its activities conducted in France.

Spain

EHang Spain is subject to Spain profits tax of 25% on its activities conducted in Spain.

Hong Kong

EHfly and EHang HK are incorporated in Hong Kong and are subject to Hong Kong profits tax. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (Continued)

PRC

The Company’s subsidiaries and VIEs and the subsidiaries of the VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for certain entities eligible for preferential tax rates.

In accordance with the PRC Income Tax Laws, an enterprise awarded with the High and New Technology Enterprise (“HNTE”) certificate may enjoy a reduced EIT rate of 15%. EHang Intelligent was recognized as an HNTE in December 2017 and was eligible for a 15% preferential rate from 2017 to 2019. Reapplied its certificate in December 2020, EHang Intelligent is eligible for a 15% preferential rate from 2020 to 2022. EHang GZ was recognized as a HNTE in November 2016 which expired in 2019, and obtained a HNTE certificate in December 2019 and was eligible for 15% preferential rate from 2019 to 2021. EHang Egret GD qualified as a HNTE in November 2018 and is eligible for a preferential tax rate of 15% from 2018 to 2020.

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

The Group’s loss before income taxes consisted of:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Non-PRC	(24,348)	(18,294)	(61,423)	(9,414)
PRC	(56,039)	(28,946)	(30,412)	(4,661)

	(80,387)	(47,240)	(91,835)	(14,075)

Income tax expense (benefit) comprises of:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current	211	803	22	4
Deferred	(135)	(49)	184	28

	76	754	206	32

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (Continued)

The reconciliations of the income tax expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Loss before income tax expense	(80,387)	(47,240)	(91,835)	(14,075)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(20,097)	(11,810)	(22,959)	(3,519)
Effect of different tax rates in different jurisdictions	5,258	4,430	14,347	2,199
Non-deductible expenses	2,471	736	1,195	183
Deemed sales and cost	11	16	(6)	(1)
Research and development expenses	(8,400)	(9,317)	(13,646)	(2,091)
Effect on adoption of preferential tax rate	(346)	(541)	(12)	(2)
Changes in tax rate in measurement of deferred tax	92	—	3,345	513
Statutory expense	—	(4,545)	(1,855)	(284)
Others	—	(52)	139	21
Change in valuation allowance	21,087	21,837	19,658	3,013

Income tax expenses	76	754	206	32

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for inventory	7,713	7,360	1,128
Welfare payables	3,570	4,308	660
Accrued expenses and other liabilities	809	1,354	208
Provision for allowance for doubtful accounts	277	3,047	467
Deferred government subsidies	55	35	5
Property and equipment	630	466	71
Tax losses	87,763	103,721	15,896
Less: valuation allowance	(100,633)	(120,291)	(18,435)

Deferred tax assets, net	184	—	—

Non-current deferred tax liabilities
Unrealized gain on long-term investment	292	292	45

Deferred tax liabilities	292	292	45

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (Continued)

The Group operates through several subsidiaries, the VIE and the subsidiaries of the VIE. Valuation allowance is considered for each of the entities on an individual basis.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of December 31, 2019 and 2020, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative loss position and not forecasting profits in the near future.

As of December 31, 2019 and 2020, the Group had deductible tax losses of RMB325,745 and RMB427,674 (US$65,544) are derived from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC will begin to expire from December 31, 2021 to 2030, if not utilized.

Unrecognized Tax Benefit

As of December 31, 2019 and 2020, the Group had unrecognized tax benefit of RMB5,494 and RMB12,987 (US$1,989), respectively. The unrecognized tax benefit was mainly related to the withholding tax accrued for the facilitating service in the acquisition of land use right from Guangzhou government by EHang HK on behalf of a third-party buyer in 2017 and under-reported statutory profits before tax. The Group does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2019 and 2020, unrecognized tax benefits of RMB5,494 and RMB5,480 (US$840), respectively, if ultimately recognized, will impact the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2019	2020
	RMB	RMB	US$
Balance at the beginning of the year	(4,892)	(5,494)	(841)
Increase	(602)	(7,673)	(1,176)
Reverse	—	180	28

Balance at end of the year	(5,494)	(12,987)	(1,989)

The Group did not record any significant interest and penalties related to an uncertain tax position for the years ended December 31, 2018, 2019 and 2020. Accumulated interest expenses and penalties recorded in unrecognized tax benefit were nil, nil and nil as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, the tax years ended December 31, 2015 through year ended as of the reporting dates for WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

17.	Related Party Transactions

In April 2018, The Group entered into an interest-free short-term loan agreement with a company controlled by the Group’s founder and director, Mr. Huazhi Hu, with a principal amount of RMB425. The loan was recorded in prepayments and other current assets and was repaid in full in January 2019.

In January 2019, the Group’s founder and director, Mr. Huazhi Hu, borrowed a loan from the Group with a principal amount of RMB425 (US$65), recorded in prepayments and other current assets. This loan is repayable on demand and interest-free. The loan was repaid by Mr. Huazhi Hu in full on November 12, 2019.

Other than the arbitration mentioned in Note 1, the VIE paid a guarantee deposit of RMB2,639 (US$404) to the People’s Court of Tianhe District in Guangzhou city to lift a judicial freeze on the VIE’s equity interest in October 2020. The judicial freeze was initially imposed by the court due to an arbitration filed by a third party who had a dispute with Mr. Huazhi Hu, the Group’s founder and director, regarding his personal loan with such third party. As of December 31, 2020, the aforementioned judicial freeze had been lifted and the Group has not collected the deposit. The deposit is expected to be returned to the VIE after the arbitration proceedings are concluded.

18.	Preferred Shares

The following table summarizes the issuances of the convertible and redeemable convertible preferred shares prior to the Company’s IPO:

Name	Issuance Date	Original Issuance Price per Share	Number of Shares
Series Seed 1 preferred shares	March 23, 2015	$0.1670	7,281,000
Series Seed 2 preferred shares	March 23, 2015	$0.0560	7,281,000
Series Seed 3 preferred shares	March 23, 2015	$0.2792	1,456,200
Series A preferred shares	March 23, 2015	$1.0038	6,375,657
Series A preferred shares	August 19, 2015	$1.0038	1,743,375
Series B preferred shares	August 21, 2015	$3.6339	9,218,756
Series B preferred shares	November 20, 2015	$3.6339	1,651,121
Series B preferred shares	February 23, 2016	$3.6339	302,414
Series C preferred shares	December 27, 2016	$5.8853	1,699,139
Series C preferred shares	June 5, 2017	$5.8853	517,691
Series C preferred shares	September 20, 2017	$5.8853	342,351
Series C preferred shares	February 11, 2019	$5.8853	1,189,397

Series Seed 1, Series Seed 2 and Series Seed 3 preferred shares are collectively referred to as the “Series Seed Convertible Preferred Shares”. Series A, Series B and Series C preferred shares are collectively referred to as the “Redeemable Convertible Preferred Shares”, and collectively with the Series Seed Convertible Preferred Shares, the “Preferred Shares”.

On February 1, 2019, the Company entered into the Series C preferred share purchase agreement with an existing shareholder, to issue 1,189,397 convertible and redeemable Series C preferred shares for an aggregate cash consideration of US$7,000 (equivalent to RMB47,436). The cash proceeds received was US$7,000 (equivalent to RMB47,436), net of issuance costs of US$110 (equivalent to RMB743).

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

For the years ended December 31, 2018 and 2019, no dividends were declared by the Company’s Board of Directors on the Preferred Shares prior to the automatic conversion into ordinary shares upon the Company’s IPO.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Preferred Shares (Continued)

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

18.	Preferred Shares (Continued)

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

18.	Preferred Shares (Continued)

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

The movement in the carrying value of the Preferred Shares prior to the Company’s IPO is as follows:

Mezzanine equity	Series Seed preferred shares	Series A preferred shares	Series B preferred shares	Series C preferred shares	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	21,651	76,166	376,359	130,565	604,741
Issuance	—	—	—	—	—
Accretion to redemption value	—	—	—	—	—
Balance as of December 31, 2018	21,651	76,166	376,359	130,565	604,741
Issuance	—	—	—	46,693	46,693
Modification of preferred shares	—	—	6,956	3,030	9,986
Accretion to redemption value	—	3,039	7,649	6,574	17,262
Conversion of Preferred Shares to ordinary shares (Note 19)	(21,651)	(79,205)	(390,964)	(186,862)	(678,682)

Balance as of December 31, 2019	—	—	—	—	—

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Preferred Shares (Continued)

Upon completion of the Company’s IPO on December 12, 2019, all Preferred Shares were converted to 37,682,167 Class A Ordinary Shares and 1,375,934 Class B Ordinary Shares.

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

19.	Shareholders’ Equity

Ordinary Shares

On July 25, 2019, the Company issued 1,756,295, 1,300,000 and 645,535 ordinary shares to Ballman Inc., JM Elegance Holdings Limited and Richztx Limited, respectively, for settlements of RSUs.

On August 22, 2019, the Company issued 125,000 ordinary shares to Bob Skyline Limited for settlement of RSUs.

Upon completion of the Company’s IPO on December 12, 2019, 37,682,167 Class A ordinary shares and 1,375,934 Class B ordinary shares were issued upon conversion of all redeemable convertible preferred shares. In addition, immediately following the closing of the IPO, the Memorandum and Articles of Association were amended and restated such that the authorized share capital of the Company was reclassified and re-designated into 1,950,000,000 shares comprising of (i) 1,904,577,337 Class A ordinary shares and (ii) 45,422,663 Class B ordinary shares at par value of US$0.0001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by their holder or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than the Company’s founder, Mr. Huazhi Hu, or an affiliate controlled by the Company’s founder, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

Upon completion of the Company’s IPO, 3,380,505 Class A ordinary shares were issued to certain employees for settlement of RSUs.

On January 16, 2020, the Company issued 170,062 Class A ordinary shares pursuant to the underwriters’ exercise of their over-allotment option to purchase additional ADSs.

As of December 31, 2020, there were 64,634,743 Class A and 44,992,555 Class B ordinary shares outstanding.

Accumulated Other Comprehensive Income

	Foreign currency translation adjustment	Unrealized gains on available-for-sales investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2018	7,126	—	7,126
Other comprehensive income	1,723	—	1,723

Balance as of December 31, 2018	8,849	—	8,849
Other comprehensive income	1,346	—	1,346

Balance as of December 31, 2019	10,195	—	10,195
Other comprehensive (loss)/income	(9,974)	1,729	(8,245)

Balance as of December 31, 2020	221	1,729	1,950

Balance as of December 31, 2020 (US$)	34	265	299

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.	Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2018	2019		2020		2020
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to EHang Holdings Limited	(79,113)	(13,510)	(35,035)	(51,294)	(7,862)	(36,325)	(5,567)
Modification of Redeemable Convertible Preferred Shares	—	(2,779)	(7,207)	—	—	—	—
Accretion to redemption value of Redeemable Convertible Preferred Shares	—	(4,804)	(12,458)	—	—	—	—

Net loss attributable to ordinary shareholders	(79,113)	(21,093)	(54,700)	(51,294)	(7,862)	(36,325)	(5,567)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted	56,792	17,014	44,122	64,143	64,143	45,420	45,420

Loss per share – basic and diluted	(1.39)	(1.24)	(1.24)	(0.80)	(0.12)	(0.80)	(0.12)

The potentially dilutive securities such as the Preferred Shares, RSUs and options were not included in the calculation of diluted loss per share because of their anti-dilutive effect.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign- invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2018, 2019 and 2020, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

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

Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2020, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE was RMB431,035 (US$66,059).

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	Fair Value Measurements

Assets measured or disclosed at fair value on a recurring basis as of December 31, 2020 are summarized below:

	Fair Value Measurements as of December 31, 2020 using
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total fair value
	RMB	RMB	RMB	RMB	US$
Fair value measurement
Short-term investments
Trading debt investments	—	5,187	—	5,187	795
Available-for-sale debt investments	—	44,084	—	44,084	6,756

Total asset measured at fair value	—	49,271	—	49,271	7,551

Assets measured or disclosed at fair value on a recurring basis as of December 31, 2019 are summarized below:

	Fair Value Measurements as of December 31, 2019 using
	Quoted Price in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total fair value
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments
Trading debt investments	—	7,674	—	7,674

Total asset measured at fair value	—	7,674	—	7,674

The Group values its trading debt investments using the redemption prices provided by the issuing financial institutions that are not market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. These products have original maturities of one year or less; therefore, the carrying values approximate their fair values.

The Group invested in available-for-sale debt investments with a one-year term in a closed-end segregated portfolio fund. The investment objective of the fund is to achieve capital appreciation by primarily investing in shares of target companies to be listed in internationally recognizable stock exchanges in their respective initial public offerings. The fund may hold or invest 100% of its assets in temporary investments such as cash or cash equivalents at the discretion of the management of the fund. The investments cannot be sold or transferred, pledged, mortgaged, encumbered or otherwise disposed of without the prior written consent of the management of the fund.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	Fair Value Measurements (Continued)

There were no other assets or liabilities measured at a recurring or non-recurring basis as of December 31, 2019 and December 31, 2020. The Group measures certain financial and non-financial assets, including long-term investments and long-lived assets, at fair value on a nonrecurring basis when impairment charges are recognized. No impairment of financial and non-financial assets was recorded in any of the periods presented.

23.	Commitments and Contingencies

(a)	Operating lease commitments

The Group leases office space under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2020:

	RMB	US$
2021	8,371	1,283
2022	8,767	1,344
2023	4,486	688
2024	327	50
2025	80	12
2026 and thereafter	294	45

Total	22,325	3,422

Total rental expenses for all operating leases amounted to RMB9,492, RMB8,455 and RMB9,019 (US$1,382), for the years ended December 31, 2018, 2019 and 2020, respectively.

(b)	Contingencies

The Group is subject to legal and regulatory actions that arise from time to time. The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such loss is estimable, often involves significant judgment about future events, and the outcome of litigation is inherently uncertain. Other than as described below, the Group is currently not in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

Shareholder Securities Litigation

Between February 17 and 26, 2021, three federal securities class action lawsuits (captioned Amberber v. EHang Holdings Limited, et al., Case No. 1:21-cv-01392-GBD (S.D.N.Y., filed Feb. 17, 2021), Chaumont v. EHang Holdings Limited, et al., Case No. 1:21-cv-01526-GBD (S.D.N.Y., filed Feb. 19, 2021), and Klein v. EHang Holdings Limited, et al., Case No. 2:21-cv-01811-JFW-PVC (C.D. Cal., filed Feb. 26, 2021)) were filed by purported shareholders in federal court. The complaints generally allege that the Company and certain of its officers made false and misleading statements regarding the status of its urban air mobility business, its international and domestic regulatory approvals, its relationships with major customers, and its manufacturing facilities. The complaints name as defendants the Company and certain of its officers. In addition to costs and attorneys’ fees, the complaints seek compensatory and punitive damages. The Company intends to vigorously defend itself.

Given the uncertainty of litigation, the preliminary stage of the cases, and the legal standards that must be met for, among other things, class certification and success on the merits, the Company is unable to evaluate the probability of the outcome and estimate the amount or range of potential loss, if any, associated with these lawsuits, which could be material.

24.	Subsequent Events

New issuance of the Company’s ordinary shares

On January 29, 2021, the Company completed its private placement for a new issuance of the Company’s Class A ordinary shares with a total cash consideration of US$40 million.

RSUs grant

On January 4, 2021, the Company’s Board of Directors approved to grant an aggregate number of 4,790,000 RSUs to the Company’s directors, executives and employees under the 2019 Share Incentive Plan. These RSUs are subject to service conditions and vest over a four-year period starting from the grant date except otherwise stipulated. The fair value of the RSUs granted is RMB331,925 (US$50,870), which is derived from the fair value of the Company’s ordinary shares on the grant date.

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	85,908	10,801	1,655

Total current assets	85,908	10,801	1,655

Non-current assets
Investments in subsidiaries, the VIE and subsidiaries of the VIE	242,058	268,331	41,124

Total non-current assets	242,058	268,331	41,124

Total assets	327,966	279,132	42,779

LIABILITIES
Current liabilities
Accrued expenses and other liabilities	16,392	2,814	431

Total current liabilities	16,392	2,814	431

Total liabilities	16,392	2,814	431

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 1,904,577,337 shares authorized; 64,034,573 shares issued and outstanding as of December 31, 2019; 1,904,577,337 shares authorized; 64,688,479 shares issued and 64,634,743 shares outstanding as of December 31, 2020)	44	44	7
Class B ordinary shares (US$0.0001 par value; 45,422,663 shares authorized, issued and outstanding as of December 31, 2019; 45,422,663 shares authorized; 44,992,555 shares issued and outstanding as of December 31, 2020)	28	28	4
Additional paid-in capital	1,020,691	1,081,299	165,716
Statutory reserves	1,035	1,035	159
Accumulated other comprehensive income	10,195	1,950	299
Accumulated deficit	(720,419)	(808,038)	(123,837)

Total shareholders’ equity	311,574	276,318	42,348

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Condensed Financial Information of the Company (Continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
General and administrative expenses	(740)	(1,529)	(1,144)	(175)

Total operating expenses	(740)	(1,529)	(1,144)	(175)

Operating loss	(740)	(1,529)	(1,144)	(175)

Interest income	2	135	463	71
Share of losses from subsidiaries, the VIE and subsidiaries of the VIE	(78,375)	(47,151)	(86,938)	(13,325)

Net loss	(79,113)	(48,545)	(87,619)	(13,429)

Modification of redeemable convertible preferred shares	—	(9,986)	—	—
Accretion to redemption value of redeemable convertible preferred shares	—	(17,262)	—	—

Net loss attributable to the Company’s ordinary shareholders	(79,113)	(75,793)	(87,619)	(13,429)

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of tax of nil	1,723	1,346	(9,974)	(1,529)
Unrealized gains on available-for-sale debt securities	—	—	1,729	265
Other comprehensive income/(loss), net of tax:	1,723	1,346	(8,245)	(1,264)

Comprehensive loss attributable to the Company’s ordinary shareholders	(77,390)	(74,447)	(95,864)	(14,693)

Condensed statements of cash flows

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(738)	(1,394)	(681)	(104)
Net cash generated from/(used in) financing activities	—	300,302	(7,343)	(1,125)
Net cash used in investing activities	(11,777)	(219,248)	(67,083)	(10,282)

Net (decrease)/increase in cash and cash equivalents	(12,515)	79,660	(75,107)	(11,511)
Cash and cash equivalents at beginning of the year	18,763	6,248	85,908	13,166

Cash and cash equivalents at end of the year	6,248	85,908	10,801	1,655

EHANG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Condensed Financial Information of the Company (Continued)

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