Form 20-F/A
period 2020-12-31
EHang Holdings Ltd
filed 2021-08-12
CIK 1759783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to the Annual Report on Form 20-F of EHang Holdings Limited (the “Company”) for the fiscal year ended December 31, 2020, originally filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2021 (the “Original Filing”), is being filed solely to include revised Exhibits 12.1 and 12.2, which include certain statements required by Item 601(b)(31) of Regulation S-K inadvertently omitted by the Company when previously filed. This Amendment contains only the cover page, explanatory note, the exhibit index, signature page and the revised certifications. Because no financial statements are included with this Amendment, paragraph 3 of the Section 302 certifications has been omitted.

Except for the foregoing, this Amendment does not alter or update any other information contained in the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that have occurred as of a date subsequent to the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing, and the Company’s filings made with the SEC subsequent to the filing of the Original Filing.

PART III

ITEM 19.	EXHIBITS.

Exhibit No.	Description of Exhibit

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHang Holdings Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 12, 2021