Form 20-F
period 2021-12-31
EHang Holdings Ltd
filed 2022-04-28
CIK 1759783

UNITED STATES
SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Richard Jian Liu, Chief Financial Officer
Telephone: +86 20 2902 8899
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
As of December 31, 2021, there were

113,860,197

ordinary shares outstanding, comprised of (i)
73,723,637
Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value of US$0.0001 per share, and (ii)
40,136,560
Class B ordinary shares outstanding, par value of US$0.0001 per share.
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

INTRODUCTION
Conventions Used in this Annual Report
In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•	“AAVs” are to autonomous aerial vehicles;

•	“ADSs” are to the American depositary shares, each of which represents two of our Class A ordinary shares;

•	“ADRs” are to the American depositary receipts that evidence the ADSs;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.0001 per share;

•	“Ehfly Technology” are to Ehfly Technology Limited, our wholly-owned Hong Kong subsidiary;

•
“EHang,” “we,” “us,” “our company” or “our” are to EHang Holdings and its subsidiaries and, in the context of describing our consolidated financial information only, also include the VIE and its subsidiaries;

•	“EHang Holdings” are to EHang Holdings Limited, our Cayman Islands holding company;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” and “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;

•	“UAM” are to urban air mobility;

•	“UAVs” are to unmanned aerial vehicles;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•
“VIE” and “EHang GZ” are to Guangzhou EHang Intelligent Technology Co., Ltd., a company incorporated in China that has entered into a series of contractual arrangement with our wholly-owned PRC subsidiary, and we refer to the VIE and its subsidiaries collectively as the VIEs or consolidated affiliated entities; and

•	“WFOE” and “EHang Intelligent” are to EHang Intelligent Equipment (Guangzhou) Co., Ltd., our wholly-owned PRC subsidiary.
Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The translations of Renminbi amounts into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect as of December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in and expected growth of the PRC and global UAV industry;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders;

•	our expectations regarding our capacity to develop, manufacture and delivery AAV products in fulfilment of our contractual commitments;

•	competition in our industry;

•	the impact of the COVID-19 pandemic;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.
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
Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders
EHang Holdings Limited is not a PRC operating company but a Cayman Islands holding company conducting operations in China primarily through our PRC subsidiaries, including EHang Intelligent Equipment (Guangzhou) Co., Ltd., or EHang Intelligent, with some operations conducted through Guangzhou EHang Intelligent Technology Co., Ltd., or EHang GZ, a variable interest entity, or VIE, and its subsidiaries. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies in the UAM industry. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which became effective on January 1, 2022, our principal business does not fall into the “restricted” or “prohibited” categories. However, the VIE’s business may expand to operate the commercial general aviation businesses, in which foreign investment is restricted. Accordingly, we conduct some of our operations in China through EHang GZ, or the VIE, and its subsidiaries, and rely on contractual arrangements among our PRC subsidiary, the VIE and its shareholders to control the business operations of the VIE. Revenues contributed by the VIE and its subsidiaries accounted for 25.0%, 19.6% and 0.4% of our consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, (i) “EHang GZ,” “variable interest entity” or “VIE” refers to Guangzhou EHang Intelligent Technology Co., Ltd., a company incorporated in the People’s Republic of China; (ii) “EHang Intelligent” or “WFOE” refers to EHang Intelligent Equipment (Guangzhou) Co., Ltd., our wholly-owned PRC subsidiary; (iii) “Ehfly Technology” refers to Ehfly Technology Limited, our wholly-owned Hong Kong subsidiary; (iv) “EHang Holdings” refers to EHang Holdings Limited, our Cayman Islands holding company; and (v) “EHang,” “we,” “us,” “our company,” or “our” refers to EHang Holdings Limited and its subsidiaries and, in the context of describing our consolidated financial information, also includes EHang GZ and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE or its subsidiaries but instead are purchasing equity interest in a Cayman Islands holding company.
Our WFOE has entered into a series of contractual arrangements with the VIE and its shareholders. These agreements enable us to:

•	exercise effective control over EHang GZ;

•	receive economic benefits from EHang GZ that potentially could be significant to EHang GZ; and

•	have an exclusive option to purchase all or part of the equity interests and assets in EHang GZ, when and to the extent permitted by PRC laws.
These contractual arrangements among our WFOE, the VIE and its shareholders include shareholders voting proxy agreements, exclusive consulting and services agreements, exclusive option agreements, loan agreements, and share pledge agreements. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and its subsidiaries and hence consolidate their financial results under U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the agreements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIE, and these agreements have not been tested in China courts. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in our financial statements. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the Foreign Investment Law.”
Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never have a direct ownership interest in the businesses that are conducted by the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our WFOE, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.
We and the VIE face various legal and operational risks and uncertainties related to doing business in China. Some of our business operations are conducted in China through the VIE, and we and the VIE are subject to complex and evolving PRC laws and regulations. For example, we and the VIE face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over-the-counter
trading market in the U.S. The Company’s auditor, an independent registered public accounting firm, is not subject to the PCAOB’s inspection as announced by the PCAOB on December 16, 2021. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act,” which, if passed by the U.S. House of Representatives and signed into law by the U.S. President, would decrease the number of non-inspection
years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before the ADSs may be prohibited from trading or delisted. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.”
Permissions Required from the PRC Authorities for Our Operations
We currently conduct some of our operations through the VIE and its subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China, including, among others, General Aviation Enterprise Operation Licenses required for using UAVs in aerial spraying, aerial photography, operator training, flight show, aerial media solutions and other purposes. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies.”
Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations.”
Cash and Asset Flows through Our Organization
Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans.
For the years ended December 31, 2019, 2020 and 2021, EHang Holdings made capital contributions of RMB219.2 million, RMB66.6 million and RMB190.0 million (US$29.8 million), respectively, to its subsidiaries. No other transfers, dividends or distributions of cash or assets were made between EHang Holdings, its subsidiaries and the VIEs except for the foregoing capital contributions.
EHang Holdings is a Cayman Islands holding company with no material operations of its own. We currently conduct some of our operations through the VIE and its subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, EHang Holdings’s ability to pay dividends and to service any debt it may incur may depend upon dividends paid by its subsidiaries. Among them, our Hong Kong subsidiary Ehfly Technology’s source of dividend depends on dividends paid by its PRC subsidiaries, which in part depends on payments from the VIE under the contractual arrangements with the VIE.
Current PRC regulations permit our PRC subsidiaries, such as EHang Intelligent, to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, EHang GZ, or the VIE, and EHang Intelligent are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. EHang Intelligent and the VIE may also allocate a portion of their after-tax
profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if EHang Intelligent incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect EHang Intelligent’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to EHang Intelligent may restrict our ability to satisfy our liquidity requirements. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Dividend Distribution.”
Additionally, the VIE receives substantially all of its revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by Ehfly Technology, our Hong Kong subsidiary, in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, EHang Intelligent may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our operating revenues effectively and affect the value of your investment.”

None of our subsidiaries has declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”
Under the current laws of the Cayman Islands, EHang Holdings is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) the VIE has taxable earnings, and (ii) we determine to pay a dividend in the future.

Tax calculation (1)
Hypothetical pre-tax earnings in the VIE (1)	100
Tax on earnings at statutory rate of 25% at WFOE level (2)	(25)
Amount to be distributed as dividend from WFOE to Ehfly Technology (3)	75
Withholding tax at a treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Ehfly Technology level and net distribution to EHang Holdings (4)	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)
Certain of our subsidiaries and the VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)
China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Ehfly Technology level for any dividend distribution to EHang Holdings.

(4)
If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Ehfly Technology level and net distribution to EHang Holdings will be 67.5.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the VIE could make a non-deductible
transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible
expenses for the VIE but still taxable income for the PRC subsidiaries. Our management believes that there is only a remote possibility that this scenario would happen.

Should all tax planning strategies fail the VIE could, as a matter of last resort, make a non-deductible
transfer to the WFOE for amounts of stranded cash in the VIE. This would result in the double taxation of earnings: once at the VIE level
(non-deductible
expense) and again at the WFOE level (for presumptive earnings on the transfer). This has the impact of reducing the amount available above from 71.25% to approximately 53% of pre-tax
income, respectively. Management believes this scenario to be remote.
Financial Information Relating to the VIE
The following tables present the condensed consolidating schedule showing the results of operations, financial position and cash flows for our holding company, our subsidiaries, and the VIE, eliminating adjustments and consolidated totals as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31,
	2019						2020						2021
	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	8,728	94,865	62,288	(44,067)	121,814	—	64	146,905	68,372	(35,248)	180,093	—	2,199	57,550	28,399	(31,341)	56,807
- Third-party revenues	—	8,728	82,604	30,482	—	121,814	—	64	144,749	35,280	—	180,093	—	2,199	54,378	230	—	56,807
- Inter-company revenues(1)	—	—	12,261	31,806	(44,067)	—	—	—	2,156	33,092	(35,248)	—	—	—	3,172	28,169	(31,341)	—
Costs of revenues	—	(8,497)	(67,825)	(17,640)	43,366	(50,596)	—	—	(99,530)	(10,239)	35,855	(73,914)	—	(1,616)	(49,098)	(720)	30,657	(20,777)
- Third-party cost of revenues	—	(153)	(39,744)	(10,699)	—	(50,596)	—	—	(66,438)	(7,476)	—	(73,914)	—	(48)	(20,069)	(660)	—	(20,777)
- Inter-company cost of revenues (1)	—	(8,344)	(28,081)	(6,941)	43,366	—	—	—	(33,092)	(2,763)	35,855	—	—	(1,568)	(29,029)	(60)	30,657	—

Gross profit	—	231	27,040	44,648	(701)	71,218	—	64	47,375	58,133	607	106,179	—	583	8,452	27,679	(684)	36,030
Sales and marketing expenses	—	(375)	(14,488)	(12,093)	101	(26,855)	—	(4,419)	(24,072)	(8,695)	—	(37,186)	—	(6,859)	(29,848)	(7,105)	583	(43,229)
General and administrative expenses	(1,529)	(946)	(21,746)	(12,727)	—	(36,948)	(1,144)	(3,537)	(44,442)	(12,490)	—	(61,613)	(5,668)	(1,383)	(166,531)	(13,889)	83	(187,388)
Research and development expenses	—	—	(38,232)	(19,296)	361	(57,167)	—	—	(91,967)	(13,337)	52	(105,252)	—	—	(115,141)	(22,123)	116	(137,148)

Total operating expenses	(1,529)	(1,321)	(74,466)	(44,116)	462	(120,970)	(1,144)	(7,956)	(160,481)	(34,522)	52	(204,051)	(5,668)	(8,242)	(311,520)	(43,117)	782	(367,765)
Other operating income	—	—	1,286	2,121	—	3,407	—	466	3,125	2,985	—	6,576	—	1,696	4,544	4,959	—	11,199

Operating loss	(1,529)	(1,090)	(46,140)	2,653	(239)	(46,345)	(1,144)	(7,426)	(109,981)	26,596	659	(91,296)	(5,668)	(5,963)	(298,524)	(10,479)	98	(320,536)
Share of (loss) income from subsidiaries and VIEs (2)	(47,151)	(44,997)	2,815	—	89,333	—	(86,938)	(80,960)	30,740	—	137,158	—	(308,305)	(306,742)	(8,730)	—	623,777	—
Interest and investment income	135	239	292	217	—	883	463	1,741	1,468	123	—	3,795	14	3,965	891	273	—	5,143
Interest expenses	—	—	(588)	(249)	—	(837)	—	—	(2,131)	(206)	—	(2,337)	—	—	(1,445)	(358)	—	(1,803)
Foreign exchange gain (loss)	—	81	(160)	188	—	109	—	144	(107)	(370)	—	(333)	—	(450)	(253)	(124)	—	(827)
Other income	—	—	184	256	—	440	—	820	318	89	—	1,227	—	742	2,735	2,610	(1)	6,086
Other expenses	—	(1,384)	(6)	(26)	—	(1,416)	—	(1,350)	(1,270)	(507)	—	(3,127)	—	(6)	(1,340)	(343)	140	(1,549)
Loss before income tax and (loss) income from equity method investment	(48,545)	(47,151)	(43,603)	3,039	89,094	(47,166)	(87,619)	(87,031)	(80,963)	25,725	137,817	(92,071)	(313,959)	(308,454)	(306,666)	(8,421)	624,014	(313,486)

Income tax expenses	—	—	—	(754)	—	(754)	—	—	—	(206)	—	(206	—	(21)	—	(113)	—	(134)

Loss before (loss) income from equity method investment	(48,545)	(47,151)	(43,603)	2,285	89,094	(47,920)	(87,619)	(87,031)	(80,963)	25,519	137,817	(92,277)	(313,959)	(308,475)	(306,666)	(8,534)	624,014	(313,620)
(Loss) income from equity method investments	—	—	—	(74)	—	(74)	—	—	—	236	—	236	—	—	(276)	—	—	(276)

Net (loss) income	(48,545)	(47,151)	(43,603)	2,211	89,094	(47,994)	(87,619)	(87,031)	(80,963)	25,755	137,817	(92,041)	(313,959)	(308,475)	(306,942)	(8,534)	624,014	(313,896)

Net income (loss) attributable to non-controlling interest	—	—	—	(551)	—	(551)	—	93	3	4,326	—	4,422	—	170	135	(368)	—	(63)

Net loss attributable to EHang Holdings Limited	(48,545)	(47,151)	(43,603)	1,660	89,094	(48,545)	(87,619)	(86,938)	(80,960)	30,081	137,817	(87,619)	(313,959)	(308,305)	(306,807)	(8,902)	624,014	(313,959)

Modification of redeemable convertible preferred shares and accretion to redemption value of redeemable and convertible preferred shares	(27,248)	—	—	—	—	(27,248)	—	—	—	—	—	—	—	—	—	—	—	—

Net loss attributable to ordinary shareholders	(75,793)	(47,151)	(43,603)	1,660	89,094	(75,793)	(87,619)	(86,938)	(80,960)	30,081	137,817	(87,619)	(313,959)	(308,305)	(306,807)	(8,902)	624,014	(313,959)

Selected Condensed Consolidated Balance Sheets Data

	For the year ended December 31,
	2020						2021
	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash and cash equivalents	10,801	84,095	35,576	7,368	—	137,840	72,998	137,200	28,651	8,014	—	246,863
Restricted cash	—	—	2,327	6	—	2,333	—	—	160	—	—	160
Short-term investments	—	49,271	—	—	—	49,271	—	65,108	—	—	—	65,108
Accounts receivable, net	—	183	125,382	37,581	—	163,146	—	66	45,164	10,959	—	56,189
Inventories	—	2,190	45,461	837	(1,394)	47,094	—	1,729	76,836	839	(1,329)	78,075
Prepayments and other current assets	—	578	15,293	5,550	—	21,421	—	1,529	23,564	4,302	—	29,395
Amount due from a related party	—	—	—	2,639	—	2,639	—	—	1,360	—	—	1,360
Amounts due from subsidiaries and VIEs (3)	—	98,464	26,792	11,319	(136,575)	—	—	98,375	10,550	25,774	(134,699)	—
Property and equipment, net and intangible assets, net	—	520	18,862	2,772	(223)	21,931	—	350	32,158	2,109	(51)	34,566
Investment in subsidiaries and VIEs (2)	268,331	51,439	—	—	(319,770)	—	263,347	—	—	—	(263,347)	—
Others	—	4,869	33,133	872	—	38,874	—	4,784	18,837	97	—	23,718

Total assets	279,132	291,609	302,826	68,944	(457,962)	484,549	336,345	309,141	237,280	52,094	(399,426)	535,434

Short-term bank loans	—	—	10,000	5,000	—	15,000	—	—	10,000	—	—	10,000
Amounts due to subsidiaries and VIEs (3)	—	13,978	63,796	58,801	(136,575)	—	—	10,419	78,289	45,991	(134,699)	—
Accounts payables	—	—	46,895	6,252	—	53,147	—	—	42,535	3,025	—	45,560
Accrued expenses and other liabilities	2,814	467	62,902	15,395	—	81,578	3,744	1,040	39,014	18,053	—	61,851
Contract liabilities	—	—	5,878	1,614	—	7,492	—	906	12,248	1,677	—	14,831
Long-term loans	—	—	—	—	—	—	—	—	8,000	9,000	—	17,000
Deficit in subsidiaries and VIEs (2)	—	—	18,385	—	(18,385)	—	—	25,172	27,115	—	(52,287)	—
Others	—	8,904	40,140	588	—	49,632	—	8,498	42,060	1,588	—	52,146

Total liabilities	2,814	23,349	247,996	87,650	(154,960)	206,849	3,744	46,035	259,261	79,334	(186,986)	201,388

Total shareholders’ equity (2)	276,318	268,260	54,830	(18,706)	(303,002)	277,700	332,601	263,106	(21,981)	(27,240)	(212,440)	334,046

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31,
	2019						2020						2021
	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in) provided by operating activities (4)	(1,394)	17,596	(64,898)	(6,822)	—	(55,518)	(681)	2,331	(148,228)	(5,118)	—	(151,696)	(4,874)	(5,792)	(107,481)	(3,482)	—	(121,629)

Cash flows from investing activities
Capital contribution	(219,248)	(87,000)	—	—	306,248	—	(66,599)	(90,000)	—	—	156,599	—	(190,026)	(109,000)	—	—	299,026	—
Proceeds from maturities of short-term investments	—	—	—	—	—	—	—	18,596	32,200	21,200	—	71,996	—	—	—	—	—	—
Purchase of short-term investments	—	—	—	—	—	—	—	(61,964)	(32,200)	(21,200)	—	(115,364)	—	—	—	—	—	—
Loans to third parties	—	—	—	—	—	—	—	(1,900)	(52,000)	—	—	(53,900)	—	—	—	—	—	—
Repayment of loan to a third party	—	—	—	—	—	—	—	—	40,000	—	—	40,000	—	—	—	—	—	—
Other investing activities	—	(7,444)	(2,825)	(719)	—	(10,988)	(484)	(1,538)	(6,812)	(107)	—	(8,941)	150	(17,062)	(15,611)	(878)	—	(33,401)

Net cash (used in) provided by investing activities	(219,248)	(94,444)	(2,825)	(719)	306,248	(10,988)	(67,083)	(136,806)	(18,812)	(107)	156,599	(66,209)	(189,876)	(126,062)	(15,611)	(878)	299,026	(33,401)

Cash flows from financing activities
Capital contribution	—	219,248	87,000	—	(306,248)	—	—	66,599	90,000	—	(156,599)	—	—	190,026	109,000	—	(299,026)	—
Proceeds from initial public offering	252,861	—	—	—	—	252,861	—	—	—	—	—		—	—	—	—	—	—
Proceeds from issuance of redeemable and convertible preferred shares	47,436	—	—	—	—	47,436	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from mandatorily redeemable non- controlling interests of a subsidiary	—	—	—	—	—	—	—	—	40,000	—	—	40,000	—	—	—	—	—	—
Proceeds from short-term bank loans	—	—	—	—	—	—	—	—	15,000	—	—	15,000	—	—	—	—	—	—
Repayment of a short-term bank loan	—	—	—	—	—	—	—	—	(5,000)	—	—	(5,000)	—	—	—	—	—	—
Proceeds from loan from a third party	—	—	30,000	—	—	30,000	—	—	—	—	—	—	—	—	—	—	—	—
Other financing activities	5	(5,000)	—	—	—	(4,995)	(7,343)	—	23	—	—	(7,320)	256,947	—	5,000	5,000	—	266,947

Net cash provided by (used in) financing activities	300,302	214,248	117,000	—	(306,248)	325,302	(7,343)	66,599	140,023	—	(156,599)	42,680	256,947	190,026	114,000	5,000	(299,026)	266,947

Effect of exchange rates on cash, cash equivalents and restricted cash (5)	—	1,347	—	—	—	1,347	—	(6,264)	—	—	—	(6,264)	—	(5,067)	—	—	—	(5,067)
Net increase (decrease) in cash, cash equivalents and restricted cash	79,660	138,747	49,277	(7,541)	—	260,143	(75,107)	(74,140)	(27,017)	(5,225)	—	(181,489)	62,197	53,105	(9,092)	640	—	106,850
Cash, cash equivalents and restricted cash at the beginning of the year	6,248	19,488	15,643	20,140	—	61,519	85,908	158,235	64,920	12,599	—	321,662	10,801	84,095	37,903	7,374	—	140,173

Cash, cash equivalents and restricted cash at the end of the year	85,908	158,235	64,920	12,599	—	321,662	10,801	84,095	37,903	7,374	—	140,173	72,998	137,200	28,811	8,014	—	247,023

Notes:

(1)   Represents the elimination of the intercompany transactions at the consolidation level.
(2)   Represents the elimination of the investment among the Parent, other subsidiaries, WFOE, and the VIE and the VIE’s subsidiaries.
(3)   Represents the elimination of intercompany balances among the Parent, other subsidiaries, WFOE, and the VIE and the VIE’s subsidiaries.
(4)   For the years ended December 31, 2019, 2020 and 2021, the WFOE did not charge any service fee from the VIE as the VIE was in cumulative loss position.
For the years ended December 31, 2019, 2020 and 2021, cash paid by WFOE to VIE and VIE’s subsidiaries were RMB27.6 million, RMB14.8 million and RMB3.2 million, respectively, which represented purchase of software and inventories.
For the years ended December 31, 2019, 2020 and 2021, cash paid by other subsidiaries to WFOE were RMB7.9 million, nil and nil, respectively, which represented purchase of inventories.

A.	Reserved

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Relating to Our Business and Industry

•	Our future growth depends on the demand for, and customers’ willingness to adopt, our passenger-grade AAVs and air mobility solutions;

•
In the jurisdictions where we, the VIE and its subsidiaries sell and plan to sell products, the commercial use of passenger-grade AAVs, and in some cases non-passenger-grade
AAVs, is subject to an uncertain or lengthy approval process; we cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which we, the VIE and its subsidiaries, the AAVs and potential customers may be unable to comply. As a result, we, the VIE and its subsidiaries may be limited in, or completely restricted from, growing business in the foreseeable future;

•	We may be unable to make timely product deliveries due to limited production capacity;

•	Our framework and conditional agreements may not result in material sales of our products;

•	We have substantial customer concentration and we have experienced a significant increase in accounts receivable;

•	Our technology platform may not perform in line with customer specifications or expectations; and

•	We are a relatively young company with a short operating history, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.
Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operation;

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;

•	We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies;

•
Our ADSs will be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023;

•	Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability; and

•
We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Relating to the ADSs and Trading Market

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

•
We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies;

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and

•	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.
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
In the jurisdictions where we, the VIE and its subsidiaries sell and plan to sell products, the commercial use of passenger-grade AAVs, and in some cases non-passenger-grade
AAVs, is subject to an uncertain or lengthy approval process; we cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which we, the VIE and its subsidiaries, the AAVs and potential customers may be unable to comply. As a result, we, the VIE and its subsidiaries may be limited in, or completely restricted from, growing business in the foreseeable future.

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
In China, the Civil Aviation Administration of China, or CAAC, published the Guidance on UAV Airworthiness Assessment Based on Operation Risks, or the UAV Airworthiness Guidance, on January 25, 2019, which is based on the assessment classification and management of operational risks of UAVs. On May 26, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Administrative Procedures for Airworthiness Assessment of Civil Unmanned Aerial Vehicle Systems (Trial), or the Airworthiness Assessment Procedures, effective on June 1, 2020, with a one-year
trial period. According to the Airworthiness Assessment Procedures, enterprises shall apply for the approval letter of design and manufacture from the CAAC if they plan to design and manufacture civil unmanned aerial vehicle systems. The holder of an approval letter of design and manufacture shall set up an airworthiness examination agency, which shall, in accordance with the Administrative Procedures for the Real-name Registration of Civil UAVs (Draft), complete the pre-registration
of the civil unmanned aerial vehicle systems it manufactures and, at the time of a customer’s completing the real-name registration and applying for airworthiness approval, conduct verification and inspection and give suggestion to the CAAC as to whether or not to issue the airworthiness approval. The airworthiness approval for a private UAV system shall be completed simultaneously with the real-name registration. We may be required to comply with these regulatory requirements and to obtain relevant licenses, permits, registrations or certificates under such regulatory requirements. However, since the Airworthiness Assessment Procedures is newly enacted, uncertainties still exist in relation to its interpretation and implementation, and there is no detailed rule regarding when and how we should apply for the relevant approvals mentioned therein. Additional rules and regulations with respect to the airworthiness of AAVs are still under discussion by the CAAC. We are making contributions as a member of the CAAC Special Expert Taskforce. On October 29, 2021, CAAC further published Civil Unmanned Aircraft System Airworthiness Certification Management Procedures (Draft for Comments), Civil Unmanned Aircraft System Safety Analysis Guidelines (Draft for Comment), and Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment). Such draft UAV rules mainly cover the medium UAVs weigh between 25 kilograms and 150 kilograms, and large UAVs exceed 150 kilograms in weight. However, we cannot assure you that we will be able to obtain any of the certificates of design and manufacture or airworthiness as required under the detailed rules and regulations in a timely manner or that we can satisfy the relevant requirements or standards under the detailed rules or regulations to be promulgated in the future, which may materially and adversely affect our business and future prospects.
Under the
Trial Operation Rules (Interim) for Specific Unmanned Aircraft
issued by the CAAC on February 1, 2019, or Interim Rules, to start any specific trial operation, the prospective operator of certain classes of UAVs must submit an application and be approved by the CAAC. In February 2019, we submitted an application to the CAAC for trial operation in relation to a customer’s use of our EHang 216, a model of our passenger-grade AAVs, for aerial logistics use. In May 2020, we obtained the trial operation approval from the CAAC, which expired on May 31, 2021.
However, even if this approval is granted by the CAAC, we cannot assure you that it can be extended to the operations of other customers.
Further, the VIE and its subsidiaries are required to obtain approvals from local divisions of the People’s Liberation Army Air Force, or PLAAF, for proposed flight routes in connection with our business. As the approvals from the PLAAF are usually granted on a one-off
basis or are only valid for a limited period of time and the local divisions of PLAAF may exercise air traffic control under certain circumstances which may restrict us from operating our AAVs from time to time, we cannot assure you that the VIE and its subsidiaries will be able to obtain such approval for each matter on which we will work on with our customers or partners in the future. If such approval is not granted in a timely manner, we, the VIE and its subsidiaries, as well as our and their customers or partners will not be able to fly the AAVs in the proposed flight routes.

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
As of December 31, 2021, we had unfilled
pre-orders
for more than 1,000 units of passenger-grade AAVs. Commercial production of our passenger-grade AAVs requires timely and adequate supply of various types of raw materials and components, as well as mass production capacity and efficient manufacturing and assembly. We have limited experience in high-volume manufacturing of our AAVs. We cannot assure you that we will be able to expand our production capacity efficiently and cost-effectively, or to procure sufficient raw materials and components to meet our production volume. While we are looking into expanding our manufacturing capacity through partnerships, such partnerships may not be successful, or we may not be able to do so in a timely manner to fulfill our backlog orders. While we obtain components from multiple sources whenever possible, some of the components used in our AAVs are currently selected to be purchased from a single source to improve cost-efficiency. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of our AAVs. We also outsource certain manufacturing activities to third party contract manufacturers. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time.
Any of the foregoing could result in our failure to make timely deliveries to our customers. Such failure would materially and adversely affect our business, results of operations, financial condition and prospects.
Our framework and conditional agreements may not result in material sales of our products.
We have entered into a number of long-term agreements with customers and partners relating to the sale of our passenger-grade AAVs. Some of these agreements are conditional, and our counterparty is not obligated to purchase our products unless a number of conditions are satisfied. Under our agreement with a U.S. biotechnology customer, the customer is not required to purchase our AAVs unless our AAVs achieve a number of performance milestones and it obtains required approvals from the Federal Aviation Administration, or the FAA, and the Food and Drug Administration, or the FDA, for the commercial operation of our AAVs. We have yet to achieve the performance milestones, and the customers are allowed to terminate the agreements before that happens. Further, it may be time-consuming for the customer to obtain the required approvals, if they are able to do so at all. Some other agreements are framework agreements containing sales targets, but that does not obligate our counterparties to purchase our products at all. We expect the number of orders and pre-orders
we receive under these framework agreements to depend on a number of factors, including changes in the regulatory environment, customers’ acceptance of and demand for our products and services and our production capacity. For the foregoing reasons, we may not receive substantial orders from our current or potential customers. As our long-term agreements may not result in material sales of our products, our future results of operations may not scale or otherwise meet our current expectations.
We have substantial customer concentration and we have experienced a significant increase in accounts receivable.
Due to the short history of our business and that we have not achieved significant scale, we had and expect to continue to have customer concentration. In 2019, 2020 and 2021, the largest customer accounted for 24%, 51% and 35% of our revenues, respectively. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers that mainly operate our AAVs in tourism locations in China, rather than in broad, mainstream commercial operations. We are unable to predict the future level of demand for our services that will be generated by these customers. In addition, our accounts receivable balance significantly increased from RMB41.1 million as of December 31, 2019 to RMB179.4 million as of December 31, 2020, out of which RMB16.2 million was included in other non-current
assets. However, our accounts receivable balance decreased to RMB56.2 million (US$8.8 million) as of December 31, 2021 due to additional allowance for doubtful account provided in 2021, as the resurgence of the COVID-19 and related control measures have repeatedly impacted on our customers from tourism sectors, which suffered disproportionately from the pandemic. As of December 31, 2021, accounts receivable balance (net of allowances) from our top two customers accounted for 58% of our total accounts receivable balance. For our air mobility solutions and aerial media solutions, we typically require a portion of payments upfront and the remaining amounts are contractually due ranging from three to six months. However, due to the
COVID-19
continuing impacts in 2020 and 2021, we faced delayed collection of our accounts receivable from some of our customers later than the due dates. If our major customers were to cease purchasing our products or services, cancel existing orders or fail to make payments to us in a timely fashion, our business and results of operations will be materially and adversely affected.

Our technology platform may not perform in line with customer specifications or expectations.
Our technology platform, consisting of our AAVs,
in-flight
operating systems and
on-the-ground
infrastructure, may not perform in line with customers’ expectations. For example, our AAVs may not be as easy to operate or maintain as customers expect. In addition, certain orders and pre-orders
of our passenger-grade AAVs are conditioned on their meeting defined technical specifications (such as a specified cruising speed, operational range and payload capacity) according to agreed-upon delivery timetables. See “Item 4. Information on the Company—B. Business Overview—Our AAV Commercial Solutions” for further details. Future customers may also require performance specifications that we are unable to deliver. Some of these target specifications, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.
Our technology platform may contain design or manufacturing defects that result in unsatisfactory performance or require repair. Our technology platform uses a substantial amount of algorithms and software to operate. Software products are inherently complex and often contain defects and errors, especially when first introduced. While we have performed extensive internal testing on our AAV software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our technology platform. There can be no assurance that we will be able to detect and fix any defects in our technology platform before we, the VIE and its subsidiaries sell products and services to customers.
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

We may continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We, the VIE and its subsidiaries may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we, the VIE and its subsidiaries will be able to conclusively refute each of the allegations within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.
We have been named as a defendant in a consolidated class action lawsuit which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.
We are defending against a consolidated class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” While we intend to defend against this lawsuit vigorously, we are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this lawsuit, including any plaintiff’s appeal of the judgment, could have a material adverse effect on our business, financial condition, operating results, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from this matter. The litigation process may require us to use a significant portion of our cash resources, divert our management’s attention from the day-to-day
operations of our company, and dissuade potential customers from using our services, which could harm our business. We, the VIE or its subsidiaries also may be subject to claims for indemnification related to this matter, and we, the VIE or its subsidiaries cannot predict the impact that indemnification claims may have on our business or financial results. We, the VIE or its subsidiaries may need to settle this litigation on terms that are unfavorable to us, or we, the VIE or its subsidiaries may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us, the VIE or its subsidiaries to cease some or all of our operations or pay substantial amounts to the other party. We, the VIE or its subsidiaries also may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable a final outcome will be obtained.
We are a relatively young company with a short operating history, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.
We, the VIE and its subsidiaries have been providing AAV commercial solutions since 2014. Although we have experienced growth, our historical performance may not be indicative of our future performance due to our limited operating history. We are currently commercializing our AAVs and air mobility solutions, and have a short history of accepting orders for our AAVs and delivering them to customers for testing, training and demonstration purposes. There is only a limited historical basis for making judgments on the demand for our products and services or our ability to produce and deliver AAVs and air mobility solutions, or to become profitable in the future.
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
As our business grows, we, the VIE or its subsidiaries may adjust our product and service offerings. These adjustments may not bring about expected results and may instead have a material and adverse impact on our financial condition and results of operations. For example, we and the VIE historically manufactured and sold consumer drones while we and the VIE were developing our passenger-grade AAVs and AAV commercial solutions. Our consumer drone business was not successful. We and the VIE gradually phased out this business to focus on more innovative products and services. Our revenue structure may continue to evolve in response to market demand. In particular, we expect the relative revenue contribution from air mobility solutions to increase and that from aerial media solutions to decrease in the foreseeable future. Our growth is dependent on the development of such new products and services. We may not accurately identify market needs before we invest in the development of a new product or a new service. In addition, we might face difficulties or delays in the development process, which may result in losses in our market share and competitive advantages.
In pursuit of our growth strategy, we, the VIE or its subsidiaries may enter into new strategic relationships to further penetrate our targeted markets. For example, we cooperated with local partners for developing UAM businesses and received pre-orders
for our passenger-grade AAVs from partners in Japan, Indonesia, Malaysia, etc. Should these relationships fail to materialize and develop into demand or orders for our products and services, or should we fail to work effectively with these companies, we may lose opportunities to generate sales growth and our business, results of operations and financial condition could be adversely affected.
Our AAVs and AAV commercial solutions are subject to safety standards, and the failure to satisfy such mandated safety standards or failure to design, manufacture and operate safe and high-performance AAVs and related operating systems and infrastructure would have a material adverse effect on our business and operating results.
Sales of our AAVs, including our passenger-grade AAVs and
non-passenger-grade
AAVs, must comply with applicable standards in the market where they are sold, including standards on design, manufacturing and operation. In China, for example, certain components of our AAVs must pass various tests and undergo a certification process and be affixed with a China Compulsory Certificate, or CCC, before they can be installed on our AAVs. We cannot assure you that we have obtained the CCC for all the components of our AAVs that are listed in the CCC Product Catalogue. Failure to install components with a CCC may prevent us from selling the affected products and negatively affect our manufacturing and sales of AAVs. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation” for further details. In the United States, the FAA oversees the safety of aircraft operations in the national airspace system and has the authority to grant airworthiness certificates and related exemptions to unmanned aircraft systems. If we fail to have our AAVs satisfy applicable aerial vehicle standards in any jurisdiction where we operate, our business and operating results would be adversely affected. To achieve a high level of safety assurance, we have also established our own AAV safety standards. While we are committed to producing safe and high-quality products, there can be no assurance that our safety technology will be effective in preventing incidents related to product safety, such as accidents involving our AAVs. Failure to ensure the safe operation of our AAVs will affect our reputation and the sales of our AAVs, which will ultimately adversely affect our business operation and financial results.
We have incurred, and in the future may continue to incur, net losses.
We have incurred net losses in the past. In 2019, 2020 and 2021, we had net losses of RMB48.0 million, RMB92.0 million and RMB313.9 million (US$49.3 million), respectively, and we had net operating cash outflows of RMB55.5 million, RMB151.7 million, and RMB121.6 million (US$19.1 million), respectively. We expect our costs to increase in future periods as we continue to expand our business and operations. We also expect to incur substantial costs and expenses as a result of being a public company.

We cannot assure you that we will be able to generate net profits or positive operating cash flows in the future. Our ability to achieve profitability depends in large part on, among other factors, our ability to increase orders and sales of our AAVs, AAV commercial solutions and services, achieve economies of scale, establish effective pricing strategies, effectively navigate the regulatory environments in different jurisdictions, and increase operational efficiency. If we are unable to generate adequate revenues or effectively manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.
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
We depend on our and the VIE’s integrated
in-flight
operating systems and
on-the-ground
infrastructure to operate our products and services. Any material disruption to or slowdown of our operating systems or infrastructure could cause our AAVs to malfunction or result in outages or delays in our services, which could harm our brand and adversely affect our operating results.
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
An accident involving an AAV provided by us or another manufacturer could cause regulatory agencies around the world to tighten restrictions on the use of AAVs, particularly over-populated areas, and could cause the public to lose confidence in our products and AAVs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We, the VIE or its subsidiaries could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high-profile accident occur resulting in substantial casualty or damages, either involving our AAVs or products offered by other companies, public confidence in and regulatory attitudes toward AAVs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.
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
We delivered five, seven and two passenger-grade AAVs abroad in 2019, 2020 and 2021, respectively. We have entered into sales contracts with customers outside China. In 2019, we also entered into an agreement to establish a command-and-control
center in Azerbaijan. In 2020, we delivered our passenger-grade AAVs to customers in Canada, Mexico, Japan, Korea, etc. In 2021, we delivered our passenger-grade AAVs to customers in Korea and Indonesia. As international expansion is one of our core strategies, we expect our international sales to increase in the future. In markets outside China, we generally have less experience in marketing, selling and deploying our AAVs. International expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. International sales and operations are subject to risks such as:

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
Currently we do not rely on any third-party distributors for sales, marketing and distribution activities relating to our AAVs. However, some of our business partners may act as third-party distributors that sell, market and distribute our AAVs to their customers in the future. Accordingly, we may be subject to a number of risks associated with third-party distributors, including a lack of day-to-day
control over the activities of third-party distributors selling or using our products and solutions; third-party distributors may terminate their arrangements with us on limited or no notice, or may change the terms of these arrangements in a manner that is unfavorable to us for reasons outside of our control; and any disagreements with our third-party distributors could lead to costly and time-consuming litigation or arbitration. If we fail to establish and maintain satisfactory relationships with our third-party distributors, we may not be able to sell, market and distribute our AAVs according to our internal budget and plans, our future revenues and market share may not grow at a pace that we expect, and we could be subject to increases in sales and marketing and other costs which would harm our results of operations and financial condition.
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
Our business could be significantly affected by public health epidemics that may hit China and/or other countries where we sell our products, such as the outbreak of coronavirus, avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. For example, the severity of the current
COVID-19
pandemic resulted in lock-downs, travel restrictions and quarantines imposed by governments across the world and materially affected general commercial activities on a global scale. In 2021, we experienced delayed fulfillments from suppliers as well as reduced demand for our AAVs from the tourism sector, which suffered disproportionately from the pandemic.
The majority of our revenue generated from sales of passenger-grade AAVs are from a limited number of customers that mainly operate our AAVs in tourism locations in China, rather than in broad, mainstream commercial operations. Therefore, in 2020 and 2021, we faced delayed collection of our accounts receivable from some of our customers later than the due dates. A
COVID-19
outbreak may result in these customers ceasing purchases, canceling or reducing orders for our products or services, or failing to make payments owed to us in a timely manner or at all, which may materially and adversely impact our business and result of operations. The
COVID-19
pandemic has caused, and is expected to cause in the near future, an economic downturn in many countries. Such general economic slowdown may reduce the demand for our products and services. In the international market, the pandemic has continued to significantly affect many parts of the world, including Asia, Europe and North America, where many of our customers and business partners are located. Any future outbreak of a contagious disease, and other adverse public health developments may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.
We could be adversely affected by security-related concerns of the United States and other countries against Chinese companies and products and political tensions between the United States and China.
Due to security-related concerns, U.S. government actions targeting exports of certain technologies to China are becoming more pervasive. The U.S. government has in the past issued export restrictions that effectively banned U.S. companies from selling products to ZTE Corporation, and in May 2019 imposed a similar ban on sales of all products to Huawei. In 2018, the U.S. adopted new laws designed to address concerns about the export of emerging and foundational technologies to China. In addition, in May 2019, former U.S. President Donald J. Trump issued an executive order that invoked national emergency economic powers to implement a framework to regulate the acquisition or transfer of information communications technology in transactions that imposed undue national security risks. These actions could lead to additional restrictions on the export of products that include or enable technologies on which we rely. Such restrictions imposed by the United States or any other countries may make it more difficult for us to procure or license technological products from these countries, or affect the ability of our PRC suppliers to manufacture and provide us with advanced components, which may increase our costs, impair our products’ competitiveness, and have a material adverse effect on our business.
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
In addition, political tensions between the United States and China have escalated due to, among other things, the
COVID-19
outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States.

We and the VIE may need to defend ourselves against claims of intellectual property infringement, which may be time-consuming and costly.
Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our AAVs, AAV operating systems and infrastructure or their components, which could make it more difficult for us to operate our business. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights by us and the VIE or otherwise assert their rights against us and the VIE. Moreover, our and the VIE’s applications and uses of trademarks relating to our and the VIE’s design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. We or the VIE may also fail to apply for key trademarks in a timely manner. For example, we and the VIE discovered some precedent registrations by several other Chinese companies of the trademark “
” (the Chinese characters for our brand, “EHang”) for vehicles and bicycles, which fall into the same class of products as remote aerial vehicles and aerospace transportation. Although we and the VIE received a favorable judgement in a proceeding relating to such precedent registrations, we or the VIE may continue to face intellectual property infringement claims in the future.
If we or the VIE are determined to have infringed upon a third party’s intellectual property rights, we or the VIE may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or using AAVs or offering goods or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our, the VIE or its subsidiaries’ AAVs, AAV operating systems and infrastructure, components or services; or

•	establish and maintain alternative branding for our, the VIE or its subsidiaries’ products and services.
In the event of a successful claim of infringement against us or the VIE and our or the VIE’s failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, even if frivolous, could result in substantial costs, negative publicity and diversion of resources and management attention.
Our or the VIE’s intellectual property rights may not protect us effectively.
As of March 31, 2022, we and the VIE together had 215 issued patents, 120 pending patent applications in China, 369 registered trademarks, and 24 registered copyrights in China in relation to our and the VIE’s technologies.
We cannot assure you that our or the VIE’s pending patent applications will be granted. Even if our or the VIE’s applications are successful, patents may be contested, circumvented or invalidated in the future.

In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our or the VIE’s patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours or the VIE’s. It is also possible that the intellectual property rights of others could bar us or the VIE from licensing and exploiting any patents that are issued from our or the VIE’s pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we and the VIE have developed and are developing our technologies. These patents and patent applications might have priority over our or the VIE’s patent applications and could subject our or the VIE’s patent applications to invalidation. Finally, in addition to those who may claim priority, any of our or the VIE’s existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
Implementation and enforcement of PRC laws on intellectual property rights have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technologies is difficult and expensive. We and the VIE rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our and the VIE’s intellectual property rights. Despite our efforts to protect our and the VIE’s proprietary rights, third parties may attempt to copy or otherwise obtain and use our or the VIE’s intellectual property or seek court declarations that they do not infringe upon our or the VIE’s intellectual property rights. Any unauthorized use of our or the VIE’s intellectual property by third parties may adversely affect our current and future revenues and our reputation. Monitoring unauthorized use of our and the VIE’s intellectual property is difficult and costly, and we cannot assure you that the steps we or the VIE have taken or will take will prevent misappropriation of our and the VIE’s intellectual property. From time to time, we or the VIE may have to resort to litigation to enforce our and the VIE’s intellectual property rights, which could result in substantial costs and diversion of our resources.
Failure to safeguard personal information could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
Through our AAVs, EHang Pro app and
command-and-control
systems, we log information about each AAV’s use, such as charge time, battery usage, mileage and location information, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the flying experience. Images and videos captured by cameras attached to our AAVs are stored on our servers, servers of third-party cloud storage providers or other servers designated by our customers. We, therefore, process, including but not limited to collect, store, process, use, transfer, provide, disclose and delete, personal data from our users in order to better understand our users and their needs for the purpose of our content feeds recommendation. Possession and use of our users’ flying behavior and data in conducting our business may subject us to legislative and regulatory oversight in China and other jurisdictions, such as the European Union and the United States. For example, in January 2018, the European Union promulgated the General Data Protection Regulation to further protect fundamental rights in privacy and personal information so that members of the general public have more control over their personal information. Regulations in relevant jurisdictions may require us to obtain user consent for the collection of personal information, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident.
Concerns or claims about our practices with regard to the processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. The PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC, the Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the processing of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers are subject to various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. For example, on June 10, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, effective from September 1, 2021. The Data Security Law provides that data processing activities that affects or may affect national security shall be subject to a data security review procedure. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated Opinions on Strictly Cracking Down on Illegal Securities Activities, which called for a heightened scrutiny over overseas-listed China-based companies of their compliance with the laws and regulations regarding data security, cross-border data flow and management of confidential information, and such laws and regulations are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process. We may need to adjust our business to comply with data security requirements and other laws and regulations from time to time.

On August 20, 2021, the SCNPC promulgated the
Personal Information Protection Law of the People’s Republic of China
, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.
On November 14, 2021, the CAC publicly solicited opinions
the Administration Regulations on Cyber Data Security (Draft for Comments)
. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, stipulate that data processors processing personal information of more than one million users shall be subject to the various requirements that apply to important data processors, including but not limited to: (a) important data processors shall specify the person in charge of data security and establish a data security management organization; (b) important data processors shall file with competent authorities within 15 working days after the identification of important data; (c) important data processors shall develop a data security training program for its employees; (d) important data processors shall carry out annual data security assessment and file such report with competent authorities annually. Uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. We cannot assure you that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us. At this stage, we are unable to predict the possible consequences of these drafts, if any, and we are monitoring and assessing the rulemaking process closely. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.
On December 31, 2021, the CAC, together with other regulatory authorities, published
Administrative Provisions on Algorithm Recommendation for Internet Information Services
, or, Administrative Provisions on Algorithm Recommendation, effective on March 1, 2022. Pursuant to the Administrative Provisions on Algorithm Recommendation, users should be given an option to easily turn off algorithm recommendation services, and service providers shall, among others, establish and improve the management systems and technical measures for algorithm driven recommendation mechanism and regularly review, evaluate and verify the principle, models, data and application results of algorithms. The Company will closely monitor the regulatory development and adjust its business operation from time to time to comply with the regulations over algorithm.
Pursuant to the National Security Law issued by SCNPC on July 1, 2015, the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China. On December 28, 2021, the CAC together with other regulatory authorities officially announced the Cybersecurity Review Measures, which is consistent with the Cybersecurity Review Measures (Revision Draft for Comment) announced by the CAC on July 10, 2021. Pursuant to the Cybersecurity Review Measures, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affects or may affect national security shall be subject to cybersecurity review. Network platform operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when abroad. On July 30, 2021, the State Council promulgated the R egulations on Security Protection of Critical Information Infrastructure
, or the CIIO Regulations, which became effective on September 1, 2021. Pursuant to the CII Regulations, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services,
e-government
affairs, science and technology industry for national defense and other industries and sectors that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs. As of the filing of this annual report on Form 20-F, no detailed rules or interpretations have been issued and we have not been informed as a CIIO by any governmental authorities. Furthermore, the exact scope of CIIOs, under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law. If we are identified as CIIO, we will be subject to stricter requirements on business operations and cybersecurity compliance, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services, and if a cybersecurity review is applicable, we may be required to suspend providing any existing or new services to our users, and we may experience other disruptions of our operations.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulations on data protection and conducted several rounds of relevant inspections. We have not been informed by the CAC of any further requirements of rectification. As laws and regulations in China on the protection of privacy and data are constantly evolving, complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.
Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. Any failure on our part to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, collection, transfer, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing users from using our platform or result in investigations, fines, suspension of our app, or other penalties by government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. In addition, the interpretation and application of the aforementioned laws and regulations are often uncertain and in flux. Our practice may become inconsistent with these laws and regulations.
Our platform and internal systems depend on the ability of software and hardware developed and maintained internally and/or by third parties to store, retrieve, process and manage immense amounts of data, including personal information or other privacy-related matters. The software and hardware on which we rely may now or in the future contain, undetected programming errors, bugs, or vulnerabilities which may result in errors or compromise our ability to protect the data of our users and in turn adversely affect our business, financial condition and operation results. Any systems failure or compromise of security that results in the unauthorized access to or release of the data, photo or messaging history of our users could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation against us, liquidation and other damages, regulatory investigations and penalties, and we could be subject to material liability. Additionally, we connect our platform with software development kit provided by third parties who may also process users’ data. The integrity of our user data also depends on their ability to secure and protect the data they process. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of services we offer and as we increase the size of our user base.
We may also become subject to laws and regulations affecting data protection, data privacy and/or information security in other jurisdictions by virtue of having users who reside in these jurisdictions, even if we do not have a physical presence there. Many jurisdictions have in the past adopted, and may in the future adopt, new laws and regulations, or amendments to existing laws and regulations, affecting data protection, data privacy and/or information security, such as the General Data Protection Regulation, or the GDPR, adopted by the European Union that became fully effective on May 25, 2018. The interpretation and application of these laws or regulations are often uncertain and in flux. We cannot guarantee you that our practice is consistent with these laws and regulations and our practice may become inconsistent with these laws and regulations, if so, we could be subject to fines and orders requiring that we change our practices, which could have an adverse effect on our business and results of operations. Complying with new data laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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
We will need significant capital to, among other things, conduct research and development, expand our manufacturing capacity, roll out new products and solutions and provide commercial services. We may also need significant capital to maintain our existing property and equipment. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.
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
We have entered into strategic alliances with various business partners including FACC and
DHL-Sinotrans,
and may in the future enter into joint research and development agreements or co-branding
agreements with third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance
by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.
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
We, the VIE and its subsidiaries have limited insurance coverage, which could subject us to significant costs and business disruption.
We, the VIE and its subsidiaries have limited liability insurance coverage for our products and business operations. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful liability claim against us, the VIE or its subsidiaries due to injuries or damages suffered by our users could materially and adversely affect our financial condition, results of operations and reputation. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption could result in substantial cost to us and diversion of our resources. Furthermore, China, the United States or any other jurisdiction relevant to our business may impose requirements for maintaining certain minimum liability or other insurance relating to the operation of AAVs. Such insurance policies could be costly, which would reduce the demand for our AAVs. Alternatively, certain insurance products that would be desirable to AAV operators may not be commercially available, which would increase the risks of operating our AAVs and also reduce the demand for them.
The bankruptcy proceedings of our former subsidiaries could subject us to adverse consequences.
Two of our former subsidiaries, one in the United States and one in Germany, were established as regional sales offices for our consumer drone business in September 2014 and February 2016, respectively. Due to intense competition in the consumer drone business at the time, we decided to exit the consumer drone markets in these two countries. Both of these entities filed for voluntary bankruptcy as part of the winding up process, and the U.S. entity was deconsolidated from our group in December 2017 and the German entity was deconsolidated from our group in October 2017. Based on the claims registers for these bankruptcy proceedings, these entities are subject to various creditors’ claims, which include employment litigation, lease, tax and insurance claims. The claims related to the bankruptcy proceedings for the U.S. entity have been settled and the bankruptcy proceedings for the German entity are ongoing. As these entities were deconsolidated since 2017 and are limited liability companies, we have no direct liability for these claims.
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
Our and the VIE’s leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business.
We and the VIE lease all the premises used in our operations from third parties. We and the VIE require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our and the VIE’s landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected.
Moreover, certain lessors have not provided us and the VIE with valid ownership certificates or authorization of sublease for our and the VIE leased properties. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such properties were built illegally or failed to pass the inspection or other reasons, such lease contracts may be recognized as void and as a result, we and the VIE may be required to vacate the relevant properties. In addition, if our and the VIE’s lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our and the VIE’s leases could be invalidated. If this occurs, we and the VIE may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us and the VIE, or we and the VIE may be required to vacate the relevant properties if the terms of the new leases are not reached. Furthermore, one lease the VIE has been using for research and development, production and office purposes had expired, and the VIE is in the process of negotiating renewal with the lessor. We and the VIE may enter into new lease contracts with the lessors, and the terms of the new leases may be less favorable to us and the VIE, or we and the VIE may be required to vacate the relevant properties if the terms of the new leases are not reached.
Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We and the VIE have not registered certain of our lease agreements with the relevant government authorities. Failure to complete these required registrations may expose our and the VIE’s landlords, lessors, us and the VIE to potential monetary fines.
We have granted, and may continue to grant, restricted share units and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted the 2015 Share Incentive Plan, or the 2015 Plan, and the 2019 Share Incentive Plan, or the 2019 Plan (collectively, the “Plans”), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with U.S. GAAP. Under the Plans, we are authorized to grant restricted share units and other types of awards. Under the 2015 Plan and 2019 Plan, the maximum number of ordinary shares that may be issued pursuant to all awards is 8,867,053 and initially 5,455,346 (which was subsequently increased to 6,440,855), respectively. As of March 31, 2022, 3,920,370 restricted share units and 53,737 share options had been granted and were outstanding under the Plans. As of December 31, 2021, our unrecognized share-based compensation expenses relating to unvested awards, amounted to RMB251.1 million (US$39.4 million).

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
In preparing our consolidated financial statements as of and for the years ended December 31, 2021 included in this annual report, we and our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, identified three material weaknesses in our internal control over financial reporting as of December 31, 2021.
As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to our (i) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements, (ii) lack of sufficient controls for properly tracking the shipping records of the AAVs, and (iii) lack of monitoring of the collection of accounts receivable on a timely basis.
We implemented the following measures to improve our internal control over financial reporting to address the identified material weaknesses respectively:

•
For our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements, we (i) hired additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience; (ii) provided continuous and appropriate training to the accounting and financial reporting personnel, especially the training related to US GAAP, and SEC rules and regulations; (iii) developed a set of accounting policies, which document the current US GAAP accounting standards and technical accounting guidance that are applicable to our business; and (iv) formalized a period-end closing process to prepare financial statements and related disclosures in compliance with US GAAP and SEC financial reporting requirements.

•
For our lack of sufficient controls for properly tracking the shipping records of the AAVs, we replaced the logistics service provider with a reputable vendor and implemented a number of controls for recording and tracking the shipping records of AAVs accurately and timely.

•
For our lack of monitoring of the collection of accounts receivable on a timely basis, we strengthened finance department’s monitoring control over the collection of accounts receivable through quarterly assessment with sales department.

However, the implementation of the foregoing measures did not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that the material weaknesses have been fully remedied. Our failure to remediate the material weaknesses or our failure to discover and address any other control deficiencies could result in misstatements in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
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
We are a Cayman Islands company and our PRC subsidiaries are currently considered to be foreign-invested enterprises. In December 2014, we incorporated EHang in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. In the same month, we established Ehfly Technology Limited, or Ehfly Technology, in Hong Kong, which subsequently became our wholly-owned subsidiary. In October 2015, we established EHang Intelligent, our WFOE, wholly owned by Ehfly Technology. In January 2016, we obtained control over EHang GZ through our WFOE by entering into a series of contractual arrangements with EHang GZ, the VIE, and its shareholders, which enable us to (i) exercise effective control over EHang GZ, (ii) receive economic benefits from the VIE that potentially could be significant to the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in EHang GZ, when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.
Our PRC legal counsel, AllBright Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that (i) the ownership structure of our WFOE, the VIE and its subsidiaries are in compliance with applicable PRC laws or regulations, and (ii) such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement from their respective effective dates to the date of this annual report, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.
If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOE and the VIE;

•	imposing fines, confiscating the income from our WFOE or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE;

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
The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to exert effective control over or consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.
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
The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which became effective on January 1, 2022, our principal business does not fall into the “restricted” or “prohibited” categories. However, we cannot assure you that the “negative list” will not be updated in the future in any way adverse to our business. In the event that the VIE and its subsidiaries through which we operate our business are not treated as domestic investment and our operations carried out through such VIE and its subsidiaries are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.
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

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
The VIE and its subsidiaries contributed 25.0%, 19.6% and 0.4% of our consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively. We have relied on and expect to continue to rely on contractual arrangements with our WFOE, the VIE and its shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, our WFOE, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of the VIE, we would be able to exercise our rights as shareholders to effect changes in the directors and senior management of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its respective shareholders of their obligations under the contracts to exercise control over the VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitrations, litigations and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.
Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
EHang Intelligent has entered into a series of contractual arrangements with the VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, the effectiveness of which may not be enforceable under PRC laws. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.
All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of the VIE include Mr. Weixian Xia and Mr. Shuai Feng, each a senior employee of our company. Conflicts of interest may arise from them in their roles as directors, officers and beneficial owners of our company and as shareholders of our consolidated affiliated entity. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. The shareholders of the VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE, and such rights were reassigned to us in February 2019. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIE, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with its shareholders. For example, in the event that any of the shareholders of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. In addition, a judicial freeze was placed on the equity interests of the VIE in connection with an arbitration filed by a third party against Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, who was also a former shareholder of the VIE. The arbitration arose from a financial dispute between the third party and Mr. Huazhi Hu, and was unrelated to our company. The third party did not have any claim against the VIE. The VIE was involved in the arbitration only because the third party regarded equity interests of the VIE as potential assets of shareholders of the VIE. The parties to the arbitration have reached a settlement. In March 2021, the third party filed a petition with the court and the judicial freeze on the VIE’s equity interests had been released. In addition to the aforementioned arbitration, in October 2020, the VIE paid a guarantee deposit to a court in Guangzhou, China to lift the judicial freeze. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” If any of the equity interests of the VIE is similarly claimed by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredicted costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.
Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE and its subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine the contractual arrangements among EHang Intelligent, EHang GZ and shareholders of EHang GZ were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.
We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
As part of our contractual arrangements with the VIE, the VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and IP rights, operating licenses, intangible assets and fixed assets. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Risks Relating to Doing Business in China
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business in China primarily through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the of rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.
A substantial majority of our revenues are expected to be derived in China in the near future and most of our operations, including most of our manufacturing, are conducted in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
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
From time to time, we, the VIE or its subsidiaries may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we, the VIE or its subsidiaries enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we, the VIE or its subsidiaries may not always be aware of any potential violation of these policies and rules until sometime after the violation. Such uncertainties, including unpredictability towards the scope and effect of our, the VIE or its subsidiaries’ contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.
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
Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations.
The National People’s Congress approved the PRC Foreign Investment Law, or the Foreign Investment Law, on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations on December 12, 2019, effective from January 1, 2020, to replace prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our future issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC’s approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Measures, for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these drafts prescribe that the domestic enterprises should submit filing documents to the CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on
offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.
On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. According to a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.
If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.
Our ADSs will be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Market of issuers included on the SEC’s list for three consecutive years.
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

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the
“over-the-counter”
trading market in the U.S. Accordingly, under the current law this could happen in 2024. On March 24, 2021, the SEC announced that it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. Under the new requirements, certain companies must establish that they are not owned or controlled by a foreign government entity and disclose any foreign government influence. These interim final amendments will apply to registrants that (i) the SEC identifies as having filed an annual report on Forms
10-K,
20-F,
40-F,
or
N-CSR
with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction where (ii) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. The interim final amendments define such registrants as “Commission-Identified Issuers” (CIIs). The interim final amendments will also apply to “Commission-Identified Foreign Issuers” (CIFIs), a subset of CIIs who are foreign issuers (as defined under the Exchange Act). CIFIs are subject to additional disclosure requirements under the HFCA Act. The SEC will implement a process to identify which registrants and is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. The SEC is also assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.” On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosures in the HFCA Act, or the Final Amendments. The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.
On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The report, issued under Rule 6100, lists dozens of accounting firms based in mainland China and Hong Kong subject to the determinations, including our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP. Under Rule 6100, the Board will reassess its determinations at least annually. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form
20-F.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we will be delisted from the Nasdaq Global Market and our ADSs will not be permitted for trading
“over-the-counter”
either. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCA Act, thus reducing the time period before their securities may be delisted or prohibited from trading. Such a delisting or prohibition of trading would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting or prohibition of trading would have a negative impact on the price of our ADSs. Also, such a delisting or prohibition of trading would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.
If our ADS are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter market in the U.S. there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.
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

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have not fully paid the social insurance payment and housing provident funds for all of our employees as required by applicable PRC regulations. In addition, we have made social insurance payments and contribute to the housing provident funds for some of our employees through the third-party agents, which should be paid by us directly under the applicable PRC regulations We may be required to make up the contributions for our employees, and may be further subjected to late fees payment and administrative fines, resulting in financial condition and results of operations to be adversely affected.
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
Our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiaries, the VIE and its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our PRC subsidiaries, the VIE and its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of our PRC subsidiaries, the VIE and its subsidiaries.
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
The PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements including overseas direct investments. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. For example, if a person (i) uses Renminbi to pay amounts due that should be settled in a foreign currency or (ii) makes payments in Renminbi on behalf of a third party in exchange for repayments in a foreign currency, such person may be subject to a fine of not more than 30% of the illegal payment. In severe cases, the fine could be increased to 100% of the illegal payment. If any of our shareholders or affiliates to whom SAFE regulations are applicable violates any of the foreign exchange policies, it may be subject to penalties from the relevant PRC authorities. Historically, certain minority shareholders invested in our company through payments in Renminbi to the VIE in lieu of payments in U.S. dollars outside of the PRC. In an uncertain event that we are deemed to have participated in our shareholders’ actions that are not in compliance with the relevant foreign exchange policies by the PRC regulatory authorities, we could be subject to restrictions on our ability to convert foreign currencies into Renminbi or vice versa, as well as monetary penalties. If the PRC foreign exchange control system prevents us from converting foreign currencies into Renminbi or vice versa, our ability to obtain sufficient foreign currencies to satisfy our foreign currency demands may be materially and adversely affected. For example, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and we may also encounter difficulties in remitting proceeds from our overseas financings and our revenue from the transactions with our overseas customers.
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
Each of EHang Intelligent and EHang GZ is currently qualified as a high and new technology enterprise, or HNTE, and as such is eligible for a 15% preferential tax rate, which will expire in December 2023 and December 2022, respectively. The qualification of HNTE for EHang Egret has expired in November 2021. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.
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
We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for
Non-Resident
Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident
enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2021, our PRC subsidiaries and the VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest
all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China.
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
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared with those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. These statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years.
Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. As part of our continued efforts to ensure accuracy and high quality of our financial reporting, our audit committee is fully aware of the lack of PCAOB inspection issue and periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status.
Proceedings instituted by the SEC against “big four”
PRC-based
accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
Starting in 2011 “big four” PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
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
Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to ten votes per share, while holders of Class A ordinary shares are entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by their holder or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our founder, Mr. Huazhi Hu, or an affiliate controlled by our founder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.
As of March 31, 2022, Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constituted approximately 35.0% of our total issued and outstanding share capital and 84.3% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2022. See “Item 6. Directors, Senior Management and Employees—E. Principal Shareholders.”
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
In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual- or multi-class capital structures to be included in certain of their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together comprise the S&P Composite 1500. Under the announced policies, our dual-class share structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our shares. These policies are new, and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from these indices, but it is possible that they may depress these valuations or depress our trading volume compared to those of other similar companies that are included in these indices.

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
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events, such as a rights offering, or “for record date or processing purposes” in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
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
If we are a passive foreign investment company, or PFIC, for any taxable year, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.
A
non-U.S.
corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a
non-U.S.
corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements.
Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of our ADSs, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by our business plans including how quickly we use our cash and other liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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

Item 4. Information on the Company
A.
History and Development of the Company
In December 2014, we incorporated EHang in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing. In the same month, we established Ehfly Technology Limited, or Ehfly Technology.
From 2015 to 2021, we and EHang GZ, or the VIE, established the following entities to engage in the business of AAV manufacturing and sales and the provision of AAV commercial solutions and related services:

•
In October 2015, Ehfly Technology established a wholly-owned subsidiary in China, EHang Intelligent, our WFOE. EHang Intelligent is engaged in the research, development, manufacture and sale of AAVs, and the research and development of software, communication technology and AAV technologies related to air mobility and intelligent aviation.

•
In January 2016, we obtained control over EHang GZ through EHang Intelligent by entering into a series of contractual arrangements with EHang GZ and its shareholders. EHang GZ is primarily engaged in the research, development, manufacture and sale of AAVs, and the research and development of AAV operating systems and infrastructure.

•	In July 2016, EHang GZ established EHang Egret, to provide aerial media solutions and related services.

•	In March 2018, EHang Intelligent established Xi’an EHang Tianyu Intelligent Technology Co., Ltd., to provide aerial logistics solutions and related services.

•	In June 2020, EHang Intelligent, jointly with two other parties, established EHang Yunfu to manufacture mainly passenger-grade AAVs.

•	In March 2021, EHang GZ established Guangdong EHang General Aviation Co., Ltd., to provide operational flight services with AAVs.
Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability to our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Dividend Distribution.” As a result of our contractual arrangements with the VIE and its shareholders, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
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
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42 nd
Street, 18
th
Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website
www.ehang.com
. The information on our website should not be deemed a part of this annual report.
B.
Business Overview
We are an autonomous aerial vehicle technology platform company, positioning to be an urban air mobility platform operator. We are pioneering the future of transportation through our proprietarily developed AAVs, related commercial solutions and services. We believe we are the first in the world to launch passenger-grade AAVs, setting a new milestone in AAV technologies and the UAM market. Our mission is to make safe, autonomous and eco-friendly
air mobility accessible to everyone. We believe our technologies and products have the potential to benefit the society and communities by enabling a safe, clean and efficient mode of air transportation.
In today’s increasingly populated and interconnected world, traditional modes of urban transportation continue to contribute to congestion and pollution, and they are largely confined to land-based infrastructure. Mobility for the future requires a revolutionary solution. While the sky above has always been a possibility, we brought a safe, eco-friendly,
cost-effective,
easy-to-use
and efficient air mobility solution one step closer to reality when we unveiled our first passenger-grade AAV in 2016. Our AAVs require minimal space for vertical take-off
and landing, enabling urban travel to expand to the three-dimensional space. Our AAV technologies have the potential to reduce road traffic and associated congestion by taking transportation to the skies while utilizing electric power to reduce pollution. We believe AAV technologies will transform the future of transportation, improving lives and creating new industries.
We, the VIE and its subsidiaries design, develop, manufacture, sell and operate AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

Passenger Transportation	Logistics
Smart City Management	Aerial Media Solutions
We are the first mover in AAV technologies and solutions. In January 2016, we unveiled the electric passenger-grade AAV, EHang 184, a single-seat model, at CES. In March 2018, we delivered a unit of our dual-seat EHang 216 to a customer for testing, training and demonstration purposes. This was our first delivery of a passenger-grade AAV. In addition, we and the VIE have developed a number of non-passenger-grade
AAV models suitable for a variety of industrial and commercial applications.

Unlike manually controlled UAVs, our intelligent AAVs can fly and operate autonomously from take-off
to landing in
pre-determined
flight routes. Our and the VIE’s proprietary
in-flight
operating systems and
on-the-ground
infrastructure enable reliable and simultaneous management of a fleet of AAVs at scale. The operating systems installed on each AAV consist of an autopilot and flight control system, communication systems, a battery management system and a safety management system. Our on-the-ground
infrastructure consists primarily of centralized
command-and-control
systems, handheld and computer-based ground stations, vertiports and AAV charging equipment.
We strive to design safe, reliable and functional products. At our design and testing center, we have conducted a multitude of AAV flight tests, including climbing flight tests, high maneuverability tests, speed tests, night flying tests, as well as flight tests in harsh weather conditions. Our passenger-grade AAVs have conducted trial or demo flights in 11 countries across Asia, Europe and North America, predominantly in China. These trial or demo flights include a large number of passenger-carrying flights and flight tests in winds of up to 70 kilometers per hour, in fog with a visibility of approximately 50 meters, and at a flight altitude of 4,100 meters above sea level.
Driven by our strategic goal to be a UAM platform operator as well as government planning in sustainable air mobility and smart city management, we are currently expanding our UAM Pilot City Initiative and the 100 Air Mobility Routes Initiative. We and the VIE have established strategic partnerships with five city governments on UAM programs in China and Europe, including Guangzhou in China, Linz in Austria and Seville, Llíria and Zaragoza in Spain.
In addition, we have established partnerships with state-owned enterprises, such as Shenzhen Expressway and Guangzhou Development District Communications Investment Group, to jointly develop UAM and smart city programs in China. We expect to establish strategic partnerships with more city governments or state-owned enterprises in the future to expand our UAM network in China and globally.
Significant Market Opportunities.
The market opportunities created by our technologies are significant. According to Morgan Stanley Research, the global urban air mobility market is expected to reach US$1.0 trillion by 2040 and to reach US$9.0 trillion by 2050. To capture the significant growth potential in the AAV market, we strive to continue to innovate and expand the boundaries for air mobility.
Orders, Delivery and Financial Results.
As of December 31, 2021, we had cumulatively delivered 164 units of passenger-grade AAVs, mainly operated on a limited trial basis in tourism locations in China, for testing, training and demonstration purposes, and we and the VIE had also developed and delivered four command-and-control
centers or systems for smart city management.
The major source of our revenue is our core business, air mobility solutions. Since early 2019, we have continued deliveries of our passenger-grade AAVs in air mobility solutions. Despite the challenges posed by the
COVID-19
pandemic, we sold 30 units of passenger-grade AAVs in 2021.
As of March 31, 2022, we have unfulfilled
pre-orders
for over 1,000 units of our passenger-grade AAV products, including EHang 216 series and
VT-30,
on a cumulative basis.
Pre-orders
do not obligate the customers to purchase our AAVs unless certain conditions are satisfied. Fulfilment is expected to take several years and is conditional upon, among other things, achievement of performance milestones and receipt of regulatory approvals.
Our revenues increased by 47.8% from RMB121.8 million in 2019 to RMB180.1 million in 2020, and decreased by 68.5% to RMB56.8 million (US$8.9 million) in 2021. Our net loss increased by 91.8% from RMB48.0 million in 2019 to RMB92.0 million (US$14.1 million) in 2020, and further increased by 241.0% to RMB 313.9 million (US$49.3 million) in 2021. In 2021, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB48.2 million (US$7.6 million), RMB7.1 million (US$1.1 million) and RMB1.1 million (US$0.2 million), representing 84.8%, 12.6% and 1.9% of our total revenues, respectively. As of December 31, 2021, our accumulated deficit amounted to RMB1,122.2 million (US$176.1 million).

Regulatory Updates
In 2021, we and our local partners made significant progress in obtaining regulatory approvals to conduct trial or test AAV operations or flights in several jurisdictions, and the certification process of the EHang 216 AAV progressed well with the CAAC in China.

•
China.
In January 2021, the CAAC accepted our official submission of EHang 216 Type Certificate application, and established a Type Certification team in April 2021 to further advance the certification process of EHang 216 passenger-grade AAV. Expert members of the CAAC Type Certification team investigated and evaluated the design features, technical points, safety performance and other aspects of EHang 216, and conducted field trip to our Research and Development Center and test sites. In February 2022, the CAAC formally adopted the Special Conditions for EHang 216 Type Certification. We made critical contributions of our technological expertise and know-how.
The Special Conditions provided clear safety requirements for the certification of EHang 216, including flight performance, aircraft structures, design and constructions, propulsion systems, systems and equipment, data link, ground control station, etc. With specified requirements set out, we progressed to the compliance review phase and submitted to the CAAC the Project Specific Certification Plan and the Certification Plan with solid means of compliance. During the certification process, we, the VIE and our partners carried out operational trial flights under the CAAC’s guiding principles and in accordance with its compliance requirements. As of March 31, 2022, over 4,000 operational trial flights have been conducted with EHang 216 AAVs in practical scenarios of aerial sightseeing at selected 9 operation spots in cities such as Guangzhou, Hezhou, Shenzhen, Zhaoqing, Sanya under our 100 Air Mobility Routes Initiative in China.

•
Japan.
In June 2021, EHang 216 debuted in Japan with an unmanned and autonomous trial flight , as part of the “Leading the Revolution of Urban Air Mobility” event, organized by our local partner the Okayama Kurashiki Mizushima Aero & Space Industry Cluster Study Group, or MASC, and us at Kasaoka Air Station in Okayama Prefecture, Japan. In December 2021, we and MASC further conducted unmanned and autonomous flight demonstrations of EHang 216 successively at the Fukushima Robot Test Field in Fukushima and at Kasaoka Air Station in Okayama, Japan. These AAV flights were conducted with trial flight permits issued by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, or MLIT, to our local partner. EHang 216 was the first passenger-grade AAV granted permission for outdoor open airspace trial flights in Japan.

•
Estonia.
In September 2021, EHang 216 and Falcon logistics model completed Beyond Visual Line of Sight, or BVLOS, trial flights for airport transport and parcel delivery in Estonia under the European Union’s GOF 2.0 Integrated Urban Airspace Validation project. The Estonian Transport Administration issued a Special Permit to us for trial flights in designated Estonian airspace until the end of 2021. EHang 216 is the first kind of passenger-grade AAV to have conducted BVLOS trial flights in Estonian airspace.

•
Indonesia.
In November 2021, we and our local partner Prestige Aviation conducted a debut flight demonstration of EHang 216 for aerial sightseeing in Bali, Indonesia, with a Special Certificate of Airworthiness issued by the Directorate General of Civil Aviation from the Ministry of Transportation of the Republic of Indonesia.

•
Austria.
In December 2021, we received the Austria’s first aerial media permit from the Civil Aviation Authority of Austria. The permit allows us to operate commercial aerial media shows across all EU member states.

Our Business
Our business is built on our technology platform comprising our AAVs and AAV operating systems and infrastructure through which we provide AAV commercial solutions and services.
Our AAVs
Our AAVs consist of passenger-grade AAVs, and
non-passenger-grade
AAVs. Our passenger-grade AAV models include dual-seat EHang 216 and single-seat EHang 116, which are electronic models designed for short- to medium-range intra-city air transportation, and
VT-30,
which is an electric dual-seat model designed for long-range inter-city air transportation. Based on EHang 216 (standard model), we and the VIE further developed and launched EHang 216F (firefighting model) and EHang 216L (logistics model). Our non-passenger-grade
AAV models, including Falcon B, GD 2.0X and V100, are designed for a variety of commercial applications, such as aerial logistics, smart city management and aerial media solutions.
We strive to design safe, reliable and functional AAVs. We adopt aerodynamic designs in our AAV construction to reduce wind resistance, noise and to maximize safety. Our AAVs are constructed using carbon fiber, composite materials and aviation-grade aluminum alloy to ensure strength, safety and high-level performance. For our EHang 216 and EHang 116 passenger-grade AAV models, we adopt a full redundancy safety design with backups for all the key components and sub-systems,
as well as a distributed electric propulsion configuration with 16 independent motors and propellers coaxially mounted on eight arms. We have designed a modularized structure with an upper cabin for passengers and a lower compartment to house major components and sub-systems
to ensure structural safety and ease of customization for different applications. Our AAVs are connected to 4G or 5G telecommunication networks, which enables real-time monitoring, management and operations remotely through our on-the-ground
centralized
command-and-control
system or standalone handheld and computer-based ground stations to ensure flight safety.
Passenger-grade AAVs
We and the VIE have developed and released six models of passenger-grade AAVs, EHang 184, EHang 116, EHang 216, EHang 216F, EHang 216L and
VT-30.
In January 2016, we announced EHang 184, a single-seat electric passenger-grade AAV. In 2018, we announced EHang 216, our dual-seat passenger-grade AAV model, and EHang 116, our enhanced single-seat passenger-grade AAV model, which replaced the EHang 184. Our passenger-grade AAVs can also be customized for large-payload logistics and firefighting to meet market demand. For example, in September 2020, we unveiled EHang 216L, a version of EHang 216 that is specially designed for aerial logistics. In July 2020, we announced EHang 216F, a version of EHang 216 that is specially designed for high-rise firefighting. In May 2021, we unveiled
VT-30,
the first model of electric passenger-grade AAV in our product suite designed for long-range inter-city transportation.
The following table sets forth selected information about our passenger-grade AAVs:

	EHang 216	EHang 216F	EHang 216L

Delivery Status	As of December 31, 2021, we had cumulatively delivered 153 units to customers for testing, training and demonstration purposes, mainly operated on a limited trial basis in tourism locations in China. Currently we are working to obtain regulatory approvals in China.	As of December 31, 2021, we had cumulatively delivered five units to customers for testing, training and demonstration purposes. In July 2021, we completed a comprehensive
10-month
		technical examination on EHang 216F through 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China.	As of December 31, 2021, we had delivered five units to customers for testing, training and demonstration purposes.

Design	Dual seats, 16 independent motors and propellers over eight arms	16 independent motors and propellers over eight arms; a high-pressure nozzle, a laser aiming device, six fire extinguishing projectile launchers above the cabin; a firefighting foam tank below cabin	16 independent motors and propellers over eight arms, a cargo compartment

Applications	Aerial sightseeing, passenger transportation, aerial logistics, emergency transportation and others	High-rise firefighting	Aerial logistics, emergency medical service, and others

Specifications

Maximum speed	130 km/h	130 km/h	130 km/h

Cruising speed	100 km/h	100 km/h	100 km/h

Designed flight time with maximum payload	25 minutes	21 minutes	21 minutes

Designed flight distance with maximum payload	30 km	35 km	35 km

Maximum payload	220 kg	150 liters of firefighting foams and 6 fire extinguishing projectiles	250 kg

	EHang 216	EHang 216F	EHang 216L

Maximum altitude (above sea level)	3,000 meters	3,000 meters	3,000 meters

Time to full charge (standard charging)	≤ 120 minutes	< 120 minutes	< 120 minutes

VT-30
Delivery Status	As of December 31, 2021, we had not delivered any unit to customers.

Design	Streamlined fuselage with a combined lifting rudder surface at the tail; eight propellers on both sides; a pair of fixed wings; a propelling propeller at the rear, which are designed to achieve a maximum balance of hybrid lift and push.

Applications	Aerial sightseeing, passenger transportation, aerial logistics, emergency transportation and others

Specifications

Designed flight time	100 minutes

Designed flight distance	300 km

Each of our streamlined passenger-grade AAVs, except for EHang 216L, is equipped with a large panoramic windshield for wide vision. The interior design of our passenger-grade AAVs boasts simplicity, comfort and convenience. Passengers can select their destinations from several pre-programmed
options through an intuitive operating interface in front of their seats.

Passenger Cabin of EHang 216	Operating System Interface of EHang 216
Non-passenger-grade
AAVs
We offer small and
medium-sized
non-passenger-grade
AAVs, including Falcon B, GD 2.0X and V100. They are designed to operate below 1,000 meters above ground level, are capable of resisting unfavorable environmental conditions and fulfilling a variety of commercial missions. We and the VIE are also developing large non-passenger
grade AAVs with fixed wings, such as EH580 and FS200, which are designed for long range and heavy-payload applications.
The following table sets forth selected information about our non-passenger-grade
AAVs that are currently in production:

	Falcon B	GD 2.0X	V100

Design	Four-arm co-axial octorotor configuration	Quadrotor configuration	Quadrotor & fixed-wing hybrid configuration

Applications	Surveillance, fire extinguishment, last-mile delivery and others	Surveillance, last-mile delivery, aerial media shows and others	Surveillance, power line inspection, medium-range delivery and others

Specifications

Maximum speed	80 km/h	40 km/h	100 km/h

Designed flight time with maximum payload	17 minutes	19 minutes	1 hour

Designed flight distance with maximum payload	19 km	10 km	80 km

Maximum payload	5 kg	0.45 kg	2 kg

Time to full charge	≤ 90 minutes	≤ 90 minutes	≤ 90 minutes

Non-passenger-grade
AAVs are mainly used in our smart city management and aerial media solutions. We sell non-passenger-grade
AAVs on a standalone basis or together with our
command-and-control
systems in our smart city management solutions.
AAV Operating Systems and Infrastructure
We have
in-flight
operating systems installed in our AAVs and
on-the-ground
infrastructure that we and the VIE have proprietarily designed to allow our AAVs to operate in various scenarios. The AAV operating systems and infrastructure for different AAV commercial solutions share the same underlying technological architecture.
Our AAV operating systems include an autopilot and flight control system, a communication system, a battery management system and a safety management system, among other things. The AAV operating systems are installed on each of our AAVs to enable autopilot, navigation, real-time control and performance adjustment. Human control can be exercised from the ground using smartphones, tablets or computers as well as through our command-and-control
system, meeting the varied demands of our customers or passengers and contingencies.

•
Autopilot and Flight Control System, Including Course Correction and Traffic Avoidance
. The autopilot and flight control system enables the autonomous operation of our AAVs without a human pilot and helps to ensure that our AAVs fly in a pre-determined
inverted
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

•
Communication System
. We have developed proprietary network protocols based on advanced communication technologies to support cloud-based information exchanges between our AAVs and ground command-and-control
systems. We install our proprietary communication module with LTE transceivers on our AAVs to take full advantage of high-speed wireless networks. We use an ultra-long-distance transmission link for the communication of control data and flight data between our AAVs and command-and-control
centers or systems in real time. Our communication system is secured with data-encryption technologies for data security. We also use redundant data transmission links, which enable us to switch to a backup communication system if the primary system is breached.

•
Battery Management System
. Our intelligent battery management system, or BMS, is an industrial-grade solution that monitors all parameters of AAV batteries, including temperature, capacity and voltage. The core of our BMS is the self-adaptive smart battery management algorithm that optimizes the balance between performance and battery life and provides accurate predictions based on data and analysis of flight status. To ensure effective management of battery performance and battery life, an onboard battery management unit transmits real-time BMS data to the flight control system and command-and-control
centers or systems.

•
Safety Management System
. Our AAVs use full-redundancy safety technologies in their flight control systems, sensors, propulsion systems and battery management systems. Our proprietary redundancy control algorithms are based on a real-time voting mechanism. Our passenger-grade AAVs are designed with distributed electric propulsion, or DEP, an advanced propulsion technology defined by NASA with an aim of achieving the highest level of safety through redundancy and efficiency. In the event of malfunction of certain parts of our AAVs, the operating systems automatically activate the backup components to ensure proper functioning and performance of our AAVs.

Our infrastructure consists of
command-and-control
centers or systems, handheld and computer-based ground stations, and AAV charging equipment, among other things. Although some of our
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

•
Command-and-Control
System
. We have extensive expertise in
command-and-control
systems. We have developed and delivered integrated command-and-control centers and systems for smart city operation and management that centrally coordinates a wide range of AAV applications. Powered by advanced low-altitude
AAV control technologies, our
command-and-control
systems allow for adaptability and scalability. Through continuous uplinks maintained between AAVs and the command-and-control
center, our system can simultaneously manage more than 3,500 non-passenger-grade
AAVs with precision and accuracy to complete
pre-defined
actions and movements.

Our
command-and-control
system can accurately monitor flight status, dispatch air traffic, effect pre-warning
and contingency measures, manage the AAV network and record flight data. The system ensures that our AAVs fly in pre-determined
routes and maintain smooth and efficient operation even in harsh weather conditions. It also has the capability to monitor and detect irregularity in the status and operation of our AAVs and to activate contingency measures to restrict and limit actions or movements of our AAVs in emergency situations.

•
EHang Pro App
. For standalone operations, some of our
non-passenger-grade
AAVs, such as Falcon B, GD 2.0X, can also be individually controlled by our smartphone- or tablet- or computer-based controller app.

•
Charging Equipment
. Our passenger-grade AAVs can be charged with our charging stations. We have also been developing a charging platform powered by fast charging technologies for our non-passenger-grade
AAVs. The waterproof and dustproof charging platform can monitor real-time charging status and battery health. Our charging platform is expected to be put into service as a part of our smart city management solutions.

Command-and-Control System	Command-and-Control Center	Charging Station
Our AAV Commercial Solutions
Air Mobility
Passenger Transportation
Our passenger-grade AAVs offer safe and efficient options for short- to medium- to long-range air transportation. They fly autonomously and land with precision. With an intuitive and user-friendly application system on board, passengers can select their destinations from several pre-programmed
options.
The following illustration sets forth the vision of our passenger transportation solutions and services:

We are collaborating with our customers and partners to explore a variety of application scenarios of passenger transportation solution and launched the 100 Air Mobility Routes Initiative in China in April 2021 to initiate trial operational flights for aerial sightseeing, island hopping, etc. We partnered with a PRC subsidiary of Greenland Hong Kong Holdings Limited (SEHK: 00337), an HKEX-listed real estate company, in December 2020, and operational trial flights for aerial sightseeing have been regularly carried out in Greenland’s Forest Lake project in Zhaoqing city, Guangdong, China. Besides, our local partners in the Hengqin New Area, the largest of the islands surrounding Zhuhai city in the Guangdong-Hong Kong-Macao Greater Bay Area of China, or Greater Bay Area, carried out trial flights between islands over the sea in January 2021. Moreover, we partnered with HELI-EASTERN, a major low-altitude
general aviation carrier and helicopter service provider in the Greater Bay Area, in September 2021, and have conducted operational trial flights for aerial sightseeing regularly at the oceanfront Maluan Hill base in Shenzhen, China. Also, in partnership with Guangzhou Development District Communications Investment Group, we launched a 5G Intelligent Air Mobility Experience Center in the urban area of Guangzhou, China, in December 2021, as one of our UAM operation spots for city sightseeing, passenger transportation, etc.
In Asia, we are expanding our UAM partnership network and receiving increasing market demand with sizable pre-orders
for our passenger-grade AAVs in more Asian countries. For example, in Japan, we cooperated with local partners, such as MASC and AirX Inc., a Japanese air mobility digital platform company, to develop UAM projects and secured the first order for
VT-30
and a
pre-order
for 50 units of EHang 216 series. In Indonesia, we partnered with Prestige Aviation, an Indonesian aviation company, and received a pre-order
for 100 units of EHang 216. In Malaysia, we entered into a strategic partnership with AEROTREE, a Malaysian aviation company, for developing UAM businesses, including Maintenance, Repair and Overhaul, or MRO, and training, and obtained a pre-order
for 50 units of EHang 216 series and 10 units of
VT-30.

In Europe, we were selected to participate in a series of UAM projects supported by the European Union in 2021 to demonstrate ways to achieve safe, sustainable, socially acceptable, and effective UAM. These projects include: i) the Air Mobility Urban—Large Experimental Demonstration project; ii) the
Re-Invent
Air Mobility initiative; iii) the Safe and Flexible Integration of Advanced
U-Space
Services for Medical Air Mobility project; and iv) the GOF 2.0 Integrated Urban Airspace VLD. Moreover, we continued to expand our partnership network to develop and deploy UAM projects around our AAV products, with European partners, including AENA, an IBEX-listed Spain-based global leading airport operator; Spanish National Police; Openvia, the innovative mobility services subsidiary of Globalvia, a world leader in transport infrastructure concessions; Aeroports de Catalunya, a Spanish public airport management company of the Government of Catalonia; Giancarlo Zema Design Group, a leading Italian architecture firm, etc.
Logistics
Both our
non-passenger-grade
and passenger-grade AAVs are capable of providing aerial logistics solutions and services, covering from last-mile deliveries to inter-city or inter-provincial logistics transportation. Our AAVs are designed to carry and deliver goods and cargo. In addition to offering AAVs, we and the VIE also design and develop customized logistics solutions and command-and-control
systems on the
back-end.
The target customers of our logistics solutions are logistics or delivery service providers.

Partnership with
DHL-Sinotrans                                                     Partnership
with Dongfeng USharing
In May 2016, we entered into a development and purchase agreement with Lung Biotechnology PBC, a wholly-owned subsidiary of United Therapeutics Corporation in the United States, to enable routine fully-autonomous organ delivery missions on low-level
VFR/IFR flight routes by leveraging the Manufactured Organ Transport
e-Helicopter
System, or MOTH. In August 2020, the first trial operations of EHang 216 were conducted in Canada with the customer as the operator, under a Special Flight Operation Certificate delivered by Transport Canada Civil Aviation.
In February 2019, we entered into a comprehensive unmanned delivery solution and service contract with
DHL-Sinotrans,
a joint venture between DHL Express and Chinese logistics company Sinotrans. In May 2019, we announced that we and
DHL-Sinotrans
entered into a strategic partnership and jointly launched a fully automated, smart and efficient aerial delivery solution, which integrates the customized Falcon B logistics model, command-and-control
system and automated delivery lockers with a AAV landing pad, to tackle the last-mile delivery challenges in urban areas of China. In the same month, we started trial delivery services with this solution for a
DHL-Sinotrans’s
customer along an eight-kilometer flight route in Dongguan, Guangdong, China.
In September 2020, we unveiled EHang 216L, the logistics version of our flagship product EHang 216, for short-to-medium-haul
air logistics in both urban and rural areas. EHang 216L boasts a payload of 250kg. In March 2021, we entered into a partnership with Dongfeng USharing Technology Co., Ltd., or Dongfeng USharing, a subsidiary of Dongfeng Motor Corporation, a Fortune Global 500 company and one of the largest auto makers in China, to co-develop
a solution for Seamlessly Connected Mobility Services for logistics using EHang 216L.

Smart City Management Solutions

Lianyungang Command-and-Control Center	Shaoguan Command-and-Control Center

Hezhou Command-and-Control Center	Shenzhen Expressway Command-and-Control Center
Our smart city management solutions encompass, among other things, traffic management, public safety surveillance, emergency response and disaster relief, and firefighting. We adapt our non-passenger-grade
AAVs to capture live videos and images generated by attached cameras and electro-optical, infrared or other sensors. These videos and images are wirelessly transmitted to the command-and-control
systems we develop for our municipal customers, enabling the operators to receive crucial information 24/7 and, to a large extent, regardless of weather conditions. Through smart city management solutions, we and the VIE provide a platform for the monitoring and management of ordinary municipal functions and public facilities and utilities, as well as dealing with emergencies. We and the VIE have developed and delivered four integrated command-and-control centers or systems that centralize and coordinate a wide range of UAV applications simultaneously.
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
Emergency response
 & disaster relief.
Using infrared cameras, our AAVs can perform critical tasks as emergencies or disasters unfold, including transmitting real-time image and video captures and, most valuably, spotting survivors and people in need of urgent help. Our AAVs can also be deployed to deliver sustenance and other relief supplies, such as rescue ropes and life jackets, in areas that are too dangerous or difficult for ground-based rescuers to reach. In addition, where communication is required but unavailable, our AAVs can be utilized as temporary communication bases. Our AAVs also play an important role in the aftermath of disasters. They can perform functions such as assessing damages to buildings and utilities, and monitoring the status of critical infrastructure including roads, bridges and levees. For example, in April 2020, we and the VIE participated in a flood emergency response exercise organized by the local government in Shaoguan, China in preparation of the upcoming flood season. In the assumed scenario of the Wujiang Riverbanks having collapsed, we responded quickly by sending ten remotely-managed AAVs to four emergency sites. Controlled from a remote command-and-control
center, our AAVs livestreamed the process of emergency repair, flood discharge and staff transfer via built-in
high-definition cameras. Furthermore, our AAVs were able to accurately drop life jackets and other relief materials to the victims, which was one of the critical emergency response capabilities for flood relief.

Firefighting.
Our AAVs add significant value to forest and high-rise firefighting activities. Our AAVs can be widely used in forest surveillance, forest fire monitoring and other scenarios. Our non-passenger-grade
AAVs can conduct large-scale routine forest inspections and provide high-resolution live feedback and infrared video recording. They can monitor fire in locations that are too dangerous or difficult for people to access. In addition to surveillance, our AAVs can also carry and transport emergency supplies to firefighters. In July 2020, we announced EHang 216F, a version of EHang 216 that is specially designed for high-rise firefighting. At a global launch ceremony in Yunfu, China, we demonstrated its capability to extinguish a high-rise fire. With a maximum flight altitude of 600 meters, the EHang 216F can carry up to 150 liters of firefighting foams and 6 fire extinguishing projectiles in a single trip. The EHang 216F uses a visible light zoom camera to quickly identify the location of fire. It can then hover precisely in position and use a laser aiming device to fire, in succession, a window breaker, fire extinguishing projectiles and then a full-range spray of firefighting foam. In July 2021, we completed a comprehensive
10-month
technical examination on the EHang 216F through 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China. Afterwards, the EHang 216F AAVs were utilized in several urban fire rescue drills organized by local emergency or fire departments in cities such as Guangzhou, Qingdao, Hezhou, Qingyuan in China.
Medical Emergency
. Our AAVs have the potential to be used in emergency medical situations including non-contact
delivery of medical supplies and medical personnel transportation. For example, one of our AAVs successfully provided non-contact
delivery of medical supplies from a city center in China to the rooftop of a
25-story
hospital four kilometers away during the
COVID-19
outbreak in February 2020. This exercise has helped us identify use-case
opportunities in a space currently served by ambulance vehicles and helicopters. In addition, Edward Xu, our Chief Strategy Officer, was also transported in an AAV along the same four-kilometer route. This was one of a series of test cases to demonstrate our AAVs’ ability to transport medical personnel at cruise speeds of up to 90 kilometers per hour and at night. In August 2020, we were selected to join Ambular, an international project supported by the International Civil Aviation Organization, or ICAO, which is dedicated to the development of air ambulance for emergency medical uses. In June 2021, we participated in the anti-COVID-19
campaign in Guangzhou by transporting emergency supplies to quarantine areas using EHang 216 and EHang 216L.
Other industrial applications.
Customers can choose from a broad
line-up
of
non-passenger-grade
AAVs based on the desired freight size, distance and frequency of delivery. Our other industrial applications include (i) aerial mapping; (ii) public safety surveillance and inspection; (iii) three-dimensional modeling; (iv) remote asset inspection; and (v) news reporting. Leveraging our state-of-the-art
technologies, we expected our AAVs will be used in an increasing number of scenarios to address different customer needs.
As of December 31, 2021, we and the VIE had delivered four
command-and-control
centers or systems for smart city management in China, located in the cities of Shaoguan, Lianyungang, Hezhou and Shenzhen, respectively. For each of these project, our smart city management solutions provide, among others, traffic management, public safety surveillance, environmental inspection, emergency response or certain law enforcement services. These four command-and-control
centers or systems are currently operated by the employees of the respective customers. We and the VIE provide training and other technical support to facilitate a smooth transition. We plan to offer customers operational services for subscription fees should they choose to outsource the operations of the command-and-control
centers or systems. We and the VIE also sell AAVs to some smart city management customers on a standalone basis. These AAVs can be used to perform tasks such as traffic management under the control of our EHang Pro app.
In October 2019, we entered into an agreement to establish a command-and-control
center in the international airport of Baku, the capital of Azerbaijan. Under the agreement, we are currently deploying an unmanned aerial system traffic management system, or UTM system, which is expected to be fully integrated with the national air traffic control system. The UTM system can be used to monitor and control unauthorized UAV traffic on the airport’s premises, minimizing the risk of disrupting the normal operations of civil aviation posed by the increasingly widespread use of UAVs. In addition, we are developing a website that includes the features of UAV and pilot registration, certification documents and permissions for flight procedures.

Aerial Media Solutions

Celebration for 2021 Tokyo Olympics	Aerial Media Show of Butterfly at the Canton Tower
Celebration for Spring Lantern Festival 2022	Celebration for 2022 Beijing Winter Olympics
We are a leading provider of aerial media solutions in China. In providing aerial media solutions, we manage and choreograph a fleet of AAVs into a series of moving images. Empowered by our broad range of proprietary navigation technologies, operating systems and infrastructure, we are able to present smooth and mesmerizing AAV formations, synchronized movement and accurate display of two-dimensional
and three-dimensional configurations, brand logos or messages. Our remote command-and-control
capacity and auto formation flight system support diverse flight missions with varying degrees of difficulties. We utilize real-time kinematic satellite-based navigation technology, or
RTK-GPS
technology, to achieve centimeter-level positioning precision for our AAVs.
Since 2020, the focus of our aerial media solution in China transitioned from providing aerial media performance services to selling aerial media solution packages. In Europe, we are partnering with Concept Solutions, an event tech company, to launch aerial media solutions and services in the European market under the brand “Dronepixel by EHang”. With the aerial media permit we received from the Civil Aviation Authority of Austria, which allows us to operate commercial aerial media shows across all European Union member states, we performed a debut aerial media show in Austria in December 2021.

Research and Development Capabilities
Our and the VIE’s
in-house
design, development and engineering capabilities underpin our leadership and support the advancement of our platform. Our design is characterized by unabated efforts to improve safety, reliability and functionality. We and the VIE have a dedicated research, design and development team in Guangzhou. The team consists of members with strong backgrounds in the fields of electrical engineering, aerospace engineering, mechanical engineering, automation, material engineering and software development. The key R&D team members are mainly graduates of top universities. Our and the VIE’s research and development team focuses on core research development, engineering technology, hardware development, and command-and-control
systems of AAVs. We and the VIE also have a dedicated software technology group to lead the research and development of AAV software and algorithms.
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
At our design and testing center, we have pioneered a multitude of AAV flight tests, including climbing flight tests, high-maneuver flight tests, speed flight tests, night flight tests, as well as flight tests in harsh weather conditions, including low visibility, high and low temperatures, typhoon and fog. Our passenger-grade AAVs conducted trial or demo flights in 11 countries across Asia, Europe and North America, predominantly in China. These trial or demo flights include passenger-carrying flights and flight tests in winds of up to 70 kilometers per hour, in fogs with a visibility of approximately 50 meters, at an air temperature of 52 degrees Celsius and minus 14 degrees Celsius, and at a flight altitude of 4,100 meters above sea level. These tests help us shorten the design and engineering process and progress from the design phase to full-scale production while delivering highly reliable and quality AAVs.
Manufacturing, Quality Control and Supply Chain
Manufacturing
We adopt a lean and efficient production strategy across our business, focusing on effective prototyping, manufacturing, supply chain management, final assembly, integration, quality and final acceptance testing. Our first manufacturing base in Guangzhou has a total area of 8,750 square meters. As our new AAV production facility in Yunfu city, China commenced operation since June 2021, the Guangzhou manufacturing base gradually shifted its focus to support our new product research and development. Equipped with a series of function areas across the whole production process from manufacturing of key components and carbon fiber composite airframes to aircraft assembling and flight testing, the Yunfu facility has a total gross floor area of approximately 24,000 square meters and a planned initial annual capacity of 600 units of passenger-grade AAVs. To ensure high levels of quality and reliability, our dedicated manufacturing team, in close collaboration with our design and engineering arm, manages and conducts the design, engineering and production of key proprietary AAV components, such as flight control system units, communication system units, battery management system units and motor drivers, and performs final assembly of our AAV products onsite.
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
We require our suppliers to maintain high-quality deliverables and to comply with specified industry standards. Parts and components sourced from our suppliers must be certified by the China Compulsory Certification or the Underwriters Laboratory, and/or certified with the ISO 9001. Our suppliers of key parts and components are additionally required to be certified with AS9100 or alternative equivalent certificates. We regularly monitor the performance of our suppliers using parameters such as supplier defect rates, production and delivery performance, as well as inventory management.
Supply Chain
We adopt a strict reviewing mechanism to ensure quality and stability of our supply chain. We also aim to fully engage with our suppliers to foster long-standing and strong partnership with qualified suppliers. Our production facilities are located in the Pearl River Delta area, a world-leading manufacturing hub, giving us easy access to a large number of high-quality suppliers. Our passenger-grade AAVs are generally manufactured on specific orders and we have been able to effectively manage our inventory level. Historically, we have not experienced significant delays in the supply or availability of our key raw materials or components provided by our suppliers, nor have we experienced a significant price increase for raw materials or components. As a result of the
COVID-19
pandemic, we have experienced short-term delayed fulfillments from suppliers.
After-Sales Services for Passenger-grade AAVs
We provide after-sales services for customers of our passenger-grade AAVs. For EHang 216, for example, we currently offer free installation and training programs thereafter to prepare our customers for its safe operation. The term of our warranty for passenger-grade AAVs is six months to three years depending on the specific parts and components. Within the warranty period, customers are entitled to free on-site
repair and maintenance services, while costs for accessories and maintenance fees beyond the warranty will be charged separately. We also provide our customers with lifetime maintenance and operation consulting services through our website, over the telephone and via email. We do not provide warranties to guarantee that the AAVs will perform as expected or in accordance with published specifications or provide expected benefits.
After-Sales Services for
Non-passenger-grade
AAVs
The term of our warranty for
non-passenger-grade
AAVs is from six to twelve months depending on the product line and the specific parts and components. The warranty on certain components of our AAVs, such as batteries, is covered by our suppliers’
back-to-back
warranty and we are entitled to have the suppliers replace or repair these defective components at their costs.
After-Sales Services for
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
command-and-control
systems on the ground.
Marketing, Sales and Operational Services
Marketing
We aim to promote awareness of our EHang brand globally. Our AAVs are marketed to customers through online events as well as offline promotional and advertising activities.
We conduct online marketing through our websites, domestic and international social media and online video platforms, among others. We conduct joint online marketing campaigns with other well-known companies, and our social media accounts on YouTube, Twitter, LinkedIn, Facebook, Instagram, TikTok, WeChat, Weibo, Youku, Tencent Video, Douyin, Bilibili and Toutiao to distribute original content to, and interact with, our followers and existing users. We believe that our successful marketing has helped us attract news coverage in major global online media and magazines, including Time, Forbes, Fortune, CNBC, Reuters, Associated Press, Bloomberg, CNN, Financial Times, etc.
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
Sales
We and the VIE have established a targeted direct sales network to sell our AAVs and offer our AAV commercial solutions to our customers, and have been further expanding direct sales efforts in China and international markets, including Asia and Europe. As of December 31, 2021, the direct sales team consisted of 29 sales representatives for the PRC market and 11 for international markets.
Our direct sales force utilizes marketing initiatives to create awareness of the benefits of our AAVs and AAV commercial solutions. We intend to invest to strengthen our sales and marketing efforts by increasing the number of sales representatives in existing and new markets. We are also in discussion with existing and potential business partners in the PRC and abroad to complement our direct sales efforts with sales to distributors and franchise arrangements.
On top of our sales in the PRC, we have exported our AAVs to North America, Asia and Europe. We strive to ensure that our exported products comply with the regulatory and safety standards of the local markets.

Operational Services
Driven by our strategy to be an urban air mobility platform operator, we as well as the VIE and its subsidiaries plan to provide commercial UAM services with AAV operations to our customers and end users after obtaining required certificates and approvals. In preparation, we, the VIE and its subsidiaries have set up a specialized operating team, including the staff for route planning, flight operations, safety management, regulatory compliance, digital operational platform, sales and marketing, which consisted of about 50 members as of December 31, 2021, which will continue to expand. Key members have previous operational experience at leading aviation, airline, mobility or tech companies such as Airbus, Hainan Airlines, Hong Kong Airlines, Hong Kong Express, BMW, CITIC COHC and IBM. Furthermore, we, the VIE and its subsidiaries have been developing a digital operational platform, which covers online booking, flight scheduling, payment, vehicle monitoring, route management, air traffic management synchronizing and integration, etc. to digitize the operational processes.
Contracts with Our Customers and Partners
We have entered into a number of long-term framework and conditional agreements with our business partners relating to the sale of passenger-grade AAVs. These business partners include several PRC AAV distributors, a U.S. biotechnology company (Lung Biotechnology PBC), a Japanese air mobility digital platform company (AirX Inc.), an Indonesian company (Prestige Aviation) and a Malaysian aviation company (AEROTREE). Each framework or conditional agreement generally sets forth a target or expected sale quantity over a multi-year period. Our agreement with Lung Biotechnology PBC is the only one among our agreements with customers, pursuant to which purchases are explicitly conditioned on our meeting certain deadlines for specified performance milestones and the receipt of applicable regulatory approvals. We have yet to achieve the performance milestones, which allows the customer to terminate the agreement. In some other agreements, the sales targets and pre-orders
are
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
Our customers place purchase orders taking into account the terms of the relevant framework agreement, if applicable, and the customer’s procurement requirements. For passenger-grade AAVs, we start production after the purchase order from customers is made, and production generally takes three to six months. Customers are contractually required to make upfront payment to us.
We enter into sales agreements with customers to sell aerial media solution packages, including component packages of small-sized
AAVs for aerial media uses and related software. For aerial media solution packages, we generally deliver solution package within three to six months once the purchase order is placed. Customers are contractually required to make upfront payment to us.
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

In addition, we collaborate with business partners to provide trial logistics services. For example, in February 2019, we entered into a comprehensive unmanned delivery solution and service contract with
DHL-Sinotrans,
a joint venture of DHL Express and Chinese logistics company Sinotrans. Pursuant to this contract, we provide
DHL-Sinotrans
with a set of tailored software products, hardware products and services to complete the unmanned deliveries designated by
DHL-Sinotrans.
For products and services provided for each delivery route,
DHL-Sinotrans
agreed to make progressive payments to us, including a 30% prepayment before our production, a 65% payment within 30 days after the installment of our equipment and a 5% payment after the one-year
warranty period.
Competition
We operate in the UAV industry, and provide various commercial solutions, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions. Our air mobility solutions may be alternatives to those offered by traditional industry players, such as helicopter and ground transportation service providers. We believe the primary competitive factors in our markets include technological innovation, safety, quality, user experience, and operational and manufacturing efficiency.
We believe we are the first mover and a leader in air mobility solutions. A number of other companies are also developing passenger-grade electric vertically-takeoff-and-landing
vehicles, or eVTOLs, but to our knowledge, none of these companies have delivered passenger-grade AAVs to customers as of the date of this annual report. In other areas of our business, including logistics, smart city management and aerial media solutions, we also face several major competitors. We believe that we are strategically positioned in the commercial UAV market with exceptional technologies, innovation capabilities, broad use cases and leading positions in providing integrated smart city management solutions and aerial media solutions.
Intellectual Property
We and the VIE have significant capabilities in the areas of AAVs engineering, development and design and have developed a number of proprietary systems and technologies. Our success depends in part on our ability to protect our and the VIE’s core technologies and intellectual property. We and the VIE rely on a combination of patents, patent applications, trade secrets, know-how,
copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. In addition, we and the VIE have entered into confidentiality and non-disclosure
agreements with our employees and business partners. The agreements we and the VIE entered into with employees provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our or the VIE’s property.
As of March 31, 2022, we and the VIE together had 215 issued patents in China and 120 pending patent applications, 369 registered trademarks and 24 registered copyrights in China. We and the VIE intend to continue to file additional intellectual property applications.
Seasonality
Because of our rapid growth, our overall business has not experienced a significant pattern of seasonality. However, some of our specific businesses such as aerial media solutions have showed seasonality in which we may receive more revenues from such business in major holidays. We may also have a lower number of deliveries of EHang 216 in the first quarter of each fiscal year due to the holiday season of our suppliers. We may experience more pronounced seasonality as our business continues to expand.
Insurance
We, the VIE and its subsidiaries maintain various types of insurance, employer’s liability insurance, to protect assets in the event of any accident that might cause significant losses. We, the VIE and its subsidiaries also purchase insurance policies that are either legally compulsory or required by our customers. For example, we, the VIE and its subsidiaries maintain third-party liability insurance for UAVs, which is required for our UAV commercial operation license. We, the VIE and its subsidiaries have civil liability insurance with coverage and conditions that our management considers appropriate. For example, we, the VIE and its subsidiaries maintain aviation product liability insurance, which covers bodily injury or property damage caused by defects in our products. In addition, we maintain product liability insurance covering some of our distributors. In relation to our passenger-grade AAVs, we, the VIE and its subsidiaries have maintained airplane body and flight insurance to cover damages to our AAVs and third-party liabilities. We do not maintain business interruption insurance or key-man
insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

PRC Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
General Administration of Civil Aviation and Airspace Control
On October 30, 1995, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, adopted the
Civil Aviation Law of the PRC
, or the Civil Aviation Law, which was subsequently amended on April 24, 2015, November 7, 2016, November 4, 2017, December 29, 2018, and April 29, 2021, respectively. The Civil Aviation Law sets forth the general principle and rules for administration of civil aviation as well as for domestic airspace control. Pursuant to this law, the CAAC, which is a State Council department, is currently in charge of civil aviation and has the general authority to supervise and administer civil aviation activities nationwide. The CAAC may promulgate regulations concerning civil aviation activities in accordance with laws enacted and decisions issued by the State Council and within the limits of the CAAC’s authority. According to the Civil Aviation Law, the state has complete and exclusive sovereignty over the airspace above its territory. The division of airspace must take account of the needs of civil aviation, national defense and security, as well as the interests of the public, so as to ensure the reasonable, sufficient and efficient use of airspace. Detailed measures for airspace control will be formulated by the State Council and the Central Military Commission, or the CMC. In addition, pursuant to the Civil Aviation Law, the detailed rules of UAVs promulgated by the State Council and the CMC shall be followed.
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
contains rules and regulations on airworthiness for all civil aircrafts other than those used for flight missions by the military force, customs offices and police departments. The law mandates that the design of engines, screw propellers and apparatuses used in civil aircrafts must be approved with a Type Certificate, whereas the production and maintenance of engines, screw propellers and apparatuses used in civil aircrafts require a Production Certificate and a Maintenance Certificate, respectively. While the CAAC has laid out specific approval procedures to give substance to the airworthiness standard prescribed by the Civil Aviation Law, none of these procedures is currently applicable to or carried out for UAVs.

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
(2) in-air
collisions, such as with aircrafts or other UAVs; and (3) other risks or damage, such as property losses or any adverse effect on the environment or humans. The UAV Airworthiness Guidance envisages that the UAV airworthiness framework would initially be established in 2019. Detailed rules, procedures and standards relating to the assessment of UAV airworthiness are currently being researched and drafted. For example, On January 20, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the
Airworthiness Standards for Fixed-wing Unmanned Aerial Vehicle Systems Used for High-risk Cargo Transportation (Interim)
, which are mainly applicable to fixed-wing unmanned aerial vehicle systems used for feeder cargo transportation under high-risk operating conditions. On August 7, 2019, the CAAC published a discussion draft of the Standards for the Airworthiness of Large Cargo Unmanned Aerial Vehicles, which applies to (a) piston-engined unmanned aerial systems for non-stunt
flights having a maximum authorized
take-off
weight of 5,500 kg or less; (b) unmanned aerial vehicle systems having a flight altitude of between sea level and 6 kilometers; and (c) other unmanned aerial vehicle systems within limits of movement. On May 11, 2020, the CAAC published the
Standards for the Airworthiness of Medium and High Risk Unmanned Helicopter Systems (Interim)
, mainly targeting conventional unmanned helicopters, including single-rotor with tail paddles, coaxial double rotors, longitudinal double rotors and transverse double rotors. The
Standards for the Airworthiness of Medium and High Risk Unmanned Helicopter Systems (Interim)
sets forth the airworthiness standard for the issuance and modification of the design and production approval for a mid-range
and high risk unmanned helicopter system, which is applicable to flight operations within and beyond visual line of sight, but excluding personnel transport, flights in icy conditions and stunt shows. On May 26, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Airworthiness Assessment Procedures and the Risk Assessment Guidelines, effective on June 1, 2020, with a one-year
trial period. According to the Airworthiness Assessment Procedures, enterprises shall apply for the approval letter of design and manufacture from the CAAC if they plan to design and manufacture civil unmanned aerial vehicle systems. The CAAC classifies the risks of civil unmanned aerial vehicle systems into three levels, low, medium and high, and determines the intervention level or inspection frequency based on the risk level of a project. In addition, the CAAC specifies that the holder of an approval letter of design and manufacture shall establish an airworthiness examination department. The airworthiness approval for a private UAV system shall be completed simultaneously with the real-name registration. According to the Risk Assessment Guidelines, risk assessment shall mainly consider two aspects: system risk and product risk. On October 29, 2021, CAAC further published
Civil
Unmanned Aircraft System Airworthiness Certification Management Procedures (Draft for Comments),
Civil Unmanned Aircraft System Safety Analysis Guidelines (Draft for Comment), and Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment)
, or collectively Draft UAV Rules. Such Draft UAV Rules mainly cover related activities of design, production and airworthiness approval related to certain medium UAVs weigh between 25 kilograms and 150 kilograms, and large UAVs exceed 150 kilograms in weight.
The trial flights of our passenger-grade AAVs were supported with approval obtained from the Department of Aircraft Airworthiness Certification of the CAAC based on the UAV Airworthiness Guidance. The approval, which expired on December 31, 2019, allowed us to conduct trial flights to collect the relevant supporting data. The EHang 216 Type Certification programs of the CAAC are ongoing. As the only passenger-grade AAV pilot company approved by the CAAC in China, we continue to conduct AAV flights to accumulate more trial data and experience. We submitted an application for EHang 216 Type Certification to CAAC in December 2020, which was accepted by CAAC in January 2021. In April 2021, the Central South Regional Administration of CAAC, convened the first meeting of Type Certification programs for our passenger-grade AAVs. In February 2022, the CAAC formally adopted the Special Conditions for EHang 216 Type Certification. We made critical contributions of our technological expertise and know-how.
The Special Conditions provided clear safety requirements for the certification of EHang 216, including flight performance, aircraft structures, design and constructions, propulsion systems, systems and equipment, data link, ground control station, etc. With specified requirements set out, we have progressed to the compliance review phase and submitted to the CAAC the Project Specific Certification Plan and the Certification Plan with solid means of compliance.
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
use UAV.

The CAAC has also published a draft bill of the
Interim Measures for Flight Administration of Unmanned Aerial Vehicl
e on January 26, 2018, setting out airworthiness requirements for medium-sized
and large UAVs. A
medium-sized
UAV refers to a vehicle with a
take-off
weight between 25 kilograms and 150 kilograms, or an empty weight of more than 15 kilograms. A large UAV refers to a vehicle with a take-off
weight of more than 150 kilograms. Based on the draft bill, our passenger-grade and some non-passenger
grade AAVs will likely be categorized as
large-sized
UAVs and the relevant airworthiness requirements will be mandatorily applied. In such event, we will be required to apply for relevant airworthiness approvals in accordance with procedures to be specified by the CAAC. In November 2020, the General Office of the State Council of the PRC issued an information circular in respect of Collection for Certain Processing Opinion in the 7
th
Inspection, urging the Ministry of Justice, the CAAC, the MIIT, and the Ministry of Public Security to speed up the legislative process and promulgation of the
Interim Measures for Flight Administration of Unmanned Aerial Vehicle
, to establish a comprehensive regulatory mechanism for UAVs. It is nevertheless still unclear in what form and when such draft bill will come into effect. Further, the MIIT published a draft bill of the
Unmanned Aerial Vehicle Manufacture Enterprise Requirements
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
On May 14, 2019, CAAC published a discussion draft of the
Guideline for the Promotion of the Development of Civil Use Unmanned Aviation
, or the Draft UA Guideline, for public review and comments. The Draft UA Guideline encourages test and demonstration operations based on demands from different areas and also encourages the UAV companies to expand the business models of unmanned aviation and the scope of business licenses based on safe operation. The Draft UA Guideline also stipulates that, in order to set standards and rules for airworthiness and air traffic management, key research related to planning and operation of public flight routines in low airspace for UAVs will be conducted and trial operations will be organized for vertical take-off
and landing passengers and logistics UAVs.
In March 2020, the MIIT published the latest discussion draft of the
 Administrative Measures on the
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
On May 21, 2020, the CAAC published the
 Construction Work Guideline for Unmanned Civil Aviation Experimental Bases (Test Areas)
, or the Test Areas Guideline. The Test Areas Guideline provides that its purpose is to continuously carry out the trial work of unmanned aerial vehicles, guide the industrial development and cultivate industrial ecology, provide a trial operation platform for theoretical research, risk assessment and technical application of unmanned aviation operations, accumulate operational data and experience in practice, explore the development rules of civil aviation, and formulate replicable standards and access rules for airworthiness, air traffic control, and so on. In the construction and operation of a test area, the relevant work tasks and output of results should be clarified, and breakthroughs should be made in the areas of, for example, in-depth trial
operations of unmanned aerial vehicles, research on airworthiness technologies for unmanned aerial vehicles, exploration on regulation and service mechanisms, operational technical verification, experiments on support factors, and experiments on innovative industrial ecology. On October 21, 2020, the CAAC announced the first 13 Test Areas in China for UAVs including Beijing, Shanghai, Hezhou, Hangzhou, Zigong, Anyang, Nanjing, Tianjin, Yulin, Shenyang, Dongying, Anqing and Ganzhou. On February 20, 2021, the CAAC issued the
Measures for the Management of Unmanned Civil Aviation Experimental Bases (Test Areas)
, which marks an important progress in the exploration of integrated UAS management both by the industry and society, and it is also the legal basis for China to carry out UAS trial and demonstration work in an orderly manner.

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
Some of our AAV models, such as EHang 216F (firefighting model), may be required to meet specific industry requirements. In November 2020, the State Council of the Chinese government highlighted the potential application of firefighting UAVs in a government circular, which called for the promulgation of industry standards and regulations to promote technological innovations and practical applications of UAVs in aerial firefighting. To our knowledge, no such industry standard or regulation has been promulgated for firefighting UAVs as of the date of this annual report. We have engaged the China National Fire-Fighting Equipment Quality Supervision Testing Center, or the Testing Center, under Ministry of Emergency Management of the People’s Republic of China, to complete a comprehensive
10-month
technical examination on EHang 216F’s technical capabilities in July 2021. We completed 52 different types of tests through the testing procedures, including concept validation, fire drill exercises, laboratory tests and outdoor flight tests. Upon completion of all the testing procedures, EHang 216F can be used as a firefighting equipment and have been utilized in several urban fire rescue drills organized by local emergency or fire departments in China.
Real-Name Registration of UAVs
As a manufacturer and seller of UAVs, we are required to collect certain information relating to our products and our customers and to submit such information to the relevant regional authorities pursuant to the
Circular of the General Office of the Ministry of Industry and Information Technology on Information Filing for Civil Unmanned Aerial Vehicle Production Enterprise and Products
, which took effect on May 22, 2017. We are also obligated to provide information relating to our AAV products and purchasers starting from June 2017 and pursuant to the
Administrative Provisions on the Real-name Registration of Private Unmanned Aerial Vehicles issued by the CAAC. Information to be reported includes (i) the name, registered address and contact information of us as the manufacturer; (ii) the name and model detail of our AAV products; (iii) the empty weight and maximum take-off
weight of our AAV products; (iv) the categorization of our AAV products in accordance with the CAAC guidelines, and (v) the name and contact information of purchasers of our AAVs. These administrative provisions regulate the use of private UAVs with a maximum take-off
weight of 0.25 kilograms and above within the territory of the PRC, and direct owners of such private UAVs to register their UAVs on a real-name basis.
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
UAV system and submit additional personal information. On October 29, 2021, CAAC promulgated
Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment)
which requires real-name registration and nationality registration.
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

The VIE and its subsidiaries are required to obtain clearance from the local counterpart of the People’s Liberation Army Air Force for the flight routes for our AAVs. Subject to any difference in policies adopted by the local authorities, approval for airspace and flight plan is normally granted by the local flight control department of the military. The flight plan shall also be filed with the local public security department and the CAAC. As an example of the general observations above, on November 19, 2018, the CAAC issued the
Flight Management Implementing Rule for UAVs in the Shenzhen Area (Interim)
, under which the South Military Zone Air Force is responsible for the piloting of UAVs within the municipal area of Shenzhen. An enterprise or individual who seeks a flight task approval shall file the application with the flight control department of the South Military Zone Air Force five days prior to such flight. The flight control department of the South Military Zone Air Force, after consulting the CAAC and the public security department, may grant its approval two days prior to the flight. After such approval and except for certain flights of mini-UAV
with an empty weight of less than 0.25 kilogram, subject to certain other conditions, or small-UAV
with an empty weight of less than 4 kilograms, subject to certain other conditions, a flight plan must be submitted via a designated reporting platform no later than 3:00 pm on the day prior to the flight and the flight control department of the South Military Zone Air Force will respond no later than 9:00 pm on the same day of filing and will distribute the relevant information to the public security department and the CAAC. In addition, with the approval of Hainan Provincial Government,
Hainan Administrative Rule for Civil UAVs (Interim)
was promulgated in April 2020. Generally, for the flights of our AAVs, we, the VIE and its subsidiaries have established prior communications with the local flight control department, the public security authority and the local counterpart of the CAAC in seeking the necessary approvals and have ensured compliance with their respective instructions in all material respects.
Geo-fencing
The
geo-fencing
of UAVs is of great significance for the development of the industry. Currently, there is no effective unified standard for geo-fencing
of UAVs in the world and various countries are in the exploration stage. In China, the CAAC issued the Standard of Fence of Unmanned Aircraft System
(Draft for Comment)
in 2017.
Both our passenger-grade AAVs (EHang 216)
and non-passenger-grade AAVs
(Falcon B 400) have passed the tests of
geo-fencing
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
Unmanned Aircraft
, or the
Interim Rules, on February 1, 2019, pursuant to which, unmanned aircrafts are classified into nine categories based on their empty weight and takeoff gross weight. In particular, Class I captures unmanned aircrafts with empty weight and takeoff gross weight between 0 to 1.5 kg (including 1.5 kg); Class II captures unmanned aircrafts with empty weight between 1.5 kg and 4 kg (including 4 kg) and takeoff gross weight between 1.5 kg and 7 kg (including 7 kg); Class III captures unmanned aircrafts with empty weight between 4 kg and 15 kg (including 15 kg) and takeoff gross weight between 7 kg and 25 kg (including 25 kg); Class IV captures unmanned aircrafts with empty weight between 15 kg and 116 kg (including 116 kg) and takeoff gross weight between 25 kg and 150 kg (including 150 kg); Class XI captures unmanned aircrafts with empty weight between 116 kg and 5,700 kg (including 5,700 kg) and takeoff gross weight between 150 kg and 5,700 kg (including 5,700 kg); Class XII captures unmanned aircrafts with empty weight and takeoff gross weight in excess of 5,700 kg. The Interim Rules are applicable to Class IV unmanned aircrafts, Class III unmanned aircrafts with high risks and the pilot operation of which would need a pre-assessment
in the belief of the authority, Class XI and Class XII unmanned aircrafts with low risks and in relation to which the authority believes a pilot operation assessment is sufficient. According to the classification above, our passenger-grade AAV belongs to Class XI and Falcon B of non-passenger
grade AAV belongs to Class III. According to the Interim Rules, the applicant for the pilot operation of any UAV that falls within any of the foregoing applicable classes shall first submit a proposal for initial discussion and application with the CAAC and shall then conduct a pre-pilot
operation safety evaluation based on specific operation risk assessment, or SORA. The applicant shall subsequently verify the operation risks based on its initial operation, following which the CAAC shall issue the relevant approval if its assessment team confirms that the risks of pilot operation can be appropriately controlled and are acceptable. Upon its receipt, the applicant shall maintain the approval, together with the operation rules and a complete manual for the CAAC’s inspection and supervision. The pilot operation will be suspended or terminated under certain circumstances, such as any non-compliance
with the approved letter, the presence of uncontrollable operation risks and the voluntary surrender by the applicant. Operation records relating to pilot operations shall be maintained, including operation manual, list of unmanned aircraft, maintenance record of aircraft, and qualification of personnel. The applicant shall also purchase insurance policy for third party liabilities. In addition, “risks” is defined under the Interim Rules to take into account both the frequencies (or probabilities) of the events and the level of severity. It also includes both ground risks and risks in air. We are the first applicant for the pilot operation of certain types (Class XI) of our passenger-grade AAVs in relation to a customer’s use for logistics purpose, and obtained the pilot operation approval from the CAAC in May 2020, which expired on May 31, 2021.

MIIT also published Interim Rules on Flight Management of Unmanned Aircraft (Draft for Comment), or the MIIT UAV Interim Rules, on January 26, 2018, which provides that civil use unmanned aircrafts are classified into (a) micro unmanned aircraft which has empty weight no more than 0.25 kg, height capital less than 50 meters, max speed less than 40 km per hour and radio transmitting equipment meeting the technical requirements for micropower short-range radio transmitting; (b) light unmanned aircraft which has empty weight no more than 4kg, max takeoff gross weight no more than 7kg, max speed no more than 100km per hour and remote control with airspace maintenance capability and reliable surveillance capability that meeting airspace management requirement s; (c) small unmanned aircraft which has empty weight no more than 15 kg or max takeoff gross weight no more than 25 kg; (d) medium unmanned aircraft which has takeoff gross weight between 25 kg and 150 kg and empty wight more than 15 kg; and (e) large unmanned aircraft which has takeoff gross weight more than 150 kg.
In addition, trial flights of our passenger-grade AAVs must be and had been supported with approvals obtained from the Department of Aircraft Airworthiness Certification of the CAAC, despite an unclear legislative source for such requirement. We were approved under these approvals to conduct flight trials for the purpose of evaluating the airworthiness of our EHang 216, assessing their operational risks, as well as improving experience with and developing proper airworthiness standard for passenger-grade AAVs. The CAAC review program is ongoing for our EHang 216 Type Certificate application, which was submitted to the CAAC in December 2020. In January 2021, CAAC accepted our Type Certificate application. We are still involved in the procedure above evaluating the airworthiness of passenger-grade AAVs, assessing their operational risks, as well as improving experience with and developing proper airworthiness standard for passenger-grade AAVs. In February 2022, the CAAC formally adopted the Special Conditions for EHang 216 Type Certification. We made critical contributions of our technological expertise and know-how.
The Special Conditions provided clear safety requirements for the certification of EHang 216, including flight performance, aircraft structures, design and constructions, propulsion systems, systems and equipment, data link, ground control station, etc. With specified requirements set out, we have progressed to the compliance review phase and submitted to the CAAC the Project Specific Certification Plan and the Certification Plan with solid means of compliance.
UAV Commercial Operation License
The
Administrative Measures for Commercial Flight Activities of Unmanned Aerial Vehicle for Civil Use (Interim)
promulgated by CAAC on March 21, 2018 and taking effect on June 1, 2018, asserts jurisdiction over the commercial operation of any UAV with empty weight of more than 0.25 kilograms and regulates a broad range of UAV activities including aerial spraying, photography, aerial performance flight and UAV operator training. On August 4, 2020, the Ministry of Transport of the PRC promulgated Provisions on the Administration of Operation License for General Aviation, effective on January 1, 2021, pursuant to which, an enterprise engaging in general aviation operations shall obtain a general aviation enterprise operation license. Civil aircraft includes manned aircraft and unmanned aircraft. The company operating the regulated activities must first obtain a General Aviation Enterprise Operation License from CAAC for using UAVs in such activities, and the applicant shall meet certain criteria including, among others, (a) the applicant shall be a corporation having a PRC national as its legal representative; (b) the applicant shall possess proper civil aircraft meeting certain requirements, such as the completion of registration in PRC and the compliance with the related airworthiness requirements, standard airworthiness certificate for civil aircraft used for passenger carrying and human carrying business activities (unless otherwise stipulated by CAAC), the compatibility with the commercial general aviation activities to be engaged in, at least two civil aircrafts for engaging in passenger carrying business or one civil aircraft for human-carrying and other business; (c) there are pilots who are suitable for civil aircraft, having professional training and obtaining related license; and (d) the applicant shall have purchased third party liability insurance policy on the ground. The VIE and its subsidiaries have obtained the necessary operation licenses for aerial spraying, aerial photography, operator training, flight show, aerial media solutions and other purposes. The regulations on operations for UAVs are still evolving and may be subject to differing interpretations or significant changes. However, in the northwest region of China, the
Administrative Measures for Logistics Services of Civil Unmanned Aerial Vehicle in Northwest Region (Interim)
promulgated by
CAAC Northwest Regional Administration on April 3, 2019, stipulates that the company operates logistic services in Shaanxi Province, Gansu Province, Ningxia Province and Qinghai Province by UAVs shall obtain an operating license for logistic service from CAAC Northwest Regional Administration. We are not operating logistic services in northwest region of China at the current stage. We may be required to obtain the Operation License for logistic service if we operate logistic services in Northwest region in the future.

Pilot and Operator License
On August 31, 2018, the Flight Standard Department of the CAAC issued the
Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots
, according to which a UAV pilot must obtain the relevant UAV pilot license depending on the type and specifications of the UAV operated. On December 23, 2021, CAAC promulgated
Consultation Circular Soliciting Comments on Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots
, or Draft New Regulation on UAV Pilots, which provides that in relation to the operation of UAV systems and that of UAVs in clusters, at scale or otherwise in a distributed manner, the pilots responsible for safe operation shall hold a license, and other person involving in control tasks do not need to hold a license, but should complete the relevant training carried out by the operator. The regulations on operations for UAVs are still evolving and can be subject to differing interpretations or significant changes. Distributed operation refers to the mode of operating UAV systems through a collection of multiple sub-units
and communication nodes and their deployment to multiple sites or terminals for collaborative operation. As of the date of this annual report, 15 of our employees have obtained UAV class III pilot licenses and class IV pilot licenses, which satisfied the requirement to operate our non-passenger
grade AAVs. To the extent our AAVs are operated and controlled through distributed operation (such as during the delivery of our aerial media and smart management solutions), we may be required to obtain any official pilot license for certain pilot issued by the CAAC according to the Draft New Regulation on UAV Pilots. Since the revised draft has not been formally adopted as of the date of the document, the revised draft and its anticipated adoption or effective date are subject to further changes with substantial uncertainty. The pilots who operate our AAV flights also completed the AAV training provided by our company on the basis of the CAAC UAV Pilot Licenses.
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
Operators of our AAVs may be subject to additional licensing requirements. On December 29, 2015, the CAAC issued the
Rules on
Operation
of Light and Small Unmanned Aircraft (Trial)
, pursuant to which, pilots of specified UAVs shall meet certain qualification, and are prohibited from consumption of alcohol and drugs as well as careless piloting. Our AAV operators have complied with all the above requirements.
Import and Export
On December 31, 2005, the Ministry of Commerce and the General Administration for Customs jointly issued the
Measures for the Administration on Import and Export License for
Dual-use
Items and Technologies
, pursuant to which a license is required for the exportation of any dual-use
goods, products and technologies of the PRC included in a control list issued by the Ministry of Commerce on December 31, 2019. Notably, certain types of UAVs are subject
to the foregoing export license requirements, such as UAVs with (a) a maximum endurance time greater than or equal to 1 hour, (b) maximum endurance time greater than or equal to half an hour but less than 1 hour and the ability to take-off
and conduct stable flight against a wind speed of no less than 46.3 kilometer/hour; (c) aircraft range equal to or higher than 300 kilometers; (d) automatic controlling system and navigation capability containing aerosol preparation for planting with volume of 20 liters or being capable of installing aerosol preparation system for planting with volumes of 20 liters after designing and modification. We may be required to obtain the necessary license for the exportation of certain of our AAVs.
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
On December 27, 2017, the SCNPC promulgated the
Bidding Law of the PRC
. The Bidding Law provides that two or more legal persons or other organizations may form a consortium to bid jointly as one bidder. Each member of a consortium shall have the relevant capability to undertake the bidding project; where the qualification criteria for bidders are imposed either by State regulations or terms of the bidding documents, each member of a consortium shall satisfy the corresponding qualification criteria. The consortium members shall each sign a joint bidding agreement to clearly specify the work and responsibilities to be undertaken by each party, and submit the joint bidding agreement to the bid inviter together with the bid.
On November 1, 1997, the SCNPC promulgated the
Construction Law of PRC
, which was amended on April 22, 2011 and April 23, 2019. The Construction Law provides that construction enterprises, survey units, design units and project supervision units engaging in construction activities shall be classified under different qualification grades based on certain criteria such as their registered capital, technical professionals team, technical equipment owned and track records of completed construction projects, etc., and may engage in construction activities within the scope permitted for their qualification grade upon passing examination of qualifications and obtaining the qualification certificate for the corresponding grade. Contractor of construction projects shall also possess a qualification certificate. Construction enterprises are prohibited from contracting projects beyond the scope of business permitted for their qualification grade or in any form in the name of another construction enterprise. A construction enterprise must not allow another organization or individual to use their qualification certificate or business license to contract any form of construction projects. According to the Construction Law, Contractors contracting projects without obtaining a qualification certificate shall be clamped down and be subject to a fine; illegal income, if any, shall be confiscated.
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
Product Liability and Tort Liability
Pursuant to the
Product Quality Law of the PRC
, which was promulgated on February 22, 1993 and subsequently amended on July 8, 2000, August 27, 2009 and December 29, 2018, the production or sale of products that do not meet applicable health and safety standards and requirements is prohibited. Products must not pose unreasonable dangers to human or property. Where a defective product causes physical injury to a person or damage to property, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant
products may be ordered to cease production and sale of such products, subject to fines and/or revocation of business license.
Non-compliant
products, as well as earnings attributable to the sales of such products may also be confiscated.
In addition, pursuant to
the
Tort Law of the PRC
, promulgated by the SCNPC on December 26, 2009 and taking effect since July 1, 2010, the manufacturer of defective products that cause damage shall bear tort liability. On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China, which took effect on January 1, 2021 and replaced the
Tort Law of the PRC
. Where defects are discovered after the relevant products are put in circulation, the manufacturer and the seller shall promptly adopt remedial measures such as warnings and product recalls, failing which, the manufacturer and the seller will be liable for tort claims.

Consumer Rights Protection
Our business is subject to a variety of consumer protection laws, including the
PRC Consumer Rights and Interests Protection Law
, as amended on October 25, 2013, which imposes stringent obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of warning, confiscation of income, imposition of fines, order to cease business operations, revocation of business licenses, as well as potential civil and criminal liabilities.
Internet Information Security and Privacy Protection
In November 2016, the SCNPC promulgated the
Cyber Security Law of the PRC
, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and/or other necessary measures in accordance with applicable laws, regulations and national and industrial standards, to ensure the safe and stable operation of its networks. We are considered an “internet information service provider” as we operate website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider like us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.
The recommended national standard,
Information Security Technology Personal Information Security Specification
, which became effective in October 2020, puts forward specific refinement requirements on the collection, preservation, use, sharing, transfer, and public disclosure of personal information. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The
Notice of Identification Method of Application Illegal Collection and Use of Personal Information
was issued, which provides a reference for the identification of illegal collection and use of personal information by mobile apps, and provides guidance for app operators’ self-inspection and self-correction and netizens’ social supervision.
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law of PRC,
or Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On July 10, 2021, the CAC released the revised draft of
Cybersecurity Review Measures (for public comments)
. On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the
Cybersecurity Review Measures
, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and Cyber information security risk.
On August 17, 2021, the State Council promulgated the
Regulations on the Protection of the Security of Critical Information Infrastructure
, or the CIIO Regulations, which took effect in September 2021. The CIIO Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The CIIO Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the CIIO Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the governmental authorities.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the
Personal Information Protection Law of the PRC
, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.
Furthermore, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.
On October 29, 2021, the CAC issued the
Measures for the Security Assessment of Data Exit (Draft for Comment)
, which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. Furthermore, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information and important data collected and generated by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

In addition, on November 14, 2021,
the Administration Regulations on Cyber Data Security (Draft for Comments)
was proposed by the CAC for public comments until December 13, 2021. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Key requirements include: data processors should be in compliance with the requirements of multi-level cybersecurity protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet the third level or above of multi-level cybersecurity protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review which shall be subject to Cybersecurity Review Measures; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the Personal Information Protection Law; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. The draft measures reiterate that data processors which process the personal information of at least one million users must apply for a cybersecurity review if they plan listing of companies in foreign countries, and the draft measures further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect the national security; and (iii) other data processing activities that affect or may affect national security. In addition, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the revised draft has not been formally adopted as of the date of the document, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.
However, the relationship between the
Data Security Law of the PRC
and the implemented
National Security Law of the PRC, the Cyber Security Law of the PRC
, the
Confidentiality Law of the PRC
and the
Personal Information Protection Law of the PRC
needs to be carefully clarified.
Intellectual Property Rights
Patent Law
According to the
Patent Law of the PRC
(as amended in 1992, 2000, 2008 and 2020), or the Patent Law, the State Intellectual Property Office is responsible for administering patent laws in the PRC. The provincial, autonomous region and municipal level patent administration departments are responsible for the administration of patent laws within their respective jurisdictions. The Chinese patent system adopts a first-to-file
principle, which means that when more than one person files patent applications with respect to the same invention, the person who files the application first will obtain the patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs.
Regulations on Copyright
The
Copyright Law of the PRC
, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law also extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, making apology to the copyright owners and compensating the copyright owners for his/her loss. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations. In order to further implement the Regulations on Computer Software Protection, the National Copyright Administration issued the
Measures for the Registration of Computer Software Copyright
on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

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
Regulations on Domain Names
The MIIT promulgated the
Measures on Administration of Internet Domain Names
, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the
Administrative Measures on China Internet Domain Name
s promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registrations follow a first-to-file
principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedures.
Foreign Investment
The Foreign Investment Law
On March 15, 2019, the SCNPC approved the
Foreign Investment Law of the PRC
, which took effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the
PRC
Equity Joint Venture Law, the PRC Cooperative Joint Venture Law
and the
Wholly Foreign-owned Enterprise Law
, together with their implementation rules and ancillary regulations. The
Foreign Investment Law
embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The
Foreign Investment Law
establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.
According to the
Foreign Investment Law
, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the
Foreign Investment Law
, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The
Foreign Investment Law
grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The
Foreign Investment Law
provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.
Furthermore, the
Foreign Investment Law
provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the
Foreign Investment Law
.
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
On December 26, 2019, the State Council promulgated the
 Implementation Regulations on the Foreign Investment Law
, which came into effect on January 1, 2020. It further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for these enterprises, and may disclose their relevant information to the public.
On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the
 Measures for
Reporting
of Foreign Investment Information
, or
 the Foreign Investment Information Measures
, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.
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
Foreign Investment Industries Guidance Catalogue
On June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, jointly promulgated the
Guidance Catalogue of Industries for Foreign Investment (Revised in 2017)
, or the Catalogue, which came into effect on July 28, 2017. The Catalogue includes the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraged Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended on June 30, 2019, and the Negative List was amended on June 28, 2018, June 30, 2019, June 23, 2020 and December 27, 2021. Any industry not listed in the Encouraged Catalogue and the Negative List is a permitted industry. Pursuant to the Negative List, a company that designs and manufactures UAVs can be wholly owned by foreign investors.

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
Pursuant to the
Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investments
, or the SAFE Circular No. 59 promulgated by the SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, and again October 10, 2018, and December 30, 2019, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for foreign investors to acquire equity interests in PRC companies and further improved the administration on foreign exchange settlement for foreign-invested enterprises.
The
Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investments
, or the SAFE Circular No. 13, effective from June 1, 2015, and was amended on December 30, 2019, removes the requirement of administrative approvals for foreign exchange registration of direct domestic investments and direct overseas investments and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investments.
The
Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange of Foreign-invested Enterprises
, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment
registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered. According to the
Circular of the State Administration of Foreign Exchange on Abolishing and Nullifying Five Regulatory Documents on Foreign Exchange Administration and Seven Regulatory Documents on Foreign Exchange Administration
promulgated on December 30, 2019, there are no longer restrictions on the use of foreign exchange settlement in the special overseas inflow deposit account and the special domestic inflow deposit account.

The
Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts
, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.
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
On October 23, 2019, the SAFE promulgated the
Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment
, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment
FIEs may use capital to carry out domestic equity investment in accordance with the law provided that such investment does not violate the Negative List and the projects invested are genuine and in compliance with laws and regulations.
Loans by the Foreign Companies to their PRC Subsidiaries
A loan made by foreign investors to a foreign invested enterprise in which it has an equity interest is considered to be foreign debt in China and is regulated by various laws and regulations, including the
Regulation of the People’s Republic
of China on Foreign Exchange Administration
, the
Interim Provisions on the Management of Foreign Debts
, the
Statistical Monitoring of Foreign Debts Tentative Provisions
, the
Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt
, and the
Administrative Measures for
Registration of Foreign Debts
. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after execution of the relevant agreement. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.
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

On January 11, 2017, the People’s Bank of China, or the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretions. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = Σoutstanding amount of Renminbi and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + Σoutstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be one (1) for medium and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of no less than one (1) year. Type risk conversion factor shall be one (1) for on-balance-sheet
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
Dividend Distribution
The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in the PRC include the
PRC Company Law
, as amended in 2004, 2005, 2013 and 2018, the
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
Taxation
Enterprise Income Tax
On March 16, 2007, the SCNPC promulgated the
Enterprise Income Tax Law of the PRC
which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the
Regulations for the Implementation of the Enterprise Income Tax Law
, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident
enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC.
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
On November 19, 2017, the State Council promulgated the
Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax
, or the Order 691. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Pursuant to the
Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 by the Ministry of Finance and the State Administration of Taxation, which became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10%, respectively. Pursuant to
Announcement on Policies for Deepening the VAT Reform
issued by the PRC Ministry of Finance, the PRC State Taxation Administration and the General Administration of Customs (“Announcement No. 39”) on March 20, 2019 and effective on April 1, 2019, the previous rate of 16% or 10% are adjusted to be 13% or 9%, respective, for taxpayer’s general sale activities or imports.
Tax on Indirect Transfer
On February 3, 2015, the SAT issued the
Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises
, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia
, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the
Circular on Issues of Tax Withholding regarding Source of
Non-PRC
Resident Enterprise Income Tax
, or the SAT Circular 37, which further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident
enterprises.
Employment and Social Welfare
Labor Contract Law
The
Labor Contract Law of the PRC
, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work in excess of certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than the local minimum wages and must be paid to employees in a timely manner
.

Interim Provisions on Labor Dispatch
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

M&A Rules and Overseas Listing
On August 8, 2006, six (6) PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the
Rules on Acquisition of Domestic Enterprises by Foreign Investors
, or
the M&A Rules that became effective on September 8, 2006 and was revised on June 22, 2009, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore SPV, or an SPV formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.
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
Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the
Environmental Protection Law
. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.
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
In January 2020, we obtained our first trial flight approval (
i.e.
, Special Flight Authorization, or SFA) for EHang 216 from the FAA and conducted our first AAV demo flight in North Carolina of the United States. Although it was
a non-passenger trial
flight, we expect to continue to work with the FAA for the approval of passenger trial flights of EHang AAVs.
We participated in the public consultation of two draft UAS rules published by the FAA, including the
 14 CFR Part 21 Type Certification of Unmanned Aircraft Systems
 and the
 14 CFR Parts 1, 47, 48, 89, 91, and 107 Remote Identification of
Unmanned
Aircraft Systems
, as an industry representative, and submitted our comments on the draft rules.
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
In February 2020, EHang 216 obtained the operational flight permit from the Civil Aviation Authority of Norway approving a series of test flights of EHang 216 in Norway. In December 2020, the Civil Aviation Authority of Austria issued a trial flight permit for the EHang 216 passenger-grade AAV. With the permit, EHang 216 can conduct trial operation of unmanned flights in designated Austrian national airspace. In September 2021, the Estonian Transport Administration issued a Special Permit for BVLOS trial flights of EHang 216 and Falcon logistics AAVs in designated Estonian airspace. In December 2021, the Civil Aviation Authority of Austria issued an aerial media permit to us, which allows us to operate commercial aerial media shows across all EU member states.
C.
Organizational Structure
.
The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:
(1)	Messrs. Shuai Feng and Weixian Xia are senior employees of our company and they hold 95.0% and 5.0% equity interests in EHang GZ, respectively.
(2)	The remaining 31.5% equity interests in EHang Yunfu are held by our joint venture partners.
Contractual Agreements with the VIE and its Shareholders
The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its shareholders.
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
In the opinion of AllBright Law Offices, our PRC legal counsel:

•	the ownership structures of our WFOE, the VIE and its subsidiaries are in compliance with applicable PRC laws and regulations; and

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
D.
Property, plants and equipment.
Our headquarters is located in Guangzhou, China, where we lease and occupy our office space with an aggregate floor area of approximately 72,885 square meters from unrelated third parties under operating lease agreements. Our new AAV production facility in Yunfu city, China has a total planned gross floor area of 24,000 square meters. A substantial majority of our employees are based at our headquarters in Guangzhou. As of the date of this annual report, we do not currently own any of our premises.
We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate our future growth.

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review Prospects
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
A.
Operating results
.
Overview
We are an autonomous aerial vehicle technology platform company. We are pioneering the future of transportation through our proprietarily developed AAVs, related commercial solutions and services.
We, the VIE and its subsidiaries design, develop, manufacture, sell and operate AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including passenger transportation, logistics, smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

We delivered our first passenger-grade AAV to a customer in March 2018. As of December 31, 2021, we and the VIE had cumulatively delivered 164 passenger-grade AAVs and developed and delivered four command-and-
control systems for smart city management. As we continue to refine and commercialize our passenger-grade AAVs and air mobility solutions, we believe we will be able to capture addressable markets across multiple industries and develop AAV commercial applications in new industries.
Our revenues increased by 47.8% from RMB121.8 million in 2019 to RMB180.1 million in 2020, and further decreased by 68.5% to RMB56.8 million (US$8.9 million) in 2021. Our net loss increased by 91.8% from RMB48.0 million in 2019 to RMB92.0 million in 2020, and further increased by 241.0% to RMB313.9 million (US$49.3 million) in 2021. In 2021, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB48.2 million (US$7.5 million), RMB7.1 million (US$1.1 million) and RMB1.1 million (US$0.2 million), representing 84.8%, 12.6% and 1.9% of our total revenues, respectively.
Key Components of Results of Operations
Revenues
We generate revenues from air mobility solutions, smart city management solutions, aerial media solutions and others. The following table sets forth a breakdown of our total revenues in absolute amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Air mobility solutions	85,916	70.5	105,969	58.8	48,156	7,556	84.8
Smart city management solutions	4,441	3.7	8,282	4.6	7,135	1,120	12.6
Aerial media solutions	30,746	25.2	65,656	36.5	1,100	172	1.9
Others	711	0.6	186	0.1	416	66	0.7

Total	121,814	100.0	180,093	100.0	56,807	8,914	100.0

Air mobility solutions.
Revenues from air mobility solutions consist of revenues from (i) sales of passenger-grade AAVs and (ii) provision of logistics services. Revenues from sales of passenger-grade AAVs are based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of passenger-grade AAVs, which is satisfied at a point in time, in general upon our receipt of acknowledgement receipts from customers or under some circumstances upon the passenger-grade AAVs have been shipped to the contractually agreed location when the products are sold to customers outside PRC. Our revenues from air mobility solutions in 2021 were mainly derived from sales of passenger-grade AAVs to customers mainly operated on a limited trial basis in tourism locations in China for testing, training and demonstration purposes. Before regulatory approvals for the commercial operations of our AAVs have been obtained in China and/or other relevant jurisdictions, customer demand will likely be limited in volume. Currently we are working to obtain such approvals in China. However, we are unable to predict the timing of such approvals.
Smart city management solutions.
Smart city management solutions mainly include (i) design and development of command-and-control
systems and related facilities, and (ii) sale of AAVs and other related products. For design and development of command-and-control
systems and related facilities, we recognize revenues using a percentage of completion method. We typically enter into project contracts with customers, according to which they pay project fees based on the agreed schedule. As we provide smart city management solutions on a project basis with high individual transaction values, revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period
fluctuations.

Aerial media solutions
. We recognize revenues from aerial media solutions when the aerial media performance is fulfilled by us or customers purchase aerial media solution packages from us. The service fee for each performance is determined mainly by the length of performance, complexity, number of AAVs involved, manpower and regulatory requirements. The purchase price for aerial media solution packages consists of small-sized
aerial media AAVs or component packages, related software, maintenance and/or training services, etc.
Others.
We generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. We recognize revenues from others when the consumer drones are delivered and the control of the drones has been transferred to the customers. We started to phase out our consumer drone business in late 2016.
We expect that our revenues will increase after obtaining required certificates and approvals in China as we will continue to fulfill existing orders and pre-orders
for passenger-grade AAVs, secure new orders for our air mobility solutions, provide air mobility operational services, offer smart city management and aerial media solutions and expand our commercial solutions and sales network. We expect that the increase in revenues generated from air mobility solutions will be the main increase in both domestic and international markets.
Costs of revenues
Costs of revenues consist primarily of aerial vehicles material and manufacturing costs, construction costs of smart city management solutions, depreciation, rental fees, payroll and related costs of operations.
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
Operating expenses
Our total operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our total operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses	26,855	22.2	37,186	18.2	43,229	6,784	11.7
General and administrative expenses	36,948	30.5	61,613	30.2	187,388	29,405	51.0
Research and development expenses	57,167	47.3	105,252	51.6	137,148	21,522	37.3

Total operating expenses	120,970	100.0	204,051	100.0	367,765	57,711	100.0

Sales and marketing expenses
. Our sales and marketing expenses primarily consist of advertising and promotion expenses, payroll and related expenses for personnel in sales and marketing.
General and administrative expenses.
Our general and administrative expenses mainly consist of payroll and related costs for employees in general corporate functions, professional fees, allowance for doubtful account expenses, impairment of long-lived assets, and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.
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
Hong Kong
Our wholly-owned subsidiary, Ehfly Technology Limited, or Ehfly Technology, incorporated in Hong Kong, is subject to Hong Kong profit tax on its profits arising from its business operations carried on in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are not generally chargeable to Hong Kong profits tax. As such, Ehfly Technology is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Ehfly Technology to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2021.
PRC
Under the Enterprise Income Tax Law, or the EIT Law, our PRC subsidiaries, the VIE and its subsidiaries are subject to a statutory income tax rate of 25%. EHang Intelligent, EHang GZ and EHang Egret have each been qualified as a high and new technology enterprise, or HNTE, since December 2017, November 2016 and November 2018, respectively, and are eligible for a 15% preferential tax rate, which will expire in December 2023, December 2022 and has expired in November 2021, respectively.
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
non-PRC
shareholders or ADS holders.”
Under the EIT Law, research and development expenses that have not formed intangible assets are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, according to the Notice on Raising the Ratio of Deduction of Research and Development Expenses, effective on September 20, 2018, a qualifying enterprise is allowed an additional deduction of the amount in calculating its taxable income for the relevant year, including a 75% deduction for the years ended December 31, 2019 and 2020, as well as a 100% deduction for the year ended December 31, 2021. For research and development expenses that have formed intangible assets, the tax amortization is based on 175% or 200% of the costs of the intangible assets in the relevant year.
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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Total revenues	121,814	100.0	180,093	100.0	56,807	8,914	100.0
Costs of revenues (1)	(50,596)	(41.5)	(73,914)	(41.0)	(20,777)	(3,260)	(36.6)

Gross profit	71,218	58.5	106,179	59.0	36,030	5,654	63.4

Operating expenses:
Sales and marketing expenses (1)	(26,855)	(22.0)	(37,186)	(20.7)	(43,229)	(6,784)	(76.1)
General and administrative expenses (1)	(36,948)	(30.3)	(61,613)	(34.2)	(187,388)	(29,405)	(329.9)
Research and development expenses (1)	(57,167)	(46.9)	(105,252)	(58.4)	(137,148)	(21,522)	(241.4)

Total operating expenses	(120,970)	(99.3)	(204,051)	(113.3)	(367,765)	(57,711)	(647.4)

Other operating income	3,407	2.8	6,576	3.6	11,199	1,757	19.7

Operating loss	(46,345)	(38.0)	(91,296)	(50.7)	(320,536)	(50,300)	(564.3)
Other income/(expense):
Interest and investment income	883	0.7	3,795	2.1	5,143	807	9.1
Interest expenses	(837)	(0.7)	(2,337)	(1.3)	(1,803)	(283)	(3.2)
Foreign exchange gain (loss)	109	0.1	(333)	(0.2)	(827)	(130)	(1.5)
Other income	440	(0.4)	1,227	0.7	6,086	955	10.7
Other expense	(1,416)	(1.2)	(3,127)	(1.7)	(1,549)	(243)	(2.7)

Total other (expense) income	(821)	(0.7)	(775)	(0.4)	7,050	1,106	12.4

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Loss before income tax and (loss) income from equity method investment	(47,166)	(38.7)	(92,071)	(51.1)	(313,486)	(49,194)	(551.8)

Income tax expenses	(754)	(0.6)	(206)	(0.1)	(134)	(21)	(0.2)

Loss before (loss) income from equity method investment	(47,920)	(39.3)	(92,277)	(51.2)	(313,620)	(49,215)	(552.1)

(Loss) income from equity method investment	(74)	(0.1)	236	0.1	(276)	(43)	(0.5)

Net loss	(47,994)	(39.4)	(92,041)	(51.1)	(313,896)	(49,258)	(552.6)

Notes:
(1)	Share-based compensation expense was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except share and share related data)
Costs of revenues	365	2,443	—	—
Sales and marketing expenses	743	10,883	18,327	2,876
General and administrative expenses	8,520	14,453	71,147	11,165
Research and development expenses	5,119	27,078	31,657	4,968

Total	14,747	54,857	121,131	19,009

Year ended December 31, 2021 compared with year ended December 31, 2020
Revenues
Our total revenues decreased by 68.5% from RMB180.1 million in 2020 to RMB56.8 (US$8.9 million) in 2021, as we have been strategically transitioning from a product sales centric model into an integrated model of both product sales and AAV operational flight services, and we have been progressing the certification process for EHang 216.
Revenues from air mobility solutions decreased by 54.6% from RMB106.0 million in 2020 to RMB48.2 million (US$7.5 million) in 2021. We sold 30 passenger-grade AAVs in 2021, compared with 70 in 2020.
Revenues from smart city management solutions decreased by 13.8% from RMB8.3 million in 2020 to RMB7.1 million (US$1.1 million) in 2021. Since the smart city management solutions are on a project basis with different individual transaction values depending on the project nature, project size, etc. Revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period
fluctuations.
Revenues from aerial media solutions decreased by 98.3% from RMB65.7 million in 2020 to RMB1.1 million (US$0.2 million) in 2021, primarily due to strategic adjustment to more focus on the core business air mobility solutions.
Costs of revenues
Our costs of revenues decreased by 71.9% from RMB73.9 million in 2020 to RMB20.8 million (US$3.3 million) in 2021, which resulted from and was in line with the total revenues.

Gross profit and gross profit margin
As a result of the foregoing, our gross profit decreased by 66.1% from RMB106.2 million in 2020 to RMB36.0 million (US$5.6 million) in 2021. However, our gross profit margin increased from 59.0% in 2020 to 63.4% in 2021 primarily due to a favorable revenue mix with a contribution from a command-and-control
system delivered in 2021.
Operating expenses
Our operating expenses increased by 80.2% from RMB204.1 million in 2020 to RMB367.8 million (US$57.7 million) in 2021, primarily due to the increase of RMB66.3 million (US$10.4 million) in share-based compensation expenses and increase of RMB43.2 million (US$6.8 million) in allowance for doubtful accounts charged to operating expenses. The increase primarily resulted from the new grants of restricted share units as approved by our board of directors in January 2021.
Sales and marketing expenses.
Sales and marketing expenses increased by 16.3% from RMB37.2 million in 2020 to RMB43.2 million (US$6.8 million) in 2021, primarily due to an increase in share-based compensation expenses.
General and administrative expenses
. General and administrative expenses increased by 204.1% from RMB61.6 million in 2020 to RMB187.4 million (US$29.4 million) in 2021. The increase was mainly due to an increase in share-based compensation expenses, one-time
additional expenses related to extension of annual report filing and the additional provisions for accounts receivable in light of the impacts from the continuous
COVID-19
epidemic and control measures in China.
Research and development expenses
. Research and development expenses increased by 30.3% from RMB105.3 million in 2020 to RMB137.2 million (US$21.5 million) in 2021. The increase was mainly due to continuously growing R&D expenditure for the development of AAV models, including the EHang 216 series, the
VT-30
and new models, and their related operating systems with enhanced functionalities. R&D expenses were also impacted by an increase of the R&D team and related salary and benefit expenses that reflect our commitment to strengthening its product development and certification efforts in order to drive future sales growth and commercial operations.
Other operating income
Other operating income increased by 70.3% from RMB6.6 million in 2020 to RMB11.2 million (US$1.8 million) in 2021, primarily due to an increase in government subsidies.
Interest and investment income
We recorded interest and investment income of RMB5.1 million (US$0.8 million) in 2021 and 3.8 million in 2020, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term investments and long-term loans receivable.
Interest expenses
We recorded interest expenses of RMB1.8 million (US$0.3 million) in 2021 and RMB2.3 million in 2020, both of which were related to bank loans and loans from third parties.
Other income
Other income was RMB6.1 million (US$1.0 million) in 2021 and RMB1.2 million in 2020.

Other expense
Other expenses decreased from RMB3.1 million in 2020 to RMB1.5 million (US$0.2 million) in 2021. Other expenses in 2020 were mainly attributable to donations of medical supplies to
COVID-19
impacted countries and allowance for doubtful
non-operating
receivables, while there were no such transactions in 2021.
Income tax expenses
Our income tax expenses decreased from RMB0.2 million in 2020 to RMB0.1 million (US$0.02 million) in 2021. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2020 and 2021.
Net loss
As a result of the foregoing, our net loss increased by 241.0% from 92.0 million in 2020 to RMB313.9 million (US$49.3 million) in 2021.
Year ended December 31, 2020 compared with year ended December 31, 2019
Revenues
Our total revenues increased by 47.8% from RMB121.8 million in 2019 to RMB180.1 million in 2020, primarily driven by the increase in revenues generated from air mobility solutions and aerial media solutions.
Revenues from air mobility solutions increased by 23.3% from RMB85.9 million in 2019 to RMB106.0 million (US$16.2 million) in 2020, as we continued to commercialize our passenger-grade AAVs and air mobility solutions. We sold 70 passenger-grade AAVs in 2020, compared with 61 in 2019.
Revenues from smart city management solutions increased by 86.5% from RMB4.4 million in 2019 to RMB8.3 million in 2020. As we provide smart city management solutions on a project basis with high individual transaction values, revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period
fluctuations.
Revenues from aerial media solutions increased by 113.5% from RMB30.7 million in 2019 to RMB65.7 million in 2020, primarily due to transformation of our performance service-focused business model to a solution-oriented one, in which we sell aerial media solution packages to our customers.
Costs of revenues
Our costs of revenues increased by 46.1% from RMB50.6 million in 2019 to RMB73.9 million in 2020, which resulted from and was in line with the growth of our total revenues.
Gross profit and gross profit margin
As a result of the foregoing, our gross profit increased by 49.1% from RMB71.2 million in 2019 to RMB106.2 million in 2020. Our gross profit margin increased from 58.5% in 2019 to 59.0% in 2020 primarily due to the growth of our air mobility solutions business, which had a relatively higher gross profit margin, and a favorable revenue mix with a greater proportion of revenues from sales of higher margin models of EHang 216 AAVs.
Operating expenses
Our operating expenses increased by 68.7% from RMB121.0 million in 2019 to RMB204.1 million in 2020, primarily due to the increase of RMB38.0 million in share-based compensation expenses charged to operating expenses. The increase primarily resulted from the acceleration of vesting of certain restricted share units as approved by our board of directors in December 2020.

Sales and marketing expenses.
Sales and marketing expenses increased by 38.5% from RMB26.9 million in 2019 to RMB37.2 million in 2020, primarily due to an increase of RMB10.1 million in share-based compensation expenses.
General and administrative expenses
. General and administrative expenses increased by 66.8% from RMB36.9 million in 2019 to RMB61.6 million in 2020. The increase was mainly due to additional expenses for being a public company, allowance for doubtful account related to
COVID-19
impacts, and an increase of RMB5.9 million in share-based compensation expenses.
Research and development expenses
. Research and development expenses increased by 84.1% from RMB57.2 million in 2019 to RMB105.3 million in 2020. The increase was mainly due to continuously growing expenditure for the development of new AAV models, which covered both passenger-grade and non-passenger-grade
AAVs, such as EHang 216F and EHang 216L and the new VT series, and related operating systems with enhanced functionalities. The increase was also driven by an increase of RMB22.0 million in share-based compensation expenses.
Other operating income
Other operating income increased by 93.0% from RMB3.4 million in 2019 to RMB6.6 million in 2020, primarily due to an increase in government subsidies.
Interest income
We recorded interest income of RMB3.8 million in 2020 and RMB0.9 million in 2019, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term investments and long-term loans receivable.
Interest expenses
We recorded interest expenses of RMB2.3 million in 2020 and RMB0.8 million in 2019, both of which were related to bank loans and loans from third parties.
Other income
Other income was RMB1.2 million in 2020 and RMB0.4 million in 2019.
Other expense
Other expenses increased from RMB1.4 million in 2019 to RMB3.1 million in 2020. Other expenses in 2020 were mainly attributable to donations of medical supplies to
COVID-19
impacted countries and allowance for doubtful
non-operating
receivables.
Income tax expenses
Our income tax expenses decreased from RMB0.8 million in 2019 to RMB0.2 million in 2020. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2019 and 2020.
Net loss
As a result of the foregoing, our net loss increased by 91.8% from RMB48.0 million in 2019 to RMB92.0 million in 2020.

B.
Liquidity and Capital Resources
.
We had net cash used in operating activities of RMB55.5 million, RMB151.7 million and RMB121.6 million (US$19.1 million) in 2019, 2020 and 2021, respectively. Our primary sources of liquidity have been proceeds from issuance of equity securities in our initial public offering and private placements, customer advances, short-term and long-term bank loans. As of December 31, 2021, we had RMB312.0 million (US$49.0 million) in cash and cash equivalents and short-term investments, of which 8.5% were held in Renminbi and the remainder was held in U.S. dollars and other currencies. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.
On January 29, 2021, we completed the private placement for a new issuance of our Class A ordinary shares with a total cash consideration of US$40 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for at least the next 12 months. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In utilizing the proceeds we received from our initial public offering and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”
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
As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from our initial public offering into our PRC operations for research and development, selling and marketing, expanding production capacity and general corporate purposes within the business scopes of our PRC subsidiaries, the VIE and its subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(55,518)	(151,696)	(121,629)	(19,086)
Net cash used in investing activities	(10,988)	(66,209)	(33,401)	(5,241)
Net cash provided by financing activities	325,302	42,680	266,947	41,888
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,347	(6,264)	(5,067)	(794)

Net increase (decrease) in cash, cash equivalents and restricted cash	260,143	(181,489)	106,850	16,767
Cash, cash equivalents and restricted cash at the beginning of the year	61,519	321,662	140,173	21,996

Cash, cash equivalents and restricted cash at the end of the year	321,662	140,173	247,023	38,763

Operating Activities
Net cash used in operating activities in 2021 was RMB121.6 million (US$19.1 million). This amount was primarily attributable to net loss of RMB313.9 million (US$49.3 million), adjusted to add back certain non-cash
expenses, principally share-based compensation of RMB121.1 million (US$19.0 million), allowance for doubtful amounts of RMB56.5 million (US$8.9 million) and depreciation and amortization of RMB7.8 million (US$1.2 million), and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB36.0 million (US$5.6 million) in inventories in line with our business expansion, an increase of RMB13.0 million (US$2.0 million) in prepayments, and a decrease of RMB7.7 million (US$1.2 million) in accounts payable and offset mainly by a decrease of RMB39.3 million (US$6.2 million) in accounts receivable resulting from our efforts in collections from customers, a decrease of RMB1.3 million (US$0.2 million) in amount due from a related party, and an increase of RMB7.1 million (US$1.1 million) in contract liabilities, and an increase of RMB11.4 million (US$1.8 million) which was mainly due to an increase in employee benefits-related liabilities resulting from our increased employee headcount. The increases in inventories and prepayments and other current assets were all primarily due to the growth of our business.
Net cash used in operating activities in 2020 was RMB151.7 million. This amount was primarily attributable to net loss of RMB92.0 million, adjusted to add back certain non-cash
expenses, principally share-based compensation of RMB54.9 million and depreciation and amortization of RMB6.2 million, allowance for doubtful accounts of RMB13.3 million, and further adjusted downwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB134.7 million in accounts receivable resulting from our slower collections from customers due to
COVID-19
impacts in 2020, an increase of RMB29.3 million in inventories in line with our business expansion, an increase of RMB5.0 million in prepayments and other current assets, an increase of RMB2.6 million in amount due from a related party, an increase of RMB 16.2 million in other non-current
assets, and an increase of RMB2.4 million in contract liabilities, and partially offset by an increase of RMB26.6 million in accounts payable, a decrease of RMB13.5 million in cost and estimated earnings in excess of billings, an increase of RMB7.7 million in accrued expenses and other liabilities, a decrease of RMB4.3 million in unbilled revenue, and an increase of RMB3.7 million in deferred income. The increases in accounts receivable, inventories, amount due from a related party, prepayments and other current assets, other non-current
assets, contract liabilities, accounts payable and accrued expenses and other liabilities were all primarily due to the growth of our business. The decrease in cost and estimated earnings in excess of billings was primarily due to incremental billings and collection in connection with two completed smart city management projects. The increase in unbilled revenue was primarily due to certain services provided but unbilled. The increase in deferred income was primarily due to receipt of upfront payment of shared income from a third-party service provider.

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
Investing Activities
Net cash used in investing activities in 2021 was RMB33.4 million (US$5.2 million), mainly consisting of net purchase of short-term investments of RMB17.0 million (US$2.7 million) and purchase of property and equipment of RMB15.6 million (US$2.5 million) for Yunfu production facility.
Net cash used in investing activities in 2020 was RMB66.2 million, net purchase of short-term investments of RMB43.4 million, net loans to third parties of RMB13.9 million and purchase of property and equipment of RMB8.7 million.
Net cash used in investing activities in 2019 was RMB11.0 million, consisting of net purchase of short-term investments of RMB7.7 million and purchase of property and equipment of RMB2.7 million.
Financing Activities
Net cash provided by financing activities in 2021 was RMB266.9 million (US$41.9 million), primarily attributable to proceeds of RMB257.0 million (US$40.3 million) from issuance of Class A ordinary shares to a European asset management company in a private placement and net proceeds of RMB15.0 million (US$2.4 million) from bank loans.
Net cash provided by financing activities in 2020 was RMB42.7 million, primarily attributable to proceeds of RMB7.3 million from issuance of American depository shares pursuant to underwriters’ exercise of over-allotment option related to our initial public offering and proceeds of RMB40.0 million from issuance of mandatorily redeemable non-controlling
interests of a subsidiary.
Net cash provided by financing activities in 2019 was RMB325.3 million, primarily attributable to net proceeds of RMB252.9 million from our initial public offering, proceeds of RMB47.4 million from issuance of series C redeemable convertible preferred shares in February 2019 and proceeds of RMB30.0 million from a loan from a third party.
Capital Expenditures
Our capital expenditures, which consisted of purchase of property and equipment, acquisition of intangible assets and purchase of long-term investment, were RMB3.7 million, RMB9.1 million and RMB15.6 million (US$2.5 million) in 2019, 2020 and 2021, respectively. They were mainly used for the purchase of property and equipment for the establishment and installation of equipment at our own and new manufacturing facility in Yunfu. We plan to fund our future capital expenditures with our existing cash balance.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include operating lease commitments, short-term bank loans, long-term bank loans, mandatorily redeemable non-controlling interests and investment obligations.
Our operating lease commitments primarily represent our non-cancelable lease of offices and facilities for business operation. We lease offices under non-cancelable operating lease arrangements with initial terms in excess of one year.
Our mandatorily redeemable non-controlling interests primarily represent our obligations for the payment to the mandatorily redeemable non-controlling interest investment in a subsidiary.
We intend to fund our existing and future material cash requirements primarily with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of December 31, 2021:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Operating lease commitments	26,746	11,530	6,717	3,887	4,612
Short-term bank loans	10,179	10,179	—	—	—
Long-term bank loans	20,846	3,512	16,561	773	—
Mandatorily redeemable non-controlling interests	42,096	600	1,200	40,296	—
Investment obligations	9,800	6,300	3,500	—	—
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
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Off-Balance
Sheet Arrangements
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
Holding Company Structure
We are a holding company with no material operations on our own. We conduct our operations primarily through our WFOE, the VIE and their respective subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE, the VIE and their respective subsidiaries in China is required to set aside at least 10% of its after-tax
profits each year, if any, to contribute to certain statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital. As of December 31, 2021, the total registered capital of our WFOE, the VIE and their respective subsidiaries in China amounted to RMB1006.2 million (US$157.9 million), implying a maximum total amount of RMB503.1 million (US$79.0 million) in statutory reserve funds to be set aside from their after-tax
profits, if any. Our WFOE, the VIE and their respective subsidiaries in China had set aside a cumulative amount of RMB1.0 million (US$0.2 million) for such statutory reserve funds as of December 31, 2021. We believe that setting aside such additional amount will not have a material adverse impact on our business or liquidity because (i) a company is not required to set aside any amount for its statutory reserve fund until it has positive after-tax
profits; (ii) the amount to be set aside annually is only 10% of a company’s after-tax
profits, if any, and (iii) pursuant to the PRC Company Law, the statutory reserve funds can be used for offsetting a company’s losses, expanding its business operations and increasing its capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax
profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation
Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020 and 2021 were increases of 0.2% and 2.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.
Research and Development, Patents and Licenses, etc
.
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

E.
Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2021 for more information on our critical accounting policies.
Allowance for doubtful accounts
We make estimates of allowance for doubtful accounts receivable based upon assessment of various factors, including specific evidence indicating troubled collection, historical experience, accounts aging and other factors that may affect its ability to collect from the customers. Losses on allowance for doubtful accounts are recorded as general and administrative expenses on the consolidated statements of comprehensive income.
We apply management’s judgments and estimates when determining the allowance for doubtful accounts to be recognized. We reassess the allowance at each balance sheet date. Where the basis of judgments and estimates is different from the initial assessment, such differences will impact the allowance for doubtful accounts and the carrying values of the accounts receivable in the year. As of December 31, 2020 and 2021, we assessed the ending balance of allowance for doubtful accounts to be RMB10.1 million and RMB69.4 million (US$10.9 million), respectively. The significant increase was based on our assessment as of December 31, 2021, with our judgments and estimates that the impacts from the continuous COVID-19 epidemic and control measures in China adversely affected the business of customers and the ability to collect from the customers. Changes in these estimates and assumptions could materially affect the allowance losses.
Valuation allowance for deferred tax assets
We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred tax assets will not be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Item 6.	Directors, Senior Management and Employees
A.
Directors and senior management.
The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huazhi Hu	45	Founder, Chairman and Chief Executive Officer
Haoxiang Hou	33	Independent Director
Conor Chia-hung Yang	59	Independent Director
Dongming Wu	58	Independent Director
Xin Fang	47	Chief Operating Officer
Richard Jian Liu	47	Chief Financial Officer
Edward Huaxiang Xu	46	Chief Strategy Officer
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
Mr.
 Conor Chia-hung Yang
has served as our director since December 2019. Mr. Yang is the chief financial officer of TalkingData Group Holding Limited since December 2021. Prior to joining us, Mr. Yang was a co-founder
of Black Fish Financial Group Limited and served as its president from November 2017 to February 2021. Mr. Yang was the chief financial officer of Tuniu Corporation (Nasdaq: TOUR) from January 2013 to November 2017, the chief financial officer of
E-Commerce
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
(Nasdaq: IMAB) and iQIYI, Inc. (Nasdaq: IQ). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles in 1992.
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
Mr.
 Xin Fang
has served as our chief operating officer since February 2022. Prior to joining us, Mr. Fang served as the Chairman of the Board of Directors of Wuning Xinyihang Investment Development Co., Ltd. Mr. Fang is a seasoned business leader with more than 20 years of business administration and operational experience. He has a track record of success in the fields of sales of IT product and system integration solutions, tourism operation and management, tourism real estate development, etc. Mr. Fang will be in charge of the company’s daily operations, with a focus on sales of EHang AAV products and solutions, and the commercialization of UAM services. He obtained his master’s degree in business administration from Nanchang University in 2013.
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

B.
Compensation
.
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB2.8 million (US$0.4 million) in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
2015 Share Incentive Plan
Our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan pursuant to all awards under the 2015 Plan is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2022, 589,250 restricted share units and 53,737 share options were outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.
The following paragraphs describe the principal terms of the 2015 Plan.
Types of Awards.
The 2015 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration
. Our board of directors or a committee of one or more members of the board of directors will administer the 2015 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.
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
2019 Share Incentive Plan
Our board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2019 Plan became effective upon the completion of the Company’s initial public offering in 2019. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan pursuant to all awards under the 2019 Plan is 6,440,855 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2022, 3,331,120 restricted share units were outstanding under the 2019 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.
The following paragraphs describe the principal terms of the 2019 Plan.
Types of Awards.
The 2019 Plan permits the awards of options, restricted shares and restricted share units.
Plan Administration
. Our board of directors or a committee of one or more members of the board of directors will administer the 2019 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.
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
The following table summarizes, as of March 31, 2022, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were settled, forfeited or cancelled after the relevant grant dates.

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
As of March 31, 2022, our employees other than members of our senior management as a group held 2,142,870 restricted share units.
C.
Board Practices.
Board of Directors
Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, and (b) if such contract or transaction, or proposed contract or transaction is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.

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
Audit Committee
. Our audit committee consists of Conor Chia-hung Yang, Dongming Wu and Haoxiang Hou. Conor Chia-hung Yang is the chairman of our audit committee. We have determined that each of Conor Chia-hung Yang, Dongming Wu and Haoxiang Hou satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule
10A-3
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
D.
Employees
.
We had 240, 227 and 326 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had 299 employees in Guangzhou, 13 employees in Yunfu, 4 employees in Xi’an, 2 employees in Beijing and 8 employees outside China. The following table sets forth the number of our employees categorized by function as of December 31, 2021:

Function	Number	% of Total Employees
Research and product development department	189	58.0%
Marketing and sales department	61	18.7%
General administration department	76	23.3%
Total number of employees	326	100%
We also had 74, 68 and 113 full-time contractors who are involved in the manufacturing of our AAVs as of December 31, 2019, 2020 and 2021, respectively.
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
Our success depends on our ability to attract, retain and motivate qualified employees that share our values and vision. We believe that we maintain a good working relationship with our employees. As of the date of this annual report, we have no material labor disputes and we believe that we maintain a good working relationship with our employees

E.
Share Ownership.
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.
The calculations in the table below are based on 74,554,137 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 40,136,560 Class B ordinary shares outstanding as of March 31, 2022.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2022, including through the exercise of any restricted share unit, option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as- Converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers:**
Huazhi Hu (1)	3,270,258	40,136,560	43,406,818	37.8%	85.0%
Haoxiang Hou (2)	*	—	*	*	*
Conor Chia-Hung Yang (3)	*	—	*	*	*
Dongming Wu (4)	*	—	*	*	*
Xin Fang	—	—	—	—	—
Richard Jian Liu (5)	1,575,000	—	1,575,000	1.4%	0.3%
Edward Huaxiang Xu (6)	*	—	*	*	*
All Directors and Executive Officers as a Group	5,286,495	40,136,560	45,423,055	39.6%	85.4%
Principal Shareholder:
Genesis Rising Limited (7)	2,600,000	40,136,560	42,736,560	37.3%	84.9%

Notes:
*	Less than 1% of our total outstanding shares.
**
Messrs. Huazhi Hu, Xin Fang, Richard Jian Liu and Edward Huaxiang Xu’s business address is Building C, Yixiang Technology Park, No. 72 Nanxiang Second Road, Huangpu District, Guangzhou 510700, People’s Republic of China. Mr. Haoxiang Hou’s business address is 40/F, One Lujiazui, No. 68 Yin Cheng Road, Pudong District, Shanghai, People’s Republic of China. Mr. Dongming Wu’s business address is No. 18 Rong Hua South Road, Beijing Economic-Technological Development Area, Daxing District, Beijing, People’s Republic of China.

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
basis.

(1)
Represents (i) 2,600,000 Class A ordinary shares and 40,136,560 Class B ordinary shares beneficially owned by Genesis Rising Limited, a British Virgin Islands company, and (ii) 335,129 ADSs, representing 670,258 Class A ordinary shares, directly held by Mr. Huazhi Hu. Genesis Rising Limited is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents Class A ordinary shares beneficially owned by Mr. Haoxiang Hou.
(3)	Represents Class A ordinary shares beneficially owned by Mr. Conor Chia-Hung Yang.
(4)
Represents Class A Ordinary Shares beneficially owned by Mr. Dongming Wu, including Class A ordinary shares underlying share options and restricted share units held by Mr. Dongming Wu that have vested as of March 31, 2022 or will vest within 60 days after March 31, 2022.

(5)
Represents 1,575,000 Class A ordinary shares beneficially owned by JM Elegance Holdings Limited, a British Virgin Island company that is wholly owned by Mr. Richard Jian Liu. The registered address of JM Elegance Holdings Limited is Drake Chambers, P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(6)	Represents Class A ordinary shares beneficially owned by Mr. Edward Huaxiang Xu, including those underlying vested restricted share units held by Mr. Edward Huaxiang Xu.
(7)
Represents 2,600,000 Class A ordinary shares and 40,136,560 Class B ordinary shares beneficially owned by Genesis Rising Limited, a British Virgin Islands company. Genesis Rising Limited is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2022, 70,146,490 of our Class A ordinary shares were held by six record holders in the United States, including a total of 70,146,486 Class A ordinary shares held by The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transaction
A.
Major Shareholders
.
Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”
B.
Related Party Transactions.
Contractual Arrangements with the VIE and its Shareholders
Please refer to “Item 4. Information on the Company—C. Organizational Structure.”
In October 2020, the VIE paid a guarantee deposit of RMB2.6 million (US$0.4 million) to a court in Guangzhou, China to lift a judicial freeze on certain equity interests of the VIE, which were then nominally held under the name of our founder and director, Mr. Huazhi Hu. The judicial freeze was placed in connection with an arbitration in which Mr. Hu was named as a party. As of December 31, 2021, the judicial freeze had been lifted and the VIE has collected the deposit.
As of December 31, 2021, we had amount due from a related party of RMB1.4 million (US$0.2 million). The amount represented receivables relating to sale of autonomous aerial vehicles owed by Guangzhou Yitong Zhihang Technology Co., Ltd., an equity investee over whom we have significant influence.

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
Demand Registration Rights
. At any time after the earlier of (i) the third (3rd) anniversary of the date of the agreement or (ii) six (6) months following the effectiveness of a registration statement for a qualified initial public offering, holders of at least twenty-five percent (25%) of the registrable securities then outstanding have the right to demand that we file a registration statement covering all registrable securities that the holders request to be registered and included in such registration by written notice. Other than as required by the underwriters in connection with our initial public offering, at least fifty percent (50%) of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if the board of directors determines in its good faith judgment that it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. We are not obligated to effect more than two demand registrations. We are obligated to effect no more than one (1) demand registrations, other than demand registration to be effected pursuant to registration statements on Form
F-3,
for which an unlimited number of demand registrations shall be permitted.
Registration on Form
F-3
or Form
S-3
. Any holder is entitled to request us to file a registration statement on Form
F-3
or Form
S-3
if we qualify for registration on Form
F-3
or Form
S-3.
The holders are entitled to an unlimited number of registrations on Form
F-3
or Form
S-3.
We shall effect the registration of the securities on Form
F-3
as soon as practicable, except in certain circumstances.
Piggyback Registration Rights
. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriter(s) of any underwritten offering determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and (iii) third, to other holders of our securities.
Expenses of Registration
. We will bear all registration expenses, other than underwriting discounts and selling commissions.
Termination of Registration Rights
. Our shareholders’ registration rights will terminate upon the earlier of (i) the fifth (5th) anniversary of a qualified initial public offering, (ii) as to any shareholder when the shareholder together with its affiliates can sell all of its shares subject to registration rights in reliance on Rule 144 without transfer restrictions, and (iii) after the consummation of any liquidation, dissolution or winding up of us.

Employment Agreements and Indemnification Agreements
Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2015 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Share Incentive Plan.”
Transactions with Directors and Executive Officers
In March 2018, we provided a short-term loan in the amount of RMB425,000 to a company controlled by our founder and director, Mr. Huazhi Hu. The loan was repaid in January 2019.
In January 2019, we provided a short-term loan in the amount of RMB425,000 to Mr. Huazhi Hu. The loan was repaid in November 2019.
C. I
nterests of Experts and Counsel
.
Not applicable.

Item 8.	Financial Information
A.
Consolidated Statements and Other Financial Information.
Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.
Legal Proceedings
From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark, patent infringement, bankruptcy and other matters. Other than as described in this annual report, we are not a party to any material ongoing legal or administrative proceedings.
Between February 17 and 26, 2021, three federal securities class action lawsuits (captioned
Amberber v. EHang Holdings Limited, et al.
, Case No.
1:21-cv-01392-GBD
(S.D.N.Y., filed Feb. 17, 2021),
Chaumont v. EHang Holdings Limited, et al.
, Case No.
1:21-cv-01526-GBD
(S.D.N.Y., filed Feb. 19, 2021), and
Klein v. EHang Holdings Limited, et al.
, Case No.
2:21-cv-01811-JFW-PVC
(C.D. Cal., filed Feb. 26, 2021)) were filed by purported holders of our ADSs in federal court. The complaints asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally allege that our company and certain of our officers made false and misleading statements regarding the status of its urban air mobility business, its international and domestic regulatory approvals, its relationships with major customers, and its manufacturing facilities. The complaints name as defendants our company and certain of our officers. In addition to costs and attorneys’ fees, the complaints seek compensatory and punitive damages. We believe these claims are without merit and intend to vigorously defend against them. These lawsuits were consolidated into a single class action lawsuit under the caption In re EHang Holdings Ltd. Securities Litigation
1.21-CV-01392-GBD-GWG
(S.D.N.Y., filed Feb. 19, 2021), and a lead plaintiff and lead counsel were selected on February 10, 2022. The lead plaintiff filed an amended complaint on April 25, 2022, making similar allegations as those in the previous complaints. Defendants will file a motion to dismiss the amended complaint in June 2022. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Our former German subsidiary, EHang GmbH, filed for bankruptcy in July 2017 and our former U.S. subsidiary, EHang, Inc., filed a voluntary Chapter 7 bankruptcy petition in December 2017. These entities were initially established as sales offices, and were closed after we decided to exit the consumer drone market in these two countries. These two entities were deconsolidated in 2017. The bankruptcy proceedings for EHang, Inc. have been settled. The bankruptcy procedures of EHang GmbH are ongoing but we have no direct liability for the claims related to such bankruptcy procedures.
A former employee of our former U.S. subsidiary, EHang, Inc., filed a civil lawsuit against EHang Holdings Limited and the VIE in the United States District Court for the Northern District of California. The plaintiff alleged that he was entitled to receive restricted share units from us. The case was set for a jury trial starting from April 1, 2022. As of the filing of this annual report, no judgment has been entered by the court.
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
Significant Changes
.
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing.
A.
Offer and Listing Details
.
See “—C. Markets.”
B.
Plan of Distribution
.
Not applicable.
C.
Markets
.
Our ADSs, each represents two Class A ordinary shares, have been listed on the Nasdaq Global Market since December 12, 2019, under the symbol “EH.”

D.
Selling Shareholders
.
Not applicable.
E.
Dilution
.
Not applicable.
F.
Expenses of the Issue
.
Not applicable.

Item 10.	Additional Information.
A.
Share Capital
.
Not applicable.
B.
Memorandum and Articles of Association
.
The following are summaries of material provisions of our currently effective fifth amended and restated memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company
. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
Ordinary Shares
. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings.
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares in any event. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by their holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person other than our founder or an affiliate controlled by our founder, each such Class B ordinary share shall be automatically and immediately converted into one of Class A ordinary share.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights
. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to a vote on a poll at general meetings of our company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.
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
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise subject to any rights or restrictions for the time being attached to any class), may only be materially adversely varied with the consent in writing of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia
, the creation or issue of further shares ranking
pari passu
with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. Further, the rights the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions
. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
Mergers and Similar Arrangements
. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
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
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
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
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
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
Indemnification of Directors and Executive Officers and Limitation of Liability
. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
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
Directors’ Fiduciary Duties
. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
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
Shareholder Action by Written Resolution
. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate not less than one-third
of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors
. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.
Transactions with Interested Shareholders
. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
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
Dissolution; Winding up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
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
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents
. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of
Non-resident
or Foreign Shareholders
. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.
C.
Material Contracts
.
Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.
D.
Exchange Controls
.
See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Exchange.”
E.
Taxation
.
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
Passive Foreign Investment Company Rules
A
non-U.S.
corporation, such as our company, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of our ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.
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
F.
Dividends and Paying Agents
.
Not applicable.
G.
Statement by Experts.
Not applicable.
H.
Documents on Display
.
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
I.
Subsidiary Information
.
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.
Foreign Currency Exchange Rate Risk
As of December 31, 2021, a majority of our revenues and expenses were denominated in RMB. We expect that in the future a substantial portion of our revenues will be denominated in foreign currencies as our business and operations expand in overseas markets. As a result, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies. In addition, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
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
Our exposure to interest rate risk primarily relates to excess cash invested in short-term investments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Item 12.	Description of Securities Other than Equity Securities.
A.
Debt Securities
.
Not applicable.
B.
Warrants and Rights
.
Not applicable.
C.
Other Securities
.
Not applicable.
D.
American Depositary Shares
.
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
An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Persons depositing or withdrawing shares or ADS holders must pay	For

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay	For

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2021, we received nil in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.
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
The registration statement was declared effective by the SEC on December 11, 2019. For the period from the effective date of the registration statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$5.9 million, which included US$2.8 million in underwriting discounts and commissions for the initial public offering and approximately US$3.1 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$37.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.
For the period from December 11, 2019, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we used all of the net proceeds from our initial public offering for investment in business operations, research and development, and for general corporate purpose.
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
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective because of the material weaknesses in our internal control over financial reporting described in this annual report. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules
13a-15(f)
under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021, due to the material weaknesses in our internal control over financial reporting described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2021 were (i) the lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, (ii) the lack of sufficient controls for properly tracking the shipping records of the AAVs, and (iii) the lack of monitoring of the collection of accounts receivable on a timely basis.
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

Attestation Report of the Registered Public Accounting Firm
As a company with less than US$1.07 billion in revenues for fiscal year of 2021, we qualify as an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). Therefore, no attestation report by our independent registered public accounting firm regarding our internal control over financial reporting is included in this annual report.
Changes in Internal Control over Financial Reporting
In preparing our consolidated financial statements as of and for the years ended December 31, 2020 included in our annual report on Form
20-F
for the year ended December 31, 2020, we identified three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weaknesses arose from our (i) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, (ii) lack of sufficient controls for properly tracking the shipping records of the AAVs, and (iii) lack of monitoring of the collection of accounts receivable on a timely basis. We have implemented the following measures to remediate these identified material weaknesses, including (i) we hired additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience; (ii) we provided continuous and appropriate training to the accounting and financial reporting personnel, especially the training related to U.S. GAAP, and SEC rules and regulations; (iii) we developed a set of accounting policies, which document the current U.S. GAAP accounting standards and technical accounting guidance that are applicable to our business; (iv) we formalized a period-end closing process to prepare financial statements and related disclosures in compliance with U.S. GAAP and SEC financial reporting requirements; (v) we replaced the logistics service provider with a reputable vendor and further implemented a number of controls for recording and tracking the shipping records of AAVs accurately and timely; and (vi) we further strengthened finance department’s monitoring control over the collection of accounts receivable through quarterly assessment with sales department.
The implementation of the foregoing measures did not fully remediate the material weaknesses in internal control over financial reporting, and our management concluded that the aforementioned three material weaknesses still exist as of December 31, 2021.
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
http://ir.ehang.com
.

Item 16C.	Principal Accountant Fees and Services.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP (“EY”), our previous principal external auditors, for the fiscal year ended December 31, 2020 and by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), who succeeded EY to become the principal external auditors of our consolidated financial statements on November 29, 2021, for the fiscal year ended December 31, 2021.

	For the Year Ended December 31,
	2020	2021 (2)
	(RMB in thousands)
Audit fees (1)	5,600	9,554

Total	5,600	9,554

Notes:
(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

(2)	The fees for 2021 are fees payable to PwC and EY. See also “Item 16F. Change in Registrant’s Certifying Accountant.”
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
(a) Previous independent registered public accounting firm
(i) On November 26, 2021, Ernst & Young Hua Ming LLP (“EY”) did not stand for re-election as our independent registered public accounting firm and the decision was not made due to any disagreements between us and EY.
(ii) The reports of EY on our consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii) During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period preceding November 26, 2021, there have been no disagreements (as defined in Item 16F(a)(1)(iv) of Form
20-F
and the related instructions therein) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods.
(iv) During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period preceding November 26, 2021, there have been no “reportable events” (as that term is described in Item 16F(a)(1)(v) of Form
20-F),
other than the material weaknesses in our internal control over financial reporting reported in our 2019 and 2020 annual reports on Form 20-F filed with the U.S. Securities and Exchange of Commission on April 20, 2020 and June 15, 2021, respectively.
(v) We provided a copy of this disclosure in Item 16F to EY and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated April 28, 2022, is filed hereto as Exhibit 16.1.
(b) New independent registered public accounting firm
On November 29, 2021, we engaged PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our new independent registered public accounting firm. During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period prior to engaging PwC, neither we nor anyone on our behalf consulted PwC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by PwC that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form
20-F
and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements.
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements.
Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234411)filed with the SEC on October 31, 2019)

2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of December 11, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.4	Second Amended and Restated Shareholders’ Agreement, dated as of December 27, 2016, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39151) filed with the SEC on April 20, 2020)

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.3	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.5	English translation of the Shareholders Voting Proxy Agreement and Power of Attorney among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated October 21, 2020 (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.6	English translation of the Share Pledge Agreements among EHang Intelligent and shareholders of EHang GZ dated October 21, 2020 (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

Exhibit Number	Description of Document

4.7	English translation of the Exclusive Consulting and Service Agreement and the Exclusive Services Agreement between EHang Intelligent and EHang GZ dated January 29, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.8	English translation of the Amendment to Exclusive Consulting and Service Agreement between EHang Intelligent and EHang GZ dated November 30, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.9
English translation of the Exclusive Option Agreement among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated October 21, 2020 (incorporated herein by reference to Exhibit 4.9 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.10	English translation of the Special Agreement on the Capital Increase of EHang GZ among EHang Intelligent, EHang GZ and shareholders of EHang GZ dated February 22, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.11
English translation of the Amendments to the Special Agreement on the Capital Increase of EHang GZ among EHang Intelligent, EHang GZ, Huazhi Hu, Yifang Xiong and shareholders of EHang GZ dated September 7, 2020 and October 21, 2020, respectively (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.12	English translation of the Distribution Agreement between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated February 1, 2019 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234411) with the SEC on October 31, 2019)

4.13	English translation of the Sales Contract between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated February 1, 2019 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.14	English translation of the Sales Contract between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated June 3, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.15	English translation of the Sales Plan between EHang Intelligent and Shanghai Kunxiang Intelligent Technology Co., Ltd. dated August 29, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234411)filed with the SEC on October 31, 2019)

4.16	Subscription Agreement, dated as of January 27, 2021, between the Registrant and certain funds advised by Carmignac (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001- 39151) filed with the SEC on June 15, 2021)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of AllBright Law Offices

15.4*	Consent of Maples and Calder (Hong Kong) LLP

16.1*	Letter from EY addressed to the Securities and Exchange Commission dated April 28, 2022

101.INS*	Inline XBRL Instance Document (the cover page XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHang Holdings Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 28, 2022

EHANG HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of EHang Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of EHang Holdings Limited and its subsidiaries (the “Company’) as of December 31, 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/
PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 28, 2022
We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of EHang Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of EHang Holdings Limited (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor from 2018 to 2021.
Shanghai, the People’s Republic of China
June 15, 2021

EHANG HOLDINGS LIMITED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

			As of December 31,
	Note		2020	2021
			RMB	RMB	US$
					Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents			137,840	246,863	38,738
Restricted cash	2	(g)	2,333	160	25
Short-term investments	4		49,271	65,108	10,217
Accounts receivable, net of allowance of RMB10,051 and RMB69,417 (US$10,893) as of December 31, 2020 and 2021, respectively	5		163,146	56,189	8,817
Cost and estimated earnings in excess of billings	2	(k)	717	—	—
Inventories	6		47,094	78,075	12,252
Prepayments and other current assets	7		21,421	29,395	4,614
Amount due from a related party	17		2,639	1,360	213

Total current assets			424,461	477,150	74,876

Non-current assets
Property and equipment, net	8		20,869	33,821	5,307
Intangible assets, net			1,062	745	117
Long-term loans receivable	9		14,934	15,208	2,386
Long-term investments	10		2,919	6,143	964
Other non-current assets			20,304	2,367	371

Total non-current assets			60,088	58,284	9,145

Total assets			484,549	535,434	84,021

EHANG HOLDINGS LIMITED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				Note 2(e)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the
Co
mpan
y
of RMB28,261 and RMB23,755 (US$3,728) as of December 31, 2020 and 2021, respectively)

Short-term bank loans	1 2	15,000	10,000	1,569
Accounts payable		53,147	45,560	7,149
Contract liabilities		7,492	14,831	2,327
Current portion of long-term bank loans	12	—	3,000	470
Accrued expenses and other liabilities	11	81,578	61,851	9,706
Deferred income		750	733	115
Deferred government subsidies		80	468	73
Income taxes payable		—	4	1

Total current liabilities		158,047	136,447	21,410

Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Co mpany of RMB588 and RMB9,588 (US$1,504) as of December 31, 2020 and 2021, respectively)
Long-term bank loans	12	—	17,000	2,668
Mandatorily redeemable non-controlling interests	13	40,000	40,000	6,277
Deferred tax liabilities	16	292	292	46
Unrecognized tax benefit	16	5,480	5,480	860
Deferred income		2,970	2,169	340
Deferred government subsidies		60	—	—

Total non-current liabilities		48,802	64,941	10,191

Total liabilities		206,849	201,388	31,601

Commitments and Contingencies	23

EHANG HOLDINGS LIMITED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				Note 2(e)

Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 1,904,577,337shares authorized, 64,688,479 shares issued and 64,634,743 shares outstanding as of December 31, 2020; 1,904,577,337 shares authorized, 74,309,007 shares issued and 73,723,637 shares outstanding as of December 31, 2021)	19	44	50	8
Class B ordinary shares (US$0.0001 par value; 45,422,663 shares authorized, 44,992,555 shares issued and outstanding as of December 31, 2020; 45,422,663 shares authorized, 40,136,560 shares issued and outstanding as of December 31, 2021)	19	28	25	4
Additional paid-in capital		1,081,299	1,459,374	229,008
Statutory reserves		1,035	1,191	187
Accumulated deficit		(808,038)	(1,122,153)	(176,090)
Accumulated other comprehensive income (loss)	19	1,950	(5,886)	(924)

Total EHang Holdings Limited shareholders’ equity		276,318	332,601	52,193
Non-controlling interests		1,382	1,445	227

Total shareholders’ equity		277,700	334,046	52,420

Total liabilities and shareholders’ equity		484,549	535,434	84,021

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDINGS LIMITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

		For the year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
					Note 2(e)

Revenues:
Products	14	90,843	176,060	54,923	8,619
Services	14	30,971	4,033	1,884	295

Total revenues		121,814	180,093	56,807	8,914

Cost of revenues:
Products		(38,847)	(72,082)	(19,991)	(3,137)
Services		(11,749)	(1,832)	(786)	(123)

Total cost of revenues		(50,596)	(73,914)	(20,777)	(3,260)

Gross profit		71,218	106,179	36,030	5,654
Operating expenses:
Sales and marketing expenses		(26,855)	(37,186)	(43,229)	(6,784)
General and administrative expenses		(36,948)	(61,613)	(187,388)	(29,405)
Research and development expenses		(57,167)	(105,252)	(137,148)	(21,522)

Total operating expenses		(120,970)	(204,051)	(367,765)	(57,711)
Other operating income		3,407	6,576	11,199	1,757

Operating loss		(46,345)	(91,296)	(320,536)	(50,300)
Other income (expense)
Interest and investment income		883	3,795	5,143	807
Interest expenses		(837)	(2,337)	(1,803)	(283)
Foreign exchange gain (loss)		109	(333)	(827)	(130)
Other income		440	1,227	6,086	955
Other expenses		(1,416)	(3,127)	(1,549)	(243)

Total other (expense) income		(821)	(775)	7,050	1,106
Loss before income tax and (loss) income from equity method investment		(47,166)	(92,071)	(313,486)	(49,194)

Income tax expenses	16	(754)	(206)	(134)	(21)

Loss before (loss) income from equity method investment		(47,920)	(92,277)	(313,620)	(49,215)
(Loss) income from equity method investment		(74)	236	(276)	(43)

Net loss		(47,994)	(92,041)	(313,896)	(49,258)

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

		For the year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
					Note 2(e)

Net loss		(47,994)	(92,041)	(313,896)	(49,258)
Net loss (income) attributable to non-controlling interests		(551)	4,422	(63)	(10)

Net loss attributable to EHang Holdings Limited		(48,545)	(87,619)	(313,959)	(49,268)

Modification of redeemable convertible preferred shares	18	(9,986)	—	—	—
Accretion to redemption value of redeemable convertible preferred shares	18	(17,262)	—	—	—

Net loss attributable to ordinary shareholders		(75,793)	(87,619)	(313,959)	(49,268)

Net loss per ordinary share:
Basic and diluted	20	(1.24)	(0.80)	(2.78)	(0.44)
Net loss per ADS (2 ordinary shares equal to 1 ADS):
Basic and diluted	20	(2.48)	(1.60)	(5.56)	(0.88)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	20	61,136	109,563	112,985	112,985
Other comprehensive income (loss)
Foreign currency translation adjustments , net of nil tax	19	1,346	(9,974)	(6,107)	(958)
Unrealized (realized) gains on available-for-sale investments, net of nil tax	19	—	1,729	(1,729)	(271)

Total other comprehensive income (loss), net of tax		1,346	(8,245)	(7,836)	(1,229)
Comprehensive loss		(46,648)	(100,286)	(321,732)	(50,487)
Comprehensive (income) loss attributable to non-controlling interests		(551)	4,422	(63)	(10)

Comprehensive loss attributable to EHang Holdings Limited		(47,199)	(95,864)	(321,795)	(50,497)

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share data and per ADS data)

	Note	Number of ordinary shares	ordinary shares RMB	Additional paid-in capital RMB	Accumulated other comprehensive income RMB	Statutory reserves RMB	Accumulated deficit RMB	EHang Holdings Limited shareholders’ (deficit) equity RMB	Non- controlling interests RMB	Total shareholders’ (deficit) equity RMB
Balance as of December 31, 2018		56,791,800	35	89,160	8,849	485	(644,076)	(545,547)	3,230	(542,317)
Net loss		—	—	—	—	—	(48,545)	(48,545)	551	(47,994)
Issuance of ordinary shares for the vested restricted share units		7,207,335	5	—	—	—	—	5	—	5
Conversion of convertible preferred shares to ordinary shares	18	39,058,101	28	678,654	—	—	—	678,682	—	678,682
Issuance of Class A ordinary shares in connection with initial public offering (“IPO”)		6,400,000	4	238,130	—	—	—	238,134	—	238,134
Share-based compensation	15	—	—	14,747	—	—	—	14,747	—	14,747
Modification of redeemable convertible preferred shares	18	—	—	—	—	—	(9,986)	(9,986)	—	(9,986)
Accretion to redemption value of redeemable convertible shares	18	—	—	—	—	—	(17,262)	(17,262)	—	(17,262)
Other comprehensive income	19	—	—	—	1,346	—	—	1,346	—	1,346
Appropriation of statutory reserves		—	—	—	—	550	(550)	—	—	—

Balance as of December 31, 2019		109,457,236	72	1,020,691	10,195	1,035	(720,419)	311,574	3,781	315,355

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share data and per ADS data)

		Class A ordinary shares		Class B ordinary shares
	Note	Number of ordinary shares	Amount RMB	Number of ordinary shares	Amount RMB	Additional paid-in capital RMB	Accumulated other comprehensive income RMB	Statutory reserves RMB	Accumulated deficit RMB	Total shareholders’ equity RMB	Non- controlling interests RMB	Total shareholders’ equity RMB
Balance as of December 31, 2019		64,034,573	44	45,422,663	28	1,020,691	10,195	1,035	(720,419)	311,574	3,781	315,355
Issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	19	170,062	—	—	—	5,751	—	—	—	5,751	—	5,751
Class B ordinary Shares converted to Class A ordinary shares		430,108	—	(430,108)	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(87,619)	(87,619)	(4,422)	(92,041)
Share-based compensation	15	—	—	—	—	54,857	—	—	—	54,857	—	54,857
Issuance of subsidiaries’ equity to non-controlling interest holders		—	—	—	—	—	—	—	—	—	2,023	2,023
Other comprehensive loss	19	—	—	—	—	—	(8,245)	—	—	(8,245)	—	(8,245)

Balance as of December 31, 2020		64,634,743	44	44,992,555	28	1,081,299	1,950	1,035	(808,038)	276,318	1,382	277,700

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
	Note	Number of ordinary shares	Amount RMB	Number of ordinary shares	Amount RMB	Additional paid-in capital RMB	Accumulated other comprehensive income (loss) RMB	Statutory reserves RMB	Accumulated deficit RMB	Total shareholders’ equity RMB	Non- controlling interests RMB	Total shareholders’ equity

Balance as of December 31, 2020		64,634,743	44	44,992,555	28	1,081,299	1,950	1,035	(808,038)	276,318	1,382	277,700
Issuance of Class A ordinary shares pursuant to a private placement	19	1,230,769	1	—	—	256,944	—	—	—	256,945	—	256,945
Issuance of ordinary shares to the depository bank	19	2,500,000	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for the vested restricted share units	19	3,002,130	2	—	—	—	—	—	—	2	—	2
Settlement of vested restricted share units with shares held by the depositary bank	19	(1,914,630)	—	—	—	—	—	—	—	—	—	—
Class B ordinary shares converted to Class A ordinary shares	19	4,855,995	3	(4,855,995)	(3)	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(313,959)	(313,959)	63	(313,896)
Share - based compensation	15	—	—	—	—	121,131	—	—	—	121,131	—	121,131
Other comprehensive loss	19	—	—	—	—	—	(7,836)	—	—	(7,836)	—	(7,836)
Appropriation of statutory reserve		—	—	—	—	—	—	156	(156)	—	—	—

Balance as of December 31, 2021		74,309,007	50	40,136,560	25	1,459,374	(5,886)	1,191	(1,122,153)	332,601	1,445	334,046

Balance as of December 31, 2021 (US$)	2(e)	74,309,007	8	40,136,560	4	229,008	(924)	187	(176,090)	52,193	227	52,420

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDING LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss		(47,994)	(92,041)	(313,896)	(49,258)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		5,673	6,192	7,773	1,220
Deferred income tax (benefit) expense	16	(49)	184	—	—
Share-based compensation	15	14,747	54,857	121,131	19,009
Loss on disposal of intangible assets		—	72	—	—
Loss on disposal of property and equipment	2(m)	28	456	820	129
Gain on disposal of long-term investment		—	(288)	—	—
Interest and investment income	4	—	—	(1,367)	(215)
Loss from an equity method investment		74	52	276	43
Impairment of long-lived assets	2(o)	—	—	1,627	255
Allowance for doubtful accounts		619	13,313	56,517	8,869
Foreign exchange loss		—	—	827	130
Changes in operating assets and liabilities:
Accounts receivable		(39,035)	(134,678)	39,336	6,173
Unbilled revenue	14	(4,807)	4,281	2,800	439
Cost and estimated earnings in excess of billings		4,199	13,495	—	—
Inventories		(12,305)	(29,269)	(35,967)	(5,644)
Prepayments and other current assets		(5,771)	(5,001)	(12,972)	(2,036)
Amounts due from a related party	17	—	(2,639)	1,279	201
Other non-current assets		20	(16,155)	—	—
Accounts payable		10,358	26,611	(7,748)	(1,216)
Contract liabilities		4,011	(2,426)	7,051	1,106
Accrued expenses and other liabilities		14,187	7,667	11,370	1,784
Deferred income		—	3,720	(60)	(9)
Deferred government subsidies		(80)	(80)	(430)	(67)
Income taxes payable		5	(5)	4	1
Unrecognized tax benefits	1 6	602	(14)	—	—

Net cash flow used in operating activities		(55,518)	(151,696)	(121,629)	(19,086)

CASH FLOWS FROM INVESTING ACTIVITIES
Deconsolidation of a subsidiary		—	(54)	—	—
Purchase of short-term investments		(113,404)	(115,364)	(157,761)	(24,756)
Proceeds from maturities of short-term investments		105,730	71,996	140,756	22,088
Purchase of property and equipment		(2,740)	(8,742)	(15,645)	(2,455)
Proceeds from disposal of property and equipment		—	192	—	—
Acquisition of intangible assets		(999)	(337)	(51)	(8)
Cash paid for long-term investment		—	—	(700)	(110)
Loans to third parties		—	(53,900)	—	—
Repayment of loan to a third party	9	—	40,000	—	—
Loan to a related party	17	(425)	—	—	—
Repayment of loan to a related party	17	850	—	—	—

Net cash flow used in investing activities		(10,988)	(66,209)	(33,401)	(5,241)

EHANG HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term bank loans	1 2	5,000	15,000	10,000	1,569
Repayment of short-term bank loans	1 2	(5,000)	(5,000)	(15,000)	(2,354)
Proceeds from long-term bank loans	12	—	—	20,000	3,138
Proceeds from loans from third parties	1 1	30,000	—	—	—
Repayment of loans from third parties	1 1	(5,000)	(2,000)	(5,000)	(785)
Proceeds from mandatorily redeemable non-controlling interests of a subsidiary	13	—	40,000	—	—
Proceeds from issuance of a subsidiary’s equity to non-controlling interest holders		—	2,023	—	—
Shares issued upon vesting of restricted share units		5	—	2	—
Proceeds from IPO, net of issuance costs		252,861	—	—	—
Proceeds from issuance of Class A ordinary shares, net of issuance costs		—	7,313	256,945	40,320
Proceeds from issuance of Series C redeemable convertible preferred shares		47,436	—	—	—
Payment of underwriters’ exercise of over-allotment option’s issuance costs		—	(750)	—	—
Payment of issuance costs for IPO		—	(13,906)	—	—

Net cash provided by financing activities		325,302	42,680	266,947	41,888

Effect of exchange rate changes on cash, cash equivalents and restricted cash		1,347	(6,264)	(5,067)	(794)

Net increase (decrease) in cash, cash equivalents and restricted cash		260,143	(181,489)	106,850	16,767
Cash, cash equivalents and restricted cash at the beginning of the year		61,519	321,662	140,173	21,996

Cash, cash equivalents and restricted cash at the end of the year		321,662	140,173	247,023	38,763

Supplemental disclosures of cash flow information:
Interest paid		249	342	1,178	185
Income taxes paid		130	40	342	54

EHANG HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

			For the years ended December 31,
	Note		2019	2020	2021
			RMB	RMB	RMB	US$
						Note 2(e)
Non-cash investing and financing activities:
Long-term loan from a third party settled by accounts receivable	1 1		—	—	25,000	3,923
Purchase of property and equipment included in Accrued expenses and other liabilities			—	4,967	1,228	193
Issuance costs for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities			743	48	—	—
Issuance costs for IPO included in Accrued expenses and other liabilities			14,727	821	—	—
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of overallotment option included in Accrued expenses and other liabilities			—	812	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents			321,662	137,840	246,863	38,738
Restricted cash	2	(g)	—	2,333	160	25

Total cash, cash equivalents and restricted cash in the statements of cash flows			321,662	140,173	247,023	38,763

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Basis of Presentation
EHang Holdings Limited (the ‘‘Company’’) was incorporated in the Cayman Islands on December 23, 2014 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the manufacturing, sales and operations of autonomous aerial vehicles.
On June 15, 2020, the Group established Yunfu EHang Intelligent Technology Limited (“EHang Yunfu”) (Note 13) as a subsidiary of the Group in the PRC mainly for the manufacturing of its passenger-grade Autonomous Aerial Vehicles (“AAVs”).
On March 11, 2021, the VIE established Guangdong EHang General Aviation Co., Ltd., as a subsidiary in the PRC mainly for providing operational flight services with AAVs in the future.
As of December 31, 2021, the Company’s major subsidiaries, VIE and the subsidiaries of the VIE are as follows:

Entities Subsidiaries:	Date of incorporation establishment	Place of incorporation establishment	Percentage of direct or indirect ownership		Principal activities
			Direct	Indirect
Ehfly Technology Limited (“Ehfly”)	December 5, 2014	Hong Kong	100%	—	Product sales investment holding
EHang Intelligent Equipment (Guangzhou) Co., Ltd. (“EHang Intelligent” or the “WFOE”)	October 15, 2015	PRC	100%	—	Research and development, manufacturing and product sales
EHang Yunfu	June 15, 2020	PRC	68.5%	—	Research and development, manufacturing and product sales
Variable Interest Entity
Guangzhou EHang Intelligent Technology Co., Ltd. (“EHang GZ” or the “VIE”)	August 8, 2014	PRC	—	100%	Research and development, manufacturing and product sales

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Basis of Presentation (Continued)

As of December 31, 2021, the Company’s major subsidiaries, VIE and the subsidiaries of the VIE are as follows (continued):

Entities VIE’s Subsidiaries	Date of incorporation establishment	Place of incorporation establishment	Percentage of direct or indirect ownership			Principal activities
			Direct	Indirect
Guangdong EHang General Aviation Co., Ltd . (“EHang Aviation”)	March 11, 2021	PRC	—	100	%(a)	Operational flight services

(a)	EHang GZ and EHang Intelligent hold 51% and 49% equity interests in EHang Aviation, respectively.

The VIE agreements
The Group conducts all of its business in China through its subsidiaries, the VIE and the subsidiaries of the VIE in the PRC. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. As of December 31, 2019, the equity interests of the VIE were legally held by Mr. Huazhi Hu and Mr. Derrick Yifang Xiong (the “Former Shareholders”). For the year ended December 31, 2020, the Former Shareholders transferred their equity interests to Mr. Shuai Feng and Mr. Weixian Xia, both are the Group’s employees (the “Nominee Shareholders”). The Nominee Shareholders then signed the Contractual Agreements with terms essentially the same as the ones signed before. Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, which is a wholly-owned entity by the Company; who further assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact their economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with
ASC810-10,
Consolidation: Overall
.
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
Exclusive Option Agreements
Pursuant to the Exclusive Option Agreements entered amongst the Nominee Shareholders, the VIE and WFOE, the Nominee Shareholders granted to WFOE or their designees an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at the WFOE’s sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in the VIE. The term of the agreement remains effective as long as each Nominee Shareholder remains a shareholder of the VIE. The WFOE may terminate the agreement at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreement.
Exclusive Consulting and Service Agreement
Pursuant to the Exclusive Consulting and Service Agreement between the WFOE and the VIE, the WFOE has the exclusive right to provide services to the VIE related to the VIE’s and the VIE’s subsidiaries’ business, including but not limited to the development, manufacturing and sales of intelligent aerial vehicles. In return, the VIE agrees to pay a service fee equal to 100% of the consolidated net profits of the VIE after the VIE turns cumulative profitable and after certain expenses. The WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without the WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. The Exclusive Consulting and Service Agreement is valid for 10 years and renewable at the WFOE’s option. This agreement can be terminated by the WFOE with 30 days’
notice at any time but cannot be terminated by the VIE unless the WFOE is found to be in gross negligence.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Basis of Presentation (Continued)

The VIE agreements (Continued)

Share Pledge Agreements
Pursuant to the Share Pledge Agreements entered amongst the WFOE and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE in favor of the WFOE to secure the VIE and their obligations under the various contractual agreements, including the Exclusive Consulting and Service Agreements and Exclusive Option Agreements described above. The WFOE shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Share Pledge Agreements, the WFOE, as pledgee, will be entitled to rights, including the right to dispose of the pledged equity interests entirely or partially. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the WFOE. The Share Pledge Agreements will remain effective until all the contractual obligations have been satisfied in full under all the agreements mentioned above. In March 2021, the Company has completed the registration of the share pledge with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.
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
As of December 31, 2020, a judicial freeze was placed on the equity interests of the VIE in connection with an arbitration filed by a third party against Mr. Huazhi Hu, one of the Former Shareholders of the VIE. The arbitration arose from a financial dispute between the third party and Mr. Hu, and was unrelated to the Group. The third party did not have any claim against the VIE. The VIE was named as a party in the arbitration only because the third party regarded equity interests of the VIE as potential assets of Mr. Hu. The third party and Mr. Hu reached a settlement and as a result, in March 2021, the third party filed a petition with the court and the judicial freeze on the VIE’s equity interests has been released since then.
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

The following financial statement balances and amounts of the Group’s VIE and the VIE’s subsidiaries were included in the accompanying consolidated financial statements:

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS

Cash and cash equivalents	7,368	8,014	1,258
Restricted cash	6	—	—
Accounts receivable, net	37,581	10,959	1,720
Cost and estimated earnings in excess of billings	717	—	—
Inventories	837	839	132
Prepayments and other current assets	5,550	4,302	675
Amounts due from the Company’s subsidiaries	11,319	25,774	4,045
Amounts due from a related party	2,639	—	—
Property and equipment, net	2,652	2,032	319
Intangible assets, net	120	77	12
Other non-current assets	155	97	15
Total assets	68,944	52,094	8,176
LIABILITIES
Short-term bank loan	5,000	—	—
Accounts payable	6,252	3,025	475
Current portion of long-term bank loans	—	1,000	157
Contract liabilities	1,614	1,677	263
Accrued expenses and current liabilities	15,395	18,053	2,833
Amounts due to the Company and its subsidiaries	58,801	45,991	7,217

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Basis of Presentation (Continued)

Commitment Letter (Continued)

The following financial statement balances and amounts of the Group’s VIE and the VIE’s subsidiaries were included in the accompanying consolidated financial statements (
continued):

	As of December 31,
	2020	2021
	RMB	RMB	US$

Long-term bank loans	—	9,000	1,412
Unrecognized tax benefit	588	588	92

Total liabilities	87,650	79,334	12,449

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues	62,288	68,372	28,399	4,456
- Third-party revenue	30,482	35,280	230	36
- Inter-company revenue	31,806	33,092	28,169	4,420
Net profit (loss)	2,211	25,755	(8,534)	(1,339)
Net cash used in operating activities	(6,822)	(5,118)	(3,482)	(546)
Net cash used in investing activities	(719)	(107)	(878)	(138)
Net cash provided by financing activities	—	—	5,000	784
Net (decrease) increase in cash, cash equivalents and restricted cash	(7,541)	(5,225)	640	100
Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIE and VIE’s subsidiaries during the years presented.
The revenue-producing assets that are held by the VIE and its subsidiaries comprise mainly of permits, domain names, IP rights, operating licenses, intangible assets and fixed assets. The VIE and its subsidiaries contributed an aggregate of 25.0%, 19.6% and 0.4%

of the Group’s consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively, after elimination of inter-company transactions. The VIE and its subsidiaries contributed RMB25,934, RMB507 and RMB36,371(US$5,707) of the Group’s consolidated net loss for the years ended December 31, 2019, 2020 and 2021, respectively, after elimination of inter-company transactions. There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations which can only be used to settle the VIE’s obligations, except for the registered capital and the statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 21). Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE, for which the Company is the ultimate the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIE and the subsidiaries of the VIE have been eliminated upon consolidation.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but not limited to expected total costs of command-and-control
revenue contracts, allowance for doubtful accounts, the determination of warranty cost, lower of cost and net realizable value of inventory, useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, fair value of share-based awards and fair value of financial instruments. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency
The functional currency of the Company, Ehfly, and EHANG Investment (HK) Limited (“EHang HK”) is the United States dollar (“US$”). The functional currency of EHang Holding GmbH (“EHang GmbH”), EHANG TECHNOLOGIES SPAIN & LATAM, S.L. (“EHang Spain”) and Ehang EUROPE SAS (“EHang France”) is the euro (“€”). The functional currency of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE is the Renminbi (“RMB”). The Group uses the RMB as its reporting currency. The determination of the respective functional currency is based on the criteria set out by ASC 830,
Foreign Currency Matters
.
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
The financial statements of the Group’ entities of which the functional currency is not RMB use the periodic average exchange rates and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ (deficit) equity.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Convenience translation
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to R
MB6.3726
as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or any other rate.

(f)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with bank and other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)	Restricted cash
As of December 31, 2020, restricted cash amounting to RMB2,333 mainly represents cash frozen by People’s Court of Tianhe District in Guangzhou city in request by a third-party plaintiff regarding a lawsuit against one of the Group’s subsidiaries. The parties to the lawsuit have reached a settlement in February 2021. The third party filed a petition with the court to withdraw the lawsuit and the judicial freeze on the Group’s cash had been released.
As of December 31, 2021, restricted cash amounting to RMB160 (US$25) mainly represents cash frozen by People’s Court of Nansha District in Guangzhou city in request by a third-party plaintiff regarding a lawsuit against one of the Group’s subsidiaries. The lawsuit has come to a sentence and the Company has fulfilled its obligation. The Company filed a request with the court to release the judicial freeze on the Group’s cash which had been released in January 2022.

(h)	Short-term investments
All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. As of December 31, 2020 and 2021, the Group’s short-term investments comprised of debt instruments issued by international financial institutions (Note 4). The Group accounts for short-term investments in accordance with ASC 320 (“ASC 320”), Investments—Debt and Equity Securities. The Group classifies its short-term investments as
“held-to-maturity,”
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
are classified as
available-for-sale,
which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)". Dividend and interest income for all categories of short-term investments are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

(k)	Cost and estimated earnings in excess of billings
Design and construction of customized
command-and-control
center contracts generally extend over longer periods of time and revenue is recognized using the cost-to-cost
method. The Group’s right to receive payments depends on its performance in accordance with the contractual agreements. Billings are issued based on milestones specified in the contracts negotiated with customers. In general, there are five milestones: 1) signing of the contract, 2) delivery and acceptance of hardware, 3) completion of software integration into hardware and the related testing, 4) delivery and acceptance of a completed command-and-control
center, and 5) expiration of the one-year warranty period. The amounts to be billed at each milestone are specified in the contract. The length of each interval between two continuous billings under a command-and-control
center contract varies depending on the duration of the contract and the last billing to be issued for the contract is scheduled at the end of a warranty period.
Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred income until the above revenue recognition criteria are met. The carrying value of the Group’s costs and estimated earnings in excess of billings, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Group recognizes an allowance for doubtful accounts on costs and estimated earnings in excess of billings when it is probable that it will not collect the amount and writes off any balances in the period when deemed uncollectible. The Group periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Group does not require collateral from its customers and does not charge interest for late payments by its customers.
As of December 31, 2020, cost and estimated earnings in excess of billings represent revenue in excess of billings on two completed command-and-control
centers. As of December 31, 2021, the decrease in Cost and estimated earnings in excess of billings was in accordance with the achievement of milestones in the pre-determined billing terms for command-and-control centers, corresponding RMB717 (US$113) was reclassified from Cost and estimated earnings in excess of billings to Accounts receivable in 2021.

	As of December 31,
	2020	2021
	RMB	RMB	US$
Contracts costs incurred plus estimated earnings	28,797	—	—
Less: Progress billings	(28,080)	—	—

	717	—	—

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Inventories
Inventories are comprised of raw materials, work in progress and finished goods. The Group’s raw materials consist of accessories and hardware parts used to produce autonomous aerial vehicles and hardware for building the command-and-control
centers. Work in progress primarily consist of autonomous aerial vehicles and hardware parts in production which will be transferred into production cost when incurred. Finished goods consist of autonomous aerial vehicles. Cost is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Inventories are stated at the lower of cost or net realizable value. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, to record the decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventory write-downs of RMB840, RMB1,344 and RMB2,640 (US$414) were recognized in cost of revenues for the years ended December 31, 2019, 2020 and 2021.

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
Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss. The loss on the disposal of property and equipment amounting to
RMB28, RMB456 and RMB820 (US$129) were recognized in other expenses for the years ended December 31, 2019, 2020 and 2021, respectively.
Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction-in-progress.
Construction-in-progress
is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

(n)	Intangible assets, net
Intangible assets consist of software, patents and trademarks. Intangible assets with finite lives, including software, patents and trademarks are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.
Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful life
Software	3-5 years
Patents and trademarks	5 years
The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.
There are no intangible assets with indefinite lives for the year ended December 31, 2019, 2020 and 2021.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the long-lived assets or asset group, when the market prices are not readily available. Nil, nil and RMB1,627 (US$255) impairment of long-lived assets was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

(p)	Long-term investments
The Group’s long-term investments consist of an equity investment without readily determinable fair value and an equity investment accounted for using the equity method.
Equity Investments without Readily Determinable Fair Values
According to ASC 321, the Group elected to use the measurement alternative to measure the investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group’s management regularly evaluates the impairment of its investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(p)	Long-term investments (Continued)

Equity Investments Accounted for Using the Equity Method
Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC
323-10,
Investments-Equity Method and Joint Ventures: Overall
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

(q)	Fair value measurements of financial instruments
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
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters.
The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, long-term loans receivable, accounts receivable and payable, bank loans, accrued expenses and other liabilities and mandatorily redeemable non-controlling interests. The carrying values of these financial instruments, except for long-term loans and mandatorily redeemable non-controlling interests, are approximated to their fair values due to their short-term maturities.
Financial assets that are measured at fair value on a recurring basis consist of short-term investments. Short-term investments, which are comprised of include a debt investment issued by a private equity fund outside the PRC, are classified within Level II of the fair value hierarchy because the quoted market price of underlying asset is not fully observable.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

( r )	Revenue recognition
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
The Group generally does not separately bill its customers for shipping and handling fees and charges. The Group elects to record the costs incurred for shipping and handling in “sales and marketing expenses” in its consolidated statements of comprehensive loss. The shipping and handling costs for the years ended December 31, 2019, 2020 and 2021 were RMB1,306, RMB1,409 and RMB1,067 (US$167), respectively.
Practical Expedients
The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of the Group contracts have a duration of one year or less.
Air mobility solutions
Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade AAVs based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of passenger- grade AAVs, which is satisfied at a point in time, in general upon the Group’s receipt of acknowledgement receipts from customers or under some circumstances upon the products have been shipped to the contractually agreed location when the products are sold to customers outside PRC. The Group only provides the right of return for defective goods in connection with its warranty policy which is accounted for as an assurance-type warranty (Note 11).
The Group also sells software components of the passenger-grade AAVs. As the hardware and software components are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(r)	Revenue recognition (Continued)

Smart city management solutions
The Group enters into contracts with its customers for designing, building and delivering customized integrated command-and-control
centers. The duration of the contracts depends on the contract size and ranges from three months to one year, excluding the duration of warranty accounted for as an assurance-type warranty (Note 11), which ranges from one year to three years. The Group provides a significant service of integrating goods and services including the project design, hardware and software promised in the contract into a combined output; therefore, the goods and services in the contracts are not distinct from each other and the Group determines there is one performance obligation, which is the delivery of the customized integrated command-and-control
center. The performance obligation is satisfied, and control is transferred to the customer over time because there is no alternative use for the highly customized and integrated command-control-center and the Group has an enforceable right to payment for performance completed to date. The Group has determined the cost-to-cost
method best depicts the measure of progress towards fulfilling the performance obligation. Under this method, revenue is recognized based on the estimated extent of progress, which is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for designing, building and delivering a customized integrated command-and-control
center. Revisions in the estimated total costs of
command-and-control
center contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.
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

2.	Summary of Significant Accounting Policies (Continued)

(r)	Revenue recognition (Continued)

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
The Group also sells hardware and software components of the aerial media performance drones. As the hardware and software components are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.
Others
The Group generates other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. Revenues are recognized when the consumer drones are shipped and the control of the drones are transferred to the customers. The Group started to phase out the consumer drone business in late 2016.

(s)	Cost of revenue
Cost of revenue consists primarily of autonomous aerial vehicle material and manufacturing costs, construction costs of smart city management solutions, product warranty costs, provision for inventories, payroll, rental fees, depreciation and related costs of operations.

(t)	Product warranty liability
The Group offers standard warranties to replace or repair defects on certain hardware parts of its passenger-grade AAVs for a period of six months to three years. The Group does not provide warranties to guarantee that the AAVs will perform as expected or in accordance with published specifications or provide expected benefits. The Group also provides a standard warranty for hardware and software for the command-and-control
centers for a period ranging from one year to three years. The Group accrues for the estimated costs to repair or replace defective hardware parts and costs to assure software effectiveness as costs of revenues when revenue is recognized. The Group estimates its warranty costs by considering its historical experience of having to replace or repair hardware parts and for software de-bugging
and the historical costs incurred have been insignificant to date. The estimates of warranties are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group reassesses whether warranty accruals are adequate based on actual experience as it becomes available and adjusts its estimates on a prospective basis.
Product warranty accrual is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets (Note 11).

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

( u )	Advertising expenditures
Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB3,422, RMB1,965 and RMB2,114 (US$332) for the years ended December 31, 2019, 2020 and 2021, respectively.

(v)	General and administrative expenses
General and administrative expenses consist primarily of employee benefits, legal and other professional services fees, long-lived assets impairment, payroll and other general corporate related expenses.

( w )	Research and development expenses
Research and development expenses include materials and supplies, payroll, employee benefits, and other operating expenses such as rent, depreciation and other related expenses.
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
The Group also incurs cost to develop software embedded in its products. The software components cannot function or be sold separately from the AAV as a whole. The Group accounts for costs incurred in the development of software embedded in its products in accordance with ASC
985-20
(“ASC
985-20”),
Costs of Software to be Sold, Leased, or Marketed. Such software development costs consist primarily of salaries and related payroll costs and are capitalized once technological feasibility is established, which is when a completed detail program design or in the absence of a completed detail program design, a working model of the product is available. As a result, capitalized software development costs were immaterial for the years ended December 31, 2019, 2020 and 2021.

( x )	Leases
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
Leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases certain offices, production facilities and employee accommodation under operating lease agreements. Certain lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

( y )	Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of operating nature with no further conditions to be met are recorded in “other operating income” when received. The government subsidies with certain operating conditions are recorded as “deferred government subsidies” on the consolidated balance sheets when received and are recorded as operating income when the conditions are met.

( z )	Income taxes
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

( aa )	Share-based compensation
The Group applies ASC 718 (‘‘ASC 718’’), Compensation—Stock Compensation to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards granted to employees were classified as equity awards.
The Group has elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. Prior to the completion of the IPO, with the assistance of an independent third-party valuation firm, the group determined the grant date fair value of the awards granted to employees. Subsequent to the completion of the IPO, share-based awards granted were measured based on the fair value of ordinary share as of grant date. The Group accounts for forfeitures as they occur.
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

2.	Summary of Significant Accounting Policies (Continued)

( ab )	Employee benefit expenses
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, maternity insurance and employment injury insurance are provided to employees. Chinese labor regulations require that PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions.
The total expenses the Group incurred for the plan were RMB8,637, RMB4,022 and RMB10,262 (US$1,610) for the years ended December 31, 2019, 2020 and 2021, respectively.

(ac)	Statutory reserve
The Group’s PRC entities are required to make appropriations to certain non-distributable reserve funds.
In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as WFOEs have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.
In addition, in accordance with the Company Laws of the PRC, the Group’s entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.
The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund are a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
For the year ended December 31, 2019, 2020 and 2021, appropriations to general reserve fund and statutory surplus fund amounted to RMB550, nil and RMB156 (US$24), respectively.

(ad)	Comprehensive income (loss)
Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net loss, foreign currency translation adjustments and unrealized and realized gains on available-for-sale
debt securities and is presented in the consolidated statements of comprehensive loss.

(ae)	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019, 2020 and 2021, respectively.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(af)	Loss per share
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
For the periods before the Company’s IPO on December 12, 2019 and the automatic conversion of the redeemable convertible preferred shares (Note 18) into ordinary shares, the computation of basic loss per share using the two-class
method was not applicable as the Group was in a net loss position and the redeemable convertible preferred shares, being participating securities, did not have contractual rights and obligations to share in the losses of the Group. For the years ended December 31, 2020 and 2021, the two-class
method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 19). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.
Ordinary equivalent shares consist of shares issuable upon the conversion of the redeemable convertible preferred shares using the if-converted method, unvested restricted shares units, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are excluded from the computation of diluted loss per share for all periods presented as their effects would be anti-dilutive.

(ag)	Modification of redeemable convertible preferred shares
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

2.	Summary of Significant Accounting Policies (Continued)

(a h )	Segment reporting
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
The following table presents revenue by customer incorporation location for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
PRC	109,760	90%	164,153	91%	49,683	7,796	87%
East Asia	—	—	4,550	3%	4,404	691	8%
Europe	5,035	4%	2,388	1%	2,199	345	4%
Other	7,019	6%	9,002	5%	521	82	1%

Total net revenues	121,814	100%	180,093	100%	56,807	8,914	100%

(a i )	Development and purchase cooperative arrangement
In April 2016, the Group entered into a development and purchase cooperative
arrangement with a U.S. biotechnology company (“Biotech Customer”) to design, develop, test-run
and manufacture an organ transport
e-helicopter
system, which includes an operational interface with air traffic control, associated customized passenger-grade AAVs and recharging infrastructure. The Biotech Customer is responsible for obtaining the approvals of the Federal Aviation Administration (“FAA”) and the Food and Drug Administration (“FDA”) relating to the import and operations of the AAV products. Upon the Group’s achievement of agreed-upon milestones in the agreement, Biotech Customer will make investments of US$14,000 and payments totaling US$36,000. The agreement may be terminated at Biotech Customer’s discretion upon written notice. In February 2019, although the first milestone was not yet achieved, the Group and the Biotech Customer entered into an amendment whereby the Biotech Customer made the initial investment of US$7,000 (RMB 48,733 equivalent) to subscribe for 1,189,397 Series C redeemable convertible preferred shares of the Company (Note 18) in full satisfaction of its obligation to invest in the Group following the successful attainment of the first milestone, and all other terms and conditions of the agreement remain unchanged. As of December 31, 2021, none of the milestones have been achieved and the agreement, as amend, remains in effect.

F- 3
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(a i )	Collaborative arrangement (Continued)

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
For
the years ended December 31, 2019, 2020 and 2021, two, three and zero units of the AAVs were delivered, respectively. Because the Biotech Customer purchased these AAVs as a customer, the Group accounted for the sales of individual AAVs as separate units of account for which revenue from air mobility solutions of RMB3,460, RMB5,137 and nil
were recorded for the years ended December 31, 2019, 2020 and 2021, respectively under ASC 606 following the revenue recognition policy noted above.

(a j )	Recent accounting pronouncements
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
In February 2016, the FASB issued ASU
2016-02
(“ASU
2016-02”),
Leases
, which specifies the accounting for leases. For operating leases, ASU
2016-02
requires a lessee to recognize a
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
The Group will adopt the new standard using the modified retrospective transition method and will not restate comparative periods. The Group will select optional transition method (from ASU
2018-11,
Leases Targeted Improvements
) for fiscal years and interim periods within 2022. As permitted under the transition guidance, the Group will adopt the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2022 contained an embedded lease, (2) not to reassess the classification of the leases and remaining lease terms, (3) not to present short-term leases with term of 12 months or less at the commencement date of the lease. Based on the portfolio of leases as of December 31, 2021, a right-of-use asset of approximately RMB24,670 and a lease liability of approximately RMB24,661 will be recognized on the Group’s consolidated balance sheet upon its adoption date of January 1, 2022, primarily relating to the rental of office and production facilities. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.
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
2019-10,
ASU
2016-13
is effective for the Group for annual reporting periods beginning January 1, 2023, and interim periods within that year. Early adoption is permitted. In February 2020, the FASB issued ASU
2020-02,
Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842) —Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No.
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

F- 3
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(aj)	Recent accounting pronouncements (Continued)

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
In August 2020, the FASB issued ASU No. 2020-06, Debt— Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 is effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The ASU is currently not expected have a material impact on the Group’s consolidated financial statements.
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The ASU is currently not expected have a material impact on the Group’s consolidated financial statements.
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606,
Revenue from Contracts with Customers
. The new guidance is effective for public business entities 1 for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the new guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group does not plan to early adopt ASU 2021-08 and the ASU is currently not expected have a material impact on the Group’s consolidated financial statements.
In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by, analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on, the balance sheets and statements operations that are affected and the amounts to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the dated initial application. The ASU is currently not expected have a material impact on the Group’s consolidated financial statements.

F- 3
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks

(a)	Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments. As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB45,278 and RMB36,825 (US$5,779), respectively, were held at major financial institutions located in the PRC, and RMB144,166 and RMB275,306 (US$43,201
),
respectively, were deposited with international financial institutions located outside the PRC, among which included short-term debt investments of RMB49,271 and RMB65,108 (US$10,217), respectively, issued by a private equity fund outside the PRC that are mandatorily redeemable (Note 4).

The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Group selected reputable international financial institutions with high credit ratings to deposit its foreign currencies. The Company regularly monitors the credit ratings of the international financial institutions to avoid any potential defaults. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

F- 3
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks (Continued)

( b )	Business supplier risk
The Group relies on external supplies for raw materials and certain components and parts used in the Group’s products. Some of the components for AAVs are currently selected to be purchased from a single source to improve cost-efficiency.
As the result of the COVID-19 pandemic, the Group has experienced delayed fulfillments from suppliers in 2020 and 2021. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of the Group’s AAVs.
Suppliers accounting for 10% or more of total purchases of materials were:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Supplier
A	16,239	7,807	1,225
B	*	8,405	1,319
C	*	7,596	1,192

*	less than 10% of total purchase of materials of the Group.

( c )	Customer risk
The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand its business from existing customers while also attracting new customers. For the year end December 31, 2021, the majority of the Group’s revenue generated from sales of passenger-grade AAVs are from a limited number of customers that mainly operate the AAVs on a limited trial basis in tourism locations in China, rather than in broad, mainstream commercial operations. The
COVID-19
outbreak has had a particularly severe impact on the global tourism industry. Some customers have been materially adversely affected, which resulted in failing to make payments owed to the Group in a timely manner or at all. This may further result in these customers to ceasing purchases, canceling or reducing orders for the Group’s products or services or failing to make payments owed to us in a timely manner or at all, which would materially and adversely impact the Group’s business and result of operations.
External customers with 10% or more of the Group’s revenues are:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Customer
A	29,204	22,655	*	*
B	28,319	92,331	*	*
C	*	24,071	7,080	1,111
D	*	*	19,646	3,083

*	less than 10% of total revenues of the Group.

F- 3
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks ( C ontinued)

( c )	Customer risk ( C ontinued)

As of December 31, 2020 and 2021, customers accounted for 10% or more of the Group’s total accounts receivable, net of allowances were top three customers and top two customers, respectively. As of December 31, 2020, accounts receivable (including the non-current
portion recorded in other
non-current
assets), net of allowances, from the top three customers amounted to RMB
152,730
, accounting for

85
%
of the Group’s total balance. As of December 31, 2021, accounts receivable, net of allowances, from the top two customers amounted to
RMB32,385

(US$5,082), accounting for 58% of the Group’s total.

( d )	Currency convertibility risk
The Group primarily transacts its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

( e )	Foreign currency exchange rate risk
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

4.	Short-term Investments
Short-term investments as of December 31, 2020 and 2021 consisted of the following:

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB	RMB

Trading debt investments	4,883	304	—	—	—	5,187
Available-for-sale debt investments	42,355	—	—	1,729	—	44,084

	47,238	304	—	1,729	—	49,271

	As of December 31, 2021
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Trading debt investments	63,741	1,367	—	—	—	65,108	10,217

	63,741	1,367	—	—	—	65,108	10,217

F- 3
9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

4.	Short-term Investments (Continued)

Trading debt investments include debt investment
s
issued by a private equity fund outside the PRC amounting to RMB5,187 and RMB65,108 (US$10,217) as of December 31, 2020 and 2021, respectively. The available-for-sale
debt investments held by the Group as of December 31, 2020 are issued by a private equity fund outside the PRC and are mandatorily redeemable at the end of the one-year
investment term.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized interest income of RMB299, RMB478, and RMB1,818 (US$285) from short-term investments, respectively.
For the years ended December 31, 2019, 2020 and 2021, the realized gain on the available-for-sale debt investments held by the Group that was reclassified from Accumulative other comprehensive income to Interest and investment income amounted to nil, nil and RMB1,729 (US$271).

5.	Accounts Receivable, Net
Accounts receivable, net, consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts receivable	173,197	125,606	19,710
Allowance for doubtful accounts	(10,051)	(69,417)	(10,893)

	163,146	56,189	8,817

The movements in the allowance for doubtful accounts were:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Balance at the beginning of the year	(392)	(862)	(10,051)	(1,577)
Additional provision charged to expense	(469)	(9,217)	(59,347)	(9,313)
Foreign currency translation	(1)	28	(19)	(3)

Balance at the end of the year	(862)	(10,051)	(69,417)	(10,893)

In March 2021, the Group signed payment commitment letters with certain customers. RMB16,242(US$2,549) was included in other non-current assets in the Group’s consolidated balance sheet as of December 31, 2020 for the uncollected balance due in April 2022 based on the payment schedule in the aforementioned commitment letters.

F-
40

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.	Inventories
Inventories consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Raw materials	57,419	62,462	9,802
Work in progress	1,929	17,134	2,689
Finished goods	19,918	27,168	4,263

Inventories, total	79,266	106,764	16,754
Inventories provision	(32,172)	(28,689)	(4,502)

	47,094	78,075	12,252

7.	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deductible value-added tax input	4,122	16,487	2,587
Staff advances	1,039	1,257	197
Prepayment to suppliers	14,008	9,958	1,563
Others	2,252	1,693	267

	21,421	29,395	4,614

As of December 31, 2020 and 2021, the Group recorded the allowance for doubtful accounts relating to prepayment to third parties of RMB1,586 and RMB1,537 (US$241),

respectively.

8.	Property and Equipment, Net

	As of December 31,
	2020	2021
	RMB	RMB	US$

Office equipment	1,545	2,511	394
Machinery and electronic equipment	11,513	22,547	3,538
Transportation equipment	3,310	3,643	572
Leasehold improvements	15,017	30,250	4,746
Construction in progress	11,976	1,720	270

	43,361	60,671	9,520
Less: accumulated depreciation	(22,492)	(25,223)	(3,958)
Less: accumulated impairment	—	(1,627)	(255)

	20,869	33,821	5,307

For

the years ended December 31, 2019, 2020 and 2021, the Group recorded depreciation expense of RMB5,488, RMB5,785 and RMB7,427 (US$1,165), respectively.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	Long-Term Loans Receivable
In January 2020, the Group entered into a three-year loan agreement with a third-party supplier of key AAV components with a principal amount of RMB52,000 and an interest rate of 3
% per annum.
The supplier’s use of loan proceeds is limited to expanding its production capacity. This long-term loan can be prepaid by the borrower at any time and the outstanding loan balance is guaranteed by the supplier’s sole shareholder and his spouse.
In 2020
, RMB40,000 of the loan’s principal
was repaid by the third-party supplier.
In March 2020, the Group provided a
two-year
loan to a third-party entity with a principal amount of EUR243 (equivalent to RMB1,900) and an interest rate of 3.5
% per annum. The usage of the loan proceeds is limited to assisting the Group with the application of the necessary permits from the aviation authority in a European country for the commercial operations of AAVs in a European country. Subsequent to December 31, 2021, the Group entered into a supplementary letter with the third-party entity to extend the term of the loan by two years.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized interest income of nil, RMB984 and RMB1,402 (US$220) from the long-term loans receivable, respectively.

10.	Long-term investments

	As of December 31,
	2020	2021
	RMB	RMB	US$
Equity method investments (a)	—	3,224	506
Equity investments without readily determinable fair values (b)	2,919	2,919	458

	2,919	6,143	964

(a)
In June 2021, the Group and a third party investor entered into an investment agreement to establish an investee for establishing the 5G Intelligent Air Mobility Experience Center as well as local urban air mobility route planning and AAV operations, with total cash consideration of RMB10,500 (US$1,648) and RMB19,500 (US$3,060), respectively. The Group held 35% of the investee’s equity interests. As the Group has significant influence on the invested company, the Group accounted for the investment using equity method. For the year ended December 31, 2021, the Group recognized the loss from equity method investment in the amount of RMB276 (US$43). RMB2,800 (US$439) was recorded as Accrued expenses and other liabilities (Note 11), indicating the consideration which should be paid on or before December 31, 2021, pursuant to the investment agreement. The Company subsequently settled this amount in January 2022. For the remaining consideration amounting to RMB7,000 (US$1,098), the Company will settle in accordance with the agreed terms and therefore it was disclosed in Capital commitments (Note 23(b)).

(b)
In 2017, the Group provided facilitating services to a third party to acquire a land use right from the Guangzhou City government. In exchange for such services, the Group received a cash consideration of RMB41,117 and 5% equity interests in a corporation, the sole asset of which was the aforementioned land use right. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2020 and 2021, the carrying value of this investment was RMB2,919 and RMB2,919 (US$458).

F- 4
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Payroll and welfare payables	23,636	32,532	5,105
Payables to suppliers	7,259	8,542	1,340
Payables for service fee	7,146	6,876	1,079
Other taxes payable	5,595	5,014	787
Product warranty liability	4,856	4,758	747
Consideration payable to an equity method investment (Note 10 (a))	—	2,800	439
Accrued interests	2,526	769	121
Current portion of a long-term loan from a third party (Note a)	30,000	—	—
Others	560	560	88

	81,578	61,851	9,706

A reconciliation of the changes in the Group’s product warranty liability is as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$
Balance as of the beginning of the year	2,675	4,856	762
Accruals during the year	2,934	1,258	198
Claims during the year	(132)	(319)	(50)
Reversal during the year	(621)	(1,037)	(163)

Product warranty liability	4,856	4,758	747

(a)
On September 18, 2019, the Group borrowed a long-term loan from a third party with a principal of RMB30,000 and an interest rate of 4.75% per annum, which is guaranteed by the Group’s founder and director, Mr. Huazhi Hu, and his spouse. In March 2021, one of the Group’s customer, the third party (controlling shareholder of the customer) and the Group entered into a tripartite agreement, the long-term loan amounting to RMB25,000 (US$3,923) was settled by the accounts receivable from sales of AAVs to the customer and the amount of accrued interest amounting to RMB2,148 (US$337) was waived by the third party and recognized in other income, the remaining principal of RMB5,000 (US$785) was repaid in cash in August 2021 to the third party by the Group.

12.	Bank loans
Short-term bank loans
The outstanding short-term bank loans of RMB15,000 as of December 31, 2020 was fully repaid upon maturity in 2021.
In January 2021 and in September 2021, the Group obtained two loans amounted to RMB5,000 (US$785), totaling RMB10,000 (US$1,569), from a bank in the PRC with an interest rate of 4.5% per annum and repayable within one year and within half a year respectively. Interests were paid on a monthly basis. The repayment of the loan is guaranteed by the Group’s founder and director, Mr. Huazhi Hu.

F- 4
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.	Bank loans (Continued)

Long-term bank loans
In 2021, the Group entered into long-term loan agreements with a bank in PRC of total principals of RMB20,000 (US$3,138), subject to an effective interest rate of 3.8% per annum, and with a maturity date from April 2, 2022 to March 15, 2026. As of December 31, 2021, the principal amount of RMB3,000 (US$470) was due within 12 months after the reporting period and presented as current liabilities in the consolidated balance sheet.
The carrying value of the long-term bank loans approximates its fair value as of December 31, 2021. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

13.	Mandatorily redeemable non-controlling interests
On June 15, 2020, the Group established a subsidiary named EHang Yunfu (Note 1). On June 30, 2020, the Group entered into

an agreement with a new investor who subscribed 30% of the equity interests of EHang Yunfu for cash consideration of RMB40,000. At the sole discretion of the investor, the Group is obligated to repurchase the 30%
non-controlling
interest or with the consent of the investor, guarantee a third-party to repurchase the 30%
non-controlling
interests at the investor’s investment cost at the end of the five-year investment term. The non-controlling
interests do not participate in any dividend distributions of EHang Yunfu but earn an after-tax
interest of 1.5% per year, payable on a quarterly basis. Accumulated interest is amounted to RMB160 and RMB200 (US$31) as of
December 31, 2020
and 2021, respectively. As EHang Yunfu’s
non-controlling
interests are mandatorily redeemable at the sole discretion of the investor, it is classified as liability and subsequently measured at the amount that would be paid if settlement occurred at the reporting date.
The carrying value of Mandatorily redeemable non-controlling interests approximates its fair value as of December 31, 2021.

14.	Revenues
The following table presents the disaggregation of revenue from contracts with the customers:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues - Products
Air mobility solutions	85,222	105,351	46,854	7,352
Smart city management solutions	4,441	8,282	7,135	1,120
Aerial media solutions	469	62,241	518	81
Others	711	186	416	66

Subtotal-Products	90,843	176,060	54,923	8,619

Revenues - Services
Air mobility solutions	694	618	1,302	204
Aerial media solutions	30,277	3,415	582	91

Subtotal-Services	30,971	4,033	1,884	295

Total Revenues	121,814	180,093	56,807	8,914

Payment terms
For the Group’s Air mobility solutions and Aerial media solutions, the Group typically requires a portion of payments upfront and the remaining amounts are contractually due ranging from three to six months. Due to the
COVID-19
impacts, the Group signed subsequent commitment letters with certain customers and extended the payment terms in 2021. However, the Company has collected or is in the process of collecting accounts receivable after the due dates agreed in commitment letters. In light of the impacts from the continuous COVID-19 epidemic and control measures in China, the Group recognized additional provision for accounts receivable for the year ended December 31, 2021 (Note 5). Regarding the Smart city management solutions, the timing of billing varies depending on contractual payment schedules with milestone billings and the completion of the quality-assurance warranty period. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts do not include a significant financing component at the inception of the contracts.

F- 4
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	Revenues (Continued)

Contract balances
Contract balances include Accounts receivable, Unbilled revenue and Cost and estimated earnings in excess of billings. Accounts receivable represents the billed and unbilled amounts related to the Company’s rights to consideration as performance obligations are satisfied and the rights to payment become unconditional but for the passage of time. In 2020, the significant increase in Accounts receivable was due to more sales of passenger-grade AAVs for the year ended December 31,2020. In 2021, the decrease in Accounts receivable was mainly due to impairment of balances amounted to RMB59,347 (US$9,313) provided in the general and administrative expenses in the Group’s consolidated statements of comprehensive loss. The Unbilled revenue was previously recognized from services provided in Aerial media solution. In 2020, the decrease in Unbilled revenue was due to impairment of balances amounted to RMB2,800 provided in the general and administrative expenses in the Group’s consolidated statements of comprehensive loss. In 2021, the Unbilled revenue was collected, corresponding impairment of balances amounted to RMB2,800 (US$439) was reversed. The decrease in Cost and estimated earnings in excess of billings in accordance with the achievement of milestones in the pre-determined
billing terms for
command-and-control
centers, corresponding RMB717 (US$113) was reclassified from Cost and estimated earnings in excess of billings to Accounts receivable in 2021.
Contract liabilities represent payments received from customers for which the corresponding products or services have not yet been transferred to customers. Revenue of RMB1,081 (US$170) was recognized for
the year ended December 31, 2021 from the balance included in the contract liabilities on
 January 1, 2021.

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
In September 2019, the Company’s Board of Directors approved the 2019 Share Incentive Plan, which become effective upon the completion of the Company’s IPO on December 12, 2019. Under the 2019 Share Incentive Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 6,440,855 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the Company’s Board of Directors.
Pursuant to both 2015 Share Incentive Plan and 2019 Share Incentive Plan, the members of the Board, consultant or employees are entitled to be granted share-based awards.
The Company granted a total of

600,000,
 750,000 and nil RSU to the Group’s employees under the 2015 Share Incentive Plan and a total of nil,
1,613,000 and 4,790,000 RSUs to the Group’s employees under the 2019 Share Incentive Plan for
the years ended December 31,
2019,
2020 and 2021. The RSUs are subject to service conditions and vest over a four-year period starting from the vesting inception date.

F- 4
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Share-based Compensation (Continued)

RSUs
The following table summarizes the Company’s RSUs activity under the 2015 Share Incentive Plan and 2019 Share Incentive Plan:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$)	(Years)
Unvested, December 31, 2018	1,557,176	2.0941	0.65
Granted	600,000	5.3525
Vested	(1,421,700)	2.0941
Forfeited	—	—
Unvested, December 31, 2019	735,476	4.7523	3.02
Granted	2,363,000	4.2912
Vested	(1,819,726)	4.1359
Forfeited	—	—
Unvested, December 31, 2020	1,278,750	4.7774	2.68
Granted	4,790,000	10.6200
Vested	(1,949,250)	9.2469
Forfeited	—	—

Unvested, December 31, 2021	4,119,500	9.4561	2.67

Expected to vest as of December 31, 2021	4,119,500

The total fair value of RSUs vested
for
the years ended December 31, 2019, 2020 and 2021 were RMB14,747, RMB54,036 and RMB121,131 (US$19,009) respectively. Total share-based compensation expense capitalized to inventory was not material for any of the periods presented.
As of December 31, 2021, there was RMB

251,140 (US$39,409) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 2.67 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
Share options
The following table summarizes the Company’s share options activity under the 2015 Share Incentive Plan:

	Number of share options	Weighted average grant date fair value	Weighted average exercise price
		(US$)	(US$)

Outstanding as of January 1 and December 31, 2021	53,737	2.2624	5.8853

Vested and expected to vest as of December 31, 2021	53,737	2.2624	5.8853

Exercisable as of December 31, 2021	53,737	2.2624	5.8853

The share-based compensation expense relating to the share options recognized were nil, RMB 821 and nil for the year ended December 31, 2019, 2020 and 2021. There was no unrecognized share-based compensation relating to the shares options as of December 31, 2019, 2020 and 2021.

F- 4
6

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

	For the years ended December 31, 2020 and 2021

Term in years		5
Volatility		53.73%
Discount rate		0.85%
Fair value per ordinary share	US$	5.24
Total share-based compensation expenses relating to RSUs and options granted to employees recognized for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	365	2,443	—	—
Sales and marketing expenses	743	10,883	18,327	2,876
General and administrative expenses	8,520	14,453	71,147	11,165
Research and development expenses	5,119	27,078	31,657	4,968

	14,747	54,857	121,131	19,009

16.	Income Taxes
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

Hong Kong profits tax for a corporation from the year of assessment 2018 and 2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million.

F- 4
7

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
n
HNTE in November 2016
and was eligible for a 15% preferential rate from 2016 to 2018.
Reapplied its certificate in December 2019, EHang GZ is eligible for 15% preferential rate from 2019 to 2021. Guangdong EHang Egret Media Technology Co. Ltd. (“EHang Egret GD”) qualified as an HNTE from 2018 to 2020.

From January 1, 2010 to December 31, 2020, the newly established enterprises in Xinjiang Kashgar and Khorgos, which are two special economic development zones belong to the Xinjiang Difficult Areas Key Encouraged Development Industry Enterprise Income Tax Preferential Catalogue (the ‘‘Catalogue’’), shall be exempted from corporate income tax for five years from the tax year in which the first operating income is obtained. Kashi EHang Egret Media Technology Co., Ltd. (“EHang Egret KS”) established in 2017, engaged in industries that belong to Software Development and Business Service Industry in the catalogue. As the first operating income generated in 2018, EHang Egret KS may enjoy a reduced EIT rate of 0%.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). According to Announcement of the Ministry of Finance and the State Taxation Administration [2021] No.13 (“Circular 13”), manufacturing enterprise with qualified R&D expenses could enjoy R&D Super Deduction, i.e. to claim additional 100% R&D expenses on top of those actually incurred. EHang Intelligent and Yunfu EHang were subject to 100% super deduction while R&D expenses for other entities within the group remain deducted additionally at 75%.
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

16.	Income Taxes (Continued)

PRC (Continued)

The Group’s loss before income taxes consisted of:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
PRC	(28,946)	(30,412)	(185,000)	(29,030)
Non-PRC	(18,294)	(61,423)	(128,762)	(20,206)

	(47,240)	(91,835)	(313,762)	(49,236)

Income tax expense (benefit) comprises of:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Income tax expen ses (benefits) applicable to PRC operations
Current income tax expenses	803	22	113	18
Deferred income tax (benefits) expenses	(49)	184	—	—
Subtotal income tax expenses applicable to PRC operations	754	206	113	18

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	—	—	21	3
Subtotal income tax expenses applicable to Non-PRC operations	—	—	21	3

Total income tax expenses	754	206	134	21

The reconciliations of the income tax expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Loss before income tax expense	(47,240)	(91,835)	(313,762)	(49,236)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(11,810)	(22,959)	(78,440)	(12,309)
Effect of different tax rates in different jurisdictions	4,430	14,347	31,370	4,923
Non-deductible expenses	736	1,195	5,455	856
Additional deduction for qualified R&D expenses	(9,317)	(13,646)	(24,197)	(3,797)
Effect on adoption of preferential tax rate	(541)	(12)	22	3
Changes in tax rate in measurement of deferred tax	—	3,345	—	—
Statutory expense	(4,545)	(1,855)	2,636	414
Others	(36)	133	134	21
Change in valuation allowance	21,837	19,658	63,154	9,910

Income tax expenses	754	206	134	21

Effect of preferential tax rate inside the PRC on basic and dilutive loss per share	—	—	—	—

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Income Taxes (Continued)

PRC (Continued)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$

Non-current deferred tax assets
Inventory provision	7,360	7,172	1,125
Welfare payables	4,308	5,807	911
Accrued expenses and other liabilities	1,354	1,329	209
Allowance for doubtful accounts	3,047	17,376	2,727
Deferred government subsidies	35	15	2
Intangible assets	—	43	7
Unrealized loss on long-term investment	—	69	11
Unrealized profit arising from elimination of inter-company transactions	466	474	74
Tax losses	103,721	151,160	23,720
Less: valuation allowance	(120,291)	(183,445)	(28,786)

Deferred tax assets, net	—	—	—

Non-current deferred tax liabilities
Unrealized gain on long-term investment	292	292	46

Deferred tax liabilities	292	292	46

The Group operates through several subsidiaries, the VIE and the subsidiaries of the VIE. Valuation allowance is considered for each of the entities on an individual basis.
Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of December 31, 2020 and 2021, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative loss position and not forecasting profits in the near future.
As
 of
December 31, 2020
and
2021
, the Group had deductible tax losses of RMB
427,674
and RMB
584,961
(US$
91,793
) derived from entities in the PRC. The tax losses in PRC can be carried forward for five years
to offset future taxable profit, and the period was extended to
10
years for entities qualified as HNTE in
2018
and thereafter. The tax losses of entities in the PRC began to expire from
December 31, 2022
to
2031
if not utilized.
As of December 31, 2020 and 2021, the Group had deductible tax losses of RMB3,244 and RMB31,434 (US$4,933) derived from entities in Hong Kong that will not expire if not utilized.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Income Taxes (Continued)

Unrecognized Tax Benefit
As of December 31, 2020 and 2021, the Group had unrecognized tax benefit of RMB12,987 and RMB5,480 (US$860), respectively. The unrecognized tax benefit was mainly related to the withholding tax accrued for the facilitating service in the acquisition of land use right from Guangzhou government by EHang HK on behalf of a third-party buyer in 2017
(
N
ote 10)
and under-reported statutory profits before tax. The Group does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2020 and 2021, unrecognized tax benefits of RMB5,480 and RMB5,480 (US$860), respectively, if ultimately recognized, will impact the effective tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance at the beginning of the year	(4,892)	(5,494)	(12,987)	(2,038)
Additions based on tax positions related to the current year	(602)	(7,673)	—	—
Reductions for tax positions of prior years	—	180	7,507	1,178

Balance at the end of the year	(5,494)	(12,987)	(5,480)	(860)

The Group did not record any significant interest and penalties related to an uncertain tax position for the years ended December 31, 2019, 2020 and 2021.
The material jurisdictions in which the Group is subject to potential examination is China. In general, the PRC tax authorities have up to five years to review a company’s tax filings. As of December 31, 2021, the tax years ended December 31, 2016 through year ended as of the reporting dates for WFOE, the VIE and the subsidiaries of the VIE remain open to examination by the PRC tax authorities.

F-
51

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Related Party Transactions
The principal related parties with which the Group had transactions during the year presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Huazhi Hu	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Guangzhou Yitong Zhihang Technology Co., Ltd.	A company over which the Group has significant influence

(1)	Transaction with related parties:
In April 2018, The Group entered into an interest-free short-term loan agreement with a company controlled by the Group’s founder and director, Mr. Huazhi Hu, with a principal amount of RMB425. The loan was recorded in prepayments and other current assets and was repaid in full in January 2019.
In January 2019, the Group’s founder and director, Mr. Huazhi Hu, borrowed a loan from the Group with a principal amount of RMB425, recorded in prepayments and other current assets. This loan is repayable on demand and interest-free. The loan was repaid by Mr. Huazhi Hu in full on November 12, 2019.

For the year ended December 31, 2021, the revenue from an equity investee over which the Group has significant influence amounted to RMB1,504 (US$236).

(2)	Amount due from a related party:
Other than the arbitration mentioned in Note 1, the VIE paid a guarantee deposit of RMB2,639 to the People’s Court of Tianhe District in Guangzhou city to lift a judicial freeze on the VIE’s equity interest in October 2020. The judicial freeze was initially imposed by the court due to an arbitration filed by a third party who had a dispute with Mr. Huazhi Hu, the Group’s founder and director, regarding his personal loan with such third party. As of December 31, 2021, the aforementioned judicial freeze had been lifted and the Group has collected the deposit.
As of December 31, 2021, amount due from a related party amounting to RMB1,360 (US$213) represents the receivables for the sales of autonomous aerial vehicles provided to an equity investee over which the Group has significant influence.

(3)	Guarantee received for borrowings:
As of December 31, 2020, RMB10,000 short-term bank loans were guaranteed by the Group’s founder and director, Mr. Huazhi Hu and RMB5,000 short-term bank loan was guaranteed by the Group’s founder and director, Mr. Huazhi Hu, and his spouse, respectively.
As of December 31, 2021, RMB10,000 (US$1,569) short-term bank loans and RMB20,000 (US$3,138) long-term bank loans were guaranteed by the Group’s founder and director, Mr. Huazhi Hu

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

F- 5
3

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

F- 5
4

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

F- 5
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Preferred Shares (Continued)

Registration Rights
The Redeemable Convertible Preferred Shares also contain registration rights which: (1) allow the holders of such shares to demand the Company to file a registration statement covering the offer and sale of the ordinary shares issuable or issued upon conversion of the Redeemable Convertible Preferred Shares at any time or from time to time after the earlier of (i) the third anniversary after the closing of the Series C Preferred Shares and six months following the effectiveness of a registration statement for a Qualified IPO; (2) require the Company to offer the Redeemable Convertible Preferred Shareholders an opportunity to include in a registration statement if the Company proposes to file a registration statement for a public offering of securities of the Company; (3) allow the Redeemable Convertible Preferred Shareholders to request the Company to file a registration statement on Form
F-3
when the Company is eligible to use Form
F-3.
The Company is required to use commercially reasonable efforts to affect the registration if requested by the Redeemable Convertible Preferred Shareholders, but the provisions of the registration rights do not stipulate the consequences of non-performance
if the Company made commercially reasonable efforts to effect registration nor any requirement to pay any monetary or non-monetary
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

F- 5
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Preferred Shares (Continued)

Registration Rights (Continued)

Accounting for Preferred Shares (Continued)

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

Upon completion of the Company’s IPO on December 12, 2019, all Preferred Shares were converted to 37,682,167 Class A
o
rdinary
s
hares and 1,375,934 Class B
o
rdinary
s
hares.
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

F- 5
7

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

For the year ended December 31, 2020, 430,108 Class B ordinary shares were converted to Class A ordinary shares.
On January 29, 2021, the Company issued 1,230,769 Class A ordinary shares to a European asset management company to complete its private placement.
On July 29, 2021, the company issued and transferred 2,500,000 ordinary shares to The Bank of New York Mellon, its depositary bank to be issued to employees upon the vesting of restricted share units under 2015 Share Incentive Plan and 2019 Share Incentive Plan. For the year ended December 31, 2021, 3,002,130 Class A ordinary shares were issued pursuant to the vesting of restricted share units, among which 1,914,630 Class A ordinary shares were settled with shares held by the depositary bank. Therefore, as of December 31, 2021, 585,370 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.
For the year ended December 31, 2021, 4,855,995 Class B ordinary shares were converted to Class A ordinary shares.

As of December 31, 2021, there were 73,723,637 Class A and 40,136,560 Class B ordinary shares outstanding.
Accumulated Other Comprehensive Income (loss)

	Foreign currency translation adjustment	Unrealized (realized) gains on available- for-sales investments	Total
	RMB	RMB	RMB

Balance as of January 1, 2019	8,849	—	8,849
Other comprehensive income	1,346	—	1,346

Balance as of December 31, 2019	10,195	—	10,195
Other comprehensive (loss) income	(9,974)	1,729	(8,245)

Balance as of December 31, 2020	221	1,729	1,950
Other comprehensive loss	(6,107)	(1,729)	(7,836)

Balance as of December 31, 2021	(5,886)	—	(5,886)

Balance as of December 31, 2021 (US$)	(924)	—	(924)

F- 5
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.	Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2019		2020		2021		2021
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to EHang Holdings Limited	(13,510)	(35,035)	(51,294)	(36,325)	(193,772)	(30,407)	(120,187)	(18,861)
Modification of Redeemable Convertible Preferred Shares	(2,779)	(7,207)	—	—	—	—	—	—
Accretion to redemption value of Redeemable Convertible Preferred Shares	(4,804)	(12,458)	—	—	—	—	—	—

Net loss attributable to ordinary shareholders	(21,093)	(54,700)	(51,294)	(36,325)	(193,772)	(30,407)	(120,187)	(18,861)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted	17,014	44,122	64,143	45,420	69,733	69,733	43,252	43,252

Loss per share – basic and diluted	(1.24)	(1.24)	(0.80)	(0.80)	(2.78)	(0.44)	(2.78)	(0.44)

The potentially dilutive securities such as the Redeemable Convertible Preferred Shares, unvested RSUs and options were not included in the calculation of diluted loss per share because of their anti-dilutive effect.

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
In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax
profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign- invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2019, 2020 and 2021, WFOE did not have after-tax
profit and therefore no statutory reserves have been allocated.

F- 5
9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	Restricted Net Assets (Continued)

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

Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. Restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE was RMB71,376 (US$11,200) as of December 31, 2021.
The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2021 and the condensed financial information of the Company are not required to be presented.

22.	Fair Value Measurements
Assets measured or disclosed at fair value on a recurring basis as of December 31, 2021 are summarized below:

	Fair Value Measurements as of December 31, 2021 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB	US$
Fair value measurement
Short-term investments
Trading debt investments	—	65,108	—	65,108	10,217

Total asset measured at fair value	—	65,108	—	65,108	10,217

Assets measured or disclosed at fair value on a recurring basis as of December 31, 2020 are summarized below:

	Fair Value Measurements as of December 31, 2020 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments
Trading debt investments	—	5,187	—	5,187
Available-for-sale debt investments	—	44,084	—	44,084

Total asset measured at fair value	—	49,271	—	49,271

F-
60

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
The Group invested in
available-for-sale
debt investments with a
one-year
term in a
closed-end
segregated portfolio fund in 2020 and redeemed it in 2021. The investment objective of the fund is to achieve capital appreciation by primarily investing in shares of target companies to be listed in internationally recognizable stock exchanges in their respective initial public offerings
.
The fund may hold or invest 100% of its assets in temporary investments such as cash or cash equivalents at the discretion of the management of the fund. The investments cannot be sold or transferred, pledged, mortgaged, encumbered or otherwise disposed of without the prior written consent of the management of the fund.
There were no other assets or liabilities measured at a recurring or non-recurring
basis as of December 31, 2020 and December 31, 2021. The Group measures certain financial and non-financial
assets, including long-term investments and long-lived assets, at fair value on a nonrecurring basis when impairment charges are recognized.

23.	Commitments and Contingencies

(a)	Operating lease commitments
As of December 31, 2021, future minimum lease payments under non-cancellable
operating leases with initial terms in excess of one year consisted of the following:

	RMB	US$
2022	11,530	1,809
2023	5,926	930
2024	791	124
2025	1,252	196
2026	2,635	413
2027 and thereafter	4,612	724

Total	26,746	4,196

Total rental expenses for all operating leases amounted to RMB8,455, RMB9,019 and RMB10,460 (US$1,641), for the years ended December 31, 2019, 2020 and 2021, respectively.

(b)	Capital commitments
The Group and a third party investor entered into an investment agreement to establish an investee with a certain payment schedule (Note 10). The following table sets forth our contractual obligations as of December 31, 2021.

	RMB	US$
2022	3,500	548
2023	1,750	275
2024	1,750	275

Total	7,000	1,098

F-
61

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.	Commitments and Contingencies (Continued)

(c)	Contingencies
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
The three cases were consolidated on February 10, 2022 (captioned in re EHang Holdings Limited Securities Litigation, 1:21-cv-01392-GBD-GWG (S.D.N.Y., filed Feb. 19, 2021). The Court appointed lead plaintiff counsel on the same date. The lead plaintiff filed an amended complaint on April 25, 2022, making similar allegations as those in the previous complaints. Defendants will file a motion to dismiss the amended complaint in June 2022.
Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, the Company is unable to evaluate the probability of the outcome and estimate the amount or range of potential loss, if any, associated with these lawsuits, which could be material.

F-
62