Form 20-F
period 2022-12-31
EHang Holdings Ltd
filed 2023-04-27
CIK 1759783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
11/F Building One, EHang Technology Park
No. 29 Bishan Blvd., Huangpu District
Guangzhou, 510700
People’s Republic of China
(Address of principal executive offices)
Richard Jian Liu, Chief Financial Officer
Telephone: +86 20 2902 8899
EHang Holdings Limited
11/F Building One, EHang Technology Park
No. 29 Bishan Blvd., Huangpu District
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
As of December 31, 2022, there were 116,455,947 ordinary shares outstanding, comprised of (i) 77,429,387 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value of US$0.0001 per share, and (ii) 39,026,560 Class B ordinary shares outstanding, par value of US$0.0001 per share.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ☐    No  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).  ☐
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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

•	“AAVs” means autonomous aerial vehicles;

•	“ADSs” means American depositary shares, each of which represents two of our Class A ordinary shares;

•	“CAAC” means the Civil Aviation Administration of China;

•

“China” and the “PRC” means the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” means class A ordinary shares, par value US$0.0001 per share, of EHang Holdings;

•	“Class B ordinary shares” means class B ordinary shares, par value US$0.0001 per share, of EHang Holdings;

•	“Ehfly Technology” means Ehfly Technology Limited, a company incorporated in Hong Kong and a direct, wholly-owned subsidiary of EHang Holdings;

•

“EHang,” “we,” “us,” “our company” and “our” means collectively EHang Holdings and its subsidiaries and only in the context of describing our consolidated financial information only, also includes the VIE and the VIE’s subsidiaries;

•	“EHang Holdings” means EHang Holdings Limited, a company incorporated in the Cayman Islands;

•	“eVTOL” means electric vertical takeoff and landing;

•	“PCAOB” means Public Company Accounting Oversight Board of the United States.

•	“RMB” and “Renminbi” means the legal currency of China;

•	“shares” and “ordinary shares” means the Class A ordinary shares and/or the Class B ordinary shares;

•	“UAM” means urban air mobility;

•	“UAVs” means unmanned aerial vehicles;

•	“US$,” “U.S. dollars,” “$,” and “dollars” means the legal currency of the United States;

•

“VIE” means Guangzhou EHang Intelligent Technology Co., Ltd., a company incorporated in the PRC that has entered into a series of contractual arrangement with our wholly-owned PRC subsidiary. Under these contractual arrangements, EHang Holdings has a “controlling financing interest” as defined in FASB ASC 810 such that it is considered the primary beneficiary for accounting purposes only and thus consolidates each of the VIE and the VIE’s subsidiaries under U.S. GAAP; and

•	“WFOE” means EHang Intelligent Equipment (Guangzhou) Co., Ltd., a company incorporated in the PRC and an indirect, wholly-owned subsidiary of EHang Holdings.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The translations of Renminbi amounts into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect as of December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in and expected growth of the UAV industry in the PRC and globally;

•	our expectation regarding the regulatory approvals and certifications for our products and services;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders;

•	our expectations regarding our capacity to develop, manufacture and delivery AAV products in fulfilment of our contractual commitments, including orders and pre-orders;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The AAV industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the AAV industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders

EHang Holdings is not a PRC operating company but a Cayman Islands holding company conducting operations in China primarily through its subsidiaries incorporated in the PRC, including EHang Intelligent Equipment (Guangzhou) Co., Ltd., or the WFOE. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies in the UAM industry. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which became effective on January 1, 2022, our principal business does not fall into the “restricted” or “prohibited” categories. However, foreign investment in commercial and general aviation is restricted under PRC laws and regulations. Accordingly, Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, and its subsidiaries conduct business operations in the PRC, which may not be conducted by EHang Holdings and/or its subsidiaries under PRC laws and regulations, and the WFOE, the VIE and the VIE’s shareholders have entered into a series of contractual arrangements. These agreements enable us to:

•	have the power to direct significant activities of the VIE;

•	receive economic benefits from the VIE that potentially could be significant to the VIE; and

•	have an exclusive option to purchase all or part of the equity interests and assets in the VIE, when and to the extent permitted by PRC laws.

These contractual arrangements among the WFOE, the VIE and the VIE’s shareholders include shareholders voting proxy agreements, exclusive consulting and services agreements, exclusive option agreements, loan agreements, and share pledge agreements. Under the contractual arrangements, EHang Holdings has a “controlling financing interest” as defined in FASB ASC 810 such that EHang Holdings is considered the primary beneficiary of the VIE and the VIE’s subsidiaries for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” Investors in the ADSs are not purchasing equity interest in the VIE or the VIE’s subsidiaries but instead are purchasing equity interest in EHang Holdings, a Cayman Islands holding company. Revenues contributed by the VIE and the VIE’s subsidiaries accounted for 19.6%, 0.4% and 0.01% of our consolidated revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

However, the contractual arrangements may not be as effective as direct ownership in providing us with power to direct the activities of the VIE and we may incur substantial costs to enforce the terms of the agreements. If the VIE or the VIE’s shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us power to direct the activities of the VIE, and these agreements have not been tested in China courts. Furthermore, if we are unable to direct the activities of the VIE and the VIE’s subsidiaries, we would not be able to continue to consolidate the financial results of these entities in our financial statements. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and the VIE’s shareholders for certain business operations in the PRC, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the contractual arrangements with the VIE and the VIE’s shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never have a direct ownership interest in the businesses that are conducted by the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the WFOE, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

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

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our and the VIE’s business operation could result in a material adverse change in our operations and the value of the ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On May 26, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to complete inspection and investigation over accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs will be delisted and prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China.”

Permissions Required from the PRC Authorities for Our Operations

The VIE and the VIE’s subsidiaries currently conduct operations in the PRC and we consolidate the financial results of such operations under U.S. GAAP as a result of the contractual arrangements. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China, including, among others, General Aviation Enterprise Operation Licenses required for using UAVs in aerial spraying, aerial photography, operator training, flight show, aerial media solutions and other purposes. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, for our listing, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

Cash and Asset Flows through Our Organization

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

For the years ended December 31, 2020, 2021 and 2022, EHang Holdings made capital contributions of RMB66.6 million, RMB190.0 million and RMB58.9 million (US$8.5 million), respectively, to its subsidiaries. No other transfers, dividends or distributions of cash or assets were made between EHang Holdings and EHang Holdings’ subsidiaries, on the one hand, and the VIE and the VIE’s subsidiaries, on the other hand, except for the foregoing capital contributions.

EHang Holdings is a Cayman Islands holding company with no material operations of its own. The VIE and the VIE’s subsidiaries currently conduct operations in the PRC and we consolidate the financial results of such operations under U.S. GAAP as a result of the contractual arrangements. As a result, although other means are available for us to obtain financing at the holding company level, EHang Holdings’ ability to pay dividends and to service any debt it may incur may depend upon dividends paid by its subsidiaries. Among them, our Hong Kong subsidiary Ehfly Technology’s source of dividend depends on dividends paid by its PRC subsidiaries, which in part depends on payments from the VIE under the contractual arrangements with the VIE.

Current PRC regulations permit our PRC subsidiaries, such as the WFOE, to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the VIE and the WFOE are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The WFOE and the VIE may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if the WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the WFOE’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIE to make payments to the WFOE may restrict our ability to satisfy our liquidity requirements. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Dividend Distribution.”

Additionally, the VIE receives substantially all of its revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by Ehfly Technology, our Hong Kong subsidiary, in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, the WFOE may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our operating revenues effectively and affect the value of your investment.”

None of our subsidiaries has declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in the ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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

Tax Calculation(1)
Hypothetical pre-tax earnings in the VIE(1)	100
Tax on earnings at statutory rate of 25% at WFOE level(2)	(25)
Amount to be distributed as dividend from WFOE to Ehfly Technology(3)	75
Withholding tax at a treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Ehfly Technology level and net distribution to EHang Holdings(4)	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
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

Financial Information Relating to the VIE

The following tables present the condensed consolidating schedule showing the results of operations, financial position and cash flows for our holding company, EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, the VIE and the VIE’s subsidiaries, eliminating adjustments and consolidated totals as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31,
	EHang Holdings	Other subsidiaries	WFOE	2020 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2021 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Revenues	—	64	146,905	68,372	(35,248)	180,093	—	2,199	57,550	28,399	(31,341)	56,807	—	3,175	44,098	10,147	(13,103)	44,317
- Third-party revenues	—	64	144,749	35,280	—	180,093	—	2,199	54,378	230	—	56,807	—	2,595	41,716	6	—	44,317
- Inter-company revenues(1)	—	—	2,156	33,092	(35,248)	—	—	—	3,172	28,169	(31,341)	—	—	580	2,382	10,141	(13,103)	—
Costs of revenues	—	—	(99,530)	(10,239)	35,855	(73,914)	—	(1,616)	(49,098)	(720)	30,657	(20,777)	—	(1,496)	(24,655)	(836)	11,889	(15,098)
- Third-party cost of revenues	—	—	(66,438)	(7,476)	—	(73,914)	—	(48)	(20,069)	(660)	—	(20,777)	—	—	(14,516)	(582)	—	(15,098)
- Inter-company cost of revenues(1)	—	—	(33,092)	(2,763)	35,855	—	—	(1,568)	(29,029)	(60)	30,657	—	—	(1,496)	(10,319)	(254)	11,889	—

Gross profit	—	64	47,375	58,133	607	106,179	—	583	8,452	27,679	(684)	36,030	—	1,679	19,443	9,311	(1,214)	29,219
Sales and marketing expenses	—	(4,419)	(24,072)	(8,695)	—	(37,186)	—	(6,859)	(29,848)	(7,105)	583	(43,229)	—	(8,009)	(37,908)	(8,309)	1,110	(53,116)
General and administrative expenses	(1,144)	(3,537)	(44,442)	(12,490)	—	(61,613)	(5,668)	(1,383)	(166,531)	(13,889)	83	(187,388)	(13,630)	(1,554)	(116,451)	(19,380)	(50)	(151,065)
Research and development expenses	—	—	(91,967)	(13,337)	52	(105,252)	—	—	(115,141)	(22,123)	116	(137,148)	—	—	(114,692)	(20,428)	38	(135,082)

Total operating expenses	(1,144)	(7,956)	(160,481)	(34,522)	52	(204,051)	(5,668)	(8,242)	(311,520)	(43,117)	782	(367,765)	(13,630)	(9,563)	(269,051)	(48,117)	1,098	(339,263)
Other operating income	—	466	3,125	2,985	—	6,576	—	1,696	4,544	4,959	—	11,199	—	409	4,150	1,535	—	6,094

Operating loss	(1,144)	(7,426)	(109,981)	26,596	659	(91,296)	(5,668)	(5,963)	(298,524)	(10,479)	98	(320,536)	(13,630)	(7,475)	(245,458)	(37,271)	(116)	(303,950)
Share of losses from subsidiaries(2)	(117,678)	(111,170)	—	—	229,378	—	(299,575)	(298,012)	—	—	597,587	—	(253,575)	(251,156)	—	—	504,731	—
Income (losses) from the VIEs(2)	30,740	30,740	30,740	—	(92,220)	—	(8,730)	(8,730)	(8,730)	—	26,190	—	(37,603)	(37,603)	(37,603)	—	112,809	—
Interest and investment income	463	1,741	1,468	123	—	3,795	14	3,965	891	273	—	5,143	1	3,971	639	58	—	4,669
Interest expenses	—	—	(2,131)	(206)	—	(2,337)	—	—	(1,445)	(358)	—	(1,803)	—	—	(3,462)	(357)	—	(3,819)
Foreign exchange gain (loss)	—	144	(107)	(370)	—	(333)	—	(450)	(253)	(124)	—	(827)	—	(494)	(1,474)	480	—	(1,488)
Other income	—	820	318	89	—	1,227	—	742	2,735	2,610	(1)	6,086	—	1,182	393	369	—	1,944
Other expenses	—	(1,350)	(1,270)	(507)	—	(3,127)	—	(6)	(1,340)	(343)	140	(1,549)	(23,414)	—	(2,082)	(1,308)	—	(26,804)
Loss before income tax and income (loss) from equity method investment	(87,619)	(87,031)	(80,963)	25,725	137,817	(92,071)	(313,959)	(308,454)	(306,666)	(8,421)	624,014	(313,486)	(328,221)	(291,575)	(289,047)	(38,029)	617,424	(329,448)

Income tax expenses	—	—	—	(206)	—	(206)	—	(21)	—	(113)	—	(134)	—	(17)	—	(62)	—	(79)

Loss before income (loss) from equity method investment	(87,619)	(87,031)	(80,963)	25,519	137,817	(92,277)	(313,959)	(308,475)	(306,666)	(8,534)	624,014	(313,620)	(328,221)	(291,592)	(289,047)	(38,091)	617,424	(329,527)
Income (loss) from equity method investments	—	—	—	236	—	236	—	—	(276)	—	—	(276)	—	—	196	—	—	196

Net (loss) income	(87,619)	(87,031)	(80,963)	25,755	137,817	(92,041)	(313,959)	(308,475)	(306,942)	(8,534)	624,014	(313,896)	(328,221)	(291,592)	(288,851)	(38,091)	617,424	(329,331)

Net income (loss) attributable to non-controlling interest	—	93	3	4,326	—	4,422	—	170	135	(368)	—	(63)	—	414	218	478	—	1,110

Net loss attributable to ordinary shareholders	(87,619)	(86,938)	(80,960)	30,081	137,817	(87,619)	(313,959)	(308,305)	(306,807)	(8,902)	624,014	(313,959)	(328,221)	(291,178)	(288,633)	(37,613)	617,424	(328,221)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31,
	EHang Holdings	Other subsidiaries	WFOE	2021 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash and cash equivalents	72,998	137,200	28,651	8,014	—	246,863	362	52,226	185,318	11,404	—	249,310
Restricted cash	—	—	160	—	—	160	—	—	—	—	—	—
Short-term investments	—	65,108	—	—	—	65,108	—	—	—	—	—	—
Accounts receivable, net	—	66	45,164	10,959	—	56,189	—	105	19,991	202	—	20,298
Inventories	—	1,729	76,836	839	(1,329)	78,075	—	1,915	71,067	837	(1,455)	72,364
Prepayments and other current assets	—	1,529	23,564	4,302	—	29,395	—	2,268	39,262	3,653	—	45,183
Amount due from a related party	—	—	1,360	—	—	1,360	—	—	—	—	—	—
Amounts due from subsidiaries, the VIE and the VIE’s subsidiaries(3)	—	98,375	10,550	25,774	(134,699)	—	13,697	67,980	28,770	6,911	(117,358)	—
Property and equipment, net and intangible assets, net	—	350	32,158	2,109	(51)	34,566	—	219	45,609	1,273	(41)	47,060
Right-of-use assets, net	—	—	—	—	—	—	—	36	72,647	799	—	73,482
Investment in subsidiaries(2)	290,462	1,943	—	—	(292,405)	—	213,579	111,169	—	—	(324,748)	—
Others	—	4,784	18,837	97	—	23,718	—	4,899	18,003	268		23,170

Total assets	363,460	311,084	237,280	52,094	(428,484)	535,434	227,638	240,817	480,667	25,347	(443,602)	530,867

Short-term bank loans	—	—	10,000	—	—	10,000	—	—	49,794	—	—	49,794
Short-term debt	—	—	—	—	—	—	—	—	57,838	—	—	57,838
Amounts due to the Company, subsidiaries, the VIE and the VIE’s subsidiaries(3)	—	10,419	78,289	45,991	(134,699)	—	11,230	12,941	37,736	55,451	(117,358)	—
Accounts payables	—	—	42,535	3,025	—	45,560	—	—	32,356	3,100	—	35,456

	As of December 31,
	EHang Holdings	Other subsidiaries	WFOE	2021 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Accrued expenses and other liabilities	3,744	1,040	39,014	18,053	—	61,851	27,432	3,223	47,396	19,712	—	97,763
Contract liabilities	—	906	12,248	1,677	—	14,831	—	—	17,294	2,027	—	19,321
Long-term loans	—	—	8,000	9,000	—	17,000	—	—	—	3,846	—	3,846
Lease liabilities	—	—	—	—	—	—	—	36	74,597	800	—	75,433
Net interest of the VIEs(2)	27,115	27,115	27,115	—	(81,345)		64,718	64,718	64,718	—	(194,154)	—
Others	—	8,498	42,060	1,588	—	52,146	—	11,607	49,389	5,742		66,738

Total liabilities	30,859	47,978	259,261	79,334	(216,044)	201,388	103,380	92,525	431,118	90,678	(311,512)	406,189

Total shareholders’ equity (deficit)(2)	332,601	263,106	(21,981)	(27,240)	(212,440)	334,046	124,258	148,292	49,549	(65,331)	(132,090)	124,678

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31,
	EHang Holdings	Other subsidiaries	WFOE	2020 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2021 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net cash (used in) provided by operating activities(4)	(681)	2,331	(148,228)	(5,118)	—	(151,696)	(4,874)	(5,792)	(107,481)	(3,482)	—	(121,629)	(13,738)	(24,239)	(140,108)	4,627		(173,458)

Cash flows from investing activities
Capital contribution	(66,599)	(90,000)	—	—	156,599	—	(190,026)	(109,000)	—	—	299,026	—	(58,898)	(208,484)	—	—	267,382	—
Proceeds from maturities of short-term investments	—	18,596	32,200	21,200	—	71,996	—	—	—	—	—	—	—	141,388	—	10,000	—	151,388
Purchase of short-term investments	—	(61,964)	(32,200)	(21,200)	—	(115,364)	—	—	—	—	—	—	—	(66,807)	—	(10,000)	—	(76,807)
Loans to third parties	—	(1,900)	(52,000)	—	—	(53,900)	—	—	—	—	—	—	—	—	—	—	—	—
Repayment of loan to a third party	—	—	40,000	—	—	40,000	—	—	—	—	—	—	—	—	—	—	—	—
Other investing activities	(484)	(1,538)	(6,812)	(107)	—	(8,941)	150	(17,062)	(15,611)	(878)	—	(33,401)		1,580	(19,524)	(237)	—	(18,181)

Net cash (used in) provided by investing activities	(67,083)	(136,806)	(18,812)	(107)	156,599	(66,209)	(189,876)	(126,062)	(15,611)	(878)	299,026	(33,401)	(58,898)	(132,323)	(19,524)	(237)	267,382	56,400

Cash flows from financing activities
Capital contribution	—	66,599	90,000	—	(156,599)	—	—	190,026	109,000	—	(299,026)	—	—	58,898	208,484	—	(267,382)	—
Proceeds from mandatorily redeemable non- controlling interests of a subsidiary	—	—	40,000	—	—	40,000	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from short-term bank loans	—	—	15,000	—	—	15,000	—	—	—	—	—	—	—	—	49,794	—	—	49,794
Repayment of a short-term bank loan	—	—	(5,000)	—	—	(5,000)	—	—	—	—	—	—	—	—	(9,000)	(1,000)	—	(10,000)
Other financing activities	(7,343)	—	23	—	—	(7,320)	256,947	—	5,000	5,000	—	266,947	—	85	66,861	—	—	65,946

	For the year ended December 31,
	EHang Holdings	Other subsidiaries	WFOE	2020 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2021 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net cash (used in) provided by financing activities	(7,343)	66,599	140,023	—	(156,599)	42,680	256,947	190,026	114,000	5,000	(299,026)	266,947	—	58,983	316,139	(1,000)	(267,382)	106,740

Effect of exchange rates on cash, cash equivalents and restricted cash(5)	—	(6,264)	—	—	—	(6,264)	—	(5,067)	—	—	—	(5,067)	—	12,605	—	—	—	12,605
Net (decrease) increase in cash, cash equivalents and restricted cash	(75,107)	(74,140)	(27,017)	(5,225)	—	(181,489)	62,197	53,105	(9,092)	640	—	106,850	(72,636)	(84,974)	156,507	3,390	—	2,287
Cash, cash equivalents and restricted cash at the beginning of the year	85,908	158,235	64,920	12,599	—	321,662	10,801	84,095	37,903	7,374	—	140,173	72,998	137,200	28,811	8,014	—	247,023

Cash, cash equivalents and restricted cash at the end of the year	10,801	84,095	37,903	7,374	—	140,173	72,998	137,200	28,811	8,014	—	247,023	362	52,226	185,318	11,404	—	249,310

Notes:

(1)	Represents the elimination of the intercompany transactions at the consolidation level.
(2)	Represents the elimination of the investment among the EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, WFOE, and the VIE and the VIE’s subsidiaries.
(3)	Represents the elimination of intercompany balances among the EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, WFOE, and the VIE and the VIE’s subsidiaries.
(4)	For the years ended December 31, 2020, 2021 and 2022, the WFOE did not charge any service fee from the VIE as the VIE was in cumulative loss position.

For the years ended December 31, 2020, 2021 and 2022, cash paid by WFOE to VIE and VIE’s subsidiaries were RMB14.8 million, RMB3.2 million and RMB45.5 million, respectively, which represented purchase of software and inventories.

For the years ended December 31, 2020, 2021 and 2022, cash paid by WFOE to other subsidiaries were nil, nil, and RMB0.6 million, respectively, which represented purchase of inventories.

For the years ended December 31, 2020, 2021 and 2022, cash paid by other subsidiaries to WFOE were nil, nil, and nil, respectively, which represented purchase of inventories.

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

•	Our future growth depends on the demand for, and customers’ willingness to adopt, our AAVs and air mobility solutions.

•

In the jurisdictions where we, the VIE and the VIE’s subsidiaries sell and plan to sell products, the commercial use of AAVs is subject to an uncertain or lengthy approval process; we cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which we, the VIE and the VIE’s subsidiaries, the AAVs and potential customers may be unable to comply. As a result, we, the VIE and the VIE’s subsidiaries may be limited in, or completely restricted from, growing business in the foreseeable future.

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

Risks Relating to Our Corporate Structure

•

If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•

We rely on contractual arrangements with the VIE and the VIE’s shareholders for certain business operations in the PRC, which may not be as effective as direct ownership in providing operational control.

•	Any failure by the VIE or the VIE’s shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

•	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•

We may lose the ability to use and enjoy assets held by the VIE that are material to certain business operations in the PRC if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

•

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operation.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•	We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies.

•

The approval of and the filing with the CSRC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.

•

The ADSs will be delisted and prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China.

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

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

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

Risks Relating to Our Business and Industry

Our future growth depends on the demand for, and customers’ willingness to adopt, our AAVs and air mobility solutions.

We operate in the new and evolving AAV industry. Our business and operating results depend in large part on the acceptance of and demand for our AAVs and air mobility solutions. The success of these products and services are and will be subject to risks, including with respect to:

•	the extent of market reception and adoption of AAVs as transportation and logistics solutions;

•	our navigating a new and evolving regulatory environment;

•	our timely fulfillment of product orders;

•	our ability to produce safe, high-quality and cost-effective AAVs on an ongoing basis;

•	the performance of our AAVs relative to customer expectations and customers’ interest in and demand for our AAVs and air mobility solutions; and

•	our building a well-recognized and respected brand.

Our failure to manage the risks described above may discourage current or potential customers from purchasing our AAVs or using our AAV commercial solutions, and there may be downward price pressure on our AAVs and commercial solutions. If the market for AAVs or air mobility solutions does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be materially and adversely affected.

In the jurisdictions where we, the VIE and the VIE’s subsidiaries sell and plan to sell products, the commercial use of AAVs is subject to an uncertain or lengthy approval process; we cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which we, the VIE and the VIE’s subsidiaries, the AAVs and potential customers may be unable to comply. As a result, we, the VIE and the VIE’s subsidiaries may be limited in, or completely restricted from, growing business in the foreseeable future.

We operate in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. As described below, in the jurisdictions relevant to us, the commercial use and delivery of our AAVs are, and in the near future are expected to continue to be, subject to an uncertain or lengthy approval process. Without obtaining all applicable regulatory approvals, our AAVs are currently mainly operated on a limited trial basis by our customers in tourism locations in China and are not in broad, mainstream commercial operations. We are unable to estimate the average length of time required to obtain the applicable regulatory approvals due to the nascent nature of AAV-related regulations and the lack of relevant precedents. For example, we are not aware of any operator having been granted all required approvals for the commercial operations of passenger-carrying AAVs in China, the United States or elsewhere. In addition, PRC and U.S. regulations impose significant restrictions on our non-passenger-carrying AAVs. We cannot predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions.

In China, the Civil Aviation Administration of China, or CAAC, published the Guidance on UAV Airworthiness Assessment Based on Operation Risks, or the UAV Airworthiness Guidance, on January 25, 2019, which is based on the assessment, classification and management of operational risks of UAVs. On May 26, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Administrative Procedures for Airworthiness Assessment of Civil Unmanned Aerial Vehicle Systems (Trial), or the Airworthiness Assessment Procedures, effective on June 1, 2020, with a one-year trial period. According to the Airworthiness Assessment Procedures, enterprises shall apply for the approval letter of design and manufacture from the CAAC if they plan to design and manufacture civil unmanned aerial vehicle systems. The holder of an approval letter of design and manufacture shall set up an airworthiness examination agency, which shall, in accordance with the Administrative Procedures for the Real-name Registration of Civil UAVs (Draft), complete the pre-registration of the civil unmanned aerial vehicle systems it manufactures and, at the time of a customer’s completing the real-name registration and applying for airworthiness approval, conduct verification and inspection and give suggestion to the CAAC as to whether or not to issue the airworthiness approval. The airworthiness approval for a private UAV system shall be completed simultaneously with the real-name registration. We may be required to comply with these regulatory requirements and to obtain relevant licenses, permits, registrations or certificates under such regulatory requirements. However, since the Airworthiness Assessment Procedures is newly enacted, uncertainties still exist in relation to its interpretation and implementation, and there is no detailed rule regarding when and how we should apply for the relevant approvals mentioned therein. Additional rules and regulations with respect to the airworthiness of AAVs are still under discussion by the CAAC. We are making contributions as a member of the CAAC Special Expert Taskforce. On October 29, 2021, the CAAC further published the Civil Unmanned Aircraft System Airworthiness Certification Management Procedures (Draft for Comments), Civil Unmanned Aircraft System Safety Analysis Guidelines (Draft for Comment), and Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment). Such draft UAV rules mainly cover the medium UAVs weigh between 25 kilograms and 150 kilograms, and large UAVs exceed 150 kilograms in weight. We submitted an application for the EH216-S Type Certification to the CAAC in December 2020, which was accepted by the CAAC in January 2021. Our EH216-S AAVs, as a special category aircraft under Section 21.17 of Certification Procedures for Civil Aviation Products and Parts, or CCAR-21, will be required to meet the criteria set forth in Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, or Special Conditions, promulgated by the CAAC on February 9, 2022. The Special Conditions provided clear safety requirements for the certification of EH216-S with respect to flight performance, aircraft structures, design and manufacture, propulsion system, data link, ground control station, etc. Having passed through the Type Certification phases of Concept Design, Requirements Definition, and Compliance Planning, we are in the final phase of Demonstration and Verification of Compliance to conduct tests, including laboratory tests, ground tests and inspections, flight tests and data analysis. As of the date of this annual report, we have completed 75% of the compliance tests of the EH216-S type certification project with the CAAC, which means more than 90% of the entire Type Certification processes have been completed. However, we cannot assure you that we will be able to obtain any of the certificates of design and manufacture or airworthiness as required under the detailed rules and regulations in a timely manner or that we can satisfy the relevant requirements or standards under the detailed rules or regulations to be promulgated in the future, which may materially and adversely affect our business and future prospects.

Under the Pilot Operation Rules (Interim) for Specific Unmanned Aircraft issued by the CAAC on February 1, 2019, or Interim Rules, to start any specific trial operation, the prospective operator of certain classes of UAVs must submit an application and be approved by the CAAC. In February 2019, we submitted an application to the CAAC for trial operation in relation to a customer’s use of our EH216-S, a model of our passenger-carrying AAVs, for aerial logistics purpose. In May 2020, we obtained the trial operation approval from the CAAC, which expired on May 31, 2021. There can be no assurance that similar approval will be granted to the operations of other customers.

Further, the VIE and the VIE’s subsidiaries are required to obtain approvals from local divisions of the People’s Liberation Army Air Force, or PLAAF, for proposed flight routes in connection with our business. As the approvals from the PLAAF are usually granted on a one-off basis or are only valid for a limited period of time and the local divisions of PLAAF may exercise air traffic control under certain circumstances which may restrict us from operating our AAVs from time to time, we cannot assure you that the VIE and the VIE’s subsidiaries will be able to obtain such approval for each matter on which we will work on with our customers or partners in the future. If such approval is not granted in a timely manner, we, the VIE and the VIE’s subsidiaries, as well as our and their customers or partners will not be able to fly the AAVs in the proposed flight routes.

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

As of December 31, 2022, we had unfilled pre-orders for more than 1,200 units of the EH216 series and the VT-30 AAVs. Commercial production of our AAVs requires timely and adequate supply of various types of raw materials and components, as well as mass production capacity and efficient manufacturing and assembly. We have limited experience in high-volume manufacturing of our AAVs. We cannot assure you that we will be able to expand our production capacity efficiently and cost-effectively, or to procure sufficient raw materials and components to meet our production volume. While we are looking into expanding our manufacturing capacity through partnerships, such partnerships may not be successful, or we may not be able to do so in a timely manner to fulfill our backlog orders. While we obtain components from multiple sources whenever possible, some of the components used in our AAVs are currently selected to be purchased from a single source to improve cost-efficiency. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of our AAVs. We also outsource certain manufacturing activities to third party contract manufacturers. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time.

Any of the foregoing could result in our failure to make timely deliveries to our customers. Such failure would materially and adversely affect our business, results of operations, financial condition and prospects.

Our framework and conditional agreements may not result in material sales of our products.

We have entered into a number of long-term agreements with customers and partners relating to the sale of our AAVs. Some of these agreements are conditional, and our counterparty is not obligated to purchase our products unless a number of conditions are satisfied. Under our agreement with a U.S. biotechnology customer, the customer is not required to purchase our AAVs unless our AAVs achieve a number of performance milestones and it obtains required approvals from the Federal Aviation Administration, or the FAA, and the Food and Drug Administration, or the FDA, for the commercial operation of our AAVs. As of December 31, 2022, we had delivered five units of passenger-carrying AAVs to this customer for their trial operations conducted in Canada. We have yet to achieve the performance milestones, and the customers are allowed to terminate the agreements before that happens. Further, it may be time-consuming for the customer to obtain the required approvals, if they are able to do so at all. Some other agreements are framework agreements containing sales targets, but that does not obligate our counterparties to purchase our products at all. We expect the number of orders and pre-orders we receive under these framework agreements to depend on a number of factors, including changes in the regulatory environment, customers’ acceptance of and demand for our products and services and our production capacity. For the foregoing reasons, we may not receive substantial orders from our current or potential customers. As our long-term agreements may not result in material sales of our products, our future results of operations may not scale or otherwise meet our current expectations.

We have substantial customer concentration.

In 2020, 2021 and 2022, our largest customer accounted for 51%, 35% and 21% of our revenues, respectively. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers that mainly operate our AAVs in tourism locations in China, rather than in broad, mainstream commercial operations. We are unable to predict the future level of demand for our products and/or services that will be generated by these customers. If our major customers were to cease purchasing our products or services, cancel existing orders or fail to make payments to us in a timely fashion, our business and results of operations will be materially and adversely affected.

Our technology platform may not perform in line with customer specifications or expectations.

Our technology platform, consisting of our AAVs, in-flight operating systems and on-the-ground infrastructure, may not perform in line with customers’ expectations. For example, our AAVs may not be as easy to operate or maintain as customers expect. In addition, certain orders and pre-orders of our AAVs are conditioned on their meeting defined technical specifications (such as a specified cruising speed, operational range and payload capacity) according to agreed-upon delivery timetables. See “Item 4. Information on the Company—B. Business Overview—Our Business Lines” for further details. Future customers may also require performance specifications that we are unable to deliver. Some of these target specifications, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.

Our technology platform may contain design or manufacturing defects that result in unsatisfactory performance or require repair. Our technology platform uses a substantial amount of algorithms and software to operate. Software products are inherently complex and often contain defects and errors, especially when first introduced. While we have performed extensive internal testing on our AAV software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our technology platform. There can be no assurance that we will be able to detect and fix any defects in our technology platform before we, the VIE and the VIE’s subsidiaries sell products and services to customers.

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

Our reputation and the trading price of the ADSs may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of the ADSs to decline and fluctuate significantly. For example, after Wolfpack Research, an entity unrelated to us, issued a report containing various allegations about us in February 2021, the trading price of the ADSs declined sharply. The negative publicity and the resulting decline of the trading price of the ADSs also led to the filing of three putative shareholder class action lawsuits against us and some of our senior executive officers. Though unsuccessful, these lawsuits had further negative impact on the market price of the ADSs and diverted management’s attention from the day-to-day operations of our company. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Our management and audit committee conducted additional procedures and actions to mitigate risks of the short seller allegations. However, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

We may continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We, the VIE and the VIE’s subsidiaries may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we, the VIE and the VIE’s subsidiaries will be able to conclusively refute each of the allegations within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of the ADSs.

We are a relatively young company with a short operating history, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We, the VIE and the VIE’s subsidiaries have been providing AAV commercial solutions since 2014. Although we have experienced growth, our historical performance may not be indicative of our future performance due to our limited operating history. We are currently commercializing our AAVs and air mobility solutions, and have a short history of accepting orders for our AAVs and delivering them to customers for testing, training and demonstration purposes. There is only a limited historical basis for making judgments on the demand for our products and services or our ability to produce and deliver AAVs and air mobility solutions, or to become profitable in the future.

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

As our business grows, we, the VIE or the VIE’s subsidiaries may adjust our product and service offerings. These adjustments may not bring about expected results and may instead have a material and adverse impact on our financial condition and results of operations. For example, we and the VIE historically manufactured and sold consumer drones while we and the VIE were developing our AAVs and AAV commercial solutions. Our consumer drone business was not successful. We and the VIE gradually phased out this business to focus on more innovative products and services. Our revenue structure may continue to evolve in response to market demand. In particular, we expect the relative revenue contribution from air mobility solutions to increase and that from aerial media solutions to decrease in the foreseeable future. Our growth is dependent on the development of such new products and services. We may not accurately identify market needs before we invest in the development of a new product or a new service. In addition, we might face difficulties or delays in the development process, which may result in losses in our market share and competitive advantages.

In pursuit of our growth strategy, we, the VIE or the VIE’s subsidiaries may enter into new strategic relationships to further penetrate our targeted markets. For example, we cooperated with local partners for developing UAM businesses and received pre-orders for our AAVs from partners in Japan, Indonesia, Malaysia, etc. Should these relationships fail to materialize and develop into demand or orders for our products and services, or should we fail to work effectively with these companies, we may lose opportunities to generate sales growth and our business, results of operations and financial condition could be adversely affected.

Our AAVs and AAV commercial solutions are subject to safety standards, and the failure to satisfy such mandated safety standards or failure to design, manufacture and operate safe and high-performance AAVs and related operating systems and infrastructure would have a material adverse effect on our business and operating results.

Sales of our AAVs must comply with applicable standards in the market where they are sold, including standards on design, manufacturing and operation. In China, for example, certain components of our AAVs must pass various tests and undergo a certification process and be affixed with a China Compulsory Certificate, or CCC, before they can be installed on our AAVs. We cannot assure you that we have obtained the CCC for all the components of our AAVs that are listed in the CCC Product Catalogue. Failure to install components with a CCC may prevent us from selling the affected products and negatively affect our manufacturing and sales of AAVs. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation” for further details. In the United States, the FAA oversees the safety of aircraft operations in the national airspace system and has the authority to grant airworthiness certificates and related exemptions to unmanned aircraft systems. If we fail to have our AAVs satisfy applicable aerial vehicle standards in any jurisdiction where we operate, our business and operating results would be adversely affected. To achieve a high level of safety assurance, we have also established our own AAV safety standards. While we are committed to producing safe and high-quality products, there can be no assurance that our safety technology will be effective in preventing incidents related to product safety, such as accidents involving our AAVs. Failure to ensure the safe operation of our AAVs will affect our reputation and the sales of our AAVs, which will ultimately adversely affect our business operation and financial results.

We have incurred, and in the future may continue to incur, net losses.

We have incurred net losses in the past. In 2020, 2021 and 2022, we had net losses of RMB92.0 million, RMB313.9 million and RMB329.3 million (US$47.7 million), respectively, and we had net operating cash outflows of RMB151.7 million, RMB121.6 million, and RMB173.5 million (US$25.1 million), respectively, in the same years. We expect our net losses to increase in future periods as we continue to expand our business and operations. See “Item 5. Operating and Financial Review Prospect—B. Liquidity and Capital Resources” for more information on our liquidity and capital resources. We also expect to incur substantial costs and expenses as a result of being a public company.

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

An accident involving an AAV provided by us or another manufacturer could cause regulatory agencies around the world to tighten restrictions on the use of AAVs, particularly over-populated areas, and could cause the public to lose confidence in our products and AAVs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We, the VIE or the VIE’s subsidiaries could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high-profile accident occur resulting in substantial casualty or damages, either involving our AAVs or products offered by other companies, public confidence in and regulatory attitudes toward AAVs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

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

We delivered seven, two and four EH216 series AAVs abroad in 2020, 2021 and 2022, respectively. We have entered into sales contracts with customers outside China. In 2020, we delivered our EH216 series AAVs to customers in Canada, Mexico, Japan, Korea, etc. In 2021, we delivered our EH216 series AAVs to customers in Korea and Indonesia. In 2022, we delivered our EH216 series AAVs to customers in Sweden, Mexico and Israel. As international expansion is one of our core strategies, we expect our international sales to increase in the future. In markets outside China, we generally have less experience in marketing, selling and deploying our AAVs. International expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. International sales and operations are subject to risks such as:

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

The failure to manage any of these risks could negatively affect our international business and consequently our overall business and operating results. In addition, the concern over these risks may also prevent us from entering into, or marketing, selling or releasing certain of our AAVs and AAV commercial solutions and related services in, certain markets.

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

In addition, we are vulnerable to natural disasters and other calamities such as hurricanes, tornadoes, floods, earthquakes and other adverse weather and climate conditions. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis, and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our customers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering system that compromise our products and services, or due to errors in product installation, any of which could harm our business.

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

The battery packs installed on our AAVs make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery packs used for our AAVs are designed to passively contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of our AAVs could occur, which could result in accidents, casualty or damages, and subject us to lawsuits, product recalls, and/or redesign efforts. Also, negative public perceptions regarding the suitability of lithium-ion cells for AAV applications or any future incident involving lithium-ion cells, even if such incident does not involve our AAVs, could seriously harm our business. In addition, we store a significant number of lithium-ion cells at our facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall.

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

If we fail to comply with environmental protection and work safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental protection and work safety laws and regulations. For more details, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Environmental Protection and Work Safety.” We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. Environmental and social laws and regulations have tended to become increasingly stringent. There has been increased global focus on environmental and social issues and it is possible that China may potentially adopt more stringent standards or new regulations in these areas. To the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our company. In addition, we may incur substantial costs in order to comply with current or future environmental protection and work safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

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

Our business could be significantly affected by public health epidemics that may hit China and/or other countries where we sell our products, such as the outbreak of coronavirus, avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. For example, the severity of the past COVID-19 pandemic resulted in lock-downs, travel restrictions and quarantines imposed by governments across the world and materially affected general commercial activities on a global scale. In 2022, we experienced delayed fulfillments from suppliers as well as reduced demand for our AAVs from the tourism sector, which suffered disproportionately from the pandemic. The majority of our revenue generated from sales of the EH216 series AAVs are from a limited number of customers that mainly operate our AAVs in tourism locations in China, rather than in broad, mainstream commercial operations. Therefore, in 2021 and 2022, we faced delayed collection of our accounts receivable from some of our customers later than the due dates. A COVID-19 outbreak may result in these customers ceasing purchases, canceling or reducing orders for our products or services, or failing to make payments owed to us in a timely manner or at all, which may materially and adversely impact our business and result of operations. The COVID-19 pandemic had caused an economic downturn in many countries. Such general economic slowdown may reduce the demand for our products and services. Any future outbreak of a contagious disease, and other adverse public health developments may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

We could be adversely affected by security-related concerns of the United States and other countries against Chinese companies and products and political tensions between the United States and China.

Due to security-related concerns, U.S. government actions targeting exports of certain technologies to China are becoming more pervasive. The U.S. government has in the past issued export restrictions that effectively banned U.S. companies from selling products to ZTE Corporation, and in May 2019 imposed a similar ban on sales of all products to Huawei. In 2018, the U.S. adopted new laws designed to address concerns about the export of emerging and foundational technologies to China. In May 2019, former U.S. President Donald J. Trump issued an executive order that invoked national emergency economic powers to implement a framework to regulate the acquisition or transfer of information communications technology in transactions that imposed undue national security risks. In October 2022, the Biden Administration issued extensive new restrictions on the export to China of advanced semiconductors, as well as design software and manufacturing equipment, without a special license. These actions could lead to additional restrictions on the export of products that include or enable technologies on which we rely. Such restrictions imposed by the United States or any other countries may make it more difficult for us to procure or license technological products from these countries, or affect the ability of our PRC suppliers to manufacture and provide us with advanced components, which may increase our costs, impair our products’ competitiveness, and have a material adverse effect on our business.

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

We, the VIE and the VIE’s subsidiaries may need to defend ourselves against claims of intellectual property infringement, which may be time-consuming and costly.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our AAVs, AAV operating systems and infrastructure or their components, which could make it more difficult for us to operate our business. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights by us, the VIE or the VIE’s subsidiaries or otherwise assert their rights against us, the VIE or the VIE’s subsidiaries. Moreover, our, the VIE’s or its subsidiaries’ applications and uses of trademarks relating to design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. We, the VIE or the VIE’s subsidiaries may also fail to apply for key trademarks in a timely manner. For example, there are some precedent registrations by several other Chinese companies of the trademark “ ” (the Chinese characters for our brand, “EHang”) for vehicles and bicycles, which fall into the same class of products as remote aerial vehicles and aerospace transportation. Although we received a favorable judgement in a proceeding relating to such precedent registrations, we may continue to face intellectual property infringement claims in the future.

If we, the VIE or the VIE’s subsidiaries are determined to have infringed upon a third party’s intellectual property rights, the VIE or the VIE’s subsidiaries may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or using AAVs or offering goods or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our, the VIE’s or its subsidiaries’ AAVs, AAV operating systems and infrastructure, components or services; or

•	establish and maintain alternative branding for our, the VIE’s or its subsidiaries’ products and services.

In the event of a successful claim of infringement against us, the VIE or the VIE’s subsidiaries and our, the VIE’s or its subsidiaries’ failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, even if frivolous, could result in substantial costs, negative publicity and diversion of resources and management attention.

Our or the VIE’s intellectual property rights may not protect us effectively.

As of March 31, 2023, we and the VIE together owned 331 issued patents, 302 pending patent applications, 371 registered trademarks, and 24 registered copyrights in China in relation to our and the VIE’s technologies. We cannot assure you that our or the VIE’s pending patent applications will be granted. Even if our or the VIE’s applications are successful, patents may be contested, circumvented or invalidated in the future.

In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. The claims under any patents that are issued from our or the VIE’s patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours or the VIE’s. It is also possible that the intellectual property rights of others could bar us or the VIE from licensing and exploiting any patents that are issued from our or the VIE’s pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we and the VIE have developed and are developing our technologies. These patents and patent applications might have priority over our or the VIE’s patent applications and could subject our or the VIE’s patent applications to invalidation. Finally, in addition to those who may claim priority, any of our or the VIE’s existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Through our AAVs, app and command-and-control systems, we log information about each AAV’s use, such as charge time, battery usage, mileage and location information, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the flying experience. Images and videos captured by cameras attached to our AAVs are stored on our servers, servers of third-party cloud storage providers or other servers designated by our customers. We, therefore, process, including but not limited to collect, store, process, use, transfer, provide, disclose and delete, personal data from our users in order to better understand and serve our users. Such personal data processing also enables our content feeds recommendation. Possession and use of our users’ flying behavior and data in conducting our business may subject us to legislative and regulatory oversight in China and other jurisdictions, such as the European Union and the United States. For example, in January 2018, the European Union promulgated the General Data Protection Regulation to further protect fundamental rights in privacy and personal information so that members of the general public have more control over their personal information. Regulations in relevant jurisdictions may require us to obtain user consent for the collection of personal information, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident.

Concerns or claims about our practices with regard to the processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. The PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC, the Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the processing of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers are subject to various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. For example, on June 10, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, effective from September 1, 2021. The Data Security Law provides that data processing activities that affects or may affect national security shall be subject to a data security review procedure. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which called for a heightened scrutiny over overseas-listed China-based companies of their compliance with the laws and regulations regarding data security, cross-border data flow and management of confidential information, and such laws and regulations are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process. We may need to adjust our business to comply with data security requirements and other laws and regulations from time to time.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

On November 14, 2021, the CAC publicly solicited opinions on the Administration Regulations on Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations stipulates that data processors processing personal information of more than one million users shall be subject to the various requirements that apply to important data processors, including but not limited to: (a) important data processors shall specify the person in charge of data security and establish a data security management organization; (b) important data processors shall file with competent authorities within 15 working days after the identification of important data; (c) important data processors shall develop a data security training program for its employees; (d) important data processors shall carry out annual data security assessment and file such report with competent authorities annually. Uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. We cannot assure you that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us. At this stage, we are unable to predict the possible consequences of these drafts, if any, and we are monitoring and assessing the rulemaking process closely. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

On December 31, 2021, the CAC, together with other regulatory authorities, published the Administrative Provisions on Algorithm Recommendation for Internet Information Services, or the Administrative Provisions on Algorithm Recommendation, effective on March 1, 2022. Pursuant to the Administrative Provisions on Algorithm Recommendation, users should be given an option to easily turn off algorithm recommendation services, and service providers shall, among others, establish and improve the management systems and technical measures for algorithm driven recommendation mechanism and regularly review, evaluate and verify the principle, models, data and application results of algorithms. The Company will closely monitor the regulatory development and adjust its business operation from time to time to comply with the regulations over algorithm.

Pursuant to the National Security Law issued by SCNPC on July 1, 2015, the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China. On December 28, 2021, the CAC together with other regulatory authorities officially announced the Cybersecurity Review Measures, which is consistent with the Cybersecurity Review Measures (Revision Draft for Comment) announced by the CAC on July 10, 2021. Pursuant to the Cybersecurity Review Measures, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affects or may affect national security shall be subject to cybersecurity review. Network platform operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review if they intend to be listed abroad. On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, or the CIIO Regulations, which became effective on September 1, 2021. Pursuant to the CII Regulations, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs, science and technology industry for national defense and other industries and sectors that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs. As of the filing of this annual report on Form 20-F, no detailed rules or interpretations have been issued and we have not been informed as a CIIO by any governmental authorities. Furthermore, the exact scope of CIIOs, under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law. If we are identified as CIIO, we will be subject to stricter requirements on business operations and cybersecurity compliance, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services, and if a cybersecurity review is applicable, we may be required to suspend providing any existing or new services to our users, and we may experience other disruptions of our operations.

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

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet certain requirements imposed on us by such laws, regulations or obligations. Any failure on our part to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, collection, transfer, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing users from using our platform or result in investigations, fines, suspension of our app, or other penalties by government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. In addition, the interpretation and application of the aforementioned laws and regulations are often uncertain and in flux. Our practice may become inconsistent with these laws and regulations.

Our platform and internal systems depend on the ability of software and hardware developed and maintained internally and/or by third parties to store, retrieve, process and manage immense amounts of data, including personal information or other privacy-related matters. The software and hardware on which we rely may now or in the future contain undetected programming errors, bugs, or vulnerabilities which may result in errors or compromise our ability to protect the data of our users and in turn adversely affect our business, financial condition and operation results. Any systems failure or compromise of security that results in the unauthorized access to or release of the data, photo or messaging history of our users could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation or regulatory investigations against us, and we could be subject to material liability or penalties. Additionally, we connect our platform with software development kit provided by third parties who may also process users’ data. The integrity of our user data also depends on their ability to secure and protect the data they process. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of services we offer and as we increase the size of our user base.

We may also become subject to laws and regulations affecting data protection, data privacy and/or information security in other jurisdictions by virtue of having users who reside in these jurisdictions, even if we do not have a physical presence there. Many jurisdictions have in the past adopted, and may in the future adopt, new laws and regulations, or amendments to existing laws and regulations, affecting data protection, data privacy and/or information security, such as the General Data Protection Regulation, or the GDPR, adopted by the European Union that became fully effective on May 25, 2018. The interpretation and application of these laws or regulations are often uncertain and in flux. We cannot guarantee you that our practice is consistent with these laws and regulations and our practice may become inconsistent with these laws and regulations; if so, we could be subject to fines and orders requiring that we change our practices, which could have an adverse effect on our business and results of operations. Complying with new data laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

We will need significant capital to, among other things, conduct research and development, expand our manufacturing capacity, roll out new products and solutions and provide commercial services. We may also need significant capital to maintain our existing property and equipment. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements, including capital expenditures, for at least the 12 months after the date of this annual report. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.

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

We have entered into strategic alliances with various business partners, and may in the future enter into joint research and development agreements or co-branding agreements with third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Although we currently do not have any specific acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to any required shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in delays and increased costs, and may derail our business strategies if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Our business could be adversely affected by trade tariffs or other trade barriers.

Starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States and both China and the United States have each imposed additional tariff since then. The United States may also in the future impose tariffs on the importation of consumer products related to our business, such as AAVs. In addition, the European Union has imposed tariffs on imports of AAVs originating from the PRC. We plan to export our AAVs to the United States and the European Union. Any new tariffs on AAVs or other relevant products imposed by the United States or the European Union may significantly increase our costs. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We, the VIE and the VIE’s subsidiaries have limited insurance coverage, which could subject us to significant costs and business disruption.

We, the VIE and the VIE’s subsidiaries have limited liability insurance coverage for our products and business operations. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful liability claim against us, the VIE or the VIE’s subsidiaries due to injuries or damages suffered by our users could materially and adversely affect our financial condition, results of operations and reputation. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption could result in substantial cost to us and diversion of our resources. Furthermore, China, the United States or any other jurisdiction relevant to our business may impose requirements for maintaining certain minimum liability or other insurance relating to the operation of AAVs. Such insurance policies could be costly, which would reduce the demand for our AAVs. Alternatively, certain insurance products that would be desirable to AAV operators may not be commercially available, which would increase the risks of operating our AAVs and also reduce the demand for them.

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

We may be the subject of complaints or litigation from customers, suppliers, employees or other third parties for various actions. For example, we received a judgment against us in a dispute with a former employee and entered into a settlement with the former employee in April 2023. The damages sought against us in some of these litigation proceedings could be substantial. We cannot assure you that we will always have meritorious defenses to the plaintiffs’ claims. While the ultimate effect of these legal actions cannot be predicted with certainty, our reputation and the result of operations could be negatively impacted. The proceedings we may be involved in from time to time, could incur substantial judgments, fines, legal fees or other costs and have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Moreover, certain lessors have not provided us and the VIE with valid ownership certificates or authorization of sublease for our and the VIE leased properties. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such properties were built illegally or failed to pass the inspection or other reasons, such lease contracts may be recognized as void and as a result, we and the VIE may be required to vacate the relevant properties. In addition, if our and the VIE’s lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our and the VIE’s leases could be invalidated. If this occurs, we and the VIE may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us and the VIE, or we and the VIE may be required to vacate the relevant properties if the terms of the new leases are not reached. Furthermore, one lease the VIE has been using for research and development and office purposes had expired, and the VIE is in the process of negotiating renewal with the lessor. We and the VIE may enter into new lease contracts with the lessors, and the terms of the new leases may be less favorable to us and the VIE, or we and the VIE may be required to vacate the relevant properties if the terms of the new leases are not reached.

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

We adopted the 2015 Share Incentive Plan, or the 2015 Plan, and the 2019 Share Incentive Plan, or the 2019 Plan (collectively, the “Plans”), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with U.S. GAAP. Under the Plans, we are authorized to grant restricted share units and other types of awards. As of the date of this annual report, the maximum number of ordinary shares that may be issued pursuant to all awards granted under the 2015 Plan and 2019 Plan is 8,867,053 and 8,266,949, respectively. As of March 31, 2023, 2,878,750 restricted share units and 53,737 share options had been granted and were outstanding under the Plans. As of December 31, 2022, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB158.9 million (US$23.0 million).

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

•

For our lack of sufficient controls for properly tracking the shipping records of the AAVs, we (i) replaced the logistics service provider with a reputable and qualified vendor; (ii) optimized the approval process with detailed delivery information and with cross-departmental and multi-level personnel’s approval and review before delivery; (iii) strengthened the delivery note with relevant parties’ confirmation with signature, date and further evidenced by stamp from the logistics service provider; (iv) developed a detailed delivery ledger to control the delivery information; and (v) reconciled monthly with the logistics service provider on the delivery ledger. We have implemented and reinforced the above key controls for recording and tracking the shipping records of AAVs accurately and timely

•

For our lack of monitoring of the collection of accounts receivable on a timely basis, we implemented controls on (i) issuance of debit note to our customers to notify and acknowledge the payment terms and schedule under the signed contracts; (ii) issuance of letter of collection for those customers with late payment to claim the outstanding and past-due payments on a quarterly basis ; (iii) negotiation with customers with seriously past-due payments over the outstanding balance and signed the letter of payment plan. We also strengthened finance department’s monitoring control over the collection of accounts receivable through quarterly assessment with sales department.

The implementation of the foregoing measures has remediated our material weakness relating to our lack of sufficient controls for properly tracking the shipping records of the AAVs. However, these measures did not fully address all material weaknesses in internal control over financial reporting, and we concluded that the material weakness relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and lack of monitoring of the collection of accounts receivable on a timely basis still existed as of December 31, 2022. Our failure to remediate the material weaknesses or our failure to discover and address any other control deficiencies could result in misstatements in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas authorities, including the SEC, the PCAOB, and the U.S. Department of Justice, can directly conduct investigation or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas authorities without PRC government approval. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. However, the PCAOB may still lose such access to inspect and investigate completely accounting firms in mainland China and Hong Kong in the future. As of now, the general inability for overseas authorities to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Risks Relating to Our Corporate Structure

If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

In January 2016, we obtained a controlling financial interest in the VIE because the WFOE entered into a series of contractual arrangements with the VIE and the VIE’s shareholders, which enable us to (i) have the power to direct significant activities of the VIE, (ii) receive economic benefits from the VIE that potentially could be significant to the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE, when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and the VIE’s subsidiaries and thus consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

Our PRC legal counsel, AllBright Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that (i) the ownership structure of the WFOE, the VIE and the VIE’s subsidiaries are in compliance with applicable PRC laws or regulations, and (ii) such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement from their respective effective dates to the date of this annual report, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between the WFOE and the VIE;

•	imposing fines, confiscating the income from the WFOE or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or to direct the significant activities of the VIE;

•

restricting or prohibiting our use of the proceeds of our securities offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business;

•	confiscating any of our income deemed to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to direct the significant activities of over or consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

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

The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which became effective on January 1, 2022, our principal business does not fall into the “restricted” or “prohibited” categories. However, we cannot assure you that the “negative list” will not be updated in the future in any way adverse to our business. In the event that the VIE’s and/or its subsidiaries’ operations in the PRC are not treated as domestic investment and the contractual arrangement between the WFOE, the VIE and the VIE’s shareholders are classified as foreign investment in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or deconsolidate the financial results of the VIE and the VIE’s subsidiaries under U.S. GAAP.

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

We rely on contractual arrangements with the VIE and the VIE’s shareholders for certain business operations in the PRC, which may not be as effective as direct ownership in providing operational control.

The VIE and its subsidiaries accounted for 19.6%, 0.4% and 0.01% of our consolidated revenues for the years ended December 31, 2020, 2021 and 2022, respectively. While we do not expect the VIE and the VIE’s subsidiaries to generate a significant portion of revenue on a consolidated basis, we have relied on and expect to continue to rely on contractual arrangements with the WFOE, the VIE and the VIE’s shareholders for certain business operations in the PRC. These contractual arrangements may not be as effective as direct ownership in providing us with over the power to direct the significant activities of the VIE. For example, the VIE and the VIE’s shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership in the VIE, we would be able to exercise our rights as shareholders to effect changes in the directors and senior management of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and the VIE’s shareholders of their respective obligations under the contracts to direct the significant activities of the VIE. The VIE’s shareholders may act in a manner against the best interests of our company and may breach their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitrations, litigations and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIE or the VIE’s shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our power to direct the significant activities of the VIE as direct ownership in the VIE would be.

Any failure by the VIE or the VIE’s shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

The WFOE has entered into a series of contractual arrangements with the VIE and the VIE’s shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If the VIE or the VIE’s shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may be difficult to enforce under PRC laws. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the significant activities of the VIE, and our ability to conduct certain business through the VIE may be materially and adversely affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE are Mr. Weixian Xia and Mr. Shuai Feng, each a senior employee of our company. Conflicts of interest may arise from them in their roles as employees of our company and as shareholders of the VIE. The VIE’s shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the significant activities of the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. The shareholders of the VIE have executed powers of attorney to appoint the WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE, and such rights were reassigned to us in February 2019. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIE, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with them. For example, in the event that any shareholder of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our power to direct the significant activities of the VIE. In addition, a judicial freeze was placed on the equity interests of the VIE in connection with an arbitration filed by a third party against Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, who was also a former shareholder of the VIE. The arbitration arose from a financial dispute between the third party and Mr. Huazhi Hu, and was unrelated to our company. The third party did not have any claim against the VIE. The VIE was involved in the arbitration only because the third party regarded equity interests of the VIE as potential assets of shareholders of the VIE. The parties to the arbitration have reached a settlement. In March 2021, the third party filed a petition with the court and the judicial freeze on the VIE’s equity interests had been released. In addition to the aforementioned arbitration, in October 2020, the VIE paid a guarantee deposit to a court in Guangzhou, China to lift the judicial freeze. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” If any of the equity interests of the VIE is similarly claimed by a third party with whom the current contractual arrangements are not binding, we could lose our power to direct the significant activities of the VIE or have to maintain such power by incurring unpredicted costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE and the VIE’s subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine the contractual arrangements among the WFOE, the VIE and the VIE’s shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIE that are material to certain business operations in the PRC if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE and the VIE’s subsidiaries hold certain assets that are material to certain business operations in the PRC, including permits, domain names and IP rights, operating licenses, intangible assets and fixed assets. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

As of March 31, 2023, Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 32.3% of our total issued and outstanding share capital and 82.7% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2023. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual- or multi-class capital structures to be included in certain of their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together comprise the S&P Composite 1500. Under the announced policies, our dual-class share structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our shares, which may depress these valuations or depress our trading volume compared to those of other similar companies that are included in these indices.

Risks Relating to Doing Business in China

The PRC government’s significant oversight over our and the VIE’s business operation could result in a material adverse change in our operations and the value of the ADSs.

We conduct business operations in China primarily through our PRC subsidiaries. Our and the VIE’s operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our and the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of the ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, the enforcement of laws and regulations in China could be uncertain and the rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of the ADSs. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation.

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

From time to time, we, the VIE or the VIE’s subsidiaries may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we, the VIE or the VIE’s subsidiaries enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we, the VIE or the VIE’s subsidiaries may not always be aware of any potential violation of these policies and rules until sometime after the violation. Such uncertainties, including unpredictability towards the scope and effect of our, the VIE or the VIE’s subsidiaries’ contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

In addition, our mobile application is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, promulgated by the Cyberspace Administration of China, or the CAC, effective on August 1, 2016. According to the App Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the App Provisions at all times. If our mobile applications were found to be violating the App Provisions, we may be subject to administrative penalties, including warnings, service suspensions or removal of our mobile applications from relevant mobile application stores, which may materially and adversely affect our business and operating results.

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

The approval of and the filing with the CSRC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law and if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC issued rules and regulations concerning the filing management of overseas listing, which came into effect on March 31, 2023. The rules and regulations issued include the Provisional Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the New Filing Rules, and five supporting guidelines. The New Filing Rules dictate that enterprises that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers.” Existing Issuers are required to complete filing procedure with the CSRC if and when they pursue any refinancing activities, securities offerings and listings outside of Mainland China, including but not limited to follow-on offerings, secondary listings, and listing by introduction in a different market, unless such securities are issued as equity incentive awards or in connection with conversion of public reserve funds into increased company capital, share dividends or share split. Although we are an Exiting Issuer and accordingly are not required to complete filing with the CSRC immediately, we may be subject to the CSRC filing procedures in the future in connection with our refinancing or other activities and, if required, we cannot predict whether we will be able to complete such filing procedures in time or at all. If we fail to complete such filing procedures, we may not conduct refinancing or other activities which are subject to the New Filing Rules, or we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating activities in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. In addition, given that the New Filing Rules were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulations on companies with VIE structures.

The ADSs will be delisted and prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 26, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which came into effect on July 1, 2011. In April 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended in March 2002. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees’ different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Recently, the PRC government enhanced its measures relating to social insurance collection, which lead to stricter enforcement. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders which may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have not fully paid the social insurance payment and housing provident funds for all of our employees as required by applicable PRC regulations. In addition, we have made social insurance payments and contribute to the housing provident funds for some of our employees through the third-party agents, which should be paid by us directly under the applicable PRC regulations. We may be required to make up the contributions for our employees, and may be further subjected to late fees payment and administrative fines, resulting in financial condition and results of operations to be adversely affected.

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

Under PRC laws and regulations, wholly foreign-owned enterprises in China, such as the WFOE, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiaries, the VIE and the VIE’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our PRC subsidiaries, the VIE and the VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of our PRC subsidiaries, the VIE and the VIE’s subsidiaries.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and the WFOE’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIE, which is a PRC domestic company. SAFE promulgated the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice From the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our securities offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our securities offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or the ADSs.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movements including overseas direct investments. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. For example, if a person (i) uses Renminbi to pay amounts due that should be settled in a foreign currency or (ii) makes payments in Renminbi on behalf of a third party in exchange for repayments in a foreign currency, such person may be subject to a fine of not more than 30% of the illegal payment. In severe cases, the fine could be increased to 100% of the illegal payment. If any of our shareholders or affiliates to whom SAFE regulations are applicable violates any of the foreign exchange policies, it may be subject to penalties from the relevant PRC authorities. Historically, certain minority shareholders invested in our company through payments in Renminbi to the VIE in lieu of payments in U.S. dollars outside of the PRC. In an uncertain event that we are deemed to have participated in our shareholders’ actions that are not in compliance with the relevant foreign exchange policies by the PRC regulatory authorities, we could be subject to restrictions on our ability to convert foreign currencies into Renminbi or vice versa, as well as monetary penalties. If the PRC foreign exchange control system prevents us from converting foreign currencies into Renminbi or vice versa, our ability to obtain sufficient foreign currencies to satisfy our foreign currency demands may be materially and adversely affected. For example, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and we may also encounter difficulties in remitting proceeds from our overseas financings and our revenue from the transactions with our overseas customers.

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

Each of the WFOE and the VIE is currently qualified as a high and new technology enterprise, or HNTE, and as such is eligible for a 15% preferential tax rate, which will expire in December 2022 and December 2024, respectively. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized sale or other disposition of the ADSs or ordinary shares may be subject to PRC tax at a rate of 10% (in the case of non-PRC enterprise) or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the WFOE would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the WFOE is treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2022, our PRC subsidiaries and the VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may be unable to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Risks Relating to the ADSs and Trading Market

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Since the ADSs became listed on the Nasdaq Global Market on December 12, 2019, the trading price of the ADSs has ranged from a low of US$3.32 to a high of US$129.80 per ADS. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

•

the ADS being delisted and prohibited from trading in the U.S. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs will be delisted and prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China.”

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

Because we do not expect to pay dividends in the foreseeable future, the holders of the ADSs must rely on price appreciation of the ADSs for a return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, the ADS holders should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to ADS holders on the investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which the ADS holders purchased the ADSs. The ADS holders may not realize a return on their investment in the ADSs and they may even lose their entire investment in the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in gross revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our founder, chairman of the board of directors and chief executive officer, Mr. Huazhi Hu, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we may rely on certain exemptions from corporate governance rules, including the rule that a majority of our board of directors must be independent directors and that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements should we choose to rely on such exemptions. We currently do not plan to rely on these exemptions.

If we are a passive foreign investment company, or PFIC, for any taxable year, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat the VIE and the VIE’s subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we have the power to direct the significant activities of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of the ADSs, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by our business plans including how quickly we use our cash and other liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds the ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

Item 4.	Information on the Company

A.	History and Development of the Company

In December 2014, EHang Holdings Limited, or EHang Holdings, was incorporated in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing. In the same month, Ehfly Technology Limited, or Ehfly Technology, was incorporated in Hong Kong as a direct, wholly-owned subsidiary of EHang Holdings. In addition, the following entities were incorporated to engage in the business of AAV manufacturing and sales and the provision of AAV commercial solutions and related services:

•

In October 2015, Ehfly Technology established EHang Intelligent Equipment (Guangzhou) Co., Ltd., or the WFOE, as a wholly-owned subsidiary in China. The WFOE is engaged in the research, development, manufacture and sale of AAVs, and the research and development of software, communication technology and AAV technologies related to air mobility and intelligent aviation.

•

In January 2016, we obtained a controlling financial interest in Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, because the WFOE entered into a series of contractual arrangements with the VIE and the VIE’s shareholders. The VIE is primarily engaged in the research, development, manufacture and sale of AAVs, and the research and development of AAV operating systems and infrastructure.

•	In June 2020, the WFOE, jointly with two other shareholders, established Yunfu EHang Intelligent Technology Limited to manufacture mainly passenger-grade AAVs.

•	In March 2021, the VIE established Guangdong EHang General Aviation Co., Ltd., to provide operational flight services with AAVs.

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability to our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Dividend Distribution.” As a result of our contractual arrangements with the VIE and the VIE’s shareholders, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and the VIE’s subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On December 12, 2019, the ADSs commenced trading on the Nasdaq Global Market under the symbol “EH.” We raised approximately US$33.9 million in net proceeds from the issuance of new shares in our initial public offering after deducting underwriting commissions and the offering expenses payable by us. In January 2020, the underwriters exercised their over-allotment option and we raised approximately US$1.0 million in net proceeds from the issuance of new shares after deducting underwriting discounts and offering expenses payable by us.

Our principal executive offices are located at 11/F Building One, EHang Technology Park, No. 29 Bishan Blvd., Huangpu District, Guangzhou, Guangdong Province, 510700, People’s Republic of China. Our telephone number at this address is +86 20 2902 8899. Our registered office is situated at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.ehang.com. The information on our website should not be deemed a part of this annual report.

B.	Business Overview

We are a leading autonomous aerial vehicle (“AAV”) technology platform company founded in 2014, with a mission to make safe, autonomous and eco-friendly air mobility accessible to everyone. We believe we were the first in the world to launch and deliver proprietary passenger-carrying AAVs, related command-and-control systems and commercial solutions, setting new milestones in AAV innovative technologies and the emerging urban air mobility (“UAM”) market. In 2019, we became the world’s first publicly traded technology company in the global UAM industry by listing on Nasdaq.

In today’s increasingly populated and interconnected world, traditional modes of urban transportation continue to contribute to congestion and pollution, and they are largely confined to land-based infrastructure. Mobility for the future requires a revolutionary solution. While the sky above has always been a possibility, we brought a safe, autonomous, eco-friendly, cost-effective, easy-to-use and efficient air mobility solution one step closer to reality when we unveiled our first passenger-carrying AAV in 2016. Our AAVs require minimal space for vertical take-off and landing, enabling urban travel to expand to the three-dimensional space. Our AAV technologies have the potential to reduce road traffic and associated congestion by taking transportation to the skies while utilizing electric power to reduce pollution. We believe AAV technologies will transform the future of transportation, and benefit the society and communities by improving lives and creating new industries.

Unlike other manually controlled UAVs and piloted electric vertical takeoff and landing (“eVTOL”) aircraft, our intelligent AAVs can fly and operate autonomously from take-off to landing in pre-determined flight routes without any pilot onboard. Our in-flight operating systems and on-the-ground infrastructures enable reliable, real-time and cluster management of a fleet of AAVs and efficient operations at scale.

We strive to design safe, reliable and functional products. We adopt a full redundancy design approach for our AAVs to avoid single points of failure. At our R&D center, we have conducted a multitude of AAV flight tests, including climbing flight tests, high maneuverability tests, speed tests, night flying tests, as well as flight tests in harsh weather conditions. As of the date of this annual report, we have completed 75% of the compliance tests of the EH216-S on the world’s first type certification project with the Civil Aviation Administration of China (the “CAAC”) for a passenger-carrying AAV to demonstrate and verify our product safety, reliability and performance. As of March 31, 2023, the flight footprints of our EH184, EH116 and EH216 series AAVs have accumulated over 35,000 safe, autonomous trial or demo flights in 12 countries across Asia, Europe and Americas, predominantly in China. These trial or demo flights include a large number of passenger-carrying autonomous flights and flight tests in winds of up to 70 kilometers per hour, in fog with a visibility of approximately 50 meters, and at a flight altitude of 4,100 meters above sea level.

With our strategic positioning to be a UAM platform operator, we adopt an integrated business model by selling AAV solutions and providing operational services. We design, develop, manufacture, sell and operate AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions.

Our major source of revenue comes from our core business, air mobility solutions, from our continued deliveries of the EH216 series AAVs since 2019. We delivered 21 units of the EH216 series in 2022.

As of December 31, 2022, we had delivered 185 units of the EH216 series AAVs, including 170 units of the EH216-S, seven units of the EH216-F and eight units of the EH216-L, mainly operated on a limited trial basis in tourism locations in China, for testing, training and demonstration purposes, and we had also delivered four command-and-control centers or systems for smart city management in China.

As of March 31, 2023, our order pipeline for the EH216-S had exceeded 100 units in China market, and the pre-orders we received for the EH216 series and the VT-30 had more than 1,200 units in overseas markets on a cumulative basis. Pre-orders do not obligate the customers to purchase our AAVs unless certain conditions are satisfied. Fulfilment is expected to take several years and is conditional upon, among other things, achievement of performance milestones and receipt of regulatory approvals.

Due to the shift of corporate priorities to type certification process, our revenues decreased by 68.5% from RMB180.1 million in 2020 to RMB56.8 million in 2021, and further decreased by 22.0% to RMB44.3 million (US$6.4 million) in 2022. Our net loss increased by 241.0% from RMB92.0 million in 2020 to RMB 313.9 million in 2021, and further increased by 4.9% to RMB329.3 million (US$47.7 million) in 2022. In 2022, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB40.4 million (US$5.9 million), RMB2.1 million (US$0.3 million) and RMB1.3 million (US$0.2 million), representing 91.2%, 4.8% and 3.0% of our total revenues, respectively. As of December 31, 2022, our accumulated deficit amounted to RMB1,450.4 million (US$210.3 million).

The Emerging UAM Market

Urban Transportation Faces Increasing Challenges with Ground Mobility

Continued population growth and increased urbanization are adding pressure to urban transportation on the ground. Some 56% of the global population – 4.4 billion inhabitants – live in cities, according to the World Bank’s data in 2022. The urban population is projected to more than double by 2050, when almost 7 of 10 people will live in cities.

Transportation is a nonnegligible part in this migration. The speed and scale of urbanization has led to unprecedented traffic congestion in megacities and could further exacerbate challenges faced by ground mobility, with growing demand for higher travel volume, frequency and efficiency across urban and suburban areas.

Expanding ground-based urban transportation infrastructure requires significant investment, including increasing costs of time and money in building traffic systems and parking lots. It’s also becoming increasingly difficult given how the constraints in ground mobility capacity cause complications in scaling networks across locations. Ultimately, a new, innovative and environmentally-friendly transportation solution is needed in urban areas and in high demand.

eVTOL Technologies Make UAM Possible

The advancements in eVTOL technologies are enabling a new era of transportation with UAM, poised to revolutionize the way we move people and goods across urban and suburban areas.

One of the key drivers of eVTOL technology is the rapid development of battery technology driven by continued investment in ground-based electric vehicles. Lithium-ion batteries are becoming more efficient, with higher capacity and energy density, shorter charge times, and longer cycle life. These advancements are enabling eVTOL aircraft to fly longer distances and carry more passengers and cargo, while reducing the weight and cost of the overall system. Moreover, distributed electric propulsion (“DEP”), which uses multiple small electric motors instead of a single central engine, makes quiet and cost-effective eVTOL aircraft accessible. Other critical enablers include the development of advanced materials and manufacturing techniques, which are helping to reduce the weight and improve the performance of eVTOL aircraft, and the latest 5G telecommunications and sensor technologies that are essential for safe and efficient operation of these aircraft.

On the other hand, eVTOL technologies offer a range of advantages over traditional ground-based two-dimensional transportation options. It’s a safe, efficient, simple and carbon-free mobility solution. With their ability to vertically take off and land, eVTOL aircraft require less infrastructure than traditional airports or helipads, and can utilize more of the three-dimensional urban airspace. Additionally, it also allows efficient direct point-to-point flights, reducing the time in travel and increasing productivity.

As a result, eVTOL technologies are making UAM possible, unlocking greater freedom of mobility. eVTOL aircraft could become an important part of a three-dimensional mobility solution that connects the ground, the sea and the sky for today’s transportation issues.

AAVs Bring Revolutions to UAM

AAVs are transforming the UAM landscape, bringing a host of benefits that were previously unattainable. The integration of artificial intelligence and autonomous systems into AAVs enables them to reduce traffic congestion and accidents caused by human driver errors. With an on-demand ridesharing network, AAVs can increase the utilization of vehicles, improving travel efficiency and convenience for commuters. The resulting reduction in traffic congestion and commute times can significantly enhance the quality of life for urban residents.

Additionally, AAVs can save costs on professional pilots, who are often scarce and expensive to train. With autonomous systems, it is also convenient to effectively manage large-scale aircraft fleets and flight routes. The ability to remotely monitor and control AAVs in emergencies makes them a reliable transportation option for emergency services and critical medical supplies.

Furthermore, with their vertical take-off and landing capabilities, AAVs can utilize more urban airspace and reduce the strain on ground transportation infrastructure. The introduction of AAVs has the potential to change the way people live and travel, bringing social and economic revolutions in many conventional fields, including tourism and local transportation.

Significant UAM Market Opportunities

The potential of UAM market is immense and is expected to grow exponentially over the next few decades. China’s UAM market has been promoted by increasingly favorable policies and regulations for the development of modern urban three-dimensional mobility, electric unmanned civil aviation, and low-altitude economy in recent years. Based on its large populations and massive market demand, the China UAM market has great potential for our AAVs with various use cases in aerial tourism, urban transportation, aerial logistics, emergency services, smart city management, etc. Besides, China’s efficient and cost-effective UAV manufacturing and supply chain competence bolster up its UAM market growth potential.

The opportunities presented by the UAM market extend beyond just transportation. The emergence of eVTOL aircraft could be more efficient and sustainable than traditional modes of transportation such as helicopters, cars, and airlines. They have the potential to enable faster and more convenient travel, reduce traffic congestion and carbon emissions, and increase economic growth through job creation and new business opportunities.

We believe this innovative new type of UAM provided by eVTOL aircraft, particularly our AAVs, will create an incremental market with significant and long-term growth potential in addition to taking the existing market share from traditional transportation methods. To capture the significant growth potential in the AAV market, we strive to continue innovating and expanding the boundaries for air mobility.

Our Competitive Strengths

Pioneer and leader in the global UAM industry

As the world’s leading AAV technology platform company, we are the pioneer and leader in the global UAM industry with prominent first-mover advantages.

We unveiled the world’s first electric passenger-carrying AAV, the EH184, at CES in the U.S. in 2016, attracting worldwide interest and passion to this disruptive technological revolution and the emerging UAM industry.

We developed and established the first command-and-control system and center at our headquarters in Guangzhou, China, in 2017, enabling cluster management of our AAVs through an intelligent system platform.

In March 2018, we started our first delivery of a unit of the EH216-S, our dual-seat passenger-carrying AAV, to a customer for testing, training and demonstration purposes. This was believed to be the world’s first commercial delivery of a passenger-carrying AAV in the UAM industry. Since then, as of December 31, 2022, we had delivered accumulated 185 units of the EH216 series AAVs to our customers worldwide, mainly operated on a limited trial basis in aerial tourism usage scenarios in China, for testing, training and demonstration purposes. With the delivery record unparalleled by others, we are a pioneer in the market and a leading player in the global UAM industry.

In December 2019, EHang was successfully listed on Nasdaq following an initial public offering, becoming the world’s first publicly traded company in the UAM industry.

As a first mover, we not only design, develop, manufacture and sell our AAV products, but also actively collaborate with our customers and partners to explore various practical use cases through operating our AAVs globally. As of March 31, 2023, the flight footprints of our EH184, EH116 and EH216 series AAVs have accumulated over 35,000 safe, autonomous trial or demo flights in 12 countries across Asia, Europe and Americas, predominantly in China. The industry-leading flight record demonstrated our AAV product safety, reliability, adaptability and performance in different environments.

We are also a first mover in regulatory breakthrough and certification progress in this emerging industry. We expect to obtain the world’s first airworthiness certificate of a passenger-carrying AAV or autonomous eVTOL aircraft as we are close to complete the type certification of the EH216-S with the CAAC in the near future. With that achieved, it is expected that we will be the first to start commercial operations of passenger-carrying AAVs in the UAM market.

Proprietary and revolutionary AAV technologies

With our mission to make safe, autonomous and eco-friendly air mobility accessible to everyone, we have proprietarily developed the revolutionary AAV technologies and products through deeply integrating our strong expertise in the fields of both aviation and software system. This makes our AAVs different from other piloted helicopters and eVTOL aircraft.

With safety as the orientation as well as our first priority above anything else, we innovate and stick to three fundamental technological principles, which are redundancy, autonomous flying, and cluster management that are reflected in all of our AAV products.

To ensure the safety, we adopt a full redundancy design and technologies in our AAVs from day one in order to avoid single points of failure, which often happen in conventional aircraft like helicopters. Through the configuration of distributed electric propulsion, our AAVs provide a safe and reliable propulsion system with backups for key components and sub-systems. If any would malfunction, the fail-safe system in our intelligent flight control systems can automatically monitor the situation in real time and quickly respond to restore the lost functionality through backups to ensure safety. For example, our EH216 series have 16 coaxial propellers driven by 16 independent motors mounted on 8 arms. According to our tests, the aircraft could still land safely even if any three propellers were intendedly stopped in flight, although the probability of which happens is extremely rare in normal situations. Additionally, our redundancy design is also reflected in our electric systems, sensors, flight control systems, communication systems, etc. to strengthen safety and reliability of our AAVs.

Autonomous flying is also embedded in our genes from day one. Unlike other manually controlled UAVs or piloted eVTOL aircraft, our intelligent AAVs can fly without any human pilot onboard and operate autonomously from take-off to landing along pre-determined flight routes under the safe protection by electric fence within the pre-approved airspace.

Cluster management is another key principle as well as our technological advantage to ensure flight safety and autonomy. Our proprietary airborne operating systems and on-the-ground command-and-control systems, or standalone smartphone-or-tablet-or-computer-based controller app, enable reliable and simultaneous management of AAV fleets at scale. Through 4G or 5G high-speed telecommunication networks, it allows real-time monitoring and warning of flight data and status of our AAVs, route planning and fleet management, remote control in emergencies to take contingency measures, etc. to ensure flight safety and enhance intelligence and efficiency.

With the three technological principles, we strive to make safe, reliable and functional AAV products through strict tests. At our R&D center and testing locations, we have conducted a multitude of AAV flight tests, including climbing flight tests, high maneuverability tests, speed tests, night flight tests, as well as flight tests in harsh weather conditions and environments, for example, in winds of up to 70 kilometers per hour, in fog with a visibility of approximately 50 meters, and at a flight altitude of 4,100 meters above sea level.

World’s leading type certification progress for passenger-carrying AAV or eVTOL aircraft

The aviation industry has a nature of high and strict threshold of safety, regulations and certifications. New types of eVTOL aircraft, including our passenger-carrying AAVs, are also required to pass through the type certification to obtain the airworthiness certificate to be allowed for commercial operations by aviation regulators. The certification path usually takes several years case by case or even more efforts if there are no certification standards applicable to the specific type yet.

As the first mover of electric passenger-carrying AAVs, we were dedicated to not only designing, developing, and manufacturing our products that are able to be certified, but also collaborating with the CAAC and contribute our years of practice and experience to formulating the innovative type certification standards from a holistic view for our AAVs from zero to one.

The CAAC took the lead to officially start the first type certification process for a passenger-carrying AAV since it accepted our application for EH216-S in January 2021. In February 2022, the CAAC formally adopted and issued the Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, according to the CAAC’s Regulations on Certification of Civil Aviation Products and Parts (CCAR-21). It lays down the certification basis and provides clear safety requirements for the type certification of EH216-S, including flight performance, aircraft structures, design and constructions, propulsion systems, systems and equipment, data link, ground control station, etc. This Special Conditions is regarded as a significant milestone of the world’s first airworthiness standard specially for a passenger-carrying autonomous eVTOL aircraft, and was shared as an innovative case study by the CAAC for other countries’ reference in formulating related regulations at the International Civil Aviation Organization (“ICAO”) Assembly Conference in September 2022.

With specific requirements defined, we have worked out the Project Specific Certification Plan and the Certification Plan with solid means of compliance, all approved by the CAAC. Having successively passed through the type certification phases of Concept Design, Requirements Definition, and Compliance Planning, we progressed into the final phase of Demonstration and Verification of Compliance in the fourth quarter of 2022.

In the final phase, we have manufactured several EH216-S conforming aircraft in our Yunfu production facility, passed the manufacturing conformity inspection by the CAAC, and are conducting required compliance tests at flight bases in Guangzhou and Hezhou as well as laboratories in other locations. Based on the CAAC-agreed compliance test plans, 75% of the compliance tests have been completed as of the date of this annual report, including laboratory tests, ground tests and inspections, flight tests and data analysis, which means more than 90% of the entire type certification processes have been completed. We believe this represents the fastest progress among all the ongoing eVTOL aircraft type certification projects worldwide, as well as the first for a passenger-carrying autonomous eVTOL aircraft.

A rich set of AAV product portfolio for diversified commercial solutions

Based on our first priority of safety as well as our three fundamental technological principles, we have developed a scalable, integrated UAM technology platform. It carries a rich set of innovative AAV products with differentiated advantages for diversified and immense market demands.

Our proprietary AAV products have multiple configurations, including multi-rotors like the EH216 series, lift-and-cruise aircraft like the VT series, as well as fixed wings in our development pipeline. They are also designed in various sizes, from the large-sized passenger-carrying EH216-S and VT-30, the medium-sized industrial Falcon B, to the small-sized GD series for aerial media performance. We develop our AAVs for different uses aligned with their suitable performances, such as the EH216-S for short-to-medium-range low-altitude intra-city air mobility, while the VT-30 for long-range inter-city air mobility. Additionally, we provide flexible and customized solutions for different customer demands by further developing the EH216-F for high-rise firefighting, and the EH216-L for large-payload aerial logistics, on the basis of the passenger-carrying EH216-S.

The diversity of our product strategy brings various commercial solutions suitable for our diversified customers and market demand, and also generates extensive revenue streams for our multiple business lines of air mobility solutions, smart city management solutions and aerial media solutions.

Strong in-house research & development and production capabilities

Our cutting-edge AAV technologies and products rely on our strong in-house R&D capabilities. Motivated by Mr. Huazhi Hu, our founder, chairman and chief executive officer, who has a life-time passion and strong technical expertise in both aviation and command-and-control systems, we value the engineer culture and talents, and keep focusing and investing in technology innovation and product R&D since day one.

As of December 31, 2022, our R&D team accounted for 55.7% of our total employees. As of March 31, 2023, we had 331 issued patents, 302 pending patent applications, and 371 registered software copyrights in China, to protect our key technologies and intellectual property and maintain our core competitiveness in the long term.

We are the first eVTOL company in the world having established a production base with production capabilities of passenger-carrying AAVs. Our Yunfu Production Facility ran into operation in June 2021, with an initial annual capacity of 600 units of the EH216 series AAVs, which is also expandable as needed. It is close to plenty of top-tier suppliers located in the Pearl River Delta area in China, and has a planned total gross floor area of approximately 24,000 square meters and 115 manufacturing team members as of December 31, 2022. This lays a solid cornerstone of our high-quality, efficient and sufficient product manufacturing and delivery capabilities.

Strong customer base and wide partnership network across the value chain to enable UAM ecosystem and commercial operations

With the first type of passenger-carrying AAVs available in the market ahead of other eVTOL aircraft, we have accumulated a strong customer base and wide partnership network with key stakeholders worldwide including regulators, public sectors, aviation companies, tourism companies, real estate companies, vertiport designers and constructers, telecommunication providers, Maintenance, Repair and Overhaul (“MRO”) service providers, industry associations, etc. We have also participated in a number of European Union’s UAM demonstration projects. Our joint efforts and collaborations across the value chain will empower the UAM ecosystem for commercial operations and sustainable development.

Meanwhile, this has generated a growing product demand for our AAV products and solutions. As of March 31, 2023, our order pipeline for the EH216-S has exceeded 100 units in China market, while the pre-orders we had received for the EH216 series and the VT-30 were more than 1,200 units in overseas markets on a cumulative basis. It has formed a solid foundation for our future revenue growth after the completion of type certification.

Our Leading AAV Solutions

Adhering to the three fundamental technological principles to ensure safety, which are redundancy, autonomous flying, and cluster management, we have designed, developed and provided turnkey total solutions to our customers including our proprietary AAVs, related AAV operating systems and infrastructures.

AAV Models

Based on different designs, sizes and uses, our AAV product family consists of the EH216 series, the VT series, the Falcon B, the GD series, and more types in our development pipeline.

•	EH216 Series

The EH216 series consists of the EH216-S (standard model), the EH216-F (firefighting model), and the EH216-L (logistics model). By a multirotor configuration with less complexity and strong reliability, the EH216 series adopt a distributed electric propulsion with 16 propellers driven by 16 independent motors mounted on 8 arms, which not only ensures redundancy and flight safety, but also enables stable and accurate navigating, vertically takeoff and landing in urban airspace. With the eight arms folded, the size of the EH216 series is similar to a private car, taking minor space for storage and vertiports than helicopters and most of other eVTOL aircraft, so as to provide higher flexibility and operation efficiency especially in urban areas.

Our flagship product the EH216-S is an electric dual-seat passenger-carrying AAV launched in 2018, the next generation upgraded from the EH184 and the EH116, the original single-seat prototypes of our electric passenger-carrying AAV. Designed for short-to-medium-range low-altitude intra-city air mobility, it has a suitable flight performance for urban environment, the maximum flight range of 30km, the maximum flight time of 25min, and the cruising speed of 100km/h. With 220kg payload, the EH216-S can carry two passengers and an 18-inch luggage per flight, with no pilot onboard, and fly autonomously from the origin to the destination. Through a large panoramic windshield for wide vision and an intuitive tablet interface in front of the seats, passengers can enjoy the bird’s eye view, check the real-time flight status, and communicate with ground crew for support if needed. The modularized structure with an upper cabin for passengers and a lower compartment to house major components and sub-systems ensures structural safety to better protect passengers.

The EH216-F is an electric firefighting AAV launched in July 2020. It’s developed from the EH216-S and customized for high-rise firefighting. It is equipped with customized firefighting devices, such as fire extinguishing projectiles and launchers, a firefighting foam tank and a high-pressure nozzle. It is capable of flying up to 600m height to distinguish high-rise fires accurately and efficiently, while traditional rescue ladders and fire nozzles cannot reach the height. In July 2021, the EH216-F has passed a comprehensive 10-month technical examination to prove its reliability and performance through 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China.

The EH216-L is an electric logistics AAV launched in September 2020. It’s developed from the EH216-S and customized for cargo transportation with 250kg payload.

•	VT Series

The VT series refers to a series of electric lift-and-cruise AAVs we have designed and developed, consisting of the VT-30, the VT-20, and the VT-10. They combine the advantages of both multirotors and fixed wings, enabling vertically takeoff and landing and longer flight range than multirotor aircraft, while with no requirement for large infrastructures such as runways.

The VT-30 is an electric dual-seat passenger-carrying AAV. Complementary with the short-to-medium-range EH216-S designed for intra-city air mobility, the VT-30 is designed for long-range inter-city air transportation, driven by eight propellers and fixed wings on both sides, as well as a tail wing and a propeller at the rear, to achieve a maximum balance of lift and push. It’s designed for a maximum flight range of 300km and a maximum flight time of 100min.

The VT-20 and the VT-10 are electric medium-sized AAVs with four propellers and fixed wings. They are designed for long-range surveillance, power line inspection, delivery, and others.

The VT series are currently under internal testing, and have not begun their deliveries.

•	Falcon B

The Falcon B is an electric medium-sized industrial AAV. It is a multirotor with 8 propellers, able to carry 5kg payload to fly 19km in 17min at the maximum speed of 80km/h. As a highly adaptable and extensible flight platform, the Falcon B provides a compatible interface which can be connected and equipped with different custom modules for various industrial uses, such as cargo holds for food or emergency delivery, infrared cameras for forest fire inspection, high-resolution zoom cameras for traffic and facility monitoring, loudspeakers and headlamps for patrolling, etc. They were usually delivered to and adopted by our customers for smart city management.

•	GD Series

The GD series refers to our small-sized quadrotor AAVs, consisting of the GD2.0X used for aerial surveillance, last-mile delivery, aerial media performances and others, and the GD3.0 specially for aerial media performances.

AAV Operating Systems

We have proprietarily designed and developed an integrated and digitalized AAV operating platform with airborne operating systems installed in our AAVs, the command-and-control system, the UAM flight operation and management platform, and related infrastructure to allow our AAVs to operate in various scenarios safely and efficiently. The AAV operating systems for different AAV commercial solutions share the same underlying technological architecture.

Our AAV airborne operating systems include an autopilot and flight control system, a communication system, a battery management system and a safety management system, among other things. They are installed on each of our AAVs to enable autopilot, navigation, real-time monitoring, control and performance adjustment. Human control can be exercised from the ground using smartphones, tablets or computers as well as through our command-and-control system, meeting the varied demands of our customers or passengers and contingencies.

•	Autopilot and Flight Control System

The autopilot and flight control system enables the autonomous operation of our AAVs without any human pilot onboard and helps to ensure that our AAV flies in a pre-determined route from the origin to the destination with precise vertical take-off and landing.

•	Communication System

We have developed proprietary network protocols based on advanced communication technologies to support high-speed wireless networks between our AAVs and ground command-and-control system. Our communication system is secured with data-encryption technologies for data security. We also use redundant data transmission links, which enable us to switch to a backup communication system if the primary system is breached.

•	Battery Management System

Our intelligent battery management system, or BMS, is an industrial-grade solution that monitors all parameters of AAV batteries, including temperature, capacity and voltage. The core of our BMS is the self-adaptive smart battery management algorithm that optimizes the balance between performance and battery life and provides accurate predictions based on data and analysis of flight status. To ensure effective management of battery performance and battery life, an onboard battery management unit transmits real-time BMS data to the flight control system and command-and-control system.

•	Safety Management System

Our AAVs use full-redundancy safety technologies in their flight control system, sensors, propulsion system and battery management system. Our proprietary redundancy control algorithms are based on a real-time voting mechanism. Our AAVs are designed with distributed electric propulsion, with an aim of achieving the highest level of safety through redundancy and efficiency. In the event of malfunction of certain parts of our AAVs, the operating systems automatically activate the backup components to ensure proper functioning and performance of our AAVs.

•	Command-and-Control System

We have extensive expertise in command-and-control system. Our proprietary command-and-control system can accurately monitor in-flight status, dispatch aircraft, effect pre-warning and contingency measures, etc. The system ensures that our AAVs fly in pre-determined routes and maintain smooth and efficient operation. It also has the capability to monitor and detect irregularity in the status and operation of our AAVs and to activate contingency measures to restrict and limit actions or movements of our AAVs in emergency situations.

Powered by advanced AAV technologies, our command-and-control system allows for adaptability and scalability. Through continuous uplinks maintained between AAVs and the ground command-and-control system, we are able to simultaneously manage up to 3,500 units of AAVs with precision and accuracy to complete pre-defined actions and movements in the air for aerial media shows.

Beside the command-and-control system for large-scale operations and management, we have also developed an app to enable standalone operations through portable smartphones, tablets or computers to individually monitor and control our AAVs.

As of December 31, 2022, we had delivered four command-and-control centers or systems to our customers for smart city management in Shaoguan, Lianyungang, Hezhou and Shenzhen, in China.

•	UAM Operational Platform

Digitization is essential for UAM flight operation and safety management. We have built a digital UAM operational platform architecture and established a visualized flight operation module for managing the EH216-S flight schedule, ground crew, availability of vertiports and landing pads, and other factors across the entire front-line UAM operational process. This platform, which has been put into trial running internally, is designed to connect and interact with the back-end command-and-control system, as well as the front-end flight booking and payment service windows through either our own app or third-party apps, in order to provide the operation team with a clear and efficient management platform, and offer passengers a smooth flight booking and riding experience.

Infrastructures

•	Vertiports

Vertiports are also essential for eVTOL aircraft operations and mobility efficiency. We have developed a set of requirements and different concept of designs for our electric AAV vertiports, or we call it E-Ports.

Taking the EH216-S as an example, each E-Port is identified and registered in our UAM flight operation and management platform, therefore our AAVs can serve for on-demand flights only within E-Port network to ensure safety and autonomy.

E-Ports can locate at the rooftop, on mountains, near to parking lots, subway or railway stations, airports or harbors, so as to seamlessly connect with other transportation nodes to expand the three-dimensional travel networks.

The scale of each E-Port is determined by the customer demands, density of flight routes and traffic volumes. It could be either a simple landing pad, or a hub station with several landing pads, charging piles, passenger service areas, hangars for storage and maintenance, and more facilities.

Leveraging the advantages of EH216-S’s smaller size, lighter weight, lower noise, higher flexibility compared with helicopters or large eVTOL aircraft, the E-Port network is easier to be deployed, established and expanded by operators in urban areas with lesser costs and time. Usually, our customers and partners take the role to build E-Ports for their own operations, while we provide designs and requirements.

•	Charging Piles

We have developed and upgraded several generations of efficient and intelligent charging piles for our electric AAVs, and have delivered to our customers along with our AAV products. Powered by fast charging technologies, our charging piles are able to fully charge the EH216 series in approximately 90 minutes. They can also monitor real-time charging status and battery health.

Our Business Lines

Based on our proprietary innovative AAV solutions, we have established three business lines, which are air mobility, smart city management, and aerial media solutions.

Air Mobility Solutions

Air mobility is our main business line. We provide customers with safe, autonomous, eco-friendly and efficient AAV products, solutions and operational services for air transportations of passengers, cargos, emergencies, etc.

•	Passenger Transportation Solutions

We provide safe and efficient options for low-altitude short-to-medium-range urban air transportation solutions and services to our customers currently with our EH216-S AAVs. In addition, we intent to extent to long-range inter-city air transportation by introducing the VT-30 into the market in the future.

Our main customers are public and private enterprises in the tourism and aviation industries. They can utilize our passenger-carrying AAVs in their UAM operations and businesses for autonomous flight experience, aerial sightseeing, island hopping, medical transport, emergency rescue, airport shuttle, urban commuting services, etc. Compared with the customers’ conventional option of helicopters, our EH216-S AAV solutions have much lower lifetime cost than helicopters by greatly decreasing acquisition price, maintenance costs, and pilot expenses, while providing safer, autonomous, eco-friendly and quieter new way of air mobility.

China is our principal market. Driven by increasingly favorable policies and regulations for civil unmanned aviation and low-altitude economy in recent years, the massive local market demand for various commercial applications, and the advancement of our EH216-S type certification with the CAAC, we have received an increasing number of orders and purchase intentions from our customers in China since 2022. As of March 31, 2023, the order pipeline for the EH216-S has exceeded 100 units in the China market, and is continuously growing. These orders are expected to be fulfilled within one to three years after the EH216-S type certification is completed.

In June 2022, Tianxingjian Cultural Tourism Investment and Development LLC., an affiliated enterprise of the Jishou city government in China’s Hunan province, placed an order for five units of the EH216-S, which have been delivered already, with the plan to develop a scenic flight project at the Aizhai Wonder Tourist Area in Jishou and to purchase an additional 25 units as the project progresses.

In December 2022, Qingdao West Coast New Area, one of China’s national new areas in Shandong province, formed a strategic partnership with us with the goal to make Qingdao a world-class UAM application demonstration area and, as of the date of this annual report, has provided a US$10 million investment to us by purchasing newly issued Class A ordinary shares from us.

In March 2023, Xiyu Tourism Development Co., Ltd. (300859.SZ), a leading tourism company in Xinjiang, signed a cooperation framework agreement with us with the purpose to develop low-altitude tourism and sightseeing projects with our AAVs in the Heavenly Lake of Tianshan, a national 5A-class tourist attraction, and other scenic areas in Xinjiang, China. Both parties plan to set up a joint venture to operate a minimum of 120 units of the EH216-S or our comparable passenger-carrying AAVs in the next five years.

In March 2023, Xi’an Aerospace Investment Co., Ltd., backed by the Xi’an municipal government, reached a strategic partnership with us and placed an indicative purchase order for 20 units of the EH216-S, the fulfillment of which is expected to be completed by 2025. They plan to develop a smart air city and a low-altitude flight demonstration area in Northwest China.

Meanwhile, we explored and expanded broader Asian markets, and received sizable pre-orders from our customers for a total of 200 units of the EH216 series and 11 units of the VT-30 in 2022. In Japan, we cooperated with AirX Inc., a leading air mobility digital platform company, and MASC, a Japanese aerospace research institution, to have demonstrated EH216-S autonomous flights for multiple applications across six cities in Japan, and also secured a pre-order for 50 units of the EH216 series from AirX Inc. and the first order for the VT-30 and from MASC. In Malaysia, we entered into a strategic partnership with AEROTREE, a Malaysian aviation company, for developing UAM businesses, including MRO and training, and obtained a pre-order for 50 units of the EH216 series and 10 units of the VT-30. In Indonesia, we partnered with Prestige Aviation, an Indonesian aviation company, and received a pre-order for 100 units of the EH216-S. In Thailand, we formed a strategic partnership with Charoen Pokphand Group Co., Ltd., one of the nation’s largest conglomerates, with an intent to establish a joint venture there for our AAV sales and UAM operations.

In Europe, we continued active participation and contribution in several UAM projects in 2022. We completed EH216 flight demonstrations in Spain under the European Union’s AMU-LED project, one of Europe’s largest UAM demonstration projects, to verify and validate the UAM Concepts of Operations. We also participated in the SAMVA project, under an initiative of the European Union Agency for the Space Programme, for deploying European Geostationary Navigation Overlay Service on eVTOL aircraft operations, to enhance advanced air mobility services and U-Space airspace integration across the continent. In addition, we assisted the Spanish National Police to complete the EH216 maiden flight and initiate its trial operations for emergency and public safety missions in Spain.

•	Logistics Solutions

Our AAVs are capable of providing autonomous aerial logistics solutions and services, covering from last-mile deliveries to inter-city logistics transportation. Our AAVs are designed to carry and transport goods, cargo, emergency and medical supplies. In addition to offering logistics AAVs, we also design and develop customized aerial logistics solutions and relevant command-and-control systems on the back-end. The target customers of our logistics solutions are logistics or delivery service providers.

We entered into a 15-year development and conditional purchase agreement in 2016 with Lung Biotechnology PBC, a wholly-owned subsidiary of a U.S. biotechnology company United Therapeutics Corporation (Nasdaq: UTHR), with the aim to enable routine fully-autonomous organ delivery missions from its facilities to hospitals for transplant. The customer intended to purchase 1,000 units of customized AAVs upon achievement of specified performance milestones and that the customer obtains required approvals from the FAA and the FDA for their commercial operation of our AAVs. As of December 31, 2022, we had delivered five units of passenger-carrying AAVs to this customer for their trial operations conducted in Canada.

During the COVID-19 outbreak, we assisted local governments and medical institutions to transport emergency and medical supplies by utilizing the EH216-L and the Falcon B (logistics model) AAVs to complete autonomous, contactless, efficient air delivery missions in Guangzhou and Hezhou, China.

Smart City Management Solutions

We believe we are the first company having developed and delivered the smart city management solutions with integrated and intelligent command-and-control systems or centers that can centralize and coordinate a wide range of AAV applications simultaneously. We customize and adapt our AAVs to capture live videos, images and data generated by attached modules such as cameras, electro-optical, infrared or other sensors, and loudspeakers as our customers’ requirements. The signals and instructions are wirelessly transmitted through high-speed telecommunication network between AAVs and the command-and-control systems we develop for our customers, enabling our customers to receive and send crucial information in real time remotely and safely.

The main customers of our smart city management solutions are public sectors. We provide an integrated and efficient digital platform with customized AAV models as turn-key solutions for monitoring and management across many ordinary municipal functions and public utilities, such as traffic management, powerline inspection, environmental monitoring, firefighting, emergency rescue, aerial mapping, etc. Compared with the traditional manpower-and-time-consuming working mode, the cost-effectiveness and efficiency are greatly improved.

As of December 31, 2022, except for the first AAV command-and-control center established in Guangzhou for our own use, we had delivered four command-and-control centers or systems along with suitable AAV models as integrated packages for smart city management solutions to our customers in Shaoguan, Lianyungang, Hezhou and Shenzhen, China. These delivered command-and-control centers or systems are currently operated by our customers, while we provide related required trainings and technical supports. We will offer customers operational services for subscription fees if customers choose to outsource the operations of the command-and-control centers or systems. Besides, we sell AAVs to some smart city management customers on a standalone basis, which can be controlled by our app.

Aerial Media Solutions

We were the first company to launch the aerial media solutions in 2016 and are a leading player in China and Europe in providing aerial media performances, also known as drone light shows. Our services involve managing and choreographing a fleet of AAVs that are equipped with LED lights into a series of moving images. We utilize a range of proprietary navigation technologies, operating systems, and infrastructure to deliver smooth and mesmerizing AAV formations, synchronized movement and accurate display of two-dimensional and three-dimensional patterns, brand logos, or messages. Our remote command-and-control capacity and auto formation flight system enable us to support diverse flight missions and light effects with varying degrees of difficulties. We also use real-time kinematic satellite-based navigation technology (RTK-GPS) to achieve centimeter-level positioning precision for our AAVs.

We not only provide large-scale aerial media performance services for outdoor events such as celebrations, festivals, and brand campaigns, but also offer aerial media packages that includes our proprietary GD series AAVs and relevant software to our customers who are able to design and carry out performances themselves with our products.

As of December 31, 2022, we, together with our customers and partners, had completed approximately 200 aerial media performances by our AAVs in China and Europe. Moreover, we broke two Guinness World Records for our aerial media performances in China in 2018. We set the record for “The Most UAVs Airborne Simultaneously” by deploying 1,374 units of the GD2.0X, and we also set the record for “The Most Consecutive Formations Formed by UAVs Same Set”.

Our Business Strategies

Extend our technological leadership

We plan to continue to invest in technological innovation to cement our leadership in AAV technologies and establish ourselves as the industry benchmark for AAV commercial solutions. We will continue to expand our talent pool and intellectual property, and drive innovation.

Expand our AAV portfolio and strengthen our platform

We plan to continue to optimize our existing AAV models, expand our AAV portfolio, and obtain required certificates for commercial applications. We will develop future AAV models for different uses. We will continue to develop our technology platform and ancillary products and services to strengthen our ability to provide end-to-end AAV commercial solutions that address the growing needs of our customers.

Take advantage of the first AAV type certificate to be obtained for entry into market

We aim to be the first mover enabling passenger-carrying AAVs entry into market for commercial operations in China by taking advantage of the EH216-S type certificate we are expected to obtain from the CAAC. Then we plan to extend to more countries in Asia and other regions worldwide by potential bilateral agreements between aviation regulators and required local certifications.

Capitalize our first mover advantages to continue commercialization and promote adoption

We will capitalize our first mover advantages and capture the window period with no direct competitions before any other eVTOL products entering the market, and we will deliver our accumulated backlog orders, develop our AAV business, and expand our market share. We will continue to commercialize our AAV technology and solutions and promote their adoption worldwide, not only through the sale of our AAVs, but also through offering flight operational services. As we continue promoting the regulatory and social acceptance, infrastructure network establishment, and industrial deployment, we will collaborate with our customers and partners to pilot air mobility services with predetermined routes as a precursor for more flexible, on-demand services networks starting from scenic areas gradually to urban areas.

Keep enhancing commercial operation capabilities

We will keep developing and improving our UAM digital operational platform for an effective and efficient management of aircraft, flight schedule and routes, ground crew, vertiports, air traffic, and approved airspace. In addition, we will continue to enhance commercial operation capabilities by expanding air mobility operation team, improving operational standards and rules, and exploring feasible and replicable commercial operational mode together with our business partners. With that, we will continue to expand efforts under our 100 Air Mobility Routes Initiative.

Explore new monetization opportunities and develop diversified revenue streams

We plan to explore new monetization opportunities and develop diversified revenue streams by leveraging our fundamental AAV technology platform to pursuit operating synergies across our business lines and better economic efficiency. For example, we may charge recurring fees for our software system licenses, operational and maintenance services for our AAVs. We may also enter into revenue sharing, financial leasing, strategic investment arrangements with customers to capture flexible and greater business opportunities.

Expand strategic partnerships across the value chain to develop a sustainable UAM ecosystem

We plan to continue to expand our partnership network across the value chain in the global UAM industry with business partners and regulatory agencies to foster and grow the commercial AAV market and develop a sustainable UAM ecosystem.

Research and Development Capabilities

Our in-house design, development and engineering capabilities underpin our leadership and support the advancement of our platform. Our design is characterized by unabated efforts to improve safety, reliability and functionality. We have a dedicated research, design and development team in Guangzhou. The team consists of members with strong backgrounds in the fields of electrical engineering, aerospace engineering, mechanical engineering, automation, material engineering and software development. The key R&D team members are mainly graduates of top universities. Our research and development team focuses on core research development, engineering technology, hardware development, and command-and-control systems of AAVs. We have a dedicated software technology group to lead the research and development of AAV software and algorithms.

Our success has been driven by a passionate, visionary, tech-savvy and entrepreneurial management team with a unique combination of aviation, internet and software expertise. Our founder, chairman and chief executive officer, Mr. Huazhi Hu is one of the pioneers and leaders in the global AAV industry, who was awarded the Technology Innovation Award by the Living Legends of Aviation Europe in 2019 and ranked the Top one inventor at air taxi firms, who personally took 10% share of all patents filed globally as of August 11, 2022 according to a Roland Berger analyst’s research. As a Tsinghua University-trained software engineer, Mr. Hu has amassed substantial experience in the development of command-and-control systems. He was one of the key architects and lead developers behind certain large-scale command-and-control systems, such as that for the 2008 Beijing Olympics.

At our R&D center, we have pioneered a multitude of AAV flight tests for airworthiness, including climbing flight tests, high-maneuver flight tests, speed flight tests, night flight tests, as well as flight tests in harsh weather conditions, including low visibility, high and low temperatures, typhoon and fog. Our EH184, EH116 and EH216 series AAVs have completed more than 35,000 safe trial flights in 12 countries across Asia, Europe and North America, predominantly in China as of March 31, 2023. These trial flights include passenger-carrying flights and flight tests in winds of up to 70 kilometers per hour, in fogs with a visibility of approximately 50 meters, at an air temperature of 52 degrees Celsius and minus 14 degrees Celsius, and at a flight altitude of 4,100 meters above sea level. These tests will help us validate airworthiness of our AAV products from the design phase to full-scale production while delivering highly reliable and quality AAVs.

Manufacturing, Quality Control and Supply Chain

As an original equipment manufacturer of AAVs, we adopt a safe, compliant, lean and efficient production strategy across our business, focusing on effective prototyping, manufacturing, supply chain management, final assembly, integration, quality control and final acceptance testing.

Manufacturing

We currently have an AAV production facility in Yunfu city, Guangdong province, China, which commenced operation in June 2021. It has a planned total gross floor area of approximately 24,000 square meters, equipped with a series of function areas across the production processes for different types of our AAV models from manufacturing of key components and carbon fiber composite airframes to aircraft assembling and flight testing. The Yunfu facility has a planned initial annual capacity of 600 units of the EH216 series AAVs, which can be further expanded as the sales volume increases in the future.

To ensure high levels of quality and reliability, our dedicated manufacturing team, in close collaboration with our design and engineering arm, manages and conducts the design, engineering and production of key proprietary AAV components, such as flight control system units, communication system units, battery management system units and motor drivers, and performs in-house final assembly of our AAV products.

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

We are committed to a high level of quality assurance. Since 2017, we have been certified to AS9100, a globally recognized aerospace and aviation quality management system standard.

Supply Chain

We adopt a strict reviewing mechanism to ensure quality and stability of our supply chain. We also aim to fully engage with our suppliers to foster long-standing and strong partnership with qualified suppliers. Our production facility is located in the Pearl River Delta area, a world-leading manufacturing hub, giving us easy access to a large number of high-quality suppliers in an efficient manner. Our AAVs are generally manufactured on specific orders and we have been able to effectively manage our inventory level. Historically, we have not experienced significant delays in the supply or availability of our key raw materials or components provided by our suppliers, nor have we experienced a significant price increase for raw materials or components.

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

Marketing, Sales and After-Sales Services

Marketing

As the first mover in the emerging UAM industry, we have spent years dedicated to educate the stakeholders of regulators, partners, customers and end users with our innovative and cutting-edge AAV technologies and knowledges, to increase social acceptance of this new way of air mobility, and to promote the visibility of our EHang brand and products globally. We believe these are necessary and significant efforts to accumulate our customer base and partner network, to cultivate the new market from the infancy stage evolving to the mature period, and to catalyze the establishment of UAM ecosystem for the commercial operations.

We kept communicating with our customers, investors and followers through multiple domestic and international online and offline channels and activities, including but not limited to our website, various social media and video platforms, hotlines and emails, mainstream media coverages, brand and product launch events, high-profile exhibitions and industry conferences, worldwide trial and demonstration autonomous flights, etc. The consistent exposures and marketing efforts contributed to our brand awareness, reputation and sales leads.

We issued a white paper entitled The Future of Transportation: White Paper on UAM System in January 2020, which explored in depth UAM’s potential to transform transportation globally with insights into vehicle design, an overview of potential applications and regulatory landscape, and our recommendations as to the optimization of UAM’s path towards commercialization. We believe this white paper has facilitated the education of the emerging market at the early stage and consolidated our thought leadership as the first mover in the innovative industry.

Sales

We adopted the direct sales model to sell our AAV products and solutions to our customers, which are mainly public and private enterprises. We have established an in-house direct sales team based in the PRC and Europe to serve our customers from around the world. We are also in discussion with existing and potential business partners in the PRC and abroad to complement our direct sales efforts with sales to distributors and franchise arrangements.

On top of our sales in the PRC, we have exported our AAVs to Asia, Europe, North America and Latin America. We strive to ensure that our exported products comply with the regulatory and safety standards of the local markets.

Our customers place purchase orders taking into account the terms of the relevant framework agreement, if applicable, and the customer’s procurement requirements. We start production after the purchase order from customers is made, and production generally takes three to six months to deliver. Customers are contractually required to make upfront payment to us.

Except for purchase orders, we have also entered into a number of long-term framework and conditional agreements time to time with our customers and business partners relating to preorder or distribution of our AAV solutions. These non-binding agreements do not obligate the customers to purchase the products unless certain conditions are satisfied. Fulfillment is expected to take several years and is conditional upon, among other things, achievement of performance milestones and receipt of regulatory approvals. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our framework and conditional agreements may not result in material sales of our products.”

After-Sales Services and Warranty

We provide after-sales services for customers of our AAVs. We currently offer free installation and training programs thereafter to prepare our customers for its safe operation. The term of our warranty for the EH216 series AAVs is six months to three years depending on the specific parts and components, and the term of our warranty for our small-and-medium-sized AAVs is from six to twelve months depending on the product line and the specific parts and components. Within the warranty period, customers are entitled to free repair and maintenance services, while costs for accessories and maintenance fees beyond the warranty will be charged separately. The warranty on certain components of our AAVs, such as batteries, is covered by our suppliers’ back-to-back warranty and we are entitled to have the suppliers replace or repair these defective components at their costs. We also provide our customers with lifetime consulting services on maintenance and operation through our website, over the telephone and via email.

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

We continue to maintain and upgrade our AAV software infrastructure to enhance the functionality, reliability and safety of our AAVs. We regularly inspect, maintain and upgrade the fundamental communication network and transmission system to ensure the smooth communication between our AAVs and the command-and-control systems.

In addition, we will leverage our partners’ strength and network to enhance our service and maintenance capabilities. For example, we have established a partnership with Hong Kong Aircraft Engineering Company Limited (“HAECO”), a subsidiary of Swire Group and a world leading aircraft engineering and maintenance company, to cooperate in multiple areas such as continued airworthiness, digital platforms, after-sales maintenance service system, aircraft maintenance, and talent training for the commercial operation of our AAVs.

Operational Services

With our strategic positioning to be a UAM platform operator, we adopt an integrated business model by selling AAV solutions and providing operational services. We plan to initiate commercial operational services to our customers and end users after obtaining required certificates and approvals. Therefore, we expect to be the world’s first company to start commercial operations of passenger-carrying AAVs or pilotless eVTOL aircraft initially in PRC once the EH216-S is certified by the CAAC.

In preparation for commercial operations, we have established a well-trained in-house air mobility operation team specifically for flight operations of our AAVs, including the staff for route planning, flight operations, safety management, regulatory compliance, digital operational platform, sales and marketing. Our key team members have previous operational experience at leading aviation, airline and mobility companies, such as Airbus, Hainan Airlines, Hong Kong Airlines, Hong Kong Express, BMW, CITIC COHC, etc.

As the pioneer passenger-carrying AAV enterprise for airworthiness certification appointed by the CAAC, we have been allowed and encouraged to carry out trial operations with our AAVs in China to accumulate trial data and experience. We launched the “100 Air Mobility Routes Initiative” in April 2021 with a goal to open up 100 AAV flight routes for air mobility and an initial focus on the Guangdong-Hong Kong-Macao Greater Bay Area of China. As of March 31, 2023, we and our customers have set up 18 operation spots in 16 Chinese cities, and carried out more than 8,200 operational trial flights with the EH216-S AAVs in the practical environment mainly for aerial sightseeing and tourism applications. In this process, we have been exploring and improving operational procedures and safety rules, running our digital UAM operational platform on a trial basis, and developing feasible, replicable operational expertise and mode. We and our customers plan to switch trial operations into commercial operations after required certifications are completed.

Competition

We operate in the emerging UAM industry, and provide various commercial solutions, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions. Our air mobility solutions may be alternatives with better efficiency and economics to those offered by traditional industry players, such as helicopters and ground transportation service providers. We believe the primary competitive factors in our markets include technological innovation, safety, certification, quality, user experience, and operational and manufacturing efficiency.

We believe we are the first mover and a leader in air mobility solutions. A number of other companies are also developing passenger-carrying eVTOL aircraft, but to our knowledge, none of these companies have delivered passenger-carrying AAVs to customers as of the date of this annual report. In other areas of our business, including logistics, smart city management and aerial media solutions, we also face several major competitors in separate field. We believe that we are strategically positioned in the commercial UAM market with exceptional AAV technologies, innovation capabilities, faster airworthiness certification progress, broad use cases and leading positions in providing integrated smart city management solutions and aerial media solutions.

Intellectual Property

We have significant capabilities in the areas of AAVs engineering, development and design and have developed a number of proprietary systems and technologies. Our success depends in part on our ability to protect our core technologies and intellectual property. We rely on a combination of patents, patent applications, trade secrets, know-how, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. In addition, we have entered into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we entered into with employees provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

As of March 31, 2023, we had 331 issued patents, 302 pending patent applications, 371 registered trademarks, and 24 registered copyrights in China. We will continue to expand our intellectual property portfolio.

Seasonality

Because of our rapid growth, our overall business has not experienced a significant pattern of seasonality. However, some of our specific businesses such as aerial media solutions have showed seasonality in which we may receive more revenues from such business in major holidays. We may also have a lower number of deliveries of our AAVs in the first quarter of each fiscal year due to holiday seasons. We may experience more pronounced seasonality as our business continues to expand.

Insurance

We maintain various types of insurance, employer’s liability insurance, to protect assets in the event of any accident that might cause significant losses. We also purchase insurance policies that are either legally compulsory or required by our customers. For example, we maintain third-party liability insurance for UAVs, which is required for our UAV commercial operation license. We have liability insurances with coverage and conditions that we consider appropriate. For example, we maintain aviation product liability insurance, which covers bodily injury or property damage caused by defects in our products. In relation to our passenger-carrying AAVs in operation, we have maintained airplane body and flight insurance to cover damages to passengers and third-party liabilities. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

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

Design, Manufacturing and Airworthiness Standard for UAVs

The Civil Aviation Law contains rules and regulations on airworthiness for all civil aircrafts other than those used for flight missions by the military force, customs offices and police departments. The law mandates that the design of engines, screw propellers and apparatuses used in civil aircrafts must be approved with a Type Certificate, whereas the production and maintenance of engines, screw propellers and apparatuses used in civil aircrafts require a Production Certificate and a Maintenance Certificate, respectively. In addition, after the completion of nationality registration with CAAC, the civil aviation will possess the nationality of PRC. An aircraft possessing the nationality of PRC may take flight if it holds an Airworthiness Certificate.

Designing our AAVs: Type Certification issued by CAAC shows that the design of the aviation products or its component parts meet the requirements under applicable airworthiness regulations. Our AAVs, as a special category aircraft under Section 21.17 of Certification Procedures for Civil Aviation Products and Parts, or CCAR-21, is required to meet the criteria set forth in the Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, or the Special Conditions, promulgated by the CAAC on February 9, 2022. The Special Conditions provided clear safety requirements for the type certification of EH216-S, including flight performance, aircraft structures, design and manufacture, propulsion systems, data link, ground control station, etc. Following the Project Specific Certification Plan and the Certification Plan with solid means of compliance that the CAAC has approved, as of the date of this annual report, we have completed 75% of the compliance tests to demonstrate and verify the airworthiness of the EH216-S.

Manufacturing our AAVs: Production Certification issued by CAAC shows we are able to manufacture our aircraft or components with approved quality system under an CAAC-approved type design. To obtain Production Certification from the CAAC, we must demonstrate that our organization and our personnel, quality manual, facilities, and quality system can produce our aircraft such that they conform to its approved design. We are working to develop the systems and processes we will need to obtain CAAC production certification with the goal of obtaining such certification shortly following receipt of our type certificate.

Airworthiness Standard of our AAVs: Airworthiness Certification from the CAAC signifies that an aircraft possessing the nationality of PRC may take flight. On December 19, 2022, the CAAC published Administration Procedure for Certification of the Airworthiness of Civil Unmanned Aerial Vehicle System Guidance, or UAV Airworthiness Procedure, which is guide and regulate the type certificate, production certificate and airworthiness of Unmanned Aerial Vehicle System in medium and large size. According to UAV Airworthiness Procedure, airworthiness certificates for UAVs are divided into three categories, that is standard airworthiness certificate, special airworthiness certificate and special flight permit. We expect that the airworthiness certificates issued to our aircraft after the procurement of Type Certificate and Production Certification.

On January 25, 2019, the CAAC published the UAV Airworthiness Guidance based on Operational Risks, or UAV Airworthiness Guidance, pursuant to which we are one of the airworthiness assessment pilot programs and would help the CAAC in developing UAV airworthiness standards and assessment rules. According to the UAV Airworthiness Guidance, the UAV airworthiness framework will be based on the assessment, classification and management of operational risks.

On January 20, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Airworthiness Standards for Fixed-wing Unmanned Aerial Vehicle Systems Used for High-risk Cargo Transportation (Interim), which are mainly applicable to fixed-wing unmanned aerial vehicle systems used for feeder cargo transportation under high-risk operating conditions. In July 2020, CAAC published Data Specifications of Unmanned Aircraft Cloud System for standard for cloud system of UAV. Some of our UAVs model may be required to meet specific industry requirements. In addition, on December 21, 2022, CAAC promulgated Analysis Guideline for Determination of the Classification and System Safety of Civil Unmanned Aerial Vehicle Airworthiness, pursuant to which, the operation risks of UAVs shall be determined by severity and possibility of integrated adverse effects, based on the potential adverse effects during the operation of the civil unmanned aerial vehicle system.

Pending the enactment of the foregoing bills and the necessary judiciary and administrative interpretations and clarifications on some of the existing guidelines, the CAAC has put in place interim measures to allow for and regulate the testing of various forms of UAVs. To speed up the building of legal and criterion system for civil unmanned aerial vehicle, CAAC also published Guideline for the Construction of Regulation and Standard of Civil Unmanned Aerial Vehicles V1.0, which will provide further details on airworthiness, flight operation and business operation.

Furthermore, in March 2020, the MIIT published the latest discussion draft of the Administrative Measures on the Production and Manufacturing of Civil Use Unmanned Aerial Vehicles or the Draft Production and Manufacturing Standards of UAVs, for public review and comments. The Draft Production and Manufacturing Standards of UAVs classifies UAVs into five types, namely, micro, light, small, medium, and large. Each UAV should have a unique product identification number. The MIIT is responsible for formulating relevant standards and regulations on the unique product identification codes of UAVs. UAV manufacturers shall enter the product identification code on the chip of a UAV in an inerasible storage area and also mark it on the body and outer package of the UAV.

Real-Name Registration of UAVs

As a manufacturer and seller of UAVs, we are required to collect certain information relating to our products and our customers and to submit such information to the relevant regional authorities pursuant to the Circular of the General Office of the Ministry of Industry and Information Technology on Information Filing for Civil Unmanned Aerial Vehicle Production Enterprise and Products, which took effect on May 22, 2017. We are also obligated to provide information relating to our AAV products and purchasers starting from June 2017 and pursuant to the Administrative Provisions on the Real-name Registration of Private Unmanned Aerial Vehicles issued by the CAAC. Information to be reported includes (i) the name, registered address and contact information of us as the manufacturer; (ii) the name and model detail of our AAV products; (iii) the empty weight and maximum take-off weight of our AAV products; (iv) the categorization of our AAV products in accordance with the CAAC guidelines, and (v) the name and contact information of purchasers of our AAVs. These administrative provisions regulate the use of private UAVs with a maximum take-off weight of 0.25 kilograms and above within the territory of the PRC, and direct owners of such private UAVs to register their UAVs on a real-name basis. Non-compliance will result in restrictions on the use of the relevant UAVs and penalties. We have historically complied with these requirements for our AAVs. The Administrative Procedures for the Real-name Registration of Civil UAVs (Draft) issued by the CAAC on March 30, 2020 make changes to the real-name registration process mainly for the purpose of making it more convenient for owners who purchase private UAVs. Specifically, it is stipulated that a manufacturer of UAVs shall register in advance the product information of its UAV products in the UAV real-name registration system in batches first, and then the owner of the UAV products can then search by the UAV serial number in the UAV real-name registration system for the pre-registered UAV system and submit additional personal information. On October 29, 2021, CAAC promulgated Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment) which requires real-name registration and nationality registration.

Operations of AAVs

Airspace Control

According to the General Flight Rules issued by the State Council and the CMC on October 18, 2007 and took effect on November 22, 2007, the overall flight control within the territory of the PRC is under the unified organization of and enforcement by the People’s Liberation Army Air Force, and the various flight control departments shall exercise air traffic control in accordance with their respective responsibilities. Prior application must be filed and approval be obtained before any flight can be conducted within the PRC territory, including test flights for our AAVs, and take-offs relating to our aerial media solutions and logistics services.

Our PRC related PRC operating entities are required to obtain clearance from the local counterpart of the People’s Liberation Army Air Force for the flight routes for our AAVs. Subject to any difference in policies adopted by the local authorities, approval for airspace and flight plan is normally granted by the local flight control department of the military. The flight plan shall also be filed with the local public security department and the CAAC. As an example of the general observations above, on November 19, 2018, the CAAC issued the Flight Management Implementing Rule for UAVs in the Shenzhen Area (Interim), under which the South Military Zone Air Force is responsible for the piloting of UAVs within the municipal area of Shenzhen. An enterprise or individual who seeks a flight task approval shall file the application with the flight control department of the South Military Zone Air Force five days prior to such flight. The flight control department of the South Military Zone Air Force, after consulting the CAAC and the public security department, may grant its approval two days prior to the flight. After such approval and except for certain flights of mini-UAV with an empty weight of less than 0.25 kilogram, subject to certain other conditions, or small-UAV with an empty weight of less than 4 kilograms, subject to certain other conditions, a flight plan must be submitted via a designated reporting platform no later than 3:00 pm on the day prior to the flight and the flight control department of the South Military Zone Air Force will respond no later than 9:00 pm on the same day of filing and will distribute the relevant information to the public security department and the CAAC. In addition, with the approval of Hainan Provincial Government, Hainan Administrative Rule for Civil UAVs (Interim) was promulgated in April 2020. Generally, for the flights of our AAVs, we, the VIE and the VIE’s subsidiaries have established prior communications with the local flight control department, the public security authority and the local counterpart of the CAAC in seeking the necessary approvals and have ensured compliance with their respective instructions in all material respects.

Geo-fencing

The geo-fencing of UAVs is of great significance for the development of the industry. Currently, there is no effective unified standard for geo-fencing of UAVs in the world and various countries are in the exploration stage. In China, the CAAC issued the Standard of Fence of Unmanned Aircraft System (Draft for Comment) in 2017.

Both our EH216-S and Falcon B have passed the tests of geo-fencing by the Civil UAS Inspection Center of China Academy of Civil Aviation Science and Technology (CAST), and obtained the certificate from the China National Accreditation Service for Conformity Assessment (CNAS) and ILAC-MRA in July 2019, which is internationally recognized.

Pilot Operations

The Department of Flight Standard, the Department of Aircraft Airworthiness Certification and the Office of Air Traffic Regulation of the CAAC, jointly issued the Pilot Operation Rules (Interim) for Specific Unmanned Aircraft, or the Interim Rules, on February 1, 2019, pursuant to which, unmanned aircrafts are classified into nine categories based on their empty weight and takeoff gross weight. In particular, Class I captures unmanned aircrafts with empty weight and takeoff gross weight between 0 to 1.5 kg (including 1.5 kg); Class II captures unmanned aircrafts with empty weight between 1.5 kg and 4 kg (including 4 kg) and takeoff gross weight between 1.5 kg and 7 kg (including 7 kg); Class III captures unmanned aircrafts with empty weight between 4 kg and 15 kg (including 15 kg) and takeoff gross weight between 7 kg and 25 kg (including 25 kg); Class IV captures unmanned aircrafts with empty weight between 15 kg and 116 kg (including 116 kg) and takeoff gross weight between 25 kg and 150 kg (including 150 kg); Class XI captures unmanned aircrafts with empty weight between 116 kg and 5,700 kg (including 5,700 kg) and takeoff gross weight between 150 kg and 5,700 kg (including 5,700 kg); Class XII captures unmanned aircrafts with empty weight and takeoff gross weight in excess of 5,700 kg. The Interim Rules are applicable to Class IV unmanned aircrafts, Class III unmanned aircrafts with high risks and the pilot operation of which would need a pre-assessment in the belief of the authority, Class XI and Class XII unmanned aircrafts with low risks and in relation to which the authority believes a pilot operation assessment is sufficient. According to the classification above, our EH216 series AAVs belong to Class XI and Falcon B belongs to Class III. According to the Interim Rules, the applicant for the pilot operation of any UAV that falls within any of the foregoing applicable classes shall first submit a proposal for initial discussion and application with the CAAC and shall then conduct a pre-pilot operation safety evaluation based on specific operation risk assessment, or SORA. The applicant shall subsequently verify the operation risks based on its initial operation, following which the CAAC shall issue the relevant approval if its assessment team confirms that the risks of pilot operation can be appropriately controlled and are acceptable. Upon its receipt, the applicant shall maintain the approval, together with the operation rules and a complete manual for the CAAC’s inspection and supervision. The pilot operation will be suspended or terminated under certain circumstances, such as any non-compliance with the approved letter, the presence of uncontrollable operation risks and the voluntary surrender by the applicant. Operation records relating to pilot operations shall be maintained, including operation manual, list of unmanned aircraft, maintenance record of aircraft, and qualification of personnel. The applicant shall also purchase insurance policy for third party liabilities. In addition, “risks” is defined under the Interim Rules to take into account both the frequencies (or probabilities) of the events and the level of severity. It also includes both ground risks and risks in air.

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

Pilot and Operator License

On August 31, 2018, the Flight Standard Department of the CAAC issued the Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, according to which a UAV pilot must obtain the relevant UAV pilot license depending on the type and specifications of the UAV operated. On December 23, 2021, CAAC promulgated Consultation Circular Soliciting Comments on Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, or Draft New Regulation on UAV Pilots, which provides that in relation to the operation of UAV systems and that of UAVs in clusters, at scale or otherwise in a distributed manner, the pilots responsible for safe operation shall hold a license, and other person involving in control tasks do not need to hold a license, but should complete the relevant training carried out by the operator. The regulations on operations for UAVs are still evolving and can be subject to differing interpretations or significant changes. Distributed operation refers to the mode of operating UAV systems through a collection of multiple sub-units and communication nodes and their deployment to multiple sites or terminals for collaborative operation. As of the date of this annual report, 40 of our employees have obtained UAV class III pilot licenses and class IV pilot licenses, which satisfied the requirement to operate these categories of our AAVs. To the extent our AAVs are operated and controlled through distributed operation (such as during the delivery of our aerial media and smart management solutions), we may be required to obtain any official pilot license for certain pilot issued by the CAAC according to the Draft New Regulation on UAV Pilots. Since the revised draft has not been formally adopted as of the date of the document, the revised draft and its anticipated adoption or effective date are subject to further changes with substantial uncertainty. The pilots who operate our AAV flights also completed the AAV training provided by our company on the basis of the CAAC UAV Pilot Licenses.

In addition, the draft bill of the Interim Measures for Flight Administration of Unmanned Aerial Vehicle published by the CAAC on January 26, 2018 stipulates that any unit or individual that organizes UAV flight activities in a distributed manner shall be subject to safety review and obtain a safe operation license. The individual operator of UAV systems or clusters or distributed operations are however exempted for such licensing requirement. We may be required to obtain the safe operation license for certain component of our business once the above draft bill comes into effect. This draft bill was further reviewed by standing meeting of State Council on April 7, 2023.

Operators of our AAVs may be subject to additional licensing requirements. On December 29, 2015, the CAAC issued the Rules on Operation of Light and Small Unmanned Aircraft (Trial), pursuant to which, pilots of specified UAVs shall meet certain qualification, and are prohibited from consumption of alcohol and drugs as well as careless piloting. Our AAV operators have complied with all the above requirements in material respects.

Import and Export

On December 31, 2005, the Ministry of Commerce and the General Administration for Customs jointly issued the Measures for the Administration on Import and Export License for Dual-use Items and Technologies, pursuant to which a license is required for the exportation of any dual-use goods, products and technologies of the PRC included in a control list issued by the Ministry of Commerce on December 30, 2022, effective on January 1, 2023. Notably, certain types of UAVs are subject to the foregoing export license requirements, such as UAVs with (a) a maximum endurance time greater than or equal to 1 hour, (b) maximum endurance time greater than or equal to half an hour but less than 1 hour and the ability to take-off and conduct stable flight against a wind speed of no less than 46.3 kilometer/hour; (c) aircraft range equal to or higher than 300 kilometers with payload of more than 500 kg; (d) automatic controlling system and navigation capability containing aerosol preparation for planting with volume of 20 liters or being capable of installing aerosol preparation system for planting with volumes of 20 liters after designing and modification. We may be required to obtain the necessary license for the exportation of certain of our AAVs.

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

The recommended national standard, Information Security Technology Personal Information Security Specification, which became effective in October 2020, puts forward specific refinement requirements on the collection, preservation, use, sharing, transfer, and public disclosure of personal information. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of illegal collection and use of personal information by mobile apps, and provides guidance for app operators’ self-inspection and self-correction and netizens’ social supervision.

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

On July 10, 2021, the CAC released the revised draft of Cybersecurity Review Measures (for public comments). On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and Cyber information security risk.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the CIIO Regulations, which took effect in September 2021. The CIIO Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The CIIO Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the CIIO Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the governmental authorities.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

Furthermore, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfer, pursuant to which, the data processor shall apply to the CAC for the security assessment via the local provincial-level cyberspace administration authority for an outbound data transfer under following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since 1 January of the previous year; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

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

However, the relationship between the Data Security Law of the PRC and the implemented National Security Law of the PRC, the Cyber Security Law of the PRC, the Confidentiality Law of the PRC and the Personal Information Protection Law of the PRC needs to be carefully clarified.

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

Foreign Investment Industries Guidance Catalogue

On June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. The Catalogue includes the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraged Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended and promulgated on October 26, 2022, and the Negative List was amended on June 28, 2018, June 30, 2019, June 23, 2020 and December 27, 2021. Any industry not listed in the Encouraged Catalogue and the Negative List is a permitted industry. Pursuant to the Negative List, a company that designs and manufactures UAVs can be wholly owned by foreign investors.

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

On February 17, 2023, the CSRC issued rules and regulations concerning the filing management of overseas listing, which came into effect on March 31, 2023. The rules and regulations issued include the Provisional Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the New Filing Rules, and five supporting guidelines. The New Filing Rules dictate that enterprises that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers.” Existing Issuers are required to complete filing procedure with the CSRC before they conduct refinancing activities or issue securities such as convertible bonds, exchangeable bonds and preference shares, unless such securities are issued as equity incentive awards or in connection with conversion of public reserve funds into increased company capital, share dividends or share split. Given that the New Filing Rules were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect an Existing Issuer’s operations and future financing.

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

C.	Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	Messrs. Shuai Feng and Weixian Xia are senior employees of our company and they hold 95.0% and 5.0% equity interests in the VIE, respectively.
(2)	The remaining 31.5% equity interests in Yunfu EHang Intelligent Technology Limited are held by our joint venture partners.

Contractual Arrangements with the VIE and its Shareholders

The following is a summary of the currently effective contractual arrangements by and among the WFOE, the VIE and the VIE’s shareholders.

Contractual Agreements that Provide Us with Power to Direct the Activities of the VIE

Shareholders Voting Proxy Agreement. Pursuant to the shareholders voting proxy agreement dated October 21, 2020 and the power of attorney granted thereunder, each of the VIE’s shareholders irrevocably authorizes the WFOE to act as his attorney-in-fact to exercise all of his rights as a shareholder of the VIE, including, but not limited to, the right to (i) attend shareholders’ meetings; (ii) vote on any resolution that requires a shareholder vote pursuant to applicable laws and the articles of association of the VIE, such as the sale and transfer of all or part of the equity interests owned by such shareholder; and (iii) designate and appoint legal representative, directors, supervisors, general manager and other senior management. The shareholders voting proxy agreement will remain effective for 20 years and can be extended at the WFOE’s sole discretion. The power of attorney granted under the shareholders voting proxy agreement will remain effective continuously from the date of execution, and the WFOE is entitled to assign its rights relating to the equity interests to any other person or entity at its own discretion.

Loan Agreement. Pursuant to the special agreement on the capital increase of the VIE dated February 22, 2019, or the loan agreement, among the WFOE, and the shareholders of the VIE, which was amended on September 7, 2020 and October 21, 2020, respectively, the WFOE has granted interest-free loans with an aggregate amount of RMB60 million to the shareholders of the VIE for the sole purpose of providing funds necessary for the capital increase to the VIE. The loans shall be repaid by the shareholders of the VIE through a transfer of their equity interests in the VIE to the WFOE, in proportion to the amount of the loans to be repaid. As of the date of this annual report, the full amount of these loans remains outstanding.

Share Pledge Agreements. Pursuant to the share pledge agreements, dated October 21, 2020, between the WFOE and each of the shareholders of the VIE, the shareholders of the VIE have pledged their entire equity interests in the VIE to the WFOE, to guarantee the performance of their obligations under the exclusive consulting and services agreement, the share pledge agreement and the exclusive option agreement described elsewhere in this annual report. In the event of a breach by any of the VIE’s shareholders of his contractual obligations under the relevant agreements, the WFOE, as pledgee, will have the right to acquire all or part of the pledged equity interests in the VIE. The shareholders of the VIE also undertake that, without the prior written consent of the WFOE, they will not create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE. The share pledge agreements will remain effective until all the contractual obligations under the relevant agreement have been satisfied in full. As of the date of this annual report, we have registered the share pledges with the relevant authorities in accordance with PRC regulations.

Agreement that Allows Us to Receive Economic Benefits from the VIE

Exclusive Consulting and Services Agreements. Pursuant to the exclusive technical consulting and service agreement and the exclusive services agreement, each dated January 29, 2016, and subsequently amended on November 30, 2018, or the exclusive consulting and services agreements, between the WFOE and the VIE, the WFOE has the exclusive right to provide the VIE and the VIE’s subsidiaries with consulting and services, including but not limited to those relating to the development, manufacturing and sales of intelligent aerial vehicles. Without the WFOE’s prior written consent, the VIE cannot, directly or indirectly, accept any consulting services subject to this agreement from any third party. the VIE agrees to pay the WFOE a service fee equal to 100% of the consolidated net profits of the VIE after the VIE turns profitable on a cumulative basis and after netting off certain expenses. Our WFOE has the sole discretion in determining the service fee charged to the VIE under this agreement. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consulting and services agreement to the extent permitted by applicable PRC laws. The exclusive consulting and services agreement will remain effective for ten years, unless otherwise terminated by the WFOE with 30 days’ prior notice at any time, or by the VIE if the WFOE is grossly negligent.

Agreement that Provides Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement, dated October 21, 2020, among the WFOE, the VIE and the shareholders of the VIE, each of the shareholders of the VIE has irrevocably granted the WFOE an exclusive option to purchase all or part of his equity interests in the VIE. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Any proceeds received by the shareholders of the VIE from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under applicable PRC laws. The shareholders of the VIE undertake that, without the WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE, and (ii) transfer or otherwise dispose of their equity interests in the VIE. The exclusive option agreements will remain effective until all equity interests in the VIE have been transferred to the WFOE or our designated person. The WFOE may terminate the agreement at its sole discretion.

In the opinion of AllBright Law Offices, our PRC legal counsel:

•	the ownership structures of the WFOE, the VIE and the VIE’s subsidiaries are in compliance with applicable PRC laws and regulations; and

•

such contractual arrangements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement from their respective effective dates to the date of this annual report, and will not result in any violation of PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

D.	Property, plants and equipment.

Our headquarters is located in Guangzhou, China, where we lease and occupy our office space with an aggregate floor area of approximately 66,524 square meters from unrelated third parties under operating lease agreements. Our new AAV production facility in Yunfu city, China has a total planned gross floor area of 24,000 square meters. A substantial majority of our employees are based at our headquarters in Guangzhou. As of the date of this annual report, we do not currently own any of our premises.

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

We, the VIE and the VIE’s subsidiaries design, develop, manufacture, sell and operate AAVs and their supporting systems and infrastructure for a broad range of industries and applications, including passenger transportation, logistics, smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

We delivered our first passenger-carrying AAV to a customer in March 2018. Since then, we and the VIE had delivered 185 units of the EH216 series AAVs as of December 31, 2022. As we continue to refine and commercialize our AAVs and air mobility solutions, we believe we will be able to capture addressable markets across multiple industries and develop AAV commercial applications in new industries.

Our revenues decreased by 68.5% from RMB180.1 million in 2020 to RMB56.8 million in 2021, and decreased by 22% to RMB44.3 million (US$6.4 million) in 2022. Our net loss increased by 241.0% from RMB92.0 million in 2020 to RMB313.9 million in 2021, and increased by 4.9% to RMB329.3 million (US$47.7 million) in 2022. In 2022, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB40.4 million (US$5.9 million), RMB2.1 million (US$0.3 million) and RMB1.3 million (US$0.2 million), representing 91.2%, 4.8% and 3.0% of our total revenues, respectively.

Key Components of Results of Operations

Revenues

We generate revenues from air mobility solutions, smart city management solutions, aerial media solutions and others. The following table sets forth a breakdown of our total revenues in absolute amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Air mobility solutions	105,969	58.8	48,156	84.8	40,387	5,856	91.2
Smart city management solutions	8,282	4.6	7,135	12.6	2,133	309	4.8
Aerial media solutions	65,656	36.5	1,100	1.9	1,341	194	3.0
Others	186	0.1	416	0.7	456	66	1.0

Total	180,093	100.0	56,807	100.0	44,317	6,425	100.0

Air mobility solutions. Revenues from air mobility solutions consist of revenues from (i) sales of the EH216 series AAVs and (ii) provision of logistics services. Revenues from sales of the EH216 series AAVs are based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of AAVs, which is satisfied at a point in time, in general upon our receipt of acknowledgement receipts from customers or under some circumstances upon the AAVs have been shipped to the contractually agreed location when the products are sold to customers outside PRC. Our revenues from air mobility solutions in 2022 were mainly derived from sales of the EH216 series AAVs to customers mainly operated on a limited trial basis in tourism locations in China for testing, training and demonstration purposes. Before regulatory approvals for the commercial operations of our AAVs have been obtained in China and/or other relevant jurisdictions, customer demand will likely be limited in volume. Currently we are working to obtain such approvals in China. However, we are unable to predict the timing of such approvals.

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

We expect that our revenues will increase after obtaining required certificates and approvals in China as we will continue to fulfill existing orders and pre-orders for the EH216 series AAVs, secure new orders for our air mobility solutions, provide air mobility operational services, offer smart city management and aerial media solutions and expand our commercial solutions and sales network. We expect that the increase in revenues generated from air mobility solutions will be the main increase in both domestic and international markets.

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

Operating expenses

Our total operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our total operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses	37,186	18.2	43,229	11.7	53,116	7,701	15.7

General and administrative expenses	61,613	30.2	187,388	51.0	151,065	21,902	44.5
Research and development expenses	105,252	51.6	137,148	37.3	135,082	19,585	39.8

Total operating expenses	204,051	100.0	367,765	100.0	339,263	49,188	100.0

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

Hong Kong

Our wholly-owned subsidiary, Ehfly Technology Limited, or Ehfly Technology, incorporated in Hong Kong, is subject to Hong Kong profit tax on its profits arising from its business operations carried on in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are not generally chargeable to Hong Kong profits tax. As such, Ehfly Technology is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Ehfly Technology to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022.

PRC

Under the Enterprise Income Tax Law, or the EIT Law, our PRC subsidiaries, the VIE and the VIE’s subsidiaries are subject to a statutory income tax rate of 25%. The WFOE, the VIE and EHang Egret have each been qualified as a high and new technology enterprise, or HNTE, since December 2017, November 2016 and November 2018, respectively, and are eligible for a 15% preferential tax rate, which will expire in December 2023, and has expired in December 2022 and in November 2021, respectively.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Arrangement Between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our PRC entities have no retained earnings in the periods presented. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

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

Under the EIT Law, research and development expenses that have not formed intangible assets are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, according to the Notice on Raising the Ratio of Deduction of Research and Development Expenses, effective on September 20, 2018, a qualifying enterprise is allowed an additional deduction of the amount in calculating its taxable income for the relevant year, including a 75% deduction for the years ended December 31, 2020, as well as a 100% deduction for the year ended December 31, 2021 and 2022. For research and development expenses that have formed intangible assets, the tax amortization is based on 175% or 200% of the costs of the intangible assets in the relevant year.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Total revenues	180,093	100.0	56,807	100.0	44,317	6,425	100.0
Costs of revenues(1)	(73,914)	(41.0)	(20,777)	(36.6)	(15,098)	(2,189)	(34.1)

Gross profit	106,179	59.0	36,030	63.4	29,219	4,236	65.9

Operating expenses:
Sales and marketing expenses(1)	(37,186)	(20.7)	(43,229)	(76.1)	(53,116)	(7,701)	(119.9)
General and administrative expenses(1)	(61,613)	(34.2)	(187,388)	(329.9)	(151,065)	(21,902)	(340.9)
Research and development expenses(1)	(105,252)	(58.4)	(137,148)	(241.4)	(135,082)	(19,585)	(304.8)

Total operating expenses	(204,051)	(113.3)	(367,765)	(647.4)	(339,263)	(49,188)	(765.6)

Other operating income	6,576	3.6	11,199	19.7	6,094	884	13.8

Operating loss	(91,296)	(50.7)	(320,536)	(564.3)	(303,950)	(44,068)	(685.9)
Other (expense) income:
Interest and investment income	3,795	2.1	5,143	9.1	4,669	677	10.5
Interest expenses	(2,337)	(1.3)	(1,803)	(3.2)	(3,819)	(554)	(8.6)
Foreign exchange loss	(333)	(0.2)	(827)	(1.5)	(1,488)	(216)	(3.3)
Other income	1,227	0.7	6,086	10.7	1,944	282	4.4
Other expense	(3,127)	(1.7)	(1,549)	(2.7)	(26,804)	(3,886)	(60.5)

Total other (expense) income	(775)	(0.4)	7,050	12.4	(25,498)	(3,697)	(57.5)

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Loss before income tax and income (loss) from equity method investment	(92,071)	(51.1)	(313,486)	(551.8)	(329,448)	(47,765)	(743.4)

Income tax expenses	(206)	(0.1)	(134)	(0.2)	(79)	(11)	(0.2)

Loss before income (loss) from equity method investment	(92,277)	(51.2)	(313,620)	(552.1)	(329,527)	(47,776)	(743.6)

Income (loss) from equity method investment	236	0.1	(276)	(0.5)	196	28	0.5

Net loss	(92,041)	(51.1)	(313,896)	(552.6)	(329,331)	(47,748)	(743.1)

Note:

(1)	Share-based compensation expense was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except share and share related data)
Costs of revenues	2,443	—	—	—
Sales and marketing expenses	10,883	18,327	22,125	3,208
General and administrative expenses	14,453	71,147	38,452	5,575
Research and development expenses	27,078	31,657	36,321	5,266

Total	54,857	121,131	96,898	14,049

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenues

Our total revenues decreased by 22.0% from RMB56.8 million in 2021 to RMB44.3 (US$6.4 million) in 2022, as we have been strategically transitioning from a product sales centric model into an integrated model of both product sales and AAV operational flight services, and we have been progressing the certification process for EH216-S.

Revenues from air mobility solutions decreased by 16.1% from RMB48.2 million in 2021 to RMB40.4 million (US$5.9 million) in 2022. We sold 21 units of the EH216 series AAVs in 2022, compared with 30 units in 2021.

Revenues from smart city management solutions decreased by 70.1% from RMB7.1 million in 2021 to RMB2.1 million (US$0.3 million) in 2022. Since the smart city management solutions are on a project basis with different individual transaction values depending on the project nature, project size, etc., revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

Revenues from aerial media solutions increased by 21.9% from RMB1.1 million in 2021 to RMB1.3 million (US$0.2 million) in 2022.

Costs of revenues

Our costs of revenues decreased by 27.3% from RMB20.8 million in 2021 to RMB15.1 million (US$2.2 million) in 2022, which resulted from and was in line with the total revenues.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 18.9% from RMB36.0 million in 2021 to RMB29.2 million (US$4.2 million) in 2022. However, our gross profit margin increased from 63.4% in 2021 to 65.9% in 2022 primarily due to higher averaging selling price of EH216 AAVs in 2022.

Operating expenses

Our operating expenses decreased by 7.8% from RMB367.8 million in 2021 to RMB339.3 million (US$49.2 million) in 2022, primarily due to a decrease in share-based compensation expenses by RMB24.2 million (US$3.5 million), decrease in provisions for accounts receivable by RMB13.3 million (US$1.9 million) as well as decrease in professional services fees by RMB3.4 million (US$0.5 million).

Sales and marketing expenses. Sales and marketing expenses increased by 22.9% from RMB43.2 million in 2021 to RMB53.1 million (US$7.7 million) in 2022, primarily due to increase in share-based compensation expenses for new grant of share-based awards by RMB3.8 million (US$0.6 million) and salaries and benefits costs for increased headcounts by RMB2.9 million (US$0.4 million) as well as increase in marketing expenses for promotional activities in China and overseas markets by RMB2.7 million (US$0.4 million).

General and administrative expenses. General and administrative expenses decreased by 19.4% from RMB187.4 million in 2021 to RMB151.1 million (US$21.9 million) in 2022, mainly due to decrease in share-based compensation expenses for a certain portion of share-based awards vested in 2021 by RMB32.7 million (US$4.7 million), decrease in provisions for accounts receivable byRMB13.3 million (US$1.9 million) while resulting in ending balance of allowance for doubtful accounts increasing from RMB69.4 million further to RMB115.4 million (US$16.7 million), as well as reduction in professional services fees by RMB3.4 million (US$0.5 million), while partially offset by increase in salaries and benefits costs for increased headcounts by RMB6.1 million (US$0.9 million).

Research and development expenses. Research and development expenses slightly decreased by 1.5% from RMB137.2 million in 2021 to RMB135.1 million (US$19.6 million) in 2022. The decrease was mainly due to less expenditures on EH216 AAV’s hardware and software upgrades and focus more on type certification processes, while offset by increase in share-based compensation for new grant of share-based awards by RMB4.7 million (US$0.7 million) and salaries and benefits costs by RMB6.4 million (US$0.9 million).

Other operating income

Other operating income decreased by 45.6% from RMB11.2 million in 2021 to RMB6.1 million (US$0.9 million) in 2022, primarily due to decrease in government subsidies.

Interest and investment income

We recorded interest and investment income of RMB4.7 million (US$0.7 million) in 2022 and 5.1 million in 2021, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term investments and long-term loans receivable.

Interest expenses

We recorded interest expenses of RMB3.8 million (US$0.6 million) in 2022 and RMB1.8 million in 2021, both of which were primarily related to bank loans and loans from third parties. In 2022, we recognized interest expenses RMB1.7 million (US$0.2 million) as the amortization of debt discounts for the private placement transaction.

Other income

Other income was RMB1.9 million (US$0.3 million) in 2022 and RMB6.1 million in 2021.

Other expense

Other expenses increased from RMB1.5 million in 2021 to RMB26.8 million (US$3.9 million) in 2022. Other expenses in 2022 were mainly attributable to the estimated provision of US$3.375 million for an employment dispute. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Income tax expenses

Our income tax expenses decreased from RMB0.1 million in 2021 to RMB0.08 million (US$0.01 million) in 2022. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2021 and 2022.

Net loss

As a result of the foregoing, our net loss slightly increased by 4.9% from RMB313.9 million in 2021 to RMB329.3 million (US$47.7 million) in 2022.

Year ended December 31, 2021 compared with year ended December 31, 2020

Revenues

Our total revenues decreased by 68.5% from RMB180.1 million in 2020 to RMB56.8 (US$8.9 million) in 2021, as we have been strategically transitioning from a product sales centric model into an integrated model of both product sales and AAV operational flight services, and we have been progressing the certification process for EH216-S.

Revenues from air mobility solutions decreased by 54.6% from RMB106.0 million in 2020 to RMB48.2 million (US$7.5 million) in 2021. We sold 30 units of the EH216 series AAVs in 2021, compared with 70 units in 2020.

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

General and administrative expenses. General and administrative expenses increased by 204.1% from RMB61.6 million in 2020 to RMB187.4 million (US$29.4 million) in 2021. The increase was mainly due to an increase in share-based compensation expenses, one-time additional expenses related to extension of annual report filing and the additional provisions for accounts receivable in light of the impacts from the COVID-19 epidemic and control measures in China.

Research and development expenses. Research and development expenses increased by 30.3% from RMB105.3 million in 2020 to RMB137.2 million (US$21.5 million) in 2021. The increase was mainly due to continuously growing R&D expenditure for the development of AAV models, including the EH216 series, the VT-30 and new models, and their related operating systems with enhanced functionalities. R&D expenses were also impacted by an increase of the R&D team and related salary and benefit expenses that reflect our commitment to strengthening its product development and certification efforts in order to drive future sales growth and commercial operations.

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

Net loss

As a result of the foregoing, our net loss increased by 241.0% from 92.0 million in 2020 to RMB313.9 million (US$49.3 million) in 2021.

B.	Liquidity and Capital Resources.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities during the normal course of operations. We have experienced recurring losses from operations since inception. As of December 31, 2021 and 2022, we had an accumulated deficit of RMB1,122.2 million and RMB1,450.4 million (US$210.3 million). For the years ended December 31, 2020, 2021 and 2022, we incurred net loss of RMB92.0 million, RMB313.9 million and RMB329.3 million (US$47.7 million) and had net cash used in operating activities of RMB151.7 million, RMB121.6 million and RMB173.5 million (US$25.1 million). As of December 31, 2022, our cash and cash equivalents balance were RMB249.3 million (US$36.1 million). Up to the date of this annual report, we had unused loan facilities of RMB10 million with expiration date of February 9, 2024. Our ability to continue as a going concern currently largely dependent on when we will obtain the type certificate of our EH216-S in the near term to launch fully commercial sales of our EH216-S autonomous aerial vehicle, and raising additional funds through debt financings or equity offerings. We expect to obtain the type certificate in the near future as more than 90% of the entire Type Certification processes of EH216-S have been completed, as of the date of this annual report. However, there is uncertainty as to when we will obtain the type certificate of its EH216-S in the near term, which may materially and adversely affect the execution of our business plan. Our primary sources of liquidity have been proceeds from issuance of equity securities offerings, including private placements, as well as customer advances, short-term and long-term bank loans. For example, we had raised a total of US$50 million from the sale and issuance of our Class A ordinary shares in private placements as of the date of this annual report, including US$40 million in 2021 and US$10 million in 2023. With respect to the 2023 private placement, we received the RMB equivalent of US$10 million as interim funding from the investor prior to closing, and accounted for a significant portion of the funds as short-term debt and the remaining portion as additional paid-in capital. We have repaid the interim funding as of the date of this annual report. As of December 31, 2022, we had RMB249.3 million (US$36.1 million) in cash and cash equivalents and short-term investments, of which 53.6% were held in Renminbi and the remainder was held in U.S. dollars and other currencies, and of which 96.5% were held in the PRC. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for at least the next 12 months. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In utilizing the proceeds, we received from our securities offerings including our initial public offering and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our securities offerings to make loans or capital contributions to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(151,696)	(121,629)	(173,458)	(25,148)
Net cash (used in) provided by investing activities	(66,209)	(33,401)	56,400	8,176
Net cash provided by financing activities	42,680	266,947	106,740	15,475
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,264)	(5,067)	12,605	1,828

Net increase (decrease) in cash, cash equivalents and restricted cash	(181,489)	106,850	2,287	332
Cash, cash equivalents and restricted cash at the beginning of the year	321,662	140,173	247,023	35,815

Cash, cash equivalents and restricted cash at the end of the year	140,173	247,023	249,310	36,147

Operating Activities

Net cash used in operating activities in 2022 was RMB173.5 million (US$25.1 million). This amount was primarily attributable to net loss of RMB329.3 million (US$47.8 million), adjusted to add back certain non-cash expenses, principally share-based compensation of RMB96.9 million (US$14.0 million), allowance for doubtful amounts of RMB47.8 million (US$6.9 million), amortization of right-of-use assets of RMB12.0 million (US$1.7 million)and depreciation of property and equipment of RMB8.5 million (US$1.2 million), and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB10.1 million (US$1.5 million) in accounts receivable in relation to the receivables that we are entitled to receive, an increase of RMB2.3 million (US$0.3 million) in inventories in relation to procurement of materials for production and finished goods, an increase of RMB22.9 million (US$3.3 million) in prepayments in relations of prepayments to suppliers and other service providers, and a decrease of RMB10.1 million (US$1.5 million) in accounts payable in relation to payments for purchase of materials and offset mainly by a decrease of RMB1.3 million (US$0.2 million) in amount due from a related party in relation to the receipt of outstanding payment for sale of product, and an increase of RMB4.5 million (US$0.7 million) in contract liabilities in relation to more payments received before the sale of products or services to customers, and an increase of RMB36.3 million (US$5.3 million) which was mainly due to the estimated provision of US$3.375 million for an employment dispute. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Net cash used in operating activities in 2021 was RMB121.6 million. This amount was primarily attributable to net loss of RMB313.9 million (US$49.3 million), adjusted to add back certain non-cash expenses, principally share-based compensation of RMB121.1 million (US$19.0 million), allowance for doubtful amounts of RMB56.5 million (US$8.9 million) and depreciation and amortization of RMB7.8 million (US$1.2 million), and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB36.0 million (US$5.6 million) in inventories in line with our business expansion, an increase of RMB13.0 million (US$2.0 million) in prepayments, and a decrease of RMB7.7 million (US$1.2 million) in accounts payable and offset mainly by a decrease of RMB39.3 million (US$6.2 million) in accounts receivable resulting from our efforts in collections from customers, a decrease of RMB1.3 million (US$0.2 million) in amount due from a related party, and an increase of RMB7.1 million (US$1.1 million) in contract liabilities, and an increase of RMB11.4 million (US$1.8 million) which was mainly due to an increase in employee benefits-related liabilities resulting from our increased employee headcount. The increases in inventories and prepayments and other current assets were all primarily due to the growth of our business.

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

Investing Activities

Net cash provided by investing activities in 2022 was RMB56.4 million (US$8.2 million), mainly consisting of net proceeds of short-term investments of RMB74.6 million (US$10.8 million) and purchase of property and equipment of RMB12.2 million (US$1.8 million) for both Yunfu production facility and new headquarter office.

Net cash used in investing activities in 2021 was RMB33.4 million, mainly consisting of net purchase of short-term investments of RMB17.0 million (US$2.7 million) and purchase of property and equipment of RMB15.6 million (US$2.5 million) for Yunfu production facility.

Net cash used in investing activities in 2020 was RMB66.2 million, consisting of net purchase of short-term investments of RMB43.4 million, net loans to third parties of RMB13.9 million and purchase of property and equipment of RMB8.7 million.

Financing Activities

Net cash provided by financing activities in 2022 was RMB106.7 million (US$15.5 million), primarily attributable to RMB69.9 million (US$10.1 million) from an investor in connection with a private placement of our Class A ordinary shares which had closed in the first quarter of 2023, and net proceeds of RMB36.8 million (US$5.3 million) from bank loans.

Net cash provided by financing activities in 2021 was RMB266.9 million, primarily attributable to proceeds of RMB257.0 million (US$40.3 million) from issuance of Class A ordinary shares to a European asset management company in a private placement and net proceeds of RMB15.0 million (US$2.4 million) from bank loans.

Net cash provided by financing activities in 2020 was RMB42.7 million, primarily attributable to proceeds of RMB7.3 million from issuance of American depository shares pursuant to underwriters’ exercise of over-allotment option related to our initial public offering and proceeds of RMB40.0 million from issuance of mandatorily redeemable non-controlling interests of a subsidiary.

Capital Expenditures

Our capital expenditures were RMB9.1 million, RMB15.6 million and RMB13.8 million (US$2.0 million) in 2020, 2021 and 2022, respectively, which were mainly used for the purchase of property and equipment for the establishment and installation of equipment at our own and new manufacturing facility in Yunfu and decorations for the new offices of our headquarters. We plan to fund our future capital expenditures with our existing cash balance.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include operating lease commitments, short-term bank loans, short-term debt, long-term bank loans, settlement payments, mandatorily redeemable non-controlling interests and investment obligations.

Our operating lease commitments primarily represent our non-cancelable lease of offices and facilities for business operation. We lease offices under non-cancelable operating lease arrangements with initial terms in excess of one year.

Our settlement payments represent our obligations under a settlement agreement that was entered into in connection with the settlement of an employment dispute. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for details.

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

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Operating lease commitments	116,305	5,632	9,272	13,265	88,136
Short-term bank loans(2)	51,016	51,016	—	—	—
Short-term debt(1)(2)	69,861	69,861	—	—	—
Long-term bank loans(2)	17,381	13,371	3,237	773	—
Mandatorily redeemable non-controlling interests(2)	41,496	600	40,896	—	—
Investment obligations	3,500	1,750	1,750	—	—

Total	299,559	142,230	55,155	14,038	88,136

Note:

(1)

In December 2022, we received interim funding from an investor who has subscribed for certain number of our Class A ordinary shares in a private placement. The funds amounted to US$10 million in total and were made available for our use pending the closing of the private placement. We accounted for a significant portion of the funds as short-term debt and the remaining portion as warrants under additional paid-in capital. Upon closing of the private placement, we received US$10 million as purchase price for our Class A ordinary shares and has repaid the interim funding in full as of the date of this annual report.

(2)

The short-term bank loans, short-term debt, long-term bank loans and mandatorily redeemable non-controlling interests are presented with the principle and estimated interest calculated based on the contractual interest rate.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

We are a holding company with no material operations on our own. We conduct our operations primarily through the WFOE, the VIE and their respective subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by the WFOE. If the WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the WFOE, the VIE and their respective subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to contribute to certain statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital. As of December 31, 2022, the total registered capital of the WFOE, the VIE and their respective subsidiaries in China amounted to RMB1,192.2 million (US$173.0 million), implying a maximum total amount of RMB596.1 million (US$86.5 million) in statutory reserve funds to be set aside from their after-tax profits, if any. Our WFOE, the VIE and their respective subsidiaries in China had set aside a cumulative amount of RMB1.2 million (US$0.2 million) for such statutory reserve funds as of December 31, 2022. We believe that setting aside such additional amount will not have a material adverse impact on our business or liquidity because (i) a company is not required to set aside any amount for its statutory reserve fund until it has positive after-tax profits; (ii) the amount to be set aside annually is only 10% of a company’s after-tax profits, if any, and (iii) pursuant to the PRC Company Law, the statutory reserve funds can be used for offsetting a company’s losses, expanding its business operations and increasing its capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. We are not able to hedge our exposure to higher inflation in mainland China.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development Capabilities” and “—Intellectual Property.”

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

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2022 for more information on our critical accounting policies.

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

We apply management’s judgments and estimates when determining the allowance for doubtful accounts to be recognized. We reassess the allowance at each balance sheet date. Where the basis of judgments and estimates is different from the initial assessment, such differences will impact the allowance for doubtful accounts and the carrying values of the accounts receivable in the year. As of December 31, 2021 and 2022, we assessed the ending balance of allowance for doubtful accounts to be RMB69.4 million and RMB115.4 million (US$16.7 million), respectively. The significant increase was based on our assessment as of December 31, 2022, with our judgments and estimates that the impacts from the continuous COVID-19 epidemic and control measures in China adversely affected the business of customers and the ability to collect from the customers. Changes in these estimates and assumptions could materially affect the allowance losses.

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

Fair value of warrants and short-term debt

We allocate the proceeds from the sale of a debt instrument with stock purchase to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The relative fair value of the short-term debt is recorded using the discount method of the future payables. The relative fair value of the warrants is estimated based on the difference of the fair value between the present value of the purchase price and market price of the signing date of the share purchase agreement. The expected payment date, the discount rate and the present value of the purchase price rely on our judgement.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huazhi Hu	46	Chairman and Chief Executive Officer
Haoxiang Hou	34	Independent Director
Conor Chia-hung Yang	60	Independent Director
Dongming Wu	59	Independent Director
Nick Ning Yang	47	Independent Director
Richard Jian Liu	48	Chief Financial Officer
Xin Fang	48	Chief Operating Officer

Mr. Huazhi Hu is our founder and has served as our chief executive officer and the chairman of the board of directors since our inception. Mr. Hu founded our predecessor company, Beijing Yihang Chuangshi Technology Co., Ltd. in 2005, a leader in providing large-scale command-and-control systems. Mr. Hu also worked as the chief technology officer at Beijing 999 Emergency Rescue Center in charge of the development of the emergency command & control center between 2008 and 2010, and worked at Beijing Jindian Group as a vice president overseeing information management between 2006 and 2008. Mr. Hu is a recipient of the Technology Innovation Award presented at the Living Legends of Aviation event in 2019. Mr. Hu attended Tsinghua University where he studied computer science between 1992 and 1997.

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

Mr. Conor Chia-hung Yang has served as our director since December 2019. Mr. Yang is the chief financial officer of Sunrate Holdings Limited since February 2023. Mr. Yang was a co-founder and president of Black Fish Group Limited from 2017 to 2021. From 2007 to 2017, Mr. Yang served in several chief financial officer positions at US-listed companies including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of EHang Holdings Limited (Nasdaq: EH), I-Mab (Nasdaq: IMAB), iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKSE: 0780) and UP Fintech Holding Ltd (Nasdaq: TIGR). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles.

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

Mr. Nick Ning Yang has served as our director since December 2022. Mr. Yang has served as a founding partner of LeBox Capital, a venture investment fund that focuses on early-stage high growth TMT companies in China, since October 2011. Prior to that, Mr. Yang was a co-founder of KongZhong Corporation, a company focusing on wireless value-added services and listed on Nasdaq in July 2004, and served as Chief Technology Officer from 2002 to 2008. Mr. Yang had also held the position of Vice President of Technology at Nasdaq-listed Sohu from 2000 to 2001. From 1999 to 2000, Mr. Yang served as Chief Technology Officer of ChinaRen.com, a company he co-founded. Mr. Yang received a bachelor’s degree in electrical engineering from the University of Michigan in 1997 and a master’s degree in electrical engineering from the Stanford University in 1999.

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

Mr. Xin Fang has served as our chief operating officer since February 2022. Prior to joining us, Mr. Fang served as the Chairman of the Board of Directors of Wuning Xinyihang Investment Development Co., Ltd. Mr. Fang is a seasoned business leader with more than 20 years of business administration and operational experience. He has a track record of success in the fields of sales of IT product and system integration solutions, tourism operation and management, tourism real estate development, etc. Mr. Fang obtained his master’s degree in business administration from Nanchang University in 2013.

B.	Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB3.7 million (US$0.5 million) in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2015 Share Incentive Plan

Our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan pursuant to all awards under the 2015 Plan is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2023, 119,500 restricted share units and 53,737 share options were outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

Our board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2019 Plan became effective upon the completion of the Company’s initial public offering in 2019. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is initially 5,455,346, which may be increased by up to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is 8,266,949. As of March 31, 2023, 2,759,250 restricted share units were outstanding under the 2019 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2023, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were settled, forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares underlying Equity Awards		Date of Grant	Date of Expiration
Huazhi Hu		*	January 4, 2021	January 3, 2031
Conor Chia-hung Yang		*	December 16, 2019 January 4, 2021	December 15, 2029 January 3, 2031
Dongming Wu		*	June 1, 2020 January 4, 2021	May 31, 2030 January 3, 2031
Haoxiang Hou		*	January 4, 2021	January 3, 2031
Richard Jian Liu		*	January 4, 2021	January 3, 2031
Nick Ning Yang		*	March 27, 2023	March 26, 2033
All directors and officers as a group	2,303,737		Various dates from December 16, 2019 to January 4, 2021	Various dates from December 15, 2029 to January 3, 2031

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of March 31, 2023, our employees other than members of our senior management as a group held 1,983,750 restricted share units.

C.	Board Practices.

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly, interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, and (b) if such contract or transaction, or proposed contract or transaction is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regards to the registered skill and care and these authorized are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Board Diversity Disclosure

Board Diversity

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:			People’s Republic of China
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

Disclosure Pursuant to Rule 5605(f)(3) of the Nasdaq Listing Rules

Rule 5605(f)(2)(B) of the Nasdaq Listing Rules requires us to have, or to explain why we do not have, at least two members of our Board of Directors who are “Diverse” directors, at least one of whom self- identifies as “Female,” subject to transition periods specified by Rule 5605(f)(7) of the Nasdaq Listing Rules. For purposes of Rule 5605(f)(2)(B), the term “Diverse” means an individual who self-identifies as one or more of Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of our principal executive offices; and the term “Female” means an individual who self-identifies her gender as a woman, without regard to the individual’s designated sex at birth.

Rule 5605(f)(7) of the Nasdaq Listing Rules requires us to have, or explain why we do not have, (i) by December 31, 2023, at least one Diverse director and (ii) by December 31, 2025, at least two Diverse directors, at least one of whom self-identifies as Female.

As of the date of this annual report, our Board of Directors has determined that we will satisfy the requirements of Rule 5605(f)(2)(B) of the Nasdaq Listing Rules by explaining why we will not have any Diverse directors by either December 31, 2023 or December 31, 2025.

We acknowledge and support the general principles behind the diversity objectives set forth in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules. However, the company’s Board of Directors does not believe achieving Nasdaq’s diversity objectives are feasible given the company’s current circumstances. We believe that the current composition of our Board of Directors, is suitable for the current scale of and goals for our business and operations. Most members of our Board of Directors have served as our directors for a number of years and all incumbent directors are familiar with our company’s history and business operations; provide us with a variety of personal, professional and industry backgrounds, with appropriate experience and skill sets. We intend to continually assess our industry and the status of our business and may decide in the future, should future circumstances make it appropriate, to seek to meet the diversity objectives contemplated by Rule 5606(f)(2)(B) of the Nasdaq Listing Rules.

D.	Employees.

We had 227, 326 and 341 employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had 315 employees in Guangzhou, 14 employees in Yunfu, 2 employees in Beijing and 10 employees outside China. The following table sets forth the number of our employees categorized by function as of December 31, 2022:

Function	Number	% of Total Employees
Research and product development department	190	55.7%
Marketing and sales department	62	18.2%
General administration department	89	26.1%
Total number of employees	341	100%

We also had 68, 113 and 115 full-time contractors who are involved in the manufacturing of our AAVs as of December 31, 2020, 2021 and 2022, respectively.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 81,758,341 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 39,026,560 Class B ordinary shares outstanding as of March 31, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2023, including through the exercise of any restricted share unit, option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares		Class B Ordinary Shares	Total Ordinary Shares on an as- Converted Basis		% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers:**
Huazhi Hu(1)	670,258		39,026,560	39,696,818		32.9%	82.8%
Haoxiang Hou(2)		*	—		*	*	*
Conor Chia-Hung Yang(3)		*	—		*	*	*
Dongming Wu(4)		*	—		*	*	*
Nick Ning Yang	—		—	—		—	—
Richard Jian Liu(5)	1,762,500		—	1,762,500		1.5%	0.4%
Xin Fang	—		—	—		—	—
All Directors and Executive Officers as a Group	2,583,995		39,026,560	41,610,555		34.4%	83.2%
Principal Shareholder:
Genesis Rising Limited(6)	—		39,026,560	39,026,560		32.3%	82.7%

Notes:

*	Less than 1% of our total outstanding shares.
**

Messrs. Huazhi Hu, Richard Jian Liu, and Xin Fang’s business address is 11/F Building One, EHang Technology Park, No. 29 Bishan Blvd., Huangpu District, Guangzhou, Guangdong Province, 510700, PRC. Mr. Haoxiang Hou’s business address is No. 151 Mao Jia Yuan Rd, Huangpu District, Shanghai, PRC. Mr. Conor Chia-Hung Yang’s business address is Unit EF, 12th Floor, Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong District, Shanghai, PRC. Mr. Dongming Wu’s business address is No. 18 Rong Hua South Road, Beijing Economic-Technological Development Area, Daxing District, Beijing, PRC. Mr. Nick Ning Yang’s business address is No.107 AI Technology Park, No. 27 Xidawang Road, Chaoyang District, Beijing, PRC.

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

(1)

Represents (i) 39,026,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company that is wholly owned by Mr. Huazhi Hu, and (ii) 670,258 Class A ordinary shares represented by 335,129 ADSs held by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents Class A ordinary shares beneficially owned by Mr. Haoxiang Hou.
(3)	Represents Class A ordinary shares beneficially owned by Mr. Conor Chia-Hung Yang.
(4)

Represents Class A Ordinary Shares beneficially owned by Mr. Dongming Wu, including Class A ordinary shares underlying share options and restricted share units held by Mr. Dongming Wu that have vested as of March 31, 2023 or will vest within 60 days after March 31, 2023.

(5)

Represents 1,762,500 Class A ordinary shares beneficially owned by JM Elegance Holdings Limited, a British Virgin Island company that is wholly owned by Mr. Richard Jian Liu. The registered address of JM Elegance Holdings Limited is Drake Chambers, P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(6)

Represents 39,026,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company that is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2023, 82,266,591 of our Class A ordinary shares were held by six record holders in the United States, including a total of 508,250 Class A ordinary shares held by The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7.	Major Shareholders and Related Party Transaction

A.	Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions.

Contractual Arrangements with the VIE and its Shareholders

Please refer to “Item 4. Information on the Company—C. Organizational Structure” for a detail description of the contractual arrangements among the WFOE, the VIE and the VIE’s shareholders.

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

Transactions with Related Parties

In 2022, there was no transaction with related parties. As of December 31, 2021, we had amount due from a related party of RMB1.4 million (US$0.2 million). The amount represented receivables relating to sale of autonomous aerial vehicles owed by Guangzhou Yitong Zhihang Technology Co., Ltd., an equity investee over whom we have significant influence. As of December 31, 2022, we had no amount due from related parties.

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

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark, patent infringement, bankruptcy and other matters. Other than as described in this annual report, we are not a party to any material ongoing legal or administrative proceedings which may have significant effects on our financial position, results of operations or cash flows.

Between February 17 and 26, 2021, three federal securities class action lawsuits (captioned Amberber v. EHang Holdings Limited, et al., Case No. 1:21-cv-01392-GBD (S.D.N.Y., filed Feb. 17, 2021), Chaumont v. EHang Holdings Limited, et al., Case No. 1:21-cv-01526-GBD (S.D.N.Y., filed Feb. 19, 2021), and Klein v. EHang Holdings Limited, et al., Case No. 2:21-cv-01811-JFW-PVC (C.D. Cal., filed Feb. 26, 2021)) were filed by purported holders of our ADSs in federal court. The complaints asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally allege that our company and certain of our officers made false and misleading statements regarding the status of its urban air mobility business, its international and domestic regulatory approvals, its relationships with major customers, and its manufacturing facilities. The complaints name as defendants our company and certain of our officers. In addition to costs and attorneys’ fees, the complaints seek compensatory and punitive damages. We believe these claims are without merit and intend to vigorously defend against them. These lawsuits were consolidated into a single class action lawsuit under the caption In re EHang Holdings Ltd. Securities Litigation 1.21-CV-01392-GBD-GWG (S.D.N.Y., filed Feb. 19, 2021), and a lead plaintiff and lead counsel were selected in February 2022. The lead plaintiff filed an amended complaint on April 25, 2022, making similar allegations as those in the previous complaints. Defendants filed a motion to dismiss the amended complaint in June 2022. The lead plaintiff filed an opposition to the defendants’ motion to dismiss in August 2022. The defendants filed a reply in support of their motion to dismiss in September 2022. In October 2022, the Court held oral argument on defendants’ motion to dismiss. The Court granted the defendants’ motion to dismiss the amended complaint on December 15, 2022, and entered final judgment dismissing the action in its entirety with prejudice on January 24, 2023. Lead plaintiff did not appeal the final judgment and on February 23, 2023, lead plaintiff’s deadline to appeal expired.

A former employee of our former U.S. subsidiary, EHang, Inc., filed a civil lawsuit against EHang Holdings, the VIE and certain individual defendants, including Mr. Huazhi Hu, chairman and chief executive officer of EHang Holdings, in the United States District Court for the Northern District of California. The plaintiff alleged that he was entitled to receive restricted share units from us. Following a trial by jury in April 2022, the Court entered judgment for the Plaintiff and against EHang Holdings, the VIE and Mr. Huazhi Hu as follows: (i) Judgment is entered against EHang Holdings on claims for breach of contract, false promise and unpaid wages, and EHang Holdings is held jointly and severally liable for compensatory damages in the amount of US$3,500,000 and is liable for punitive damages in the amount of US$10,000,000; (ii) Judgment is entered against the VIE on claims for breach of contract, false promise and unpaid wages, and the VIE is held jointly and severally liable for compensatory damages in the amount of US$3,500,000; and (iii) Judgment is entered against Mr. Huazhi Hu on claims for false promise and unpaid wages, and Mr. Hu is held jointly and severally liable for compensatory damages in the amount of US$3,500,000 and is liable for punitive damages in the amount of US$5,000,000. We then filed a Motion for New Trial challenging the finding of false promise, the amount of the compensatory damage award, and the amount of the punitive damage award. The judge granted the Motion as to the false promise claim and set aside the verdict on that cause of action against EHang Holdings and Mr. Hu, and because the false promise claim was the only claim that could give rise to punitive damages, the Court set aside the punitive damage award and ordered a new trial on the false promise claim. The Court denied the motion as to the compensatory damage award. Following the Motion for New Trial, the parties have been engaged in settlement discussions. On April 25, 2023, the parties entered into a settlement agreement involving a total payment to the former employee of $3,375,000 in four equal quarterly installments within one year.

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The ADSs, each represents two Class A ordinary shares, have been listed on the Nasdaq Global Market since December 12, 2019, under the symbol “EH.”

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

•

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to summary or description of PRC tax law, it represents the opinion of AllBright Law Offices, our counsel as to PRC law.

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

If the PRC tax authorities determine that EHang is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of EHang would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that EHang is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

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

U.S. Federal Income Taxation

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of the ADSs or ordinary shares, special accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary also does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state and local and non-U.S. tax considerations of owning and disposing of the ADSs or ordinary shares in its particular circumstances.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat the VIE and the VIE’s subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we have the power to direct the significant activities of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of the ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of the ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of the ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury Regulations. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. The Nasdaq Global Market, where the ADSs are listed, is a qualified exchange for this purpose.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of the ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

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

Foreign Currency Exchange Rate Risk

As of December 31, 2022, a majority of our revenues and expenses were denominated in RMB. We expect that in the future a substantial portion of our revenues will be denominated in foreign currencies as our business and operations expand in overseas markets. As a result, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies. Any significant revaluation of Renminbi against U.S. dollar may adversely affect our cash flow, earnings, and financial position, and the value of, and any dividends payable on, our ordinary shares and the ADSs. As of December 31, 2022, a 1% strengthening or weakening of Renminbi against U.S. dollars would have increased or decreased our net loss by 0.5%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or the ADSs.”

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

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2022, we received US$0.3 million in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

None.

Item 15.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective because of the material weaknesses in our internal control over financial reporting described in this annual report. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022, due to the material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2022 were (i) the lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (ii) the lack of monitoring of the collection of accounts receivable on a timely basis.

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

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.235 billion in revenues for fiscal year of 2022, we qualify as an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). Therefore, no attestation report by our independent registered public accounting firm regarding our internal control over financial reporting is included in this annual report.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of and for the years ended December 31, 2021 included in our annual report on Form 20-F for the year ended December 31, 2021, we identified three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The identified material weaknesses arose from our (a) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, (b) lack of sufficient controls for properly tracking the shipping records of the AAVs, and (c) lack of monitoring of the collection of accounts receivable on a timely basis.

We implemented the following measures to improve our internal control over financial reporting to address the identified material weaknesses respectively:

•

For our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements, we (i) hired additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience; (ii) provided continuous and appropriate training to the accounting and financial reporting personnel, especially the training related to U.S. GAAP, and SEC rules and regulations; (iii) developed a set of accounting policies, which document the current U.S. GAAP accounting standards and technical accounting guidance that are applicable to our business; and (iv) formalized a period-end closing process to prepare financial statements and related disclosures in compliance with U.S. GAAP and SEC financial reporting requirements.

•

For our lack of sufficient controls for properly tracking the shipping records of the AAVs, we (i) replaced the logistics service provider with a reputable and qualified vendor; (ii) optimized the approval process with detailed delivery information and with cross-departmental and multi-level personnel’s approval and review before delivery; (iii) strengthened the delivery note with relevant parties’ confirmation with signature, date and further evidenced by stamp from the logistics service provider; (iv) developed a detailed delivery ledger to control the delivery information; and (v) reconciled monthly with the logistics service provider on the delivery ledger. We have implemented and reinforced the above key controls for recording and tracking the shipping records of AAVs accurately and timely.

•

For our lack of monitoring of the collection of accounts receivable on a timely basis, we implemented controls on (i) issuance of debit note to our customers to notify and acknowledge the payment terms and schedule under the signed contracts; (ii) issuance of letter of collection for those customers with late payment to claim the outstanding and past-due payments on a quarterly basis ; (iii) negotiation with customers with seriously past-due payments over the outstanding balance and signed the letter of payment plan. We also strengthened finance department’s monitoring control over the collection of accounts receivable through quarterly assessment with sales department.

As of December 31, 2022, based on an assessment performed by our management on the performance of certain remediation measures mentioned above, we concluded that the material weakness of “lack of sufficient controls for properly tracking the shipping records of the AAVs” in our internal control over financial reporting previously identified as of December 31, 2021 has been remediated.

However, these measures did not fully address all material weaknesses in internal control over financial reporting, and we concluded that the material weakness relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and lack of monitoring of the collection of accounts receivable on a timely basis still existed as of December 31, 2022.

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

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at ir.ehang.com.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP (“EY”), our previous principal external auditors, and by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), who succeeded EY to become the principal external auditors of our consolidated financial statements on November 29, 2021, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2021(2)	2022
	(RMB in thousands)
Audit fees(1)	9,554	5,608

Total	9,554	5,608

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

(2)

The audit fees for 2021 include fees RMB7.8 million payable to EY for services rendered between January 1, 2021 and November 29, 2021 and RMB1.8 million payable to PwC from November 29, 2021 to December 31, 2021. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)

The audit fees for 2022 include fees RMB0.6 million payable to EY for services rendered between April 1, 2022 and April 30, 2022 and RMB5.0 million payable to PwC from January 1, 2022 to December 31, 2022.

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

(ii)

The reports of EY on our consolidated financial statements as of and for the fiscal year ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)

During the fiscal year ended December 31, 2019 and 2020 and the subsequent interim period preceding November 26, 2021, there have been no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods.

(iv)

During the fiscal year ended December 31, 2019 and 2020 and the subsequent interim period preceding November 26, 2021, there have been no “reportable events” (as that term is described in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses in our internal control over financial reporting reported in our 2019 and 2020 annual reports on Form 20-F filed with the U.S. Securities and Exchange of Commission on April 20, 2020 and June 15, 2021, respectively.

(v)

We provided a copy of this disclosure in Item 16F to EY and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated April 28, 2022, is filed as Exhibit 16.1 of this annual report.

(b) New independent registered public accounting firm

On November 29, 2021, we engaged PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our new independent registered public accounting firm. During the fiscal year ended December 31, 2019 and 2020 and the subsequent interim period prior to engaging PwC, neither we nor anyone on our behalf consulted PwC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by PwC that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

We intend to follow our home country practices in lieu of the foregoing requirements, although (i) a majority of our board of directors consists of independent directors and (ii) each member of our compensation committee satisfies the independence requirements set forth in Nasdaq Rule 5605(d)(2)(A). We may also opt to rely on additional home country practice exemptions in the future. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We are also eligible to rely on exemptions afforded to controlled companies. A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq Stock Market Rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, to have an independent compensation committee, and to have an independent nominations/corporate governance committee. We are a “controlled company” as defined under the Nasdaq Stock Market Rules, but we have no current intention to rely on the controlled company exemption.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) except for (a) the 3,466,204 Class A ordinary shares of EHang Holdings Limited, or 2.9% of our total outstanding shares as of March 31, 2023, which are beneficially owned by a state-owned enterprise in the Huangdao district of the Qingdao municipality of the Shandong province and (b) the 31.5% of the equity interests in Yunfu EHang Intelligent Technology Limited which are beneficially owned by a state-owned enterprise in the Yunfu municipality of the Guangdong province, no governmental entities in the Cayman Islands or in China own shares of EHang Holdings Limited and its subsidiaries, or of the VIE and the VIE’s subsidiaries, (ii) the governmental entities in China do not have a controlling financial interest in EHang Holdings Limited and its subsidiaries, or in the VIE and the VIE’s subsidiaries (iii) none of the members of the board of directors of EHang Holdings Limited and its subsidiaries, or of the VIE and the VIE’s subsidiaries, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of EHang Holdings Limited and its subsidiaries, or of the VIE and the VIE’s subsidiaries, contains any charter of the Chinese Communist Party.

Item 16J.	Insider Trading Policies

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of December 11, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.4	Second Amended and Restated Shareholders’ Agreement, dated as of December 27, 2016, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39151) filed with the SEC on April 20, 2020)

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.3	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

Exhibit Number	Description of Document

4.5	English translation of the Shareholders Voting Proxy Agreement and Power of Attorney among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.6	English translation of the Share Pledge Agreements among the WFOE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.7	English translation of the Exclusive Consulting and Service Agreement and the Exclusive Services Agreement between the WFOE and the VIE dated January 29, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.8	English translation of the Amendment to Exclusive Consulting and Service Agreement between the WFOE and the VIE dated November 30, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.9	English translation of the Exclusive Option Agreement among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.9 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.10	English translation of the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE and shareholders of the VIE dated February 22, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.11	English translation of the Amendments to the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE, Huazhi Hu, Yifang Xiong and shareholders of the VIE dated September 7, 2020 and October 21, 2020, respectively (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.12	Subscription Agreement, dated as of January 27, 2021, between the Registrant and certain funds advised by Carmignac (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001- 39151) filed with the SEC on June 15, 2021)

Exhibit Number	Description of Document

4.13*	English Translation of the Subscription Agreement, dated as of December 21, 2022, between the Registrant and Qingdao Ocean Investment Group Co., Ltd.

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.3*	Consent of AllBright Law Offices

15.4*	Consent of Maples and Calder (Hong Kong) LLP

15.5**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

16.1	Letter from EY addressed to the Securities and Exchange Commission dated April 28, 2022 (incorporated herein by reference to Exhibit 16.1 of our Annual Report on Form 20-F for the year ended December 31, 2021 (File No. 001-39151) filed with the SEC on April 28, 2022)

101.INS*	Inline XBRL Instance Document (the cover page XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHang Holdings Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2023

EHANG HOLDINGS LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the
Board of Directors and Shareholders of EHang Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of EHang Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Emphasis of Matter
As discussed in Note 1(c) to the consolidated financial statements, there is uncertainty as to when the Company will obtain the type certificate in the near term to launch fully commercial sales of EH216-S, which may materially and adversely affect the execution of management’s business plan and the Company’s future liquidity. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 1(c).
/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 27, 2023
We have served as the Company’s auditor since 2021.

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of EHang Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows of EHang Holdings Limited (the “Company”) for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2018 to 2021.
Shanghai, the People’s Republic of China
June 15, 2021

F-3

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents		246,863	249,310	36,147
Restricted cash	2(g)	160	—	—
Short-term investments	4	65,108	—	—
Accounts receivable, net of allowance of RMB 69,417 and RMB 115,380 (US$ 16,728 ) as of December 31, 2021 and 2022, respectively	5	56,189	20,298	2,943
Inventories	6	78,075	72,364	10,492
Prepayments and other current assets	7	29,395	45,183	6,550
Amount due from a related party	18	1,360	—	—

Total current assets		477,150	387,155	56,132

Non-current assets
Property and equipment, net	8	33,821	47,060	6,823
Right-of-use assets, net	2(x)	—	73,482	10,654
Intangible assets, net		745	1,959	284
Long-term loans receivable	9	15,208	9,980	1,447
Long-term investments	10	6,143	9,839	1,427
Other non-current assets		2,367	1,392	202

Total non-current assets		58,284	143,712	20,837

Total assets		535,434	530,867	76,969

F-
4

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				Note 2(e)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB23,755 and RMB29,993 (US$4,348) as of December 31, 2021 and 2022, respectively)

Short-term bank loans	12	10,000	49,794	7,219
Short-term debt	13	—	57,838	8,386
Accounts payable		45,560	35,456	5,141
Contract liabilities		14,831	19,321	2,801
Current portion of long-term bank loans	12	3,000	13,154	1,907
Accrued expenses and other liabilities	11	61,851	97,763	14,175
Current portion of lease liabilities	2(x)	—	5,520	800
Deferred income		733	1,495	217
Deferred government subsidies		468	1,993	289
Income taxes payable		4	7	1

Total current liabilities		136,447	282,341	40,936

Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company of RMB9,588 and RMB5,234 (US$759) as of December 31, 2021 and 2022, respectively)
Long-term bank loans	12	17,000	3,846	558
Mandatorily redeemable non-controlling interests	14	40,000	40,000	5,799
Deferred tax liabilities	17	292	292	42
Unrecognized tax benefit	17	5,480	5,480	795
Lease liabilities	2(x)	—	69,913	10,136
Deferred income		2,169	2,928	425
Other non-current liabilities		—	1,389	201

Total non-current liabilities		64,941	123,848	17,956

Total liabilities		201,388	406,189	58,892

Commitments and Contingencies	24

F-
5

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
				Note 2(e)
Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 1,904,577,337 shares authorized, 74,309,007 shares issued and 73,723,637 shares outstanding as of December 31, 2021; 1,904,577,337 shares authorized, 78,300,387 shares issued and 77,309,937 shares outstanding as of December 31, 2022)	19	50	51	8
Class B ordinary shares (US$0.0001 par value; 45,422,663 shares authorized, 40,136,560 shares issued and outstanding as of December 31, 2021; 45,422,663 shares authorized, 39,026,560 shares issued and outstanding as of December 31, 2022)	19	25	24	3
Additional paid-in capital		1,459,374	1,558,356	225,940
Statutory reserves		1,191	1,191	173
Accumulated deficit		(1,122,153)	(1,450,374)	(210,284)
Accumulated other comprehensive (loss) income	19	(5,886)	15,010	2,176

Total EHang Holdings Limited shareholders’ equity		332,601	124,258	18,016
Non-controlling interests		1,445	420	61

Total shareholders’ equity		334,046	124,678	18,077

Total liabilities and shareholders’ equity		535,434	530,867	76,969

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

		For the year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(e)
Revenues:
Products	15	176,060	54,923	40,775	5,912
Services	15	4,033	1,884	3,542	513

Total revenues		180,093	56,807	44,317	6,425

Cost of revenues:
Products		(72,082)	(19,991)	(15,038)	(2,180)
Services		(1,832)	(786)	(60)	(9)

Total cost of revenues		(73,914)	(20,777)	(15,098)	(2,189)

Gross profit		106,179	36,030	29,219	4,236
Operating expenses:
Sales and marketing expenses		(37,186)	(43,229)	(53,116)	(7,701)
General and administrative expenses		(61,613)	(187,388)	(151,065)	(21,902)
Research and development expenses		(105,252)	(137,148)	(135,082)	(19,585)

Total operating expenses		(204,051)	(367,765)	(339,263)	(49,188)
Other operating income		6,576	11,199	6,094	884

Operating loss		(91,296)	(320,536)	(303,950)	(44,068)
Other (expense) income
Interest and investment income		3,795	5,143	4,669	677
Interest expenses		(2,337)	(1,803)	(3,819)	(554)
Foreign exchange loss		(333)	(827)	(1,488)	(216)
Other income		1,227	6,086	1,944	282
Other expenses		(3,127)	(1,549)	(26,804)	(3,886)

Total other (expense) income		(775)	7,050	(25,498)	(3,697)
Loss before income tax and income (loss) from equity method investment		(92,071)	(313,486)	(329,448)	(47,765)

Income tax expenses	17	(206)	(134)	(79)	(11)

Loss before income (loss) from equity method investment		(92,277)	(313,620)	(329,527)	(47,776)
Income (loss) from equity method investment		236	(276)	196	28

Net loss		(92,041)	(313,896)	(329,331)	(47,748)

F-
7

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

	Note	For the year ended December 31,
		2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(e)
Net loss		(92,041)	(313,896)	(329,331)	(47,748)
Net loss (income) attributable to non-controlling interests		4,422	(63)	1,110	161

Net loss attributable to EHang Holdings Limited’s ordinary shareholders		(87,619)	(313,959)	(328,221)	(47,587)

Net loss per ordinary share:
Basic and diluted	20	(0.80)	(2.78)	(2.86)	(0.41)
Net loss per ADS (2 ordinary shares equal to 1 ADS):
Basic and diluted	20	(1.60)	(5.56)	(5.72)	(0.82)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	20	109,563	112,985	114,695	114,695
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	19	(9,974)	(6,107)	20,896	3,030
Unrealized (realized) gains on available-for-sale investments, net of nil tax	19	1,729	(1,729)	—	—

Total other comprehensive (loss) income, net of tax		(8,245)	(7,836)	20,896	3,030
Comprehensive loss		(100,286)	(321,732)	(308,435)	(44,718)
Comprehensive (loss) income attributable to non-controlling interests		4,422	(63)	1,110	161

Comprehensive loss attributable to EHang Holdings Limited		(95,864)	(321,795)	(307,325)	(44,557)

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share data and per ADS data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019		64,034,573	44	45,422,663	28	1,020,691	10,195	1,035	(720,419)	311,574	3,781	315,355
Issuance of Class A ordinary shares pursuant to underwriters’ exercise of over-allotment option	19	170,062	—	—	—	5,751	—	—	—	5,751	—	5,751
Class B ordinary Shares converted to Class A ordinary shares	19	430,108	—	(430,108)	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(87,619)	(87,619)	(4,422)	(92,041)
Share-based compensation	16	—	—	—	—	54,857	—	—	—	54,857	—	54,857
Issuance of subsidiaries’ equity to non-controlling interest holders		—	—	—	—	—	—	—	—	—	2,023	2,023
Other comprehensive loss	19	—	—	—	—	—	(8,245)	—	—	(8,245)	—	(8,245)

Balance as of December 31, 2020		64,634,743	44	44,992,555	28	1,081,299	1,950	1,035	(808,038)	276,318	1,382	277,700

F-
9

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		64,634,743	44	44,992,555	28	1,081,299	1,950	1,035	(808,038)	276,318	1,382	277,700
Issuance of Class A ordinary shares pursuant to a private placement	19	1,230,769	1	—	—	256,944	—	—	—	256,945	—	256,945
Issuance of ordinary shares to the depository bank	19	2,500,000	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for the vested restricted share units	19	3,002,130	2	—	—	—	—	—	—	2	—	2
Settlement of vested restricted share units with shares held by the depositary bank	19	(1,914,630)	—	—	—	—	—	—	—	—	—	—
Class B ordinary shares converted to Class A ordinary shares	19	4,855,995	3	(4,855,995)	(3)	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(313,959)	(313,959)	63	(313,896)
Share-based compensation	16	—	—	—	—	121,131	—	—	—	121,131	—	121,131
Other comprehensive loss	19	—	—	—	—	—	(7,836)	—	—	(7,836)	—	(7,836)
Appropriation of statutory reserve		—	—	—	—	—	—	156	(156)	—	—	—
Balance as of December 31, 2021		74,309,007	50	40,136,560	25	1,459,374	(5,886)	1,191	(1,122,153)	332,601	1,445	334,046

F-
10

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

			Class A ordinary shares		Class B ordinary shares
			Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31,2021			74,309,007	50	40,136,560	25	1,459,374	(5,886)	1,191	(1,122,153)	332,601	1,445	334,046
Shares issued to depository bank	19		876,380	—	—	—	—	—	—	—	—	—	—
Issuance of Ordinary Shares for the vested Restricted Share Units	19		2,595,750	—	—	—	—	—	—	—	—	—	—
Settlement of vested Restricted Share Units with shares held by the depositary bank	19		(590,750)	—	—	—	—	—	—	—	—	—	—
Class B ordinary shares converted to Class A ordinary shares	19		1,110,000	1	(1,110,000)	(1)	—	—	—	—	—	—	—
Net loss			—	—	—	—	—	—	—	(328,221)	(328,221)	(1,110)	(329,331)
Share based compensation	16		—	—	—	—	96,898	—	—	—	96,898	—	96,898
Clawback of shares under share incentive plan			—	—	—	—	(383)	—	—	—	(383)	—	(383)
Arrangement for employee stock withholding tax	19		—	—	—	—	(11,230)	—	—	—	(11,230)	—	(11,230)
Warrants arising from private placement	13		—	—	—	—	13,697	—	—	—	13,697	—	13,697
Issuance of a subsidiary’s equity to a non-controlling interest holder			—	—	—	—	—	—	—	—	—	85	85
Other comprehensive loss			—	—	—	—	—	20,896	—	—	20,896	—	20,896

Balance as of December 31, 2022			78,300,387	51	39,026,560	24	1,558,356	15,010	1,191	(1,450,374)	124,258	420	124,678

Balance as of December 31, 2022 (US$)	2	(e)	78,300,387	8	39,026,560	3	225,940	2,176	173	(210,284)	18,016	61	18,077

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(92,041)	(313,896)	(329,331)	(47,748)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	8	5,785	7,427	8,478	1,229
Amortization of intangible assets		407	346	439	64
Amortization of right-of-use assets		—	—	11,976	1,736
Deferred income tax expense	17	184	—	—	—
Share-based compensation	16	54,857	121,131	96,898	14,049
Clawback of shares under share incentive plan		—	—	(383)	(56)
Loss on disposal of intangible assets		72	—	—	—
Loss (gains) on disposal of property and equipment	2(m)	456	820	(103)	(15)
Gain on disposal of long-term investment		(288)	—	—	—
Amortization of debt discounts		—	—	1,674	243
Interest and investment income	4	—	(1,367)	(3,131)	(454)
Loss ( income ) from an equity method investment		52	276	(196)	(28)
Impairment of long-lived assets	2(o)	—	1,627	—	—
Allowance for doubtful accounts		13,313	56,517	47,784	6,928
Write-downs of inventories	2(l)	—	2,640	956	139
Foreign exchange loss		—	827	1,488	216
Changes in operating assets and liabilities:
Accounts receivable		(134,678)	39,336	(10,072)	(1,460)
Unbilled revenue	15	4,281	2,800	—	—
Cost and estimated earnings in excess of billings		13,495	—	—	—
Inventories		(29,269)	(38,607)	(3,257)	(473)
Prepayments and other current assets		(5,001)	(12,972)	(22,942)	(3,326)
Amounts due from a related party	18	(2,639)	1,279	1,360	197
Other non-current assets		(16,155)	—	—	—
Accounts payable		26,611	(7,748)	(10,104)	(1,465)
Contract liabilities		(2,426)	7,051	4,490	651
Accrued expenses and other liabilities		7,667	11,370	36,252	5,256
Lease liabilities		—	—	(8,783)	(1,273)
Deferred income		3,720	(60)	1,521	221
Deferred government subsidies		(80)	(430)	1,525	221
Income taxes payable		(5)	4	3	—
Unrecognized tax benefits	17	(14)	—	—	—

Net cash flow used in operating activities		(151,696)	(121,629)	(173,458)	(25,148)

CASH FLOWS FROM INVESTING ACTIVITIES
Deconsolidation of a subsidiary		(54)	—	—	—
Purchase of short-term investments		(115,364)	(157,761)	(76,807)	(11,136)
Proceeds from maturities of short-term investments		71,996	140,756	151,388	21,949
Purchase of property and equipment		(8,742)	(15,645)	(12,166)	(1,764)
Proceeds from disposal of property and equipment		192	—	188	27
Acquisition of intangible assets		(337)	(51)	(1,653)	(240)
Cash paid for long-term investment	10	—	(700)	(4,550)	(660)
Loans to third parties		(53,900)	—	—	—
Repayment of loan to a third party		40,000	—	—	—

Net cash flow (used in) provided by investing activities		(66,209)	(33,401)	56,400	8,176

F-1
2

EHANG HOLDINGS
LI
MITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	12	15,000	10,000	49,794	7,219
Repayment of short-term bank loans	12	(5,000)	(15,000)	(10,000)	(1,450)
Proceeds from long-term bank loans	12	—	20,000	—	—
Repayment of a Long-term bank loan	12	—	—	(3,000)	(435)
Repayment of loans from third parties		(2,000)	(5,000)	—	—
Proceeds from the private placement	13	—	—	69,861	10,129
Proceeds from mandatorily redeemable non-controlling interests of a subsidiary	14	40,000	—	—	—
Proceeds from issuance of a subsidiary’s equity to a non-controlling interest holder		2,023	—	85	12
Shares issued upon vesting of restricted share units		—	2	—	—
Proceeds from issuance of Class A ordinary shares, net of issuance costs		7,313	256,945	—	—
Payment of underwriters’ exercise of over-allotment option’s issuance costs		(750)	—	—	—
Payment of issuance costs for IPO		(13,906)	—	—	—

Net cash provided by financing activities		42,680	266,947	106,740	15,475

Effect of exchange rate changes on cash, cash equivalents and restricted cash		(6,264)	(5,067)	12,605	1,828

Net (decrease) increase in cash, cash equivalents and restricted cash		(181,489)	106,850	2,287	332
Cash, cash equivalents and restricted cash at the beginning of the year		321,662	140,173	247,023	35,815

Cash, cash equivalents and restricted cash at the end of the year		140,173	247,023	249,310	36,147

Supplemental disclosures of cash flow information:
Interest paid		342	1,178	1,502	218
Income taxes paid		40	342	79	11

F-1
3

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(e)
Non-cash investing and financing activities:
Long-term loan from a third party settled by accounts receivable		—	25,000	—	—
Purchase of property and equipment included in Accrued expenses and other liabilities		4,967	1,228	3,327	482
Issuance costs for Series C redeemable convertible preferred shares included in Accrued expenses and other liabilities		48	—	—	—
Issuance costs for IPO included in Accrued expenses and other liabilities		821	—	—	—
Unpaid issuance costs for issuance of Class A ordinary shares pursuant to underwriters’ exercise of overallotment option included in Accrued expenses and other liabilities		812	—	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents		137,840	246,863	249,310	36,147
Restricted cash	2(g)	2,333	160	—	—

Total cash, cash equivalents and restricted cash in the statements of cash flows		140,173	247,023	249,310	36,147

The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations

(a)	Principal activities
EHang Holdings Limited (the ‘‘Company’’) was incorporated in the Cayman Islands on December 23, 2014 under the Cayman Islands Companies Law as an exempted company with limited liability. On December 12, 2019, the Company completed its initial public offering (the “IPO”) and got listed on Nasdaq Global Market. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the manufacturing, sales and operations of autonomous aerial vehicles. The Group established its manufacturing facility
in Yunfu City in the PRC.

(b)	Principal subsidiaries and VIEs
As of December 31, 2022, the Company’s major subsidiaries, VIE and the subsidiaries of the VIE (“VIEs”, refer to VIE and its subsidiaries as a whole, where appropriate) are as follows:

Entities Subsidiaries:	Date of incorporation establishment	Place of incorporation establishment	Percentage of direct or indirect ownership		Principal activities
			Direct	Indirect
Ehfly Technology Limited (“Ehfly”)	December 5, 2014	Hong Kong	100%	—	Product sales investment holding
EHang Intelligent Equipment (Guangzhou) Co., Ltd. (“EHang Intelligent” or the “WFOE”)	October 15, 2015	PRC	100%	—	Research and development, manufacturing and product sales
Yunfu EHang Intelligent Technology Limited (“EHang Yunfu”)	June 15, 2020	PRC	68.5%	—	Research and development, manufacturing and product sales
Variable Interest Entity
Guangzhou EHang Intelligent Technology Co., Ltd. (“EHang GZ” or the “VIE”)	August 8, 2014	PRC	—	100%	Research and development, manufacturing and product sales

F-1
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

As of December 31, 2022, the Company’s major subsidiaries and the VIEs are as follows (continued):

Entities VIE’s Subsidiaries	Date of incorporation establishment	Place of incorporation establishment	Percentage of direct or indirect ownership			Principal activities
			Direct	Indirect

Guangdong EHang General Aviation Co., Ltd. (“EHang Aviation”)	March 11, 2021	PRC	—	100	%(a)	Operational flight services

(a)	EHang GZ and EHang Intelligent hold 51% and 49% equity interests in EHang Aviation, respectively.
Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”)
The Group conducts all of its business in China through its subsidiaries and the VIEs in the PRC. The Company’s subsidiary EHang Intelligent, or the WFOE, has entered into contractual arrangements with the VIE and its shareholder described below, which are referred to as the VIE Contractual Agreements. As of December 31, 2019, the equity interests of the VIE were legally held by Mr. Huazhi Hu and Mr. Derrick Yifang Xiong (the “Former Shareholders”). For the year ended December 31, 2020, the Former Shareholders transferred their equity interests to Mr. Shuai Feng and Mr. Weixian Xia, both are the Group’s employees (the “Nominee Shareholders”). The Nominee Shareholders then signed the Contractual Agreements with terms essentially the same as the ones signed before. Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, which is a wholly-owned entity by the Company, who further assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact their economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Through the VIE Contractual Agreements, the Company is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under
ASC810-10,
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

F-1
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”) (Continued)

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

F-1
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”) (Continued)

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
As of December 31, 2020, a judicial freeze was placed on the equity interests of the VIE in connection with an arbitration filed by a third party against Mr. Huazhi Hu, one of the Former Shareholders of the VIE. The arbitration arose from a financial dispute between the third party and Mr. Huazhi Hu, and was unrelated to the Group. The third party did not have any claim against the VIE. The VIE was named as a party in the arbitration only because the third party regarded equity interests of the VIE as potential assets of Mr. Huazhi Hu. The third party and Mr. Huazhi Hu reached a settlement and as a result, in March 2021, the third party filed a petition with the court and the judicial freeze on the VIE’s equity interests has been released since then.
Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the WFOE and the VIEs are in compliance with applicable PRC laws and regulations, (ii) such Contractual Agreements constitute valid, legal and binding obligations enforceable against each party of such agreements in accordance with the terms of each agreement, and will not result in any violation of PRC laws or regulations currently in effect.
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

F-1
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

The following financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	8,014	11,404	1,653
Accounts receivable, net	10,959	202	29
Inventories	839	837	121
Prepayments and other current assets	4,302	3,653	530
Amounts due from the Company and its subsidiaries	25,774	6,911	1,002
Property and equipment, net	2,032	1,273	185
Right-of-use assets, net	—	799	116
Intangible assets, net	77	229	33
Other non-current assets	97	39	6

Total assets	52,094	25,347	3,675

LIABILITIES
Accounts payable	3,025	3,100	449
Contract liabilities	1,677	2,027	294
Current portion of long-term bank loans	1,000	5,154	747
Accrued expenses and current liabilities	18,053	19,712	2,858
Amounts due to the Company and its subsidiaries	45,991	55,451	8,040
Long-term bank loans	9,000	3,846	558
Unrecognized tax benefit	588	588	85
Lease liabilities	—	800	116

Total liabilities	79,334	90,678	13,147

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

The following financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements (continued):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	68,372	28,399	10,147	1,471
- Third-party revenue	35,280	230	6	1
- Inter-company revenue	33,092	28,169	10,141	1,470
Net profit (loss)	25,755	(8,534)	(38,091)	(5,523)
Net cash (used in) provided by operating activities	(5,118)	(3,482)	4,627	671
Net cash used in investing activities	(107)	(878)	(237)	(34)
Net cash provided by (used in) financing activities	—	5,000	(1,000)	(145)
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,225)	640	3,390	492
Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIEs during the years presented.
The revenue-producing assets that are held by the VIEs comprise mainly of permits, domain names, IP rights, operating licenses, intangible assets and fixed assets. The VIEs contributed an aggregate of 19.6%, 0.4% and 0.01% of the Group’s consolidated revenues for the years ended December 31, 2020, 2021 and 2022, respectively, after elimination of inter-company transactions. The VIEs contributed RMB507, RMB36,371 and RMB47,683 (US$6,913)
of the Group’s consolidated net loss for the years ended December 31, 2020, 2021 and 2022, respectively, after elimination of inter-company transactions. There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations which can only be used to settle the VIE’s obligations, except for the registered capital and the statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 21). Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

(c)	Liquidity and Going Concern
The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB92,041, RMB313,896 and RMB329,331 (US$47,748) for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit amounted to RMB1,122,153 and RMB1,450,374 (US$210,284
) as of December 31, 2021 and 2022, respectively. Net cash used in operating activities was RMB
151,696, RMB121,629 and RMB173,458 (US$25,148) for the years ended December 31, 2020, 2021 and 2022, respectively.
As of December 31, 2021 and 2022, the Group’s balance of cash and cash equivalents was RMB 246,863 and RMB249,310 (US$36,147), respectively. Up to the date of this report, the Group had unused loan facilities of RMB10,000 with expiration date of February 9, 2024.
The Group’s ability to continue as a going concern is currently largely dependent on when the Group will obtain the type certificate of its EH216-S in the near term to launch fully commercial sales of its EH216-S autonomous aerial vehicle, and raising additional funds through debt financings or equity offerings.
The Group’s management expect to obtain the type certificate in the near future as the Group has completed majority of the compliance tests of the EH216-S as of the date of this report. However, there is uncertainty as to when the Group will obtain the type certificate of its EH216-S in the near term, which may materially and adversely affect the execution of management’s business plan and the Company’s future liquidity.
If the Group would be unsuccessful in obtaining the type certificate of EH216-S in a timely manner in the near term, or raising sufficient funds, the Group’s management will continue to tighten its cash management, further undertake significant cost-cutting measures, adjust the pace of its R&D projects
, expand revenues from smart city management solutions and aerial media solutions and utilize the unused loan facilities of RMB 10,000. This will help maintain the liquidity of the Group within the twelve-month period from the issuance date of these consolidated financial statements and provide additional time for the Group to obtain the type certificate of its EH216-S and raise sufficient funds.
Management has concluded, after giving consideration to its plans as noted above and existing balance of cash and cash equivalents as of December 31, 2022, that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Accordingly the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities during the normal course of operations.

F-
20

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
The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs, for which the Company is the ultimate primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries, and the VIEs have been eliminated upon consolidation.
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
A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but not limited to expected total costs of command-and-control
revenue contracts, allowance for doubtful accounts, the determination of warranty cost, lower of cost and net realizable value of inventory, useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, fair value of the warrants and short-term debt, fair value of share-based awards and fair value of financial instruments. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

F-2
1

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(d)	Foreign currency
The functional currency of the Company, Ehfly, and EHANG Investment (HK) Limited (“EHang HK”) is the United States dollar (“US$”). The functional currency of EHang Holding GmbH (“EHang GmbH”), EHANG TECHNOLOGIES SPAIN & LATAM, S.L. (“EHang Spain”) and Ehang EUROPE SAS (“EHang France”) is the euro (“€”). The functional currency of the Company’s PRC subsidiaries and the VIEs is the Renminbi (“RMB”). The Group uses the RMB as its reporting currency. The determination of the respective functional currency is based on the criteria set out by ASC 830,
Foreign Currency Matters
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
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or any other rate.

(f)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with bank and other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)	Restricted cash
As of December 31, 2021, restricted cash amounting to RMB160 mainly represents cash frozen by People’s Court of Nansha District in Guangzhou city in request by a third-party plaintiff regarding a lawsuit against one of the Group’s subsidiaries. The lawsuit has come to a sentence and the Company has fulfilled its obligation. The Company filed a request with the court to release the judicial freeze on the Group’s cash which had been released in January 2022.
As of December 31, 2022, there was no restricted cash in the Group.

F-2
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Short-term investments
All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. As of December 31, 2021, the Group’s short-term investments comprised of debt instruments issued by international financial institutions (Note 4). The Group accounts for short-term investments in accordance with ASC 320 (“ASC 320”),
Investments—Debt and Equity Securities
. The Group classifies its short-term investments as
“held-to-maturity,”
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
are classified as
available-for-sale,
which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)”. Dividend and interest income for all categories of short-term investments are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

(j)	Loans receivable and allowance for credit loss
The long-term loans receivable represents the loans to third parties (Note 9). Such amount is recorded at the principal net of allowance for credit loss, if any, and includes accrued interest receivable as of the balance sheet date. The Group reviews and monitors the credit worthiness of the third parties. An allowance for credit loss is recorded in the period in which a loss is determined to be probable and the amount of the loss can be reasonably estimated. RMB1,704 (US$247) of allowance for credit losses were incurred for the year ended December 31, 2022.

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

F-2
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(k)	Cost and estimated earnings in excess of billings (Continued)

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
billing terms for
command-and-control
centers, corresponding RMB717 was reclassified from Cost and estimated earnings in excess of billings to Accounts receivable in 2021. As of December 31, 2022, there were no cost and estimated earnings in excess of billings.

(l)	Inventories
Inventories are comprised of raw materials, work in progress and finished goods. The Group’s raw materials consist of accessories and hardware parts used to produce autonomous aerial vehicles and hardware for building the command-and-control
centers. Work in progress primarily consist of autonomous aerial vehicles and hardware parts in production which will be transferred into production cost when incurred. Finished goods consist of autonomous aerial vehicles. Cost is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Inventories are stated at the lower of cost or net realizable value. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, to record the decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventory write-downs of RMB1,344, RMB2,640 and RMB956 (US$139
)
were recognized in cost of revenues for the years ended December 31, 2020, 2021 and 2022.

F-2
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(m)	Property and equipment, net
Plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Mold and tooling	2-5 years	0%
Office equipment	5 years	5%
Machinery and electronic equipment	3-10 years	5%
Transportation equipment	4 years	5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	0%
Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss. The loss on the disposal of property and equipment amounting to
 RMB456 and RMB820
were recognized in other expenses for the years ended December 31, 2020 and 2021. The gain on the disposal of property and equipment amounting to RMB
103

(US$15
)

was recognized in other income for the year ended December 31, 2022.
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
There are no intangible assets with indefinite lives for the years ended December 31, 2020, 2021 and 2022.

F-2
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the long-lived assets or asset group, when the market prices are not readily available. Nil, RMB1,627 and nil impairment of long-lived assets were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

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

F-2
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Fair value measurements of financial instruments
The Group applies ASC 820 (“ASC 820”),
Fair Value Measurements and Disclosures
. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.
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
The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, loans receivable, accounts receivable and payable, other current assets, bank loans, short-term debt, accrued expenses and other liabilities and mandatorily redeemable non-controlling
interests. The carrying values of these financial instruments, except for short-term debt, long-term loans and mandatorily redeemable non-controlling
interests, are approximated to their fair values due to their short-term maturities.
As of December 31, 2021, Financial assets that are measured at fair value on a recurring basis consist of a debt investment, which was classified within Level II of the fair value hierarchy because the quoted market price of underlying asset is not fully observable. As of December 31, 2022, the Group had no financial assets that are measured at fair value.

F-2
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
When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.
A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer when the consideration is conditioned other than the passage of time, which is recorded as unbilled revenue. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily result from the advance received of sales of AAVs and related commercial solutions, which are recognized as revenue based on the consumption of the services or the delivery of the goods.
The Group generally does not separately bill its customers for shipping and handling fees and charges. The Group elects to record the costs incurred for shipping and handling in “sales and marketing expenses” in its consolidated statements of comprehensive loss. The shipping and handling costs for the years ended December 31, 2020, 2021 and 2022 were RMB1,409, RMB1,067 and RMB848 (US$123
)
, respectively.
Practical Expedients
The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of the Group contracts have a duration of one year or less.
Air mobility solutions
Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade AAVs based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of passenger-grade AAVs, which is satisfied at a point in time, in general upon the Group’s receipt of acknowledgement receipts from customers or under some circumstances upon the products have been shipped to the contractually agreed location when the products are sold to customers outside PRC. The Group only provides the right of return for defective goods in connection with its warranty policy which is accounted for as an assurance-type warranty (Note 11). For the extended warranty beyond the standard policy, the Group considers it provides a level of protection beyond defects that existed at the time and accounts it as a separate performance obligation.

8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(r)	Revenue recognition ( Continued )

The Group also sells software components of the passenger-grade AAVs. As the hardware and software components are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.
Service revenues from air mobility solutions are primarily provision of logistics services which are satisfied over time.
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

F-29

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(r)	Revenue recognition ( Continued )

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
Cost of revenue consists primarily of autonomous aerial vehicle material and manufacturing costs, construction costs of smart city management solutions, product warranty costs, provision for inventories, payroll, employee benefits, rental fees, depreciation and related costs of operations.

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
Product warranty accrual is included in accrued expenses and other current liabilities (Note 11) and other non-current liabilities in the accompanying consolidated balance sheets.

F-30

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(u)	Advertising expenditures
Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB1,965, RMB2,114 and RMB2,945 (US$427
)
for the years ended December 31, 2020, 2021 and 2022, respectively.

(v)	General and administrative expenses
General and administrative expenses consist primarily of payroll, employee benefits, share-based compensation, legal and other professional services fees, long-lived assets impairment, allowance for doubtful accounts
, payroll and other general corporate related expenses.

(w)	Research and development expenses
Research and development expenses include materials and supplies, payroll, employee benefits, share-based compensation and other operating expenses such as rent, depreciation and other related expenses.
The Group capitalizes costs to develop or obtain
internal-use
software and costs of significant upgrades and enhancements resulting in additional functionality of internal-use
software in accordance with ASC
350-40
(“ASC
350-40”),
Internal-Use
Software
. Costs incurred for internally developed
internal-use
software used for a particular research and development project are expensed as incurred, regardless of whether the software has alternative future uses. Costs incurred for maintenance, training, and minor modifications or enhancements are also expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the estimated useful life of the applicable software. Capitalized software development costs have not been material for the periods presented.
The Group also incurs cost to develop software embedded in its products. The software components cannot function or be sold separately from the AAV as a whole. The Group accounts for costs incurred in the development of software embedded in its products in accordance with ASC
985-20
(“ASC
985-20”),
Costs of Software to be Sold, Leased, or Marketed
. Such software development costs consist primarily of salaries and related payroll costs and are capitalized once technological feasibility is established, which is when a completed detail program design or in the absence of a completed detail program design, a working model of the product is available. As a result, capitalized software development costs were immaterial for the years ended December 31, 2020, 2021 and 2022.

(x)	Leases
The Group leases facilities under
non-cancellable
operating leases expiring on different dates. On January 1, 2022, the Group adopted ASU
No.2016-02 (Topic
842) “Leases” using the modified retrospective transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Group’s historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. The Group determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Group has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

F-3
1

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(x)	Leases (Continued)

Based on the portfolio of leases as of December 31, 2021, a
right-of-use
asset of approximately RMB24,670 and a lease liability of approximately RMB24,661 was recognized on the Group’s consolidated balance sheet upon its adoption date of January 1, 2022, primarily relating to the rental of office and production facilities with terms of more than 12 months.
The Group has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group accounts for short-term leases with terms less than 12 months in accordance with ASC
842-20-25-2
to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s net assets and the consolidated statement of comprehensive loss.
Operating leases are included in
right-of-use
assets, current lease liabilities and
non-current
lease liabilities on the consolidated balance sheet. Renewal options are considered within the right-of-use assets and lease liability when it is reasonably certain that the Group will exercise that option.
The Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Group also elected the practical expedient to apply consistently to all of the Group’s leases to use hindsight in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the Group’s right-of-use assets.
The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component.
As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.
(i)
Right-of-use
assets
Right-of-use
assets, which mainly comprise of office and production facilities, are initially measured at the present value of the lease payments. Amortization of the right-of-use
assets is made over the lease term on a generally straight-line basis.
(ii) Lease liabilities
Lease liabilities are lessees’ obligations to make the lease payments arising from a lease, measured on a discounted basis.
As a lessee, the weighted average remaining lease terms of the right-of-use
assets was 18 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. The weighted-average discount rate of the operating lease was 4.40%.

F-3
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(x)	Leases (Continued)

For the year ended December 31, 2022, operating lease cost and short-term lease cost were RMB13,986 (US$2,028
)
and RMB305 (US$44), respectively. There was no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2022. For the year ended December 31, 2022, cash paid for operating leases included in operating cash flows was RMB11,164. For the year ended December 31, 2022,
l
eased assets obtained in exchange for operating lease liabilities was RMB64,869 (US$9,405
)
.
A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	Office and production facilities rental
	RMB	US$
2023	5,632	817
2024	4,290	622
2025	4,982	721
2026	6,448	935
2027	6,817	988
2028 and thereafter	88,136	12,779

Minimum lease payments	116,305	16,862

Less: imputed interest	(40,872)	(5,926)

Present value of lease liabilities	75,433	10,936
Less: Current portion	(5,520)	(800)

Non-current portion of lease liabilities	69,913	10,136

As of December 31, 2021, future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following:

Office and production facilities rental
RMB
2022	11,530
2023	5,926
2024	791
2025	1,252
2026	2,635
2027 and thereafter	4,612

Total	26,746

For the years ended December 31, 2020 and 2021, the Group recognized operating lease expenses for all operating leases of RMB9,019 and RMB10,460, respectively, under ASC 840.

F-3
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(y)	Government subsidies
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
On January 1, 2022, the Group adopted ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the standard that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The adoption of the standard did not have a material impact on the Group’s consolidated balance sheets and the consolidated statements of comprehensive loss.

(z)	Income taxes
The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’),
Income Taxes
. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
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

(aa)	Share-based compensation
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

F-3
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(aa)	Share-based compensation (Continued)

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
The Group doesn’t reflect reload features and contingent features in the grant-date fair value of an equity award. Reload features and contingent features are that require a grantee to transfer equity shares earned, or realized gains from the sale of equity instruments earned, to the issuing entity for consideration that is less than fair value on the date of transfer (including no consideration), such as a claw back feature. The Group accounted for these features if and when the contingent event occurs by recognizing the consideration received in the corresponding balance sheet account and a credit in the income statement equal to the lesser of the recognized compensation cost of the share-based payment arrangement that contains the contingent feature and the fair value of the consideration received, and debits in additional paid-in capital, and treasury shares, if any.

(ab)	Employee benefit expenses
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, maternity insurance and employment injury insurance are provided to employees. Chinese labor regulations require that PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB4,022, RMB10,262 and RMB12,361 (US$1,792
)
for the years ended December 31, 2020, 2021 and 2022, respectively.

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

F-3
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ac)	Statutory reserve (Continued)

For the year ended December 31, 2020, 2021 and 2022, appropriations to general reserve fund and statutory surplus fund amounted to nil, RMB156 and nil respectively.

(ad)	Comprehensive income (loss)
Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220,
Comprehensive Income
, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net loss, foreign currency translation adjustments and unrealized and realized gains on available-for-sale
debt securities and is presented in the consolidated statements of comprehensive loss.

(ae)	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020, 2021 and 2022, respectively.

(af)	Loss per share
In accordance with ASC 260 (“ASC 260”),
Earnings per Share
, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class
method. Under the
two-class
method, net loss is allocated between ordinary shares, and other participating securities based on their participating rights.
For the years ended December 31, 2020, 2021 and 2022, the
two-class
method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 19). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.
Ordinary equivalent shares consist of unvested restricted shares units, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are excluded from the computation of diluted loss per share for all periods presented as their effects would be anti-dilutive.

(ag)	Short-term debt
In December 2022, the Group entered into a share purchase agreement (the “SPA”) with an investor (the “Investor”) to issue predetermined number of Class A ordinary shares (the “Underlying Shares”) of the Company, at a fixed consideration in US$ (the “Private Placement”), upon meeting the specified preconditions, of which the substantial one is the Investor obtaining the Outbound Direct Investment(“ODI”) approval.
In December 2022, a transitional agreement has been reached to supplement the Private Placement (the “Supplemental Agreement”), according to which before the ODI approval, the Investor provided RMB proceeds (the “RMB Proceeds”) as an interim funding, equivalent to consideration in U.S. dollar of the Private Placement, to the designated subsidiary of the Company.

F-3
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ag)	Short-term debt (Continued)

The RMB Proceeds and associated subsequent repayment obligation was accounted for as a liability to the Company, since:
(i) The RMB Proceeds are a loan provided by the Investor to the subsidiary of the Company under the Supplemental Agreement. The Investor is entitled to receive the money back after at least three months if the ODI approval is not obtained due to force majeure or other situations agreed by the Company and Investor.
(ii) It is within the Investor’s control that it can stop pursuing the ODI approval, and therefore it can make the repayment obligation to happen.
(iii) Upon the occurrence of dissolution, windup or liquidation of the onshore subsidiary, the Investor could claim its creditor right in accordance with PRC bankruptcy law.
Therefore the instrument is accounted for as a short-term debt under ASC 470,
Debt
.

(ah)	Warrants
According to the SPA, the Company issued a purchase right to the Investor under which the Company will issue predetermined ordinary shares for a fixed cash consideration at a future date (the “Warrants”).
The Warrants were accounted for as equity instruments to the Company, since:

i)	The Warrants were indexed to the Company’s own stock, since:

•	The Warrants will be exercised upon the ODI approval, which is not based on an observable market, or an observable index.

•	The exercise price is fixed by the SPA and Supplement Agreement, and the number of Underlying Shares to be issued is also fixed divided by the fixed purchase price per share.

ii)	The Warrants were classified in shareholders’ equity, since:

•	The Warrants will be settled only by gross physical delivery of ordinary shares by the Company.

•	The Company has the ability to settle the Private Placement in ordinary shares.

•	The number of Underlying Shares to be issued is explicitly fixed at the total consideration divided by the fixed purchase price per share, with no adjustment provision.

•	No requirement for cash settlement in the agreements.

•	There are no cash settled top-off or make-whole provisions.
The Group received the Proceeds and issued short-term debt and Warrants in a bundled transaction in 2022. The RMB Proceeds shall be allocated to the two elements based on the relative fair values of the debt instrument without the Warrants and of the Warrants themselves at time of issuance. The portion of the RMB Proceeds so allocated to the Warrants shall be accounted for as additional paid-in
capital. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction, the short-term debt. This results in a discount which shall be accounted for as interest expense in the following three months.
On January 1, 2022, The Group has elected to early adopt the ASU No. 2020-06,
Debt— Debt with Conversion and Other Options
(Subtopic 470-20) and
Derivatives and Hedging—Contracts in Entity’s Own Equity
(Subtopic 815-40):
Accounting for Convertible Instruments and Contracts in an Entity
’
s Own Equity
(ASU 2020-06), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This adoption of the new guidance had no material impact on the treatment of the Warrants or Short-term debt in Note 2(ag).

F-3
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ai)	Segment reporting
In accordance with ASC 280 (“ASC 280”),
Segment Reporting
, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Chief Executive Officer as the CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group’s long-lived assets are substantially all located in the PRC.
The following table presents revenue by customer incorporation location for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
PRC	164,153	91%	49,683	87%	33,975	4,926	77%
West Asia	2,124	1%	—	—	4,630	671	10%
Europe	2,388	1%	2,199	4%	2,638	382	6%
East Asia	4,550	3%	4,404	8%	798	116	2%
Other	6,878	4%	521	1%	2,276	330	5%

Total net revenues	180,093	100%	56,807	100%	44,317	6,425	100%

(aj)	Development and purchase cooperative arrangement
In April 2016, the Group entered into a development and purchase cooperative arrangement with a U.S. biotechnology company (“Biotech Customer”) to design, develop, test-run
and manufacture an organ transport
e-helicopter
system, which includes an operational interface with air traffic control, associated customized passenger-grade AAVs and recharging infrastructure. The Biotech Customer is responsible for obtaining the approvals of the Federal Aviation Administration (“FAA”) and the Food and Drug Administration (“FDA”) relating to the import and operations of the AAV products. Upon the Group’s achievement of agreed-upon milestones in the agreement, Biotech Customer will make investments of US$14,000 and payments totaling US$36,000. The agreement may be terminated at Biotech Customer’s discretion upon written notice. In February 2019, although the first milestone was not yet achieved, the Group and the Biotech Customer entered into an amendment whereby the Biotech Customer made the initial investment of US$7,000 (RMB 48,733 equivalent) to subscribe for 1,189,397 Series C redeemable convertible preferred shares of the Company in full satisfaction of its obligation to invest in the Group following the successful attainment of the first milestone, and all other terms and conditions of the agreement remain unchanged. As of December 31, 2022, none of the milestones have been achieved and the agreement, as amend, remains in effect.
As part of the same arrangement, the Group may sell 1,000 units of customized AAVs with the organ transport
e-helicopter
system conforming to the functional specifications by the Biotech Customer for according to a
15-year
delivery schedule subject to subsequent purchase amendments. Purchase orders are conditional on the Group achieving a number of performance milestones and the Biotech Customer obtaining required approvals from the FAA and FDA for the internal testing of the AAVs. In December 2018, two amendment contracts were signed to specify the sale of five units of passenger-grade AAVs by the Group to the Biotech Customer for the latter’s testing and training purposes in partial satisfaction of the original agreement. For the years ended December 31, 2020, 2021 and 2022, three, zero and zero units of the AAVs were delivered, respectively. Because the Biotech Customer purchased these AAVs as a customer, the Group accounted for the sales of individual AAVs as separate units of account for which revenue from air mobility solutions of RMB5,137, nil and nil were recorded for the years ended December 31, 2020, 2021 and 2022, respectively under ASC 606 following the revenue recognition policy noted above.

F-3
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ak)	Recent accounting pronouncements
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
Leases
(Topic 842). For
Credit Losses
(Topic 326), it added the accounting for loan losses by registrants engaged in lending activities subject to FASB ASC Topic 326. This staff interpretation applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial condition. The Group will adopt the ASU with modified retrospective method on January 1, 2023, and the Group assessed that adoption of the ASU would have no material impact on the Group’s consolidated financial statements.
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

2.	Summary of Significant Accounting Policies (Continued)

(ak)	Recent accounting pronouncements (Continued)

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company will adopt on January 1, 2023. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Group will adopt this update on January 1, 2023 and does not expect the adoption to have a material impact to the Group’s consolidated financial statements.

3.	Concentration of Risks

(a)	Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments. As of December 31, 2021, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB36,825 were held at major financial institutions located in the PRC and RMB275,306 were deposited with international financial institutions located outside the PRC, among which included short-term debt investments of RMB65,108 issued by a private equity fund outside the PRC that are mandatorily redeemable (Note 4). As of December 31, 2022, the aggregate amount of cash and cash equivalents RMB240,542 (US$34,876) was held at major financial institutions located in the PRC and RMB8,768 (US$1,271) was deposited with international financial institutions located outside the PRC. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Group selected reputable international financial institutions with high credit ratings to deposit its foreign currencies. The Company regularly monitors the credit ratings of the international financial institutions to avoid any potential defaults. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

(b)	Business supplier risk
The Group relies on external supplies for raw materials and certain components and parts used in the Group’s products. Some of the components for AAVs are currently selected to be purchased from a single source to improve cost-efficiency. As the result of the
COVID-19
pandemic, the Group has experienced delayed fulfillments from suppliers in 2021. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of the Group’s AAVs.

F-
40

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(b)	Business supplier risk (Continued)

Suppliers accounting for 10% or more of total purchases of materials were:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Supplier
A	7,807	3,056	443
B	8,405	*	*
C	7,596	*	*

*	less than 10% of total purchase of materials of the Group.

(c)	Customer risk
The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand its business from existing customers while also attracting new customers. For the year end December 31, 2022, the majority of the Group’s revenue generated from sales of passenger-grade AAVs are from a limited number of customers that mainly operate the AAVs on a limited trial basis in tourism locations in China, rather than in broad, mainstream commercial operations. The
COVID-19
outbreak has had a particularly severe impact on the global tourism industry. Some customers have been materially adversely affected, which resulted in failing to make payments owed to the Group in a timely manner or at all. This may further result in these customers to ceasing purchases, canceling or reducing orders for the Group’s products or services or failing to make payments owed to us in a timely manner or at all, which would materially and adversely impact the Group’s business and result of operations.
External customers with 10% or more of the Group’s revenues are:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Customer
A	22,655	*	*	*
B	92,331	*	*	*
C	24,071	7,080	*	*
D	*	19,646	*	*
E	*	*	9,217	1,336
F	*	*	5,611	814
G	*	*	4,630	671

*	less than 10% of total revenues of the Group.
As of December 31, 2021, accounts receivable (including the
non-current
portion recorded in other
non-current
assets), net of allowances, from the top three customers amounted to RMB32,385, accounting for 58% of the Group’s total balance. As of December 31, 2022, accounts receivable, net of allowances, from the top two customers amounted to RMB8,095 (US$1,174), accounting for 40% of the Group’s total balance.

F-4
1

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(d)	Currency convertibility risk
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

(e)	Foreign currency exchange rate risk
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

4.	Short-term Investments
Short-term investments as of December 31, 2021 consisted of the following:

	As of December 31, 2021
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB	RMB
Trading debt investments	63,741	1,367	—	—	—	65,108

	63,741	1,367	—	—	—	65,108

The Group had no short-term investments as of December 31, 2022.

F-4
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

4.	Short-term Investments (Continued)

Trading debt investments include debt investments issued by a private equity fund outside the PRC amounting to RMB65,108 as of December 31, 2021. The Company disposed of the debt investments in 2022.
For the years ended December 31, 2020, 2021 and 2022, the Group recognized interest and investment income of RMB478, RMB1,818 and RMB2,771 (US$402) from short-term investments, respectively.
For the year ended December 31, 2021, the realized gain on the available-
for
-sale
debt investments held by the Group that was reclassified from Accumulative other comprehensive income to Interest and investment income amounted RMB1,729. There was no such reclassification in 2020 and 2022.

5.	Accounts Receivable, Net
Accounts receivable, net, consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accounts receivable	125,606	135,678	19,671
Allowance for doubtful accounts	(69,417)	(115,380)	(16,728)

	56,189	20,298	2,943

The movements in the allowance for doubtful accounts were:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at the beginning of the year	(862)	(10,051)	(69,417)	(10,064)
Additional provision charged to expense	(9,217)	(59,347)	(46,045)	(6,676)
Foreign currency translation	28	(19)	82	12

Balance at the end of the year	(10,051)	(69,417)	(115,380)	(16,728)

F-4
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.	Inventories
Inventories consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Raw materials	62,462	49,127	7,123
Work in progress	17,134	4,939	716
Finished goods	27,168	28,188	4,087

Inventories, total	106,764	82,254	11,926
Inventories provision	(28,689)	(9,890)	(1,434)

	78,075	72,364	10,492

7.	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Prepayment for service	1,672	11,157	1,618
Unbilled revenue (Note 15)	—	10,800	1,566
Deductible value-added tax input	16,487	8,976	1,301
Prepayment for acquisition of inventories	8,286	6,910	1,002
Loans receivable – current portion (Note 9)	—	4,000	580
Staff advances	1,257	940	136
Others	1,693	2,400	347

	29,395	45,183	6,550

As of December 31, 2021 and 2022, the Group recorded the allowance for doubtful accounts of RMB1,537 and RMB1,655 (US$240
)
, respectively.

8.	Property and Equipment, Net

	As of December 31,
	2021	2022
	RMB	RMB	US$
Leasehold improvements	30,250	32,634	4,731
Machinery and electronic equipment	22,547	29,061	4,214
Transportation equipment	3,643	3,249	471
Office equipment	2,511	2,641	383
Construction in progress	1,720	1,885	273
Mold and tooling	—	2,290	332

	60,671	71,760	10,404
Less: accumulated depreciation	(25,223)	(23,240)	(3,369)
Less: accumulated impairment	(1,627)	(1,460)	(212)

	33,821	47,060	6,823

For the years ended December 31, 2020, 2021 and 2022, the Group recorded depreciation expense of RMB5,785, RMB7,427 and RMB8,478 (US$1,229
)
, respectively.

F-4
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	Long-Term Loans Receivable
In January 2020, the Group entered into a three-year loan agreement with a third-party supplier of key AAV components with a principal amount of RMB52,000 and an interest rate of 3% per annum. The use of loan proceeds is limited to expanding supplier’s production capacity. This long-term loan can be repaid by the borrower at any time. The outstanding loan balance was guaranteed by the borrower’s sole shareholder and his spouse and would mature in January 2023. In 2020, RMB40,000 of the loan’s principal was repaid by the borrower. Subsequent to December 31, 2022, the Group entered into a supplementary agreement with the third-party supplier to extend the term of the loan of the outstanding amount of RMB12,000 (US$1,740) as follows: (1) RMB2,000 (US$290
) of the outstanding amount is extended to September 30, 2023. (2) RMB
2,000 (US$290
) of the outstanding amount is extended to December 31, 2023. (3) RMB
8,000 (US$1,160
) of the outstanding amount is extended to December 31, 2024. RMB
4,000 (US$580) of the loan was included in current assets in Prepayments and Other Current Assets (Note 7).
In March 2020, the Group provided a
two-year
loan to a third-party entity with a principal amount of EUR243 (equivalent to RMB1,900) and an interest rate of 3.5% per annum. In March 2022, the Group entered into a supplementary letter with the third-party entity to extend the term of the loan by two years. The usage of the loan proceeds is limited to assisting the Group with the application of the necessary permits from the aviation authority in a European country for the commercial operations of AAVs in a European country.
For the years ended December 31, 2020, 2021 and 2022, the Group recognized interest income of RMB984, RMB418 and RMB423 (US$61) from the long-term loans receivable, respectively.

10.	Long-term Investments

	As of December 31,
	2021	2022
	RMB	RMB	US$
Equity method investments (a)	3,224	6,920	1,004
Equity investments without readily determinable fair values (b)	2,919	2,919	423

	6,143	9,839	1,427

(a)
In June 2021, the Group and a third-party investor entered into an investment agreement to establish an entity for establishing the 5G Intelligent Air Mobility Experience Center as well as local urban air mobility route planning and AAV operations, with total cash consideration of RMB10,500 and RMB19,500, respectively. The Group has made the investment of cash amounting RMB700 and RMB4,550 (US$660) in 2021 and 2022, respectively, and recorded RMB2,800 and RMB1,750 (US$254) in accrued expenses and other liabilities (Note 11), which was investment payable as of December 31, 2021 and 2022, respectively, pursuant to the investment agreement. The Group holds 35% of the equity interests and has significant influence on the investee, and accounted for the investment with equity method. For the year ended December 31, 2021, the Group recognized the loss from equity method investment in the amount of RMB276. For the year ended December 31, 2022, the Group recognized the income
from equity method investment in the amount of RMB196 (US$28). For the remaining consideration amounting to RMB3,500 (US$508), the Company will settle in accordance with the agreed terms and therefore it was disclosed in Capital commitments (Note 24(a)).

(b)
In 2017, the Group provided facilitating services to a third party to acquire a land use right from the Guangzhou City government. In exchange for such services, the Group received a cash consideration of RMB41,117 and 5% equity interests in a corporation, the sole asset of which was the aforementioned land use right. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2021 and 2022, the carrying value of this investment was RMB2,919 and RMB2,919 (US$423).

F-4
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Payroll and welfare payables	32,532	39,268	5,693
Provision for litigation settlement (a)	—	23,506	3,408
Payables for service fees	10,919	15,572	2,258
Other taxes payables	5,014	6,070	880
Product warranty liabilities	4,758	3,306	479
Payables for acquisition of property and equipment	1,237	3,040	441
Consideration payable to an equity method investment (Note 10(a))	2,800	1,750	254
Accrued interests	769	749	109
Others	3,822	4,502	653

	61,851	97,763	14,175

A reconciliation of the changes in the Group’s product warranty liability is as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB	US$
Balance as of the beginning of the year	4,856	4,758	690
Accruals during the year	1,258	880	128
Claims during the year	(319)	(661)	(96)
Reversal during the year	(1,037)	(1,197)	(174)

Balance as of the ending of the year	4,758	3,780	548
Less: Non-current portion of warranty	—	(474)	(69)

Current portion of warranty	4,758	3,306	479

(a)
As detailed in Note 24(b) (ii), the Company made a total provision of US$3,375 based on the ongoing settlement agreement
and
corresponding amount
 was recognized in other expenses for the year ended December 31, 2022.

12.	Bank Loans
As of December 31, 2021 and 2022, certain bank loans were pledged by some of Group’s Intangible assets.
Short-term bank loans
The outstanding short-term bank loans of RMB10,000 as of December 31, 2021 was fully repaid upon maturity in 2022.
In 2022, the Group obtained bank loans amounting
to
RMB
49,794

(US$
7,219) from several financial institutions in the PRC. The weighted average effective interest rate of the short-term bank loans was 3.9% per annum. The loans are repayable within one year with interests paid on a monthly or quarterly
basis and guaranteed by the Group’s founder and director, Mr. Huazhi Hu.

F-4
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.	Bank Loans (Continued)

Long-term bank loans
In 2021, the Group entered into long-term agreements with a bank in the PRC of total principals of RMB20,000, subject to an effective interest rate of 3.8% per annum, and with a maturity date from April 2, 2022 to March 15, 2026. As of December 31, 2021 and 2022, the principal amount of RMB3,000 and RMB13,154 (US$1,907), respectively, was due within 12 months after the balance sheet date and presented as current liabilities in the consolidated balance sheet.
The carrying value of the long-term bank loans approximates its fair value as of December 31, 2021 and 2022. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

13.	Short-term Debt
In December 2022, the Company entered into an SPA with the Investor to sell Underlying Shares to the investor for a total consideration of US$10,000, on the condition that the Investor will obtain ODI approval for the investment. The Underlying Shares consist of 3,466,204 Class A ordinary shares of the Company, determined by the total consideration and average closing price of the Company’s ordinary shares for the previous 30 days upon the sign-off of SPA. A Supplemental Agreement has been entered into and agreed that the Investor would pay a cash consideration of RMB69,861, equivalent to total consideration of US$10,000, to the designated subsidiary of the Company. Concurrently, the Company would issue the Underlying Shares to the Investor or its designated offshore entities. Up to December 31, 2022, the Investor provided the Proceeds of RMB69,861 to the Group, while the Underlying Shares haven’t been issued yet.
Pursuant to the Supplemental Agreement, the Group is obligated to repay the RMB Proceeds to the investor three months after the sign-off of SPA or a longer period agreed by both parties (the “Maturity Date”). The RMB Proceeds were loan from the investor and accounted for as a short-term debt under ASC 470,
Debt
.
Pursuant to the SPA, the Company agreed to sell the Underlying Shares to the investor at a future date, which was accounted for as Warrants issued by the Company and classified as equity because it would be settled with equity in the future according to the accounting policy as detailed in Note 2(ah).
The Group received the RMB Proceeds for the short-term debt and Warrants in a bundled transaction. Management allocated Proceeds to the short-term debt and the Warrants based on their relative fair values. As a result, RMB13,697 (US$1,986) was allocated to the Warrants and recorded as additional paid-in capital, and RMB56,164 (US$8,143) was allocated to the debt on the initial recognition date. The difference between the amount to be repaid on Maturity Date and the initial recognition
d
ate was accounted for as interest expenses. For the year ended December 31, 2022, interest expenses of RMB1,674 (US$243) were recognized.
Up to the date of issuance of the consolidated financial statement, the Company completed issuance of the Underlying shares to the investor, repaid RMB69,861 and received the total consideration of US$10,000 after the investor obtained the ODI approval in 2023 (Note 2
5
).

F-4
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	Mandatorily Redeemable Non-controlling Interests
On June 15, 2020, the Group established a subsidiary named EHang Yunfu (Note 1). On June 30, 2020, the Group entered into an agreement with a new investor who subscribed 30% of the equity interests of EHang Yunfu for cash consideration of RMB40,000. At the sole discretion of the investor, the Group is obligated to repurchase the 30%
non-controlling
interest or with the consent of the investor, guarantee a third-party to repurchase the 30%
non-controlling
interests at the investor’s investment cost at the end of the five-year investment term. The non-controlling
interests do not participate in any dividend distributions of EHang Yunfu but earn an after-tax
interest of 1.5% per year, payable on a quarterly basis. Interest payable amounted to RMB200 and RMB180 (US$26
)
as of December 31, 2021 and 2022, respectively. As EHang Yunfu’s non-controlling
interests are mandatorily redeemable at the sole discretion of the investor, it is classified as liability and subsequently measured at the amount that would be paid if settlement occurred at the reporting date.
The carrying value of Mandatorily redeemable
non-controlling
interests approximates its fair value as of December 31, 2021 and 2022.

15.	Revenues
The following table presents the disaggregation of revenue from contracts with the customers:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues - Products
Air mobility solutions	105,351	46,854	38,061	5,519
Smart city management solutions	8,282	7,135	2,133	309
Aerial media solutions	62,241	518	125	18
Others	186	416	456	66

Subtotal-Products	176,060	54,923	40,775	5,912

Revenues - Services
Air mobility solutions	618	1,302	2,326	337
Aerial media solutions	3,415	582	1,216	176

Subtotal-Services	4,033	1,884	3,542	513

Total Revenues	180,093	56,807	44,317	6,425

F-4
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Revenues (Continued)

Payment terms
For the Group’s Air mobility solutions and Aerial media solutions, the Group typically requires a portion of payments upfront and the remaining amounts are contractually due ranging from three to six months. Due to the
COVID-19
impacts, the Group signed subsequent commitment letters with certain customers and extended the payment terms in 2021 and 2022. However, the Company has collected or is in the process of collecting accounts receivable after the due dates agreed in commitment letters. In light of the impacts from the continuous
COVID-19
epidemic and control measures in China, the Group recognized additional provision for accounts receivable for the year ended December 31, 2021 and 2022 (Note 5). Regarding the Smart city management solutions, the timing of billing varies depending on contractual payment schedules with milestone billings and the completion of the quality-assurance warranty period. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts do not include a significant financing component at the inception of the contracts.
Contract balances
Contract balances include Accounts receivable, Unbilled revenue and Cost and estimated earnings in excess of billings. Accounts receivable represents the billed and unbilled amounts related to the Company’s rights to consideration as performance obligations are satisfied and the rights to payment become unconditional but for the passage of time. In 2021 and 2022, the decrease in Accounts receivable was mainly due to impairment of balances amounted to RMB59,347 and RMB46,045 (US$6,676
)
provided in the general and administrative expenses in the Group’s consolidated statements of comprehensive loss. The Unbilled revenue was previously recognized from services provided in Aerial media solution. In 2021, the Unbilled revenue was collected, corresponding impairment of balances amounted to RMB2,800 was reversed. In 2022, the increase in Unbilled revenue was primarily due to sales of certain passenger-grade AAVs but unbilled. The receipt of the consideration is subject to conditions other than the passage of time, which is included in Prepayments and Other Current Assets (Note 7). The decrease in Cost and estimated earnings in excess of billings in accordance with the achievement of milestones in the pre-determined
billing terms for
command-and-control
centers, corresponding RMB717 was reclassified from Cost and estimated earnings in excess of billings to Accounts receivable in 2021.
Contract liabilities represent payments received from customers for which the corresponding products or services have not yet been transferred to customers. In 2022, the increase in Contract liabilities was primarily contributed by advance from customers of sales of passenger-grade AAVs. Revenue of RMB3,828 (US$555
)
was recognized during the year ended December 31, 2022 from the balance included in the contract liabilities on January 1, 2022.

16.	Share-based Compensation
In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan that was approved by the Board of Directors on December 23, 2016 (the “2015 Plan”). Under the 2015 Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the Company’s Board of Directors.
In September 2019, the Company’s Board of Directors approved the 2019 Share Incentive Plan (the “2019 Plan”), which become effective upon the completion of the Company’s IPO on December 12, 2019. Under the 2019 Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 7,747,019 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the Company’s Board of Directors.
Pursuant to both 2015 Plan and 2019 Plan (collectively, the “Plans
”),
the members of the Board, consultant or employees are entitled to be granted share-based awards.

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Share-based Compensation (Continued)

The Company granted a total of 750,000, nil and nil RSU to the Group’s employees under the 2015 Plan and a total of 1,613,000, 4,790,000 and 876,380 RSUs to the Group’s employees under the 2019 Plan for the years ended December 31, 2020, 2021 and 2022. A total of 5,000 RSUs are subject to service conditions and vest over one-year period starting from the vesting inception date. A total of 451,380 RSUs are subject to service conditions and vest over a two-year period starting from the vesting inception date. A total of 7,573,000 RSUs are subject to service conditions and vest over a four-year period starting from the vesting inception date.
RSUs
The following table summarizes the Company’s RSUs activity under the Plans:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$)	(Years)
Unvested, December 31, 2019	735,476	4.7523	3.02
Granted	2,363,000	4.2912
Vested	(1,819,726)	4.1359
Forfeited	—	—
Unvested, December 31, 2020	1,278,750	4.7774	2.68
Granted	4,790,000	10.6200
Vested	(1,949,250)	9.2469
Forfeited	—	—
Unvested, December 31, 2021	4,119,500	9.4561	2.67
Granted	876,380	1.8800
Vested	(2,034,880)	7.2254
Forfeited	(283,000)	7.5431

Unvested, December 31, 2022	2,678,000	8.8740	1.90

Expected to vest as of December 31, 2022	2,678,000

The total share-based compensation expenses relating to RSUs for the years ended December 31, 2020, 2021 and 2022 were RMB54,036, RMB121,131 and RMB96,898 (US$14,049
), r
espectively. Total share-based compensation expense capitalized to inventory was not material for any of the periods presented.
As of December 31, 2022, there was RMB158,870 (US$23,034
)
of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 1.90 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
Share options
The following table summarizes the Company’s share options activity under the 2015 Plan:

	Number of share options	Weighted average grant date fair value	Weighted average exercise price
		(US$)	(US$)
Outstanding as of January 1 and December 31, 2022	53,737	2.2624	5.8853

Vested and expected to vest as of December 31, 2022	53,737	2.2624	5.8853

Exercisable as of December 31, 2022	53,737	2.2624	5.8853

The share-based compensation expense relating to the share options recognized were RMB821, nil and nil for the years ended December 31, 2020, 2021 and 2022.There was no unrecognized share-based compensation expenses relating to the shares options as of December 31, 2020, 2021 and 2022.

F-
50

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Share-based Compensation (Continued)

The Group calculated the estimated fair value of the share options under the 2015 Plan on the grant date using the Black-Scholes valuation model. Assumptions used to determine the fair value of the share options granted under the 2015 Plan is summarized in the following table:

	For the year ended December 31, 2020

Term in years		5
Volatility		53.73%
Discount rate		0.85%
Fair value per ordinary share	US$	5.24
Total share-based compensation expenses relating to RSUs and options granted to employees recognized for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	2,443	—	—	—
Sales and marketing expenses	10,883	18,327	22,125	3,208
General and administrative expenses	14,453	71,147	38,452	5,575
Research and development expenses	27,078	31,657	36,321	5,266

	54,857	121,131	96,898	14,049

17.	Income Taxes
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
PRC
The Company’s subsidiaries and the VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for certain entities eligible for preferential tax rates.
In accordance with the PRC Income Tax Laws, an enterprise awarded with the High and New Technology Enterprise (“HNTE”) certificate may enjoy a reduced EIT rate of 15%. Qualified as an HNTE, EHang Intelligent was eligible for a 15% preferential rate from 2020 to 2022, EHang GZ was eligible for a 15% preferential rate from 2019 to 2024 and Guangdong EHang Egret Media Technology Co. Ltd. (“EHang Egret GD”) is eligible for 15% preferential rate from 2018 to 2020, EHang Egret GD has not reapplied for HNTE after 2020.

F-5
1

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

PRC (Continued)

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
The Group’s loss before income taxes consisted of:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
PRC	(30,412)	(185,000)	(192,495)	(27,909)
Non-PRC	(61,423)	(128,762)	(136,757)	(19,828)

	(91,835)	(313,762)	(329,252)	(47,737)

F-5
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

PRC (Continued)

Income tax expense (benefit) comprises of:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Income tax expenses (benefits) applicable to PRC operations
Current income tax expenses	22	113	62	9
Deferred income tax (benefits) expenses	184	—	—	—

Subtotal income tax expenses applicable to PRC operations	206	113	62	9

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	—	21	17	2

Subtotal income tax expenses applicable to Non-PRC operations	—	21	17	2

Total income tax expenses	206	134	79	11

The reconciliations of the income tax expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Loss before income tax expense	(91,835)	(313,762)	(329,252)	(47,737)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(22,959)	(78,440)	(82,313)	(11,934)
Effect of different tax rates in different jurisdictions	14,347	31,370	32,886	4,768
Non-deductible expenses	1,195	5,455	6,758	980
Additional deduction for qualified R&D expenses	(13,646)	(24,197)	(20,731)	(3,006)
Effect on adoption of preferential tax rate	(12)	22	3	—
Changes in tax rate in measurement of deferred tax	3,345	—	—	—
Statutory expense	(1,855)	2,636	2,151	312
Others	133	134	79	11
Change in valuation allowance	19,658	63,154	61,246	8,880

Income tax expenses	206	134	79	11

Effect of preferential tax rate inside the PRC on basic and dilutive loss per share	—	—	—	—

F-5
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

PRC (Continued)

The significant components of the Group’s deferred tax assets (liabilities) were as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Non-current deferred tax assets
Tax losses	103,721	151,160	203,259	29,470
Allowance for doubtful accounts	3,047	17,376	29,288	4,246
Lease liabilities	—	—	18,858	2,734
Welfare payables	4,308	5,807	7,362	1,067
Inventory provision	7,360	7,172	2,472	359
Accrued expenses and other liabilities	1,354	1,329	1,573	228
Intangible assets	—	43	23	3
Unrealized loss on long-term investment	—	69	20	3
Unrealized profit arising from elimination of inter-company transactions	466	474	206	30
Deferred government subsidies	35	15	—	—
Total deferred tax assets	120,291	183,445	263,061	38,140
Less: valuation allowance	(120,291)	(183,445)	(244,691)	(35,477)

Deferred tax assets, net of valuation allowance	—	—	18,370	2,663

Non-current deferred tax liabilities
Right-of-use assets	—	—	(18,370)	(2,663)
Unrealized gain on long-term investment	(292)	(292)	(292)	(42)
Total deferred tax liabilities	(292)	(292)	(18,662)	(2,705)

Deferred tax assets (liabilities), net of valuation allowance	(292)	(292)	(292)	(42)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Valuation allowance
Balance at beginning of the year	100,633	120,291	183,445	26,597
Additions	19,658	63,154	61,246	8,880

Balance at end of the year	120,291	183,445	244,691	35,477

The Group operates through several subsidiaries and the VIEs. Valuation allowance is considered for each of the entities on an individual basis.
Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of December 31, 2021 and 2022, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative loss position and not forecasting profits in the near future.
As of December 31, 2021 and 2022, the Group had deductible tax losses of RMB584,961 and RMB786,444 (US$114,024
)
are derived from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC began to expire from December 31, 2022 to 2031, if not utilized.
As of December 31, 2021 and 2022, the Group had deductible tax losses of RMB31,434 and RMB29,411 (US$4,264) derived from entities in Hong Kong that will not expire if not utilized.

F-5
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

Unrecognized Tax Benefit
As of December 31, 2021 and 2022, the Group had unrecognized tax benefit of RMB5,480 and RMB5,480 (US$795
)
, respectively. The unrecognized tax benefit was mainly related to the withholding tax accrued for the facilitating service in the acquisition of land use right from Guangzhou government by EHang HK on behalf of a third-party buyer in 2017 and under-reported statutory profits before tax. The Group does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021 and 2022, unrecognized tax benefits of RMB5,480 and RMB5,480 (US$795
)
, respectively, if ultimately recognized, will impact the effective tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at the beginning of the year	(5,494)	(12,987)	(5,480)	(795)
Additions based on tax positions related to the current year	(7,673)	—	—	—
Reductions for tax positions of prior years	180	7,507	—	—

Balance at the end of the year	(12,987)	(5,480)	(5,480)	(795)

The Group did
not
record any significant interest and penalties related to an uncertain tax position for the years ended December 31, 2020, 2021 and 2022. Accumulated interest expenses and penalties recorded in unrecognized tax benefit were nil, nil and nil as of December 31, 2020, 2021 and 2022, respectively.
The material jurisdictions in which the Group is subject to potential examination is China. In general, the PRC tax authorities have up to five years to review a company’s tax filings. As of December 31, 2022, the tax years ended December 31, 2017 through year ended as of the reporting dates for WFOE, the VIEs remain open to examination by the PRC tax authorities.

F-5
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
For the year ended December 31, 2022, there is no transaction with related parties. For the year ended December 31, 2021, the revenue from an equity investee over which the Group has significant influence amounted to RMB1,504.

(2)	Amount due from a related party:
As of December 31, 2022, there are no amount due from related parties. As of December 31, 2021, amount due from a related party amounting to RMB1,360 represented the receivables for the sales of autonomous aerial vehicles to an equity investee over which the Group has significant influence.

(3)	Guarantee received for borrowings:
As of December 31, 2021, RMB10,000 short-term bank loans and RMB20,000 long-term bank loans were guaranteed by the Group’s founder and director, Mr. Huazhi Hu.
As of December 31, 2022, RMB49,794 (US$7,219
)
short-term bank loans and RMB17,000 (US$2,465
)
long-term bank loans were guaranteed by the Group’s founder and director, Mr. Huazhi Hu.

F-5
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
On July 29, 2021, the company issued and transferred 2,500,000 Class A ordinary shares to The Bank of New York Mellon, its depositary bank to be issued to employees upon the vesting of restricted share units under the Plans. For the year ended December 31, 2021, 3,002,130 Class A ordinary shares were issued pursuant to the vesting of restricted share units, among which 1,914,630 Class A ordinary shares were settled with shares held by the depositary bank. Therefore, as of December 31, 2021, 585,370 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.
For the year ended December 31, 2021, 4,855,995 Class B ordinary shares were converted to Class A ordinary shares.
On October 26, 2022, the company issued and transferred 876,380 Class A ordinary shares to The Bank of New York Mellon, its depositary bank to be issued to employees upon the vesting of restricted share units under 2015 the Plans. For the year ended December 31, 2022, 2,595,750 Class A ordinary shares were issued pursuant to the vesting of restricted share units, among which 590,750 Class A ordinary shares were settled with shares held by the depositary bank. Therefore, as of December 31, 2022, 871,000 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.
For the year ended December 31, 2022, 1,110,000 Class B ordinary shares were converted to Class A ordinary shares.
As of December 31, 2022, there were 77,309,937 Class A and 39,026,560 Class B ordinary shares outstanding.
Additional Paid-in Capital
In January 2022, the Company withheld the individual income tax of RMB11,230 for employees’ vested share-based awards and made the cash payment to tax authorities. Concurrently, the company withheld and received equivalent ADSs shares with fair value of RMB11,230 on that day from the employees for clearance of the individual income tax. The amount was debited to additional paid-in capital.
As detailed in Note 13, Warrants arising from Private Placement were accounted for as additional paid-in capital.

F-5
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	Shareholders’ Equity ( C ontinued)

Accumulated Other Comprehensive Income (loss)

	Foreign currency translation adjustment	Unrealized (realized) gains on available- for-sales investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2020	10,195	—	10,195
Other comprehensive (loss) income	(9,974)	1,729	(8,245)

Balance as of December 31, 2020	221	1,729	1,950
Other comprehensive loss	(6,107)	(1,729)	(7,836)

Balance as of December 31, 2021	(5,886)	—	(5,886)
Other comprehensive income	20,896	—	20,896

Balance as of December 31, 2022	15,010	—	15,010

Balance as of December 31, 2022 (US$)	2,176	—	2,176

20.	Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2020		2021		2022		2022
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to EHang Holdings Limited	(51,294)	(36,325)	(193,772)	(120,187)	(214,390)	(31,083)	(113,831)	(16,504)

Net loss attributable to EHang Holdings Limited’s ordinary shareholders	(51,294)	(36,325)	(193,772)	(120,187)	(214,390)	(31,083)	(113,831)	(16,504)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted (in thousands of shares)	64,143	45,420	69,733	43,252	74,917	74,917	39,778	39,778

Loss per share – basic and diluted	(0.80)	(0.80)	(2.78)	(2.78)	(2.86)	(0.41)	(2.86)	(0.41)

The Company had potential dilutive securities such as unvested RSUs and options granted, and Underlying Shares to be issued under the Private Placement. As the Group incurred losses for the years ended December 31, 2020, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 989,728, 5,492,295 and 3,782,562 as of December 31, 2020, 2021 and 2022, respectively.

F-5
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	Restricted Net Assets
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary and the VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and VIEs.
In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax
profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2020, 2021 and 2022, WFOE did not have after-tax
profit and therefore no statutory reserves have been allocated.
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2022, restricted net assets of the Company’s PRC subsidiaries and the VIEs was RMB122,546 (US$17,767
)
.
Therefore in accordance with Rules 5-04 and 12-04 of Regulation S-X, the condensed parent company only financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 are disclosed in Note 22.

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

22.	Company Financial Statements (Parent Company Only)
The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.
The footnote disclosures contain supplemental information relating to the operations of the Company.
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022
Condensed Balance Sheets

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	72,998	362	52
Amounts due from a subsidiary	—	13,697	1,986

Total current assets	72,998	14,059	2,038

Non-current assets
Investments in subsidiaries	290,462	213,579	30,966

Total non-current assets	290,462	213,579	30,966

Total assets	363,460	227,638	33,004

Liabilities
Current liabilities
Accruals and other liabilities	3,744	27,432	3,977
Amounts due to the subsidiaries the VIEs	—	11,230	1,628

Total current liabilities	3,744	38,662	5,605

Non-current liabilities
Net interests of the VIEs	27,115	64,718	9,383
Total non-current liabilities	27,115	64,718	9,383

Total liabilities	30,859	103,380	14,988

Shareholders’ equity:
Class A Ordinary shares	50	51	8
Class B Ordinary shares	25	24	3
Additional paid-in capital	1,459,374	1,558,356	225,940
Statutory reserves	1,191	1,191	173
Accumulated deficit	(1,122,153)	(1,450,374)	(210,284)
Accumulated other comprehensive (loss) income	(5,886)	15,010	2,176

Total shareholders’ equity	332,601	124,258	18,016

Total liabilities and shareholders’ equity	363,460	227,638	33,004

F-
60

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

22.	Company Financial Statements (Parent Company Only) ( C ontinued)

Condensed Statements of Comprehensive Loss

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(1,144)	(5,668)	(13,630)	(1,976)

Total operating expenses	(1,144)	(5,668)	(13,630)	(1,976)

Loss from operations	(1,144)	(5,668)	(13,630)	(1,976)
Interest income	463	14	1	—
Share of losses from subsidiaries	(117,678)	(299,575)	(253,575)	(36,765)
Income (losses) from the VIEs	30,740	(8,730)	(37,603)	(5,452)
Other expenses	—	—	(23,414)	(3,394)

Net loss attributable to the Company’s ordinary shareholders	(87,619)	(313,959)	(328,221)	(47,587)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(9,974)	(6,107)	20,896	3,030
Unrealized gains on available-for-sale debt securities	1,729	(1,729)	—	—

Other comprehensive (loss) income, net of tax	(8,245)	(7,836)	20,896	3,030

Comprehensive loss attributable to the Company’s ordinary shareholder	(95,864)	(321,795)	(307,325)	(44,557)

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

22.	Company Financial Statements (Parent Company Only) (continued)

Condensed
Statements of Cash Flows

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note (e)

Cash flows from operating activities	(681)	(4,874)	(13,738)	(1,992)

Cash flows from investing activities
Capital contribution to Group companies	(66,599)	(190,026)	(58,898)	(8,539)
Other investing activities	(484)	150	—	—

Net cash used in investing activities	(67,083)	(189,876)	(58,898)	(8,539)

Cash flows from financing activities
Other financing activities	(7,343)	256,947	—	—

Net cash (used in) provided by financing activities	(7,343)	256,947	—	—

Net (decrease) increase in cash and cash equivalents	(75,107)	62,197	(72,636)	(10,531)
Cash and cash equivalents at beginning of the year	85,908	10,801	72,998	10,583

Cash and cash equivalents at end of the year	10,801	72,998	362	52

Basis of presentation
Condensed financial information is used for the presentation of the Company, or the parent company.
The parent company records its investment in its subsidiary, the VIEs under the equity method of accounting as prescribed in ASC 323,
Investments-Equity Method and Joint Ventures
. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries and VIEs”, and their respective loss as “Share of losses from subsidiaries and VIEs” on the Condensed Statements of Comprehensive Loss.
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

23.	Fair Value Measurements

There are no assets measured or disclosed at fair value on a recurring basis as of December 31, 2022. Assets measured or disclosed at fair value on a recurring basis as of December 31, 2021 are summarized below:

	Fair Value Measurements as of December 31, 2021 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments
Trading debt investments	—	65,108	—	65,108

Total asset measured at fair value	—	65,108	—	65,108

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
There were no other assets or liabilities measured at a recurring or non-recurring
basis as of December 31, 2021 and 2022. The Group measures certain financial and non-financial
assets, including long-term investments and long-lived assets, at fair value on a nonrecurring basis when impairment charges are recognized.

F-6
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	Commitments and Contingencies

(a)	Capital Commitments
The Group and a third-party investor entered into an investment agreement to establish an investee with a certain payment schedule (Note 10). The following table sets forth our contractual obligations as of December 31, 2022.

	RMB	US$
2023	1,750	254
2024	1,750	254

Total	3,500	508

(b)	Contingencies
The Group is subject to legal and regulatory actions that arise from time to time. The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such loss is estimable, often involves significant judgment about future events, and the outcome of litigation is inherently uncertain. Save as disclosed in Note 11(a) and below, the Group is currently not in any legal or administrative proceedings that may have a material adverse impact on the financial position, results of operations or cash flows of the Group.
(i) Shareholder securities litigation
Between February 17 and 26, 2021, three federal securities class action lawsuits (captioned Amberber v. EHang Holdings Limited, et al., Case No. 1:21-cv-01392-GBD (S.D.N.Y., filed Feb. 17, 2021), Chaumont v. EHang Holdings Limited, et al., Case No. 1:21-cv-01526-GBD (S.D.N.Y., filed Feb. 19, 2021), and Klein v. EHang Holdings Limited, et al., Case No. 2:21-cv-01811-JFW-PVC (C.D. Cal., filed Feb. 26, 2021)) were filed by purported holders of the Company ADSs in federal court. The complaints asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally allege that the company and certain of the Group’s officers made false and misleading statements regarding the status of its urban air mobility business, its international and domestic regulatory approvals, its relationships with major customers, and its manufacturing facilities. The complaints name as defendants the Company and certain of its officers. In addition to costs and attorneys’ fees, the complaints seek compensatory and punitive damages. The Group vigorously defended against them. These lawsuits were consolidated into a single class action lawsuit under the caption In re EHang Holdings Ltd. Securities Litigation 1.21-CV-01392-GBD-GWG (S.D.N.Y., filed Feb. 19, 2021), and a lead plaintiff and lead counsel were selected in February 2022. The lead plaintiff filed an amended complaint on April 25, 2022, making similar allegations as those in the previous complaints. Defendants filed a motion to dismiss the amended complaint in June 2022. The lead plaintiff filed an opposition to the defendants’ motion to dismiss in August 2022. The defendants filed a reply in support of their motion to dismiss in September 2022. In October 2022, the Court held oral argument on defendants’ motion to dismiss. The Court granted the defendants’ motion to dismiss the amended complaint on December 15, 2022, and entered final judgment dismissing the action in its entirety with prejudice on January 24, 2023. Lead plaintiff did not appeal the final judgment and on February 23, 2023, lead plaintiff’s deadline to appeal expired.

F-6
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	Commitments and Contingencies (Continued)

(ii) Former employee litigation
A former employee of the Company’s former U.S. subsidiary, EHang, Inc., filed a civil lawsuit against the Company, EHang GZ and certain individual defendants, including Mr. Huazhi Hu, chairman and chief executive officer of the Company, in the United States District Court for the Northern District of California. The plaintiff alleged that he was entitled to receive restricted share units from the Company. Following a trial by jury in April 2022, the Court entered judgment for the Plaintiff and against the Company, EHang GZ and Mr. Huazhi Hu as follows: (i) Judgment is entered against the Company on claims for breach of contract, false promise and unpaid wages, and the Company is held jointly and severally liable for compensatory damages in the amount of US$
3,500
 and is liable for punitive damages in the amount of US$
10,000
; (ii) Judgment is entered against EHang GZ on claims for breach of contract, false promise and unpaid wages, and Ehang GZ is held jointly and severally liable for compensatory damages in the amount of US$
3,500
; and (iii) Judgment is entered against Mr. Huazhi Hu on claims for false promise and unpaid wages, and Mr. Huazhi Hu is held jointly and severally liable for compensatory damages in the amount of US$
3,500
 and is liable for punitive damages in the amount of US$
5,000
. The Company then filed a motion for new trial challenging the finding of false promise, the amount of the compensatory damage award, and the amount of the punitive damage award. The judge granted the motion as to the false promise claim and set aside the verdict on that cause of action against The Company and Mr. Huazhi Hu, and because the false promise claim was the only claim that could give rise to punitive damages, the court set aside the punitive damage award and ordered a new trial on the false promise claim. The court denied the motion as to the compensatory damage award.
Following the motion for new trial, the parties have been engaged in settlement discussions. On April 25, 2023, the parties entered into a settlement agreement involving a total payment to the former employee of US$
3,375 in four equal quarterly installments within one year.

25.	Subsequent Events

(a)
As detailed in Note 13, the Private Placement will be closed on the condition that the investor obtains the ODI approval. In March and April 2023, the investor obtained the ODI approval and the Company issued the Underlying shares to the Investor, repaid RMB69,861 to the investor and received the total consideration of US$10,000.

(b)
The Group, via Ehang GZ, held
60
% interest in EHang Egret GD, which in turn held
60
% interest in Xi’an EHang Egret Media Technology Co. Ltd. (“EHang Egret Xi’an”). In March 2023, EHang GZ entered into an agreement to acquire
40
% interest of EHang Egret GD from the non-controlling shareholder for a consideration of RMB
4,000
. Concurrently, EHang Egret GD entered into an agreement to dispose of
60
% interest of EHang Egret Xi’an to the non-controlling shareholder at zero consideration. Upon the closing of the transactions, Ehang GZ will hold
100
% interest of EHang Egret GD and will no longer have any
interest
in EHang Egret Xi’an. Management is in the process to assess the impact of the transaction.

F-6
5