Form 20-F
period 2023-12-31
EHang Holdings Ltd
filed 2024-04-15
CIK 1759783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Conor Chia-hung Yang, Chief Financial Officer
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
As of December 31, 2023, there were 127,011,481 ordinary shares outstanding, comprised of (i) 87,984,921 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value of US$0.0001 per share, and (ii) 39,026,560 Class B ordinary shares outstanding, par value of US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
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

•	“EHang Holdings” means EHang Holdings Limited, an exempted company incorporated in the Cayman Islands;

•	“eVTOL” means electric vertical takeoff and landing;

•	“PCAOB” means Public Company Accounting Oversight Board of the United States.

•	“RMB” and “Renminbi” means the legal currency of China;

•	“shares” and “ordinary shares” means the Class A ordinary shares and/or the Class B ordinary shares;

•	“UAM” means urban air mobility;

•	“UAVs” means unmanned aerial vehicles;

•	“US$,” “U.S. dollars,” “$,” and “dollars” means the legal currency of the United States;

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The translations of Renminbi amounts into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect as of December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in and expected growth of the UAV industry in the PRC and globally;

•	our expectation regarding the regulatory approvals and certifications for our products and services;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders;

•	our expectations regarding fulfilment of conditional orders and pre-orders for our products;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The UAV industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the UAV industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

These contractual arrangements among the WFOE, the VIE and the VIE’s shareholders include shareholders voting proxy agreements, exclusive consulting and services agreements, exclusive option agreements, loan agreements, and share pledge agreements. Under the contractual arrangements, EHang Holdings has a “controlling financing interest” as defined in FASB ASC 810 such that EHang Holdings is considered the primary beneficiary of the VIE and the VIE’s subsidiaries for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” Investors in the ADSs are not purchasing equity interest in the VIE or the VIE’s subsidiaries but instead are purchasing equity interest in EHang Holdings, a Cayman Islands holding company. Revenues contributed by the VIE and the VIE’s subsidiaries accounted for 0.4%, 0.01% and 7.9% of our consolidated revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

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

For the years ended December 31, 2021 2022 and 2023, EHang Holdings made capital contributions of RMB190.0 million, RMB58.9 million and RMB150.3 million (US$21.2 million), respectively, to its subsidiaries. No other transfers, dividends or distributions of cash or assets were made between EHang Holdings and EHang Holdings’ subsidiaries, on the one hand, and the VIE and the VIE’s subsidiaries, on the other hand, except for the foregoing capital contributions.

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

Financial Information Relating to the VIE

The following tables present the condensed consolidating schedule showing the results of operations, financial position and cash flows for our holding company, EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, the VIE and the VIE’s subsidiaries, eliminating adjustments and consolidated totals as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31,
	2021						2022						2023
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Revenues	—	2,199	57,550	28,399	(31,341)	56,807	—	3,175	44,098	10,147	(13,103)	44,317	—	5,346	109,581	32,808	(30,309)	117,426
- Third-party revenues	—	2,199	54,378	230	—	56,807	—	2,595	41,716	6	—	44,317	—	5,346	102,855	9,225	—	117,426
- Inter-company revenues(1)	—	—	3,172	28,169	(31,341)	—	—	580	2,382	10,141	(13,103)	—	—	—	6,726	23,583	(30,309)	—
Costs of revenues	—	(1,616)	(49,098)	(720)	30,657	(20,777)	—	(1,496)	(24,655)	(836)	11,889	(15,098)	—	(3,450)	(62,372)	(5,467)	29,174	(42,115)
- Third-party cost of revenues	—	(48)	(20,069)	(660)	—	(20,777)	—	—	(14,516)	(582)	—	(15,098)	—	394	(39,846)	(2,663)	—	(42,115)
- Inter-company cost of revenues(1)	—	(1,568)	(29,029)	(60)	30,657	—	—	(1,496)	(10,319)	(254)	11,889	—	—	(3,844)	(22,526)	(2,804)	29,174	—

Gross profit	—	583	8,452	27,679	(684)	36,030	—	1,679	19,443	9,311	(1,214)	29,219	—	1,896	47,209	27,341	(1,135)	75,311
Sales and marketing expenses	—	(6,859)	(29,848)	(7,105)	583	(43,229)	—	(8,009)	(37,908)	(8,309)	1,110	(53,116)	—	(7,627)	(43,184)	(10,004)	426	(60,389)
General and administrative expenses	(5,668)	(1,383)	(166,531)	(13,889)	83	(187,388)	(13,630)	(1,554)	(116,451)	(19,380)	(50)	(151,065)	(5,246)	206	(136,544)	(8,508)	—	(150,092)
Research and development expenses	—	—	(115,141)	(22,123)	116	(137,148)	—	—	(114,692)	(20,428)	38	(135,082)	—	—	(150,457)	(16,861)	3	(167,315)

Total operating expenses	(5,668)	(8,242)	(311,520)	(43,117)	782	(367,765)	(13,630)	(9,563)	(269,051)	(48,117)	1,098	(339,263)	(5,246)	(7,421)	(330,185)	(35,373)	429	(377,796)
Other operating income	—	1,696	4,544	4,959	—	11,199	—	409	4,150	1,535	—	6,094	—	839	2,648	2,746	—	6,233

Operating loss	(5,668)	(5,963)	(298,524)	(10,479)	98	(320,536)	(13,630)	(7,475)	(245,458)	(37,271)	(116)	(303,950)	(5,246)	(4,686)	(280,328)	(5,286)	(706)	(296,252)
Share of losses from subsidiaries(2)	(299,575)	(298,012)	—	—	597,587	—	(253,575)	(251,156)	—	—	504,731	—	(290,785)	(292,422)	—	—	583,207	—
Income (losses) from the VIEs	(8,730)	(8,730)	(8,730)	—	26,190	—	(37,603)	(37,603)	(37,603)	—	112,809	—	(5,829)	(5,829)	(5,829)	—	17,487	—
Interest and investment income	14	3,965	891	273	—	5,143	1	3,971	639	58	—	4,669	160	4,220	4,077	27	—	8,484
Interest expenses	—	—	(1,445)	(358)	—	(1,803)	—	—	(1,788)	(357)	—	(3,819)	—	—	(2,728)	(202)	—	(2,930)
Amortization of debt discounts	—	—	—	—	—	—	—	—	(1,674)	—	—	—	—	—	(12,023)	—	—	(12,023)
Foreign exchange gain (loss)	—	(450)	(253)	(124)	—	(827)	—	(494)	(1,474)	480	—	(1,488)	—	342	(46)	98	—	394
Other income	—	742	2,735	2,610	(1)	6,086	—	1,182	393	369	—	1,944	—	1,525	257	184	—	1,966
Other expenses	—	(6)	(1,340)	(343)	140	(1,549)	(23,414)	—	(2,082)	(1,308)	—	(26,804)	—	(4)	(147)	(63)		(214)
Loss before income tax and income (loss) from equity method investment	(313,959)	(308,454)	(306,666)	(8,421)	624,014	(313,486)	(328,221)	(291,575)	(289,047)	(38,029)	617,424	(329,448)	(301,700)	(296,854)	(296,767)	(5,242)	599,988	(300,575)

Income tax expenses	—	(21)	—	(113)	—	(134)	—	(17)	—	(62)	—	(79)	—	(181)	(25)	—	—	(206)

Loss before income (loss) from equity method investment	(313,959)	(308,475)	(306,666)	(8,534)	624,014	(313,620)	(328,221)	(291,592)	(289,047)	(38,091)	617,424	(329,527)	(301,700)	(297,035)	(296,792)	(5,242)	599,988	(300,781)
Income (loss) from equity method investments	—	—	(276)	—	—	(276)	—	—	196	—	—	196	—	—	(1,568)	8	—	(1,560)

Net (loss) income	(313,959)	(308,475)	(306,942)	(8,534)	624,014	(313,896)	(328,221)	(291,592)	(288,851)	(38,091)	617,424	(329,331)	(301,700)	(297,035)	(298,360)	(5,234)	599,988	(302,341)

	For the year ended December 31,
	2021						2022						2023
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net income (loss) attributable to non-controlling interest	—	170	135	(368)	—	(63)	—	414	218	478	—	1,110	—	421	189	31	—	641

Net loss attributable to ordinary shareholders	(313,959)	(308,305)	(306,807)	(8,902)	624,014	(313,959)	(328,221)	(291,178)	(288,633)	(37,613)	617,424	(328,221)	(301,700)	(296,614)	(298,171)	(5,203)	599,988	(301,700)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31,
	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2023 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash and cash equivalents	362	52,226	185,318	11,404	—	249,310	12,239	130,316	81,582	4,113	—	228,250
Short-term deposits	—	—	—	—	—	—	14,397	—	—	—	—	14,397
Short-term investments	—	—	—	—	—	—	57,494	—	—	—	—	57,494
Restricted short-term deposits	—	—	—	—	—	—	—	—	33,942	—	—	33,942
Accounts receivable, net	—	105	19,991	202	—	20,298	—	543	32,607	1,636	—	34,786
Inventories	—	1,915	71,067	837	(1,455)	72,364	—	1,926	58,247	834	(1,519)	59,488
Prepayments and other current assets	—	2,268	39,262	3,653	—	45,183	—	5,216	15,151	4,324	—	24,691
Amounts due from subsidiaries, the VIE and the VIE’s subsidiaries(3)	13,697	67,980	28,770	6,911	(117,358)	—	13,697	57,278	52,215	6,161	(129,351)	—
Property and equipment, net and intangible assets, net	—	219	45,609	1,273	(41)	47,060	—	1,446	37,052	6,806	(681)	44,623
Right-of-use assets, net	—	36	72,647	799	—	73,482	—	167	74,111	250	—	74,528
Investment in subsidiaries(2)	213,579	111,169	—	—	(324,748)	—	207,846	49,091	—	—	(256,937)	—
Others	—	4,899	18,003	268		23,170	—	2,919	17,898	6,621	(992)	26,446

Total assets	227,638	240,817	480,667	25,347	(443,602)	530,867	305,673	248,902	402,805	30,745	(389,480)	598,645

Short-term bank loans	—	—	49,794	—	—	49,794	—	—	69,798	—	—	69,798
Short-term debt	—	—	57,838	—	—	57,838	—	—	—	—	—	—

Amounts due to the Company, subsidiaries, the VIE and the VIE’s subsidiaries(3)	11,230	12,941	37,736	55,451	(117,358)	—	3,435	24,098	25,603	76,215	(129,351)	—
Accounts payables	—	—	32,356	3,100	—	35,456	—	—	31,517	3,584	—	35,101
Accrued expenses and other liabilities	27,432	3,223	47,396	19,712	—	97,763	8,943	1,915	59,870	23,421	—	94,149
Contract liabilities	—	—	17,294	2,027	—	19,321	—	3,438	32,054	1,677	—	37,169
Long-term loans	—	—	—	3,846	—	3,846	—	—	7,000	2,308	—	9,308
Lease liabilities	—	36	74,597	800	—	75,433	—	167	80,486	250	—	80,903
Net interest of subsidiaries and the VIEs(2)	64,718	64,718	64,718	—	(194,154)	—	79,503	79,503	79,503	—	(238,509)	—

Others	—	11,607	49,389	5,742		66,738	—	11,371	44,502	2,126	—	57,998

Total liabilities	103,380	92,525	431,118	90,678	(311,512)	406,189	91,881	120,492	430,332	109,581	(367,860)	384,426

Total shareholders’ equity (deficit)(2)	124,258	148,292	49,549	(65,331)	(132,090)	124,678	213,792	128,410	(27,527)	(78,836)	(21,620)	214,219

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31,
	EHang Holdings	Other subsidiaries	WFOE	2021 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2023 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net cash (used in) provided by operating activities(4)	(4,874)	(5,792)	(107,481)	(3,482)	—	(121,629)	(13,738)	(24,239)	(140,108)	4,627	—	(173,458)	(18,778)	(72,341)	(12,161)	14,870	—	(88,410)

Cash flows from investing activities
Capital contribution	(190,026)	(109,000)	—	—	299,026	—	(58,898)	(208,484)	—	—	267,382	—	(150,255)	(500)	—	—	150,755	—
Proceeds from maturities of short-term investments	—	—	—	—	—	—	—	141,388	—	10,000	—	151,388	—	—	—	—	—	—
Purchase of short-term investments	—	—	—	—	—	—	—	(66,807)	—	(10,000)	—	(76,807)	(56,694)	—	—	—	—	(56,694)
Payments for short-term deposits	—	—	—	—	—	—	—	—	—	—	—	—	(14,164)	—	—	—	—	(14,164)
Payments for restricted short-term deposits	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(33,437)	—	—	(33,437)
Other investing activities	150	(17,062)	(15,611)	(878)	—	(33,401)		1,580	(19,524)	(237)	—	(18,181)	(2)	114	(7,502)	(17,007)	—	(24,397)

Net cash (used in) provided by investing activities	(189,876)	(126,062)	(15,611)	(878)	299,026	(33,401)	(58,898)	(132,323)	(19,524)	(237)	267,382	56,400	(221,115)	(386)	(40,939)	(17,007)	150,755	(128,692)

Cash flows from financing activities
Capital contribution	—	190,026	109,000	—	(299,026)	—	—	58,898	208,484	—	(267,382)	—	—	150,255	500	—	(150,755)	—
Proceeds from short-term bank loans	—	—	—	—	—	—	—	—	49,794	—	—	49,794	—	—	69,090	—	—	69,090
Repayment of a short-term bank loan	—	—	—	—	—	—	—	—	(9,000)	(1,000)	—	(10,000)	—	—	(44,640)	(5,154)	—	(49,794)
Other financing activities	256,947	—	5,000	5,000	—	266,947	—	85	66,861	—	—	66,946	251,770	—	(75,586)	—	—	176,184

Net cash (used in) provided by financing activities	256,947	190,026	114,000	5,000	(299,026)	266,947	—	58,983	316,139	(1,000)	(267,382)	106,740	251,770	150,255	(50,636)	(5,154)	(150,755)	195,480

Effect of exchange rates on cash, cash equivalents and restricted cash(5)	—	(5,067)	—	—	—	(5,067)	—	12,605	—	—	—	12,605	—	562	—	—	—	562
Net (decrease) increase in cash, cash equivalents and restricted cash	62,197	53,105	(9,092)	640	—	106,850	(72,636)	(84,974)	156,507	3,390	—	2,287	11,877	78,090	(103,736)	(7,291)	—	(21,060)

	For the year ended December 31,
	EHang Holdings	Other subsidiaries	WFOE	2021 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2022 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	2023 VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash, cash equivalents and restricted cash at the beginning of the year	10,801	84,095	37,903	7,374	—	140,173	72,998	137,200	28,811	8,014	—	247,023	362	52,226	185,318	11,404	—	249,310
Cash, cash equivalents and restricted cash at the end of the year	72,998	137,200	28,811	8,014	—	247,023	362	52,226	185,318	11,404	—	249,310	12,239	130,316	81,582	4,113	—	228,250

Notes:

(1)	Represents the elimination of the intercompany transactions at the consolidation level.
(2)	Represents the elimination of the investment among the EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, WFOE, and the VIE and the VIE’s subsidiaries.
(3)	Represents the elimination of intercompany balances among the EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, WFOE, and the VIE and the VIE’s subsidiaries.
(4)	For the years ended December 31, 2021, 2022 and 2023, the WFOE did not charge any service fee from the VIE as the VIE was in cumulative loss position.

For the years ended December 31, 2021, 2022 and 2023, cash paid by WFOE to VIE and VIE’s subsidiaries were RMB3.2 million, RMB45.5 million and RMB37.2 million (US$5.2 million), respectively, which represented purchase of software and inventories.

For the years ended December 31, 2021, 2022 and 2023, cash paid by WFOE to other subsidiaries were nil, RMB0.6 million and nil, respectively, which represented purchase of inventories.

For the years ended December 31, 2021, 2022 and 2023, cash paid by other subsidiaries to WFOE were nil, nil and RMB3.2 million (US$0.4 million), respectively, which represented purchase of inventories.

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

•	Our future growth depends on the demand for, and customers’ willingness to adopt, our products and air mobility solutions.

•

In the jurisdictions where we, the VIE and the VIE’s subsidiaries sell and plan to sell products, the commercial use of eVTOL aircraft is subject to an uncertain or lengthy approval process; we cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which we, the VIE and the VIE’s subsidiaries, the eVTOL aircraft and potential customers may be unable to comply. As a result, we, the VIE and the VIE’s subsidiaries may be limited in, or completely restricted from, growing business in the foreseeable future.

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

Risks Relating to Our Business and Industry

Our future growth depends on the demand for, and customers’ willingness to adopt, our products and air mobility solutions.

We operate in the new and evolving UAM industry. Our business and operating results depend in large part on the acceptance of and demand for our pilotless eVTOL aircraft and air mobility solutions. The success of these products and services are and will be subject to risks, including with respect to:

•	the extent of market reception and adoption of pilotless eVTOL aircraft as transportation and logistics solutions;

•	our navigating a new and evolving regulatory environment;

•	our timely fulfillment of product orders;

•	our ability to produce safe, high-quality and cost-effective eVTOL aircraft on an ongoing basis;

•	the performance of our pilotless eVTOL aircraft relative to customer expectations and customers’ interest in and demand for our pilotless eVTOL aircraft and air mobility solutions; and

•	our building a well-recognized and respected brand.

Our failure to manage the risks described above may discourage current or potential customers from purchasing our products or using our commercial solutions, and there may be downward price pressure on our products and commercial solutions. If the market for eVTOL aircraft or air mobility solutions does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be materially and adversely affected.

In the jurisdictions where we, the VIE and the VIE’s subsidiaries sell and plan to sell products, the commercial use of eVTOL aircraft is subject to an uncertain or lengthy approval process; we cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which we, the VIE and the VIE’s subsidiaries, the eVTOL aircraft and potential customers may be unable to comply. As a result, we, the VIE and the VIE’s subsidiaries may be limited in, or completely restricted from, growing business in the foreseeable future.

We operate in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. As described below, in the jurisdictions relevant to us, the commercial use and delivery of our eVTOL aircraft are, and in the near future are expected to continue to be, subject to an uncertain or lengthy approval process. In October 2023, we obtained the type certificate for EH216-S from the CAAC, demonstrating that EH216-S is qualified for conducting passenger-carrying commercial operations. However, PRC and U.S. regulations impose significant restrictions on UAVs. We cannot predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions.

In China, the Civil Aviation Administration of China, or the CAAC, published the Guidance on UAV Airworthiness Assessment Based on Operation Risks, or the UAV Airworthiness Guidance, on January 25, 2019, which is based on the assessment, classification and management of operational risks of UAVs. As we operate in the new and evolving industry, we contribute to the rules and regulations as a member of the CAAC Special Expert Taskforce. On October 29, 2021, the CAAC further published the Civil Unmanned Aircraft System Airworthiness Certification Management Procedures (Draft for Comments), Civil Unmanned Aircraft System Safety Analysis Guidelines (Draft for Comment), and Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment). Such draft UAV rules mainly cover the medium UAVs weigh between 25 kilograms and 150 kilograms, and large UAVs exceed 150 kilograms in weight. We submitted an application for the EH216-S Type Certification to the CAAC in December 2020, which was accepted by the CAAC in January 2021. Our EH216-S passenger-carrying pilot eVTOL aircraft, as a special category aircraft under Section 21.17 of Certification Procedures for Civil Aviation Products and Parts, or CCAR-21, is required to meet the criteria set forth in Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, or Special Conditions, promulgated by the CAAC on February 9, 2022. The Special Conditions provided clear safety requirements for the certification of EH216-S with respect to flight performance, aircraft structures, design and manufacture, propulsion system, data link, ground control station, etc. We have passed through the Type Certification phases of Concept Design, Requirements Definition, Compliance Planning, and Demonstration and Verification of Compliance to conduct tests, including laboratory tests, ground tests and inspections, flight tests and data analysis. On May 31, 2023, the Provisional Regulation for the Flight Administration of Unmanned Aerial Vehicles was promulgated by the State Council and the Central Military Commission and came into effect on January 1, 2024, which is the first administrative regulation on the management of unmanned aerial vehicles in China that stipulates the standards and requirements to apply for the operation certificate of UAVs. In October 2023, we obtained the type certificate for EH216-S from the CAAC. This demonstrates that the EH216-S’s model design fully complies with CAAC’s safety standards and airworthiness requirements, and that the EH216-S is qualified for conducting passenger-carrying commercial operations. However, we cannot assure you that we can satisfy the relevant requirements or standards under the detailed rules or regulations to be promulgated in the future, which may materially and adversely affect our business and future prospects.

Under the Pilot Operation Rules (Interim) for Specific Unmanned Aircraft issued by the CAAC on February 1, 2019, or Interim Rules, to start any specific trial operation, the prospective operator of certain classes of UAVs must submit an application and be approved by the CAAC. In February 2019, we submitted an application to the CAAC for trial operation in relation to a customer’s use of our EH216-S, a model of our pilotless eVTOL aircraft, for aerial logistics purpose. In May 2020, we obtained the trial operation approval from the CAAC, which expired on May 31, 2021. There can be no assurance that similar approval will be granted to the operations of other customers or of other UAVs.

Further, the VIE and the VIE’s subsidiaries are required to obtain approvals from local divisions of the People’s Liberation Army Air Force, or PLAAF, for proposed flight routes in connection with our business. As the approvals from the PLAAF are usually granted on a one-off basis or are only valid for a limited period of time and the local divisions of PLAAF may exercise air traffic control under certain circumstances which may restrict us from operating our eVTOL aircraft from time to time, we cannot assure you that the VIE and the VIE’s subsidiaries will be able to obtain such approval for each matter on which we will work on with our customers or partners in the future. If such approval is not granted in a timely manner, we, the VIE and the VIE’s subsidiaries, as well as our and their customers or partners will not be able to fly the eVTOL aircraft in the proposed flight routes.

As we sell our products internationally, we face challenges in quickly and sufficiently familiarizing ourselves with foreign regulatory environments and policy frameworks. If any new regulation is put in place, or a different interpretation of existing regulation is adopted, our ability to manufacture, market, sell or operate our products or to advertise or deliver air mobility solutions in general may be limited or otherwise affected. Failure to comply with applicable regulations or to obtain, maintain or renew the necessary permits, licenses, registrations or certificates could cause delays in, or prevent us from, manufacturing, marketing, selling and operating our products, meeting product demand and expectations, introducing new products or expanding our service coverage, and could materially and adversely affect our operation results. If we are found to be in violation of applicable laws or regulations, we could be subject to administrative punishment, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to make timely product deliveries due to limited production capacity.

Commercial production of our pilotless eVTOL aircraft requires timely and adequate supply of various types of raw materials and components, as well as mass production capacity and efficient manufacturing and assembly. We have limited experience in high-volume manufacturing of our pilotless eVTOL aircraft. We cannot assure you that we will be able to expand our production capacity efficiently and cost-effectively, or to procure sufficient raw materials and components to meet our production volume. While we are looking into expanding our manufacturing capacity through partnerships, such partnerships may not be successful, or we may not be able to do so in a timely manner to fulfill our backlog orders. While we obtain components from multiple sources whenever possible, some of the components used in our products are currently selected to be purchased from a single source to improve cost-efficiency. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of our products. We also outsource certain manufacturing activities to third party contract manufacturers. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time.

Any of the foregoing could result in our failure to make timely deliveries to our customers. Such failure would materially and adversely affect our business, results of operations, financial condition and prospects.

Our framework and conditional agreements may not result in material sales of our products.

We have entered into a number of long-term agreements with customers and partners relating to the sale of our products. Some of these agreements are conditional, and our counterparty is not obligated to purchase our products unless a number of conditions are satisfied. Some other agreements are framework agreements containing sales targets, but that does not obligate our counterparties to purchase our products at all. We expect the number of orders and pre-orders we receive under these framework agreements to depend on a number of factors, including changes in the regulatory environment, customers’ acceptance of and demand for our products and services and our production capacity. For the foregoing reasons, we may not receive substantial orders from our current or potential customers. As our long-term agreements may not result in material sales of our products, our future results of operations may not scale or otherwise meet our current expectations.

We have substantial customer concentration.

In 2021, 2022 and 2023, our largest customer accounted for 35%, 21% and 24% of our revenues, respectively. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers that mainly operate our pilotless eVTOL aircraft in tourism locations in China, rather than in broad, mainstream commercial operations. We are unable to predict the future level of demand for our products and/or services that will be generated by these customers. If our major customers were to cease purchasing our products or services, cancel existing orders or fail to make payments to us in a timely fashion, our business and results of operations will be materially and adversely affected.

Our technology platform may not perform in line with customer specifications or expectations.

Our technology platform, consisting of our pilotless eVTOL aircraft and other UAVs, in-flight operating systems and on-the-ground infrastructure, may not perform in line with customers’ expectations. For example, our products may not be as easy to operate or maintain as customers expect. In addition, certain orders and pre-orders of our products are conditioned on their meeting defined technical specifications (such as a specified cruising speed, operational range and payload capacity) according to agreed-upon delivery timetables. See “Item 4. Information on the Company—B. Business Overview—Our Business Lines” for further details. Future customers may also require performance specifications that we are unable to deliver. Some of these target specifications, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.

Our technology platform may contain design or manufacturing defects that result in unsatisfactory performance or require repair. Our technology platform uses a substantial amount of algorithms and software to operate. Software products are inherently complex and often contain defects and errors, especially when first introduced. While we have performed extensive internal testing on our software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our technology platform. There can be no assurance that we will be able to detect and fix any defects in our technology platform before we, the VIE and the VIE’s subsidiaries sell products and services to customers.

If our technology platform is defective or otherwise fails to perform as expected or in accordance with prescribed technical specifications and timetable, our products may experience accidents and we may suffer adverse publicity, order cancellations, revenue declines, delivery delays, product recalls, product liability claims, and significant warranty and other expenses. These consequences could have a material adverse impact on our business, financial condition, operating results and prospects.

Our reputation and the trading price of the ADSs may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of the ADSs to decline and fluctuate significantly. For example, after Wolfpack Research, an entity unrelated to us, issued a report containing various allegations about us in February 2021, the trading price of the ADSs declined sharply. The negative publicity and the resulting decline of the trading price of the ADSs also led to the filing of three putative shareholder class action lawsuits against us and some of our senior executive officers. Though unsuccessful, these lawsuits had further negative impact on the market price of the ADSs and diverted management’s attention from the day-to-day operations of our company. Additionally, in November 2023, short seller Hindenburg Research published a report containing untrue statements and misinterpretation of information regarding our business operations and financial conditions. Our audit committee has conducted an independent review of the allegations raised in the report with the assistance of independent counsel and the independent review is complete. Based on such independent review, our audit committee has concluded that the allegations in the report published by Hindenburg Research were not substantiated. The report also led to the filing of a securities class action complaint against us and certain of our officers and directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Our management and audit committee conducted additional procedures and actions to mitigate risks of the short seller allegations. However, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

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

We, the VIE and the VIE’s subsidiaries have been providing UAV commercial solutions since 2014. Although we have experienced growth, our historical performance may not be indicative of our future performance due to our limited operating history. We are currently commercializing our products and air mobility solutions, and have a short history of accepting orders for our products and delivering them to customers for testing, training and demonstration purposes. There is only a limited historical basis for making judgments on the demand for our products and services or our ability to produce and deliver products and air mobility solutions, or to become profitable in the future.

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

•	successfully market our commercial solutions;

•	improve and maintain our operational efficiency; and

•	attract, retain and motivate talented employees.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As our business grows, we, the VIE or the VIE’s subsidiaries may adjust our product and service offerings. These adjustments may not bring about expected results and may instead have a material and adverse impact on our financial condition and results of operations. For example, we and the VIE historically manufactured and sold consumer drones while we and the VIE were developing our pilotless eVTOL aircraft and commercial solutions. Our consumer drone business was not successful. We and the VIE gradually phased out this business to focus on more innovative products and services. Our revenue structure may continue to evolve in response to market demand. In particular, we expect the relative revenue contribution from air mobility solutions to increase and that from aerial media solutions to decrease in the foreseeable future. Our growth is dependent on the development of such new products and services. We may not accurately identify market needs before we invest in the development of a new product or a new service. In addition, we might face difficulties or delays in the development process, which may result in losses in our market share and competitive advantages.

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

Our UAVs and commercial solutions are subject to safety standards, and the failure to satisfy such mandated safety standards or failure to design, manufacture and operate safe and high-performance products and related operating systems and infrastructure would have a material adverse effect on our business and operating results.

Sales of our products must comply with applicable standards in the market where they are sold, including standards on design, manufacturing and operation. In China, for example, certain components of our products must pass various tests and undergo a certification process and be affixed with a China Compulsory Certificate, or CCC, before they can be installed on our products. We cannot assure you that we have obtained the CCC for all the components of our products that are listed in the CCC Product Catalogue. Failure to install components with a CCC may prevent us from selling the affected products and negatively affect our manufacturing and sales of our products. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation” for further details. In the United States, the FAA oversees the safety of aircraft operations in the national airspace system and has the authority to grant airworthiness certificates and related exemptions to unmanned aircraft systems. If we fail to have our products satisfy applicable aerial vehicle standards in any jurisdiction where we operate, our business and operating results would be adversely affected. To achieve a high level of safety assurance, we have also established our own products safety standards. While we are committed to producing safe and high-quality products, there can be no assurance that our safety technology will be effective in preventing incidents related to product safety, such as accidents involving our products. Failure to ensure the safe operation of our products will affect our reputation and the sales of our products, which will ultimately adversely affect our business operation and financial results.

We have incurred, and in the future may continue to incur, net losses.

We have incurred net losses in the past. In 2021, 2022 and 2023, we had net losses of RMB313.9 million, RMB329.3 million, and RMB302.3 million (US$42.6 million), respectively, and we had net operating cash outflows of RMB121.6 million, RMB173.5 million, and RMB88.4 million (US$12.5 million), respectively, in the same years. We expect our net losses to increase in future periods as we continue to expand our business and operations. See “Item 5. Operating and Financial Review Prospect—B. Liquidity and Capital Resources” for more information on our liquidity and capital resources. We also expect to incur substantial costs and expenses as a result of being a public company.

We cannot assure you that we will be able to generate net profits or positive operating cash flows in the future. Our ability to achieve profitability depends in large part on, among other factors, our ability to increase orders and sales of our eVTOL aircraft and other UAVs, commercial solutions and services, achieve economies of scale, establish effective pricing strategies, effectively navigate the regulatory environments in different jurisdictions, and increase operational efficiency. If we are unable to generate adequate revenues or effectively manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability.

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

We expect competition in our industry to intensify in the future in light of increased demand for alternative transportation, continuing globalization and consolidation in the global UAV industry. Factors affecting competition include, among others, ability to innovate, development speed, product quality, reliability, safety and features, pricing and customer service. Increased competition may lead to lower product unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects.

Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and will affect our market share. If our competitors introduce products or services that are superior in quality or performance and/or lower in price compared with our offerings, we may lose existing customers or be unable to attract new customers at prices that would allow us to generate attractive rates of return on our investment, if at all.

Any significant cybersecurity incident or disruption to our operating systems, command-and-control centers, or information systems and infrastructure could subject us to significant reputational, financial, legal and operational consequences.

We depend on our and the VIE’s integrated in-flight operating systems and on-the-ground infrastructure to operate our products and services. Any material disruption to or slowdown of our operating systems or infrastructure could cause our products to malfunction or result in outages or delays in our services, which could harm our brand and adversely affect our operating results.

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

We could be subject to breaches of security by hackers. Although we proactively employ multiple measures to defend our systems against intrusions and attacks, our measures may not prevent unauthorized access or use of sensitive data. A breach of our UAV operating systems or command-and-control systems may result in product damages, data losses and, in extreme cases, accidents or hijacking of our UAVs to perform unlawful activities.

A cybersecurity breach could harm our reputation and deter our customers and potential customers from using our products. In addition, any such breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines.

In addition, we rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. A successful cyberattack or other cybersecurity incident could result in the theft or destruction of our operational, financial and other data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cybersecurity incidents are increasing in their frequency, sophistication, level of persistence and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, ransomware, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. For example, in July 2023, we experienced a cybersecurity incident that caused a temporary disruption in accessing specific approval processes within our internal and independently functioning approval OA system. To mitigate the impact, we undertook several measures, including promptly restored a backup version. The OA system has no direct interface with other operational or financial systems, and no sensitive data leakage was reported up to the date of this annual report. We believe the impacts of the cybersecurity incident were immaterial. We may also experience cybersecurity incidents that may remain undetected for an extended period. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cybersecurity incidents are a threat, and there can be no assurance that our efforts will prevent cybersecurity incidents that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition.

An accident involving a UAV provided by us or another manufacturer could harm the UAV industry.

An accident involving a UAV provided by us or another manufacturer could cause regulatory agencies around the world to tighten restrictions on the use of UAVs, particularly over-populated areas, and could cause the public to lose confidence in our products and UAVs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We, the VIE or the VIE’s subsidiaries could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high-profile accident occur resulting in substantial casualty or damages, either involving our UAVs or products offered by other companies, public confidence in and regulatory attitudes toward UAVs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and results of operations.

Our products may not perform in line with customers’ expectations. Any product defects, accidents or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, revenue loss, delivery delays and product recalls, which could harm our brand and reputation. Any product recall or lawsuit seeking significant monetary damages either in excess of or outside of our insurance coverage may have a material adverse effect on our business and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our products, including any systems or components sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary and whether caused by systems or components engineered or manufactured by us or our suppliers, could incur significant expenses and adversely affect our brand image in our target markets. They may also inhibit or prevent commercialization of our current and future product candidates.

We may become subject to product liability claims or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may be exposed to significant product liability claims if our products do not perform as expected or malfunction. Any defects, errors, or failures in our products or the misuse of our products, operating systems and infrastructure could also result in injury, death or property damage. Our risks in this area are particularly pronounced given we have limited field experience in the operation of our products. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of our current and future models. Our insurance coverage might not be sufficient to cover all potential product liability claims. In addition, the same level of insurance coverage may not be available in the future at economical prices, or at all. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition and result of operations.

We generally provide standard warranties on our products. The term of a warranty is between six months to three years, depending on the product line and the specific part or component. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects or other problems, including costs related to product recalls. Warranty claims may also lead to litigation. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition.

If we fail to successfully develop and commercialize new products, services and technologies that are well received by customers, our operating results may be materially and adversely affected.

Our future growth depends on whether we can continually develop and introduce new generations of our existing product lines and update our operating systems and infrastructure with enhanced functionalities and value-added services. This is particularly important in the current industry landscape where technologies and consumer preferences evolve rapidly, which may shorten the lifecycles of our existing products. We plan to upgrade our current models and introduce new models in order to continue to provide products with the latest technologies. As technological advancements can be complex and costly, we could experience delays in the development and introduction of new products and services in the future.

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

We delivered two, four, and six EH216 series products abroad in 2021, 2022, and 2023, respectively. We have entered into sales contracts with customers outside China. In 2021, we delivered our EH216 series products to customers in Korea and Indonesia. In 2022, we delivered our EH216 series products to customers in Sweden, Mexico and Israel. In 2023, we delivered our EH216 series products to customers in Japan, Brazil, Columbia, Saudi Arab and Qatar. As international expansion is one of our core strategies, we expect our international sales to increase in the future. In markets outside China, we generally have less experience in marketing, selling and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. International sales and operations are subject to risks such as:

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

Additionally, to export our products to certain jurisdictions, we may face challenges in coordinating with both PRC and the applicable foreign governments and regulatory authorities. If we cannot export our products to such jurisdictions, our business, prospects, financial condition and operating results may be materially and adversely impacted.

The failure to manage any of these risks could negatively affect our international business and consequently our overall business and operating results. In addition, the concern over these risks may also prevent us from entering into, or marketing, selling or releasing certain of our products and commercial solutions and related services in, certain markets.

We may rely on some third-party distributors for sales, marketing and distribution activities relating to our products.

Currently we do not rely on any third-party distributors for sales, marketing and distribution activities relating to our products. However, some of our business partners may act as third-party distributors that sell, market and distribute our products to their customers in the future. Accordingly, we may be subject to a number of risks associated with third-party distributors, including a lack of day-to-day control over the activities of third-party distributors selling or using our products and solutions; third-party distributors may terminate their arrangements with us on limited or no notice, or may change the terms of these arrangements in a manner that is unfavorable to us for reasons outside of our control; and any disagreements with our third-party distributors could lead to costly and time-consuming litigation or arbitration. If we fail to establish and maintain satisfactory relationships with our third-party distributors, we may not be able to sell, market and distribute our products according to our internal budget and plans, our future revenues and market share may not grow at a pace that we expect, and we could be subject to increases in sales and marketing and other costs which would harm our results of operations and financial condition.

Our operations may be interrupted by production difficulties or delays due to mechanical failures, utility shortages or stoppages, fire, natural disaster or other calamities at or near our facilities.

Production difficulties, such as capacity constraints, mechanical and systems failures and the need for equipment upgrades, may suspend our production and/or reduce our output. There can be no assurance that we will not experience problems with our production facilities in the future or that we will be able to address any such problems in a timely manner. Problems with key equipment in one or more of our production facilities may affect our ability to produce our products or cause us to incur significant expenses to repair or replace such equipment. Scheduled and unscheduled maintenance programs may affect our production output. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our business and prospects are heavily dependent on our ability to build, maintain and strengthen the EHang brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality products and commercial solutions and engage with our customers as intended. In addition, we expect that our ability to develop, maintain and strengthen the EHang brand will also depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of engaged online and offline users as well as other branding initiatives, such as product shows and events. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our EHang brand could be subject to adverse publicity if incidents related to our products occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our brand. Furthermore, we may be affected by adverse publicity related to our manufacturing or other partners, whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions of the quality of our partners’ products and services. In addition, from time to time, our products and commercial solutions are evaluated and reviewed by third parties. Any unfavorable reviews could adversely affect consumer perceptions of our products and commercial solutions.

Weather and seasonality may have a material adverse effect on our operations.

Our sales of products and commercial solutions may be affected by weather and seasonality. Our commercial solutions are mainly delivered outdoor. Customers may choose alternative transportation in severe weather conditions in consideration of safety factors, even if our products are able to endure such conditions. As a result, our business, financial condition and operating results may be materially and adversely impacted by the weather conditions. Our operating results may vary from period to period due to many factors, including seasonal factors that may have an effect on the demand for our commercial solutions in the future. As a result, our quarterly results of operations and financial position at the end of a particular quarter may not necessarily be representative of the results we expect at year-end or in other quarters of a year. Our operating results would suffer if we did not achieve revenues consistent with our expectations due to seasonal demand and weather changes because many of our expenses are based on anticipated levels of annual revenues.

Any decline in the business of our business partners or the deterioration of our relationship with them could have a material adverse effect on our operating results.

We collaborate with various business partners to promote our products and commercial solutions. There can be no guarantee that those business partners will continue to collaborate with us in the future. If we are unable to maintain good relationships with our business partners, or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease.

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

We rely on external suppliers for raw materials and certain key externally sourced components and parts used in the assembly of our products, and have limited control over the quality of these components and parts.

We purchase certain key externally sourced components and raw materials, such as computers chips, batteries, motors and electronic displays, from external suppliers for use in our assembly, production and operations of our products. A continuous and stable supply of components and raw materials that meet our standards is crucial to our assembly, production and operations. We cannot assure you that we will be able to maintain our existing relationships with our suppliers and continue to be able to stably source key components and raw materials at reasonable prices, or at all. We have integrated our suppliers’ technologies within our products such that having to change to an alternative supplier may cause significant disruption to our operations. The supply of key components could be interrupted for any reason, or there could be significant increases in the prices of these key components. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control, or that we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. If any of these events occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We cannot guarantee that the quality of components and parts manufactured by external suppliers will be consistent and maintained at a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our products and hence compromise our brand image and results of operations. In extreme situations, we may be exposed to liabilities as a result of significant damages caused by certain components from external suppliers and we cannot assure you that we will be able to obtain sufficient insurance coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business, financial condition and operating results.

Safety issues or public perceptions of safety issues concerning lithium-ion batteries could have a material adverse impact on our business.

The battery packs installed on our products make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery packs used for our products are designed to passively contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of our products could occur, which could result in accidents, casualty or damages, and subject us to lawsuits, product recalls, and/or redesign efforts. Also, negative public perceptions regarding the suitability of lithium-ion cells for aircraft applications or any future incident involving lithium-ion cells, even if such incident does not involve our products, could seriously harm our business. In addition, we store a significant number of lithium-ion cells at our facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall.

We rely on third-party logistics providers to deliver our domestic sales orders and certain overseas orders. Inadequate third-party logistics services or failure to mitigate the risks of damage or disruption to our distribution logistics could adversely affect our business.

Our ability to transport and sell our products is critical to our success across our operations. We typically rely on third-party logistics service providers to deliver our domestic sales orders and certain overseas orders. Damage or disruption to our distribution logistics due to disputes, weather, natural disasters, fire, explosions, terrorism, pandemics or labor strikes could impair our ability to distribute or sell our products. Inadequate third-party logistics services could also potentially disrupt our distribution and sales and compromise our business reputation. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

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

Our reputation is sensitive to allegations of unethical business practices. We do not control the business practices of our business partners, independent contractors and suppliers, sales agents, dealers or third-party logistics services providers. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, sales agents or dealers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our suppliers, business partners, sales agent, dealers or third-party logistics services suppliers or the divergence of their labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity, diminish our brand image and reduce demand for our products and commercial solutions.

If customers modify our products or operating systems, the products may not operate properly, which may cause damage, create negative publicity and harm our business.

Our customers may try to modify our products or operating systems for various reasons, which could compromise the performance and safety of our products, as well as the safety of their passengers. During such modifications, they may use third-party parts that may not be compatible with our products. We do not test, nor do we endorse, such modification. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from product malfunctioning. Any injuries or damages resulting from such modifications or misuses could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and operating results.

A new health epidemic could significantly disrupt our operations and adversely affect our results of operations.

Our business could be significantly affected by public health epidemics that may hit China and/or other countries where we sell our products, such as the outbreak of coronavirus, avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. For example, the severity of the past COVID-19 pandemic resulted in lock-downs, travel restrictions and quarantines imposed by governments across the world and materially affected general commercial activities on a global scale. In 2022, we experienced delayed fulfillments from suppliers as well as reduced demand for our products from the tourism sector, which suffered disproportionately from the pandemic. The majority of our revenue generated from sales of the EH216 series products are from a limited number of customers that mainly operate our products in tourism locations in China, rather than in broad, mainstream commercial operations. Therefore, in 2021 and 2022, we faced delayed collection of our accounts receivable from some of our customers later than the due dates. A COVID-19 outbreak may result in these customers ceasing purchases, canceling or reducing orders for our products or services, or failing to make payments owed to us in a timely manner or at all, which may materially and adversely impact our business and result of operations. The COVID-19 pandemic had caused an economic downturn in many countries. Such general economic slowdown may reduce the demand for our products and services. Any future outbreak of a contagious disease, and other adverse public health developments may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

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

Similar security-related concerns may affect our ability to export our products to the United States and other countries. In May 2019, the U.S. Department of Homeland Security advised American companies about the inherent security risks associated with Chinese-made drones. In a related development, the U.S. government was also reportedly considering placing Chinese surveillance systems providers, including Hikvision Digital Technology and Dahua Technology, on a trade blacklist that would cut off their access to American hi-tech suppliers. We cannot assure you that our products will not be placed on such trade blacklist in the future. If that event occurs, our ability to export our products to the United States will be adversely affected.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, operating systems and infrastructure or their components, which could make it more difficult for us to operate our business. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights by us, the VIE or the VIE’s subsidiaries or otherwise assert their rights against us, the VIE or the VIE’s subsidiaries. Moreover, our, the VIE’s or its subsidiaries’ applications and uses of trademarks relating to design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. We, the VIE or the VIE’s subsidiaries may also fail to apply for key trademarks in a timely manner. For example, there are some precedent registrations by several other Chinese companies of the trademark “ ” (the Chinese characters for our brand, “EHang”) for vehicles and bicycles, which fall into the same class of products as remote aerial vehicles and aerospace transportation. Although we received a favorable judgement in a proceeding relating to such precedent registrations, we may continue to face intellectual property infringement claims in the future.

If we, the VIE or the VIE’s subsidiaries are determined to have infringed upon a third party’s intellectual property rights, the VIE or the VIE’s subsidiaries may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or using products or offering goods or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our, the VIE’s or its subsidiaries’ products, operating systems and infrastructure, components or services; or

•	establish and maintain alternative branding for our, the VIE’s or its subsidiaries’ products and services.

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

As of March 31, 2024, we and the VIE together owned 396 issued patents, 313 pending patent applications, 370 registered trademarks, and 24 registered copyrights in China in relation to our and the VIE’s technologies. We cannot assure you that our or the VIE’s pending patent applications will be granted. Even if our or the VIE’s applications are successful, patents may be contested, circumvented or invalidated in the future.

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

Through our UAVs, app and command-and-control systems, we log information about each UAV’s use, such as charge time, battery usage, mileage and location information, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the flying experience. Images and videos captured by cameras attached to our UAVs are stored on our servers, servers of third-party cloud storage providers or other servers designated by our customers. We, therefore, process, including but not limited to collect, store, process, use, transfer, provide, disclose and delete, personal data from our users in order to better understand and serve our users. Such personal data processing also enables our content feeds recommendation. Possession and use of our users’ flying behavior and data in conducting our business may subject us to legislative and regulatory oversight in China and other jurisdictions, such as the European Union and the United States. For example, in January 2018, the European Union promulgated the General Data Protection Regulation to further protect fundamental rights in privacy and personal information so that members of the general public have more control over their personal information. Regulations in relevant jurisdictions may require us to obtain user consent for the collection of personal information, restrict our use of such personal information and hinder our ability to expand our user base. In the event of a data breach or other unauthorized access to our user data, we may have obligations to notify users about the incident and we may need to provide some form of remedy for the individuals affected by the incident.

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

If users allege that we have improperly used, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. A major breach of our network security and systems could create serious negative consequences for our business and future prospects, including possible fines, penalties, reduced customer demand for our products, and harm to our reputation and brand. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation” for further details.

The execution of our business plans requires a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute the equity interests of our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our manufacturing capacity, roll out new products and solutions and provide commercial services. We may also need significant capital to maintain our existing property and equipment. We believe that our balances of cash and cash equivalents, fund available from maturity of short-term deposit, short-term investments and restricted short-term deposits as of December 31, 2023 will be sufficient to meet our sustainable operations and material cash requirements, including capital expenditures, for at least the 12 months after the date of this annual report. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.

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

We have entered into strategic alliances with various business partners, and may in the future enter into joint research and development agreements or co-branding agreements with third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties. If any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

Starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States and both China and the United States have each imposed additional tariff since then. The United States may also in the future impose tariffs on the importation of consumer products related to our business, such as eVTOL aircraft. In addition, the European Union has imposed tariffs on imports of eVTOL aircraft originating from the PRC. We plan to export our products to the United States and the European Union. Any new tariffs on eVTOL aircraft or other relevant products imposed by the United States or the European Union may significantly increase our costs. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We, the VIE and the VIE’s subsidiaries have limited insurance coverage, which could subject us to significant costs and business disruption.

We, the VIE and the VIE’s subsidiaries have limited liability insurance coverage for our products and business operations. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful liability claim against us, the VIE or the VIE’s subsidiaries due to injuries or damages suffered by our users could materially and adversely affect our financial condition, results of operations and reputation. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption could result in substantial cost to us and diversion of our resources. Furthermore, China, the United States or any other jurisdiction relevant to our business may impose requirements for maintaining certain minimum liability or other insurance relating to the operation of our products. Such insurance policies could be costly, which would reduce the demand for our products. Alternatively, certain insurance products that would be desirable to operators may not be commercially available, which would increase the risks of operating our products and also reduce the demand for them.

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

We adopted the 2015 Share Incentive Plan, or the 2015 Plan, the 2019 Share Incentive Plan, or the 2019 Plan, and the 2023 Share Incentive Plan, or the 2023 Plan (collectively, the “Plans”), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with U.S. GAAP. Under the Plans, we are authorized to grant restricted share units and other types of awards. As of the date of this annual report, the maximum number of ordinary shares that may be issued pursuant to all awards granted under the 2015 Plan, the 2019 Plan, and the 2023 Plan is 8,867,053, 13,941,558, and 7,592,899, respectively. As of March 31, 2024, 6,170,180 restricted share units and 4,737,557 share options had been granted and were outstanding under the Plans. As of December 31, 2023, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB347.0 million (US$48.9 million).

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

If we fail to implement and maintain an effective system of internal controls to remediate the material weaknesses in our internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be materially and adversely affected.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, and the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm, identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to our (i) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements, and (ii) lack of monitoring of the collection of accounts receivable on a timely basis.

We have taken measures and plan to continue to take measures to remediate the material weaknesses. See “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” However, these measures did not fully address all material weaknesses in internal control over financial reporting, and we concluded that the material weaknesses relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and lack of monitoring of the collection of accounts receivable on a timely basis still existed as of December 31, 2023. Our failure to remediate the material weaknesses or our failure to discover and address any other control deficiencies could result in misstatements in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2020. In addition, once we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The VIE and its subsidiaries accounted for 0.4%, 0.01% and 7.9% of our consolidated revenues for the years ended December 31, 2021, 2022 and 2023, respectively. While we do not expect the VIE and the VIE’s subsidiaries to generate a significant portion of revenue on a consolidated basis, we have relied on and expect to continue to rely on contractual arrangements with the WFOE, the VIE and the VIE’s shareholders for certain business operations in the PRC. These contractual arrangements may not be as effective as direct ownership in providing us with over the power to direct the significant activities of the VIE. For example, the VIE and the VIE’s shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

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

As of March 31, 2024, Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 30.7% of our total issued and outstanding share capital and 81.6% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2024. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 26, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Each of the WFOE and the VIE is currently qualified as a high and new technology enterprise, or HNTE, and as such is eligible for a 15% preferential tax rate, which will expire in December 2026 and December 2025, respectively. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2023, our PRC subsidiaries and the VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may be unable to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

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

Our PRC subsidiaries and the VIEs may be subject to monetary liability if their share capital is not fully paid up before statutory deadlines.

On December 29, 2023, an amendment to the PRC Company Law was promulgated by the Standing Committee of the National People’s Congress, which will take effect on 1 July 2024, shortening a company’s period for share capital contribution to 5 years. In addition, the State Administration for Market Regulation or SAMR has released the draft Provisions of the State Council on Implementation of the Registration Administration System for Registered Capital under the Company Law of the People’s Republic of China for public comment, which provides for an additional transition period of three years for companies incorporated before July 1, 2024. Under such rules, the share capital of all of our subsidiaries incorporated in the PRC, as well as Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, and its subsidiaries, shall be paid up by June 30, 2032. However, as such amendment to the PRC Company Law and the corresponding implementation rule has not taken effect, the actual implementation of the aforesaid change is subject to uncertainty. In the event that the share capital is not fully paid up by the statutory deadlines, the registered shareholder(s) of the foregoing companies may be subject to the legal liability including: (a) liability for the interest loss incurred therefrom on the overdue capital contribution amount on the subsidiaries (and possible interest on such loss); and (b) the supplementary compensation liability to creditors of the subsidiaries within the outstanding principal of share capital and overdue contribution interest.

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

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent the underlying Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting.

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

Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, and the market value of the ADSs, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by our business plans including how quickly we use our cash and other liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

In December 2014, EHang Holdings Limited, or EHang Holdings, was incorporated in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing. In the same month, Ehfly Technology Limited, or Ehfly Technology, was incorporated in Hong Kong as a direct, wholly-owned subsidiary of EHang Holdings. In addition, the following entities were incorporated to engage in the business of product manufacturing and sales and the provision of commercial solutions and related services:

•

In October 2015, Ehfly Technology established EHang Intelligent Equipment (Guangzhou) Co., Ltd., or the WFOE, as a wholly-owned subsidiary in China. The WFOE is engaged in the research, development, manufacture and sale of UAVs, and the research and development of software, communication technology and UAV technologies related to air mobility and intelligent aviation.

•

In January 2016, we obtained a controlling financial interest in Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, because the WFOE entered into a series of contractual arrangements with the VIE and the VIE’s shareholders. The VIE is primarily engaged in the research, development, manufacture and sale of pilotless eVTOL aircraft, and the research and development of UAV operating systems and infrastructure.

•	In June 2020, the WFOE, jointly with two other shareholders, established Yunfu EHang Intelligent Technology Limited to manufacture mainly pilotless eVTOL aircraft.

•	In March 2021, the VIE established Guangdong EHang General Aviation Co., Ltd., to provide operational flight services with pilotless eVTOL aircraft.

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

On December 12, 2019, the ADSs commenced trading on the Nasdaq Global Market under the symbol “EH.” We raised US$33.9 million in net proceeds from the issuance of new shares in our initial public offering after deducting underwriting commissions and the offering expenses payable by us. In January 2020, the underwriters exercised their over-allotment option and we raised US$1.0 million in net proceeds from the issuance of new shares after deducting underwriting discounts and offering expenses payable by us.

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

We are a leading urban air mobility (“UAM”) technology platform company founded in 2014, with a mission to make safe, autonomous and eco-friendly air mobility accessible to everyone. We believe we were the first in the world to launch and deliver proprietary passenger-carrying pilotless eVTOL aircraft, related command-and-control systems and commercial solutions, setting new milestones in pilotless eVTOL aircraft innovative technologies and the emerging UAM market. In 2019, we became the world’s first publicly traded technology company in the global UAM industry by listing on Nasdaq.

In today’s increasingly populated and interconnected world, traditional modes of urban transportation continue to contribute to congestion and pollution, and they are largely confined to land-based infrastructure. Mobility for the future requires a revolutionary solution. While the sky above has always been a possibility, we brought a safe, autonomous, eco-friendly, cost-effective, easy-to-use and efficient air mobility solution one step closer to reality when we unveiled our first passenger-carrying pilotless eVTOL aircraft in 2016. Our eVTOL aircraft require minimal space for vertical take-off and landing, enabling urban travel to expand to the three-dimensional space. Our eVTOL aircraft technologies have the potential to reduce road traffic and associated congestion by taking transportation to the skies while utilizing electric power to reduce pollution. We believe eVTOL aircraft technologies will transform the future of transportation, and benefit the society and communities by improving lives and creating new industries.

Unlike other manually controlled UAVs and piloted eVTOL aircraft, our intelligent eVTOL aircraft can fly and operate autonomously from take-off to landing in pre-determined flight routes without any pilot onboard. Our in-flight operating systems and on-the-ground infrastructures enable reliable, real-time and cluster management of a fleet of pilotless eVTOL aircraft and efficient operations at scale.

We strive to design safe, reliable and functional products. We adopt a full redundancy design approach for our eVTOL products to avoid single points of failure. During the airworthiness certification by the Civil Aviation Administration of China (the “CAAC”), the safety, airworthiness, performance, functionality, usability and reliability of our EH216-S have been thoroughly and rigorously validated through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. These tests included but were not limited to main material performance, structural strength, flame resistance, crashworthiness, gas toxicity, environmental conditions of equipment and systems, software simulation, data links, ground control stations, overall system functionality, electromagnetic compatibility, flight performance and flight stability characteristics. In October 2023, we obtained the type certificate (the “TC”) for EH216-S from the CAAC, the world’s first of its kind for passenger-carrying pilotless eVTOL aircraft, demonstrating that the type design of our EH216-S is qualified for conducting passenger-carrying commercial operations. Since December 2023, our certified EH216-S with the standard airworthiness certificate (the “AC”) issued by the CAAC began delivery to our customers. In April 2024, we further obtained the production certificate (the “PC”) issued by the CAAC allowing our mass production of the EH216-S. As of March 31, 2024, the flight footprints of our passenger-carrying pilotless eVTOL aircraft have accumulated about 47,000 safe trial or demo flights in 15 countries across Asia, Europe and Americas, predominantly in China.

With our strategic positioning to be a UAM platform operator, we adopt an integrated business model by selling products and solutions and providing operational services. We design, develop, manufacture, sell and operate eVTOL aircraft and other UAVs and their supporting systems and infrastructure for a broad range of industries and applications, including air mobility (consisting of passenger transportation and logistics), smart city management and aerial media solutions.

Our major source of revenue comes from our core business, air mobility solutions, from our continued deliveries of the EH216 series products since 2018. We delivered 52 units of the EH216 series in 2023.

As of December 31, 2023, we had delivered 237 units of the EH216 series products, including 220 units of the EH216-S, eight units of the EH216-F and nine units of the EH216-L, mainly operated on a limited trial basis in tourism locations in China, for testing, training, demonstration and trial operation purposes, and we had also delivered four command-and-control centers or systems for smart city management in China.

Our revenues decreased by 22.0% from RMB56.8 million in 2021 to RMB44.3 million in 2022, and then increased by 165.0% to RMB117.4 million (US$16.5 million) in 2023. Our net loss increased by 4.9% from RMB313.9 million in 2021 to RMB329.3 million in 2022, and then decreased by 8.2% to RMB302.3 million (US$42.6 million) in 2023. In 2023, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB104.7 million (US$14.8 million), RMB1.3 million (US$0.2 million) and RMB11.1 million (US$1.6 million), respectively, representing 89.2%, 1.1% and 9.4% of our total revenues, respectively. As of December 31, 2023, our accumulated deficit amounted to RMB1,754.5 million (US$247.1 million).

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

One of the key drivers of eVTOL technology is the rapid development of battery technology driven by continued investment in ground-based electric vehicles. Lithium-ion batteries are becoming more efficient, with higher capacity and energy density, shorter charge times, and longer cycle life. These advancements are enabling eVTOL aircraft to fly longer distances and carry more passengers and cargo, while reducing the weight and cost of the overall system. Moreover, distributed electric propulsion (“DEP”), which uses multiple small electric motors instead of a single central engine, makes quiet and cost-effective eVTOL aircraft accessible. Other critical enablers include the development of advanced materials and manufacturing techniques, which are helping to reduce the weight and improve the performance of eVTOL aircraft, and the telecommunications and sensor technologies that are essential for safe and efficient operation of these aircraft.

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

As a result, eVTOL technologies are making UAM possible, unlocking greater freedom of mobility. eVTOL aircraft could become an important part of a three-dimensional mobility solution that connects the ground, the sea and the sky for future’s transportation.

Pilotless eVTOL Aircraft Bring Revolutions to UAM

Pilotless eVTOL aircraft are transforming the UAM landscape, bringing a host of benefits that were previously unattainable. The integration of artificial intelligence and autonomous systems into eVTOL aircraft enables them to reduce traffic congestion and accidents caused by human driver errors. With an on-demand ridesharing network, pilotless air taxi can increase the utilization of vehicles, improving travel efficiency and convenience for commuters. The resulting reduction in traffic congestion and commute times can significantly enhance the quality of life for urban residents.

Additionally, pilotless aircraft can save costs on professional pilots, who are often scarce and expensive to train. With autonomous systems, it is also convenient to effectively manage large-scale aircraft fleets and flight routes. The ability to remotely monitor and control aircraft in emergencies makes them a reliable transportation option for emergency services and critical medical supplies.

Furthermore, with their vertical take-off and landing capabilities, eVTOL aircraft can utilize more urban airspace and reduce the strain on ground transportation infrastructure. The introduction of pilotless eVTOL aircraft has the potential to change the way people live and travel, bringing social and economic revolutions in many conventional fields, including tourism and local transportation.

Significant UAM Market Opportunities

The potential of global UAM market is immense and is expected to grow exponentially over the next few decades. Since 2023, China has positioned the low-altitude economy as one of the national strategic emerging industries, and promoted increasingly favorable policies and regulations for the development and UAM operations of pilotless, electric, intelligent UAVs and eVTOL aircraft. Based on its large populations and massive market demand, the China low-altitude economy market has great potential for our pilotless eVTOL aircraft with various use cases in aerial tourism, urban transportation, aerial logistics, emergency services, smart city management, etc. Besides, China’s efficient and cost-effective UAV and electric vehicle manufacturing and supply chain competence bolster up its UAM market growth potential.

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

Our Competitive Strengths

Pioneer and leader in the global UAM industry

As the world’s leading UAM technology platform company, we are the pioneer and leader in the global UAM industry with prominent first-mover advantages.

We unveiled the world’s first passenger-carrying pilotless eVTOL aircraft, the EH184, at CES in the U.S. in 2016, attracting worldwide interest and passion to this disruptive technological revolution and the emerging UAM industry.

We developed and established the first command-and-control system and center at our headquarters in Guangzhou, China, in 2017, enabling cluster management of our pilotless eVTOL aircraft and UAVs through an intelligent system platform.

In March 2018, we started our first delivery of a unit of the EH216-S, our dual-seat passenger-carrying pilotless eVTOL aircraft, to a customer for testing, training and demonstration purposes. This was believed to be the world’s first commercial delivery of a passenger-carrying pilotless eVTOL aircraft in the UAM industry. Since then, as of December 31, 2023, we had delivered a total of 237 units of the EH216 series products to our customers worldwide, mainly operated on a limited trial basis in aerial tourism usage scenarios in China, for testing, training, demonstration and trial operation purposes. With the delivery record unparalleled by others, we are a pioneer in the market and a leading player in the global UAM industry.

In December 2019, EHang was successfully listed on Nasdaq following an initial public offering, becoming the world’s first publicly traded company in the UAM industry.

As a first mover, we not only design, develop, manufacture and sell our pilotless eVTOL aircraft and UAV products, but also actively collaborate with our customers and partners to explore various practical use cases through operating our products globally. As of March 31, 2024, the flight footprints of our passenger-carrying pilotless eVTOL aircraft have accumulated about 47,000 safe, autonomous trial or demo flights in 15 countries across Asia, Europe and Americas, predominantly in China. The industry-leading flight record demonstrated our product safety, reliability, adaptability and performance in different environments.

We are also a first mover in certification breakthrough in global eVTOL aircraft industry. In 2023, our EH216-S obtained the TC and standard AC from the CAAC, demonstrating that the EH216-S is qualified for conducting passenger-carrying commercial operations. In April 2024, we further obtained the PC from the CAAC, allowing our mass production of EH216-S. These certificates are not only the world’s first for the new type of passenger-carrying pilotless eVTOL aircraft, but also serves as an epoch-making milestone for commercial UAM operations.

Proprietary and revolutionary pilotless eVTOL aircraft and UAV technologies

With our mission to make safe, autonomous and eco-friendly air mobility accessible to everyone, we have proprietarily developed the revolutionary pilotless eVTOL aircraft and UAV technologies and products through deeply integrating our strong expertise in the fields of both aviation and software system. This makes our products different from helicopters and piloted eVTOL aircraft and UAVs.

With safety as the orientation as well as our first priority above anything else, we innovate and stick to three fundamental technological principles, which are redundancy, autonomous flying, and cluster management that are reflected in all of our products.

To ensure the safety, we adopt a full redundancy design and technologies in our products from day one in order to avoid single points of failure. Through the configuration of distributed electric propulsion, our pilotless eVTOL aircraft provide a safe and reliable propulsion system with backups for key components and sub-systems. If any would malfunction, the fail-safe system in our intelligent flight control systems can automatically monitor the situation in real time and quickly respond to restore the lost functionality through backups to ensure safety. For example, our EH216 series have 16 coaxial propellers driven by 16 independent motors mounted on 8 arms. According to our tests, the aircraft could still land safely even if any three propellers were intendedly stopped in flight, although the probability of which happens is extremely rare in normal situations. Additionally, our redundancy design is also reflected in our electric systems, sensors, flight control systems, communication systems, etc. to strengthen safety and reliability of our products.

Autonomous flying is also embedded in our genes from day one. Unlike other manually controlled UAVs or piloted eVTOL aircraft, our intelligent pilotless eVTOL aircraft and UAVs can fly without any human pilot onboard and operate autonomously from take-off to landing along pre-determined flight routes under the safe protection by electric fence within the pre-approved airspace.

Cluster management is another key principle as well as our technological advantage to ensure flight safety and autonomy. Our proprietary airborne operating systems and on-the-ground command-and-control systems, or standalone smartphone-or-tablet-or-computer-based controller app, enable reliable and simultaneous management of aircraft fleets at scale. Through high-speed telecommunication networks, it allows real-time monitoring and warning of flight data and status of our products, route planning and fleet management, remote control in emergencies to take contingency measures, etc. to ensure flight safety and enhance intelligence and efficiency.

With the three technological principles, we strive to make safe, reliable and functional products through strict tests. During the airworthiness certification by the CAAC, the safety, airworthiness, performance, functionality, usability and reliability of our EH216-S have been thoroughly and rigorously validated through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. These tests included but were not limited to main material performance, structural strength, flame resistance, crashworthiness, gas toxicity, environmental conditions of equipment and systems, software simulation, data links, ground control stations, overall system functionality, electromagnetic compatibility, flight performance and flight stability characteristics.

World’s first type certificate for passenger-carrying pilotless eVTOL aircraft

The aviation industry has a nature of high and strict threshold of safety, regulations and certifications. New types of eVTOL aircraft are required to obtain TC and AC from the aviation regulator to be allowed for commercial operations.

As the first mover of electric passenger-carrying pilotless eVTOL aircraft, we were dedicated to not only designing, developing, and manufacturing our products that are able to be certified, but also collaborating with the CAAC and contribute our years of practice and experience to formulating the innovative type certification standards from a holistic view for our pilotless eVTOL aircraft from zero to one.

The CAAC took the lead to officially start the first type certification process for a passenger-carrying pilotless eVTOL aircraft since it accepted our TC application for EH216-S in January 2021. In February 2022, the CAAC formally adopted and issued the Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, according to the CAAC’s Regulations on Certification of Civil Aviation Products and Parts (CCAR-21). It lays down the certification basis and provides clear safety requirements for the type certification of EH216-S, including flight performance, aircraft structures, design and constructions, propulsion systems, systems and equipment, data link, ground control station, etc. This Special Conditions is regarded as a significant milestone of the world’s first airworthiness standard specially for a passenger-carrying autonomous eVTOL aircraft, and was shared as an innovative case study by the CAAC for other countries’ reference in formulating related regulations at the International Civil Aviation Organization (“ICAO”) Assembly Conference in September 2022.

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

In the final phase, we have manufactured several EH216-S conforming aircraft in our Yunfu production facility, passed the manufacturing conformity inspection by the CAAC, and conducted required compliance tests at flight bases in Guangzhou and Hezhou as well as laboratories in other locations. The validation process scrutinized components, equipment, and the entire aircraft for prefabricated defects, faults and interferences during both laboratory experiments and flight trials. With that, the safety, airworthiness, performance, functionality, usability and reliability of the EH216-S have been thoroughly and rigorously validated through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. In October 2023, we obtained the TC for EH216-S from the CAAC, demonstrating that the type design of EH216-S is qualified for conducting passenger-carrying commercial operations. As the world’s first TC for unmanned eVTOL, the EH216-S type certificate not only sets a benchmark for the airworthiness certification of innovative eVTOLs in China and overseas, but also serves as an epoch-making milestone for commercial UAM operations.

A rich set of product portfolio for diversified commercial solutions

Based on our first priority of safety as well as our three fundamental technological principles, we have developed a scalable, integrated UAM technology platform. It carries a rich set of innovative products with differentiated advantages for diversified and immense market demands.

Our proprietary products have multiple designs for different suitable uses, including the EH216-S multi-rotor eVTOL aircraft for short-to-medium-range low-altitude intra-city air mobility, VT-30 lift-and-cruise eVTOL aircraft for long-range inter-city air mobility, the medium-sized UAV Falcon B for industrial uses, and the small-sized GD series drones for aerial media performance. Additionally, we provide flexible and customized solutions for different customer demands by further developing the EH216-F for high-rise firefighting, and the EH216-L for large-payload aerial logistics.

The diversity of our product strategy brings various commercial solutions suitable for our diversified customers and market demand, and also generates extensive revenue streams for our multiple business lines of air mobility solutions, smart city management solutions and aerial media solutions.

Strong in-house research & development and production capabilities

Our cutting-edge pilotless eVTOL aircraft technologies and products rely on our strong in-house R&D capabilities. Motivated by Mr. Huazhi Hu, our founder, chairman and chief executive officer, who has a life-time passion and strong technical expertise in both aviation and command-and-control systems, we value the engineer culture and talents, and keep focusing and investing in technology innovation and product R&D since day one.

As of December 31, 2023, our R&D team accounted for 52.9% of our total employees. As of March 31, 2024, we had 396 issued patents, 313 pending patent applications, and 24 registered software copyrights in China, to protect our key technologies and intellectual property and maintain our core competitiveness in the long term.

We are the first eVTOL company in the world having established a production base with production capabilities of passenger-carrying pilotless eVTOL aircraft. Our Yunfu Production Facility ran into operation in June 2021, with an annual capacity of 600 units of the EH216 series products. It is close to plenty of top-tier suppliers located in the Pearl River Delta area in China, and has a planned total gross floor area of approximately 24,000 square meters and 153 manufacturing team members as of December 31, 2023. Since 2017, we have been certified to AS9100, a globally recognized aerospace and aviation quality management system standard. Further, we obtained the PC from the CAAC in April 2024, allowing our mass production of the certified EH216-S pilotless eVTOL aircraft. This lays a solid cornerstone of our high-quality, efficient and sufficient product manufacturing and delivery capabilities.

Strong customer base and wide partnership network across the value chain to enable UAM ecosystem and commercial operations

With the first certified pilotless eVTOL aircraft available in the market ahead of our peers, we have accumulated a strong customer base and wide partnership network with key stakeholders worldwide including regulators, governments and public sectors, aviation companies, tourism companies, infrastructure providers, telecommunication providers, industry associations, etc. We have also participated in a number of European Union’s UAM demonstration projects. Our joint efforts and collaborations across the value chain will empower the UAM ecosystem for commercial operations and sustainable development.

In addition, the growing market demand for our products and solutions lays a solid foundation for our future revenue growth.

Our Leading Products and Solutions

Adhering to the three fundamental technological principles to ensure safety, which are redundancy, autonomous flying, and cluster management, we have designed, developed and provided turnkey total solutions to our customers including our proprietary pilotless eVTOL aircraft and UAVs, related operating systems and infrastructures.

eVTOL Aircraft and UAVs

Based on different designs and uses, our product portfolio mainly consists of the EH216 series, the VT series, the Falcon B, and the GD series.

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

Our flagship product the EH216-S is an electric dual-seat passenger-carrying pilotless eVTOL aircraft launched in 2018, the next generation upgraded from the EH184 and the EH116, the original single-seat prototypes of our passenger-carrying pilotless eVTOL models. Designed for short-to-medium-range low-altitude intra-city air mobility, it has a suitable flight performance for urban environment, the maximum flight range of 30km, the maximum flight time of 25min, and the maximum speed of 130km/h. With maximum takeoff weight of 620kg, the EH216-S can carry two passengers and an 18-inch luggage per flight, with no pilot onboard, and fly autonomously from the origin to the destination along pre-determined flight routes. Through a large panoramic windshield for wide vision and an intuitive tablet interface in front of the seats, passengers can enjoy the bird’s eye view, check the real-time flight status, and communicate with ground crew for support if needed. The modularized structure with an upper cabin for passengers and a lower compartment to house major components and sub-systems ensures structural safety to better protect passengers.

The EH216-F is a firefighting eVTOL aircraft launched in July 2020. It’s developed from the EH216-S and customized for high-rise firefighting. It is equipped with customized firefighting devices, such as fire extinguishing projectiles and launchers, a firefighting foam tank and a high-pressure nozzle. It is capable of flying up to 600m height to distinguish high-rise fires accurately and efficiently, while traditional rescue ladders and fire nozzles cannot reach the height. In July 2021, the EH216-F has passed a comprehensive 10-month technical examination to prove its reliability and performance through 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China.

The EH216-L is an aerial logistics eVTOL aircraft launched in September 2020. It’s developed from the EH216-S and customized for cargo transportation with 250kg payload.

•	VT Series

The VT series refers to a series of electric lift-and-cruise models we have designed and developed, consisting of the VT-30, the VT-20, and the VT-10. They combine the advantages of both multirotors and fixed wings, enabling vertically takeoff and landing and longer flight range than multirotor aircraft, while with no requirement for large infrastructures such as runways.

The VT-30 is a dual-seat passenger-carrying pilotless eVTOL aircraft. Complementary with the short-to-medium-range EH216-S designed for intra-city air mobility, the VT-30 is designed for long-range inter-city air transportation, driven by eight propellers and fixed wings on both sides, as well as a tail wing and a propeller at the rear, to achieve a maximum balance of lift and push. It’s designed for a maximum flight range of 300km and a maximum flight time of 100min.

The VT-20 and the VT-10 are electric medium-sized lift-and-cruise models with four propellers and fixed wings. They are designed for long-range surveillance, power line inspection, air delivery, and others.

The VT series are currently under internal testing, and have not begun their deliveries.

•	Falcon B

The Falcon B is an electric medium-sized industrial UAV. It is a multirotor with 8 propellers, able to carry 5kg payload to fly 19km in 17min at the maximum speed of 80km/h. As a highly adaptable and extensible flight platform, the Falcon B provides a compatible interface which can be connected and equipped with different custom modules for various industrial uses, such as cargo holds for food or emergency delivery, infrared cameras for forest fire inspection, high-resolution zoom cameras for traffic and facility monitoring, loudspeakers and headlamps for patrolling, etc. They were usually delivered to and adopted by our customers for smart city management.

•	GD Series

The GD series refers to our electric small-sized quadrotor UAVs, consisting of the GD2.0X used for aerial surveillance, last-mile delivery, aerial media performances and others, and the GD3.0 specially for aerial media performances.

Operating Systems

We have proprietarily designed and developed an integrated and digitalized operating platform with airborne operating systems installed in our eVTOL aircraft and UAV products, the command-and-control system, the UAM flight operation and management platform, and related infrastructure to allow our products to operate in various scenarios safely and efficiently. The operating systems for different commercial solutions share the same underlying technological architecture.

Our airborne operating systems include an autopilot and flight control system, a communication system, a battery management system and a safety management system, among other things. They are installed on each of our products to enable autopilot, navigation, real-time monitoring, control and performance adjustment. Human control can be exercised from the ground using smartphones, tablets or computers as well as through our command-and-control system, meeting the varied demands of our customers or passengers and contingencies.

•	Autopilot and Flight Control System

The autopilot and flight control system enables the autonomous operation of our products without any human pilot onboard and helps to ensure that our products fly in pre-determined routes from the origin to the destination with precise vertical take-off and landing.

•	Communication System

We have developed proprietary network protocols based on advanced communication technologies to support high-speed wireless networks between our products and ground command-and-control system. Our communication system is secured with data-encryption technologies for data security. We also use redundant data transmission links, which enable us to switch to a backup communication system if the primary system is breached.

•	Battery Management System

Our intelligent battery management system, or BMS, is an industrial-grade solution that monitors all parameters of our products’ batteries, including temperature, capacity and voltage. The core of our BMS is the self-adaptive smart battery management algorithm that optimizes the balance between performance and battery life and provides accurate predictions based on data and analysis of flight status. To ensure effective management of battery performance and battery life, an onboard battery management unit transmits real-time BMS data to the flight control system and command-and-control system.

•	Safety Management System

Our products use full-redundancy safety technologies in their flight control system, sensors, propulsion system and battery management system. Our proprietary redundancy control algorithms are based on a real-time voting mechanism. Our products are designed with distributed electric propulsion, with an aim of achieving the highest level of safety through redundancy and efficiency. In the event of malfunction of certain parts of our products, the operating systems automatically activate the backup components to ensure proper functioning and performance of our products.

•	Command-and-Control System

We have extensive expertise in command-and-control system. Our proprietary command-and-control system can accurately monitor in-flight status, dispatch aircraft, effect pre-warning and contingency measures, etc. The system ensures that our products fly in pre-determined routes and maintain smooth and efficient operation. It also has the capability to monitor and detect irregularity in the status and operation of our products and to activate contingency measures to restrict and limit actions or movements of our products in emergency situations.

Powered by advanced technologies, our command-and-control system allows for adaptability and scalability. Through continuous uplinks maintained between aircraft and the ground command-and-control system, we are able to simultaneously manage up to 3,500 units of UAVs with precision and accuracy to complete pre-defined actions and movements in the air for aerial media shows.

Besides the command-and-control system for large-scale operations and management, we have also developed an app to enable standalone operations through portable smartphones, tablets or computers to individually monitor and control our products.

As of December 31, 2023, we had delivered four command-and-control centers or systems to our customers for smart city management in Shaoguan, Lianyungang, Hezhou and Shenzhen, in China.

•	UAM Operational Platform

Digitization is essential for UAM flight operation and safety management. We have built a digital UAM operational platform architecture and established a visualized flight operation module for managing the EH216-S flight schedule, ground crew, availability of vertiports and landing pads, and other factors across the entire front-line UAM operational process. This platform, which has been put into trial running internally, is designed to connect and interact with the back-end command-and-control system, as well as the future front-end flight booking and payment service windows through either our own app or third-party apps, in order to provide the operation team with a clear and efficient management platform, and offer passengers a smooth flight booking and riding experience.

Infrastructures

•	Vertiports

Vertiports are also essential for eVTOL aircraft operations and mobility efficiency. We have developed a set of requirements and different concept of vertiport designs for our eVTOL aircraft, and we call it E-Ports.

Taking the EH216-S as an example, each E-Port is identified and registered in our UAM flight operation and management platform, therefore our eVTOL aircraft can serve for on-demand flights only within E-Port network to ensure safety and autonomy.

Our E-Ports can locate flexibly at the rooftop, on mountains, near to parking lots, subway or railway stations, airports or harbors, so as to seamlessly connect with other transportation nodes to expand the three-dimensional travel networks.

The scale of each E-Port is determined by the customer demands, density of flight routes and traffic volumes. It could be either a simple landing pad, or a hub station with several landing pads, charging piles, passenger service areas, hangars for storage and maintenance, and more facilities.

Leveraging the advantages of EH216-S’s smaller size, lighter weight, lower noise, higher flexibility compared with helicopters or larger eVTOL aircraft, the E-Port network is easier to be deployed, established and expanded by operators in urban areas with lesser costs and time. Usually, our customers and partners take the role to build E-Ports for their own operations, while we provide designs and requirements.

•	Charging Piles

We have developed and upgraded several generations of efficient and intelligent charging piles for our eVTOL aircraft, and have delivered to our customers along with our products. Powered by fast charging technologies, our charging piles are able to fully charge the EH216 series in approximately 90 minutes. They can also monitor real-time charging status and battery health.

Our Business Lines

Based on our proprietary innovative products and solutions, we have established three business lines, which are air mobility, smart city management, and aerial media solutions.

Air Mobility Solutions

Air mobility is our main business line. We provide customers with safe, autonomous, eco-friendly and efficient eVTOL aircraft products, solutions and operational services for air transportations of passengers, cargos, emergencies, etc.

•	Passenger Transportation Solutions

We provide safe and efficient options for low-altitude short-to-medium-range urban air transportation solutions and services to our customers currently with our certified EH216-S. In addition, we intent to extent to long-range inter-city air transportation by introducing the VT-30 into the market after its certification in the future.

Our main customers are public and private enterprises in the tourism and aviation industries. They can utilize our passenger-carrying pilotless eVTOL aircraft in their UAM operations and businesses for autonomous flight experience, aerial sightseeing, island hopping, medical transport, emergency rescue, airport shuttle, urban commuting services, etc. Compared with the customers’ conventional option of helicopters, our EH216-S has much lower lifetime cost than helicopters by greatly decreasing acquisition price, maintenance costs, and pilot expenses, while providing safer, autonomous, eco-friendly and quieter new way of air mobility.

China is our principal market. Driven by increasingly favorable policies and regulations for civil unmanned aviation and low-altitude economy in recent years, the massive local market demand for various commercial applications, and our EH216-S type certificate from the CAAC, we have received an increasing number of orders and purchase intentions from our customers in China since 2023.

In March 2023, Xiyu Tourism Development Co., Ltd. (300859.SZ), or Xiyu Tourism, a leading tourism company in Xinjiang, signed a cooperation framework agreement with us with the purpose to develop low-altitude tourism and sightseeing projects with our products in the Heavenly Lake of Tianshan, a national 5A-class tourist attraction, and other scenic areas in Xinjiang, China. In May 2023, we established a joint venture with Xiyu Tourism and delivered five units of EH216-S to the joint venture in June 2023. The partnership consists of plans to operate a minimum of 120 units of EH216-S or our comparable passenger-carrying pilotless eVTOL aircraft within the next five years.

In July 2023, we reached a Memorandum of Understanding (“MOU”) with the Bao’an District Government of Shenzhen Municipality on a strategic partnership for UAM operations. We will jointly develop UAM use cases, systems, and routes to build Shenzhen as a national low-altitude economy development demonstration city. A bespoke UAM Operation Demonstration Center for EH216-S has been established by the government and launched debut flights at the OH Bay in Bao’an District with the plan to launch aerial tourism and sightseeing experience services with EH216-S. We delivered five units of EH216-S to a local customer, Boling, in September 2023 to prepare for flight operations in Bao’an district. Boling has expressed its intent to potentially purchase an additional 95 units of the EH216-S for future use in more Shenzhen areas, as outlined in a signed letter of intent. In January 2024, we further forged a strategic partnership with the Bureau of Culture, Radio, Television, Tourism, and Sports of Luohu District in Shenzhen for jointly developing aerial tourism and transportation services with our pilotless eVTOL aircraft.

In October 2023, we entered into a strategic cooperation agreement with the Hefei Municipal Government for joint development of a low-altitude economy ecosystem in Hefei, China, which includes a target amount of $100 million in extended support. The support will be provided either through the coordination or facilitation of purchase orders for a minimum of 100 units of EH216 series products, and/or by providing financing support. The specific timing, amount and type of support will be subject to definitive agreements. We have delivered 15 units of EH216-S to the Hefei Municipal Government in December 2023. EH216-S completed passenger-carrying flights in Luogang Central Park, which is positioned to be a leading UAM super aero hub by the Hefei Municipal Government.

In March 2024, we cooperated with the local government for UAM in Wuxi, China, and received conditional purchase orders for 100 units of EH216-S. The local government will provide comprehensive support for our eVTOL future operations in Wuxi for various use cases including passenger transportation, aerial sightseeing, firefighting and emergency.

Meanwhile, we explored and expanded broader Asian markets, and received growing product demand from our customers in 2023.

In December 2023, we extended to the United Arab Emirates (“UAE”) by joining the Smart and Autonomous Vehicle Industries (“SAVI”) Cluster, led by the Abu Dhabi Department of Economic Development and the Abu Dhabi Investment Office. Additionally, we formed a long-term strategic partnership with Wings Logistics Hub, the passenger eVTOLs (smart mobility) and logistics tech subsidiary of Technology Holding Company, being the technology arm of EIH Ethmar International Holding. Wings Logistics Hub intends to purchase up to 100 units of the EH216 series eVTOL aircraft from us.

In Japan, we cooperated with AirX Inc., a leading air mobility digital platform company, and MASC, a Japanese aerospace research institution, to have demonstrated EH216-S autonomous flights for multiple applications across 12 cities in Japan. We were also inducted as a member of Japan’s Public-Private Committee for Advanced Air Mobility in April 2023. In March 2024, Japan’s first UAM Center for our pilotless eVTOL aircraft has been established in Tsukuba, Japan.

In Israel, EH216-S and EH216-L conducted test flights in Caesarea in June 2023 and in Tel Aviv in August 2023 successively, as part of the Israel National Drone Initiative and supported by Dronery and Cando Drones.

In Europe, we continued active participation and partnership in several UAM projects in 2023.

In July 2023, EH216-S conducted test flights to transport blood bags in Belgium with the supports of Helicus, Drone Port and Blood Services of the Belgian Red Cross. This marked the Europe’s first unmanned flight for medical transportation by a large-payload pilotless eVTOL aircraft.

In November 2023, we announced the opening of our first European UAM Center in Spain. Located inside the Lleida–Alguaire International Airport, the center is the first-of-its-kind in Europe for unmanned eVTOL aircraft, setting a benchmark globally for the effective integration of eVTOL operations with airport infrastructure, air traffic management systems, operational procedures, and other information technologies.

In February 2024, we entered into a strategic alliance with Telefónica Tech, a subsidiary of world-leading telecommunications service provider Telefonica, to partner up on network connectivity solutions for deploying UAM intelligent solutions in Europe and Latin America.

•	Logistics Solutions

Our products are capable of providing autonomous aerial logistics solutions, designed to carry and transport goods, cargo, emergency and medical supplies. In addition to offering logistics eVTOL aircraft, we also design and develop customized aerial logistics solutions and relevant command-and-control systems on the back-end. The target customers of our logistics solutions are logistics or delivery service providers.

Smart City Management Solutions

We believe we are the first company having developed and delivered the smart city management solutions with integrated and intelligent command-and-control systems or centers that can centralize and coordinate a wide range of UAV applications simultaneously. We customize and adapt our UAVs to capture live videos, images and data generated by attached modules such as cameras, electro-optical, infrared or other sensors, and loudspeakers as our customers’ requirements. The signals and instructions are wirelessly transmitted through high-speed telecommunication network between UAVs and the command-and-control systems we develop for our customers, enabling our customers to receive and send crucial information in real time remotely and safely.

The main customers of our smart city management solutions are public sectors. We provide an integrated and efficient digital platform with customized UAV models as turn-key solutions for monitoring and management across many ordinary municipal functions and public utilities, such as traffic management, powerline inspection, environmental monitoring, firefighting, emergency rescue, aerial mapping, etc. Compared with the traditional manpower-and-time-consuming working mode, the cost-effectiveness and efficiency are greatly improved.

As of December 31, 2023, except for the first UAV command-and-control center established in Guangzhou for our own use, we had delivered four command-and-control centers or systems along with suitable models as integrated packages for smart city management solutions to our customers in Shaoguan, Lianyungang, Hezhou and Shenzhen, China. These delivered command-and-control centers or systems are currently operated by our customers, while we provide related required trainings and technical supports. Besides, we sell UAVs to some smart city management customers on a standalone basis, which can be controlled by our app.

Aerial Media Solutions

We were the first company to launch the aerial media solutions in 2016 and are a leading player in China and Europe in providing aerial media performances, also known as drone light shows. Our services involve managing and choreographing a fleet of UAVs that are equipped with LED lights into a series of moving images. We utilize a range of proprietary navigation technologies, operating systems, and infrastructure to deliver smooth and mesmerizing UAV formations, synchronized movement and accurate display of two-dimensional and three-dimensional patterns, brand logos, or messages. Our remote command-and-control capacity and auto formation flight system enable us to support diverse flight missions and light effects with varying degrees of difficulties. We also use real-time kinematic satellite-based navigation technology (RTK-GPS) to achieve centimeter-level positioning precision for our UAVs.

We not only provide large-scale aerial media performance services for outdoor events such as celebrations, festivals, and brand campaigns, but also offer aerial media packages that includes our proprietary GD series UAVs and relevant software to our customers who are able to design and carry out performances themselves with our products.

As of December 31, 2023, we, together with our customers and partners, had completed over 200 aerial media performances by our UAVs in China and Europe. Moreover, we broke two Guinness World Records for our aerial media performances in China in 2018, by setting the record for “The Most UAVs Airborne Simultaneously” by deploying 1,374 units of the GD2.0X, and “The Most Consecutive Formations Formed by UAVs Same Set.”

Our Business Strategies

Extend our technological leadership

We plan to continue to invest in technological innovation to cement our leadership in pilotless eVTOL aircraft technologies and establish ourselves as the industry benchmark for UAM commercial solutions. We will continue to expand our talent pool and intellectual property, and drive innovation.

Expand our product portfolio and strengthen our platform

We plan to continue to optimize our existing models, expand our product portfolio, and obtain required certificates for commercial applications. We will continue to develop and certify more models for different uses, such as the VT-30. We will continue to develop our technology platform and ancillary products and services to strengthen our ability to provide end-to-end UAM commercial solutions that address the growing needs of our customers.

Take advantage of the first eVTOL aircraft certifications for entry into market

Our EH216-S has obtained the world’s first TC, standard AC and PC for pilotless eVTOL aircraft from the CAAC, demonstrating it is qualified for passenger-carrying commercial operations and mass production. On this basis, we plan to further extend to more countries in Asia and other regions worldwide by potential bilateral agreements between aviation regulators and required local certifications.

Capitalize our first mover advantages to continue commercialization and promote adoption

We will capitalize our first mover advantages ahead of our peers and our uniqueness of pilotless eVTOL aircraft in the commercial market to accelerate the commercialization pace for both product sales and flight operational services. As we continue collaborating with governments, our customers and partners to promote the regulatory and social acceptance, infrastructure establishment, and industrial deployment, we will pilot air mobility services with our pilotless eVTOL aircraft in pre-determined routes as a precursor for more flexible, on-demand services networks starting from scenic areas gradually to urban areas.

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

Explore new monetization opportunities and develop diversified revenue streams

We plan to explore new monetization opportunities and develop diversified revenue streams by leveraging our fundamental technology platform to pursuit operating synergies across our business lines and better economic efficiency. For example, we may charge recurring fees for our software system licenses, operational and maintenance services for our products. We may also enter into revenue sharing, financial leasing, strategic investment arrangements with customers to capture flexible and greater business opportunities.

Expand strategic partnerships across the value chain to develop a sustainable UAM ecosystem

We plan to continue to expand our partnership network across the value chain in the global UAM industry with business partners and regulatory agencies to foster and grow the commercial eVTOL aircraft market and develop a sustainable UAM ecosystem.

Research and Development Capabilities

Our in-house design, development and engineering capabilities underpin our leadership and support the advancement of our platform. Our design is characterized by unabated efforts to improve safety, reliability and functionality. We have a dedicated research, design and development team in Guangzhou. The team consists of members with strong backgrounds in the fields of electrical engineering, aerospace engineering, mechanical engineering, automation, material engineering and software development. The key R&D team members are mainly graduates of top universities. Our research and development team focuses on core research development, engineering technology, hardware development, and command-and-control systems. We have a dedicated software technology group to lead the research and development of software and algorithms.

Our success has been driven by a passionate, visionary, tech-savvy and entrepreneurial management team with a unique combination of aviation, internet and software expertise. Our founder, chairman and chief executive officer, Mr. Huazhi Hu is one of the pioneers and leaders in the global pilotless eVTOL aircraft industry, who was awarded the Technology Innovation Award by the Living Legends of Aviation Europe in 2019 and ranked the Top one inventor at air taxi firms, who personally took 10% share of all patents filed globally as of August 11, 2022 according to a Roland Berger analyst’s research. As a Tsinghua University-trained software engineer, Mr. Hu has amassed substantial experience in the development of command-and-control systems. He was one of the key architects and lead developers behind certain large-scale command-and-control systems, such as that for the 2008 Summer Olympics Games in Beijing.

During the airworthiness certification by the CAAC, our R&D and certification team have well demonstrated their professionalism, comprehensive expertise and innovation spirit, and thoroughly and rigorously validated the safety, airworthiness, performance, functionality, usability and reliability of our EH216-S through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. These tests included but were not limited to main material performance, structural strength, flame resistance, crashworthiness, gas toxicity, environmental conditions of equipment and systems, software simulation, data links, ground control stations, overall system functionality, electromagnetic compatibility, flight performance and flight stability characteristics. As of March 31, 2024, the flight footprints of our passenger-carrying pilotless eVTOL aircraft have accumulated about 47,000 safe trial or demo flights in 15 countries across Asia, Europe and Americas. The industry-leading flight record demonstrated our technology and product safety, reliability, adaptability and performance in diversified environments.

Manufacturing, Quality Control and Supply Chain

As an original equipment manufacturer of eVTOL aircraft and UAVs, we adopt a safe, compliant, lean and efficient production strategy across our business, focusing on effective prototyping, manufacturing, supply chain management, final assembly, integration, quality control and final acceptance testing.

Manufacturing

We currently have a production facility in Yunfu city, Guangdong province, China, which commenced operation in June 2021. It has a planned total gross floor area of approximately 24,000 square meters, equipped with a series of function areas across the production processes for different types of our products from manufacturing of key components and carbon fiber composite airframes to aircraft assembling and flight testing. The Yunfu facility has a planned initial annual capacity of 600 units of the EH216 series products.

In February 2024, we reached a strategic cooperation agreement with Guangzhou Automobile Group Co., Ltd. (601238.SH, 02238.HK, “GAC Group”). GAC Group is set to fully capitalize on its extensive expertise in smart manufacturing and its well-structured industrial chain to accelerate the future production, adoption and market expansion for our passenger-carrying pilotless eVTOL aircraft.

To ensure high levels of quality and reliability, our dedicated manufacturing team, in close collaboration with our design and engineering arm, manages and conducts the design, engineering and production of key proprietary components, such as flight control system units, communication system units, battery management system units and motor drivers, and performs in-house final assembly of our products.

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

Our products are produced with strict product quality control. Our quality control team undertakes robust inspections of our production lines in accordance with internal guidelines and assessment criteria. We also conduct licensed flight tests for our products under a variety of conditions, which have proven to be an efficient and effective means for us to assess the quality and airworthiness of our products. Data and results generated from flight tests are carefully studied and analyzed to inform any process of alteration or improvement that may follow. In conjunction with our provision of a broad range of after-sales services and assistance to our customers, our product quality control management extends beyond the point of sale as we continue tracking the performance and quality of our products.

We are committed to a high level of quality assurance. Since 2017, we have been certified to AS9100, a globally recognized aerospace and aviation quality management system standard. Further, we obtained the PC from the CAAC in April 2024, allowing our continued mass production of the certified EH216-S. During the PC certification process, our mass production capabilities and quality management system, which encompasses raw materials, supplier management, production organization, production quality control, aircraft pre-delivery test, after-sales repair and maintenance, etc., have been thoroughly validated by the CAAC.

Supply Chain

We adopt a strict reviewing mechanism to ensure quality and stability of our supply chain. We also aim to fully engage with our suppliers to foster long-standing and strong partnership with qualified suppliers. Our production facility is located in the Pearl River Delta area, a world-leading manufacturing hub, giving us easy access to a large number of high-quality suppliers in an efficient manner. Our products are generally manufactured on specific orders and we have been able to effectively manage our inventory level. Historically, we have not experienced significant delays in the supply or availability of our key raw materials or components provided by our suppliers, nor have we experienced a significant price increase for raw materials or components.

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

Marketing, Sales and After-Sales Services

Marketing

As the first mover in the emerging UAM industry, we have spent years dedicated to educating the stakeholders of regulators, partners, customers and end users with our innovative and cutting-edge pilotless eVTOL aircraft technologies and knowledges, to increase social acceptance of this new way of air mobility, and to promote the visibility of our EHang brand and products globally. We believe these are necessary and significant efforts to accumulate our customer base and partner network, to cultivate the new market from the infancy stage evolving to the mature period, and to catalyze the establishment of UAM ecosystem for the commercial operations.

We kept communicating with our customers, investors and followers through multiple domestic and international online and offline channels and activities, including but not limited to our website, various social media and video platforms, e-commerce platforms, hotlines and emails, mainstream media coverages, brand and product launch events, high-profile exhibitions and industry conferences, worldwide trial and demonstration autonomous flights, etc. The consistent exposures and marketing efforts contributed to our brand awareness, reputation and sales leads.

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

Sales

We adopted the direct sales model to sell our products and solutions to our customers, which are mainly public and private enterprises. We have established an in-house direct sales team based in the PRC and Europe to serve our customers from around the world. We are also in discussion with existing and potential business partners in the PRC and abroad to complement our direct sales efforts with sales to distributors and franchise arrangements.

On top of our sales in the PRC, we have exported our products to Asia, Europe, North America and Latin America. We strive to ensure that our exported products comply with the regulatory and safety standards of the local markets.

Our customers place purchase orders taking into account the terms of the relevant framework agreement, if applicable, and the customer’s procurement requirements. We start production after the purchase order from customers is made, and production generally takes three to six months to deliver. Customers are contractually required to make upfront payment to us.

Except for purchase orders, we have also entered into a number of long-term framework and conditional agreements time to time with our customers and business partners relating to preorder or distribution of our products and solutions. These non-binding agreements do not obligate the customers to purchase the products unless certain conditions are satisfied. Fulfillment is expected to take several years and is conditional upon, among other things, achievement of performance milestones and receipt of regulatory approvals. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our framework and conditional agreements may not result in material sales of our products.”

After-Sales Services and Warranty

We provide after-sales services for customers of our products. We currently offer free installation and training programs thereafter to prepare our customers for its safe operation. The term of our warranty for the EH216 series products is six months to three years depending on the specific parts and components, and the term of our warranty for our small-and-medium-sized UAVs is from six to twelve months depending on the product line and the specific parts and components. Within the warranty period, customers are entitled to free repair and maintenance services, while costs for accessories and maintenance fees beyond the warranty will be charged separately. The warranty on certain components of our products, such as batteries, is covered by our suppliers’ back-to-back warranty and we are entitled to have the suppliers replace or repair these defective components at their costs. We also provide our customers with lifetime consulting services on maintenance and operation through our website, over the telephone and via email.

For our commercial solutions, we provide a full spectrum of services. To facilitate the efficient operation of our command-and-control systems, we provide, among others, system operation and maintenance training, service support, engineering support, inspection and repair, and technical consulting support. Our customers enjoy services throughout the operational life of our command-and-control systems. Most of these services are performed on-site.

We continue to maintain and upgrade our airborne software infrastructure to enhance the functionality, reliability and safety of our products. We regularly inspect, maintain and upgrade the fundamental communication network and transmission system to ensure the smooth communication between our aircraft and the command-and-control systems.

In addition, we will leverage our partners’ strength and network to enhance our service and maintenance capabilities. For example, we have established a partnership with Hong Kong Aircraft Engineering Company Limited (“HAECO”), a subsidiary of Swire Group and a world leading aircraft engineering and maintenance company, to cooperate in multiple areas such as continued airworthiness, digital platforms, after-sales maintenance service system, aircraft maintenance, and talent training for the commercial operation of our eVTOL aircraft.

Operational Services

With our strategic positioning to be a UAM platform operator, we adopt an integrated business model by selling products and solutions and providing operational services. We plan to initiate commercial operational services to our customers and end users after obtaining required certificates and approvals.

In preparation for commercial operations, we have established a well-trained in-house air mobility operation team specifically for flight operations of our pilotless eVTOL aircraft, including the staff for route planning, flight operations, safety management, regulatory compliance, digital operational platform, sales and marketing. Our key team members have previous operational experience at leading aviation, airline and mobility companies, such as Airbus, Hainan Airlines, Hong Kong Airlines, Hong Kong Express, BMW, CITIC COHC, etc.

As of March 31, 2024, we and our customers have completed about 47,000 safe trial or demo flights in 15 countries across Asia, Europe and Americas, predominantly with the EH216-S pilotless eVTOL aircraft in China, mainly for aerial sightseeing and tourism applications. In this process, we have been exploring and improving operational procedures and safety rules, running our digital UAM operational platform on a trial basis, and developing feasible, replicable operational expertise and mode. We and our customers plan to switch trial operations into commercial operations after required certifications are completed.

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

We believe we are the first mover and a leader in air mobility solutions. We are the world’s first company to secure the TC, PC and standard AC for passenger-carrying pilotless eVTOL aircraft from the aviation authority, allowing for commercial operations and mass production of our eVTOL aircraft. In comparison, according to our knowledge, most of our domestic and foreign peer companies have no such certificates yet and may still need years for them to obtain. In addition, our EH216-S’s unique features of small-sized, lightweight, pilotless, multi-rotor design, and autonomous flying and cluster management technologies enable higher safety, efficiency and economics for air taxi commercial operations in urban areas compared with other larger-sized, heavier, human-piloted, higher-cost eVTOL aircraft products. In other areas of our business, including aerial logistics, smart city management and aerial media solutions, we also face several major competitors in separate field. We believe that we are strategically positioned in the commercial UAM market with exceptional pilotless eVTOL aircraft technologies, innovation capabilities, certifications, broad use cases and leading positions in providing integrated smart city management solutions and aerial media solutions.

Intellectual Property

We have significant capabilities in the areas of engineering, development and design and have developed a number of proprietary products, systems and technologies. Our success depends in part on our ability to protect our core technologies and intellectual property. We rely on a combination of patents, patent applications, trade secrets, know-how, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. In addition, we have entered into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we entered into with employees provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

As of March 31, 2024, we had 396 issued patents, 313 pending patent applications, 370 registered trademarks, and 24 registered copyrights in China. We will continue to expand our intellectual property portfolio.

Seasonality

Because of our rapid growth, our overall business has not experienced a significant pattern of seasonality. However, some of our specific businesses such as aerial media solutions have showed seasonality in which we may receive more revenues from such business in major holidays. We may also have a lower number of deliveries of our products in the first quarter of each fiscal year due to holiday seasons. We may experience more pronounced seasonality as our business continues to expand.

Insurance

We maintain various types of insurance, employer’s liability insurance, to protect assets in the event of any accident that might cause significant losses. We also purchase insurance policies that are either legally compulsory or required by our customers. For example, we maintain third-party liability insurance for UAVs, which is required for our commercial operation license. We have liability insurances with coverage and conditions that we consider appropriate. For example, we maintain aviation product liability insurance, which covers bodily injury or property damage caused by defects in our products. In relation to our passenger-carrying pilotless eVTOL aircraft in operation, we have maintained airplane body and flight insurance to cover damages to passengers and third-party liabilities. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

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

Design, Manufacturing and Airworthiness Standard for UAVs

The Civil Aviation Law contains rules and regulations on airworthiness for all civil aircraft other than those used for flight missions by the military force, customs offices and police departments. The law mandates that the design of engines, screw propellers and apparatuses used in civil aircraft must be approved with a Type Certificate, whereas the production and maintenance of engines, screw propellers and apparatuses used in civil aircraft require a Production Certificate and a Maintenance Certificate, respectively. In addition, after the completion of nationality registration with the CAAC, the civil aviation will possess the nationality of PRC. An aircraft possessing the nationality of PRC may take flight if it holds an Airworthiness Certificate.

Designing our UAVs: Type Certification issued by the CAAC shows that the design of the aviation products or its component parts meet the requirements under applicable airworthiness regulations. Our passenger-carrying pilotless eVTOL aircraft, as a special category aircraft under Section 21.17 of Certification Procedures for Civil Aviation Products and Parts, or CCAR-21, is required to meet the criteria set forth in the Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, or the Special Conditions, promulgated by the CAAC on February 9, 2022. The Special Conditions provided clear safety requirements for the type certification of the EH216-S, including flight performance, aircraft structures, design and manufacture, propulsion systems, data link, ground control station, etc. Following the Project Specific Certification Plan and the Certification Plan with solid means of compliance that the CAAC has approved, the EH216-S has obtained the type certificate officially issued by the CAAC, demonstrating that the EH216-S’s model design fully complies with the CAAC’s safety standards and airworthiness requirements, and that the EH216-S is qualified for conducting passenger-carrying commercial operations.

Manufacturing our UAVs: Production Certification issued by the CAAC shows we are able to manufacture our aircraft or components with approved quality system under an CAAC-approved type design. To obtain Production Certification from the CAAC, we must demonstrate that our organization and our personnel, quality manual, facilities, and quality system can produce our aircraft such that they conform to its approved design. In April 2024, we obtained the production certification issued by the CAAC allowing our mass production of the certified EH216-S passenger-carrying pilotless eVTOL aircraft.

Airworthiness Standard of our UAVs: Airworthiness Certification from the CAAC signifies that an aircraft possessing the nationality of PRC may take flight. On December 19, 2022, the CAAC published Administration Procedure for Certification of the Airworthiness of Civil Unmanned Aerial Vehicle System Guidance, or UAV Airworthiness Procedure, which is guide and regulate the type certificate, production certificate and airworthiness of Unmanned Aerial Vehicle System in medium and large size. According to UAV Airworthiness Procedure, airworthiness certificates for UAVs are divided into three categories, that is standard airworthiness certificate, special airworthiness certificate and special flight permit. Our EH216-S has obtained the standard airworthiness certificate issued by the CAAC after obtaining its type certificate in 2023.

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

On January 20, 2020, the Department of Aircraft Airworthiness Certification of the CAAC issued the Airworthiness Standards for Fixed-wing Unmanned Aerial Vehicle Systems Used for High-risk Cargo Transportation (Interim), which are mainly applicable to fixed-wing unmanned aerial vehicle systems used for feeder cargo transportation under high-risk operating conditions. In July 2020, the CAAC published Data Specifications of Unmanned Aircraft Cloud System for standard for cloud system of UAV. In August 2023, the CAAC approved our unmanned aircraft cloud system (“UACS”) for trial operations based on the China Civil Aviation Regulation Part 91 AC-91-FS-2015-31. Some of our UAVs model may be required to meet specific industry requirements. In addition, on December 21, 2022, the CAAC promulgated Analysis Guideline for Determination of the Classification and System Safety of Civil Unmanned Aerial Vehicle Airworthiness, pursuant to which, the operation risks of UAVs shall be determined by severity and possibility of integrated adverse effects, based on the potential adverse effects during the operation of the civil unmanned aerial vehicle system.

Pending the enactment of the foregoing bills and the necessary judiciary and administrative interpretations and clarifications on some of the existing guidelines, the CAAC has put in place interim measures to allow for and regulate the testing of various forms of UAVs. To speed up the building of legal and criterion system for civil unmanned aerial vehicle, the CAAC also published Guideline for the Construction of Regulation and Standard of Civil Unmanned Aerial Vehicles V1.0, which will provide further details on airworthiness, flight operation and business operation.

Furthermore, in December 2023, the MIIT published Several Provisions on the Administration of the Manufacture of Unmanned Civil Aircraft, the Administration of the Manufacture of UAVs, which came into effect in January 2024. The Administration of the Manufacture of UAVs states that UAV manufacturers shall set unique product identification number for each of its UAVs, which includes the name code, product model code and serial number of the UAV manufacturer. UAV manufacturers shall file the information about their unique product identification numbers with the MIIT for the record before putting their UAVs on the market. UAV Manufacturers shall not install malicious programs in their UAVs. When the UAV is found to have risks such as network or data security defects or loopholes, the manufacturer shall take remedial measures immediately and to inform the user in a timely manner in accordance with the relevant regulations of the State, and report to the competent department of industry and information technology of the local people’s government at or above the county level or the competent department of communications at the provincial level. The State encourages UAV manufacturers to use commercial cryptography and other technical means to protect network and information security in accordance with law.

Real-Name Registration of UAVs

As a manufacturer and seller of UAVs, we are required to collect certain information relating to our products and our customers and to submit such information to the relevant regional authorities pursuant to the Circular of the General Office of the Ministry of Industry and Information Technology on Information Filing for Civil Unmanned Aerial Vehicle Production Enterprise and Products, which took effect on May 22, 2017. We are also obligated to provide information relating to our UAV products and purchasers starting from June 2017 and pursuant to the Administrative Provisions on the Real-name Registration of Private Unmanned Aerial Vehicles issued by the CAAC. Information to be reported includes (i) the name, registered address and contact information of us as the manufacturer; (ii) the name and model detail of our UAV products; (iii) the empty weight and maximum take-off weight of our UAV products; (iv) the categorization of our UAV products in accordance with the CAAC guidelines, and (v) the name and contact information of purchasers of our UAVs. These administrative provisions regulate the use of private UAVs with a maximum take-off weight of 0.25 kilograms and above within the territory of the PRC, and direct owners of such private UAVs to register their UAVs on a real-name basis. Non-compliance will result in restrictions on the use of the relevant UAVs and penalties. We have historically complied with these requirements for our UAVs. The Administrative Procedures for the Real-name Registration of Civil UAVs (Draft) issued by the CAAC on March 30, 2020 make changes to the real-name registration process mainly for the purpose of making it more convenient for owners who purchase private UAVs. Specifically, it is stipulated that a manufacturer of UAVs shall register in advance the product information of its UAV products in the UAV real-name registration system in batches first, and then the owner of the UAV products can then search by the UAV serial number in the UAV real-name registration system for the pre-registered UAV system and submit additional personal information. On October 29, 2021, the CAAC promulgated Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment) which requires real-name registration and nationality registration.

Operations of UAVs

Airspace Control

According to the General Flight Rules issued by the State Council and the CMC on October 18, 2007 and took effect on November 22, 2007, the overall flight control within the territory of the PRC is under the unified organization of and enforcement by the People’s Liberation Army Air Force, and the various flight control departments shall exercise air traffic control in accordance with their respective responsibilities. Prior application must be filed and approval be obtained before any flight can be conducted within the PRC territory, including test flights for our UAVs, and take-offs relating to our aerial media solutions and logistics services.

Our PRC related PRC operating entities are required to obtain clearance from the local counterpart of the People’s Liberation Army Air Force for the flight routes for our UAVs. Subject to any difference in policies adopted by the local authorities, approval for airspace and flight plan is normally granted by the local flight control department of the military. The flight plan shall also be filed with the local public security department and the CAAC. According to the National Airspace Basic Classification Method, or the Classification Method, which was promulgated by the CAAC on December 21, 2023 and came into effect on the same day, and the Airspace Management Regulations of the People’s Republic of China (Draft for public comments), which was promulgated by the CAAC on November 8, 2023, the airspace is divided into 7 categories: A, B, C, D, E, G, W, among which, A, B, C, D, E are controlled airspace, G, W are uncontrolled airspace. Class A airspace is usually a space with a standard air pressure above 6000 meters (inclusive) to a standard air pressure above 20000 meters (inclusive). Class B airspace is usually designated over civil transport airports. Class C airspace is usually designated over civil general airports with towers. Class G airspace is usually airspace outside Class B and C airspace with a true height of less than 300 meters (except Class W airspace), and the mean sea level is less than 6,000 meters, which has no impact on military flights and civil aviation public transport flights. Class W airspace is usually part of the true height below 120 meters in Class G airspace. Class D or Class E airspace is the space except class A, B, C, G and W airspace, which can be selected according to operation and safety requirements. Among them, the standard air pressure height above 20,000 meters is uniformly classified as Class D airspace. For the use of airspace of categories D, E, G and W, the airspace user shall report to the relevant air traffic management authority or the unit responsible for the corresponding responsibilities. As an example of the general observations above, on November 19, 2018, the CAAC issued the Flight Management Implementing Rule for UAVs in the Shenzhen Area (Interim), under which the South Military Zone Air Force is responsible for the piloting of UAVs within the municipal area of Shenzhen. An enterprise or individual who seeks a flight task approval shall file the application with the flight control department of the South Military Zone Air Force five days prior to such flight. The flight control department of the South Military Zone Air Force, after consulting the CAAC and the public security department, may grant its approval two days prior to the flight. After such approval and except for certain flights of mini-UAV with an empty weight of less than 0.25 kilogram, subject to certain other conditions, or small-UAV with an empty weight of less than 4 kilograms, subject to certain other conditions, a flight plan must be submitted via a designated reporting platform no later than 3:00 pm on the day prior to the flight and the flight control department of the South Military Zone Air Force will respond no later than 9:00 pm on the same day of filing and will distribute the relevant information to the public security department and the CAAC. Generally, for the flights of our UAVs, we, the VIE and the VIE’s subsidiaries have established prior communications with the local flight control department, the public security authority and the local counterpart of the CAAC in seeking the necessary approvals and have ensured compliance with their respective instructions in all material respects.

Geo-fencing

In China, the CAAC issued the Standard of Fence of Unmanned Aircraft System in 2017. According to the Interim Regulation on the Administration of the Flight of Unmanned Aircraft published by the State Council and the CMC on May 31, 2023 and came into effect on January 1, 2024, the operation of an unmanned aircraft in flight activities shall prepare well for safe flight before conducting flight activities, check the status of the unmanned aircraft, and update geofencing and other information in a timely manner. The Rules for the Safe Management of Civilian Unmanned Aerial Vehicle Operations, which was published on January 1, 2024 and came into effect on the same day, further requires operators to equip the UAV with the appropriate airspace holding capacity through technical measures such as electronic geofencing.

Both our EH216-S and Falcon B have passed the tests of geo-fencing by the Civil UAS Inspection Center of China Academy of Civil Aviation Science and Technology (CAST), and obtained the certificate from the China National Accreditation Service for Conformity Assessment (CNAS) and ILAC-MRA in July 2019, which is internationally recognized.

Pilot Operations

The Department of Flight Standard, the Department of Aircraft Airworthiness Certification and the Office of Air Traffic Regulation of the CAAC, jointly issued the Pilot Operation Rules (Interim) for Specific Unmanned Aircraft, or the Interim Rules, on February 1, 2019, pursuant to which, unmanned aircraft are classified into nine categories based on their empty weight and takeoff gross weight. In particular, Class I captures unmanned aircraft with empty weight and takeoff gross weight between 0 to 1.5 kg (including 1.5 kg); Class II captures unmanned aircraft with empty weight between 1.5 kg and 4 kg (including 4 kg) and takeoff gross weight between 1.5 kg and 7 kg (including 7 kg); Class III captures unmanned aircraft with empty weight between 4 kg and 15 kg (including 15 kg) and takeoff gross weight between 7 kg and 25 kg (including 25 kg); Class IV captures unmanned aircraft with empty weight between 15 kg and 116 kg (including 116 kg) and takeoff gross weight between 25 kg and 150 kg (including 150 kg); Class XI captures unmanned aircraft with empty weight between 116 kg and 5,700 kg (including 5,700 kg) and takeoff gross weight between 150 kg and 5,700 kg (including 5,700 kg); Class XII captures unmanned aircraft with empty weight and takeoff gross weight in excess of 5,700 kg. The Interim Rules are applicable to Class IV unmanned aircraft, Class III unmanned aircraft with high risks and the pilot operation of which would need a pre-assessment in the belief of the authority, Class XI and Class XII unmanned aircraft with low risks and in relation to which the authority believes a pilot operation assessment is sufficient. According to the classification above, our EH216 series products belong to Class XI and Falcon B belongs to Class III. According to the Interim Rules, the applicant for the pilot operation of any UAV that falls within any of the foregoing applicable classes shall first submit a proposal for initial discussion and application with the CAAC and shall then conduct a pre-pilot operation safety evaluation based on specific operation risk assessment, or SORA. The applicant shall subsequently verify the operation risks based on its initial operation, following which the CAAC shall issue the relevant approval if its assessment team confirms that the risks of pilot operation can be appropriately controlled and are acceptable. Upon its receipt, the applicant shall maintain the approval, together with the operation rules and a complete manual for the CAAC’s inspection and supervision. The pilot operation will be suspended or terminated under certain circumstances, such as any non-compliance with the approved letter, the presence of uncontrollable operation risks and the voluntary surrender by the applicant. Operation records relating to pilot operations shall be maintained, including operation manual, list of unmanned aircraft, maintenance record of aircraft, and qualification of personnel. The applicant shall also purchase insurance policy for third party liabilities. In addition, “risks” is defined under the Interim Rules to take into account both the frequencies (or probabilities) of the events and the level of severity. It also includes both ground risks and risks in air.

The Interim Regulation on the Administration of the Flight of Unmanned Aircraft was published by the State Council and the CMC in May 2023 and came into effect on January 1, 2024, which provides that the person operating a small, medium or large UAV shall apply to the competent civil aviation department under for a corresponding operator’s license of UAVs. The person operating a micro or light UAV does not need to obtain an operator’s license, but shall be proficient in the operation methods for relevant models and understand the risk warning information and relevant management systems.

UAV Commercial Operation License

The Administrative Measures for Commercial Flight Activities of Unmanned Aerial Vehicle for Civil Use (Interim) promulgated by CAAC on March 21, 2018 and taking effect on June 1, 2018, asserts jurisdiction over the commercial operation of any UAV with empty weight of more than 0.25 kilograms and regulates a broad range of UAV activities including aerial spraying, photography, aerial performance flight and UAV operator training. On August 4, 2020, the Ministry of Transport of the PRC promulgated Provisions on the Administration of Operation License for General Aviation, effective on January 1, 2021, pursuant to which, an enterprise engaging in general aviation operations shall obtain a general aviation enterprise operation license. Civil aircraft includes manned aircraft and unmanned aircraft. The company operating the regulated activities must first obtain a General Aviation Enterprise Operation License from CAAC for using UAVs in such activities, and the applicant shall meet certain criteria including, among others, (a) the applicant shall be a corporation having a PRC national as its legal representative; (b) the applicant shall possess proper civil aircraft meeting certain requirements, such as the completion of registration in PRC and the compliance with the related airworthiness requirements, standard airworthiness certificate for civil aircraft used for passenger carrying and human carrying business activities (unless otherwise stipulated by CAAC), the compatibility with the commercial general aviation activities to be engaged in, at least two civil aircraft for engaging in passenger carrying business or one civil aircraft for human-carrying and other business; (c) there are pilots who are suitable for civil aircraft, having professional training and obtaining related license; and (d) the applicant shall have purchased third party liability insurance policy on the ground. The VIE and its subsidiaries have obtained the necessary operation licenses for aerial spraying, aerial photography, operator training, flight show, aerial media solutions and other purposes. The regulations on operations for UAVs are still evolving and may be subject to differing interpretations or significant changes. However, in the northwest region of China, the Administrative Measures for Logistics Services of Civil Unmanned Aerial Vehicle in Northwest Region (Interim) promulgated by CAAC Northwest Regional Administration on April 3, 2019, stipulates that the company operates logistic services in Shaanxi Province, Gansu Province, Ningxia Province and Qinghai Province by UAVs shall obtain an operating license for logistic service from CAAC Northwest Regional Administration. We are not operating logistic services in northwest region of China at the current stage. We may be required to obtain the Operation License for logistic service if we operate logistic services in Northwest region in the future. On May 31, 2023, the Provisional Regulation for the Flight Administration of Unmanned Aerial Vehicles was promulgated by the State Council and the Central Military Commission and came into effect on January 1, 2024, which is the first administrative regulation on the management of unmanned aerial vehicles in China. It stipulates that any entity using civil UAVs other than micro ones to conduct flight activities shall satisfy the following conditions and apply to the competent civil aviation department under the State Council or regional civil aviation authority (hereinafter collectively referred to as the “civil aviation authorities”) for operation certificate of civil UAVs (hereinafter referred to as the “OC”): (i) having the management body and personnel required for safe operation and operating personnel that meet the provisions hereof; (ii) having the UAVs and relevant facilities and equipment that meet the requirements for safe operation; (iii) having the management systems and operating procedures required for safe operation and ability to continuously conduct safe operation in accordance with the systems and procedures; and (iv) an entity engaging in for-profit activities shall be a profit-making legal person.

Pilot and Operator License

On August 31, 2018, the Flight Standard Department of the CAAC issued the Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, according to which a UAV pilot must obtain the relevant UAV pilot license depending on the type and specifications of the UAV operated. On December 23, 2021, CAAC promulgated Consultation Circular Soliciting Comments on Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, or Draft New Regulation on UAV Pilots, which provides that in relation to the operation of UAV systems and that of UAVs in clusters, at scale or otherwise in a distributed manner, the pilots responsible for safe operation shall hold a license, and other person involving in control tasks do not need to hold a license, but should complete the relevant training carried out by the operator. The regulations on operations for UAVs are still evolving and can be subject to differing interpretations or significant changes. Distributed operation refers to the mode of operating UAV systems through a collection of multiple sub-units and communication nodes and their deployment to multiple sites or terminals for collaborative operation. As of the date of this annual report, 40 of our employees have obtained UAV class III pilot licenses and class IV pilot licenses, which satisfied the requirement to operate these categories of our UAVs. To the extent our UAVs are operated and controlled through distributed operation (such as during the delivery of our aerial media and smart management solutions), we may be required to obtain any official pilot license for certain pilot issued by the CAAC according to the Draft New Regulation on UAV Pilots. Since the revised draft has not been formally adopted as of the date of the document, the revised draft and its anticipated adoption or effective date are subject to further changes with substantial uncertainty. The pilots who operate our UAVs also completed the training provided by our company on the basis of the CAAC UAV Pilot Licenses.

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

Operators of our UAVs may be subject to additional licensing requirements. On December 29, 2015, the CAAC issued the Rules on Operation of Light and Small Unmanned Aircraft (Trial), pursuant to which, pilots of specified UAVs shall meet certain qualification, and are prohibited from consumption of alcohol and drugs as well as careless piloting. Our UAV operators have complied with all the above requirements in material respects.

Import and Export

On December 31, 2005, the Ministry of Commerce and the General Administration for Customs jointly issued the Measures for the Administration on Import and Export License for Dual-use Items and Technologies, pursuant to which a license is required for the exportation of any dual-use goods, products and technologies of the PRC included in a control list issued by the Ministry of Commerce on December 30, 2022, effective on January 1, 2023. Notably, certain types of UAVs are subject to the foregoing export license requirements, such as UAVs with (a) a maximum endurance time greater than or equal to 1 hour, (b) maximum endurance time greater than or equal to half an hour but less than 1 hour and the ability to take-off and conduct stable flight against a wind speed of no less than 46.3 kilometer/hour; (c) aircraft range equal to or higher than 300 kilometers with payload of more than 500 kg; (d) automatic controlling system and navigation capability containing aerosol preparation for planting with volume of 20 liters or being capable of installing aerosol preparation system for planting with volumes of 20 liters after designing and modification. We may be required to obtain the necessary license for the exportation of certain of our products.

Wireless Communication

Our UAVs and command-and-control centers have installed certain radio transmission equipment and telecommunication equipment. For radio transmission equipment, pursuant to the Regulations on the Administration of Radio in the PRC promulgated by the State Council and CMC, with effect from December 1, 2016, radio transmission equipment produced or imported for the purpose of sale and use in the PRC shall comply with laws and regulations in respect of product quality and administration of state radio, as well as other applicable national standards. Except for micro power short-distance radio transmission equipment, for any production or import of other radio transmission equipment for domestic sale and use, an application for model confirmation shall be filed with the radio regulatory authority of the state. According to Telecommunications Regulation of PRC promulgated by State Counsel on September 25, 2000, amended in July 2014 and February 2016, the government stipulates a network connection licensing system for telecommunications equipment. The telecommunications equipment accessing a public telecommunications network shall comply with the national standards, and obtain a network access certificate. We purchase certain equipment and models with Transmission Equipment Type Approval Certificate and Network Access Certificate from our supplier.

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

The establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993 and was most recently amended on December 29, 2023. The current PRC Company Law will come into effect on July 1, 2024. The PRC Company Law generally governs two types of companies, limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies that are also subject to the operation of other laws and regulations applicable to foreign investment.

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

Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 2004, 2005, 2013, 2018 and 2023, the Foreign Investment Law of PRC promulgated in 2020 and the Implementation Rules to the Foreign Investment Law promulgated in 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises may pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Our headquarters is located in Guangzhou, China, where we lease and occupy our office space with an aggregate floor area of approximately 8,350 square meters from unrelated third parties under operating lease agreements. Our production facility in Yunfu city, China has a total planned gross floor area of 24,000 square meters. A substantial majority of our employees are based at our headquarters in Guangzhou. As of the date of this annual report, we do not currently own any of our premises.

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

Overview

We are an urban air mobility technology platform company. We are pioneering the future of transportation through our proprietarily developed pilotless eVTOL aircraft and other UAVs, related commercial solutions and services.

We, the VIE and the VIE’s subsidiaries design, develop, manufacture, sell and operate UAVs and their supporting systems and infrastructure for a broad range of industries and applications, including passenger transportation, logistics, smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

We delivered our first passenger-carrying pilotless eVTOL aircraft to a customer in March 2018. Since then, we and the VIE had delivered 237 units of the EH216 series products as of December 31, 2023. As we continue to refine and commercialize our products and air mobility solutions, we believe we will be able to capture addressable markets across multiple industries and develop UAM commercial applications in new industries.

Our revenues decreased by 22% from RMB56.8 million in 2021 to RMB44.3 million in 2022, and then increased by 165.0% to RMB117.4 million (US$16.5 million) in 2023. Our net loss increased by 4.9% from RMB313.9 million in 2021 to RMB329.3 million in 2022, and then decreased by 8.2% to RMB302.3 million (US$42.6 million) in 2023. In 2023, revenues generated by air mobility solutions, smart city management solutions and aerial media solutions were RMB104.7 million (US$14.8 million), RMB1.3 million (US$0.2 million) and RMB11.1 million (US$1.6 million), representing 89.2%, 1.1% and 9.4% of our total revenues, respectively.

Key Components of Results of Operations

Revenues

We generate revenues from air mobility solutions, smart city management solutions, aerial media solutions and others. The following table sets forth a breakdown of our total revenues in absolute amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Air mobility solutions	48,156	84.8	40,387	91.2	104,729	14,751	89.2
Smart city management solutions	7,135	12.6	2,133	4.8	1,300	183	1.1
Aerial media solutions	1,100	1.9	1,341	3.0	11,094	1,562	9.4
Others	416	0.7	456	1.0	303	43	0.3

Total	56,807	100.0	44,317	100.0	117,426	16,539	100.0

Air mobility solutions. Revenues from air mobility solutions consist of revenues from (i) sales of the EH216 series products and (ii) provision of logistics services. Revenues from sales of the EH216 series products are based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of products, which is satisfied at a point in time, in general upon our receipt of acknowledgement receipts from customers or under some circumstances upon the products have been shipped to the contractually agreed location when the products are sold to customers outside PRC. Our revenues from air mobility solutions were mainly derived from sales of the EH216 series products to customers mainly operated on a limited trial basis in tourism locations in China for testing, training, demonstration and trial operation purposes. In 2023, we obtained the type certificate and standard airworthiness certificate for EH216-S from the CAAC, demonstrating that the EH216-S is qualified for conducting passenger-carrying commercial operations. We began deliveries of certificated EH216-S aircraft to customers in the fourth quarter of 2023.

Smart city management solutions. Smart city management solutions mainly include (i) design and development of command-and-control systems and related facilities, and (ii) sale of UAVs and other related products. For design and development of command-and-control systems and related facilities, we recognize revenues using a percentage of completion method. We typically enter into project contracts with customers, according to which they pay project fees based on the agreed schedule. As we provide smart city management solutions on a project basis with high individual transaction values, revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

Aerial media solutions. We recognize revenues from aerial media solutions when the aerial media performance is fulfilled by us or customers purchase aerial media solution packages from us. The service fee for each performance is determined mainly by the length of performance, complexity, number of UAVs involved, manpower and regulatory requirements. The purchase price for aerial media solution packages consists of small-sized aerial media UAVs or component packages, related software, maintenance and/or training services, etc.

Others. We generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. We recognize revenues from others when the consumer drones are delivered and the control of the drones has been transferred to the customers. We started to phase out our consumer drone business in late 2016.

As we have obtained the type certificate and standard airworthiness certificate for EH216-S from the CAAC in 2023 and further obtained the production certificate from the CAAC in April 2024, we expect that our revenues will increase in China and we will continue to fulfill existing orders and pre-orders for the EH216 series products, secure new orders for our air mobility solutions, provide air mobility operational services, offer smart city management and aerial media solutions and expand our commercial solutions and sales network. We expect that the increase in revenues generated from air mobility solutions will be the main increase in both domestic and international markets.

Costs of revenues

Costs of revenues consist primarily of aerial vehicles material and manufacturing costs, construction costs of smart city management solutions, depreciation, rental fees, payroll and related costs of operations.

We expect that our costs of revenues will increase in the foreseeable future as we increase our product sales volume and expand our commercial solutions business.

Operating expenses

Our total operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our total operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	43,229	11.7	53,116	15.7	60,389	8,506	16.0
General and administrative expenses	187,388	51.0	151,065	44.5	150,092	21,140	39.7
Research and development expenses	137,148	37.3	135,082	39.8	167,315	23,566	44.3

Total operating expenses	367,765	100.0	339,263	100.0	377,796	53,212	100.0

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

Hong Kong

Our wholly-owned subsidiary, Ehfly Technology Limited, or Ehfly Technology, incorporated in Hong Kong, is subject to Hong Kong profit tax on its profits arising from its business operations carried on in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are not generally chargeable to Hong Kong profits tax. As such, Ehfly Technology is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Ehfly Technology to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2023.

PRC

Under the Enterprise Income Tax Law, or the EIT Law, our PRC subsidiaries, the VIE and the VIE’s subsidiaries are subject to a statutory income tax rate of 25%. The WFOE and the VIE have each been qualified as a high and new technology enterprise, or HNTE, and are eligible for a 15% preferential tax rate, from 2020 to 2025, and from 2019 to 2024, respectively.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total revenues	56,807	100.0	44,317	100.0	117,426	16,539	100.0
Costs of revenues(1)	(20,777)	(36.6)	(15,098)	(34.1)	(42,115)	(5,932)	(35.9)

Gross profit	36,030	63.4	29,219	65.9	75,311	10,607	64.1

Operating expenses:
Sales and marketing expenses(1)	(43,229)	(76.1)	(53,116)	(119.9)	(60,389)	(8,506)	(51.4)
General and administrative expenses(1)	(187,388)	(329.9)	(151,065)	(340.9)	(150,092)	(21,140)	(127.8)
Research and development expenses(1)	(137,148)	(241.4)	(135,082)	(304.8)	(167,315)	(23,566)	(142.5)

Total operating expenses	(367,765)	(647.4)	(339,263)	(765.6)	(377,796)	(53,212)	(321.7)

Other operating income	11,199	19.7	6,094	13.8	6,233	878	5.3

Operating loss	(320,536)	(564.3)	(303,950)	(685.9)	(296,252)	(41,727)	(252.3)
Other (expenses) income:
Interest and investment income	5,143	9.1	4,669	10.5	8,484	1,195	7.2
Interest expenses	(1,803)	(3.2)	(2,145)	(8.6)	(2,930)	(413)	(2.5)
Amortization of debt discounts	—	—	(1,674)	(3.8)	(12,023)	(1,693)	(10.2)
Foreign currency exchange (losses) gains, net	(827)	(1.5)	(1,488)	(3.3)	394	55	0.3
Other non-operating income	6,086	10.7	1,944	4.4	1,966	277	1.7
Other non-operating expenses	(1,549)	(2.7)	(26,804)	(60.5)	(214)	(30)	(0.2)

Total other (expenses) income	7,050	12.4	(25,498)	(57.5)	(4,323)	(609)	(3.7)

Loss before income tax and (loss) income from equity method investment	(313,486)	(551.8)	(329,448)	(743.4)	(300,575)	(42,336)	(256.0)

Income tax expenses	(134)	(0.2)	(79)	(0.2)	(206)	(29)	(0.2)

Loss before (loss) income from equity method investment	(313,620)	(552.1)	(329,527)	(743.6)	(300,781)	(42,365)	(256.1)

(Loss) income from equity method investment	(276)	(0.5)	196	0.5	(1,560)	(220)	(1.3)

Net loss	(313,896)	(552.6)	(329,331)	(743.1)	(302,341)	(42,585)	(257.5)

Note:

(1)	Share-based compensation expense was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Costs of revenues	—	—	—	—
Sales and marketing expenses	18,327	22,125	18,958	2,670
General and administrative expenses	71,147	38,452	79,327	11,173
Research and development expenses	31,657	36,321	53,200	7,493

Total	121,131	96,898	151,485	21,336

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our total revenues increased by 165.0% from RMB44.3 in 2022 to RMB117.4 million (US$16.5 million) in 2023, primarily due to the increase in the sales volume of EH216 series products.

Revenues from air mobility solutions increased by 159.3% from RMB40.4 million in 2022 to RMB104.7 million (US$14.8 million) in 2023. We sold 52 units of the EH216 series products in 2023, compared with 21 units in 2022.

Revenues from smart city management solutions decreased by 39.1% from RMB2.1 million in 2022 to RMB1.3 million (US$0.2 million) in 2023. Since the smart city management solutions are on a project basis with different individual transaction values depending on the project nature, project size, etc., revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

Revenues from aerial media solutions increased by 727.3% from RMB1.3 million in 2022 to RMB11.1 million (US$1.6 million) in 2023, primarily due to the gradual recovery from the COVID-19 pandemic.

Costs of revenues

Our costs of revenues increased by 178.9% from RMB15.1 million in 2022 to RMB42.1 million (US$5.9 million) in 2023, which was in line with the increase of total revenues as we sold more EH216 series products in 2023.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 157.7% from RMB29.2 million in 2022 to RMB75.3 million (US$10.6 million) in 2023. However, our gross profit margin slightly decreased from 65.9% in 2022 to 64.1% in 2023, mainly due to changes in revenue mix.

Operating expenses

Our operating expenses increased by 11.4% from RMB339.3 million in 2022 to RMB377.8 million (US$53.2 million) in 2023.

Sales and marketing expenses. Sales and marketing expenses increased by 13.7% from RMB53.1 million in 2022 to RMB60.4 million (US$8.5 million) in 2023, primarily due to the expansion of sales channels, as well as increased marketing and promotional activities to expand brand awareness and higher employee compensation, and partially offset by lower share-based compensation expenses.

General and administrative expenses. General and administrative expenses decreased by 0.6% from RMB151.1 million in 2022 to RMB150.1 million (US$21.1 million) in 2023.

Research and development expenses. Research and development expenses increased by 23.9% from RMB135.1 million in 2022 to RMB167.3 million (US$23.6 million) in 2023. The increase was mainly due to higher share-based compensation expenses for new grants of share-based awards and salaries and benefits costs, as well as continuous expenditures on the compliance tests related to the type certificate of EH216-S.

Other operating income

Other operating income remained relatively stable at RMB6.1 million in 2022 and RMB6.2 million (US$0.9 million) in 2023.

Interest and investment income

We recorded interest and investment income of RMB8.5 million (US$1.2 million) in 2023 and RMB4.7 million in 2022, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments.

Interest expenses

We recorded interest expenses of RMB2.9 million (US$0.4 million) in 2023 and RMB2.1 million in 2022, both of which were primarily related to bank loans and loans from third parties.

Amortization of debt discounts

We recognized amortization of debt discounts of RMB12.0 million (US$1.7 million) in 2023 and RMB1.7 million and in 2022, both of which were related to the private placement transaction.

Other non-operating income

Other non-operating income was RMB2.0 million (US$0.3 million) in 2023 and RMB1.9 million in 2022.

Other non-operating expenses

Other non-operating expenses decreased from RMB26.8 million in 2022 to RMB0.2 million (US$30 thousand) in 2023. Other non-operating expenses in 2022 were mainly attributable to the estimated provision of US$3.375 million for an employment dispute. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Income tax expenses

Our income tax expenses increased from RMB79 thousand in 2022 to RMB0.2 million (US$29 thousand) in 2023. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2022 and 2023.

Net loss

As a result of the foregoing, our net loss decreased by 8.2% from RMB329.3 million in 2022 to RMB302.3 million (US$42.6 million) in 2023.

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenues

Our total revenues decreased by 22.0% from RMB56.8 million in 2021 to RMB44.3 in 2022, as we have been strategically transitioning from a product sales centric model into an integrated model of both product sales and operational flight services, and we have been progressing the certification process for EH216-S.

Revenues from air mobility solutions decreased by 16.1% from RMB48.2 million in 2021 to RMB40.4 million in 2022. We sold 21 units of the EH216 series products in 2022, compared with 30 units in 2021.

Revenues from smart city management solutions decreased by 70.1% from RMB7.1 million in 2021 to RMB2.1 million in 2022. Since the smart city management solutions are on a project basis with different individual transaction values depending on the project nature, project size, etc., revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

Revenues from aerial media solutions increased by 21.9% from RMB1.1 million in 2021 to RMB1.3 million in 2022.

Costs of revenues

Our costs of revenues decreased by 27.3% from RMB20.8 million in 2021 to RMB15.1 million in 2022, which resulted from and was in line with the total revenues.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 18.9% from RMB36.0 million in 2021 to RMB29.2 million in 2022. However, our gross profit margin increased from 63.4% in 2021 to 65.9% in 2022 primarily due to higher averaging selling price of EH216 products in 2022.

Operating expenses

Our operating expenses decreased by 7.8% from RMB367.8 million in 2021 to RMB339.3 million in 2022, primarily due to a decrease in share-based compensation expenses by RMB24.2 million, decrease in provisions for accounts receivable by RMB13.3 million as well as decrease in professional services fees by RMB3.4 million.

Sales and marketing expenses. Sales and marketing expenses increased by 22.9% from RMB43.2 million in 2021 to RMB53.1 million in 2022, primarily due to increase in share-based compensation expenses for new grant of share-based awards by RMB3.8 million and salaries and benefits costs for increased headcounts by RMB2.9 million as well as increase in marketing expenses for promotional activities in China and overseas markets by RMB2.7 million.

General and administrative expenses. General and administrative expenses decreased by 19.4% from RMB187.4 million in 2021 to RMB151.1 million in 2022, mainly due to decrease in share-based compensation expenses for a certain portion of share-based awards vested in 2021 by RMB32.7 million, decrease in provisions for accounts receivable byRMB13.3 million while resulting in ending balance of allowance for doubtful accounts increasing from RMB69.4 million further to RMB115.4 million, as well as reduction in professional services fees by RMB3.4 million, while partially offset by increase in salaries and benefits costs for increased headcounts by RMB6.1 million.

Research and development expenses. Research and development expenses slightly decreased by 1.5% from RMB137.2 million in 2021 to RMB135.1 million in 2022. The decrease was mainly due to less expenditures on EH216’s hardware and software upgrades and focus more on type certification processes, while offset by increase in share-based compensation for new grant of share-based awards by RMB4.7 million and salaries and benefits costs by RMB6.4 million.

Other operating income

Other operating income decreased by 45.6% from RMB11.2 million in 2021 to RMB6.1 million in 2022, primarily due to decrease in government subsidies.

Interest and investment income

We recorded interest and investment income of RMB4.7 million in 2022 and 5.1 million in 2021, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term investments and long-term loans receivable.

Interest expenses

We recorded interest expenses of RMB3.8 million in 2022 and RMB1.8 million in 2021, both of which were primarily related to bank loans and loans from third parties. In 2022, we recognized interest expenses RMB1.7 million as the amortization of debt discounts for the private placement transaction.

Other non-operating income

Other non-operating income was RMB1.9 million in 2022 and RMB6.1 million in 2021.

Other non-operating expenses

Other non-operating expenses increased from RMB1.5 million in 2021 to RMB26.8 million in 2022. Other non-operating expenses in 2022 were mainly attributable to the estimated provision of US$3.375 million for an employment dispute. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Income tax expenses

Our income tax expenses decreased from RMB0.1 million in 2021 to RMB0.08 million in 2022. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2021 and 2022.

Net loss

As a result of the foregoing, our net loss slightly increased by 4.9% from RMB313.9 million in 2021 to RMB329.3 million in 2022.

B.	Liquidity and Capital Resources.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities during the normal course of operations. We have experienced recurring losses from operations since inception. As of December 31, 2022 and 2023, we had an accumulated deficit of RMB1,450.4 million and RMB1,754.5 million (US$247.1 million). For the years ended December 31, 2021, 2022 and 2023, we incurred net loss of RMB313.9 million, RMB329.3 million and RMB302.3 million (US$42.6 million) and had net cash used in operating activities of RMB121.6 million, RMB173.5 million and RMB88.4 million (US$12.5 million). As of December 31, 2023, our cash and cash equivalents, short-term deposits, short-term investments and restricted short-term deposits were RMB228.3 million (US$32.1 million), RMB14.4 million (US$2.0 million), RMB57.5 million (US$8.1 million) and RMB33.9 million (US$4.8 million), respectively. Up to the date of this annual report, we had unused uncommitted credit facilities of RMB31.0 million (US$4.4 million) with expirations in October and November 2024. Our ability to continue as a going concern is largely dependent on successful execution of our business plan to scale up commercial sales of EH216-S and our ability to raise additional funds when needed. Our primary sources of liquidity have been proceeds from issuance of equity securities offerings, including private placements, as well as customer advances, short-term and long-term bank loans. For example, we had raised a total of US$73 million from the sale and issuance of our Class A ordinary shares in private placements as of the date of this annual report, including US$40 million in 2021 and US$33 million in 2023. As of December 31, 2023, we had RMB334.1 million (US$47.0 million) in cash and cash equivalents, short-term deposits, short-term investments and restricted short-term deposits, of which 49.8% were held in Renminbi and the remainder was held in U.S. dollars and other currencies, and of which 47.7% were held in the PRC. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

Following the milestone achievement in obtaining the world’s first passenger-carrying unmanned aerial vehicle system certification for EH216-S, the Company’s management is implementing business plans to scale up the commercial sales of EH216-S through building a replicable and promotable business model to further expand the Company’s partnership network and enrich the commercial scenarios of EH216-S.

We believe that our balances of cash and cash equivalents, fund available from maturity of short-term deposit, short-term investments and restricted short-term deposits as of December 31, 2023 will be sufficient to meet our sustainable operations and material cash requirements for at least the next 12 months after the date of this annual report. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In utilizing the proceeds, we received from our securities offerings including our initial public offering and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” And “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

A majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(121,629)	(173,458)	(88,410)	(12,452)
Net cash (used in) provided by investing activities	(33,401)	56,400	(128,692)	(18,127)
Net cash provided by financing activities	266,947	106,740	195,480	27,532
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,067)	12,605	562	80

Net increase (decrease) in cash, cash equivalents and restricted cash	106,850	2,287	(21,060)	(2,967)
Cash, cash equivalents and restricted cash at the beginning of the year	140,173	247,023	249,310	35,115

Cash, cash equivalents and restricted cash at the end of the year	247,023	249,310	228,250	32,148

Operating Activities

Net cash used in operating activities in 2023 was RMB88.4 million (US$12.5 million). This amount was primarily attributable to net loss of RMB302.3 million (US$42.6 million), adjusted to add back certain non-cash expenses, principally share-based compensation of RMB151.5 million (US$21.3 million), allowance for doubtful amounts of RMB13.7 million (US$1.9 million), depreciation of property and equipment of RMB12.4 million (US$1.8 million) and amortization of right-of-use assets of RMB8.1 million (US$1.1 million), and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB20.5 million (US$2.9 million) in accounts receivable in relation to the receivables that we are entitled to receive and a decrease of RMB3.7 million (US$0.5 million) in lease liabilities in relation to lease payments for office and production facilities and offset mainly by an increase of RMB17.8 million (US$2.5 million) in contract liabilities in relation to more payments received before the sale of products or services to customers, a decrease of RMB10.7 million (US$1.5 million) in prepayments and other current assets in relation to consideration received for vested share-based awards under share incentive plan, and a decrease of RMB7.8 million (US1.1 million) in inventories in relation to procurement of materials for production and finished goods.

Net cash used in operating activities in 2022 was RMB173.5 million. This amount was primarily attributable to net loss of RMB329.3 million, adjusted to add back certain non-cash expenses, principally share-based compensation of RMB96.9 million, allowance for doubtful amounts of RMB47.8 million, amortization of right-of-use assets of RMB12.0 million and depreciation of property and equipment of RMB8.5 million, and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB10.1 million in accounts receivable in relation to the receivables that we are entitled to receive, an increase of RMB2.3 million in inventories in relation to procurement of materials for production and finished goods, an increase of RMB22.9 million in prepayments in relations of prepayments to suppliers and other service providers, and a decrease of RMB10.1 million in accounts payable in relation to payments for purchase of materials and offset mainly by a decrease of RMB1.3 million in amount due from a related party in relation to the receipt of outstanding payment for sale of product, and an increase of RMB4.5 million in contract liabilities in relation to more payments received before the sale of products or services to customers, and an increase of RMB36.3 million which was mainly due to the estimated provision of US$3.375 million for an employment dispute. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Net cash used in operating activities in 2021 was RMB121.6 million. This amount was primarily attributable to net loss of RMB313.9 million, adjusted to add back certain non-cash expenses, principally share-based compensation of RMB121.1 million, allowance for doubtful amounts of RMB56.5 million and depreciation and amortization of RMB7.8 million, and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB36.0 million in inventories in line with our business expansion, an increase of RMB13.0 million in prepayments, and a decrease of RMB7.7 million in accounts payable and offset mainly by a decrease of RMB39.3 million in accounts receivable resulting from our efforts in collections from customers, a decrease of RMB1.3 million in amount due from a related party, and an increase of RMB7.1 million in contract liabilities, and an increase of RMB11.4 million which was mainly due to an increase in employee benefits-related liabilities resulting from our increased employee headcount. The increases in inventories and prepayments and other current assets were all primarily due to the growth of our business.

Investing Activities

Net cash used in investing activities in 2023 was RMB128.7 million (US$18.1 million), mainly consisting of purchase of short-term investments of RMB56.7 million (US$8.0 million), purchase of restricted short-term deposits of RMB33.4 million (US$4.7 million) and purchase of short-term deposits of RMB14.2 million (US$2.0 million).

Net cash provided by investing activities in 2022 was RMB56.4 million, mainly consisting of net proceeds of short-term investments of RMB74.6 million and purchase of property and equipment of RMB12.2 million for both Yunfu production facility and new headquarter office.

Net cash used in investing activities in 2021 was RMB33.4 million, mainly consisting of net purchase of short-term investments of RMB17.0 million and purchase of property and equipment of RMB15.6 million for Yunfu production facility.

Financing Activities

Net cash provided by financing activities in 2023 was RMB195.5 million (US$27.5 million), primarily attributable to RMB250.2 million (US$35.2 million) from issuance of Class A ordinary shares, including to several strategic investors in connection with a US$23.0 million private placement which had closed in the third quarter of 2023, and net proceeds of RMB69.1 million (US$9.7 million) from short-term bank loans.

Net cash provided by financing activities in 2022 was RMB106.7 million, primarily attributable to RMB69.9 million from an investor in connection with a private placement of our Class A ordinary shares which had closed in the first quarter of 2023, and net proceeds of RMB36.8 million from bank loans.

Net cash provided by financing activities in 2021 was RMB266.9 million, primarily attributable to proceeds of RMB257.0 million from issuance of Class A ordinary shares to a European asset management company in a private placement and net proceeds of RMB15.0 million from bank loans.

Capital Expenditures

Our capital expenditures were RMB15.7 million, RMB13.8 million and RMB9.1 million (US$1.3 million) in 2021, 2022 and 2023, respectively, which were mainly used for the purchase of property and equipment for the establishment and installation of equipment at our own and new manufacturing facility in Yunfu and decorations for the new offices of our headquarters. We plan to fund our future capital expenditures with our existing cash balance.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include operating lease commitments, short-term bank loans, long-term bank loans, settlement payments, mandatorily redeemable non-controlling interests and investment obligations.

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

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments	122,030	5,716	12,443	14,018	89,853
Short-term bank loans(1)	71,416	71,416	—	—	—
Long-term bank loans(1)	13,536	3,979	9,557	—	—
Mandatorily redeemable non-controlling interests(1)	40,896	600	40,296	—	—
Investment obligations	1,750	1,750	—	—	—

Total	249,628	83,461	62,296	14,018	89,853

Note:

(1)

The short-term bank loans, long-term bank loans and mandatorily redeemable non-controlling interests are presented with the principle and estimated interest calculated based on the contractual interest rate.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

Holding Company Structure

We are a holding company with no material operations on our own. We conduct our operations primarily through the WFOE, the VIE and their respective subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by the WFOE. If the WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the WFOE, the VIE and their respective subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to contribute to certain statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital. As of December 31, 2023, the total registered capital of the WFOE, the VIE and their respective subsidiaries in China amounted to RMB1,242.8 million (US$175.0 million), implying a maximum total amount of RMB621.4 million (US$87.5 million) in statutory reserve funds to be set aside from their after-tax profits, if any. Our WFOE, the VIE and their respective subsidiaries in China had set aside a cumulative amount of RMB1.2 million (US$0.2 million) for such statutory reserve funds as of December 31, 2023. We believe that setting aside such additional amount will not have a material adverse impact on our business or liquidity because (i) a company is not required to set aside any amount for its statutory reserve fund until it has positive after-tax profits; (ii) the amount to be set aside annually is only 10% of a company’s after-tax profits, if any, and (iii) pursuant to the PRC Company Law, the statutory reserve funds can be used for offsetting a company’s losses, expanding its business operations and increasing its capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.5% and 1.8% for December 2021 and 2022, respectively, and decrease of 0.3% for December 2023. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. We are not able to hedge our exposure to higher inflation in mainland China.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development Capabilities” and “—Intellectual Property.”

D. Trend Information.

Prior to January 1, 2023, accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. Accounts receivables are written off after all collection effort has ceased.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. We adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB2.4 million (US$0.3 million).

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

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2023 for more information on our critical accounting policies.

Current expected credit loss

Our accounts receivable, contract assets, loans receivable and other receivables are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables which include the products we provide, the type of business, the scale of transactions on credit terms, the nature of counterparties and the level of credit risk of the customers, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances. For the year ended December 31, 2023, we recorded RMB13.7 million (US$1.9 million) of expected credit loss in general and administrative expenses.

We apply management’s judgments and estimates when determining the expected credit loss to be recognized. We reassess the allowance at each balance sheet date. Where the basis of judgments and estimates is different from the initial assessment, such differences will impact the expected credit loss and the carrying values of the accounts receivable in the year. As of December 31, 2022 and 2023, we assessed the ending balance of allowance for doubtful accounts/expected credit losses provision to be RMB115.4 million and RMB131.8 million (US$18.6 million), respectively. The significant increase was based on our assessment as of December 31, 2023, with our judgments and estimates that the impacts from the continuous COVID-19 epidemic and control measures in China adversely affected the business of customers and the ability to collect from the customers. Changes in these estimates and assumptions could materially affect the allowance losses.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huazhi Hu	47	Chairman and Chief Executive Officer
Haoxiang Hou	35	Independent Director
Conor Chia-hung Yang	61	Director and Chief Financial Officer
Dongming Wu	60	Independent Director
Nick Ning Yang	48	Independent Director
Wing Kee Lau	59	Independent Director
Zhao Wang	46	Co-Chief Operating Officer
Xin Fang	49	Co-Chief Operating Officer

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

Mr. Haoxiang Hou has served as our director since August 2015. Mr. Hou has been the founder and the chief investment officer of Houxue Capital since July 2022. He has served as the managing partner and investment committee head of GP Venture Capital, senior partner and investment committee member of GP Hi-Tech Capital, and vice president of investments at GP Xincheng Capital from April 2015 to June 2022. Mr. Hou was named on the list of “Forbes China Top 100 Venture Capitalists” in 2023. Mr. Hou received his dual bachelor’s degree in electrical engineering and international finance and his master’s degree in business administration from Shanghai Jiao Tong University in 2011 and 2015, respectively. Mr. Hou is also a CFA charterholder.

Mr. Conor Chia-hung Yang has served as our director since December 2019 and as our chief financial officer since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including at Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of I-Mab (Nasdaq: IMAB), iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKSE: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR) and Smart Share Global Limited (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (UCLA).

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

Mr. Wing Kee Lau has served as our independent director since August 2023. Mr. Lau has served as the chief financial Officer of RoboSense Technology Co., Ltd. (HKSE: 2498) since August 2022. He served as an independent director of Genetron Holdings Limited (NASDAQ: GTH) from June 2020 to March 2024. Mr. Lau served as the chief financial Officer in Tarena International Inc. (NASDAQ: TEDU) from March 2020 to July 2022, the chief financial officer in Square Panda Inc. from July 2018 to August 2019, the chief financial officer in Perfect World Co., Ltd. (SHE: 002624) from March 2007 to June 2018, the chief financial officer and company secretary in Beijing Media Corporation Ltd. (HKSE: 1000) from November 2004 to February 2007, and a financial director in Ogilvy & Mather Advertising Ltd. Beijing Branch from July 2000 to October 2004. Prior to that, Mr. Lau worked in PricewaterhouseCoopers from January 1994 to July 2000. Mr. Lau obtained a bachelor’s degree in business administration (finance) from the Hong Kong Baptist University in Hong Kong in November 1990, and an executive master of business administration degree from Cheung Kong Graduate School of Business in China in September 2011. Mr. Lau is an associate of both of The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

Mr. Zhao Wang has served as our co-chief operating officer since April 2024. Prior to joining us, Mr. Wang worked for Antaeus Group, a Chinese group enterprise with cross-industry services in resort, film and art, as the chief executive officer of Mangrove Tree Technology Group from June 2020 to March 2024. He played a pivotal role in driving digital transformation initiatives and planning business operations for several super-large-scale resorts in China, including the deployment of intelligent operational and management system platforms and introducing self-driving vehicles in air as well as on the ground and water to resorts. Prior to that, Mr. Wang was the chief executive officer at Beijing Ganlan Technology Development Co., Ltd., an IT consulting firm, from August 2017 to June 2020. Between October 2008 and August 2017, Mr. Wang served in several executive positions at Antaeus Investment Group and was in charge of platform development, operation and management for cultural tourism projects and digital film industries. From December 2006 to October 2008, Mr. Wang served as technology manager in Sohu.com and led the architecture design of the website information system for the 2008 Summer Olympic Games in Beijing. Mr. Wang also participated in the development of information system for the 2004 Summer Olympic Games in Athens. Mr. Wang holds a Bachelor’s degree in computer science and technology from Tsinghua University.

Mr. Xin Fang joined us in February 2022 as our chief operating officer, and currently serves as our co-chief operating officer. Prior to joining us, Mr. Fang served as the Chairman of the Board of Directors of Wuning Xinyihang Investment Development Co., Ltd. Mr. Fang is a seasoned business leader with more than 20 years of business administration and operational experience. He has a track record of success in the fields of sales of IT product and system integration solutions, tourism operation and management, tourism real estate development, etc. Mr. Fang obtained his master’s degree in business administration from Nanchang University in 2013.

B. Compensation.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB3.6 million (US$0.5 million) in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2015 Share Incentive Plan

Our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan pursuant to all awards under the 2015 Plan is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2024, 36,000 restricted share units and 53,737 share options were outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

Our board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2019 Plan became effective upon the completion of the Company’s initial public offering in 2019. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is initially 5,455,346, which may be increased by up to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is 13,941,558. As of March 31, 2024, 6,134,180 restricted share units and 394,820 options were outstanding under the 2019 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2023 Share Incentive Plan

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2023 Plan became effective on December 22, 2023. The maximum aggregate number of ordinary shares that may be issued under the 2023 Plan is initially 3,782,555 (the “Maximum Number”). On the first day of each of the subsequent fiscal years during the term of the 2023 Plan starting from January 1, 2024, the Maximum Number shall automatically increase by an amount determined by the Board that is equal to no more than 3% of the total number of shares outstanding on the last day of the immediately preceding fiscal year. If the Board does not determine such amount of increase by the first day of each of the subsequent fiscal years, the Maximum Number shall automatically increase by 3% of the total number of shares outstanding on the last day of the immediately preceding fiscal year. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2023 Plan is 7,592,899. As of March 31, 2024, 4,289,000 options were outstanding under the 2023 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2023 Plan.

Types of Awards. The 2023 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2023 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants and directors, as determined by our board of directors or a committee of one or more members of the board of directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2023 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2023 Plan. Unless terminated earlier, the 2023 Plan has a term of ten years. With the approval of our board of directors, the plan administrator has the authority to terminate, amend or modify the 2023 Plan. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2023 Plan.

The following table summarizes, as of March 31, 2024, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were settled, forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares underlying Equity Awards	Date of Grant	Date of Expiration
Huazhi Hu	*	January 4, 2021 January 1, 2024	January 3, 2031 December 31, 2034
Conor Chia-hung Yang	*	January 4, 2021 August 1, 2023 January 1, 2024	January 3, 2031 July 31, 2033 December 31, 2034
Xin Fang	*	January 1, 2024	December 31, 2034
Dongming Wu	*	June 1, 2020 January 4, 2021	May 31, 2030 January 3, 2031
Haoxiang Hou	*	January 4, 2021	January 3, 2031
Nick Ning Yang	*	March 27, 2023	March 26, 2033
Wing Kee Lau	*	August 16, 2023	August 15, 2033
Zhao Wang	—	—	—
All directors and officers as a group	5,589,737	Various dates from June 1, 2020 to January 1, 2024	Various dates from May 31, 2030 to December 31, 2034

*	Vested equity awards less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of March 31, 2024, our employees other than members of our senior management as a group held 531,680 restricted share units and 3,333,820 options.

C.	Board Practices.

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly, interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, and (b) if such contract or transaction, or proposed contract or transaction is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Wing Kee Lau, Dongming Wu and Haoxiang Hou. Wing Kee Lau is the chairman of our audit committee. We have determined that each of Wing Kee Lau, Dongming Wu and Haoxiang Hou satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act, as amended. We have determined that Wing Kee Lau qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Haoxiang Hou and Wing Kee Lau. Haoxiang Hou is the chairman of our compensation committee. We have determined that each of Haoxiang Hou and Wing Kee Lau satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Board Diversity Disclosure

Board Diversity

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

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

We had 326, 341 and 367 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had 340 employees in Guangzhou, 18 employees in Yunfu, one employee in Beijing and eight employees outside China. The following table sets forth the number of our employees categorized by function as of December 31, 2023:

Function	Number	% of Total Employees
Research and product development department	194	52.9%
Marketing and sales department	75	20.4%
General administration department	98	26.7%
Total number of employees	367	100.0%

We also had 113, 115 and 153 full-time contractors who are involved in the manufacturing of our products as of December 31, 2021, 2022 and 2023, respectively.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 88,084,921 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 39,026,560 Class B ordinary shares outstanding as of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2024, including through the exercise of any restricted share unit, option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as- Converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers:**
Huazhi Hu(1)	670,258	39,026,560	39,696,818	31.2%	81.7%
Haoxiang Hou(2)	*	—	*	*	*
Conor Chia-Hung Yang(3)	*	—	*	*	*
Dongming Wu(4)	*	—	*	*	*
Nick Ning Yang(5)	*	—	*	*	*
Wing Kee Lau	—	—	—	—	—
Xin Fang	—	—	—	—	—
Zhao Wang	—	—	—	—	—
All Directors and Executive Officers as a Group	868,995	39,026,560	39,895,555	31.4%	81.8%
Principal Shareholder:
Genesis Rising Limited(6)	—	39,026,560	39,026,560	30.7%	81.6%

Notes:

*	Less than 1% of our total outstanding shares.
**

Messrs. Huazhi Hu, Conor Chia-Hung Yang, Zhao Wang and Xin Fang’s business address is 11/F Building One, EHang Technology Park, No. 29 Bishan Blvd., Huangpu District, Guangzhou, Guangdong Province, 510700, PRC. Mr. Haoxiang Hou’s business address is No. 151 Mao Jia Yuan Rd, Huangpu District, Shanghai, PRC. Mr. Wing Kee Lau’s business address is Building 9, Block 2, Zhongguan Honghualing Industry Southern District, 1213 Liuxian Avenue, Taoyuan Street, Nanshan District, Shenzhen, Guangdong Province, PRC. Mr. Dongming Wu’s business address is No. 18 Rong Hua South Road, Beijing Economic-Technological Development Area, Daxing District, Beijing, PRC. Mr. Nick Ning Yang’s business address is No.107 AI Technology Park, No. 27 Xidawang Road, Chaoyang District, Beijing, PRC.

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

(4)

Represents Class A ordinary shares beneficially owned by Mr. Dongming Wu, including Class A ordinary shares underlying share options and restricted share units held by Mr. Dongming Wu that have vested as of March 31, 2024 or will vest within 60 days after March 31, 2024.

(5)	Represents Class A ordinary shares underlying restricted share units held by Mr. Nick Ning Yang that have vested as of March 31, 2024 or will vest within 60 days after March 31, 2024.
(6)

Represents 39,026,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company that is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2024, 81,858,692 of our Class A ordinary shares were held by five record holders in the United States, including a total of 81,858,688 Class A ordinary shares held by The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Transactions with Related Parties

In 2023, we generated revenue of RMB3.0 million (US$0.4 million) and RMB8.9 million (US$1.2 million) from Guangzhou Yitong Zhihang Technology Co., Ltd., or Yitong Zhihang, and Xinjiang Xiyu Qingniao General Aviation Co., Ltd., or Xiyu Qingniao, respectively, through our sales of pilotless eVTOL aircraft. Each of Yitong Zhihang and Xiyu Qingniao is an equity investee of our company and we have significant influence over them. As of December 31, 2023, we had amount due from Yitong Zhihang of RMB1.7 million (US$0.2 million) and contract liabilities to Xiyu Qingniao of RMB2.0 million (US$0.3 million) relating such sales.

In 2022, there was no transaction with related parties. As of December 31, 2022, we had no amount due from related parties.

As of December 31, 2023, RMB40.0 million (US$5.6 million) short-term bank loans and RMB12.8 million (US$1.8 million) long-term bank loans were guaranteed by Mr. Huazhi Hu, our founder and director. As of December 31, 2022, RMB49.8 million short-term bank loans and RMB17.0 million long-term bank loans were guaranteed by Mr. Huazhi Hu.

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

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—2015 Share Incentive Plan,” “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2023 Share Incentive Plan.”

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

A former employee of our former U.S. subsidiary, EHang, Inc., filed a civil lawsuit against EHang Holdings, the VIE and certain individual defendants, including Mr. Huazhi Hu, chairman and chief executive officer of EHang Holdings, in the United States District Court for the Northern District of California. The plaintiff alleged that he was entitled to receive restricted share units from us. Following a trial by jury in April 2022, the Court entered judgment for the Plaintiff and against EHang Holdings, the VIE and Mr. Huazhi Hu as follows: (i) Judgment is entered against EHang Holdings on claims for breach of contract, false promise and unpaid wages, and EHang Holdings is held jointly and severally liable for compensatory damages in the amount of US$3,500,000 and is liable for punitive damages in the amount of US$10,000,000; (ii) Judgment is entered against the VIE on claims for breach of contract, false promise and unpaid wages, and the VIE is held jointly and severally liable for compensatory damages in the amount of US$3,500,000; and (iii) Judgment is entered against Mr. Huazhi Hu on claims for false promise and unpaid wages, and Mr. Hu is held jointly and severally liable for compensatory damages in the amount of US$3,500,000 and is liable for punitive damages in the amount of US$5,000,000. We then filed a Motion for New Trial challenging the finding of false promise, the amount of the compensatory damage award, and the amount of the punitive damage award. The judge granted the Motion as to the false promise claim and set aside the verdict on that cause of action against EHang Holdings and Mr. Hu, and because the false promise claim was the only claim that could give rise to punitive damages, the Court set aside the punitive damage award and ordered a new trial on the false promise claim. The Court denied the motion as to the compensatory damage award. Following the Motion for New Trial, the parties have been engaged in settlement discussions. On April 25, 2023, the parties entered into a settlement agreement involving a total payment to the former employee of $3,375,000 in four equal quarterly installments within one year. The Company had paid all four installments as of the date of this annual report.

On December 4, 2023, a securities class action complaint (captioned Pujo v. EHang Holdings Limited, No. 2:23-cv-10165 (C.D. Cal.)) was filed by purported holders of the Company’s ADSs in federal court. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally alleges that the Company and certain of its officers and directors made false and misleading statements regarding the Company’s business, operations, and prospects, among other allegations. The complaint is based in large part on a November 7, 2023, report issued by short seller Hindenburg Research. The complaint names as defendants certain of the Company’s officers and directors. The complaint seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including reasonable attorneys’ fees. On February 2, 2024, purported stockholders of the Company moved for appointment as lead plaintiff. On February 28, 2024, the court took the motions for lead plaintiff under submission. We intend to vigorously defend against these claims. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

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

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

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

Assuming that we are treated as the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon the nature of our business, the composition of our income and assets and the value of our assets, including goodwill (which is based on the market price of the ADSs), we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of the ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Foreign Currency Exchange Rate Risk

As of December 31, 2023, a majority of our revenues and expenses were denominated in RMB. We expect that in the future a substantial portion of our revenues will be denominated in foreign currencies as our business and operations expand in overseas markets. As a result, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies. Any significant revaluation of Renminbi against U.S. dollar may adversely affect our cash flow, earnings, and financial position, and the value of, and any dividends payable on, our ordinary shares and the ADSs. As of December 31, 2023, a 1% strengthening or weakening of Renminbi against U.S. dollars would have increased or decreased our net loss by 0.2%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or the ADSs.”

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2023, we received nil in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective because of the material weaknesses in our internal control over financial reporting described in this annual report. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023, due to the material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2023 were (i) the lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and (ii) the lack of monitoring of the collection of accounts receivable on a timely basis.

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

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.235 billion in revenues for fiscal year of 2023, we qualify as an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). Therefore, no attestation report by our independent registered public accounting firm regarding our internal control over financial reporting is included in this annual report.

Changes in Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, and the audit of our consolidated financial statements as of and for the year ended December 31, 2020, a material weakness related to the lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and a material weakness related to lack of monitoring of the collection of accounts receivable on a timely basis were identified, respectively.

During 2023, we implemented the following measures to improve our internal control over financial reporting to address the identified material weaknesses respectively:

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

•

For our lack of monitoring of the collection of accounts receivable on a timely basis, we implemented controls on (i) issuance of debit note to our customers to notify and acknowledge the payment terms and schedule under the signed contracts; (ii) issuance of letter of collection for those customers with late payment to claim the outstanding and past-due payments; (iii) negotiation with customers with seriously past-due payments over the outstanding balance. We also strengthened finance department’s monitoring control over the collection of accounts receivable through quarterly assessment with sales department.

However, these measures did not fully address all material weaknesses in internal control over financial reporting, and we concluded that the material weaknesses relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and lack of monitoring of the collection of accounts receivable on a timely basis still existed as of December 31, 2023.

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Mr. Wing Kee Lau, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2022	2023
	(RMB in thousands)
Audit fees(1)	4,966	7,014

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

None.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity

Risk Management and Strategy

We have implemented and maintained various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, and confidential information that is proprietary, strategic or competitive in nature (“Information Systems and Data”).

Our IT department helps identify, assess and manage our cybersecurity threats and risks. Our IT department identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, manual tools, automated tools, analyzing reports of threats and actors, conducting scans of the threat environment, evaluating our and our industry’s risk profile, evaluating threats reported to us, conducting threat assessments for internal and external threats, engaging third party threat assessments, etc.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, cybersecurity incident response policy, incident detection and response, vulnerability management policy, disaster recovery/business continuity plans, security standards, encryption of data, network security controls, data segregation, access controls, physical security, asset management, tracking and disposal, systems monitoring and employee training.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (i) our IT department works with our management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business, and (ii) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee of the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms including legal counsel, cybersecurity software providers and managed cybersecurity service providers. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes review of security assessment and imposition of information contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect our company and how they may do so, see our risk factors under “Part I. Item 3D. Risk Factors in this Annual Report” on Form 20-F, including the risk factors headed “Any significant cybersecurity incident or disruption to our operating systems, command-and-control centers, or information systems and infrastructure could subject us to significant reputational, financial, legal and operational consequences,” and “Failure to safeguard personal information could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

Governance

Our board of directors addresses our company’s cybersecurity risk management as part of its general oversight function. The audit committee of the board of directors is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain of our management, including our chief executive officer, our chief financial officer, our vice president of software department and our senior network engineer. With the experience of setting up servers and firewalls, our senior network engineer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, and overseeing the operation of our cybersecurity risks and cloud services. With the experience of software programming, our vice president of software department is mainly responsible for supervising our IT and software departments, including helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Our vice president of software department reports to our chief executive officer and our chief executive officer is responsible for approving budgets.

Our cybersecurity incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to cybersecurity incident management team (the “CSI management team”) depending on the circumstances, including our co-chief operating officers, chief financial officer and in-house general counsel. The CSI management team works with our company’s senior management team to help our company mitigate and remediate cybersecurity incidents of which they are notified. In addition, our company’s cybersecurity incident response and vulnerability management policies include reporting to the audit committee of the board of directors for certain cybersecurity incidents. The audit committee receives periodic reports from our CSI management team concerning our company’s significant cybersecurity threats and risk and the processes our company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of December 11, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.4	Second Amended and Restated Shareholders’ Agreement, dated as of December 27, 2016, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39151) filed with the SEC on April 20, 2020)

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.3	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-39151) filed with the SEC on December 22, 2023)

4.4	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

Exhibit Number	Description of Document

4.6	English translation of the Shareholders Voting Proxy Agreement and Power of Attorney among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.7	English translation of the Share Pledge Agreements among the WFOE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.8	English translation of the Exclusive Consulting and Service Agreement and the Exclusive Services Agreement between the WFOE and the VIE dated January 29, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.9	English translation of the Amendment to Exclusive Consulting and Service Agreement between the WFOE and the VIE dated November 30, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.10	English translation of the Exclusive Option Agreement among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.9 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.11	English translation of the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE and shareholders of the VIE dated February 22, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.12	English translation of the Amendments to the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE, Huazhi Hu, Yifang Xiong and shareholders of the VIE dated September 7, 2020 and October 21, 2020, respectively (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.13	Subscription Agreement, dated as of January 27, 2021, between the Registrant and certain funds advised by Carmignac (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001- 39151) filed with the SEC on June 15, 2021)

4.14	English Translation of the Subscription Agreement, dated as of December 21, 2022, between the Registrant and Qingdao Ocean Investment Group Co., Ltd. (incorporated herein by reference to Exhibit 4.13 of our Annual Report on Form 20-F for the year ended December 31, 2022 (File No. 001- 39151) filed with the SEC on April 27, 2023)

4.15*#	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Rich Ning Inc.

4.16*#	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Gamma Financial Solutions Limited

4.17*#	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Lee Soo Man

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

Exhibit Number	Description of Document

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of AllBright Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Incentive Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document (the cover page XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set)

*	Filed herewith
**	Furnished herewith
#	Portions of this exhibit have been omitted on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHang Holdings Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 15, 2024

EHANG HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To

the

Board of Directors and Shareholders of EHang Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of EHang Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit loss in 2023.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Emphasis of Matter
As discussed in Note 1(c) to the consolidated financial statements, there is uncertainty as to the execution of management’s business plan to scale up commercial sales of
EH216-S
and to raise additional funds, which will materially and adversely affect the Company’s future liquidity. Management’s evaluation of the events and conditions and management’s plans to
mitigate these matters are also described in Note 1(c).
/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 15, 2024
We have served as the Company’s auditor since 2021.

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2(f)	249,310	228,250	32,148
Short-term deposits	2(g)	—	14,397	2,028
Short-term investments	4	—	57,494	8,098
Restricted short-term deposits	2(h)	—	33,942	4,781
Accounts receivable, net of allowance of RMB115,380 and RMB131,826 (US$18,567) as of December 31, 2022 and 2023, respectively	5	20,298	34,786	4,899
Inventories	6	72,364	59,488	8,379
Prepayments and other current assets	7	45,183	24,691	3,477

Total current assets		387,155	453,048	63,810

Non-current assets
Property and equipment, net	8	47,060	44,623	6,285
Right-of-use assets, net	2(y)	73,482	74,528	10,497
Intangible assets, net		1,959	2,426	342
Long-term loans receivable	9	9,980	4,215	594
Long-term investments	10	9,839	18,369	2,587
Other non-current assets		1,392	1,436	202

Total non-current assets		143,712	145,597	20,507

Total assets		530,867	598,645	84,317

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(e)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to Ehang Holding
s
Limited (the “Company”) of RMB29,993 and RMB30,220 (US$4,256) as of December 31, 2022 and 2023, respectively)

Short-term bank loans	12	49,794	69,798	9,831
Short-term debt	13	57,838	—	—
Accounts payable		35,456	35,101	4,944
Contract liabilities		19,321	37,169	5,235
Current portion of long-term bank loans	12	13,154	3,538	498
Accrued expenses and other liabilities	11	97,763	94,149	13,261
Current portion of lease liabilities	2(y)	5,520	5,595	788
Deferred income		1,495	1,549	218
Deferred government subsidies		1,993	3,147	443
Income taxes payable		7	29	4

Total current liabilities		282,341	250,075	35,222

Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company of RMB5,234 and RMB3,146 (US$ 444) as of December 31, 2022 and 2023, respectively)
Long-term bank loans	12	3,846	9,308	1,311
Mandatorily redeemable non-controlling interests	14	40,000	40,000	5,634
Deferred tax liabilities	17	292	292	41
Unrecognized tax benefit	17	5,480	5,480	772
Lease liabilities	2(y)	69,913	75,308	10,607
Deferred income		2,928	1,486	209
Other non-current liabilities		1,389	2,477	349

Total non-current liabilities		123,848	134,351	18,923

Total liabilities		406,189	384,426	54,145

Commitments and Contingencies	25

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(e)
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 1,904,577,337 shares authorized, 78,300,387 shares issued and 77,309,937 shares outstanding as of December 31, 2022; 1,904,577,337 shares authorized, 88,006,101 shares issued and 87,544,585 shares outstanding as of December 31, 2023)	19	51	56	8
Class B ordinary shares (US$0.0001 par value; 45,422,663 shares authorized, 39,026,560 shares issued and outstanding as of December 31, 2022 and 2023)	19	24	24	3
Additional paid-in capital		1,558,356	1,951,936	274,924
Statutory reserves		1,191	1,239	175
Accumulated deficit		(1,450,374)	(1,754,542)	(247,122)
Accumulated other comprehensive income	19	15,010	15,079	2,124

Total EHang Holdings Limited shareholders’ equity		124,258	213,792	30,112
Non-controlling interests		420	427	60

Total shareholders’ equity		124,678	214,219	30,172

Total liabilities and shareholders’ equity		530,867	598,645	84,317

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

		For the year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
Revenues
Products (including related party revenues of RMB1,504, nil and RMB11,859 (US$1,670) for the years ended December 31, 2021, 2022 and 2023)	15, 18	54,923	40,775	100,960	14,220
Services	15	1,884	3,542	16,466	2,319

Total revenues		56,807	44,317	117,426	16,539

Cost of revenues
Products		(19,991)	(15,038)	(34,304)	(4,832)
Services		(786)	(60)	(7,811)	(1,100)

Total cost of revenues		(20,777)	(15,098)	(42,115)	(5,932)

Gross profit		36,030	29,219	75,311	10,607
Operating expenses
Sales and marketing expenses		(43,229)	(53,116)	(60,389)	(8,506)
General and administrative expenses		(187,388)	(151,065)	(150,092)	(21,140)
Research and development expenses		(137,148)	(135,082)	(167,315)	(23,566)

Total operating expenses		(367,765)	(339,263)	(377,796)	(53,212)
Other operating income		11,199	6,094	6,233	878

Operating loss		(320,536)	(303,950)	(296,252)	(41,727)
Other income (expenses)
Interest and investment income		5,143	4,669	8,484	1,195
Interest expenses		(1,803)	(2,145)	(2,930)	(413)
Amortization of debt discounts		—	(1,674)	(12,023)	(1,693)
Foreign currency exchange (losses) gains, net		(827)	(1,488)	394	55
Other non-operating income		6,086	1,944	1,966	277
Other non-operating expenses		(1,549)	(26,804)	(214)	(30)

Total other income (expenses)		7,050	(25,498)	(4,323)	(609)
Loss before income tax and (loss) income from equity method investment		(313,486)	(329,448)	(300,575)	(42,336)

Income tax expenses	17	(134)	(79)	(206)	(29)

Loss before (loss) income from equity method investment		(313,620)	(329,527)	(300,781)	(42,365)
(Loss) income from equity method investment		(276)	196	(1,560)	(220)

Net loss		(313,896)	(329,331)	(302,341)	(42,585)

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

	Note	For the year ended December 31,
		2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
Net loss		(313,896)	(329,331)	(302,341)	(42,585)
Net (loss) income attributable to non-controlling interests		(63)	1,110	641	90

Net loss attributable to EHang Holdings Limited’s ordinary shareholders	21	(313,959)	(328,221)	(301,700)	(42,495)

Net loss per ordinary share
Basic and diluted	21	(2.78)	(2.86)	(2.48)	(0.35)
Net loss per ADS (2 ordinary shares equal to 1 ADS)
Basic and diluted	21	(5.56)	(5.72)	(4.96)	(0.70)
Shares used in net loss per ordinary share computation (in thousands of shares)
Basic and diluted	21	112,985	114,695	121,494	121,494
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	19	(6,107)	20,896	69	10
Realized gains on available-for-sale investments, net of nil tax	19	(1,729)	—	—	—

Total other comprehensive (loss) income, net of tax		(7,836)	20,896	69	10
Comprehensive loss		(321,732)	(308,435)	(302,272)	(42,575)
Comprehensive (loss) income attributable to non-controlling interests		(63)	1,110	641	90

Comprehensive loss attributable to EHang Holdings Limited		(321,795)	(307,325)	(301,631)	(42,485)

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		64,634,743	44	44,992,555	28	1,081,299	1,950	1,035	(808,038)	276,318	1,382	277,700
Issuance of Class A ordinary shares pursuant to a private placement	19	1,230,769	1	—	—	256,944	—	—	—	256,945	—	256,945
Issuance of ordinary shares to the depository bank	19	2,500,000	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for the vested restricted share units	19	3,002,130	2	—	—	—	—	—	—	2	—	2
Settlement of vested restricted share units with shares held by the depositary bank	19	(1,914,630)	—	—	—	—	—	—	—	—	—	—
Class B ordinary shares converted to Class A ordinary shares	19	4,855,995	3	(4,855,995)	(3)	—	—	—	—	—	—	—
Net (loss) income		—	—	—	—	—	—	—	(313,959)	(313,959)	63	(313,896)
Share-based compensation	16	—	—	—	—	121,131	—	—	—	121,131	—	121,131
Other comprehensive loss	19	—	—	—	—	—	(7,836)	—	—	(7,836)	—	(7,836)
Appropriation of statutory reserve	2(ad)	—	—	—	—	—	—	156	(156)	—	—	—

Balance as of December 31, 2021		74,309,007	50	40,136,560	25	1,459,374	(5,886)	1,191	(1,122,153)	332,601	1,445	334,046

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		74,309,007	50	40,136,560	25	1,459,374	(5,886)	1,191	(1,122,153)	332,601	1,445	334,046
Shares issued to depository bank	19	876,380	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for the vested restricted share units	19	2,595,750	—	—	—	—	—	—	—	—	—	—
Settlement of vested restricted share units with shares held by the depositary bank	19	(590,750)	—	—	—	—	—	—	—	—	—	—
Class B ordinary shares converted to Class A ordinary shares	19	1,110,000	1	(1,110,000)	(1)	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(328,221)	(328,221)	(1,110)	(329,331)
Share based compensation	16	—	—	—	—	96,898	—	—	—	96,898	—	96,898
Clawback of shares under share incentive plan		—	—	—	—	(383)	—	—	—	(383)	—	(383)
Arrangement for employee stock withholding tax	19	—	—	—	—	(11,230)	—	—	—	(11,230)	—	(11,230)
Warrants arising from private placement	13	—	—	—	—	13,697	—	—	—	13,697	—	13,697
Issuance of a subsidiary’s equity to a non-controlling interest holder		—	—	—	—	—	—	—	—	—	85	85
Other comprehensive income	19	—	—	—	—	—	20,896	—	—	20,896	—	20,896

Balance as of December 31, 2022		78,300,387	51	39,026,560	24	1,558,356	15,010	1,191	(1,450,374)	124,258	420	124,678

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31,2022		78,300,387	51	39,026,560	24	1,558,356	15,010	1,191	(1,450,374)	124,258	420	124,678
Adoption of ASC Topic 326	5	—	—	—	—	—	—	—	(2,420)	(2,420)	(2)	(2,422)

Balance as of January 1,2023		78,300,387	51	39,026,560	24	1,558,356	15,010	1,191	(1,452,794)	121,838	418	122,256
Shares issued to depository bank	19	236,000	—	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	19	7,870,938	5	—	—	242,399	—	—	—	242,404	—	242,404
Issuance of ordinary shares for the vested restricted share units	19	2,684,596	—	—	—	—	—	—	—	—	—	—
Settlement of vested restricted share units with shares held by the depositary bank	19	(1,085,820)	—	—	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(301,700)	(301,700)	(641)	(302,341)
Share based compensation	16	—	—	—	—	151,485	—	—	—	151,485	—	151,485
Arrangement for employee stock withholding tax	19	—	—	—	—	7,795	—	—	—	7,795	—	7,795
Acquisition of non-controlling interests	20	—	—	—	—	(8,099)	—	—	—	(8,099)	650	(7,449)
Other comprehensive loss	19	—	—	—	—	—	69	—	—	69	—	69
Appropriation of statutory reserve	2(ad)	—	—	—	—	—	—	48	(48)	—	—	—

Balance as of December 31, 2023		88,006,101	56	39,026,560	24	1,951,936	15,079	1,239	(1,754,542)	213,792	427	214,219

Balance as of December 31, 2023 (US$)	2(e)	88,006,101	8	39,026,560	3	274,924	2,124	175	(247,122)	30,112	60	30,172

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except
for
number of shares and per share data)

		For the years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(313,896)	(329,331)	(302,341)	(42,585)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	8	7,427	8,478	12,442	1,752
Amortization of intangible assets		346	439	787	111
Amortization of right-of-use assets		—	11,976	8,131	1,145
Share-based compensation	16	121,131	96,898	151,485	21,336
Clawback of shares under share incentive plan		—	(383)	—	—
Losses (gains) on disposal of property and equipment	2(n)	820	(103)	138	19
Amortization of debt discounts	13	—	1,674	12,023	1,693
Interest and investment income		(1,367)	(3,131)	(3,361)	(473)
Loss (income) from equity method investments	10	276	(196)	1,560	220
Impairment of long-lived assets	2(p)	1,627	—	—	—
Allowance for doubtful accounts/current expected credit losses		56,517	47,784	13,691	1,928
Write-downs of inventories	2(m)	2,640	956	460	65
Foreign currency exchange losses (gains)		827	1,488	(394)	(55)
Changes in operating assets and liabilities
Accounts receivable		39,336	(10,072)	(20,523)	(2,891)
Unbilled revenue		2,800	—	—	—
Inventories		(38,607)	(3,257)	7,816	1,101
Prepayments and other current assets		(12,972)	(22,942)	10,728	1,512
Amounts due from a related party		1,279	1,360	—	—
Accounts payable		(7,748)	(10,104)	5,445	767
Contract liabilities		7,051	4,490	17,847	2,514
Accrued expenses and other liabilities		11,370	36,252	(192)	(27)
Lease liabilities		—	(8,783)	(3,708)	(522)
Deferred income		(60)	1,521	(1,464)	(206)
Deferred government subsidies		(430)	1,525	998	141
Income taxes payable		4	3	22	3

Net cash flow used in operating activities		(121,629)	(173,458)	(88,410)	(12,452)

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of non-controlling interests	20	—	—	(6,920)	(975)
Purchase of short-term investments		(157,761)	(76,807)	(56,694)	(7,985)
Payments for short-term deposits		—	—	(14,164)	(1,995)
Payments for restricted short-term deposits		—	—	(33,437)	(4,710)
Proceeds from maturities of short-term investments		140,756	151,388	—	—
Purchase of property and equipment		(15,645)	(12,166)	(7,832)	(1,103)
Proceeds from disposal of property and equipment		—	188	—	—
Acquisition of intangible assets		(51)	(1,653)	(1,255)	(177)
Cash paid for long-term investment	10	(700)	(4,550)	(10,090)	(1,421)
Receipt of loans receivable		—	—	1,700	239

Net cash flow (used in) provided by investing activities		(33,401)	56,400	(128,692)	(18,127)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	12	10,000	49,794	69,090	9,731
Repayment of short-term bank loans		(15,000)	(10,000)	(49,794)	(7,013)
Proceeds from long-term bank loans	12	20,000	—	10,000	1,408
Repayment of a long-term bank loan		—	(3,000)	(14,154)	(1,994)
Repayment of loans from third parties		(5,000)	—	—	—
Proceeds from the private placement	13	—	69,861	—	—
Repayment of short-term debt		—	—	(69,861)	(9,840)
Proceeds from issuance of a subsidiary’s equity to a non-controlling interest holder		—	85	—	—
Shares issued upon vesting of restricted share units		2	—	—	—
Proceeds from issuance of Class A ordinary shares, net of issuance costs		256,945	—	250,199	35,240

Net cash provided by financing activities		266,947	106,740	195,480	27,532

Effect of exchange rate changes on cash, cash equivalents and restricted cash		(5,067)	12,605	562	80

Net increase (decrease) in cash, cash equivalents and restricted cash		106,850	2,287	(21,060)	(2,967)
Cash, cash equivalents and restricted cash at the beginning of the year		140,173	247,023	249,310	35,115

Cash, cash equivalents and restricted cash at the end of the year		247,023	249,310	228,250	32,148

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
Supplemental disclosures of cash flow information
Interest paid		1,178	1,502	2,183	307
Income taxes paid		342	79	184	26
Non-cash investing and financing activities
Loans payable settled by accounts receivable		25,000	—	—	—
Loans receivable settled by accounts payable		—	—	5,800	817
Purchase of property and equipment included in accrued expenses and other liabilities		1,228	3,327	1,401	197
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents		246,863	249,310	228,250	32,148
Restricted cash		160	—	—	—

Total cash, cash equivalents and restricted cash in the statements of cash flows		247,023	249,310	228,250	32,148

The accompanying notes are an integral part of these consolidated financial statements.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations
(a) Principal activities
EHang Holdings Limited (the ‘‘Company’’) was incorporated in the Cayman Islands on December 23, 2014 under the Cayman Islands Companies Law as an exempted company with limited liability. On December 12, 2019, the Company completed its initial public offering (the “IPO”) and got listed on Nasdaq Global Market. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the research and development, manufacturing, sales and operations of unmanned aerial vehicles (“UAVs”). The Group established its manufacturing facility in Yunfu City in the PRC.
(b) Principal subsidiaries and VIEs
As of December 31, 2023, the Company’s major subsidiaries, VIE and the
subsidiaries of the VIE (“VIEs”, refer to VIE and its subsidiaries as a whole, where appropriate) are as follows:

Entities Subsidiaries:	Date of incorporation establishment	Place of incorporation establishment	Equity interest held		Principal activities
			Direct	Indirect
Ehfly Technology Limited (“Ehfly”)	December 5, 2014	Hong Kong	100%	—	Product sales, investment holding
EHang Intelligent Equipment (Guangzhou) Co., Ltd. (“EHang Intelligent” or the “WFOE”)	October 15, 2015	PRC	100%	—	Research and development, manufacturing and product sales
Yunfu EHang Intelligent Technology Limited (“EHang Yunfu”)	June 15, 2020	PRC	68.5%	—	Research and development, manufacturing and product sales

Variable Interest Entity
Guangzhou EHang Intelligent Technology Co., Ltd. (“EHang GZ” or the “VIE”)	August 8, 2014	PRC	—	100%	Research and development, manufacturing and product sales

VIE’s Subsidiaries
Guangdong EHang General Aviation Co., Ltd. (“EHang Aviation”)	March 11, 2021	PRC	—	100%	Operational flight services
Guangdong EHang Egret Media Technology Co., Ltd (“EHang Egret GD”)	July 6, 2016	PRC	—	100%	Operational aerial media solutions services

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)
(b) Principal subsidiaries and VIEs (Continued)

Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”)
The Group conducts all of its business in China through its subsidiaries and the VIEs in the PRC. The Company’s subsidiary EHang Intelligent, or the WFOE, has entered into contractual arrangements with the VIE and its shareholder described below, which are referred to as the VIE Contractual Agreements. As of December 31, 2019, the equity interests of the VIE were legally held by Mr. Huazhi Hu and Mr. Derrick Yifang Xiong (the “Former Shareholders”). For the year ended December 31, 2020, the Former Shareholders transferred their equity interests to Mr. Shuai Feng and Mr. Weixian Xia, both are the Group’s employees (the “Nominee Shareholders”). The Nominee Shareholders then signed the Contractual Agreements with terms essentially the same as the ones signed before. Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, which is a wholly owned entity by the Company, who further assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact their economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Through the VIE Contractual Agreements, the Company is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under
ASC810-10,
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
(b) Principal subsidiaries and VIEs (Continued)
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
(b) Principal subsidiaries and VIEs (Continued)
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

1.	Organization and Nature of Operations (Continued)
(b) Principal subsidiaries and VIEs (Continued)

The following financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	11,404	4,113	579
Accounts receivable, net	202	1,636	230
Inventories	837	834	117
Prepayments and other current assets	3,653	4,324	609
Amounts due from the Company and its subsidiaries	6,911	6,161	868
Property and equipment, net	1,273	6,806	959
Long-term investment	—	6,348	894
Right-of-use assets, net	799	250	35
Intangible assets, net	229	273	38
Other non-current assets	39	—	—

Total assets	25,347	30,745	4,329

LIABILITIES
Accounts payable	3,100	3,584	505
Contract liabilities	2,027	1,677	236
Current portion of long-term bank loans	5,154	1,538	217
Accrued expenses and current liabilities	19,712	23,421	3,299
Amounts due to the Company and its subsidiaries	55,451	76,215	10,735
Long-term bank loans	3,846	2,308	325
Unrecognized tax benefit	588	588	83
Lease liabilities	800	250	35

Total liabilities	90,678	109,581	15,435

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)
(b) Principal subsidiaries and VIEs (Continued)
The following financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements (continued):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	28,399	10,147	32,808	4,621
- Third-party revenue	230	6	9,225	1,299
- Inter-company revenue	28,169	10,141	23,583	3,322
Net loss	(8,534)	(38,091)	(5,234)	(737)
Net cash (used in) provided by operating activities	(3,482)	4,627	14,870	2,094
Net cash used in investing activities	(878)	(237)	(17,007)	(2,395)
Net cash provided by (used in) financing activities	5,000	(1,000)	(5,154)	(726)
Net increase (decrease) in cash and cash equivalents	640	3,390	(7,291)	(1,027)
Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIEs during the years presented.
The revenue-producing assets that are held by the VIEs comprise mainly of permits, domain names, IP rights, operating licenses, intangible assets and fixed assets. The VIEs contributed an aggregate of 0.4%, 0.01% and 7.86% of the Group’s consolidated revenues for the years ended December 31, 2021, 2022 and 2023, respectively, after elimination of inter-company transactions. The VIEs contributed RMB36,371, RMB47,683 and RMB26,013 (US$3,664) of the Group’s consolidated net loss for the years ended December 31, 2021, 2022 and 2023, respectively, after elimination of inter-company transactions. There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations which can only be used to settle the VIE’s obligations, except for the registered capital and the statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 22). Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

(c) Liquidity and Going Concern
The Group has been incurring losses from operations since inception. For the years ended December 31, 2021, 2022 and 2023, the Group incurred net losses of RMB313,896, RMB329,331 and RMB302,341 (US$42,585), respectively. As of December 31, 2022 and 2023, accumulated deficits amounted to RMB1,450,374 and RMB1,754,542 (US$247,122), respectively. Net cash used in operating activities was RMB121,629, RMB173,458 and RMB88,410 (US$12,452) for the years ended December 31, 2021, 2022 and 2023, respectively.
As of December 31, 2022, the Group’s balance of cash and cash equivalents was

RMB
249,310
and as of December 31, 2023 the Group’s balance of cash and cash equivalents, short-term deposits, short-term investments and restricted short-term deposits were
RMB
228,250

(US$
32,148)
,
RMB14,397 (US$2,028)
,
RMB57,494 (US$8,098) and RMB33,942 (US$4,781), respectively. Up to the date of this report, the Group has unused uncommitted credit facilities of
RMB
31,000
(US$
4,366)
 with expirations in October and
November, 2024
, and the Group is in the process of negotiating additional uncommitted credit facilities with several commercial banks.
The Group’s ability to continue as a going concern is largely dependent on successful execution of its business plan to scale up commercial sales of
EH216-S
and raising additional funds when needed.
Following the milestone achievement in obtaining the world’s first passenger-carrying unmanned aerial vehicle system certification for EH216-S, the Group’s management is implementing business plans to scale up the commercial sales of EH216-S through building a replicable and promotable business model to further expand the Group’s partnership network and enrich the commercial scenarios of EH216-S. However, there is uncertainty as to whether the Group will be able to scale up the commercial sales of EH216-S in the near future and to raise additional funds when needed, which may materially and adversely affect the Group’s future liquidity. If the Group would be unsuccessful in executing its business plan to scale up the commercial sales of EH216-S in the near future or to raise sufficient funds, the Group’s management may tighten its cash management, undertake cost-cutting measures, and adjust the pace of its R&D projects. This will help maintain the liquidity of the Group and provide additional time for the Group to scale up commercial sales of EH216-S.
Management has concluded, after giving consideration to its plans as noted above and existing balances of cash and cash equivalents, funds available from maturity of short-term deposits, short-term investments and restricted short-term deposits as of December 31, 2023, that the Group has sufficient funds for sustainable operations and meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities during the normal course of operations.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but not limited to expected total costs of command-and-control
revenue contracts, allowance for doubtful accounts /expected credit losses, the determination of warranty cost, lower of cost and net realizable value of inventory, useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, fair value of the warrants and short-term debt, fair value of share-based awards, fair value of financial instruments and the incremental borrowing rates for operating lease liabilities. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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
The financial statements of the Group’ entities of which the functional currency is not RMB use the periodic average exchange rates and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

(e)	Convenience translation
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.0999 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or any other rate.

(f)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with bank and other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)	Short-term deposits
Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2022, there was no short-term deposit in the Group. As of December 31, 2023, the Group’s short-term deposits had been placed in a reputable financial institution in the PRC.

(h)	Restricted short-term deposits
As of December 31, 2023, restricted short-term deposits represent time deposits placed with a reputable bank in the PRC with original maturities between three months and one year, which are pledged for issuance of letter of credit. Interest earned is classified as “interest and investment income” in the consolidated statements of comprehensive loss during the periods presented. As of December 31, 2022, there was no restricted short-term deposit in the Group.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Derivative instruments
The Group’s derivative instruments are carried at fair value, which primarily consisted of foreign exchange forward contract. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The Group selectively uses financial instruments to mitigate the risk of foreign currency exchange (losses) gains arose from the Group’s cash and cash equivalent denominated in US$. As the derivative instruments of foreign exchange forward contract does not qualify for hedge accounting treatment, changes in the fair value are reflected in “interest and investment income” of the consolidated statements of comprehensive loss. The notional principal amounts of the outstanding foreign exchange forward contract as of December 31, 2023 were approximately RMB34,072. Total change in fair value of the derivatives recorded in interest and investment income, was an income of RMB1,743(US$245) for the years ended December 31, 2023.

(j)	Short-term investments
All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
Short-term investments consist primarily of investments in marketable debt securities, which are redeemable within one year. These investments are measured at fair value and the change in fair value is recognized in “interest and investment income”.

(k)	Current expected credit loss
Prior to January 1, 2023, accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. Accounts receivable are written off after all collection effort has ceased.
In June 2016, the FASB issued ASU
No. 2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB2,422.
The Group’s accounts receivable, contract assets, loans receivable and other receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables which include the products the Group provides, the type of business, the scale of transactions on credit terms, the nature of counterparties and the level of credit risk of the customers, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the year ended December 31, 2023, the Group recorded RMB13,691 of expected credit loss in general and administrative expenses.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(k)	Current expected credit loss (Continued)

The following table summarizes the activity in the allowance for credit losses related to accounts receivable, contract asset, loans receivable and other receivables for the year ended December 31, 2023:

	For the year ended December 31, 2023
	RMB	US$
Balance as of December 31, 2022	117,035	16,484
Adoption of ASC Topic 326	2,422	341

Balance as of January 1, 2023	119,457	16,825

Current period provision	16,455	2,317
Reversal	(2,764)	(389)
Acquisition of non-controlling interests	(390)	(55)
Foreign currency translation adjustments	48	7

Balance as of December 31, 2023	132,806	18,705

(l)	Cost and estimated earnings in excess of billings
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
As of December 31, 2022 and December 31, 2023, there were no cost and estimated earnings in excess of billings.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(m)	Inventories
Inventories are comprised of raw materials, work in progress and finished goods. The Group’s raw materials consist of accessories and hardware parts used to produce
UAV
s and hardware for building the
command-and-control
centers. Work in progress primarily consist of
UAV
s and hardware parts in production which will be transferred into production cost when incurred. Finished goods consist of
UAV
s. Cost is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Inventories are stated at the lower of cost or net realizable value. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, to record the decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventory write-downs of RMB2,640, RMB956 and RMB460 (US$65) were recognized in cost of revenues for the years ended December 31, 2021, 2022 and 2023.

(n)	Property and equipment, net
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
Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss. The loss on the disposal of property and equipment amounting to RMB820 and RMB138(US$19)
were recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2021 and 2023, respectively. The gain on the disposal of property and equipment amounting to
RMB103
was recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2022.
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

2.	Summary of Significant Accounting Policies (Continued)

(o)	Intangible assets, net
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
There are no intangible assets with indefinite lives for the years ended December 31, 2021, 2022 and 2023.

(p)	Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the long-lived assets or asset group, when the market prices are not readily available. RMB1,627, nil and nil impairment of long-lived assets were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Long-term investments
The Group’s long-term investments consist of an equity investment without readily determinable fair value, equity investments accounted for using the equity method and debt security investments.
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
The Group eliminates its intercompany profits or losses related to transactions with investees until profits or losses are realized through transactions with third parties.
Debt Security Investment
As of December 31, 2023, the Group’s long term debt security investment represented minority equity interest with redemption right in an investee. The Group elected to account for the debt investment under the fair value option model including preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument
basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investment accounted for under the fair value option model is carried at fair value with unrealized gains and losses recorded in “interest and investment income” in the consolidated statements of comprehensive loss.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(r)	Fair value measurements of financial instruments
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
The Group’s financial instruments primarily consist of cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, loans receivable, accounts receivable and payable, other current assets, bank loans, short-term debt, accrued expenses and other liabilities and mandatorily redeemable non-controlling
interests. The carrying values of these financial instruments, except for short-term investments, short-term debt, long-term loans and mandatorily redeemable non-controlling
interests, are approximated to their fair values due to their short-term maturities.
As of December 31, 2022, the Group had no financial assets that are measured at fair value. As of December 31, 2023, financial assets that are measured at fair value on a recurring basis consist of foreign exchange forward contract, short term investments and long-term debt security investment. Foreign exchange forward contract was classified within Level 2 of the fair value hierarchy because the quoted market price of underlying asset is not fully observable. Short term investments were categorized as Level 1 as observable inputs that reflected quoted prices for identical assets were in active markets, while long-term debt security investment did not have readily determinable market values and was categorized as Level 3 in the fair value hierarchy. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(s)	Revenue recognition
The Group’s revenues are primarily derived from the sale of UAVs and related commercial solutions, mainly including air mobility solutions, smart city management solutions, and aerial media solutions.
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
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily result from the advance received of sales of UAVs and related commercial solutions, which are recognized as revenue based on the consumption of the services or the delivery of the goods.
The Group generally does not separately bill its customers for shipping and handling fees and charges. The Group elects to record the costs incurred for shipping and handling in “sales and marketing expenses” in its consolidated statements of comprehensive loss. The shipping and handling costs for the years ended December 31, 2021, 2022 and 2023 were RMB1,067, RMB848 and RMB1,427 (US$201), respectively.
Practical Expedients
The transaction price allocated to the performance obligations that are unsatisfied,
or
partially unsatisfied, has not been disclosed as substantially all of the Group contracts have a duration of
one year or less.
Air mobility solutions
Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade UAVs based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. The performance obligation under the contract is the delivery of passenger-grade UAVs, which is satisfied at a point in time, in general upon the Group’s receipt of acknowledgement receipts from customers or under some circumstances upon the products have been shipped to the contractually agreed location when the products are sold to customers outside PRC. The Group only provides the right of return for defective goods in connection with its warranty policy which is accounted for as an assurance-type warranty (Note 11). For the extended warranty beyond the standard policy, the Group considers it provides a level of protection beyond defects that existed at the time and accounts it as a separate performance obligation.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(s)	Revenue recognition (Continued)

The Group also sells software components of the passenger-grade UAVs. As the hardware and software components are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.
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

2.	Summary of Significant Accounting Policies (Continued)

(s)	Revenue recognition (Continued)

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

(t)	Cost of revenue
Cost of revenue consists primarily of autonomous aerial vehicle material and manufacturing costs, construction costs of smart city management solutions, product warranty costs, provision for inventories, payroll, employee benefits, rental fees, depreciation and related costs of operations.

(u)	Product warranty liability
The Group offers standard warranties to replace or repair defects on certain hardware parts of its passenger-grade UAVs for a period of six months to three years. The Group does not provide warranties to guarantee that the UAVs will perform as expected or in accordance with published specifications or provide expected benefits. The Group also provides a standard warranty for hardware and software for the command-and-control
centers for a period ranging from one year to three years. The Group accrues for the estimated costs to repair or replace defective hardware parts and costs to assure software effectiveness as costs of revenues when revenue is recognized. The Group estimates its warranty costs by considering its historical experience of having to replace or repair hardware parts and for software de-bugging
and the historical costs incurred have been insignificant to date. The estimates of warranties are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group reassesses whether warranty accruals are adequate based on actual experience as it becomes available and adjusts its estimates on a prospective basis.
Product warranty accrual is included in accrued expenses
and
other current liabilities (Note 11) and other
non-current
liabilities in the accompanying consolidated balance sheets.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(v)	Advertising expenditures
Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB2,114, RMB2,945 and RMB2,918 (US$411) for the years ended December 31, 2021, 2022 and 2023, respectively.

(w)	General and administrative expenses
General and administrative expenses consist primarily of payroll, employee benefits, share-based compensation, legal and other professional services fees, long-lived assets impairment, allowance for doubtful accounts, and other general corporate related expenses.

(x)	Research and development expenses
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
The Group also incurs cost to develop software embedded in its products. The software components cannot function or be sold separately from the UAV as a whole. The Group accounts for costs incurred in the development of software embedded in its products in accordance with ASC
985-20
(“ASC
985-20”),
Costs of Software to be Sold, Leased, or Marketed
. Such software development costs consist primarily of salaries and related payroll costs and are capitalized once technological feasibility is established, which is when a completed detail program design or in the absence of a completed detail program design, a working model of the product is available. As a result, capitalized software development costs were immaterial for the years ended December 31, 2021, 2022 and 2023.

(y)	Leases
The Group leases facilities under
non-cancellable
operating leases expiring on different dates. On January 1, 2022, the Group adopted ASU
No.2016-02(Topic
842) “
Leases
” using the modified retrospective transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Group’s historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. The Group determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Group has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(y)	Leases (Continued)

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
As a lessee, the weighted average remaining lease terms of the right-of-use
assets was 17 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. The weighted-average discount rate of the operating lease was 4.39%.
For the years ended December 31, 2022 and 2023, operating lease cost was RMB13,986 and RMB11,527 (US$1,624), and short-term lease cost was RMB305 and RMB172 (US$24), respectively. There was no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2023. For the years ended December 31, 2022 and 2023, cash paid for operating leases included in operating cash flows was RMB11,164 and RMB6,877, respectively. For the years ended December 31, 2022 and 2023, leased assets obtained in exchange for operating lease liabilities was RMB64,869 and RMB9,127 (US$1,286), respectively.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(y)	Leases (Continued)
(ii) Lease liabilities (Continued)

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to
the operating lease liabilities recognized on the consolidated balance sheet was as below:

	Office and production facilities rental
	As of December 31,
	2022	2023
	RMB	RMB	US$
2023	5,632	—	—
2024	4,290	5,716	805
2025	4,982	5,494	774
2026	6,448	6,949	979
2027	6,817	7,215	1,016
2028	—	6,803	958
2028 and thereafter	88,136	—	—
2029 and thereafter	—	89,853	12,656

Minimum lease payments	116,305	122,030	17,188
Less: imputed interest	(40,872)	(41,127)	(5,793)

Present value of lease liabilities	75,433	80,903	11,395
Less: Current portion	(5,520)	(5,595)	(788)

Non-current portion of lease liabilities	69,913	75,308	10,607

For the years ended December
31
,
2021
, the Group recognized operating lease expenses for all operating leases of RMB
10,460
, under ASC 840.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(z)	Government subsidies
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

(aa)	Income taxes
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

2.	Summary of Significant Accounting Policies (Continued)

(ab)	Share-based compensation
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

2.	Summary of Significant Accounting Policies (Continued)

(ac)	Employee benefit expenses
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, maternity insurance and employment injury insurance are provided to employees. Chinese labor regulations require that PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB10,262, RMB12,361 and RMB13,298 (US$1,873) for the years ended December 31, 2021, 2022 and 2023, respectively.

(ad)	Statutory reserve
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
For the years ended December 31, 2021, 2022 and 2023, appropriations to general reserve fund and statutory surplus fund amounted to RMB156, nil and RMB48 respectively.

(ae)	Comprehensive income (loss)
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

2.	Summary of Significant Accounting Policies (Continued)

(af)	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023, respectively.

(ag)	Loss per share
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
For the years ended December 31, 2021, 2022 and 2023, the
two-class
method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 19). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.
Ordinary equivalent shares consist of unvested restricted shares units, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are excluded from the computation of diluted loss per share for all periods presented as their effects would be anti-dilutive.

(ah)	Short-term debt
In December 2022, the Group entered into a share purchase agreement (the “SPA”) with an investor (the “Investor”) to issue predetermined number of Class A ordinary shares (the “Underlying Shares”) of the Company, at a fixed consideration in US$ (the “Private Placement”), upon meeting the specified preconditions, of which the substantial one is the Investor obtaining the Outbound Direct Investment (“ODI”) approval.
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
Therefore the instrument is accounted for as a short-term debt under ASC 470,
Debt.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ai)	Warrants
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
2020-06),
which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This adoption of the new guidance had no material impact on the treatment of the warrants or short-term debt in Note 2(ah).

(aj)	Segment reporting
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
-

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(aj)	Segment reporting (Continued)

The following table presents revenue by customer incorporation location for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
PRC	49,683	87%	33,975	77%	96,580	13,603	82%
West Asia	—	—	4,630	10%	9,188	1,294	8%
East Asia	4,404	8%	798	2%	6,018	848	5%
South America	—	—	—	—	4,729	666	4%
Europe	2,199	4%	2,638	6%	501	71	1%
Other	521	1%	2,276	5%	410	57	0%

Total net revenues	56,807	100%	44,317	100%	117,426	16,539	100%

(ak)	Development and purchase cooperative arrangement
In April 2016, the Group entered into a development and purchase cooperative arrangement with a U.S. biotechnology company (“Biotech Customer”) to design, develop, test-run
and manufacture an organ transport
e-helicopter
system, which includes an operational interface with air traffic control, associated customized passenger-grade
U
AVs and recharging infrastructure. The Biotech Customer is responsible for obtaining the approvals of the Federal Aviation Administration (“FAA”) and the Food and Drug Administration (“FDA”) relating to the import and operations of the
U
AV products. Upon the Group’s achievement of agreed-upon milestones in the agreement, Biotech Customer will make investments of US$14,000 and payments totaling US$36,000. The agreement may be terminated at Biotech Customer’s discretion upon written notice. In February 2019, although the first milestone was not yet achieved, the Group and the Biotech Customer entered into an amendment whereby the Biotech Customer made the initial investment of US$7,000 (RMB 48,733 equivalent) to subscribe for 1,189,397 Series C redeemable convertible preferred shares of the Company in full satisfaction of its obligation to invest in the Group following the successful attainment of the first milestone, and all other terms and conditions of the agreement remain unchanged. As of December 31, 2023, none of the milestones have been achieved and the agreement, as amend, remains in effect.
As part of the same arrangement, the Group may sell 1,000 units of customized
U
AVs with the organ transport
e-helicopter
system conforming to the functional specifications by the Biotech Customer for according to a
15-year
delivery schedule subject to subsequent purchase amendments. Purchase orders are conditional on the Group achieving a number of performance milestones and the Biotech Customer obtaining required approvals from the FAA and FDA for the internal testing of the
U
AVs. In December 2018, two amendment contracts were signed to specify the sale of five units of passenger-grade
U
AVs by the Group to the Biotech Customer for the latter’s testing and training purposes in partial satisfaction of the original agreement. Three units of the
U
AVs were delivered in 2020 and no
U
AV was delivered for each of the three years in the period ended December 31, 2023.

(al)	Recent accounting pronouncements
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

2.	Summary of Significant Accounting Policies (Continued)

(al)	Recent accounting pronouncements (Continued)

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU
No. 2023-07,
Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group are currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.
In December 2023, the FASB issued ASU
No. 2023-09,
Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

3.	Concentration of Risks

(a)	Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted short-term deposit, short-term deposit, short-term investments. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted short-term deposit, short-term deposit, short-term investments were placed with certain reputable financial institutions in the PRC and overseas. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Group selected reputable international financial institutions with high credit ratings to deposit its foreign currencies. The Company regularly monitors the credit ratings of the international financial institutions to avoid any potential defaults. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

(b)	Business supplier risk
The Group relies on external supplies for raw materials and certain components and parts used in the Group’s products. Some of the components for
U
AVs are currently selected to be purchased from a single source to improve cost-efficiency.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(b)	Business supplier risk (Continued)

Suppliers accounting for 10% or more of total purchases of materials were:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Supplier
A	3,056	4,681	659
B	*	3,647	514

*	less than 10% of total purchase of materials of the Group.

(c)	Customer risk
The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand its business from existing customers while also attracting new customers. For the year end December 31, 2023, the majority of the Group’s revenue generated from sales of passenger-grade UAVs are from a limited number of customers that mainly operate the UAVs on a limited trial basis in tourism locations in China, rather than in broad, mainstream commercial operations.
External customers with 10% or more of the Group’s revenues are:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Customer
A	19,646	*	*	*
B	7,080	*	*	*
C	*	9,217	*	*
D	*	5,611	*	*
E	*	4,630	*	*
F	*	*	28,673	4,038
G	*	*	11,752	1,655

*	less than 10% of total revenues of the Group.
As of December 31, 2022, accounts receivable, net of allowances, from the top three customers amounted to RMB8,095, accounting for 40% of the Group’s total balance. As of December 31, 2023, accounts receivable, net of
allowances, from the top two customers amounted to RMB18,749 (US$2,641), accounting for 54% of the Group’s total balance.

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

3.	Concentration of Risks (Continued)

(e)	Foreign currency exchange rate risk
The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term deposits, short-term investments, accounts receivable and accounts payable are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.	Short-term Investments
Short-term investments as of December 31, 2023 consisted of the following:

	As of December 31, 2023
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Foreign currency exchange losses	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB		RMB
Extendible money market certificates	56,694	806	—	—	—	(6)	57,494

	56,694	806	—	—	—	(6)	57,494

The Group had no short-term investments as of December 31, 2022.
Short-term Investments primarily include extendible money market certificate issued by a financial institution outside the PRC amounting to RMB57,494 as of December 31, 2023.
For the years ended December 31, 2021, 2022 and 2023, the Group recognized interest and investment income of RMB1,818, RMB2,771 and RMB806 (US$114) from short-term investments, respectively.
For the year ended December 31, 2021, the realized gain on the available-for-sale
debt investments held by the Group that was reclassified from accumulative other comprehensive income to interest and investment income amounted RMB1,729. There was no such reclassification in 2022 and 2023.

5.	Accounts Receivable, Net
Accounts receivable, net, consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	135,678	166,612	23,466
Less: doubtful accounts/expected credit losses provision	(115,380)	(131,826)	(18,567)

Accounts receivable, net	20,298	34,786	4,899

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

5.	Accounts Receivable, Net (Continued)

The movement in the expected credit losses was:

	For the year ended December 31,
	2023
	RMB	US$
Beginning balance prior to ASC 326	(115,380)	(16,251)
Adoption of ASC Topic 326	(1,153)	(162)

Balance at beginning of the year	(116,533)	(16,413)
Current period provision	(16,170)	(2,278)
Reversal	1,773	250
Provision converted from unbilled revenue (Note 7)	(1,269)	(179)
Acquisition of non-controlling interests	390	55
Foreign currency translation	(17)	(2)

Balance at the end of the year	(131,826)	(18,567)

The movements in the allowance for doubtful accounts were:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	(10,051)	(69,417)
Current period provision	(59,367)	(46,098)
Reversal	20	53
Foreign currency translation	(19)	82

Balance at the end of the year	(69,417)	(115,380)

6.	Inventories
Inventories consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Raw materials	49,127	45,471	6,404
Work in progress	4,939	7,900	1,113
Finished goods	28,188	15,333	2,160

Inventories, total	82,254	68,704	9,677
Inventories provision	(9,890)	(9,216)	(1,298)

	72,364	59,488	8,379

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Deductible value-added tax input	8,976	9,022	1,271
Prepayment for service	11,157	6,702	944
Prepayment for acquisition of inventories	6,910	2,168	305
Loans receivable – current portion (Note 9)	4,000	2,163	305
Foreign exchange forward contract	—	1,743	245
Unbilled revenue	10,800	—	—
Others	3,340	2,893	407

	45,183	24,691	3,477

The Group was eligible to the unconditional right to consideration after obtaining type certificate in October 2023, resulting in the conversion of unbilled revenue to accounts receivable. The expected credit losses of unbilled revenue due to adoption of ASC Topic 326 on January 1, 2023 amounting to RMB1,269 (US$179) converted to accounts receivable accordingly (Note 5).
For the year ended December 31, 2023, expected credit loss provision related to other receivables were recognized amounting to RMB695 (US$98). For the years ended December 31, 2021 and 2022, the Group’s allowance for doubtful accounts related to other receivables were RMB1,537 and RMB1,655.

8.	Property and Equipment, Net

	As of December 31,
	2022	2023
	RMB	RMB	US$
Leasehold improvements	32,634	35,018	4,932
Machinery and electronic equipment	29,061	32,725	4,609
Mold and tooling	2,290	4,398	620
Office equipment	2,641	2,237	315
Transportation equipment	3,249	3,520	496
Construction in progress	1,885	1,524	215

	71,760	79,422	11,187
Less: accumulated depreciation	(23,240)	(33,339)	(4,696)
Less: accumulated impairment	(1,460)	(1,460)	(206)

	47,060	44,623	6,285

For the years ended December 31, 2021, 2022 and 2023, the Group recorded depreciation expense of RMB7,427, RMB8,478 and RMB12,442 (US$1,752), respectively.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	Long-Term Loans Receivable
In January 2020, the Group entered into a three-year loan agreement with a third-party supplier of key
U
AV components with a principal amount of RMB52,000 and an interest rate of 3% per annum. The use of the loan proceeds is limited to expanding the supplier’s production capacity. This long-term loan can be repaid by the borrower at any time. The outstanding loan balance was guaranteed by the borrower’s sole shareholder and his spouse and would mature in January 2023. In 2020, RMB40,000 of the loan’s principal was repaid by the borrower. In March 2023, the Group entered into a supplementary agreement with the borrower to extend the term of the outstanding loan of RMB12,000 as follows: (1) RMB2,000 of the outstanding amount is extended to September 30, 2023. (2) RMB2,000 of the outstanding amount is extended to December 31, 2023.
(3) RMB8,000 of the outstanding amount is extended to March 9, 2025. In 2023, RMB
1,700
(US$

) was repaid by the borrower in cash. In addition, the Group and the borrower entered into supplemental agreements to offset RMB
5,800
(US$
817
) with the Group’s accounts payable to the borrower. As of December 31, 2023, the Group has an outstanding loan balance of RMB
4,500
(US$
634
) and current expected credit losses of RMB

(US$
40
).
In March 2020, the Group provided a
two-year
loan to a third-party entity with a principal amount of EUR243 (equivalent to RMB1,900) and an interest rate of 3.5% per annum. In March 2022, the Group entered into a supplementary agreement with the third-party entity to extend the term of the loan by two years. The use of the loan proceeds is limited to assisting the Group in applying necessary permits from a European country’s aviation authority for the commercial operations of
U
AVs in this country. RMB
2,163
(US$

) matures within one
year
was reclassified to current assets in prepayments and other current assets (Note 7).
For the years ended December 31, 2021, 2022 and 2023, the Group recognized interest income of RMB418, RMB423 and RMB74 (US$10) from the long-term loans receivable, respectively.

10.	Long-term Investments

	Equity method investments	Equity investments without readily determinable fair values	Debt security investments	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	3,224	2,919	—	6,143
Additions	3,500	—	—	3,500
Shares of results of equity method investees	196	—	—	196
Balance as of December 31, 2022	6,920	2,919	—	9,839
Additions	8,090	—	2,000	10,090
Shares of results of equity method investees	(1,560)	—	—	(1,560)

Balance as of December 31, 2023	13,450	2,919	2,000	18,369

Equity method investments

(a)
In June 2021, the Group and a third-party investor jointly set up an entity for the purpose of developing the local urban air mobility and smart city operations in Guangzhou, Guangdong Province. The Group subscribed for a commitment of RMB
10,500
and holds
35
% of the investee’s equity interests. As of December 31, 2023, the Group has contributed aggregated cash consideration of RMB
7,000
. As a major shareholder of the entity, the Group has significant influence over the investee. Therefore, the equity investment is accounted for using the equity method of accounting. Pursuant to the payment schedule of capital contribution as set out in the investment agreement, RMB
1,750
is recorded as investment payable in accrued expenses and other liabilities (Note 11) as of December 31, 2023. The remaining contribution of RMB
1,750
which will be due on December 31, 2024, is disclosed in Capital commitments (Note 25(a)).

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.	Long-term Investments (Continued)
Equity method investments (Continued)

(b)
In May 2023, the Group and a third-party investor entered into an investment agreement to jointly set up an entity to promote local low-altitude
transportation and tourism products in Xinjiang Province. As of December 31, 2023, the Group invested cash consideration of RMB
6,000
(US$
845
) and holds
30
% of the investee’s equity interest. As a major shareholder of the entity, the Group has significant influence over the investee. Therefore, the equity investment is accounted for using the equity method of accounting.

(c)
In September 2023, the Group and a third-party investor entered into an investment agreement to jointly set up an entity to promote local low-altitude
transportation and tourism products in Guangxi Province. As of December 31, 2023, the Group invested cash consideration of RMB

(US$
48
) and holds
34
% of the investee’s equity interest. As a major shareholder of the entity, the Group has significant influence over the investee. Therefore, the equity investment is accounted for using the equity method of accounting.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized (losses) income of RMB(276)
,
RMB196 and RMB(1,560) (US$(220)
)
 from equity method investment, respectively. None of the Group’s equity method investments was significant to the Group’s financial position and results of operations.
Equity investments without readily determinable fair values
In 2017, the Group assisted a third party in acquiring a land use right from the Guangzhou City government. In return for the Group’s assistance services, the Group received a cash consideration of RMB41,117 and 5% equity interests in an entity, whose sole asset is the aforementioned land use right. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2022 and 2023, the carrying value of this investment was RMB2,919 and RMB2,919 (US$411), respectively.
Debt security investments
In September 2023, the Group acquired minority equity interests with redemption right in a solid-state lithium metal battery technology company for a total cash consideration of RMB2,000 (US$282). The ordinary shares are redeemable at the option of the Group if the investee fails to launch the initial public offering by June 30, 2031. The Group elected to account for the investment at fair value option and the fair value change in 2023 was immaterial.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Payroll and welfare payables	39,268	47,583	6,702
Payables for service fees	15,572	15,829	2,229
Other taxes payables	6,070	7,702	1,085
Provision for litigation settlement (a)	23,506	5,976	844
Government subsidy	—	5,000	704
Product warranty liabilities (b)	3,306	2,833	399
Consideration payable to an equity method investment (Note 10)	1,750	1,750	246
Payables for acquisition of property and equipment	3,040	710	100
Accrued interests	749	569	80
Others	4,502	6,197	872

	97,763	94,149	13,261

(a)
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

On April 25, 2023, the parties entered into a settlement agreement involving a total payment to the former employee of US$3,375 in four equal quarterly installments within one year. Corresponding amount of the settlement was recognized in other non-operating
expenses for the year ended December 31, 2022. As of December 31, 2023, the Group has outstanding settlement payment of US$844, which was paid to the former employee in the first quarter of 2024.

(b)	A reconciliation of the changes in the Group’s product warranty liability is as follows:

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
Balance at the beginning of the year	4,758	3,780	532
Accruals during the year	880	2,410	339
Claims during the year	(661)	(594)	(84)
Reversal during the year	(1,197)	(1,710)	(240)

Balance at the ending of the year	3,780	3,886	547
Less: Non-current portion of warranty	(474)	(1,053)	(148)

Current portion of warranty	3,306	2,833	399

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.	Bank Loans
As of December 31, 2022 and 2023, certain bank loans were pledged by some of Group’s intellectual property rights.
Short-term bank loans
In 2022, the Group obtained bank loans amounting to RMB49,794 from several financial institutions in the PRC. The weighted average effective interest rate of the short-term bank loans was 3.9% per annum. The loans are repayable within one year with interests paid on a monthly or quarterly basis and guaranteed by the Group’s founder and director, Mr. Huazhi Hu. The Group has repaid above borrowings of RMB49,794 (US$7,013) in 2023.
In 2023, the Group obtained guaranteed bank loans amounting to RMB40,000 (US$5,634) from several financial institutions in the PRC. The weighted average effective interest rate of the short-term bank loans was 4.4% per annum. The loans are repayable within one year with interests paid on a monthly or quarterly basis and guaranteed by the Group’s founder and director, Mr. Huazhi Hu.
On March 23, 2023, the
 Group obtained a loan guaranteed by letter of credit amounting to RMB29,090 (US$4,097). The weighted average effective interest rate on short-term bank loan is 3.0% per annum. The loan is repaid within one year with interest recognized monthly.
Long-term bank loans
In 2021, the Group entered into long-term loan agreements with a bank in the PRC of total principals of RMB20,000, subject to an effective interest rate of 3.8% per annum, and with a maturity date from April 2, 2022 to March 15, 2026.
In 2023, the Group entered into long-term agreements with a bank in the PRC of total principals of RMB10,000 (US$1,408), subject to an effective interest rate of 3.8%
per annum, and with a maturity date on September 20, 2025.
As of December 31, 2022 and 2023, the principal amount of RMB13,154 and RMB3,538 (US$498), respectively, was due within 12 months after the balance sheet date and presented as current liabilities in the consolidated balance sheet.
The combined aggregate amounts of maturities and sinking fund requirements for each of the five years are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Less than 1 year	13,154	3,538	498
Between 1 and 2 years	1,538	8,538	1,203
Between 2 and 3 years	1,538	770	108
Between 3 and 4 years	770	—	—

	17,000	12,846	1,809

The carrying value of the long-term bank loans approximates its fair value as of December 31, 2022 and 2023. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market.
Certain Group’s banking facilities are subject to the fulfilment of certain financial covenants, including gearing ratio. The Group regularly monitors its compliance with these covenants. As of December 31, 2022 and 2023, none of the covenants was breached.

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
Pursuant to the Supplemental Agreement, the Group is obligated to repay the RMB Proceeds to the investor three months after the sign-off
of SPA or a longer period agreed by both parties (the “Maturity Date”). The RMB Proceeds were loan from the investor and accounted for as a short-term debt under ASC 470, Debt.
Pursuant to the SPA, the Company agreed to sell the Underlying Shares to the investor at a future date, which was accounted for as Warrants issued by the Company and classified as equity because it would be settled with equity in the future according to the accounting policy as detailed in Note 2(ai).
The Group received the RMB Proceeds for the short-term debt and Warrants in a bundled transaction. Management allocated Proceeds to the short-term debt and the Warrants based on their relative fair values. As a result, RMB13,697 (US$1,929) was allocated to the Warrants and recorded as additional paid-in
capital, and RMB56,164 (US$7,911) was allocated to the debt on the initial recognition date. The difference between the amount to be repaid on Maturity Date and the initial recognition date was accounted for as interest expenses. For the year ended December 31, 2023, amortization of debt discounts of RMB12,023 (US$1,693) were recognized.
In March and April 2023, the Company completed issuance of the Underlying Shares to the investor and repaid RMB69,861 of short-term debt in full and received the total consideration of US$10,000 with the warrants exercised. Share capital of RMB2 (US$0.3) and additional paid-in
capital of RMB66,484 (US$9,364)
(net-off
direct transaction costs) were recognized for the year ended December 31, 2023.

14.	Mandatorily Redeemable Non-controlling Interests
On June 15, 2020, the Group established a subsidiary named EHang Yunfu (Note 1). On June 30, 2020, the Group entered into an agreement with a new investor who subscribed 30% of the equity interests of EHang Yunfu for cash consideration of RMB40,000. At the sole discretion of the investor, the Group is obligated to repurchase the 30%
non-controlling
interest or with the consent of the investor, guarantee a third-party to repurchase the 30%
non-controlling
interests at the investor’s investment cost at the end of the five-year investment term. The non-controlling
interests do not participate in any dividend distributions of EHang Yunfu but earn an after-tax
interest of 1.5% per year, payable on a quarterly basis. Interest payable amounted to RMB150 and nil as of December 31, 2022 and 2023, respectively. As EHang Yunfu’s non-controlling
interests are mandatorily redeemable at the sole discretion of the investor, it is classified as liability and subsequently measured at the amount that would be paid if settlement occurred at the reporting date.
The carrying value of Mandatorily redeemable
non-controlling
interests approximates its fair value as of December 31, 2022 and 2023.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Revenues
The following table presents the disaggregation of revenue from contracts with the customers:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues - Products
Air mobility solutions	46,854	38,061	99,470	14,010
Smart city management solutions	7,135	2,133	1,188	167
Aerial media solutions	518	125	—	—
Others	416	456	302	43

Subtotal-Products	54,923	40,775	100,960	14,220

Revenues - Services
Aerial media solutions and others	582	1,216	11,207	1,578
Air mobility solutions	1302	2,326	5,259	741

Subtotal-Services	1,884	3,542	16,466	2,319

Total Revenues	56,807	44,317	117,426	16,539

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
Contract balances
Contract balances include accounts receivable and unbilled revenue. Accounts receivable represents the billed and unbilled amounts related to the Company’s rights to consideration as performance obligations are satisfied and the rights to payment become unconditional but for the passage of time. In 2022, the decrease in accounts receivable was mainly due to cash receipt from customers and impairment of balances amounted to RMB46,045 recorded in the general and administrative expenses in the Group’s consolidated statements of comprehensive loss. In 2023 the increase in accounts receivable was mainly due to the increase in sales during the year. The unbilled revenue was derived from sales of certain passenger-grade
U
AVs but unbilled. The receipt of the consideration is subject to conditions other than the passage of time, which is included in prepayments and other current assets (Note 7). The decrease in cost and estimated earnings in excess of billings in accordance with the achievement of milestones in the pre-determined
billing terms for
command-and-control
centers, corresponding RMB717 was reclassified from Cost and estimated earnings in excess of billings to accounts receivable in 2021.
Contract liabilities represent payments received from customers for which the corresponding products or services have not yet been transferred to customers. In 2023, the increase in contract liabilities was primarily contributed by advance from customers of sales of passenger-grade
U
AVs. Revenue of RMB4,309 (US$607) was recognized during the year ended December 31, 2023 from the balance included in the contract liabilities on January 1, 2023.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Share-based Compensation
In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan that was approved by the Board of Directors on December 23, 2016 (the 2015 Plan). Under the 2015 Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the Company’s Board of Directors.
In September 2019, the Company’s Board of Directors approved the 2019 Share Incentive Plan (the 2019 Plan), which become effective upon the completion of the Company’s IPO on December 12, 2019. Under the 2019 Plan, the aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 7,747,019 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of the Company’s Board of Directors.
Pursuant to both 2015 Plan and 2019 Plan (collectively, the “Plans”), the members of the Board, consultant or employees are entitled to be granted share-based awards.
The Company granted a total of nil, nil and nil RSU to the Group’s employees under the 2015 Plan and a total of 4,790,000, 876,380 and 6,114,000 RSUs to the Group’s employees under the 2019 Plan for the years ended December 31, 2021, 2022 and 2023. A total of 5,000 RSUs are subject to service conditions and vest over one-year
period starting from the vesting inception date. A total of 451,380 RSUs are subject to service conditions and vest over a two-year
period starting from the vesting inception date. A total of 13,537,000 RSUs are subject to service conditions and vest over a four-year period starting from the vesting inception date.
RSUs
The following table summarizes the Company’s RSUs activity under the Plans:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$)	(Years)
Unvested, December 31, 2020	1,278,750	4.7774	2.68
Granted	4,790,000	10.6200
Vested	(1,949,250)	9.2469
Forfeited	—	—
Unvested, December 31, 2021	4,119,500	9.4561	2.67
Granted	876,380	1.8800
Vested	(2,034,880)	7.2254
Forfeited	(283,000)	7.5431
Unvested, December 31, 2022	2,678,000	8.8740	1.90
Granted	6,114,000	8.9809
Vested	(2,255,250)	7.8054
Forfeited	(9,000)	3.8500

Unvested, December 31, 2023	6,527,750	9.3503	3.12

Expected to vest as of December 31, 2023	6,527,750

The total share-based compensation expenses relating to RSUs for the years ended December 31, 2021, 2022 and 2023 were RMB121,131, RMB96,898 and RMB151,485 (US$21,336)), respectively. Total share-based compensation expense capitalized to inventory was not material for any of the periods presented.
As of December 31, 2023, there was RMB346,984 (US$48,872) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 3.12 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Share-based Compensation (Continued)

Share options
The following table summarizes the Company’s share options activity under the 2015 Plan:

	Number of share options	Weighted average grant date fair value	Weighted average exercise price
		(US$)	(US$)
Outstanding as of January 1 and December 31, 2023	53,737	2.2624	5.8853

Vested and expected to vest as of December 31, 2023	53,737	2.2624	5.8853

Exercisable as of December 31, 2023	53,737	2.2624	5.8853

There were no share-based compensation expense relating to the share options recognized and unrecognized share-based compensation expenses relating to the shares options as of December 31, 2021, 2022 and 2023.
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
Total share-based compensation expenses relating to RSUs and options granted to employees recognized for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Sales and marketing expenses	18,327	22,125	18,958	2,670
General and administrative expenses	71,147	38,452	79,327	11,173
Research and development expenses	31,657	36,321	53,200	7,493

	121,131	96,898	151,485	21,336

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
In accordance with the PRC Income Tax Laws, an enterprise awarded with the High and New Technology Enterprise (“HNTE”) certificate may enjoy a reduced EIT rate of 15%. Qualified as an HNTE, EHang Intelligent was eligible for a 15% preferential rate from 2020 to 2025, EHang GZ was eligible for a 15% preferential rate from 2019 to 2024.

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
According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). According to Announcement of the Ministry of Finance and the State Taxation Administration [2021] No.13 (“Circular 13”), manufacturing enterprise with qualified R&D expenses could enjoy R&D Super Deduction, i.e. to claim additional 100% R&D expenses on top of those actually incurred. EHang Intelligent and Yunfu EHang were entitled to 100% super deduction while other entities within the group remain deducted additionally at 75%.
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
The Group’s loss before income taxes consisted of:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
PRC	(185,000)	(192,495)	(146,961)	(20,699)
Non-PRC	(128,762)	(136,757)	(155,174)	(21,857)

	(313,762)	(329,252)	(302,135)	(42,556)

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

Income tax expense comprises of:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Income tax expenses applicable to PRC operations
Current income tax expenses	113	62	181	25

Subtotal income tax expenses applicable to PRC operations	113	62	181	25

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	21	17	25	4

Subtotal income tax expenses applicable to Non-PRC operations	21	17	25	4

Total income tax expenses	134	79	206	29

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the periods presented are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Loss before income tax expense	(313,762)	(329,252)	(302,135)	(42,556)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(78,440)	(82,313)	(75,534)	(10,639)
Effect of different tax rates in different jurisdictions	31,370	32,886	37,442	5,274
Non-deductible expenses	5,455	6,758	2,358	333
Additional deduction for qualified R&D expenses	(24,197)	(20,731)	(24,762)	(3,488)
Effect on adoption of preferential tax rate	22	3	(100)	(14)
Statutory expense	2,636	2,151	949	133
Others	134	79	181	25
Change in valuation allowance	63,154	61,246	59,672	8,405

Income tax expenses	134	79	206	29

Effect of preferential tax rate inside the PRC on basic and dilutive loss per share	—	—	—	—

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

The significant components of the Group’s deferred tax assets(liabilities) were as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Non-current deferred tax assets
Tax losses	151,160	203,259	256,410	36,115
Allowance for doubtful accounts/expected credit losses	17,376	29,288	32,963	4,643
Lease liabilities	—	18,858	20,226	2,849
Welfare payables	5,807	7,362	8,990	1,266
Inventory provision	7,172	2,472	2,304	325
Accrued expenses and other liabilities	1,329	1,573	1,621	228
Intangible assets	43	23	2	0
Unrealized loss on long-term investment	69	20	410	58
Unrealized profit arising from elimination of inter-company transactions	474	206	69	10
Deferred government subsidies	15	—	—	—

Total deferred tax assets	183,445	263,061	322,995	45,494
Less: valuation allowance	(183,445)	(244,691)	(304,363)	(42,869)

Deferred tax assets, net of valuation allowance	—	18,370	18,632	2,625
Non-current deferred tax liabilities
Right-of-use assets	—	(18,370)	(18,632)	(2,625)
Unrealized gain on long-term investment	(292)	(292)	(292)	(41)

Total deferred tax liabilities	(292)	(18,662)	(18,924)	(2,666)

Deferred tax liabilities, net of valuation allowance	(292)	(292)	(292)	(41)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is
as follow:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Valuation allowance
Balance at beginning of the year	120,291	183,445	244,691	34,464
Additions	63,154	61,246	59,672	8,405

Balance at end of the year	183,445	244,691	304,363	42,869

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

As of December 31, 2021, 2022 and 2023, the Group had deductible tax losses of RMB584,961, RMB786,444 and RMB977,448 (US$137,671) are derived from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC began to expire from December 31, 202
4
 to 203
3
, if not utilized.
As of December 31, 2021, 2022 and 2023, the Group had deductible tax losses of RMB31,434, RMB29,411 and RMB31,890 (US$4,492) derived from entities in Hong Kong that will not expire if not utilized.
Unrecognized Tax Benefit
As of December 31, 2022 and 2023, the Group had unrecognized tax benefit of RMB5,480 and RMB5,480 (US$772), respectively. The unrecognized tax benefit was mainly related to the withholding tax accrued for the facilitating service in the acquisition of land use right from Guangzhou government by EHang HK on behalf of a third-party buyer in 2017 and under-reported statutory profits before tax. The Group does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2022 and 2023, unrecognized tax benefits of RMB5,480 and RMB5,480 (US$772), respectively, if ultimately recognized, will impact the effective tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Balance at the beginning of the year	(12,987)	(5,480)	(5,480)	(772)
Reductions for tax positions of prior years	7,507	—	—	—

Balance at the end of the year	(5,480)	(5,480)	(5,480)	(772)

The Group did not record any significant interest and penalties related to an uncertain tax position for the years ended December 31, 2021, 2022 and 2023. No accumulated interest expenses and penalties were recorded in unrecognized tax benefit as of December 31, 2021, 2022 and 2023, respectively.
The material jurisdictions in which the Group is subject to potential examination is China. In general, the PRC tax authorities have up to five years to review a company’s tax filings. As of December 31, 2023, the tax years ended December 31, 2018 through year ended as of the reporting dates for WFOE, the VIEs remain open to examination by the PRC tax authorities.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Related Party Transactions
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Huazhi Hu	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Guangzhou Yitong Zhihang Technology Co., Ltd. (“Yitong Zhihang”)	A company over which the Group has significant influence
Xinjiang Xiyu Qingniao General Aviation Co., Ltd.(“Xiyu Qingniao”)	A company over which the Group has significant influence

(1)	Transaction with related parties:
For the year ended December 31, 2023, the revenue from Yitong Zhihang and Xiyu Qingniao amounted to RMB3,009 (US$424) and RMB8,850 (US$1,246), respectively. For the year ended December 31, 2022, there was no transaction with related parties.

(2)	Amount due to or from related parties:
As of December 31, 2023, RMB2,000
(US$282)
of contract liabilities derived from the sales of
U
AVs to Xiyu Qingniao and amount due from Yitong Zhihang amounting to RMB1,700
(US$239)
represented the receivables for the sales of
U
AVs. As of December 31, 2022, there was no amount due from or due to related parties.

(3)	Guarantee received for borrowings:
As of December 31, 2022, RMB49,794 short-term bank loans and RMB17,000 long-term bank loans were guaranteed by the Group’s founder and director, Mr. Huazhi Hu.
As of December 31, 2023, RMB40,000(US$5,634) short-term bank loans and RMB12,846 (US$1,809) long-term bank loans were guaranteed by the Group’s founder and director, Mr. Huazhi Hu.

19.	Shareholders’ Equity
Ordinary Shares
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

19.	Shareholders’ Equity (Continued)
Ordinary Shares (Continued)

On October 26, 2022, the Company issued and transferred 876,380 Class A ordinary shares to The Bank of New York Mellon, its depositary bank to be issued to employees upon the vesting of restricted share units under the 2015 Plans. For the year ended December 31, 2022, 2,595,750 Class A ordinary shares were issued pursuant to the vesting of restricted share units, among which 590,750 Class A ordinary shares were settled with shares held by the depositary bank. Therefore, as of December 31, 2022, 871,000 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.
For the year ended December 31, 2022, 1,110,000 Class B ordinary shares were converted to Class A ordinary shares.
In April 2023, the Company completed its issuance of 3,466,204 Class A ordinary shares to Qingdao investor in private placement for a total consideration of RMB66,486 (US$9,364), net of issuance costs amounting to RMB2,374 (US$334). In July 2023, the Company completed its issuance of 4,183,510 Class A ordinary shares to private placement led by South Korean strategic investor for a consideration of RMB163,563 (US$23,037), net of issuance costs amounting to RMB1,000 (US$141). Under the 2019 Plans approved by the Board, the Company issued 221,224 Class A ordinary shares at market price for cash consideration of RMB12,355 (US$1,740) in 2023, resulting in the increase of additional paid-in
capital.
On October 20, 2023, the Company issued and transferred 236,000 Class A ordinary shares to The Bank of New York Mellon, its depositary bank to be issued to employees upon the vesting of restricted share units under the 2019 Plans. For the year ended December 31, 2023, 2,684,596 Class A ordinary shares were issued pursuant to the vesting of restricted share units, among which 1,085,820 Class A ordinary shares were settled with shares held by the depositary bank.
As
of December 31, 2023, 461,516 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.
For the year ended December 31, 2023, no Class B ordinary share was converted to Class A ordinary share.
As of December 31, 2023, there were 87,544,585 Class A and 39,026,560 Class B ordinary shares outstanding.
Additional
Paid-in
Capital
In January 2022, the Company withheld the individual income tax of RMB11,230 for employees’ vested share-based awards and made the cash payment to tax authorities. Concurrently, the Company withheld and received equivalent ADSs shares with fair value of RMB11,230 on that day from the employees for clearance of the individual income tax. The amount was debited to additional paid-in
capital. In 2023, the Company has sold ADSs shares for cash consideration of RMB7,795 (US$1,098).
As detailed above, issuance of Class A ordinary shares to the Qingdao investor and South Korean investors arising from private placements resulted in the increase of additional paid-in
capital amounting to RMB66,484 (US$9,364) and RMB163,560 (US$23,037), respectively. Issuance of Class A ordinary shares at market price for cash resulted in the increase of additional paid-in
capital amounting to RMB12,355 (US$1,740).

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	Shareholders’ Equity (Continued)

Accumulated Other Comprehensive Income (loss)

	Foreign currency translation adjustment	Unrealized (realized) gains on available- for-sales investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2021	221	1,729	1,950
Other comprehensive loss	(6,107)	(1,729)	(7,836)

Balance as of December 31, 2021	(5,886)	—	(5,886)
Other comprehensive income	20,896	—	20,896

Balance as of December 31, 2022	15,010	—	15,010
Other comprehensive income	69	—	69

Balance as of December 31, 2023	15,079	—	15,079

Balance as of December 31, 2023 (US$)	2,124	—	2,124

20.	Acquisition of non-controlling interests
The Group, via Ehang GZ, held 60% interest in EHang Egret GD, which in turn held 60% interest in Xi’an EHang Egret Media Technology Co. Ltd. (“EHang Egret Xi’an”). In March 2023, to further develop the aerial media solutions business under the brand of “Egret” of Ehang Egret GD, the Group entered into an agreement to acquire 40% interest of EHang Egret GD from the non-controlling
shareholder and dispose of 60% equity interests in EHang Egret Xi’an to the same non-controlling
shareholder. Total consideration was RMB10,711, comprising of cash consideration of RMB4,000 and the Group’s share of net asset value in EHang Egret Xi’an amounting to RMB6,711, including cash of RMB2,920. The difference between the total consideration and non-controlling
interest was charged to additional
paid-in
capital. Total cash outflow for the acquisition was RMB6,920.
Upon completion of the transactions, Ehang GZ holds 100% interest of EHang Egret GD and no longer had any interest in Ehang Egret Xi’an. Subsequently, Ehang Egret Xi’an eliminated “Ehang” and “Egret” in its name and did not have further business with the Group.

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2021		2022		2023		2023
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to EHang Holdings Limited	(193,772)	(120,187)	(214,390)	(113,831)	(204,787)	(28,845)	(96,913)	(13,650)

Net loss attributable to EHang Holdings Limited’s ordinary shareholders	(193,772)	(120,187)	(214,390)	(113,831)	(204,787)	(28,845)	(96,913)	(13,650)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted (in thousands of shares)	69,733	43,252	74,917	39,778	82,467	82,467	39,027	39,027

Loss per share – basic and diluted	(2.78)	(2.78)	(2.86)	(2.86)	(2.48)	(0.35)	(2.48)	(0.35)

The Company had potential dilutive securities such as unvested RSUs and options granted. As the Group incurred losses for the years ended December 31, 2021, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
RSUs excluded from the calculation of diluted net loss per share of the Company were 5,492,295, 3,782,562 and 2,606,391 as of December 31, 2021, 2022 and 2023, respectively.

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
In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax
profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2021, 2022 and 2023, WFOE did not have after-tax
profit and therefore no statutory reserves have been allocated.
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2023, restricted net assets of the Company’s PRC subsidiaries and the VIEs was RMB55,367 (US$7,798). Therefore, in accordance with Rules
5-04
and
12-04
of Regulation
S-X,
the condensed parent company only financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 are disclosed in Note 23.

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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2023
Condensed Balance Sheets

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	362	12,239	1,724
Short-term deposits	—	14,397	2,028
Short-term Investments	—	57,494	8,098
Amounts due from a subsidiary	13,697	13,697	1,929

Total current assets	14,059	97,827	13,779

Non-current assets
Investments in subsidiaries	213,579	207,846	29,274

Total non-current assets	213,579	207,846	29,274

Total assets	227,638	305,673	43,053

Liabilities
Current liabilities
Accruals and other liabilities	27,432	8,943	1,260
Amounts due to the subsidiaries the VIEs	11,230	3,435	483

Total current liabilities	38,662	12,378	1,743

Non-current liabilities
Net interests of the VIEs	64,718	79,503	11,198

Total non-current liabilities	64,718	79,503	11,198

Total liabilities	103,380	91,881	12,941

Shareholders’ equity:
Class A Ordinary shares	51	56	8
Class B Ordinary shares	24	24	3
Additional paid-in capital	1,558,356	1,951,936	274,924
Statutory reserves	1,191	1,239	175
Accumulated deficit	(1,450,374)	(1,754,542)	(247,122)
Accumulated other comprehensive (loss) income	15,010	15,079	2,124

Total shareholders’ equity	124,258	213,792	30,112

Total liabilities and shareholders’ equity	227,638	305,673	43,053

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.	Company Financial Statements (Parent Company Only) (Continued)

Condensed Statements of Comprehensive Loss

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(5,668)	(13,630)	(5,246)	(739)

Total operating expenses	(5,668)	(13,630)	(5,246)	(739)

Loss from operations	(5,668)	(13,630)	(5,246)	(739)
Interest income	14	1	160	23
Share of losses from subsidiaries	(299,575)	(253,575)	(290,785)	(40,958)
Income (losses) from the VIEs	(8,730)	(37,603)	(5,829)	(821)
Other non-operating expenses	—	(23,414)	—	—

Net loss attributable to the Company’s ordinary shareholders	(313,959)	(328,221)	(301,700)	(42,495)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(6,107)	20,896	69	10
Unrealized gains on available-for-sale debt securities	(1,729)	—	—	—
Other comprehensive (loss) income, net of tax	(7,836)	20,896	69	10

Comprehensive loss attributable to the Company’s ordinary shareholder	(321,795)	(307,325)	(301,631)	(42,485)

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.	Company Financial Statements (Parent Company Only) (Continued)

Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities	(4,874)	(13,738)	(18,778)	(2,645)

Cash flows from investing activities
Capital contribution to Group companies	(190,026)	(58,898)	(150,255)	(21,163)
Other investing activities	150	—	(70,860)	(9,980)

Net cash used in investing activities	(189,876)	(58,898)	(221,115)	(31,143)

Cash flows from financing activities
Other financing activities	256,947	—	251,770	35,461

Net cash (used in) provided by financing activities	256,947	—	251,770	35,461

Net (decrease) increase in cash and cash equivalents	62,197	(72,636)	11,877	1,673
Cash and cash equivalents at beginning of the year	10,801	72,998	362	51

Cash and cash equivalents at end of the year	72,998	362	12,239	1,724

Basis of presentation
Condensed financial information is used for the presentation of the Company, or the parent company.
The parent company records its investment in its subsidiary, the VIEs under the equity method of accounting as prescribed in ASC 323,
Investments-Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and “Net interests of the VIEs”, and their respective loss as “Share of losses from subsidiaries” and “Income (losses) from the VIEs” on the condensed statements of comprehensive loss.
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
There are no assets measured or disclosed at fair value on a recurring basis as of December 31, 2022. Assets measured or disclosed at fair value on a recurring basis as of December 31,2023 are summarized below:

	Fair Value Measurements as of December 31, 2023 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB
Fair value measurement
Derivative assets – foreign exchange forward contracts	—	1,743	—	1,743
Extendible money market certificate	57,494	—	—	57,494
Debt security investment	—	—	2,000	2,000

Total asset measured at fair value	57,494	1,743	2,000	61,237

The Group values its derivative instruments using the redemption forward rate by the issuing financial institutions that are not market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.
The fair value of short term investments is determined based on the pervasive interest rates in the market. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurements.
Debt security investment did not have readily determinable market values and are categorized as Level 3 in the fair value hierarchy. The Group used a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group’s best estimate, which were determined by using information including but not limited to the pricing of recent rounds of financing of the investees.
There were no other assets or liabilities measured at a recurring or non-recurring
basis as of December 31, 2022 and 2023. The Group measures certain financial and non-financial
assets, including long-term investments and long-lived assets, at fair value on a nonrecurring basis when impairment charges are recognized.

25.	Commitments and Contingencies

(a)	Capital Commitments
The Group entered into certain investment agreements with third parties to establish investees with payment schedules (Note 10). The following table sets forth contractual obligations of the Group as of December 31, 2023.

	RMB	US$
2024	1,750	246

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per
share data
)

25.	Commitments and Contingencies (Continued)

(b)	Contingencies
The Group is subject to legal and regulatory actions that arise from time to time. The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such loss is estimable, often involves significant judgment about future events, and the outcome of litigation is inherently uncertain. Save as disclosed below, the Group is currently not in any legal or administrative proceedings that may have a material adverse impact on the financial position, results of operations or cash flows of the Group.
(i) Shareholder securities litigation
On December 4, 2023, a securities class action complaint (captioned Pujo v. EHang Holdings Limited, No. 2:23-cv-10165 (C.D. Cal.)) was filed by purported holders of the Company’s ADSs in federal court. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally alleges that the Company and certain of its officers and directors made false and misleading statements regarding the Company’s business, operations, and prospects, among other allegations. The complaint is based in large part on a November 7, 2023, report issued by short seller Hindenburg Research. The complaint names as defendants certain of the Company’s officers and directors. The complaint seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including reasonable attorneys’ fees. On February 2, 2024, purported stockholders of the Company moved for appointment as lead plaintiff. On February 28, 2024, the court took the motions for lead plaintiff under submission. The Company intended to vigorously defend against these claims. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, the Company cannot estimate the reasonably possible loss or range of loss that may result from this action.

26.	Subsequent Events
The 2023 Share Incentive Plan, or the 2023 Plan was approved by the Board and became effective on December 22, 2023. The 2023 Plan permitted the awards of options, restricted shares and restricted share units. Subsequent to December 31, 2023, 4,289,000 options and
394,820
options were granted under the 2023 Plan and the 2019 Plan, respectively.