Form 20-F
period 2024-12-31
EHang Holdings Ltd
filed 2025-04-15
CIK 1759783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Conor Chia-hung Yang
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
As of December 31, 2024, there were 143,769,715 ordinary shares outstanding, comprised of (i) 104,743,155 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and treasury shares
), par value of US$0.0001 per share, and (ii) 39,026,560 Class B ordinary shares outstanding, par value of US$0.0001 per share.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
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

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The translations of Renminbi amounts into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect as of December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in and expected growth of the UAV, UAM and/or low-altitude economy industry in the PRC and globally;

•	our expectation regarding the regulatory approvals and certifications for our products and services;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders;

•	our expectations regarding fulfilment of conditional orders and pre-orders for our products;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

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

Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders

EHang Holdings is not a PRC operating company but a Cayman Islands holding company conducting operations in China primarily through its subsidiaries incorporated in the PRC, including EHang Intelligent Equipment (Guangzhou) Co., Ltd., or the WFOE. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies in the UAM industry. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2024), which became effective on November 1, 2024, our principal business does not fall into the “negative list” in respect of “restricted” or “prohibited” categories for foreign investment. However, foreign investment in commercial and general aviation is restricted under PRC laws and regulations. Accordingly, Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, and its subsidiaries conduct business operations in the PRC, which may not be conducted by EHang Holdings and/or its subsidiaries under PRC laws and regulations, and the WFOE, the VIE and the VIE’s shareholders have entered into a series of contractual arrangements. These agreements enable us to:

•	have the power to direct significant activities of the VIE;

•	receive economic benefits from the VIE that potentially could be significant to the VIE; and

•	have an exclusive option to purchase all or part of the equity interests and assets in the VIE, when and to the extent permitted by PRC laws.

These contractual arrangements among the WFOE, the VIE and the VIE’s shareholders include shareholders voting proxy agreements, exclusive consulting and services agreements, exclusive option agreements, loan agreements, and share pledge agreements. Under the contractual arrangements, EHang Holdings has a “controlling financing interest” as defined in FASB ASC 810 such that EHang Holdings is considered the primary beneficiary of the VIE and the VIE’s subsidiaries for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” Investors in the ADSs are not purchasing equity interest in the VIE or the VIE’s subsidiaries but instead are purchasing equity interest in EHang Holdings, a Cayman Islands holding company. Revenues contributed by the VIE and the VIE’s subsidiaries accounted for 0.01%, 7.9% and 1.2% of our consolidated revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Permissions Required from the PRC Authorities for Our Operations

The VIE and the VIE’s subsidiaries currently conduct operations in the PRC, and we consolidate the financial results of such operations under U.S. GAAP as a result of the contractual arrangements. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China, including, among others, General Aviation Enterprise Operation Licenses required for using UAVs in aerial spraying, aerial photography, operator training, flight show, aerial media solutions and other purposes. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies.”

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

For the years ended December 31, 2022, 2023 and 2024, EHang Holdings made capital contributions of RMB58.9 million, RMB150.3 million and RMB79.3 million (US$10.9 million), respectively, to its subsidiaries. No other transfers, dividends or distributions of cash or assets were made between EHang Holdings and EHang Holdings’ subsidiaries, on the one hand, and the VIE and the VIE’s subsidiaries, on the other hand, except for the foregoing capital contributions.

EHang Holdings is a Cayman Islands holding company with no material operations of its own. The VIE and the VIE’s subsidiaries currently conduct operations in the PRC, and we consolidate the financial results of such operations under U.S. GAAP as a result of the contractual arrangements. As a result, although other means are available for us to obtain financing at the holding company level, EHang Holdings’ ability to pay dividends and to service any debt it may incur may depend upon dividends paid by its subsidiaries. Among them, our Hong Kong subsidiary Ehfly Technology’s source of dividend depends on dividends paid by its PRC subsidiaries, which in part depends on payments from the VIE under the contractual arrangements with the VIE.

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

Financial Information Relating to the VIE

The following tables present the condensed consolidating schedule showing the results of operations, financial position and cash flows for our holding company, EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, the VIE and the VIE’s subsidiaries, eliminating adjustments and consolidated totals as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31,
	2022						2023						2024
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Revenues	—	3,175	44,098	10,147	(13,103)	44,317	—	5,346	109,581	32,808	(30,309)	117,426	—	885	450,037	123,960	(118,730)	456,152
- Third-party revenues	—	2,595	41,716	6	—	44,317	—	5,346	102,855	9,225	—	117,426	—	885	449,714	5,553	—	456,152
- Inter-company revenues(1)	—	580	2,382	10,141	(13,103)	—	—	—	6,726	23,583	(30,309)	—	—	—	323	118,407	(118,730)	—
Cost of revenues	—	(1,496)	(24,655)	(836)	11,889	(15,098)	—	(3,450)	(62,372)	(5,467)	29,174	(42,115)	—	—	(284,671)	(3,850)	112,315	(176,206)
- Third-party cost of revenues	—	—	(14,516)	(582)	—	(15,098)	—	394	(39,846)	(2,663)	—	(42,115)	—	—	(172,636)	(3,570)	—	(176,206)
- Inter-company cost of revenues(1)	—	(1,496)	(10,139)	(254)	11,889	—	—	(3,844)	(22,526)	(2,804)	29,174	—	—	—	(112,035)	(280)	112,315	—

Gross profit	—	1,679	19,443	9,311	(1,214)	29,219	—	1,896	47,209	27,341	(1,135)	75,311	—	885	165,366	120,110	(6,415)	279,946
Sales and marketing expenses	—	(8,009)	(37,908)	(8,309)	1,110	(53,116)	—	(7,627)	(43,184)	(10,004)	426	(60,389)	—	(7,275)	(99,896)	(24,997)	1,141	(131,027)
General and administrative expenses	(13,630)	(1,554)	(116,451)	(19,380)	(50)	(151,065)	(5,246)	206	(136,544)	(8,508)	—	(150,092)	(16,040)	(5,819)	(198,543)	(12,996)	—	(233,398)
Research and development expenses	—	—	(114,692)	(20,428)	38	(135,082)	—	—	(150,457)	(16,861)	3	(167,315)	—	—	(182,880)	(20,578)	3,993	(199,465)

Total operating expenses	(13,630)	(9,563)	(269,051)	(48,117)	1,098	(339,263)	(5,246)	(7,421)	(330,185)	(35,373)	429	(377,796)	(16,040)	(13,094)	(481,319)	(58,571)	5,134	(563,890)
Other operating income	—	409	4,150	1,535	—	6,094	—	839	2,648	2,746	—	6,233	—	1,259	19,594	9,016	—	29,869

Operating (loss) income	(13,630)	(7,475)	(245,458)	(37,271)	(116)	(303,950)	(5,246)	(4,686)	(280,328)	(5,286)	(706)	(296,252)	(16,040)	(10,950)	(296,359)	70,555	(1,281)	(254,075)
Share of losses from subsidiaries(2)	(253,575)	(251,156)	—	—	504,731	—	(290,785)	(292,422)	—	—	583,207	—	(298,463)	(290,987)	—	—	589,450	—
Income (losses) from the VIEs	(37,603)	(37,603)	(37,603)	—	112,809	—	(5,829)	(5,829)	(5,829)	—	17,487	—	65,749	65,749	65,749	—	(197,247)	—
Interest and investment income	1	3,971	639	58	—	4,669	160	4,220	4,077	27	—	8,484	18,978	1,255	9,707	659	—	30,599
Interest expenses	—	—	(1,788)	(357)	—	(2,145)	—	—	(2,728)	(202)	—	(2,930)	—	—	(3,125)	(250)	—	(3,375)
Amortization of debt discounts	—	—	(1,674)	—	—	(1,674)	—	—	(12,023)	—	—	(12,023)	—	—	—	—	—	—
Foreign exchange gain (loss)	—	(494)	(1,474)	480	—	(1,488)	—	342	(46)	98	—	394	—	(882)	(392)	86	—	(1,188)
Other income	—	1,182	393	369	—	1,944	—	1,525	257	184	—	1,966	—	2,630	1,756	308	(24)	4,670
Other expenses	(23,414)	—	(2,082)	(1,308)	—	(26,804)	—	(4)	(147)	(63)	—	(214)	—	—	(685)	(1,240)	1	(1,924)
(Loss) income before income tax and income (loss) from equity method investment	(328,221)	(291,575)	(289,047)	(38,029)	617,424	(329,448)	(301,700)	(296,854)	(296,767)	(5,242)	599,988	(300,575)	(229,776)	(233,185)	(223,349)	70,118	390,899	(225,293)

Income tax expenses	—	(17)	—	(62)	—	(79)	—	(181)	(25)	—	—	(206)	—	(105)	(281)	—	—	(386)

	For the year ended December 31,
	2022						2023						2024
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
(Loss) income before income (loss) from equity method investment	(328,221)	(291,592)	(289,047)	(38,091)	617,424	(329,527)	(301,700)	(297,035)	(296,792)	(5,242)	599,988	(300,781)	(229,776)	(233,290)	(223,630)	70,118	390,899	(225,679)
Income (loss) from equity method investments	—	—	196	—	—	196	—	—	(1,568)	8	—	(1,560)	—	—	(194)	(3,884)	(275)	(4,353)

Net (loss) income	(328,221)	(291,592)	(288,851)	(38,091)	617,424	(329,331)	(301,700)	(297,035)	(298,360)	(5,234)	599,988	(302,341)	(229,776)	(233,290)	(223,824)	66,234	390,624	(230,032)

Net loss (income) attributable to non-controlling interest	—	414	218	478	—	1,110	—	421	189	31	—	641	—	576	(320)	—	—	256

Net (loss) income attributable to ordinary shareholders	(328,221)	(291,178)	(288,633)	(37,613)	617,424	(328,221)	(301,700)	(296,614)	(298,171)	(5,203)	599,988	(301,700)	(229,776)	(232,714)	(224,144)	66,234	390,624	(229,776)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31,
	2023						2024
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash and cash equivalents	12,239	130,316	81,582	4,113	—	228,250	180,573	257,338	166,100	6,866	—	610,877
Short-term deposits	14,397	—	—	—	—	14,397	—	—	—	—	—	—
Short-term investments	57,494	—	—	—	—	57,494	513,683	—	—	—	—	513,683
Restricted short-term deposits	—	—	33,942	—	—	33,942	—	—	30,295	—	—	30,295
Accounts receivable, net	—	543	32,607	1,636	—	34,786	—	—	52,074	6,106	—	58,180
Inventories	—	1,926	58,247	834	(1,519)	59,488	—	1,917	75,236	834	(2,300)	75,687
Prepayments and other current assets	—	5,216	15,151	4,324	—	24,691	—	1,627	62,755	3,924	(8)	68,298
Amounts due from subsidiaries, the VIE and the VIE’s subsidiaries(3)	13,697	57,278	52,215	6,161	(129,351)	—	13,697	58,567	104,153	86,496	(262,913)	—
Property and equipment, net and intangible assets, net	—	1,446	37,052	6,806	(681)	44,623	—	1,297	56,673	3,436	(1,182)	60,224
Right-of-use assets, net	—	167	74,111	250	—	74,528	—	—	128,433	—	—	128,433
Investment in subsidiaries(2)	207,846	49,091	—	—	(256,937)	—	263,309	24,199	—	—	(287,508)	—
Others	—	2,919	17,898	6,621	(992)	26,446	—	2,919	21,284	15,830	(1,212)	38,821

Total assets	305,673	248,902	402,805	30,745	(389,480)	598,645	971,262	347,864	697,003	123,492	(555,123)	1,584,498

Short-term bank loans	—	—	69,798	—	—	69,798	—	—	15,750	—	48,500	64,250
Short-term debt	—	—	—	—	—	—	—	—	50,000	—	(50,000)	—
Amounts due to the Company, subsidiaries, the VIE and the VIE’s subsidiaries(3)	3,435	24,098	25,603	76,215	(129,351)	—	76	74,878	105,780	82,179	(262,913)	—
Accounts payables	—	—	31,517	3,584	—	35,101	—	—	124,376	3,070	—	127,446
Accrued expenses and other liabilities	8,943	1,915	59,870	23,421	—	94,149	9,334	836	101,652	31,919	6,455	150,196
Contract liabilities	—	3,438	32,054	1,677	—	37,169	—	1,865	65,303	1,848	(6,455)	62,561
Long-term loans	—	—	7,000	2,308	—	9,308	—	—	13,500	7,000	—	20,500
Lease liabilities	—	167	80,486	250	—	80,903	—	—	138,246	—	—	138,246
Net interest of subsidiaries and the VIEs(2)	79,503	79,503	79,503	—	(238,509)	—	6,209	6,209	6,209	—	(18,627)	—
Others	—	11,371	44,501	2,126	—	57,998	—	7,904	54,993	2,588	—	65,485

Total liabilities	91,881	120,492	430,332	109,581	(367,860)	384,426	15,619	91,692	675,809	128,604	(283,040)	628,684

Total shareholders’ equity (deficit)(2)	213,792	128,410	(27,527)	(78,836)	(21,620)	214,219	955,643	256,172	21,194	(5,112)	(272,083)	955,814

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31,
	2022						2023						2024
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net cash (used in) provided by operating activities(4)	(13,738)	(24,239)	(140,108)	4,627	—	(173,458)	(18,778)	(72,341)	(12,161)	14,870	—	(88,410)	(13,165)	122,320	37,109	11,695	—	157,959

Cash flows from investing activities
Capital contribution	(58,898)	(208,484)	—	—	267,382	—	(150,255)	(500)	—	—	150,755	—	(79,308)	(80,516)	—	—	159,824	—
Redemption of short-term investments	—	141,388	—	10,000	—	151,388	—	—	—	—	—	—	444,759	—	—	—	—	444,759
Purchase of short-term investments	—	(66,807)	—	(10,000)	—	(76,807)	(56,694)	—	—	—	—	(56,694)	(885,706)	—	—	—	—	(885,706)
Proceeds received from maturity of short-term deposits	—	—	—	—	—	—	—	—	—	—	—	—	142,918	—	864	—	—	143,782
Payments for short-term deposits	—	—	—	—	—	—	(14,164)	—	—	—	—	(14,164)	(129,207)	—	(864)	—	—	(130,071)
Proceeds received from maturity of restricted short-term deposits	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	43,942	—	43,942
Payments for restricted short-term deposits	—	—	—	—	—	—	—	—	(33,437)	—	—	(33,437)	—	—	—	(39,486)	—	(39,486)
Other investing activities	—	1,580	(19,524)	(237)	—	(18,181)	(2)	114	(7,502)	(17,007)	—	(24,397)	—	91	(41,267)	(18,552)	—	(59,728)

Net cash provided by (used in) investing activities	(58,898)	(132,323)	(19,524)	(237)	267,382	56,400	(221,115)	(386)	(40,939)	(17,007)	150,755	(128,692)	(506,544)	(80,425)	(41,267)	(14,096)	159,824	(482,508)

Cash flows from financing activities
Capital contribution	—	58,898	208,484	—	(267,382)	—	—	150,255	500	—	(150,755)	—	—	79,308	80,516	—	(159,824)	—
Proceeds from short-term bank loans	—	—	49,794	—	—	49,794	—	—	69,090	—	—	69,090	—	—	54,250	10,000	—	64,250
Repayment of a short-term bank loan	—	—	(9,000)	(1,000)	—	(10,000)	—	—	(44,640)	(5,154)	—	(49,794)	—	—	(64,244)	(4,846)	—	(69,090)
Other financing activities	—	85	66,861	—	—	66,946	251,770	—	(75,586)	—	—	176,184	688,043	—	18,154	—	—	706,197

Net cash provided by (used in) financing activities	—	58,983	316,139	(1,000)	(267,382)	106,740	251,770	150,255	(50,636)	(5,154)	(150,755)	195,480	688,043	79,308	88,676	5,154	(159,824)	701,357

Effect of exchange rates on cash, cash equivalents and restricted cash(5)	—	12,605	—	—	—	12,605	—	562	—	—	—	562	—	5,819	—	—	—	5,819
Net (decrease) increase in cash, cash equivalents and restricted cash	(72,636)	(84,974)	156,507	3,390	—	2,287	11,877	78,090	(103,736)	(7,291)	—	(21,060)	168,334	127,022	84,518	2,753	—	382,627
Cash, cash equivalents and restricted cash at the beginning of the year	72,998	137,200	28,811	8,014	—	247,023	362	52,226	185,318	11,404	—	249,310	12,239	130,316	81,582	4,113	—	228,250
Cash and cash equivalents at the end of the year	362	52,226	185,318	11,404	—	249,310	12,239	130,316	81,582	4,113	—	228,250	180,573	257,338	166,100	6,866	—	610,877

Notes:

(1)   Represents the elimination of the intercompany transactions at the consolidation level.

(2)   Represents the elimination of the investment among EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, and the VIE and the VIE’s subsidiaries.

(3)   Represents the elimination of intercompany balances among EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, and the VIE and the VIE’s subsidiaries.

(4)   For the years ended December 31, 2022, 2023 and 2024, the WFOE did not charge any service fee from the VIE as the VIE was in a cumulative loss position. For the years ended December 31, 2022 and 2023, cash paid by the WFOE to the VIE and the VIE’s subsidiaries were RMB45.5 million and RMB37.2 million, respectively, which represented purchase of software and inventories. For the years ended December 31, 2024, cash received by the WFOE from the VIE and the VIE’s subsidiaries was RMB4.5 million (US$0.6 million), which represented sales of inventories. For the years ended December 31, 2022, 2023 and 2024, cash paid by the WFOE to other subsidiaries were RMB0.6 million, nil and nil, respectively, which represented purchase of inventories. For the years ended December 31, 2022, 2023 and 2024, cash paid by other subsidiaries to the WFOE were nil, RMB3.2 million and nil, respectively, which represented purchase of inventories.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

•	Our future growth depends on the demand for, and customers’ willingness to adopt, our products and air mobility solutions.

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

Risks Relating to Doing Business in China

•	The PRC government’s significant oversight over our and the VIE’s business operation could result in a material adverse change in our operations and the value of the ADSs.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•	We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies.

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

We operate in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. As described below, in the jurisdictions relevant to us, the commercial use and delivery of our various eVTOL aircraft are, and in the near future are expected to continue to be, subject to an uncertain or lengthy approval process. In October 2023, December 2023, April 2024 and March 2025, we obtained the Type Certificate, the Standard Airworthiness Certificate, the Production Certificate and the Air Operator Certificate, respectively, for EH216-S from the CAAC, demonstrating that EH216-S is qualified for conducting human-carrying commercial operations and mass production. However, PRC and U.S. regulations impose significant restrictions on UAVs. We cannot predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions.

In China, the Civil Aviation Administration of China, or the CAAC, published the Guidance on UAV Airworthiness Assessment Based on Operation Risks, or the UAV Airworthiness Guidance, on January 25, 2019, which is based on the assessment, classification and management of operational risks of UAVs. As we operate in the new and evolving industry, we contribute to the rules and regulations as a member of the CAAC Special Expert Taskforce. On October 29, 2021, the CAAC further published the Civil Unmanned Aircraft System Airworthiness Certification Management Procedures (Draft for Comments), Civil Unmanned Aircraft System Safety Analysis Guidelines (Draft for Comment), and Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment). Such draft UAV rules mainly cover the medium UAVs weigh between 25 kilograms and 150 kilograms, and large UAVs exceed 150 kilograms in weight. We submitted an application for the EH216-S Type Certification to the CAAC in December 2020, which was accepted by the CAAC in January 2021. Our EH216-S human-carrying pilotless eVTOL aircraft, as a special category aircraft under Section 21.17 of Certification Procedures for Civil Aviation Products and Parts, or CCAR-21, is required to meet the criteria set forth in Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, or Special Conditions, promulgated by the CAAC on February 9, 2022. The Special Conditions provided clear safety requirements for the certification of EH216-S with respect to flight performance, aircraft structures, design and manufacture, propulsion system, data link, ground control station, etc. We have passed through the Type Certification phases of Concept Design, Requirements Definition, Compliance Planning, and Demonstration and Verification of Compliance to conduct tests, including laboratory tests, ground tests and inspections, flight tests and data analysis. On May 31, 2023, the Provisional Regulation for the Flight Administration of Unmanned Aerial Vehicles was promulgated by the State Council and the Central Military Commission and came into effect on January 1, 2024, which is the first administrative regulation on the management of unmanned aerial vehicles in China that stipulates the standards and requirements to apply for the operation certificate of UAVs. In October 2023, we obtained the type certificate for EH216-S from the CAAC. This demonstrates that the EH216-S’s model design complies with CAAC’s safety standards and airworthiness requirements, and that the EH216-S is qualified for conducting passenger-carrying commercial operations. However, we cannot assure you that we can satisfy the relevant requirements or standards under the detailed rules or regulations to be promulgated in the future, which may materially and adversely affect our business and future prospects.

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

Commercial production of our pilotless eVTOL aircraft requires timely and adequate supply of various types of raw materials and components, as well as mass production capacity and efficient manufacturing and assembly. We have limited experience in high-volume manufacturing of our pilotless eVTOL aircraft. We cannot assure you that we will be able to expand our production capacity efficiently and cost-effectively, or to procure sufficient raw materials and components to meet our production volume. While we are looking into expanding our manufacturing capacity through partnerships, such partnerships may not be successful, or we may not be able to do so in a timely manner to fulfill our backlog orders. While we obtain components from multiple sources whenever possible, some of the components used in our products are currently selected to be purchased from a single source to improve cost- efficiency. Disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt commercial production of our products. We also outsource certain manufacturing activities to third party contract manufacturers. We may experience operational difficulties with our contract manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time.

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

In 2022, 2023 and 2024, our largest customer accounted for 21%, 24% and 26% of our revenues, respectively. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers that mainly operate our pilotless eVTOL aircraft in tourism locations in China, rather than in broad, mainstream commercial operations. We are unable to predict the future level of demand for our products and/or services that will be generated by these customers. If our major customers were to cease purchasing our products or services, cancel existing orders or fail to make payments to us in a timely fashion, our business and results of operations will be materially and adversely affected.

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

We have incurred net losses in the past. In 2022, 2023 and 2024, we had net losses of RMB329.3 million, RMB302.3 million and RMB230.0 million (US$31.5 million), respectively. We had net operating cash outflows of RMB173.5 million and RMB88.4 million in 2022 and 2023, respectively, and net operating cash inflows of RMB158.0 million (US$21.6 million) in 2024. We expect our net losses to decrease in future periods as we continue to expand our business and operations. See “Item 5. Operating and Financial Review Prospect—B. Liquidity and Capital Resources” for more information on our liquidity and capital resources. We also expect to incur substantial costs and expenses as a result of being a public company.

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

We operate in the UAV industry and provide various commercial solutions, including air mobility (consisting of human transportation and logistics), smart city management and aerial media solutions. In addition to competing with other UAV companies, we compete with traditional industry players providing similar solutions, such as aircraft and ground transportation service providers. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

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

Our command-and-control systems rely on our proprietary cloud database, which can store all of the data collected under our clients’ approvals. Problems with our command-and-control systems or our telecommunications network providers could adversely affect our services and products. Our telecommunications network providers could decide to cease providing services to us without adequate notice. Any change in service levels of our telecommunications network or any errors, defects, disruptions or other performance problems with our operating systems or infrastructure could harm our brand and potentially affect our user data. If changes in technology cause our operating systems or infrastructure to become obsolete, or if our operating systems or command-and-control systems are inadequate to support our growth, we could lose customers, and our business and operating results could be adversely affected.

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

We delivered four, six and eight EH216 series products abroad in 2022, 2023 and 2024, respectively. We have entered into sales contracts with customers outside China. In 2022, we delivered our EH216 series products to customers in Sweden, Mexico and Israel. In 2023, we delivered our EH216 series products to customers in Japan, Brazil, Columbia, Saudi Arab and Qatar. In 2024, we delivered our EH216 series products to customers in Japan, Brazil, the United Arab Emirates and the Dominican Republic. As international expansion is one of our core strategies, we expect our international sales to increase in the future. In markets outside China, we generally have less experience in marketing, selling and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. International sales and operations are subject to risks such as:

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

Currently we do not rely on any third-party distributors for sales, marketing and distribution activities relating to our products. However, some of our business partners act as third-party distributors that sell, market and distribute our products to their customers. Accordingly, we may be subject to a number of risks associated with third-party distributors, including a lack of day-to-day control over the activities of third-party distributors selling or using our products and solutions; third-party distributors may terminate their arrangements with us on limited or no notice, or may change the terms of these arrangements in a manner that is unfavorable to us for reasons outside of our control; and any disagreements with our third-party distributors could lead to costly and time-consuming litigation or arbitration. If we fail to establish and maintain satisfactory relationships with our third-party distributors, we may not be able to sell, market and distribute our products according to our internal budget and plans, our future revenues and market share may not grow at a pace that we expect, and we could be subject to increases in sales and marketing and other costs which would harm our results of operations and financial condition.

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

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making, or the ANPRM, providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury, or the Treasury, issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” including China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in certain types of activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems, or collectively the Covered Activities, with persons from countries of concern engaged in these Covered Activities defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, if we were to be deemed a Covered Foreign Person engaged in Covered Activities, the Final Rule could limit our ability to raise capital from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects.

In addition, on February 21, 2025, U.S. President Donald J. Trump issued a memo entitled the “America First Investment Policy,” or the America First Memo. The America First Memo states that Executive Order 14105 is under review by President Trump’s administration and that the review will consider new or expanded restrictions on United States outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national Military-Civil Fusion strategy. The America First Memo also states that the review will consider applying restrictions on a range of investment types including investments in publicly traded securities from sources including pension funds, university endowments and other limited partner investors. If related regulatory requirements are imposed in the future, they could be detrimental to U.S.-China relations, which may adversely affect our business, financial condition and prospects.

We, the VIE and the VIE’s subsidiaries may need to defend ourselves against claims of intellectual property infringement, which may be time-consuming and costly.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, operating systems and infrastructure or their components, which could make it more difficult for us to operate our business. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights by us, the VIE or the VIE’s subsidiaries or otherwise assert their rights against us, the VIE or the VIE’s subsidiaries. Moreover, our, the VIE’s or its subsidiaries’ applications and uses of trademarks relating to design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. We, the VIE or the VIE’s subsidiaries may also fail to apply for key trademarks in a timely manner. For example, there are some precedent registrations by several other Chinese companies of the trademark “ 亿航 ” (the Chinese characters for our brand, “EHang”) for vehicles and bicycles, which fall into the same class of products as remote aerial vehicles and aerospace transportation. Although we received a favorable judgement in a proceeding relating to such precedent registrations, we may continue to face intellectual property infringement claims in the future.

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

As of March 31, 2025, we and the VIE together owned 476 issued patents, 270 pending patent applications, 682 registered trademarks, and 25 registered copyrights in relation to our and the VIE’s technologies. We cannot assure you that our or the VIE’s pending patent applications will be granted. Even if our or the VIE’s applications are successful, patents may be contested, circumvented or invalidated in the future.

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

On November 14, 2021, the CAC publicly solicited opinions on the Administration Regulations on Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations. On September 24, 2024, PRC State Council promulgated the Administration Regulations on Cyber Data Security, or the Cyber Data Security Regulation, which became effective on January 1, 2025. The Cyber Date Security Regulation stipulates that network data processors processing personal information of more than 10 million users shall also comply with the provisions governing important data processor, including but not limited to: important data processor shall specify the person in charge of network data security and the management body for network data security. The management body for network data security shall perform the following responsibilities of network data security protection: (a) formulating and implementing network data security management systems and operation procedures as well as emergency response plans for network data security incidents; (b) organizing activities such as network data security risk monitoring, risk assessment, emergency drills, publicity, education and training on a regular basis, and promptly disposing of network data security risks and incidents; and (c) accepting and handling complaints and reports about network data security. In addition, the person in charge of network data security shall have professional knowledge of network data security and relevant management experience and shall be a member of the management team of the network data processor, with the right to directly report the situation of network data security to the relevant competent authority. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

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

Pursuant to the National Security Law issued by SCNPC on July 1, 2015, the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China. On December 28, 2021, the CAC together with other regulatory authorities officially announced the Cybersecurity Review Measures, which is consistent with the Cybersecurity Review Measures (Revision Draft for Comment) announced by the CAC on July 10, 2021. Pursuant to the Cybersecurity Review Measures, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affects or may affect national security shall be subject to cybersecurity review. Network platform operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review if they intend to be listed abroad. On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, or the CIIO Regulations, which became effective on September 1, 2021. Pursuant to the CII Regulations, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs, science and technology industry for national defense and other industries and sectors that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs. As of the date of this annual report on Form 20-F, no detailed rules or interpretations have been issued and we have not been informed as a CIIO by any governmental authorities. Furthermore, the exact scope of CIIOs, under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law. If we are identified as CIIO, we will be subject to stricter requirements on business operations and cybersecurity compliance, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services, and if a cybersecurity review is applicable, we may be required to suspend providing any existing or new services to our users, and we may experience other disruptions of our operations.

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

We will need significant capital to, among other things, conduct research and development, expand our manufacturing capacity, roll out new products and solutions and provide commercial services. We may also need significant capital to maintain our existing property and equipment. We believe that our balances of cash and cash equivalents, short-term investments and restricted short-term deposits as of December 31, 2024 will be sufficient to meet our sustainable operations and material cash requirements, including capital expenditures, for at least the 12 months after the date of this annual report. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.

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

In recent years, the U.S. government imposed additional tariffs on goods from China, including new tariffs implemented in 2025. In response, China has imposed retaliatory tariffs on goods imported from the United States. Additionally, the European Union has imposed tariffs on imports of eVTOL aircraft originating from China. We currently do not have a plan to export our products to the United States or the European Union, and the potential impact of these tariffs remains uncertain on our business. Nonetheless, rising trade tensions, elevated tariffs, and other trade restrictions could significantly affect global economic conditions and the stability of global financial markets. These factors could in turn have a material adverse effect on our business, financial condition and results of operations.

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

We adopted the 2015 Share Incentive Plan, or the 2015 Plan, the 2019 Share Incentive Plan, or the 2019 Plan, and the 2023 Share Incentive Plan, or the 2023 Plan (collectively, the “Plans”), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with U.S. GAAP. Under the Plans, we are authorized to grant restricted share units and other types of awards. As of the date of this annual report, the maximum number of ordinary shares that may be issued pursuant to all awards granted under the 2015 Plan, the 2019 Plan, and the 2023 Plan is 8,867,053, 13,941,558, and 11,905,990, respectively. As of March 31, 2025, 6,398,600 restricted share units and 3,002,667 share options had been granted and were outstanding under the Plans. As of December 31, 2024, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB453.5 million (US$62.1 million).

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

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be materially and adversely affected.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, and the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm, identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to our (i) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements, and (ii) lack of monitoring of the collection of accounts receivable on a timely basis. We have taken measures to remediate the material weaknesses. For details on these measures, see “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 after the remediation. Our independent registered public accounting firm has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024. For details on this report, see “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ended December 31, 2020. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2024), which became effective on November 1, 2024, our principal business does not fall into “negative list” in respect of the “restricted” or “prohibited” categories for foreign investment. However, we cannot assure you that the “negative list” will not be updated in the future in any way adverse to our business. In the event that the VIE’s and/or its subsidiaries’ operations in the PRC are not treated as domestic investment and the contractual arrangement between the WFOE, the VIE and the VIE’s shareholders are classified as foreign investment in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or deconsolidate the financial results of the VIE and the VIE’s subsidiaries under U.S. GAAP.

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

The VIE and its subsidiaries accounted for 0.01%, 7.9% and 1.2% of our consolidated revenues for the years ended December 31, 2022, 2023 and 2024, respectively. While we do not expect the VIE and the VIE’s subsidiaries to generate a significant portion of revenue on a consolidated basis, we have relied on and expect to continue to rely on contractual arrangements with the WFOE, the VIE and the VIE’s shareholders for certain business operations in the PRC. These contractual arrangements may not be as effective as direct ownership in providing us with over the power to direct the significant activities of the VIE. For example, the VIE and the VIE’s shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. The shareholders of the VIE have executed powers of attorney to appoint the WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE, and such rights were reassigned to us in March 2021. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIE, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

As of March 31, 2025, Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 27.1% of our total issued and outstanding share capital and 78.8% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2025. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

On February 17, 2023, the CSRC issued rules and regulations concerning the filing management of overseas listing, which came into effect on March 31, 2023, which include the Provisional Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the New Filing Rules, and five supporting guidelines. The New Filing Rules dictate that enterprises that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers.” Existing Issuers are required to complete filing procedure with the CSRC if and when they pursue any refinancing activities, securities offerings and listings outside of Mainland China, including but not limited to follow-on offerings, secondary listings, and listing by introduction in a different market, unless such securities are issued as equity incentive awards or in connection with conversion of public reserve funds into increased company capital, share dividends or share split. Although we are an Exiting Issuer and accordingly are not required to complete filing with the CSRC immediately, we may be subject to the CSRC filing procedures in the future in connection with our refinancing or other activities and, if required, we cannot predict whether we will be able to complete such filing procedures in time or at all. If we fail to complete such filing procedures, we may not conduct refinancing or other activities which are subject to the New Filing Rules, or we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating activities in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. In addition, given that the New Filing Rules were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulations on companies with VIE structures.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2024, our PRC subsidiaries and the VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may be unable to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to ADS holders on the investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which the ADS holders purchased the ADSs. The ADS holders may not realize a return on their investment in the ADSs and they may even lose their entire investment in the ADSs.

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

We will incur increased costs as a result of being a public company, particularly after we have ceased to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Since the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by our business plans including how quickly we use our cash and other liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds the ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability to our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Dividend Distribution.” As a result of our contractual arrangements with the VIE and the VIE’s shareholders, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and the VIE’s subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

On April 19, 2024, we entered into an At Market Issuance Sales Agreement with China Renaissance Securities (Hong Kong) Limited as the sales agent, or the Sales Agreement, in connection with our “at-the-market offering” program, or the ATM Program. Pursuant to the Sales Agreement, we may from time to time offer, issue and sell up to US$100 million of our Class A ordinary shares represented by ADSs. As of the date of this annual report, we have sold 9,231,510 Class A ordinary shares for aggregate gross proceeds of US$76.2 million under the ATM Program.

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

We are a leading urban air mobility (“UAM”) technology platform company founded in 2014, with a mission to make safe, autonomous and eco-friendly air mobility accessible to everyone. We believe we were the first in the world to launch and deliver proprietary human-carrying pilotless eVTOL aircraft, related command-and-control systems and commercial solutions, setting new milestones in pilotless eVTOL aircraft innovative technologies and the emerging UAM market. In 2019, we became the world’s first publicly traded technology company in the global UAM industry by listing on Nasdaq.

In today’s increasingly populated and interconnected world, traditional modes of urban transportation continue to contribute to congestion and pollution, and they are largely confined to land-based infrastructure. Mobility for the future requires a revolutionary solution. While the sky above has always been a possibility, we brought a safe, autonomous, eco-friendly, cost-effective, easy-to-use and efficient air mobility solution one step closer to reality when we unveiled our first human-carrying pilotless eVTOL aircraft in 2016. Our eVTOL aircraft require minimal space for vertical take-off and landing, enabling urban travel to expand to the three-dimensional space. Our eVTOL aircraft technologies have the potential to reduce road traffic and associated congestion by taking transportation to the skies while utilizing electric power to reduce pollution. We believe eVTOL aircraft technologies will transform the future of transportation, and benefit the society and communities by improving lives and creating new industries.

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

We strive to design safe, reliable and functional products. We adopt a full redundancy design approach for our eVTOL products to avoid single points of failure. During the airworthiness certification by the Civil Aviation Administration of China (the “CAAC”), the safety, airworthiness, performance, functionality, usability and reliability of our EH216-S have been thoroughly and rigorously validated through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. These tests included but were not limited to main material performance, structural strength, flame resistance, crashworthiness, gas toxicity, environmental conditions of equipment and systems, software simulation, data links, ground control stations, overall system functionality, electromagnetic compatibility, flight performance and flight stability characteristics. In October 2023, we obtained the Type Certificate (the “TC”) for EH216-S from the CAAC, the world’s first of its kind for human-carrying pilotless eVTOL aircraft, demonstrating that the type design of our EH216-S complies with the CAAC’s safety standards and airworthiness requirements and is qualified for conducting human-carrying commercial operations. Since December 2023, our certified EH216-S with the Standard Airworthiness Certificate (the “AC”) issued by the CAAC began delivery to our customers. In April 2024, we further obtained the Production Certificate (the “PC”) issued by the CAAC allowing our mass production of the EH216-S. In March 2025, Guangdong EHang General Aviation Co., Ltd. and our joint venture company Hefei Heyi Aviation Co., Ltd. were granted the Air Operator Certificates (“OC”) for EH216-S commercial operations from the CAAC. As of March 31, 2025, the flight footprints of our human-carrying pilotless eVTOL aircraft have accumulated about more than 66,000 safe trial or demo flights in 19 countries across Asia, Europe and Americas, predominantly in China.

With our strategic positioning to be a UAM platform operator, we adopt an integrated business model by selling products and solutions and providing operational services. We design, develop, manufacture, sell and operate eVTOL aircraft and other UAVs and their supporting systems and infrastructure for a variety of business solutions including air mobility and others (e.g. smart city management and aerial media solutions).

Our major source of revenue comes from our core business, air mobility solutions, from our continued deliveries of the EH216 series products since 2018. We delivered 216 units of the EH216 series in 2024.

As of December 31, 2024, we had delivered 453 units of the EH216 series products, including 433 units of the EH216-S, nine units of the EH216-F and 11 units of the EH216-L, mainly operated on a limited trial basis in tourism locations in China, for testing, training, demonstration and trial operation purposes, and we had also delivered four command-and-control centers or systems for smart city management in China.

Our revenues increased by 165.0% from RMB44.3 million in 2022 to RMB117.4 million in 2023, and then increased significantly to RMB456.2 million (US$62.5 million) in 2024. Our net loss decreased by 8.2% from RMB329.3 million in 2022 to RMB302.3 million in 2023, and further decreased by 23.9% to RMB230.0 million (US$31.5 million) in 2024. In 2024, revenues generated by air mobility solutions and others were RMB443.3 million (US$60.7 million) and RMB12.9 million (US$1.8 million), respectively, representing 97.2% and 2.8% of our total revenues, respectively. As of December 31, 2024, our accumulated deficit amounted to RMB1,984.9 million (US$271.9 million).

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

Expanding ground-based urban transportation infrastructure requires significant investment, including increasing costs of time and money in building traffic systems and parking lots. It is also becoming increasingly difficult given how the constraints in ground mobility capacity cause complications in scaling networks across locations. Ultimately, a new, innovative and environmentally friendly transportation solution is needed in urban areas and in high demand.

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

On the other hand, eVTOL technologies offer a range of advantages over traditional ground-based two-dimensional transportation options. It is a safe, efficient, simple and carbon-free mobility solution. With their ability to vertically take off and land, eVTOL aircraft require less infrastructure than traditional airports or helipads, and can utilize more of the three-dimensional urban airspace. Additionally, it also allows efficient direct point-to-point flights, reducing the time in travel and increasing productivity.

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

Significant UAM Market Opportunities

The potential of global UAM market is immense and is expected to grow exponentially over the next few decades. Since 2023, China has positioned the low-altitude economy as one of the national strategic emerging industries, and promoted increasingly favorable policies and regulations for the development and UAM operations of pilotless, electric, intelligent UAVs and eVTOL aircraft. Based on its large populations and massive market demand, the China low-altitude economy market has great potential for our pilotless eVTOL aircraft with various use cases in aerial tourism, urban transportation, aerial logistics, emergency services, smart city management, etc. Based on public information, it is estimated that the market size of the low-altitude economy will reach RMB2 trillion and there will be 100,000 units of eVTOL aircraft in China market by 2030. Besides, China’s efficient and cost-effective UAV and electric vehicle manufacturing and supply chain competence bolster up its UAM market growth potential.

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

We unveiled the world’s first human-carrying pilotless eVTOL aircraft, the EH184, at CES in the U.S. in 2016, attracting worldwide interest and passion to this disruptive technological revolution and the emerging UAM industry.

We developed and established the first command-and-control system and center at our headquarters in Guangzhou, China, in 2017, enabling cluster management of our pilotless eVTOL aircraft and UAVs through an intelligent system platform.

In March 2018, we started our first delivery of a unit of the EH216-S, our dual-seat human-carrying pilotless eVTOL aircraft, to a customer for testing, training and demonstration purposes. This was believed to be the world’s first commercial delivery of a human-carrying pilotless eVTOL aircraft in the UAM industry. Since then, as of December 31, 2024, we had delivered a total of 453 units of the EH216 series products to our customers worldwide, mainly operated on a limited trial basis in aerial tourism usage scenarios in China, for testing, training, demonstration and trial operation purposes. With the delivery record unparalleled by others, we are a pioneer in the market and a leading player in the global UAM industry.

In December 2019, EHang was successfully listed on Nasdaq following an initial public offering, becoming the world’s first publicly traded company in the UAM industry.

As a first mover, we not only design, develop, manufacture and sell our pilotless eVTOL aircraft and UAV products, but also actively collaborate with our customers and partners to explore various practical use cases through operating our products globally. As of March 31, 2025, the flight footprints of our human-carrying pilotless eVTOL aircraft have accumulated about more than 66,000 safe, autonomous trial or demo flights in 19 countries across Asia, Europe and Americas, predominantly in China. The industry-leading flight record demonstrated our product safety, reliability, adaptability and performance in different environments.

We are also a first mover in certification breakthrough in global eVTOL aircraft industry. In 2023, our EH216-S obtained the TC and standard AC from the CAAC, demonstrating that the EH216-S complies with the CAAC’s safety standards and airworthiness requirements and is qualified for conducting human-carrying commercial operations. In April 2024, we further obtained the PC from the CAAC, allowing our mass production of EH216-S. In March 2025, Guangdong EHang General Aviation Co., Ltd. and our joint venture company Hefei Heyi Aviation Co., Ltd. were granted the Air Operator Certificates (“OC”) for EH216-S commercial operations from the CAAC. These certificates are not only the world’s first for the new type of human-carrying pilotless eVTOL aircraft, but also serves as an epoch-making milestone for commercial UAM operations.

Proprietary and revolutionary pilotless eVTOL aircraft and UAV technologies

With our mission to make safe, autonomous and eco-friendly air mobility accessible to everyone, we have proprietarily developed the revolutionary pilotless eVTOL aircraft and UAV technologies and products through deeply integrating our strong expertise in the fields of both aviation and software system. This makes our products different from and competitive than helicopters and piloted eVTOL aircraft and UAVs.

Compared with fuel-powered piloted helicopters, our EH216-S eVTOL aircraft has much lower lifetime cost by greatly decreasing acquisition price, maintenance costs, and pilot expenses, while providing a safe, autonomous, eco-friendly and quieter new way of air mobility.

With safety as the orientation as well as our first priority above anything else, we innovate and stick to three fundamental technological principles, which are redundancy, autonomous flying, and cluster management that are reflected in all of our products.

To ensure the safety, we adopt a full redundancy design and technologies in our products from day one in order to avoid single points of failure. Through the configuration of distributed electric propulsion, our pilotless eVTOL aircraft provide a safe and reliable propulsion system with backups for key components and sub-systems. If any would malfunction, the fail-safe system in our intelligent flight control systems can automatically monitor the situation in real time and quickly respond to restore the lost functionality through backups to ensure safety. For example, our EH216 series have 16 coaxial propellers driven by 16 independent motors mounted on 8 arms. According to our tests, the aircraft could still land safely even if any three propellers were intendedly stopped in flight, although the probability of which happens is extremely rare in normal situations. Additionally, our redundancy design with multiple backups is also reflected in our electric systems, sensors, flight control systems, communication systems, etc. to strengthen safety and reliability of our products.

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

Our proprietary products have multiple designs for different suitable uses, including the EH216-S multi-rotor eVTOL aircraft for low-altitude intra-city air mobility, VT series lift-and-cruise eVTOL aircraft for long-range inter-city air mobility, the medium-sized UAV Falcon B for industrial uses, and the small-sized GD series drones for aerial media performance. Additionally, we provide flexible and customized solutions for different customer demands by further developing the EH216-F for high-rise firefighting, and the EH216-L for large-payload aerial logistics.

The diversity of our product strategy will bring various commercial solutions suitable for our diversified customers and market demand, and will also generate extensive revenue streams from our multiple business lines of air mobility and other solutions.

Strong in-house and collaborative research & development and production capabilities

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

As of December 31, 2024, our R&D team accounted for 48.5% of our total employees. As of March 31, 2025, we had 476 issued patents, 270 pending patent applications, and 25 registered software copyrights, to protect our key technologies and intellectual property and maintain our core competitiveness in the long term.

Moreover, we are in extensive cooperations with industry-leading superior companies to jointly develop next-generation technology solutions, components and products for further enhancing our eVTOL product capabilities and portfolio. For instance, we partnered with Chongqing Changan Automobile Co., Ltd. (000625.SZ) in December 2024 with the intention to co-develop flying car-related product for mass consumer market; we collaborated with Guangzhou Greater Bay Technology Co., Ltd. in April 2024 to develop fast charging eVTOL batteries; and we also worked with Shenzhen Inx Energy Technology Co., Ltd. since 2023 to co-develop high-energy solid-state lithium batteries for our eVTOL aircraft, achieving a significant technology breakthrough to greatly increase EH216-S flight duration from 25min to over 48min in flight tests in 2024.

We are the first eVTOL company in the world having established a production base with production capabilities of pilotless eVTOL aircraft. Our Yunfu Production Facility ran into operation in June 2021, with a current annual capacity of 300 units of the EH216 series products. It is close to plenty of top-tier suppliers located in the Pearl River Delta area in China and has a planned total gross floor area of approximately 24,000 square meters and 276 manufacturing team members as of December 31, 2024. We plan to increase our capacity by Phase II expansion at our Yunfu Production Facility as the order demands increase. Since 2017, we have been certified to AS9100, a globally recognized aerospace and aviation quality management system standard. Further, we obtained the PC from the CAAC in April 2024, allowing our mass production of the certified EH216-S pilotless eVTOL aircraft. This lays a solid cornerstone of our high-quality, efficient and sufficient product manufacturing and delivery capabilities.

Strong customer base and wide partnership network across the value chain to enable UAM ecosystem and commercial operations

With the first certified pilotless eVTOL aircraft available in the market ahead of our peers with years of the first mover advantage, we have accumulated a strong customer base and wide partnership network with key stakeholders worldwide including regulators, governments and public sectors, universities, aviation companies, tourism companies, infrastructure providers, telecommunication providers, industry associations, etc. We have also participated in a number of European Union’s UAM demonstration projects. Our joint efforts and collaborations across the value chain will empower the UAM ecosystem for commercial operations and sustainable development. In addition, the growing market demand for our products and solutions lays a solid foundation for our future revenue growth.

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

Our flagship product the EH216-S is an electric dual-seat human-carrying pilotless eVTOL aircraft launched in 2018, the next generation upgraded from the EH184 and the EH116, the original single-seat prototypes of our human-carrying pilotless eVTOL models. Designed for short-to-medium-range low-altitude intra-city air mobility, it has a suitable flight performance for urban environment, the maximum flight range of 30km, the maximum flight time of 25min, and the maximum speed of 130km/h. With maximum takeoff weight of 620kg, the EH216-S can carry two people and an 18-inch luggage per flight, with no pilot onboard, and fly autonomously from the origin to the destination along pre-determined flight routes. Through a large panoramic windshield for wide vision and an intuitive tablet interface in front of the seats, people can enjoy the bird’s eye view, check the real-time flight status, and communicate with ground crew for support if needed. The modularized structure with an upper cabin for passengers and a lower compartment to house major components and sub-systems ensures structural safety to better protect people on board.

The EH216-F is a firefighting eVTOL aircraft launched in July 2020. It is developed from the EH216-S and customized for high-rise firefighting. It is equipped with customized firefighting devices, such as fire extinguishing projectiles and launchers, a firefighting foam tank and a high-pressure nozzle. It is capable of flying up to 600m height to distinguish high-rise fires accurately and efficiently, while traditional rescue ladders and fire nozzles cannot reach the height. In July 2021, the EH216-F has passed a comprehensive 10-month technical examination to prove its reliability and performance through 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China.

The EH216-L is an aerial logistics eVTOL aircraft launched in September 2020. It is developed from the EH216-S and customized for cargo transportation with 250kg payload.

•	VT Series

The VT series refers to a series of electric lift-and-cruise models we have designed and developed, consisting of the VT-30, the VT-20, and the VT-10. They combine the advantages of both multirotors and fixed wings, enabling vertically takeoff and landing and longer flight range than multirotor aircraft, while with no requirement for large infrastructures such as runways.

The VT-30 is a dual-seat passenger-carrying pilotless eVTOL aircraft. Complementary with the short-to-medium-range EH216-S designed for intra-city air mobility, the VT-30 is designed for long-range inter-city air transportation, driven by eight propellers and fixed wings on both sides, as well as a tail wing and a propeller at the rear, to achieve a maximum balance of lift and push. It is designed for a maximum flight range of 300km and a maximum flight time of 100min.

The VT-20 and the VT-10 are electric medium-sized lift-and-cruise models with four propellers and fixed wings. They are designed for long-range surveillance, power line inspection, air delivery, and others.

The VT series are currently under internal testing, and have not begun their deliveries.

•	Falcon B

The Falcon B is an electric medium-sized industrial UAV. It is a multirotor with 8 propellers, able to carry 5kg payload to fly 19km in 17min at the maximum speed of 80km/h. As a highly adaptable and extensible flight platform, the Falcon B provides a compatible interface which can be connected and equipped with different custom modules for various industrial uses, such as delivery, fire inspection, traffic monitoring, emergency rescue, etc.

•	GD Series

The GD series refers to our electric small-sized quadrotor UAVs, consisting of the GD2.0X used for aerial photography, last-mile delivery, and others, and the GD3.0 specially for aerial media performances.

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

Our products use full-redundancy safety technologies in their flight control system, sensors, propulsion system and battery management system. Our proprietary redundancy control algorithms are based on a real-time voting mechanism. Our products are designed with distributed electric propulsion, with an aim of achieving the highest level of safety through redundancy and efficiency. In the event of malfunction of certain parts of our products, the operating systems utilize the backup components to ensure proper functioning and performance of our products.

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

As of December 31, 2024, we had delivered four command-and-control centers or systems to our customers for smart city management in Shaoguan, Lianyungang, Hezhou and Shenzhen, in China.

•	UAM Operational Platform

Digitization is essential for UAM flight operation and safety management. We have built a digital UAM operational platform architecture and established a visualized flight operation module for managing the EH216-S flight schedule, ground crew, availability of vertiports and landing pads, and other factors across the entire front-line UAM operational process. This platform, which has been put into trial running internally, is designed to connect and interact with the back-end command-and-control system, as well as the future front-end flight booking and payment service windows through either our own app or third-party apps, in order to provide the operation team with a clear and efficient management platform, and offer consumers a smooth flight booking and riding experience.

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

Leveraging the advantages of EH216-S’s smaller size, lighter weight, lower noise, higher flexibility compared with helicopters or larger eVTOL aircraft, the E-Port network is easier to be deployed, established and expanded by operators in urban areas with lesser costs and time. Usually, our customers and partners take the role to build E-Ports, while we provide designs and requirements.

•	Charging Piles

We have developed efficient and intelligent charging piles for our eVTOL aircraft, and have delivered to our customers along with our products. They can monitor real-time charging status and battery health.

Our Business Solutions

Air Mobility

Air mobility is our main business solution. We aim to provide customers with safe, autonomous, eco-friendly and efficient eVTOL aircraft products, solutions and services for aerial tourism, air transportations of passengers, cargos, emergencies, etc.

Currently, we focus on providing low-altitude urban air mobility solutions to our customers through the sale of our certified EH216-S and related services including preparation for commercial operations, personnel training, maintenance and repair, etc. In addition, we intent to extent to long-range inter-city air transportation with our VT series eVTOL aircraft for the regional air mobility market in the future.

To take aviation safety as our top priority and the social responsibilities as the first mover entering the emerging commercial market, we will take a prudent approach and business strategy to gradually expand commercial operation scenarios of our certified EH216-S human-carrying pilotless eVTOL aircraft in a safe, progressive manner. Starting from aerial sightseeing and flight experience in the tourism area, we will expand stage by stage to regular flight transportation and on-demand air taxi travel in the long term.

China is our principal market. Driven by increasingly favorable policies and regulations for civil unmanned aviation and low-altitude economy in recent years, the massive local market demand for various commercial applications, and the TC, PC, AC and OC for our EH216-S from the CAAC, we have received an increasing number of orders and purchase intentions from our customers in China since 2024. The total volume of delivered orders and intent orders that we received in 2024 was more than 1,000 units of EH216 series products based on our customers’ purchase orders and framework agreements on purchase intentions, predominantly in China market. Delivery of intent orders is subject to additional final binding purchase agreements and conditions specified in the relevant contracts and is expected to be in batches through several years according to customers’ demands. Our total delivery volume in 2024 was 216 units of EH216 series eVTOL aircraft, including 208 units in China market, and eight units in overseas markets.

Apart from delivery, we also actively promote the implementation of the EH216-S commercial operations. We work with the CAAC on the OC standard and the pioneering certification projects. Meanwhile, we assist our customers in setting up for their commercial operations, including planning operation sites, vertiports and flight routes, training operation team and maintenance staff, OC application, and trial operations in many cities across China, such as Guangzhou, Hefei, Shenzhen, Wuxi, Taiyuan, Wencheng, Shaoguan, Shanghai, etc.

In March 2025, Guangdong EHang General Aviation Co., Ltd. and our joint venture company Hefei HeYi Aviation Co., Ltd. were simultaneously granted the first batch of OCs by the CAAC, approving them as commercial operators to provide human-carrying pilotless eVTOL flight services for mass consumers with the certified EH216-S at their operation sites in Guangzhou and Hefei. We believe the EH216-S commercial operations will be carried out by more operators and expand to more operation sites across China in the future.

In addition, we actively extend our partnership with industry stakeholders on infrastructure construction and talent training to pave the way for a long-term sustainable development of the UAM market. For instance, we partnered with China Communications Information & Technology Group and local governments in December 2024 for co-developing digital UAM infrastructure and low-altitude flight hubs across China. We partnered with the Civil Aviation Flight University of China in October 2024 to train skilled professionals for eVTOL operations and maintenance and address the estimated demand for millions of talents of the low-altitude economy sector in China.

Meanwhile, we explored and expanded broader international markets in Asia and South America, and received growing product demand from our customers in 2024. We delivered a total of eight units of EH216 series eVTOL aircraft in overseas markets in 2024, including Japan, the United Arab Emirates, Brazil, and the Dominican Republic.

Additionally, in collaboration with our global customers and partners, we have expanded our eVTOL flights in the United Arab Emirates, Costa Rica, Japan, Saudi Arabia, Brazil, Thailand, Spain and Mexico since 2024. As of March 31, 2025, the flight footprints of our human-carrying pilotless eVTOL aircraft have accumulated about more than 66,000 safe trial or demo flights in 19 countries globally. Meanwhile, we have been working with the aviation regulators in multiple countries for local certifications or approvals of our eVTOL trial flights, validation of TC, and commercial operations in the future.

Others

Smart City Management

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

As of December 31, 2024, except for the first UAV command-and-control center established in Guangzhou for our own use, we had delivered four command-and-control centers or systems along with suitable models as integrated packages for smart city management solutions to our customers in Shaoguan, Lianyungang, Hezhou and Shenzhen, China. These delivered command-and-control centers or systems are currently operated by our customers, while we provide related required trainings and technical supports. Besides, we sell UAVs to some smart city management customers on a standalone basis, which can be controlled by our app.

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

As of December 31, 2024, we, together with our customers and partners, had completed over 200 aerial media performances by our UAVs in Asia, Africa and Europe. Moreover, we broke two Guinness World Records for our aerial media performances in China in 2018, by setting the record for “The Most UAVs Airborne Simultaneously” by deploying 1,374 units of the GD2.0X, and “The Most Consecutive Formations Formed by UAVs Same Set.”

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

Expand our product portfolio and strengthen our platform

We plan to continue to optimize our existing models, expand our product portfolio, and obtain required certificates for commercial applications. We will continue to develop and certify more models for different uses. We will continue to develop our technology platform and ancillary products and services to strengthen our ability to provide end-to-end UAM commercial solutions that address the growing needs of our customers.

Take advantage of the first eVTOL aircraft certifications for entry into market

Our EH216-S has obtained the world’s first TC, standard AC and PC for pilotless eVTOL aircraft from the CAAC, demonstrating it is qualified for human-carrying commercial operations and mass production. Moreover, the EH216-S operators have obtained the OCs for their commercial flight operations in China. On this basis, we plan to further extend to more countries in Asia and other regions worldwide by potential bilateral agreements between aviation regulators and required local certifications.

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

During the airworthiness certification by the CAAC, our R&D and certification team have well demonstrated their professionalism, comprehensive expertise and innovation spirit, and thoroughly and rigorously validated the safety, airworthiness, performance, functionality, usability and reliability of our EH216-S through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. These tests included but were not limited to main material performance, structural strength, flame resistance, crashworthiness, gas toxicity, environmental conditions of equipment and systems, software simulation, data links, ground control stations, overall system functionality, electromagnetic compatibility, flight performance and flight stability characteristics. As of March 31, 2025, the flight footprints of our human-carrying pilotless eVTOL aircraft have accumulated more than 66,000 safe trial or demo flights in 19 countries across Asia, Europe and Americas. The industry-leading flight record demonstrated our technology and product safety, reliability, adaptability and performance in diversified environments.

Manufacturing, Quality Control and Supply Chain

As an original equipment manufacturer of eVTOL aircraft and UAVs, we adopt a safe, compliant, lean and efficient production strategy across our business, focusing on effective prototyping, manufacturing, supply chain management, final assembly, integration, quality control and final acceptance testing.

Manufacturing

We currently have a production facility in Yunfu city, Guangdong province, China, which commenced operation in June 2021. It has a planned total gross floor area of approximately 24,000 square meters, equipped with a series of function areas across the production processes for different types of our products from manufacturing of key components and carbon fiber composite airframes to aircraft assembling and flight testing. The Yunfu facility currently has an annual capacity of 300 units of the EH216 series products. We plan to increase our capacity by Phase II expansion at our Yunfu Production Facility as the order demands increase.

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

Supply Chain

We adopt a strict reviewing mechanism to ensure quality and stability of our supply chain. We also aim to fully engage with our suppliers to foster long-standing and strong partnership with qualified suppliers. Our Yunfu production facility is located in the Pearl River Delta area, a world-leading manufacturing hub, giving us easy access to a large number of high-quality suppliers in an efficient manner. Our products are generally manufactured on specific orders and we have been able to effectively manage our inventory level. Historically, we have not experienced significant delays in the supply or availability of our key raw materials or components provided by our suppliers, nor have we experienced a significant price increase for raw materials or components.

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

Sales

We adopted the direct sales model to sell our products and solutions to our customers, which currently are mainly corporate clients. We have established an in-house direct sales team based in the PRC and Europe to serve our customers from around the world. We are also in discussion with existing and potential business partners in the PRC and abroad to complement our direct sales efforts with sales to distributors and franchise arrangements.

On top of our sales in the PRC, we have exported our products to Asia, Europe, North America and South America. We strive to ensure that our exported products comply with the regulatory and safety standards of the local markets.

Our customers place purchase orders taking into account the terms of the relevant framework agreement, if applicable, and the customer’s procurement requirements. We start production after the purchase order from customers is made, and production generally takes three months to deliver. Customers are contractually required to make upfront payment to us.

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

As of March 31, 2025, we and our customers have completed about 66,000 safe trial or demo flights in 19 countries across Asia, Europe and Americas, predominantly with the EH216-S pilotless eVTOL aircraft in China, mainly for aerial sightseeing and tourism applications. In this process, we have been exploring and improving operational procedures and safety rules, running our digital UAM operational platform on a trial basis, and developing feasible, replicable operational expertise and mode. It lays a solid foundation for our eVTOL operators to initiate commercial operations after required certifications are completed.

Competition

We operate in the emerging UAM industry, and provide various commercial solutions, including air mobility (consisting of human transportation and logistics), smart city management and aerial media solutions. Our air mobility solutions may be alternatives with better efficiency and economics to those offered by traditional industry players, such as helicopters and ground transportation service providers. We believe the primary competitive factors in our markets include technological innovation, safety, certification, quality, user experience, and operational and manufacturing efficiency.

We believe we are the first mover and a leader in air mobility solutions. We are the world’s first company to secure the TC, PC, standard AC and OC for human-carrying pilotless eVTOL aircraft from the aviation authority, allowing for commercial operations and mass production of our eVTOL aircraft. In comparison, according to our knowledge, most of our domestic and foreign peer companies have no such certificates yet and may still need years for them to obtain. In addition, our EH216-S’s unique features of small-sized, lightweight, pilotless, multi-rotor design, and autonomous flying and cluster management technologies enable higher safety, efficiency and economics for air taxi commercial operations in urban areas compared with other larger-sized, heavier, human-piloted, higher-cost eVTOL aircraft products. In other areas of our business, including aerial logistics, smart city management and aerial media solutions, we also face several major competitors in separate field. We believe that we are strategically positioned in the commercial UAM market with exceptional pilotless eVTOL aircraft technologies, innovation capabilities, certifications, broad use cases and leading positions in providing integrated smart city management solutions and aerial media solutions.

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

As of March 31, 2025, we had 476 issued patents, 270 pending patent applications, 682 registered trademarks, and 25 registered software copyrights. We will continue to expand our intellectual property portfolio.

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

Insurance

We maintain various types of insurance, employer’s liability insurance, to protect assets in the event of any accident that might cause significant losses. We also purchase insurance policies that are either legally compulsory or required by our customers. For example, we maintain third-party liability insurance for UAVs, which is required for our commercial operation license. We have liability insurances with coverage and conditions that we consider appropriate. For example, we maintain aviation product liability insurance, which covers bodily injury or property damage caused by defects in our products. In relation to our human-carrying pilotless eVTOL aircraft in operation, we have maintained airplane body and flight insurance to cover damages to passengers and third-party liabilities. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.

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

Designing our UAVs: Type Certification issued by the CAAC shows that the design of the aviation products or its component parts meet the requirements under applicable airworthiness regulations. Our passenger-carrying pilotless eVTOL aircraft, as a special category aircraft under Section 21.17 of Certification Procedures for Civil Aviation Products and Parts, or CCAR-21, is required to meet the criteria set forth in the Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, or the Special Conditions, promulgated by the CAAC on February 9, 2022. The Special Conditions provided clear safety requirements for the type certification of the EH216-S, including flight performance, aircraft structures, design and manufacture, propulsion systems, data link, ground control station, etc. Following the Project Specific Certification Plan and the Certification Plan with solid means of compliance that the CAAC has approved, the EH216-S has obtained the type certificate officially issued by the CAAC, demonstrating that the EH216-S’s model design complies with the CAAC’s safety standards and airworthiness requirements, and that the EH216-S is qualified for conducting passenger-carrying commercial operations.

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

Real-Name Registration of UAVs

As a manufacturer and seller of UAVs, we are required to collect certain information relating to our products and our customers and to submit such information to the relevant regional authorities pursuant to the Circular of the General Office of the Ministry of Industry and Information Technology on Information Filing for Civil Unmanned Aerial Vehicle Production Enterprise and Products, which took effect on May 23, 2017. We are also obligated to provide information relating to our UAV products and purchasers starting from June 2017 and pursuant to the Administrative Provisions on the Real-name Registration of Private Unmanned Aerial Vehicles issued by the CAAC. Information to be reported includes (i) the name, registered address and contact information of us as the manufacturer; (ii) the name and model detail of our UAV products; (iii) the empty weight and maximum take-off weight of our UAV products; (iv) the categorization of our UAV products in accordance with the CAAC guidelines, and (v) the name and contact information of purchasers of our UAVs. These administrative provisions regulate the use of private UAVs with a maximum take-off weight of 0.25 kilograms and above within the territory of the PRC, and direct owners of such private UAVs to register their UAVs on a real-name basis. Non-compliance will result in restrictions on the use of the relevant UAVs and penalties. We have historically complied with these requirements for our UAVs. The Administrative Procedures for the Real-name Registration of Civil UAVs (Draft) issued by the CAAC on March 30, 2020 make changes to the real-name registration process mainly for the purpose of making it more convenient for owners who purchase private UAVs. Specifically, it is stipulated that a manufacturer of UAVs shall register in advance the product information of its UAV products in the UAV real-name registration system in batches first, and then the owner of the UAV products can then search by the UAV serial number in the UAV real-name registration system for the pre-registered UAV system and submit additional personal information. On October 29, 2021, the CAAC promulgated Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment) which requires real-name registration and nationality registration.

Operations of UAVs

•	Airspace Control

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

•	Geo-fencing

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

•	Pilot Operations

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

•	UAV Commercial Operation License

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

•	Pilot and Operator License

On August 31, 2018, the Flight Standard Department of the CAAC issued the Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, according to which a UAV pilot must obtain the relevant UAV pilot license depending on the type and specifications of the UAV operated. On December 23, 2021, CAAC promulgated Consultation Circular Soliciting Comments on Regulations on the Administration of Civil Unmanned Aerial Vehicles Pilots, or Draft New Regulation on UAV Pilots, which provides that in relation to the operation of UAV systems and that of UAVs in clusters, at scale or otherwise in a distributed manner, the pilots responsible for safe operation shall hold a license, and other person involving in control tasks do not need to hold a license, but should complete the relevant training carried out by the operator. The regulations on operations for UAVs are still evolving and can be subject to differing interpretations or significant changes. Distributed operation refers to the mode of operating UAV systems through a collection of multiple sub-units and communication nodes and their deployment to multiple sites or terminals for collaborative operation. As of the date of this annual report, 52 of our employees have obtained UAV class III pilot licenses and class IV pilot licenses, which satisfied the requirement to operate these categories of our UAVs. To the extent our UAVs are operated and controlled through distributed operation (such as during the delivery of our aerial media and smart management solutions), we may be required to obtain any official pilot license for certain pilot issued by the CAAC according to the Draft New Regulation on UAV Pilots. Since the revised draft has not been formally adopted as of the date of this annual report, the revised draft and its anticipated adoption or effective date are subject to further changes with substantial uncertainty. The pilots who operate our UAVs also completed the training provided by our company on the basis of the CAAC UAV Pilot Licenses.

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

•	Import and Export

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

•	Wireless Communication

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

•	Bidding and Construction

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

•	Product Liability and Tort Liability

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

•	Consumer Rights Protection

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

•	Internet Information Security and Privacy Protection

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

In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) was proposed by the CAC for public comments until December 13, 2021. On September 24, 2024, PRC State Council promulgated the Administration Regulations on Cyber Data Security, or the Cyber Data Security Regulation, which became effective on January 1, 2025. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Network data processors should in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of multi-level protection of cyber security, strengthen the protection of network data security, establish and perfect the system of network data security management, and take technical measures such as encryption, backup, access control and security authentication as well as other necessary measures to protect network data from being falsified, destroyed, divulged or illegally acquired or used, dispose of network data security incidents, prevent illegal and criminal activities aiming at and using network data, and assume primary responsibility for the security of the network data handled by them. Moreover, network products and services provided by a network data processor shall comply with the compulsory requirements of the relevant national standards; in the case of any risk such as security defect or bug discovered to be associated with a network product or service, the network data processor shall take remedial measures forthwith, notify users in a timely manner and report the same to the relevant competent authority in accordance with the provisions; in the case of any harm to the national security or public interest, the network data processor shall also report the same to the relevant competent authority within 24 hours. The Cyber Data Security Regulation requires the data processors that carry out network data processing activities that affect or may affect national security, shall undergo a national security review in accordance with relevant national laws and regulations. In addition, where it is impossible to avoid the collection of unnecessary personal information by using automatic collection technology or an individual’s personal information without obtaining his/her consent according to the law, or an individual deregisters his/her account, the cyber data processor shall delete or anonymize the personal information.

On March 22, 2024, the CAC enacted the Provisions on Promoting and Regulating Cross-Border Data Flows, or the Cross-Border Data Flows Provisions, further regulating that a data processor’s responsibility to conduct cybersecurity review such as applying for the data export security assessment, submitting the standard contract filing, or obtaining the compliance certification can be exempted under certain circumstances, including, among others: (1) an individual’s information must be provided abroad for entering into or performing a contract which the individual is a contracting party, such as for cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa processing and examination services; (2) an employee’s information must be provided abroad for human resource management under the labor-relating rules and regulations and a collective contract signed in accordance with the law; (3) an individual’s information that must be provided abroad to protect the safety of his/her life and property under emergency circumstances; and (4) the cumulative number of the individuals’ information that a data processor (other than CIIO) transferred abroad in a year since January 1 is smaller than 100,000 individuals and no sensitive personal information is included.

However, the relationship between the Data Security Law of the PRC and the implemented National Security Law of the PRC, the Cyber Security Law of the PRC, the Confidentiality Law of the PRC and the Personal Information Protection Law of the PRC needs to be carefully clarified.

Intellectual Property Rights

•	Patent Law

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

•	Regulations on Copyright

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

•	Trademark Law

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

•	Regulations on Domain Names

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

Foreign Investment

•	The Foreign Investment Law

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

•	Foreign Investment Industries Guidance Catalogue

On June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. The Catalogue includes the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraged Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended and promulgated on October 26, 2022, and the Negative List was amended on June 28, 2018, June 30, 2019, June 23, 2020, December 27, 2021, and September 6, 2024. Any industry not listed in the Encouraged Catalogue and the Negative List is a permitted industry. Pursuant to the Negative List, a company that designs and manufactures UAVs can be wholly owned by foreign investors.

Foreign Exchange

•	General Administration of Foreign Exchange

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

•	Loans by the Foreign Companies to their PRC Subsidiaries

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

•	Offshore Investment by PRC Residents

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

•	Dividend Distribution

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

Taxation

•	Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008 and was amended on April 23, 2019 and December 6, 2024. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

•	Value-added Tax

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

•	Tax on Indirect Transfer

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

Employment and Social Welfare

•	Labor Contract Law

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

•	Interim Provisions on Labor Dispatch

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

•	Social Insurance and Housing Fund

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

•	Employee Stock Incentive Plan

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

•	M&A Rules and Overseas Listing

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

Environmental Protection and Work Safety

•	Environmental Protection

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

•	Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, and June 10, 2021 and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

•	Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019, and April 29, 2021 and which became effective on April 29, 2021 and the Interim Provisions for Management of Examination and Acceptance of Fire Protection Design of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on April 1, 2020, amended on August 21, 2023, and became effective on October 30, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must provide fire protection design and technical materials meeting the construction needs when it applies for construction work permits, and complete the filing for fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	Messrs. Shuai Feng and Weixian Xia are senior employees of our company and they hold 95.0% and 5.0% equity interests in the VIE, respectively.
(2)	The remaining 31.5% equity interests in Yunfu EHang Intelligent Technology Limited are held by our joint venture partners.

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

D.	Property, plants and equipment

Our headquarters is located in Guangzhou, China, where we lease and occupy our office space with an aggregate floor area of approximately 8,350 square meters from unrelated third parties under operating lease agreements. Our production facility in Yunfu city, China has a total planned gross floor area of 48,000 square meters. A substantial majority of our employees are based at our headquarters in Guangzhou. As of the date of this annual report, we also own an office building in Guangzhou of approximately 8,551 square meters, which is used for our research and development activities.

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

We delivered our first passenger-carrying pilotless eVTOL aircraft to a customer in March 2018. Since then, we and the VIE had delivered 453 units of the EH216 series products as of December 31, 2024. As we continue to refine and commercialize our products and air mobility solutions, we believe we will be able to capture addressable markets across multiple industries and develop UAM commercial applications in new industries.

Our revenues increased by 165.0% from RMB44.3 million in 2022 to RMB117.4 million in 2023, and then increased significantly to RMB456.2 million (US$62.5 million) in 2024. Our net loss decreased by 8.2% from RMB329.3 million in 2022 to RMB302.3 million in 2023, and then decreased by 23.9% to RMB230.0 million (US$31.5 million) in 2024. In 2024, revenues generated by air mobility solutions and others were RMB443.3 million (US$60.7 million) and RMB12.9 million (US$1.8 million), representing 97.2% and 2.8% of our total revenues, respectively.

Key Components of Results of Operations

Revenues

We generate revenues from air mobility solutions and others. The following table sets forth a breakdown of our total revenues in absolute amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Air mobility solutions	40,387	91.2	104,729	89.2	443,320	60,735	97.2
Others	3,930	8.8	12,697	10.8	12,832	1,758	2.8

Total	44,317	100.0	117,426	100.0	456,152	62,493	100.0

Air mobility solutions. Revenues from air mobility solutions consist of revenues from (i) sales of the EH216 series products and (ii) provision of exhibition services. Revenues from sales of the EH216 series products are based on firm customer orders with fixed terms and conditions, including pricing, net of discounts, if any. We rely on customers’ acknowledgements of receipt and goods delivery notes for domestic shipments, and proof of shipments for overseas customers, to determine when our performance obligations are satisfied. When goods are shipped to domestic customers who acknowledge the receipt of goods, or shipped to overseas customers with “FOB Shipping Point,” control of the goods is transferred to the customer if there are no remaining performance obligations. We recognize the revenue once the control has passed to the customer. The transaction price represents the amount of consideration we expect to receive under the arrangement. We are required to estimate any variable consideration and to factor that estimation into the determination of the transaction price. Our revenues from air mobility solutions were mainly derived from sales of the EH216 series products to customers mainly operated on a limited trial basis in tourism locations in China for testing, training, demonstration and trial operation purposes. In 2023, we obtained the type certificate and standard airworthiness certificate for EH216-S from the CAAC, demonstrating that the EH216-S is qualified for conducting passenger-carrying commercial operations. We began deliveries of certificated EH216-S aircraft to customers in the fourth quarter of 2023.

Others. Revenues from others consist of revenues from smart city management solutions, aerial media solutions and others.

- Smart city management solutions. Smart city management solutions mainly include (i) design and development of command-and-control systems and related facilities, and (ii) sale of UAVs and other related products. For design and development of command-and-control systems and related facilities, we recognize revenues using a percentage of completion method. We typically enter into project contracts with customers, according to which they pay project fees based on the agreed schedule. As we provide smart city management solutions on a project basis with high individual transaction values, revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

- Aerial media solutions. We recognize revenues from aerial media solutions when the aerial media performance is fulfilled by us or customers purchase aerial media solution packages from us. The service fee for each performance is determined mainly by the length of performance, complexity, number of UAVs involved, manpower and regulatory requirements. The purchase price for aerial media solution packages consists of small-sized aerial media UAVs or component packages, related software, maintenance and/or training services, etc.

- Others. We also generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. We recognize revenues from others when the consumer drones are delivered and the control of the drones has been transferred to the customers. We started to phase out our consumer drone business in late 2016.

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

Cost of revenues

Cost of revenues consists primarily of aerial vehicles material and manufacturing costs, construction costs of smart city management solutions, depreciation, rental fees, payroll and related costs of operations.

We expect that our cost of revenues will increase in the foreseeable future as we increase our product sales volume and expand our commercial solutions business.

Operating expenses

Our total operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our total operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	53,116	15.7	60,389	16.0	131,027	17,951	23.2
General and administrative expenses	151,065	44.5	150,092	39.7	233,398	31,975	41.4
Research and development expenses	135,082	39.8	167,315	44.3	199,465	27,327	35.4

Total operating expenses	339,263	100.0	377,796	100.0	563,890	77,253	100.0

Sales and marketing expenses. Our sales and marketing expenses primarily consist of advertising and promotion expenses, payroll and related expenses for personnel in sales and marketing.

General and administrative expenses. Our general and administrative expenses mainly consist of payroll and related costs for employees in general corporate functions, professional fees, allowance for doubtful account expenses or expected credit losses provision, and other general corporate expenses, as well as expenses associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

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

Hong Kong

Our wholly-owned subsidiary, Ehfly Technology Limited, or Ehfly Technology, incorporated in Hong Kong, is subject to Hong Kong profit tax on its profits arising from its business operations carried on in Hong Kong. Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong Inland Revenue Ordinance, profits that we derive from sources outside of Hong Kong are not generally chargeable to Hong Kong profits tax. As such, Ehfly Technology is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Ehfly Technology to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total revenues	44,317	100.0	117,426	100.0	456,152	62,493	100.0
Cost of revenues	(15,098)	(34.1)	(42,115)	(35.9)	(176,206)	(24,140)	(38.6)
Gross profit	29,219	65.9	75,311	64.1	279,946	38,353	61.4

Operating expenses:
Sales and marketing expenses(1)	(53,116)	(119.9)	(60,389)	(51.4)	(131,027)	(17,951)	(28.7)
General and administrative expenses(1)	(151,065)	(340.9)	(150,092)	(127.8)	(233,398)	(31.975)	(51.2)
Research and development expenses(1)	(135,082)	(304.8)	(167,315)	(142.5)	(199,465)	(27,327)	(43.7)

Total operating expenses	(339,263)	(765.6)	(377,796)	(321.7)	(563,890)	(77,253)	(123.6)
Other operating income	6,094	13.8	6,233	5.3	29,869	4,092	6.5

Operating loss	(303,950)	(685.9)	(296,252)	(252.3)	(254,075)	(34,808)	(55.7)
Other (expenses) income:
Interest and investment income	4,669	10.5	8,484	7.2	30,599	4,192	6.7
Interest expenses	(2,145)	(4.8)	(2,930)	(2.5)	(3,375)	(462)	(0.7)
Amortization of debt discounts	(1,674)	(3.8)	(12,023)	(10.2)	—	—	—
Foreign currency exchange (losses) gains, net	(1,488)	(3.3)	394	0.3	(1,188)	(163)	(0.3)
Other non-operating income	1,944	4.4	1,966	1.7	4,670	640	1.0
Other non-operating expenses	(26,804)	(60.5)	(214)	(0.2)	(1.924)	(264)	(0.4)

Total other (expenses) income	(25,498)	(57.5)	(4,323)	(3.7)	28,782	3,943	6.3
Loss before income tax and (loss) from equity method investment	(329,448)	(743.4)	(300,575)	(256.0)	(225,293)	(30,865)	(49.4)

Income tax expenses	(79)	(0.2)	(206)	(0.2)	(386)	(53)	(0.1)

Loss before (loss) from equity method investment	(329,527)	(743.6)	(300,781)	(256.1)	(225,679)	(30,918)	(49.5)

Income (loss) from equity method investment	196	0.5	(1,560)	(1.3)	(4,353)	(596)	(1.0)

Net loss	(329,331)	(743.1)	(302,341)	(257.5)	(230,032)	(31,514)	(50.4)

Note:

(1)	Share-based compensation expense was allocated in operating expenses as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Sales and marketing expenses	22,125	18,958	65,597	8,987
General and administrative expenses	38,452	79,327	134,984	18,493
Research and development expenses	36,321	53,200	72,543	9,938

Total	96,898	151,485	273,124	37,418

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues

Our total revenues increased significantly from RMB117.4 million in 2023 to RMB456.2 million (US$62.5 million) in 2024, primarily due to the increase in the sales volume of EH216 series products.

Revenues from air mobility solutions increased significantly from RMB104.7 million in 2023 to RMB443.3 million (US$60.7 million) in 2024. We sold 216 units of the EH216 series products in 2024, compared with 52 units in 2023.

Revenues from others remained stable at RMB12.9 million (US$1.8 million) in 2024, as compared to RMB12.7 million in 2023.

Cost of revenues

Our cost of revenues increased significantly from RMB42.1 million in 2023 to RMB176.2 million (US$24.1 million) in 2024, which was in line with the increase in the sales volume of EH216 series products.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased significantly from RMB75.3 million in 2023 to RMB279.9 million (US$38.4 million) in 2024. However, our gross profit margin decreased from 64.1% in 2023 to 61.4% in 2024 primarily due to changes in revenue mix and increased cost per unit of the airworthiness certified EH216-S product.

Operating expenses

Our operating expenses increased by 49.3% from RMB377.8 million in 2023 to RMB563.9 million (US$77.3 million) in 2024.

Sales and marketing expenses. Sales and marketing expenses increased significantly from RMB60.4 million in 2023 to RMB131.0 million (US$18.0 million) in 2024, primarily due to increased sales-related compensation and associated share-based compensation expenses due to new grant and modification of share-based awards, as well as increased expansion of sales channels.

General and administrative expenses. General and administrative expenses increased from RMB150.1 million in 2023 to RMB233.4 million (US$32.0 million) in 2024, primarily due to headcount expansion, increased employee compensation and related share-based compensation expenses resulting from new grants of share-based awards, and increased professional fees due to more professional services acquired from third parties for operational needs.

Research and development expenses. Research and development expenses increased from RMB167.3 million in 2023 to RMB199.5 million (US$27.3 million) in 2024, primarily due to incremental expenditures on different models of eVTOL aircraft, headcount expansion, increased employee compensation and related share-based compensation expenses due to new grants of share-based awards.

Other operating income

Other operating income increased significantly from RMB6.2 million in 2023 to RMB29.9 million (US$4.1 million) in 2024, primarily due to the increase of government subsidies.

Interest and investment income

We recorded interest and investment income of RMB30.6 million (US$4.2 million) in 2024 and RMB8.5 million in 2023, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments.

Interest expenses

We recorded interest expenses of RMB3.4 million (US$0.5 million) in 2024 and RMB2.9 million in 2023, both of which were primarily related to bank loans and loans from third parties.

Amortization of debt discounts

We recognized amortization of debt discounts of RMB12.0 million in 2023, which were related to the private placement transaction completed in 2023. There were no such debt discounts in 2024.

Other non-operating income

Other non-operating income was RMB4.7 million (US$0.6 million) in 2024 and RMB2.0 million in 2023.

Other non-operating expenses

Other non-operating expenses was RMB1.9 million (US$0.3 million) in 2024 and RMB0.2 million in 2023.

Income tax expenses

Our income tax expenses increased from RMB0.2 million in 2023 to RMB0.4 million (US$0.1 million) in 2024. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2023 and 2024.

Net loss

As a result of the foregoing, our net loss decreased by 23.9% from RMB302.3 million in 2023 to RMB230.0 million (US$31.5 million) in 2024.

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenues

Our total revenues increased by 165.0% from RMB44.3 million in 2022 to RMB117.4 million in 2023, primarily due to the increase in the sales volume of EH216 series products.

Revenues from air mobility solutions increased by 159.3% from RMB40.4 million in 2022 to RMB104.7 million in 2023. We sold 52 units of the EH216 series products in 2023, compared with 21 units in 2022.

Revenues from smart city management solutions decreased by 39.1% from RMB2.1 million in 2022 to RMB1.3 million in 2023. Since the smart city management solutions are on a project basis with different individual transaction values depending on the project nature, project size, etc., revenues from smart city management solutions may be more concentrated in certain years or periods, and therefore are subject to greater period-to-period fluctuations.

Revenues from aerial media solutions increased by 727.3% from RMB1.3 million in 2022 to RMB11.1 million in 2023, primarily due to the gradual recovery from the COVID-19 pandemic.

Cost of revenues

Our cost of revenues increased by 178.9% from RMB15.1 million in 2022 to RMB42.1 million in 2023, which was in line with the increase of total revenues as we sold more EH216 series products in 2023.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 157.7% from RMB29.2 million in 2022 to RMB75.3 million in 2023. However, our gross profit margin slightly decreased from 65.9% in 2022 to 64.1% in 2023, mainly due to changes in revenue mix.

Operating expenses

Our operating expenses increased by 11.4% from RMB339.3 million in 2022 to RMB377.8 million in 2023.

Sales and marketing expenses. Sales and marketing expenses increased by 13.7% from RMB53.1 million in 2022 to RMB60.4 million in 2023, primarily due to the expansion of sales channels, as well as increased marketing and promotional activities to expand brand awareness and higher employee compensation, and partially offset by lower share-based compensation expenses.

General and administrative expenses. General and administrative expenses decreased by 0.6% from RMB151.1 million in 2022 to RMB150.1 million in 2023.

Research and development expenses. Research and development expenses increased by 23.9% from RMB135.1 million in 2022 to RMB167.3 million in 2023. The increase was mainly due to higher share-based compensation expenses for new grants of share-based awards and salaries and benefits costs, as well as continuous expenditures on the compliance tests related to the type certificate of EH216-S.

Other operating income

Other operating income remained relatively stable at RMB6.1 million in 2022 and RMB6.2 million in 2023.

Interest and investment income

We recorded interest and investment income of RMB8.5 million in 2023 and RMB4.7 million in 2022, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments.

Interest expenses

We recorded interest expenses of RMB2.9 million in 2023 and RMB2.1 million in 2022, both of which were primarily related to bank loans and loans from third parties.

Amortization of debt discounts

We recognized amortization of debt discounts of RMB12.0 million in 2023 and RMB1.7 million and in 2022, both of which were related to the private placement transaction.

Other non-operating income

Other non-operating income was RMB2.0 million in 2023 and RMB1.9 million in 2022.

Other non-operating expenses

Other non-operating expenses decreased from RMB26.8 million in 2022 to RMB0.2 million in 2023. Other non-operating expenses in 2022 were mainly attributable to the estimated provision of US$3.375 million for an employment dispute. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Income tax expenses

Our income tax expenses increased from RMB79 thousand in 2022 to RMB0.2 million in 2023. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2022 and 2023.

Net loss

As a result of the foregoing, our net loss decreased by 8.2% from RMB329.3 million in 2022 to RMB302.3 million in 2023.

B.	Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities during the normal course of operations. We have experienced recurring losses from operations since inception. As of December 31, 2023 and 2024, we had an accumulated deficit of RMB1,754.5 million and RMB1,984.9 million (US$271.9 million). For the years ended December 31, 2022, 2023 and 2024, we incurred net loss of RMB329.3 million, RMB302.3 million and RMB230.0 million (US$31.5 million), respectively. We had net cash used in operating activities of RMB173.5 million and RMB88.4 million for the years ended December 31, 2022 and 2023, respectively, and net cash generated from operating activities of RMB158.0 million (US$21.6 million) for the year ended December 31, 2024. In November 2024, we adopted a share repurchase program, under which we are authorized to repurchase through one or more transactions up to US$30 million worth of our ADSs representing our Class A ordinary shares over the next 12 months.

As of December 31, 2024, our cash and cash equivalents, short-term investments and restricted short-term deposits were RMB610.9 million (US$83.7 million), RMB513.7 million (US$70.4 million) and RMB30.3 million (US$4.2 million), respectively. Our ability to continue as a going concern is largely dependent on successful execution of our business plan to scale up commercial sales of EH216-S and our ability to raise additional funds when needed. Our primary sources of liquidity have been proceeds from issuance of equity securities offerings, including private placements, as well as customer advances, short-term and long-term bank loans. For example, we had raised a total of US$95.6 million from the sale and issuance of our Class A ordinary shares in private placements as of the date of this annual report, including US$40 million in 2021, US$33 million in 2023, and US$22.6 million in 2024. In addition, we raised a total of US$76.2 million through our ATM Program in 2024. As of December 31, 2024, we had RMB1,154.9 million (US$158.2 million) in cash and cash equivalents, short-term investments and restricted short-term deposits, of which 13.2% were held in Renminbi and the remainder was held in U.S. dollars and other currencies, and of which 39.9% were held in the PRC. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

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

We believe that our balances of cash and cash equivalents, short-term investments and restricted short-term deposits as of December 31, 2024 will be sufficient to meet our sustainable operations and material cash requirements for at least the next 12 months after the date of this annual report. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In utilizing the proceeds, we received from our securities offerings including our initial public offering and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(173,458)	(88,410)	157,959	21,639
Net cash provided by (used in) investing activities	56,400	(128,692)	(482,508)	(66,103)
Net cash provided by financing activities	106,740	195,480	701,357	96,085
Effect of exchange rate changes on cash, cash equivalents and restricted cash	12,605	562	5,819	797

Net increase (decrease) in cash, cash equivalents and restricted cash	2,287	(21,060)	382,627	52,418
Cash, cash equivalents and restricted cash at the beginning of the year	247,023	249,310	228,250	31,272

Cash and cash equivalents at the end of the year	249,310	228,250	610,877	83,690

Operating Activities

Net cash generated from operating activities in 2024 was RMB158.0 million (US$21.6 million). This amount was primarily attributable to net loss of RMB230.0 million (US$31.5 million), adjusted to add back certain non-cash expenses, principally share-based compensation of RMB273.1 million (US$37.4 million), current expected credit losses of RMB12.8 million (US$1.8 million), depreciation of property and equipment of RMB12.8 million (US$1.8 million) and amortization of right-of-use assets of RMB6.1 million (US$0.8 million), and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB92.3 million (US$12.7 million) in accounts payable in relation to procurement of materials for production, an increase of RMB57.6 million (US$7.9 million) in accrued expenses and other liabilities in relation to payrolls and tax payables, an increase of RMB31.3 million (US$4.3 million) in accounts receivable in relation to receivables that we are entitled to receive primarily due to the increase in the sales volume, and an increase of RMB29.5 million (US$4.0 million) in prepayments and other assets in relation to deductible value-added tax input and acquisition of inventories.

Net cash used in operating activities in 2023 was RMB88.4 million. This amount was primarily attributable to net loss of RMB302.3 million, adjusted to add back certain non-cash expenses, principally share-based compensation of RMB151.5 million, allowance for doubtful amounts of RMB13.7 million, depreciation of property and equipment of RMB12.4 million and amortization of right-of-use assets of RMB8.1 million, and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB20.5 million in accounts receivable in relation to the receivables that we are entitled to receive and a decrease of RMB3.7 million in lease liabilities in relation to lease payments for office and production facilities and offset mainly by an increase of RMB17.8 million in contract liabilities in relation to more payments received before the sale of products or services to customers, a decrease of RMB10.7 million in prepayments and other current assets in relation to consideration received for vested share-based awards under share incentive plan, and a decrease of RMB7.8 million in inventories in relation to procurement of materials for production and finished goods.

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

Investing Activities

Net cash used in investing activities in 2024 was RMB482.5 million (US$66.1 million), mainly consisting of purchase of short-term investments of RMB885.7 million (US$121.3 million) and payments for short-term deposits of RMB130.1 million (US$17.8 million), partially offset by redemption of short-term investments of RMB444.8 million (US$60.9 million) and proceeds received from maturity of short-term deposits of RMB143.8 million (US$19.7 million).

Net cash used in investing activities in 2023 was RMB128.7 million, mainly consisting of purchase of short-term investments of RMB56.7 million, purchase of restricted short-term deposits of RMB33.4 million and purchase of short-term deposits of RMB14.2 million.

Net cash provided by investing activities in 2022 was RMB56.4 million, mainly consisting of net proceeds of short-term investments of RMB74.6 million and purchase of property and equipment of RMB12.2 million for both Yunfu production facility and new headquarter office.

Financing Activities

Net cash provided by financing activities in 2024 was RMB701.4 million (US$96.1 million), primarily attributable to RMB698.1 million (US$95.6 million) from issuance of Class A ordinary shares under the ATM Program and certain private placement transactions.

Net cash provided by financing activities in 2023 was RMB195.5 million, primarily attributable to RMB250.2 million from issuance of Class A ordinary shares, including to several strategic investors in connection with a US$23.0 million private placement which had closed in the third quarter of 2023, and net proceeds of RMB69.1 million from short-term bank loans.

Net cash provided by financing activities in 2022 was RMB106.7 million, primarily attributable to RMB69.9 million from an investor in connection with a private placement of our Class A ordinary shares which had closed in the first quarter of 2023, and net proceeds of RMB36.8 million from bank loans.

Capital Expenditures

Our capital expenditures were RMB13.8 million, RMB9.1 million and RMB40.1 million (US$5.5 million) in 2022, 2023 and 2024, respectively, which were mainly used for the purchase of property and equipment for the establishment and installation of equipment at our manufacturing facility in Yunfu, renovations for the new offices at our headquarters, and improvements for other office buildings. We plan to fund our future capital expenditures with our existing cash balance.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include operating lease commitments, short-term bank loans, long-term bank loans, mandatorily redeemable non-controlling interests, capital commitment for property, plant and equipment, and investment obligations.

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

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments	186,725	12,802	30,072	27,014	116,837
Short-term bank loans(1)	65,290	65,290	—	—	—
Long-term bank loans(1)	32,817	11,362	21,455	—	—
Mandatorily redeemable non-controlling interests(1)	40,450	40,450	—	—	—
Capital commitment for property, plant and equipment	10,184	10,184	—	—	—
Investment obligations	3,150	3,000	150	—	—

Total	338,616	143,088	51,677	27,014	116,837

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Holding Company Structure

We are a holding company with no material operations on our own. We conduct our operations primarily through the WFOE, the VIE and their respective subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by the WFOE. If the WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the WFOE, the VIE and their respective subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to contribute to certain statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital. As of December 31, 2024, the total registered capital of the WFOE, the VIE and their respective subsidiaries in China amounted to RMB1,663.3 million (US$227.9 million), implying a maximum total amount of RMB831.6 million (US$113.9 million) in statutory reserve funds to be set aside from their after-tax profits, if any. Our WFOE, the VIE and their respective subsidiaries in China had set aside a cumulative amount of RMB1.8 million (US$0.2 million) for such statutory reserve funds as of December 31, 2024. We believe that setting aside such additional amount will not have a material adverse impact on our business or liquidity because (i) a company is not required to set aside any amount for its statutory reserve fund until it has positive after-tax profits; (ii) the amount to be set aside annually is only 10% of a company’s after-tax profits, if any, and (iii) pursuant to the PRC Company Law, the statutory reserve funds can be used for offsetting a company’s losses, expanding its business operations and increasing its capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were an increase of 1.8% for December 2022, a decrease of 0.3% for December 2023, and an increase of 0.1% for December 2024. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. We are not able to hedge our exposure to higher inflation in mainland China.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development Capabilities” and “—Intellectual Property.”

D.	Trend Information

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

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2024 for more information on our critical accounting policies.

Current expected credit loss

Our cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, contract assets, loans receivable, other receivables and other non-current assets are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables which include the products we provide, the type of business, the scale of transactions on credit terms, the nature of counterparties and the level of credit risk of the customers, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances. For the year ended December 31, 2024, we recorded RMB12,790 million (US$1,752 million) of expected credit loss in general and administrative expenses.

We apply management’s judgments and estimates when determining the expected credit loss to be recognized. We reassess the allowance at each balance sheet date. Where the basis of judgments and estimates is different from the initial assessment, such differences will impact the expected credit loss and the carrying values of the accounts receivable in the year. As of December 31, 2023 and 2024, we assessed the ending balance of expected credit losses provision to be RMB131.8 million and RMB103.3 million (US$14.2 million), respectively. The decrease was based on our assessment as of December 31, 2024, with our judgments and estimates that certain long-aging receivables should be written off. Changes in these estimates and assumptions could materially affect the allowance losses.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huazhi Hu	48	Chairman and Chief Executive Officer
Haoxiang Hou	36	Independent Director
Conor Chia-hung Yang	62	Director and Chief Financial Officer
Dongming Wu	61	Independent Director
Nick Ning Yang	49	Independent Director
Wing Kee Lau	60	Independent Director
Zhao Wang	47	Chief Operating Officer

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

Mr. Haoxiang Hou has served as our director since August 2015. Mr. Hou has been the founder and the chief investment officer of Houxue Capital since July 2022. He has served as the managing partner and investment committee head of GP Venture Capital, senior partner and investment committee member of GP Hi-Tech Capital, and vice president of investments at GP Xincheng Capital from April 2015 to June 2022. Mr. Hou was named on the list of “Forbes China Top 100 Venture Capitalists” in 2023 and 2024. Mr. Hou received his dual bachelor’s degree in electrical engineering and international finance and his master’s degree in business administration from Shanghai Jiao Tong University in 2011 and 2015, respectively. Mr. Hou is also a CFA charterholder.

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

Mr. Zhao Wang has served as our chief operating officer since April 2024. Prior to joining us, Mr. Wang worked for Antaeus Group, a Chinese group enterprise with cross-industry services in resort, film and art, as the chief executive officer of Mangrove Tree Technology Group from June 2020 to March 2024. He played a pivotal role in driving digital transformation initiatives and planning business operations for several super-large-scale resorts in China, including the deployment of intelligent operational and management system platforms and introducing self-driving vehicles in air as well as on the ground and water to resorts. Prior to that, Mr. Wang was the chief executive officer at Beijing Ganlan Technology Development Co., Ltd., an IT consulting firm, from August 2017 to June 2020. Between October 2008 and August 2017, Mr. Wang served in several executive positions at Antaeus Investment Group and was in charge of platform development, operation and management for cultural tourism projects and digital film industries. From December 2006 to October 2008, Mr. Wang served as technology manager in Sohu.com and led the architecture design of the website information system for the 2008 Summer Olympic Games in Beijing. Mr. Wang also participated in the development of information system for the 2004 Summer Olympic Games in Athens. Mr. Wang holds a bachelor’s degree in computer science and technology from Tsinghua University.

B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB8.1 million (US$1.1 million) in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2015 Share Incentive Plan

Our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan pursuant to all awards under the 2015 Plan is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2025, 53,737 share options were outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

Our board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2019 Plan became effective upon the completion of the Company’s initial public offering in 2019. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is initially 5,455,346, which may be increased by up to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is 13,941,558. As of March 31, 2025, 4,093,500 restricted share units and 186,000 options were outstanding under the 2019 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2023 Share Incentive Plan

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2023 Plan became effective on December 22, 2023. The maximum aggregate number of ordinary shares that may be issued under the 2023 Plan is initially 3,782,555 (the “Maximum Number”). On the first day of each of the subsequent fiscal years during the term of the 2023 Plan starting from January 1, 2024, the Maximum Number shall automatically increase by an amount determined by the Board that is equal to no more than 3% of the total number of shares outstanding on the last day of the immediately preceding fiscal year. If the Board does not determine such amount of increase by the first day of each of the subsequent fiscal years, the Maximum Number shall automatically increase by 3% of the total number of shares outstanding on the last day of the immediately preceding fiscal year. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2023 Plan is 11,905,990. As of March 31, 2025, 2,305,100 restricted share units and 2,762,930 options were outstanding under the 2023 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2025, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were settled, forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares underlying Equity Awards	Date of Grant	Date of Expiration
Huazhi Hu	*	January 1, 2024	December 31, 2034
Conor Chia-hung Yang	*	August 1, 2023 January 1, 2024	July 31, 2033 December 31, 2034
Dongming Wu	*	October 1, 2024	September 30, 2034
Nick Ning Yang	*	March 27, 2023	March 26, 2033
Wing Kee Lau	*	August 16, 2023	August 15, 2033
Zhao Wang	*	October 1, 2024	September 30, 2034
All directors and officers as a group	5,944,737	Various dates from March 27, 2023 to October 1, 2024	Various dates from March 26, 2033 to September 30, 2034

*	Vested equity awards less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of March 31, 2025, our employees other than members of our senior management as a group held 755,100 restricted share units and 2,698,930 options.

Clawback Policy

In 2023, our board of directors adopted an Incentive Compensation Recoupment Policy, or the Clawback Policy, providing for the recovery of certain incentive-based compensation from current and former executive officers of our company in the event our company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. A copy of our Clawback Policy is attached as Exhibit 97.1 to this annual report.

C.	Board Practices

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

We had 341, 367 and 483 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had 445 employees in Guangzhou, 30 employees in Yunfu, one employee in Beijing, one in Shenzhen and six employees outside China. The following table sets forth the number of our employees categorized by function as of December 31, 2024:

Function	Number	% of Total Employees
Research and product development department	234	48.5%
Marketing and sales department	102	21.1%
General administration department	147	30.4%
Total number of employees	483	100.0%

We also had 115, 153 and 284 full-time contractors who are involved in the manufacturing of our products as of December 31, 2022, 2023 and 2024, respectively.

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

We typically enter into standard employment and confidentiality agreements with our key employees. In addition, we entered into confidentiality and non-compete agreements with senior management and intellectual property assignment agreements with core technical personnel.

Our success depends on our ability to attract, retain and motivate qualified employees that share our values and vision. We believe that we maintain a good working relationship with our employees.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 104,943,155 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and treasury shares) and 39,026,560 Class B ordinary shares outstanding as of March 31, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2025, including through the exercise of any restricted share unit, option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as- Converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers:**
Huazhi Hu(1)	1,020,258	39,026,560	40,046,818	27.8%	79.0%
Haoxiang Hou(2)	*	—	*	*	*
Conor Chia-Hung Yang(3)	*	—	*	*	*
Dongming Wu(4)	*	—	*	*	*
Nick Ning Yang(5)	*	—	*	*	*
Wing Kee Lau(6)	*	—	*	*	*
Zhao Wang(7)	*	—	*	*	*
All Directors and Executive Officers as a Group	1,826,745	39,026,560	40,853,305	28.3%	79.1%
Principal Shareholder:
Genesis Rising Limited(8)	350,000	39,026,560	39,376,560	27.4%	78.9%

Notes:

*	Less than 1% of our total outstanding shares.
**

Messrs. Huazhi Hu, Conor Chia-Hung Yang, and Zhao Wang’s business address is 11/F Building One, EHang Technology Park, No. 29 Bishan Blvd., Huangpu District, Guangzhou, Guangdong Province, 510700, PRC. Mr. Haoxiang Hou’s business address is No. 151 Mao Jia Yuan Rd, Huangpu District, Shanghai, PRC. Mr. Wing Kee Lau’s business address is Building 9, Block 2, Zhongguan Honghualing Industry Southern District, 1213 Liuxian Avenue, Taoyuan Street, Nanshan District, Shenzhen, Guangdong Province, PRC. Mr. Dongming Wu’s business address is No. 18 Rong Hua South Road, Beijing Economic-Technological Development Area, Daxing District, Beijing, PRC. Mr. Nick Ning Yang’s business address is No.107 AI Technology Park, No. 27 Xidawang Road, Chaoyang District, Beijing, PRC.

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

(1)

Represents (i) 350,000 Class A ordinary shares and 39,026,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company that is wholly owned by Mr. Huazhi Hu, and (ii) 670,258 Class A ordinary shares represented by 335,129 ADSs held by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents Class A ordinary shares beneficially owned by Mr. Haoxiang Hou.
(3)	Represents Class A ordinary shares beneficially owned by Mr. Conor Chia-Hung Yang.
(4)

Represents Class A ordinary shares beneficially owned by Mr. Dongming Wu, including Class A ordinary shares underlying share options and restricted share units held by Mr. Dongming Wu that have vested as of March 31, 2025 or will vest within 60 days after March 31, 2025.

(5)	Represents Class A ordinary shares underlying restricted share units held by Mr. Nick Ning Yang that have vested as of March 31, 2025.
(6)	Represents Class A ordinary shares underlying restricted share units held by Mr. Wing Kee Lau that have vested as of March 31, 2025.
(7)	Represents Class A ordinary shares underlying restricted share units held by Mr. Zhao Wang that have vested as of March 31, 2025.
(8)

Represents 350,000 Class A ordinary shares and 39,026,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company that is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2025, 99,036,206 of our Class A ordinary shares were held by five record holders in the United States, including a total of 99,036,202 Class A ordinary shares held by The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transaction

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

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

Transactions with Related Parties

In 2024, we generated total revenue of (i) RMB0.1 million (US$0.02 million) from sale of products to Hefei Heyi Aviation Co., Ltd. (“Hefei Heyi”), Wanyi Tianxia (Zhuhai) Aviation Co., Ltd. (“Wanyi Tianxia”) and Guangxi Fengshan Fengyi Aviation Service Co., Ltd. (“Fengshan Fengyi”), and (ii) RMB1.2 million (US$0.2 million) from provision of services to Guangzhou Yitong Zhihang Technology Co., Ltd. (“Yitong Zhihang”), Hefei Heyi, Wanyi Tianxia and Wuxi Liangyun Low-Altitude Commercial Operation Management Co., Ltd. (“Wuxi Liangyun”). Each of Hefei Heyi, Wanyi Tianxia, Fengshan Fengyi, Yitong Zhihang and Wuxi Liangyun is an equity investee of our company and we have significant influence over them. As of December 31, 2024, we had account receivables of RMB0.5 million (US$0.1 million) due from, and contract liabilities of RMB2.0 million (US$0.3 million) due to, these equity investees in connection with product sales and services.

In 2023, we generated revenue of RMB3.0 million and RMB8.9 million from Yitong Zhihang and Xinjiang Xiyu Qingniao General Aviation Co., Ltd. (“Xiyu Qingniao”), respectively, through our sales of pilotless eVTOL aircraft. Each of Yitong Zhihang and Xiyu Qingniao is an equity investee of our company and we have significant influence over them. As of December 31, 2023, we had amount due from Yitong Zhihang of RMB1.7 million and contract liabilities to Xiyu Qingniao of RMB2.0 million relating to such sales.

In 2022, there was no transaction with related parties. As of December 31, 2022, we had no amount due from related parties.

As of December 31, 2024, RMB34.5 million (US$4.7 million) short-term bank loans and RMB16.0 million (US$2.2 million) long-term bank loans were guaranteed by Mr. Huazhi Hu, our founder, chairman and chief executive officer.

As of December 31, 2023, RMB40.0 million short-term bank loans and RMB12.8 million long-term bank loans were guaranteed by Mr. Huazhi Hu, our founder, chairman and chief executive officer.

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

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

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

On December 4, 2023, a securities class action complaint (captioned Pujo v. EHang Holdings Limited, No. 2:23-cv-10165 (C.D. Cal.)) was filed by purported holders of the Company’s ADSs in federal court. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally alleges that the Company and certain of its officers and directors made false and misleading statements regarding the Company’s business, operations, and prospects, among other allegations. The complaint is based in large part on a November 7, 2023, report issued by short seller Hindenburg Research. The complaint names as defendants certain of the Company’s officers and directors. The complaint seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including reasonable attorneys’ fees. On February 2, 2024, purported stockholders of the Company moved for appointment as lead plaintiff. On August 12, 2024, the Court appointed a lead plaintiff and lead counsel. The lead plaintiff filed an amended complaint on October 14, 2024. EHang moved to dismiss the amended complaint on December 7, 2024, and the lead plaintiff filed an opposition to the motion on January 31, 2025. EHang filed a reply in support of its motion to dismiss on March 14, 2025. On March 26, 2025, the Court granted in part and denied in part EHang’s motion to dismiss. We intend to vigorously defend against these claims. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Item 9.	The Offer and Listing

A.	Offer and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each represents two Class A ordinary shares, have been listed on the Nasdaq Global Market since December 12, 2019, under the symbol “EH.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid.

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

Shareholders’ general meetings may be convened by the chairman of our board of directors or a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of the ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of the VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

Foreign Currency Exchange Rate Risk

As of December 31, 2024, a majority of our revenues and expenses were denominated in RMB. We expect that in the future a substantial portion of our revenues will be denominated in foreign currencies as our business and operations expand in overseas markets. As a result, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies. Any significant revaluation of Renminbi against U.S. dollar may adversely affect our cash flow, earnings, and financial position, and the value of, and any dividends payable on, our ordinary shares and the ADSs. As of December 31, 2024, a 1% strengthening or weakening of Renminbi against U.S. dollars would have increased or decreased our net loss by 0.04%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or the ADSs.”

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

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2024, we received nil in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 as stated in their report, which is included herein.

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

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

During 2024, we implemented the following measures to improve our internal control over financial reporting to address the identified material weaknesses respectively:

•

For our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements, we (i) hired additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting; (ii) provided continuous and appropriate training to the accounting and financial reporting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirement; (iii) developed a set of accounting policies that support our accounting practices, and prepared accounting memorandum for complex accounting matters; and (iv) established clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed.

•

For our lack of monitoring of the collection of accounts receivable on a timely basis, we (i) developed controls to monitor the implementation of accounts receivable collection policies on a regular basis; and (ii) strengthened sales department’s controls to formalize a credit risk analysis of each customer who was delinquent with accounts receivable, and have up-to-date information about the customer’s ability to pay on a timely basis, to support the finance department to identify characteristics risks promptly and assess current expected credit losses appropriately.

As of December 31, 2024, based on an assessment performed by our management on the performance of certain remediation measures mentioned above, we concluded that the material weaknesses relating to our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements and lack of monitoring of the collection of accounts receivable on a timely basis have been remediated as of December 31, 2024.

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

	For the Year Ended December 31,
	2023	2024
	(RMB in thousands)
Audit fees(1)	7,014	12,748

Note:

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

In November 2024, our board of directors adopted a share repurchase program (the “2024 Share Repurchase Program”), under which we are authorized to repurchase through one or more transactions up to US$30 million worth of our ADSs representing our Class A ordinary shares over the next 12 months. The 2024 Share Repurchase Program was announced on November 22, 2024.

The table below sets forth a summary of the ADSs repurchased by us in 2024 pursuant to the 2024 Share Repurchase Program:

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan (US$)
December	100,000	13.99	100,000	28,601,122

Total	100,000	13.99	100,000	28,601,122

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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
We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this annual report. In addition, it is the Company’s intent to comply with applicable laws and regulations relating to insider trading.

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

14
8

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
Our cybersecurity incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to cybersecurity incident management team (the “CSI management team”) depending on the circumstances, including our chief operating officers, chief financial officer and in-house
general counsel. The CSI management team works with our company’s senior management team to help our company mitigate and remediate cybersecurity incidents of which they are notified. In addition, our company’s cybersecurity incident response and vulnerability management policies include reporting to the audit committee of the board of directors for certain cybersecurity incidents. The audit committee receives periodic reports from our CSI management team concerning our company’s significant cybersecurity threats and risk and the processes our company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

1
49

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of December 11, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.4	Second Amended and Restated Shareholders’ Agreement, dated as of December 27, 2016, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39151) filed with the SEC on April 20, 2020)

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.3	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-39151) filed with the SEC on December 22, 2023)

4.4	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.6	English translation of the Shareholders Voting Proxy Agreement and Power of Attorney among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.7	English translation of the Share Pledge Agreements among the WFOE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.8	English translation of the Exclusive Consulting and Service Agreement and the Exclusive Services Agreement between the WFOE and the VIE dated January 29, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.9	English translation of the Amendment to Exclusive Consulting and Service Agreement between the WFOE and the VIE dated November 30, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.10	English translation of the Exclusive Option Agreement among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.9 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

Exhibit Number	Description of Document

4.11	English translation of the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE and shareholders of the VIE dated February 22, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.12	English translation of the Amendments to the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE, Huazhi Hu, Yifang Xiong and shareholders of the VIE dated September 7, 2020 and October 21, 2020, respectively (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.14	English Translation of the Subscription Agreement, dated as of December 21, 2022, between the Registrant and Qingdao Ocean Investment Group Co., Ltd. (incorporated herein by reference to Exhibit 4.13 of our Annual Report on Form 20-F for the year ended December 31, 2022 (File No. 001- 39151) filed with the SEC on April 27, 2023)

4.15	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Rich Ning Inc. (incorporated herein by reference to Exhibit 4.15 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

4.16	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Gamma Financial Solutions Limited (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

4.17	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Lee Soo Man (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

4.18	At Market Issuance Sales Agreement, dated as of April 19, 2024, between EHang Holdings Limited and China Renaissance Securities (Hong Kong) Limited (incorporated herein by reference to Exhibit 1.2 to the registration statement on Form F—3 (File No. 333-278830) filed with the SEC on April 19, 2024)

4.19*#	English Translation of the Subscription Agreement, dated as of November 14, 2024, between the Registrant and Enpower Electric Co., Ltd.

4.20*#	Form of Subscription Agreement, dated as of November 7, 2024, between the Registrant and an investor

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

11.2*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of AllBright Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1	Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

101.INS*	Inline XBRL Instance Document (the cover page XBRL tags are embedded within the Inline XBRL document)

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set)

*	Filed herewith
**	Furnished herewith
#

Certain personally identifiable information in this exhibit has been omitted pursuant to Item 601(a)(6) of Regulation S-K, and certain information has been omitted on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material, pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHang Holdings Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 15, 2025

EHANG HOLDINGS LIMITED

F- 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of EHang Holdings Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of EHang Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit loss in 2023.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

F- 2

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-3

Revenue recognition - air mobility solutions related to products
As described in Notes 2 and 14 to the consolidated financial statements, the Company’s air mobility solutions revenue related to products was RMB439.5 million. Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade UAVs and its software. As the UAVs and software are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time. The Company relies on customer’s acknowledgement of receipt and goods delivery notes when the goods are shipped to domestic customers and proof of shipments with oversea customers to determine when performance obligations are satisfied. When goods are shipped to domestic customers, who acknowledged the receipt of goods, or shipped to oversea customers with “FOB Shipping Point”, control of the goods is transferred to the customer if there are no remaining performance obligations. The Company recognizes the revenue once control passes to the customer. The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price.
The principal considerations for our determination that performing procedures relating to air mobility solutions revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the revenue recognition.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of air mobility solutions revenue. These procedures also included, among others (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as sales contracts, goods delivery notes, acknowledgement receipts from customers, or proof of shipments; (ii) obtaining and inspecting a sample of cash receipts; (iii) confirming a sample of outstanding accounts receivable as of December 31, 2024; (iv) performing site visits and interviews with certain selected customers to corroborate with the Company’s records of products delivered.
/s/
PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 15,
 2025
We have served as the Company’s auditor since 2021.

F-4

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2(f)	228,250	610,877	83,690
Short-term deposits	2(g)	14,397	—	—
Short-term investments	4	57,494	513,683	70,374
Restricted short-term deposits	2(h)	33,942	30,295	4,150
Accounts receivable, net of allowance of RMB131,826 and RMB103,340 (US$14,158) as of December 31, 2023 and 2024, respectively	5	34,786	58,180	7,971
Inventories	6	59,488	75,687	10,369
Prepayments and other current assets	7	24,691	68,298	9,356

Total current assets		453,048	1,357,020	185,910

Non-current assets
Property and equipment, net	8	44,623	60,224	8,251
Right-of-use assets, net	2(y)	74,528	128,433	17,595
Intangible assets, net		2,426	2,617	359
Long-term loans receivable	9	4,215	—	—
Long-term investments	10	18,369	33,764	4,626
Other non-current assets		1,436	2,440	334

Total non-current assets		145,597	227,478	31,165

Total assets		598,645	1,584,498	217,075

F-
5

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				Note 2(e)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to Ehang Holdings Limited (the “Company”) of RMB30,220 and RMB38,837 (US$5,321) as of December 31, 2023 and 2024, respectively)

Short-term bank loans	12	69,798	64,250	8,802
Accounts payable		35,101	127,446	17,460
Contract liabilities		37,169	62,561	8,571
Current portion of long-term bank loans	12	3,538	10,500	1,438
Mandatorily redeemable non-controlling interests	13	—	40,000	5,480
Accrued expenses and other liabilities	11	94,149	150,196	20,577
Current portion of lease liabilities	2(y)	5,595	12,527	1,716
Deferred income		1,549	1,504	206
Deferred government subsidies		3,147	1,209	166
Income taxes payable		29	150	21

Total current liabilities		250,075	470,343	64,437

Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company of RMB3,146 and RMB7,588 (US$1,040) as of December 31, 2023 and 2024, respectively)
Long-term bank loans	12	9,308	20,500	2,808
Mandatorily redeemable non-controlling interests	13	40,000	—	—
Deferred tax liabilities	16	292	292	40
Unrecognized tax benefit	16	5,480	5,480	751
Lease liabilities	2(y)	75,308	125,719	17,223
Deferred income		1,486	—	—
Other non-current liabilities		2,477	6,350	870

Total non-current liabilities		134,351	158,341	21,692

Total liabilities		384,426	628,684	86,129

Commitments and Contingencies	23

F-
6

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
				Note 2(e)
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 1,904,577,337 shares authorized, 88,006,101 shares issued and 87,544,585 shares outstanding as of December 31, 2023; 1,904,577,337 shares authorized, 106,532,825 shares issued and 104,828,035 shares outstanding as of December 31, 2024)	18	56	66	9
Class B ordinary shares (US$0.0001 par value; 45,422,663 shares authorized, 39,026,560 shares issued and outstanding as of December 31, 2023 and 2024)	18	24	24	3
Additional paid-in capital		1,951,936	2,923,178	400,474
Treasury shares	18	—	(10,085)	(1,382)
Statutory reserves		1,239	1,772	243
Accumulated deficit		(1,754,542)	(1,984,851)	(271,923)
Accumulated other comprehensive income	18	15,079	25,539	3,499

Total EHang Holdings Limited shareholders’ equity		213,792	955,643	130,923
Non-controlling interests		427	171	23

Total shareholders’ equity		214,219	955,814	130,946

Total liabilities and shareholders’ equity		598,645	1,584,498	217,075

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

		For the year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					Note 2(e)
Revenues
Products (including related party revenues of RMB nil, RMB11,859 and RMB133 (US$18) for the years ended December 31, 2022, 2023 and 2024)	14, 17	40,775	100,960	440,641	60,368
Services (including related party revenues of RMB nil, RMB nil and RMB1,225 (US$168) for the years ended December 31, 2022, 2023 and 2024)	14, 17	3,542	16,466	15,511	2,125

Total revenues		44,317	117,426	456,152	62,493

Cost of revenues
Products		(15,038)	(34,304)	(171,035)	(23,432)
Services		(60)	(7,811)	(5,171)	(708)

Total cost of revenues		(15,098)	(42,115)	(176,206)	(24,140)

Gross profit		29,219	75,311	279,946	38,353
Operating expenses
Sales and marketing expenses		(53,116)	(60,389)	(131,027)	(17,951)
General and administrative expenses		(151,065)	(150,092)	(233,398)	(31,975)
Research and development expenses		(135,082)	(167,315)	(199,465)	(27,327)

Total operating expenses		(339,263)	(377,796)	(563,890)	(77,253)
Other operating income	2(z)	6,094	6,233	29,869	4,092

Operating loss		(303,950)	(296,252)	(254,075)	(34,808)
Other (expenses) income
Interest and investment income		4,669	8,484	30,599	4,192
Interest expenses		(2,145)	(2,930)	(3,375)	(462)
Amortization of debt discounts		(1,674)	(12,023)	—	—
Foreign currency exchange (losses) gains, net		(1,488)	394	(1,188)	(163)
Other non-operating income		1,944	1,966	4,670	640
Other non-operating expenses		(26,804)	(214)	(1,924)	(264)

Total other (expenses) income		(25,498)	(4,323)	28,782	3,943
Loss before income tax and income (loss) from equity method investment		(329,448)	(300,575)	(225,293)	(30,865)

Income tax expenses	16	(79)	(206)	(386)	(53)

Loss before income (loss) from equity method investment		(329,527)	(300,781)	(225,679)	(30,918)
Income (loss) from equity method investment		196	(1,560)	(4,353)	(596)

Net loss		(329,331)	(302,341)	(230,032)	(31,514)

F-
8

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

	Note	For the year ended December 31,
		2022	2023	2024
		RMB	RMB	RMB	US$
					Note 2(e)
Net loss		(329,331)	(302,341)	(230,032)	(31,514)
Net loss attributable to non-controlling interests		1,110	641	256	35

Net loss attributable to EHang Holdings Limited’s ordinary shareholders	20	(328,221)	(301,700)	(229,776)	(31,479)

Net loss per ordinary share
Basic and diluted	20	(2.86)	(2.48)	(1.71)	(0.23)
Net loss per ADS (2 ordinary shares equal to 1 ADS)
Basic and diluted	20	(5.72)	(4.96)	(3.42)	(0.46)
Shares used in net loss per ordinary share computation (in thousands of shares)
Basic and diluted	20	114,695	121,494	134,367	134,367
Other comprehensive income
Foreign currency translation adjustments, net of nil tax		20,896	69	10,460	1,433

Total other comprehensive income, net of tax		20,896	69	10,460	1,433
Comprehensive loss		(308,435)	(302,272)	(219,572)	(30,081)
Comprehensive loss attributable to non-controlling interests		1,110	641	256	35

Comprehensive loss attributable to EHang Holdings Limited		(307,325)	(301,631)	(219,316)	(30,046)

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share
data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2021		74,309,007	50	40,136,560	25	1,459,374	(5,886)	1,191	(1,122,153)	332,601	1,445	334,046
Shares issued to depository bank	18	876,380	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares for the vested restricted share units	18	2,595,750	—	—	—	—	—	—	—	—	—	—
Settlement of vested restricted share units with shares held by the depositary bank	18	(590,750)	—	—	—	—	—	—	—	—	—	—
Class B ordinary shares converted to Class A ordinary shares	18	1,110,000	1	(1,110,000)	(1)	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(328,221)	(328,221)	(1,110)	(329,331)
Share based compensation	15	—	—	—	—	96,898	—	—	—	96,898	—	96,898
Clawback of shares under share incentive plan		—	—	—	—	(383)	—	—	—	(383)	—	(383)
Arrangement for employee stock withholding tax	18	—	—	—	—	(11,230)	—	—	—	(11,230)	—	(11,230)
Warrants arising from private placement		—	—	—	—	13,697	—	—	—	13,697	—	13,697
Issuance of a subsidiary’s equity to a non-controlling interest holder		—	—	—	—	—	—	—	—	—	85	85
Other comprehensive income	18	—	—	—	—	—	20,896	—	—	20,896	—	20,896

F-
10

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		78,300,387	51	39,026,560	24	1,558,356	15,010	1,191	(1,450,374)	124,258	420	124,678

Balance as of December 31, 2022		78,300,387	51	39,026,560	24	1,558,356	15,010	1,191	(1,450,374)	124,258	420	124,678
Adoption of ASC Topic 326	2(k)	—	—	—	—	—	—	—	(2,420)	(2,420)	(2)	(2,422)

Balance as of January 1, 2023		78,300,387	51	39,026,560	24	1,558,356	15,010	1,191	(1,452,794)	121,838	418	122,256
Shares issued to depository bank	18	236,000	—	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	18	7,870,938	5	—	—	242,399	—	—	—	242,404	—	242,404
Issuance of ordinary shares for the vested restricted share units	18	2,684,596	—	—	—	—	—	—	—	—	—	—
Settlement of vested restricted share units with shares held by the depositary bank	18	(1,085,820)	—	—	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	(301,700)	(301,700)	(641)	(302,341)
Share based compensation	15	—	—	—	—	151,485	—	—	—	151,485	—	151,485
Arrangement for employee stock withholding tax	18	—	—	—	—	7,795	—	—	—	7,795	—	7,795
Acquisition of non-controlling interests	19	—	—	—	—	(8,099)	—	—	—	(8,099)	650	(7,449)
Other comprehensive loss	18	—	—	—	—	—	69	—	—	69	—	69
Appropriation of statutory reserve	2(ad)	—	—	—	—	—	—	48	(48)	—	—	—

Balance as of December 31, 2023		88,006,101	56	39,026,560	24	1,951,936	15,079	1,239	(1,754,542)	213,792	427	214,219

F-
11

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023		88,006,101	56	39,026,560	24	1,951,936	—	15,079	1,239	(1,754,542)	213,792	427	214,219
Shares issued to depository bank but not outstanding	18	1,568,490	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	18	12,559,844	10	—	—	693,586	—	—	—	—	693,596	—	693,596
Issuance of ordinary shares for the vested restricted share units and vested share options	18	4,398,390	—	—	—	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	—	(229,776)	(229,776)	(256)	(230,032)
Share based compensation	15	—	—	—	—	273,124	—	—	—	—	273,124	—	273,124
Arrangement for employee stock withholding tax	18	—	—	—	—	4,532	—	—	—	—	4,532	—	4,532
Share repurchase	18	—	—	—	—	—	(10,085)	—	—	—	(10,085)	—	(10,085)
Other comprehensive loss	18	—	—	—	—	—	—	10,460	—	—	10,460	—	10,460
Appropriation of statutory reserve	2(ad)	—	—	—	—	—	—	—	533	(533)	—	—	—

Balance as of December 31, 2024		106,532,825	66	39,026,560	24	2,923,178	(10,085)	25,539	1,772	(1,984,851)	955,643	171	955,814

Balance as of December 31, 2024 (US$)	2(e)	106,532,825	9	39,026,560	3	400,474	(1,382)	3,499	243	(271,923)	130,923	23	130,946

The accompanying notes are an integral part of these consolidated financial statements.

F- 1
2

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	$		$	$	$		$
			For the years ended December 31,
	Note		2022	2023	2024
			RMB	RMB	RMB		US$
							Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss			(329,331)	(302,341)		(230,032)	(31,514)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities
Depreciation of property and equipment		8	8,478	12,442		12,774	1,750
Amortization of intangible assets			439	787		922	126
Amortization of right-of-use assets			11,976	8,131		6,103	836
Share-based compensation		15	96,898	151,485		273,124	37,418
Clawback of shares under share incentive plan			(383)	—		—	—
(Gains) losses on disposal of property and equipment		2(n)	(103)	138		682	93
Amortization of debt discounts			1,674	12,023		—	—
Interest expense s			—	—		(707)	(97)
Interest and investment income			(3,131)	(3,361)		(11,103)	(1,521)
(Income) losses from equity method investment		10	(196)	1,560		4,353	596
Allowance for doubtful accounts/current expected credit losses			47,784	13,691		12,790	1,752
Write-downs of inventories		2(m)	956	460		921	126
Foreign currency exchange losses (gains)			1,488	(394)		49	7
Changes in operating assets and liabilities
Accounts receivable			(10,072)	(20,523)		(31,284)	(4,286)
Inventories			(3,257)	7,816		(21,590)	(2,958)
Prepayments and other assets			(22,942)	10,728		(29,515)	(4,044)
Amounts due from a related party			1,360	—		1,195	164
Accounts payable			(10,104)	5,445		92,345	12,651
Contract liabilities			4,490	17,847		25,392	3,479
Accrued expenses and other liabilities			36,252	(192)		57,551	7,884
Lease liabilities			(8,783)	(3,708)		(2,665)	(365)
Deferred income			1,521	(1,464)		(1,531)	(210)
Deferred government subsidies			1,525	998		(1,936)	(265)
Income taxes payable			3	22		121	17

Net cash flow (used in) generated from operating activities			(173,458)	(88,410)		157,959	21,639

F- 1
3

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		$	$	$		$
		For the years ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB		US$
						Note 2(e)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of non-controlling interests	19	—	(6,920)		—	—
Purchase of short-term investments		(76,807)	(56,694)		(885,706)	(121,341)
Redemption of short-term investments		151,388	—		444,759	60,932
Payments for short-term deposits		—	(14,164)		(130,071)	(17,820)
Proceeds received from maturity of short-term deposits		—	—		143,782	19,698
Payments for restricted short-term deposits		—	(33,437)		(39,486)	(5,410)
Proceeds received from maturity of restricted short-term deposits		—	—		43,942	6,020
Purchase of property and equipment		(12,166)	(7,832)		(38,966)	(5,338)
Proceeds from disposal of property and equipment		188	—		—	—
Acquisition of intangible assets		(1,653)	(1,255)		(1,112)	(152)
Cash paid for long-term investments		(4,550)	(10,090)		(19,650)	(2,692)
Receipt of loans receivable		—	1,700		—	—

Net cash flow provided by (used in) investing activities		56,400	(128,692)		(482,508)	(66,103)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	12	49,794	69,090		64,250	8,802
Repayment of short-term bank loans		(10,000)	(49,794)		(69,090)	(9,465)
Proceeds from long-term bank loans	12	—	10,000		25,000	3,425
Repayment of a long-term bank loan		(3,000)	(14,154)		(6,846)	(938)
Proceeds from short-term debts		69,861	—		90,000	12,330
Repayment of short-term debts		—	(69,861)		(90,000)	(12,330)
Proceeds from issuance of a subsidiary’s equity to a non-controlling interest holder		85	—		—	—
Payment of share repurchase		—	—		(10,085)	(1,382)
Proceeds from issuance of Class A ordinary shares, net of issuance costs		—	250,199		698,128	95,643

Net cash provided by financing activities		106,740	195,480		701,357	96,085

Effect of exchange rate changes on cash, cash equivalents and restricted cash		12,605	562		5,819	797

Net increase (decrease) in cash, cash equivalents and restricted cash		2,287	(21,060)		382,627	52,418
Cash, cash equivalents and restricted cash at the beginning of the year		247,023	249,310		228,250	31,272

Cash and cash equivalents at the end of the year		249,310	228,250		610,877	83,690

F- 1
4

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share
data)

	$	$	$	$		$
		For the years ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB		US$
						Note 2(e)
Supplemental disclosures of cash flow information
Interest paid		1,502	2,183		3,400	466
Income taxes paid		79	184		101	14
Non-cash investing and financing activities
Loans receivable settled by accounts payable		—	5,800		—	—
Purchase of property and equipment included in accrued expenses and other liabilities		3,327	1,401		1,198	164
The accompanying notes are an integral part of these consolidated financial statements.

F- 1
5

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
As of December 31, 2024, the Company’s major subsidiaries, VIE and the subsidiaries of the VIE (“VIEs”, refer to VIE and its subsidiaries as a whole, where appropriate) are as follows:

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

F- 1
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

F- 1
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

F- 1
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

1.	Organization and Nature of Operations (Continued)

(b)	Principal subsidiaries and VIEs (Continued)

The following financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	4,113	6,866	941
Accounts receivable, net	1,636	6,106	837
Inventories	834	834	114
Prepayments and other current assets	4,324	3,924	538
Amounts due from the Company and its subsidiaries	6,161	86,496	11,850
Property and equipment, net	6,806	3,436	471
Long-term investment	6,348	15,459	2,118
Right-of-use assets, net	250	—	—
Intangible assets, net	273	371	51

Total assets	30,745	123,492	16,920

LIABILITIES
Accounts payable	3,584	3,070	421
Contract liabilities	1,677	1,848	253
Current portion of long-term bank loans	1,538	2,000	274
Accrued expenses and current liabilities	23,421	31,919	4,373
Amounts due to the Company and its subsidiaries	76,215	82,179	11,258
Long-term bank loans	2,308	7,000	959
Unrecognized tax benefit	588	588	81
Lease liabilities	250	—	—

Total liabilities	109,581	128,604	17,619

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

The following financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial statements (continued):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	10,147	32,808	123,960	16,982
- Third-party revenue	6	9,225	5,553	761
- Inter-company revenue	10,141	23,583	118,407	16,221
Net (loss) income	(38,091)	(5,234)	66,234	9,074
Net cash provided by operating activities	4,627	14,870	11,695	1,602
Net cash used in investing activities	(237)	(17,007)	(14,096)	(1,931)
Net cash (used in) provided by financing activities	(1,000)	(5,154)	5,154	706
Net increase (decrease) in cash and cash equivalents	3,390	(7,291)	2,753	377
Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIEs during the years presented.
The revenue-producing assets that are held by the VIEs comprise mainly of permits, domain names, IP rights, operating licenses, intangible assets and fixed assets. The VIEs contributed an aggregate of 0.01%, 7.86% and 1.22% of the Group’s consolidated revenues for the years ended December 31, 2022, 2023 and 2024, respectively, after elimination of inter-company transactions. The VIEs contributed RMB47,683, RMB26,013 and RMB51,893 (US$7,109) of the Group’s consolidated net loss for the years ended December 31, 2022, 2023 and 2024, respectively, after elimination of inter-company transactions. There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations which can only be used to settle the VIE’s obligations, except for the registered capital and the statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 21). Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

F-
21

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

(c)	Liquidity and Going Concern
The Group has been incurring losses from operations since inception. For the years ended December 31, 2022, 2023 and 2024, the Group incurred net losses of RMB329,331, RMB302,341 and RMB230,032 (US$31,514), respectively. As of December 31, 2023 and 2024, accumulated deficits amounted to RMB1,754,542 and RMB1,984,851 (US$271,923), respectively. Net cash used in operating activities was RMB173,458, RMB88,410 and net cash generated from operating activities was RMB157,959 (US$21,639) for the years ended December 31, 2022, 2023 and 2024, respectively.
As of December 31, 2024, the Group’s balance of cash and cash equivalents, short-term investments, restricted short-term deposits were RMB610,877 (US$83,690), RMB513,683 (US$70,374), RMB30,295 (US$4,150), respectively.
The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows.
Management has concluded that its existing balance of cash and cash equivalents, short-term investments and restricted short-term deposits as of December 31, 2024 provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

F- 2
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
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but not limited to expected total costs of command-and-control
revenue contracts, expected credit losses, the determination of warranty cost, lower of cost and net realizable value of inventory, useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, fair value of the warrants and short-term debt, fair value of share-based awards, fair value of financial instruments and the incremental borrowing rates for operating lease liabilities. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

F- 2
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
The financial statements of the Group’ entities of which the functional currency is not RMB use the periodic average exchange rates and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(e)	Convenience translation
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2993 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or any other rate.

(f)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits and highly liquid investments placed with bank and other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)	Short-term deposits
Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest and investment income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2023, the Group’s short-term deposits had been placed in a reputable financial institution in the PRC.

(h)	Restricted short-term deposits
As of December 31, 2023 and 2024, restricted short-term deposits represent time deposits placed with a reputable bank in the PRC with original maturities between three months and one year, which are pledged for issuance of letter of credit. Interest earned is classified as “interest and investment income” in the consolidated statements of comprehensive loss during the periods presented.

F- 2
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(i)	Derivative instruments
The Group’s derivative instruments are carried at fair value, which primarily consisted of foreign exchange forward contract. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The Group selectively uses financial instruments to mitigate the risk of foreign currency exchange (losses) gains arose from the Group’s cash and cash equivalent denominated in US$ and euro. As the derivative instruments of foreign exchange forward contract does not qualify for hedge accounting treatment, changes in the fair value are reflected in “interest and investment income” of the consolidated statements of comprehensive loss. As of December 31, 2023 and 2024, the notional principal amounts of the outstanding foreign exchange forward contract were approximately RMB34,072 and RMB31,215, respectively. Total changes in fair value of the derivatives recorded in interest and investment income, were an income of RMB1,743 and a loss of RMB8 (US$1) for the years ended December 31, 2023 and 2024.

(j)	Short-term investments
All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
Short-term investments consist primarily of investments in wealth management products, which are redeemable within one year. These investments are all designated as trading and measured at fair value and the change in fair value is recognized in “interest and investment income”.

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
In June 2016, the FASB issued ASU
No. 2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB
2,422
.
The Group’s cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, contract asset, loans receivable, other receivables and other non-current
assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables which include the products the Group provides, the type of business, the scale of transactions on credit terms, the nature of counterparties and the level of credit risk of the customers, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the year ended December 31, 2023 and 2024, the Group recorded RMB13,691 and RMB12,790
(US$1,752) of expected credit loss, net in general and administrative expenses, respectively.

F- 2
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(k)	Current expected credit loss (Continued)

The Group considers historical credit loss rates for each category of loan receivables, other receivables and other non-current
assets and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case
basis for particular aged receivable balances.
The Group’s expected credit loss of cash and cash equivalents, short-term deposits and restricted short-term deposits in banks and other non-current
asset within the scope of ASC Topic 326 were immaterial. The following table summarizes the activity in the allowance for credit losses related to accounts receivable, contract asset, loans receivable and other receivables for the year ended December 31, 2023 and 2024:

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$
Balance as of December 31, 2022	117,035
Adoption of ASC Topic 326	2,422

Balance as of January 1, 2023	119,457

Balance as of January 1	119,457	132,806	18,194
Current period provision	16,455	19,262	2,639
Reversal	(2,764)	(6,472)	(887)
Write-off	—	(35,194)	(4,822)
Acquisition of non-controlling interests	(390)	—	—
Foreign currency translation adjustments	48	20	3

Balance as of December 31	132,806	110,422	15,127

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
As of December 31, 2023 and December 31, 2024, there were no cost and estimated earnings in excess of billings.

F- 2
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(m)	Inventories
Inventories are comprised of raw materials, work in progress and finished goods. The Group’s raw materials consist of accessories and hardware parts used to produce UAVs and hardware for building the command-and-control
centers. Work in progress primarily consist of UAVs and hardware parts in production which will be transferred into production cost when incurred. Finished goods primarily consist of UAVs. Cost is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Inventories are stated at the lower of cost or net realizable value. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, to record the decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventory write-downs of RMB956, RMB460 and RMB921 (US$126)
were recognized in "cost of revenues" for the years ended December 31, 2022, 2023 and 2024.

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
Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss. The gain (losses) on the disposal of property and equipment amounting to RMB103, RMB(138) and RMB(682) (US$(93)) were recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.
Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction-in-progress.
Construction-in-progress
is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

F- 2
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
Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful life
Software	3- 5 years
Patents and trademarks	5 years
The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.
There are no intangible assets with indefinite lives for the years ended December 31, 2022, 2023 and 2024.

(p)	Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the long-lived assets or asset group, when the market prices are not readily available. No impairment loss was charged for long-lived assets in any of the presented periods.

F- 2
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Long-term investments
The Group’s long-term investments consist of equity investments without readily determinable fair value, equity investments accounted for using the equity method and debt security investments.
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
Debt Security Investment
As of December 31, 2023 and 2024, the Group’s long term debt security investment represented minority equity interest with redemption right in an investee. The Group elected to account for the debt investment under the fair value option model including preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument
basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investment accounted for under the fair value option model is carried at fair value with unrealized gains and losses recorded in “interest and investment income” in the consolidated statements of comprehensive loss.

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
As of December 31, 2023 and 2024, financial assets that are measured at fair value on a recurring basis consist of foreign exchange forward contract, short term investments and long-term debt security investment. Foreign exchange forward contract was classified within Level 2 of the fair value hierarchy because the quoted market price of underlying asset is not fully observable. Short term investments with observable inputs that reflected quoted prices for identical assets in active markets were categorized as Level 1, while short term investments without fully observable quoted market price of underlying asset were categorized as Level 2. Long-term debt security investment did not have readily determinable market values and was categorized as Level 3 in the fair value hierarchy. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

F-
30

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
The Group generally does not separately bill its customers for shipping and handling fees and charges. The Group elects to record the costs incurred for shipping and handling in “sales and marketing expenses” in its consolidated statements of comprehensive loss. The shipping and handling costs for the years ended December 31, 2022, 2023 and 2024 were RMB848, RMB1,427 and RMB2,438 (US$334), respectively.
Practical Expedients
The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed as substantially all of the Group contracts have a duration of one year or less.
Air mobility solutions
Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade UAVs and its software. As the UAVs and software are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time. The Company relies on customer’s acknowledgement of receipt and goods delivery notes when the goods are shipped to domestic customers and proof of shipments with oversea customers to determine when performance obligations are satisfied. When goods are shipped to domestic customers, who acknowledged the receipt of goods, or shipped to oversea customers with “FOB Shipping Point”, control of the goods is transferred to the customer if there are no remaining performance obligations. The Company recognizes the revenue once control passes to the customer. The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price. The Group only provides the right of return for defective goods in connection with its warranty policy which is accounted for as an assurance-type warranty (Note 11). For the extended warranty beyond the standard policy, the Group considers it provides a level of protection beyond defects that existed at the time and accounts it as a separate performance obligation.

F-
31

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(s)	Revenue recognition (continued)

Service revenues from air mobility solutions are primarily provision of exhibition income which are satisfied over time.
Others
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
Aerial media solutions
The Group generates revenue by providing aerial media performance services and related products. Aerial media performance services allow multiple smart control-based drones to demonstrate and transform their formation to display diversified messages and images in specific airspace, that is tailor made based on different branding or advertising requirements. The Group uses self-produced drones and customizes the fleet formation performances based on customer’s needs and availability of airspace approval in the area. The performance is usually completed within a day and revenue is recognized when the service is delivered. While the aerial media performance services are delivered to customers over a period of time, the customer simultaneously receives and consumes the benefits of the Group’s performance as and when each service is delivered and revenue is recognized over time.
The Group also sells hardware and software components of the aerial media performance drones. As the hardware and software components are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.

F- 3
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

F- 3
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(v)	Advertising expenditures
Advertising expenditures are expensed as incurred and are included in “sales and marketing expenses”, which amounted to RMB2,945, RMB2,918 and RMB3,645 (US$499) for the years ended December 31, 2022, 2023 and 2024, respectively.

(w)	General and administrative expenses
General and administrative expenses consist primarily of payroll, employee benefits, share-based compensation, legal and other professional services fees, allowance for doubtful accounts/expected credit losses provision, and other general corporate related expenses.

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
985-20
(“ASC
985-20”),
Costs of Software to be Sold, Leased, or Marketed
. Such software development costs consist primarily of salaries and related payroll costs and are capitalized once technological feasibility is established, which is when a completed detail program design or in the absence of a completed detail program design, a working model of the product is available. As a result, capitalized software development costs were immaterial for the years ended December 31, 2022, 2023 and 2024.

(y)	Leases
The Group leases facilities under
non-cancellable
operating leases expiring on different dates. On January 1, 2022, the Group adopted ASU
No.2016-02(Topic
842) “
Leases
” using the modified retrospective transition method, and results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. The Group determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Group has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

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
As a lessee, the weighted average remaining lease terms of the right-of-use
assets was 13 years, as of December 31, 2024, the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined and the weighted-average discount rate of the operating lease was 4.20%.
For the years ended December 31, 2022, 2023 and 2024, operating lease cost were RMB13,986, RMB11,527 and RMB11,227 (US$1,538), and short-term lease cost were RMB305, RMB172 and RMB100 (US$14), respectively. There was no other lease cost other than operating lease cost and short-term lease cost for each of the periods presented. For the years ended December 31, 2022, 2023 and 2024, cash paid for operating leases included in operating cash flows were RMB11,164, RMB6,877 and RMB7,383
 (US$1,011),
respectively. For the years ended December 31, 2022, 2023 and 2024, leased assets obtained in exchange for operating lease liabilities was RMB64,869, RMB9,127 and RMB60,590 (US$8,301), respectively.

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
(ii) Lease liabilities (Continued)

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	Office and production facilities rental
	As of December 31, 2024
	RMB	US$
2025	12,802	1,754
2026	15,287	2,094
2027	14,785	2,026
2028	14,473	1,983
2029	12,541	1,718
2030 and thereafter	116,837	16,007

Minimum lease payments	186,725	25,582
Less: imputed interest	(48,479)	(6,643)

Present value of lease liabilities	138,246	18,939
Less: Current portion	(12,527)	(1,716)

Non-current portion of lease liabilities	125,719	17,223

(z)	Government subsidies
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
For the years ended December 31, 2022, 2023 and 2024, other operating income mainly represents government grants that recognized upon receipt immediately in profit or loss of RMB6,094, RMB6,233 and RMB29,869
 (US$4,092),
respectively, as no further performance or conditions is required.

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
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, maternity insurance and employment injury insurance are provided to employees. Chinese labor regulations require that PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB12,361, RMB13,298 and RMB15,751 (US$2,158) for the years ended December 31, 2022, 2023 and 2024, respectively.

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
For the years ended December 31, 2022, 2023 and 2024, appropriations to general reserve fund and statutory surplus fund amounted to nil, RMB48 and RMB533
(US$73)
respectively.

(ae)	Comprehensive income (loss)
Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220,
Comprehensive Income
, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net loss and foreign currency translation adjustments.

F- 3
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(af)	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2022, 2023 and 2024, respectively.

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
For the years ended December 31, 2022, 2023 and 2024, the
two-class
method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 18). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.
Ordinary equivalent shares consist of unvested restricted shares units, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are excluded from the computation of diluted loss per share for all periods presented as their effects would be anti-dilutive.

(ah)	Short-term debt
In 2022, the Group entered into a share purchase agreement (the “SPA”) with an investor (the “Investor”) to issue predetermined number of Class A ordinary shares (the “Underlying Shares”) of the Company, at a fixed consideration in US$ (the “Private Placement”), upon meeting the specified preconditions, of which the substantial one is the Investor obtaining the Outbound Direct Investment (“ODI”) approval.
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
(ii) Upon the occurrence of dissolution, windup or liquidation of the onshore subsidiary, the Investor could claim its creditor right in accordance with PRC bankruptcy law.
Therefore the instrument is accounted for as a short-term debt under ASC 470,
Debt.
As of December 31, 2023, the short-term debt was repaid.

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
The Group received the Proceeds and issued short-term debt and Warrants in a bundled transaction. The RMB Proceeds shall be allocated to the two elements based on the relative fair values of the debt instrument without the Warrants and of the Warrants themselves at time of issuance. The portion of the RMB Proceeds so allocated to the Warrants shall be accounted for as additional paid-in
capital. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction, the short-term debt. This results in a discount which shall be accounted for as interest expense in the following months.
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
The Group entered into an SPA with similar terms of 2022 SPA with a third-party investor and received a short-term debt of

RMB
90,000
in June 2024 and repaid the debt in November 2024.

F-
40

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(aj)	Segment reporting
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU
No. 2023-07,
Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group has adopted this ASU retrospectively on January 1, 2024.
In accordance with ASC 280 (“ASC 280”),
Segment Reporting
, operating segments are defined as components of an enterprise about which separate financial information is available that is provided regularly to the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s
Chief Executive Officer
as the CODM reviews the consolidated revenues, gross profit and net loss, using only one measure of a segment’s profit or loss when making decisions about allocating resources and assessing the performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group’s long-lived assets are substantially all located in the PRC.
For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of comprehensive loss.
The following table presents revenue by customer incorporation location for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
PRC	33,975	77%	96,580	82%	431,338	59,093	95%
West Asia	4,630	10%	9,188	8%	14,485	1,985	3%
East Asia	798	2%	6,018	5%	3,028	415	1%
North America	—	—	—	—	2,616	358	1%
South America	—	—	4,729	4%	2,513	344	0%
West Africa	—	—	—	—	1,851	254	0%
Europe	2,638	6%	501	1%	321	44	0%
Other	2,276	5%	410	0%	—	—	—

Total net revenues	44,317	100%	117,426	100%	456,152	62,493	100%

F-
41

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ak)	Development and purchase cooperative arrangement
In April 2016, the Group entered into a development and purchase cooperative arrangement with a U.S. biotechnology company (“Biotech Customer”) to design, develop, test-run
and manufacture an organ transport
e-helicopter
system, which includes an operational interface with air traffic control, associated customized passenger-grade UAVs and recharging infrastructure. The Biotech Customer is responsible for obtaining the approvals of the Federal Aviation Administration (“FAA”) and the Food and Drug Administration (“FDA”) relating to the import and operations of the UAV products. Upon the Group’s achievement of agreed-upon milestones in the agreement, Biotech Customer will make investments of US$14,000 and payments totaling US$36,000. The agreement may be terminated at Biotech Customer’s discretion upon written notice. In February 2019, although the first milestone was not yet achieved, the Group and the Biotech Customer entered into an amendment whereby the Biotech Customer made the initial investment of US$7,000 (RMB 48,733 equivalent) to subscribe for 1,189,397 Series C redeemable convertible preferred shares of the Company in full satisfaction of its obligation to invest in the Group following the successful attainment of the first milestone, and all other terms and conditions of the agreement remain unchanged. As of December 31, 2024, none of the milestones have been achieved and the agreement, as amend, remains in effect.
As part of the same arrangement, the Group may sell 1,000 units of customized UAVs with the organ transport
e-helicopter
system conforming to the functional specifications by the Biotech Customer for according to a
15-year
delivery schedule subject to subsequent purchase amendments. Purchase orders are conditional on the Group achieving a number of performance milestones and the Biotech Customer obtaining required approvals from the FAA and FDA for the internal testing of the UAVs. In December 2018, two amendment contracts were signed to specify the sale of five units of passenger-grade UAVs by the Group to the Biotech Customer for the latter’s testing and training purposes in partial satisfaction of the original agreement. Three units of the UAVs were delivered in 2020 and no UAV was delivered for each of the three years in the period ended December 31, 2024.

(al)	Recent accounting pronouncements
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
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
In November 2024, the FASB issued ASU
No. 2024-03,
Disaggregation of Income Statement Expenses (Subtopic
220-40).
The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in our consolidated financial statements, once adopted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

F-
42

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks

(a)	Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted short-term deposit, short-term deposit, short-term investments. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted short-term deposit, short-term deposit, short-term investments were placed with certain reputable financial institutions in the PRC and overseas. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Group selected reputable international financial institutions with high credit ratings to deposit its foreign currencies. The Company regularly monitors the credit ratings of the international financial institutions to avoid any potential defaults. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

(b)	Business supplier risk
The Group relies on external supplies for raw materials and certain components and parts used in the Group’s products. Some of the components for UAVs are currently selected to be purchased from a single source to improve cost-efficiency.
Suppliers accounting for 10% or more of total purchases of materials were:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Supplier
A	*	*	22,576	3,093
B	3,056	4,681	*	*
C	*	3,647	*	*

*	less than 10% of total purchase of materials of the Group.

F- 4
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(c)	Customer risk
The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand its business from existing customers while also attracting new customers. For the year end December 31, 2024, the majority of the Group’s revenue generated from sales of passenger-grade UAVs are from a limited number of customers that mainly operate the UAVs on a limited trial basis in tourism locations in China, rather than in broad, mainstream commercial operations.
External customers with 10% or more of the Group’s revenues are:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Customer
A	*	*	120,796	16,549
B	*	*	100,000	13,700
C	*	*	63,451	8,693
D	9,217	*	*	*
E	5,611	*	*	*
F	4,630	*	*	*
G	*	28,673	*	*
H	*	11,752	*	*

*	less than 10% of total revenues of the Group.
As of December 31, 2023 and 2024, accounts receivable, net of allowances, from the top two customers amounted to RMB18,749 and from the top three customers amounted to RMB49,373 (US$6,764), accounting for 54% and 85% of the Group’s total balance, respectively.

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
The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, accounts receivable and accounts payable are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.	Short-term Investments
Short-term investments as of December 31, 2023 and 2024 consisted of the following:

	As of December 31, 2023
	Cost	Gross unrealized gains	Gross unrealized losses	Foreign currency exchange losses	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB
Wealth management products	56,694	806	—	(6)	57,494

	As of December 31, 2024
	Cost	Gross unrealized gains	Gross unrealized losses	Foreign currency exchange gains	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB
Wealth management products	503,733	4,885	—	5,065	513,683

The Group’s short-term investments are primarily investments in trading instruments issued by oversea reputable financial institutions.
For the years ended December 31, 2022, 2023 and 2024, the Group recognized interest and investment income of RMB2,771, RMB806 and RMB10,177 (US$1,394) from short-term investments, respectively.

5.	Accounts Receivable, Net
Accounts receivable, net, consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	166,612	161,520	22,129
Less: expected credit losses provision	(131,826)	(103,340)	(14,158)

Accounts receivable, net	34,786	58,180	7,971

F- 4
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

5.	Accounts Receivable, Net (Continued)

The movement in the expected credit losses w
ere
:

	For the year ended December 31,
	2023	2024
	RMB	RMB	US$
Beginning balance prior to ASC 326	(115,380)
Adoption of ASC Topic 326	(1,153)

Balance at beginning of the year	(116,533)	(131,826)	(18,061)
Current period provision	(16,170)	(12,725)	(1,743)
Reversal	1,773	6,039	827
Write-off	—	35,180	4,820
Provision converted from unbilled revenue	(1,269)	—	—
Acquisition of non-controlling interests	390	—	—
Foreign currency translation	(17)	(8)	(1)

Balance at the end of the year	(131,826)	(103,340)	(14,158)

The movements in the allowance for doubtful accounts was:

For the year ended December 31,
2022
RMB
Balance at beginning of the year	(69,417)
Current period provision	(46,098)
Reversal	53
Foreign currency translation	82

Balance at the end of the year	(115,380)

6.	Inventories
Inventories consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Raw materials	45,471	45,319	6,209
Work in progress	7,900	9,043	1,239
Finished goods	15,333	30,405	4,165

Inventories, total	68,704	84,767	11,613
Inventories provision	(9,216)	(9,080)	(1,244)

	59,488	75,687	10,369

F- 4
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deductible value-added tax input	9,022	22,706	3,111
Prepayment for acquisition of inventories	2,168	20,048	2,747
Deposits	1,373	16,082	2,203
Prepayment for service	6,702	6,733	922
Prepayment for an equity investment	—	2,000	274
Foreign exchange forward contract	1,743	8	1
Loans receivable – current portion (Note 9)	2,163	—	—
Others	1,520	721	98

	24,691	68,298	9,356

As of December 31, 2023 and 2024, expected credit loss provision related to other receivables were recognized amounting to RMB695 and RMB7,082 (US$970), respectively.

8.	Property and Equipment, Net

	As of December 31,
	2023	2024
	RMB	RMB	US$
Leasehold improvements	35,018	30,236	4,142
Machinery and electronic equipment	32,725	36,268	4,969
Construction in progress	1,524	16,985	2,327
Mold and tooling	4,398	6,190	848
Transportation equipment	3,520	4,224	579
Office equipment	2,237	1,980	271

	79,422	95,883	13,136
Less: accumulated depreciation	(33,339)	(34,199)	(4,685)
Less: accumulated impairment	(1,460)	(1,460)	(200)

	44,623	60,224	8,251

For the years ended December 31, 2022, 2023 and 2024, the Group recorded depreciation expense of RMB8,478, RMB12,442 and RMB12,774 (US$1,750), respectively.

F- 4
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	Long-Term Loans Receivable
In January 2020, the Group entered into a three-year loan agreement with a third-party supplier of key UAV components with a principal amount of RMB52,000 and an interest rate of 3% per annum. The use of the loan proceeds is limited to expanding the supplier’s production capacity. This long-term loan can be repaid by the borrower at any time. The outstanding loan balance was guaranteed by the borrower’s sole shareholder and his spouse and would mature in January 2023. In 2020, RMB40,000 of the loan’s principal was repaid by the borrower. In March 2023, the Group entered into a supplementary agreement with the borrower to extend the term of the outstanding loan of RMB12,000 as follows: (1) RMB2,000 of the outstanding amount is extended to September 30, 2023. (2) RMB2,000 of the outstanding amount is extended to December 31, 2023. (3) RMB8,000 of the outstanding amount is extended to March 9, 2025. In 2023, RMB1,700 was repaid by the borrower in cash and a supplemental agreement was entered into to offset RMB5,800 with the Group’s accounts payable to the borrower. The Group had an outstanding loan balance of RMB4,500 and current expected credit losses of RMB285 as of December 31, 2023. As of December 31, 2024, the outstanding loan balance of RMB4,500
(US$616)

matures within one year was reclassified to current assets in prepayments and other current assets. Up to date of the issuance of the financial statements, the borrower did not repay the loan, the Group made additional provision of
RMB
4,215
(US$577)

against the total balance of RMB4,500(US$616).
In March 2020, the Group provided a
two-year
loan to a third-party entity with a principal amount of euro 243 (equivalent to RMB1,900) and an interest rate of 3.5% per annum. In March 2022, the Group entered into a supplementary agreement with the third-party entity to extend the term of the loan by two years. The use of the loan proceeds is limited to assisting the Group in applying necessary permits from a European country’s aviation authority for the commercial operations of UAVs in this country. As of December 31, 2023, RMB2,163 matures within one year was reclassified to current assets in prepayments and other current assets (Note 7). Up to date of the issuance of the financial statements, the third-party entity did not repay the loan, the Group made full provision of RMB2,086 (US$286).
For the years ended December 31, 2022, 2023 and 2024, the Group recognized interest income of RMB423, RMB74 and nil (US$0) from the long-term loans receivable, respectively.

10.	Long-term Investments

	Equity method investments	Equity investments without readily determinable fair values	Debt security investments	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	6,920	2,919	—	9,839
Additions	8,090	—	2,000	10,090
Shares of results of equity method investees	(1,560)	—	—	(1,560)
Balance as of December 31, 2023	13,450	2,919	2,000	18,369
Additions	14,800	4,600	—	19,400
Shares of results of equity method investees	(4,353)	—	—	(4,353)
Fair value gain	—	—	348	348

Balance as of December 31, 2024	23,897	7,519	2,348	33,764

Equity method investments

(a)
In June 2021, the Group and a third-party investor jointly set up an entity for the purpose of developing the local urban air mobility and smart city operations in Guangzhou, Guangdong Province. The Group subscribed for a commitment of RMB10,500 and holds 35% of the investee’s equity interests. As of December 31, 2024, the Group has contributed aggregated cash consideration of RMB7,000
(US$959). The
 Group
holds board seats to enable it can exercise
significant influence over the
operating and financial policies of the
investee. Therefore, the equity investment is accounted for using the equity method. Pursuant to the payment schedule of capital contribution as set out in the investment agreement, RMB3,500
(US$479)
is recorded as investment payable in accrued expenses and other liabilities (Note 11) as of December 31, 2024.

F- 4
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.	Long-term Investments (Continued)
Equity method investments (Continued)

(b)
In 2024, the Group and several third-party investors entered into investment agreements to jointly set up entities to promote local low-altitude
transportation and tourism products in Anhui Province, Jiangsu Province, Guangdong Province and Zhejiang Province, respectively. For the year ended December 31, 2024, the Group invested total cash consideration of RMB13,050 (US$1,788)
and holds the investee’s equity interests with a range from 19% to 31%.
The Group holds board seats enable it can exercise
significant influence over the
operating and financial policies of the
investees. Therefore, the equity investments are accounted for using the equity method.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized income (losses) of RMB196, RMB(1,560) and RMB(4,353) (US$(596)) from equity method investment, respectively. None of the Group’s equity method investments was significant to the Group’s financial position and results of operations.
Equity investments without readily determinable fair values
In 2017, the Group assisted a third party in acquiring a land use right from the Guangzhou City government. In return for the Group’s assistance services, the Group received a cash consideration of RMB41,117 and 5% equity interests in an entity, whose sole asset is the aforementioned land use right. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2023 and 2024, the carrying value of this investment was RMB2,919 and RMB2,919 (US$400), respectively.
In 2024, the Group and a third-party vendor entered into an investment agreement to jointly invest in an entity principally engaging
in research and development of power cells and batteries for electric vertical take-off
and landing aircraft. The Group holds 4.12% equity interests and has no significant influence on investee’s business operations and financial decisions. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2024, the carrying value of this investment was RMB4,600 (US$630).
Debt security investments
In September 2023, the Group acquired minority equity interests with redemption right in a solid-state lithium metal battery technology company for a total cash consideration of RMB2,000. The ordinary shares are redeemable at the option of the Group if the investee fails to launch the initial public offering by June 30, 2031. The Group elected to account for the investment at fair value option and recognized the fair value change of RMB348 (US$48) for the year ended December 31,
2024
.

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Payroll and welfare payables	47,583	62,548	8,569
Other taxes payables	7,702	38,770	5,311
Payables for service fees	15,829	22,760	3,118
Product warranty liabilities (a)	2,833	9,953	1,364
Government subsidy	5,000	5,000	685
Consideration payable to an equity method investment (Note 10)	1,750	3,500	479
Payables for acquisition of property and equipment	710	1,329	182
Accrued interests	569	719	99
Provision for litigation settlement (b)	5,976	—	—
Others	6,197	5,617	770

	94,149	150,196	20,577

(a)	A reconciliation of the changes in the Group’s product warranty liability is as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Balance at the beginning of the year	4,758	3,780	3,886	533
Accruals during the year	880	2,410	12,232	1,676
Claims during the year	(661)	(594)	(124)	(17)
Reversal during the year	(1,197)	(1,710)	(1,502)	(206)

Balance at the ending of the year	3,780	3,886	14,492	1,986
Less: Non-current portion of warranty	(474)	(1,053)	(4,539)	(622)

Current portion of warranty	3,306	2,833	9,953	1,364

(b)
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
As of December 31, 2023 and 2024, certain bank loans were pledged by some of Group’s intellectual property rights.
Short-term bank loans
In 2023, the Group obtained
guaranteed
bank loans amounting to RMB69,090 from several financial institutions in the PRC. The weighted average effective interest rate of the short-term bank loans was 3.3% per annum. The loans are repayable within one year with interests paid on a monthly or quarterly basis and guaranteed by the Group’s founder and director, Mr. Huazhi Hu.

In 2024, the Group obtained guaranteed bank loans amounting to RMB34,472 (US$4,722) from several financial institutions in the PRC. The weighted average effective interest rate of the short-term bank loans was 3.6% per annum. The loans are repayable within one year with interests paid on a monthly or quarterly basis and guaranteed by the Group’s founder and director, Mr. Huazhi Hu.
For the year ended December 31, 2024, the Group has repaid above borrowings of RMB69,090 (US$9,465).
On 30 April 2024, the Group obtained a loan guaranteed by letter of credit amounting to RMB29,778 (US$4,080). The weighted average effective interest rate on short-term bank loan is 2.2% per annum. The loan is repaid within one year with interest recognized monthly.
Long-term bank loans
In 2023, the Group entered into long-term agreements with a bank in the PRC of total principals of RMB10,000, subject to an effective interest rate of 3.8% per annum, and with a maturity date on 20 September 2025.
In 2024, the Group entered into long-term agreements with two banks in the PRC of total principals of RMB25,000 (US$3,425), subject to effective interest rates of 3.0% per annum and 2.9% per annum, with maturity dates on 24 March 2027 and on 14 December 2027;
As of December 31, 2023 and 2024, the principal amount of RMB 3,538 and RMB10,500 (US$1,438), respectively, was due within 12 months after the balance sheet date and presented as current liabilities in the consolidated balance sheet.
The combined aggregate amounts of maturities and sinking fund requirements for each of the five years are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Less than 1 year	3,538	10,500	1,438
Between 1 and 2 years	8,538	3,500	479
Between 2 and 3 years	770	17,000	2,329

	12,846	31,000	4,246

The carrying value of the long-term bank loans approximates its fair value as of December 31, 2023 and 2024. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market.
Certain Group’s banking facilities are subject to the fulfilment of certain financial covenants, including gearing ratio. The Group regularly monitors its compliance with these covenants. As of December 31, 2023 and 2024, none of the covenants was breached.

F-
51

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

13.	Mandatorily Redeemable Non-controlling Interests
On June 15, 2020, the Group established a subsidiary named EHang Yunfu (Note 1). On June 30, 2020, the Group entered into an agreement with a new investor who subscribed 30% of the equity interests of EHang Yunfu for cash consideration of RMB40,000. At the sole discretion of the investor, the Group is obligated to repurchase the 30%
non-controlling
interest or with the consent of the investor, guarantee a third-party to repurchase the 30%
non-controlling
interests at the investor’s investment cost at the end of the five-year investment term. The non-controlling
interests do not participate in any dividend distributions of EHang Yunfu but earn an after-tax
interest of 1.5% per year, payable on a quarterly basis. Interest payable amounted to nil and RMB150 (USD$21) as of December 31, 2023 and 2024, respectively. As EHang Yunfu’s non-controlling
interests are mandatorily redeemable at the sole discretion of the investor, it is classified as liability and subsequently measured at the amount that would be paid if settlement occurred at the reporting date.
The carrying value of Mandatorily redeemable
non-controlling
interests approximates its fair value as of December 31, 2023 and 2024.

14.	Revenues
The following table presents the disaggregation of revenue from contracts with the customers:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues - Products
Air mobility solutions	38,061	99,470	439,533	60,216
Others	2,714	1,490	1,108	152

Subtotal-Products	40,775	100,960	440,641	60,368

Revenues - Services
Air mobility solutions	2,326	5,259	3,787	519
Others	1,216	11,207	11,724	1,606

Subtotal-Services	3,542	16,466	15,511	2,125

Total Revenues	44,317	117,426	456,152	62,493

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

F- 5
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

14.	Revenues (Continued)

Contract balances
Contract balances include accounts receivable and unbilled revenue. Accounts receivable represents the billed and unbilled amounts related to the Company’s rights to consideration as performance obligations are satisfied and the rights to payment become unconditional but for the passage of time. In 2022, the decrease in accounts receivable was mainly due to cash receipt from customers and impairment of balances amounted to RMB46,045 recorded in the general and administrative expenses in the Group’s consolidated statements of comprehensive loss. In 2023 and 2024 the increase in accounts receivable was mainly due to the increase in sales during the year. The unbilled revenue was derived from sales of certain passenger-grade UAVs but unbilled. The receipt of the consideration is subject to conditions other than the passage of time, which is included in prepayments and other current assets.
Contract liabilities represent payments received from customers for which the corresponding products or services have not yet been transferred to customers. In 2023, the increase in contract liabilities was primarily contributed by advance from customers of sales of passenger-grade UAVs. Revenue of RMB16,118 (US$2,208) was recognized during the year ended December 31, 2024 from the balance included in the contract liabilities on January 1, 2024.

15.	Share-based Compensation
In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan that was approved by the Board of Directors on December 23, 2016 (the 2015 Plan).
As of the date of December 31, 2024, under
the 2015 Plan, the
maximum

aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 8,867,053 ordinary shares.
In September 2019, the Company’s Board of Directors approved the 2019 Share Incentive Plan (the 2019 Plan), which become effective upon the completion of the Company’s IPO on December 12, 2019.
As of the date of December 31, 2024, under
the 2019 Plan, the
 maximum

aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 13,941,558 ordinary shares
.

In
December
2023, the Company’s Board of Directors approved the 2023 Share Incentive Plan (the 2023 Plan), which become effective on
December

22
, 2023.
As of the date of December 31, 2024, under
the 2023 Plan, the
maximum

aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 11,905,990 ordinary shares.
Pursuant to 2015 Plan, 2029 Plan and 2023 Plan (collectively, the “Plans”), the members of the Board, consultant or employees are entitled to be granted share-based awards.
The Company granted a total of 876,380 and 6,114,000 RSUs
and 394,820 share options
to the Group’s employees under the 2019 Plan for the years ended December 31, 2022
,
2023 and
2024 a
nd
a total of 2,305,100 RSUs and 5,124,500 share options to the Group’s employees under the 2023 Plan for the year ended December 31, 2024. All of the RSUs and shares options are subject to service conditions and vest over the periods ranging from half-year
to four-year, starting from the vesting inception date.

F- 5
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Share-based Compensation (Continued)

RSUs
The following table summarizes the Company’s RSUs activity under the Plans:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$ per share)	(Years)
Unvested, December 31, 2021	4,119,500	9.4561	2.67
Granted	876,380	1.8800
Vested	(2,034,880)	7.2254
Forfeited	(283,000)	7.5431
Unvested, December 31, 2022	2,678,000	8.8740	1.90
Granted	6,114,000	8.9809
Vested	(2,255,250)	7.8054
Forfeited	(9,000)	3.8500
Unvested, December 31, 2023	6,527,750	9.3503	3.12
Granted	2,305,100	7.1700
Vested	(2,460,000)	9.4054
Forfeited	(4,000)	2.3500

Unvested, December 31, 2024	6,368,850	8.5449	2.09

Expected to vest as of December 31, 2024	6,368,850

The total share-based compensation expenses relating to RSUs for the years ended December 31, 2022, 2023 and 2024 were RMB96,898, RMB151,485 and RMB180,748 (US$24,762
)
, respectively.
Total share-based compensation expense relating to RSUs capitalized to inventory was not material for any of the periods presented.
As of December 31, 2024, there was RMB342,099 (US$46,867) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 2.09 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

F- 5
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Share-based Compensation (Continued)

Share options
The following table summarizes the Company’s share options activity under the 2015 Plan:

	Number of share options	Weighted average grant date fair value	Weighted average exercise price
		(US$ per share)	(US$ per share)
Outstanding as of January 1 and December 31, 2024	53,737	2.2624	5.8853

Vested and expected to vest as of December 31, 2024	53,737	2.2624	5.8853

Exercisable as of December 31, 2024	53,737	2.2624	5.8853

The following table summarizes the Company’s share options activity under the 2023 Plan:

	Number of options	Weighted average grant date fair value	Weighted average exercise price
		(US$ per share)	(US$ per share)
Unvested, December 31, 2023	—	—	—
Granted	5,519,320	5.1312	0.0001
Vested	(2,413,570)	5.1487	0.0001
Forfeited	(34,500)	4.7675	0.0001

Unvested, December 31, 2024	3,071,250	5.0436	0.0001

Expected to vest as of December 31, 2024	3,071,250

The Group calculated the estimated fair value of the share options under the 2023 Plan on the grant date using the Black-Scholes valuation model. Assumptions used to determine the fair value of the share options granted under the 2023 Plan is summarized in the following table:

	For the year ended December 31, 2024
			Batch 1	Batch 2
Term in years			9.9	9.3
Volatility			78.00%	74.30%
Discount rate			4.20%	3.70%
Fair value per ordinary share	US$	per share	4.77	7.17
The total share-based compensation expenses relating to share options for the years ended December 31, 2022, 2023 and 2024 were nil, nil and RMB92,376 (US$12,655), respectively. Total share-based compensation expense relating to share options capitalized to inventory was not material for any of the periods presented.
As of December 31, 2024, there was RMB111,407 (US$15,263) of unrecognized share-based compensation expenses related to share options which is expected to be recognized over a weighted average vesting period of 3.07 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
Total share-based compensation expenses relating to RSUs and share options granted to employees recognized for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Sales and marketing expenses	22,125	18,958	65,597	8,987
General and administrative expenses	38,452	79,327	134,984	18,493
Research and development expenses	36,321	53,200	72,543	9,938

	96,898	151,485	273,124	37,418

In July 2024, the Company’s Board of Directors approved the share-based compensation modification by accelerating and adjusting the vesting of 562,500 share options which shall be vested in next three years according to original vesting schedule, resulting in share-based compensation expense of RMB19,028
(US$2,607)

for the year ended December 31, 2024.

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

16.	Income Taxes (Continued)

Income tax expense comprises of:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Income tax expenses applicable to PRC operations
Current income tax expenses	62	181	281	38

Subtotal income tax expenses applicable to PRC operations	62	181	281	38

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	17	25	105	15

Subtotal income tax expenses applicable to Non-PRC operations	17	25	105	15

Total income tax expenses	79	206	386	53

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the periods presented are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Loss before income tax expense	(329,252)	(302,135)	(229,646)	(31,461)
PRC statutory tax rate (1)	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(82,313)	(75,534)	(57,412)	(7,865)
Effect of different tax rates in different jurisdictions	8,661	(429)	(633)	(87)
Non-deductible expenses (2)	33,134	41,178	71,028	9,731
Additional deduction for qualified R&D expenses	(20,731)	(24,762)	(27,628)	(3,785)
Effect on adoption of preferential tax rate	3	(100)	(1,121)	(154)
Others	79	181	299	41
Change in valuation allowance	61,246	59,672	15,853	2,172

Income tax expenses	79	206	386	53

Effect of preferential tax rate inside the PRC on basic and dilutive loss per share	—	—	—	—

(1)	The PRC statutory tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.
(2)	For the years ended December 31, 2022, 2023 and 2024, non-deductible expenses mainly represent the share-based compensation expenses.

F- 58

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Income Taxes (Continued)

The significant components of the Group’s deferred tax assets(liabilities) were as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Non-current deferred tax assets
Tax losses	203,259	256,410	272,940	37,393
Allowance for doubtful accounts/expected credit losses	29,288	32,963	25,088	3,437
Lease liabilities	18,858	20,226	34,561	4,735
Welfare payables	7,362	8,990	10,949	1,500
Inventory provision	2,472	2,304	2,270	311
Accrued expenses and other liabilities	1,573	1,621	4,378	600
Intangible assets	23	2	108	15
Unrealized loss on long-term investment	20	410	1,498	205
Unrealized profit arising from elimination of inter-company transactions	206	69	532	72

Total deferred tax assets	263,061	322,995	352,324	48,268
Less: valuation allowance	(244,691)	(304,363)	(320,216)	(43,869)

Deferred tax assets, net of valuation allowance	18,370	18,632	32,108	4,399
Non-current deferred tax liabilities
Right-of-use assets	(18,370)	(18,632)	(32,108)	(4,399)
Unrealized gain on long-term investment	(292)	(292)	(292)	(40)

Total deferred tax liabilities	(18,662)	(18,924)	(32,400)	(4,439)

Deferred tax liabilities	(292)	(292)	(292)	(40)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Valuation allowance
Balance at beginning of the year	183,445	244,691	304,363	41,698
Additions	61,246	59,672	15,853	2,172

Balance at end of the year	244,691	304,363	320,216	43,869

F-
5
9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Income Taxes (Continued)

As of December 31, 2022, 2023 and 2024, the Group had deductible tax losses of RMB786,444, RMB977,448 and RMB1,034,318 (US$141,701) are derived from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC began to expire from December 31, 2024 to 2033, if not utilized.
As of December 31, 2022, 2023 and 2024, the Group had deductible tax losses of RMB29,411, RMB31,890 and RMB32,893 (US$4,506) derived from entities in Hong Kong that will not expire if not utilized.
Unrecognized Tax Benefit
As of December 31, 2023 and 2024, the Group had unrecognized tax benefit of RMB5,480 and RMB5,480 (US$751), respectively. The unrecognized tax benefit was mainly related to the withholding tax accrued for the facilitating service in the acquisition of land use right from Guangzhou government by EHang HK on behalf of a third-party buyer in 2017 and under-reported statutory profits before tax. The Group does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2023 and 2024, unrecognized tax benefits of RMB5,480 and RMB5,480 (US$751), respectively, if ultimately recognized, will impact the effective tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Balance at the beginning of the year	(5,480)	(5,480)	(5,480)	(751)
Reductions for tax positions of prior years	—	—	—	—

Balance at the end of the year	(5,480)	(5,480)	(5,480)	(751)

The Group did not record any significant interest and penalties related to an uncertain tax position for the years ended December 31, 2022, 2023 and 2024. No accumulated interest expenses and penalties were recorded in unrecognized tax benefit as of December 31, 2022, 2023 and 2024, respectively.
The material jurisdictions in which the Group is subject to potential examination is China. In general, the PRC tax authorities have up to five years to review a company’s tax filings. As of December 31, 2024, the tax years ended December 31, 2018 through year ended as of the reporting dates for WFOE, the VIEs remain open to examination by the PRC tax authorities.

F-
60

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Related Party Transactions
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Huazhi Hu	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Guangzhou Yitong Zhihang Technology Co., Ltd.(“Yitong Zhihang”)	A company over which the Group has significant influence
Xinjiang Xiyu Qingniao General Aviation Co., Ltd.(“Xiyu Qingniao”)	A company over which the Group has significant influence
Hefei Heyi Aviation Co., LTD (“Hefei Heyi”)	A company over which the Group has significant influence
Wanyi Tianxia (Zhuhai) Aviation Co., LTD (“Wanyi Tianxia”)	A company over which the Group has significant influence
Wuxi Liangyun low-altitude commercial operation management Co., LTD (“Wuxi Liangyun”)	A company over which the Group has significant influence
Guangxi Fengshan Fengyi Aviation Service Co., LTD (“Fengshan Fengyi”)	A company over which the Group has significant influence

(1)	Transaction with related parties:
For the year ended December 31, 2024, the revenue of products from Hefei Heyi, Wanyi Tianxia and Fengshan Fengyi amounted to RMB133(US$18), and the revenue of services from Yitong Zhihang, Hefei Heyi, Wanyi Tianxia and Wuxi Liangyun amounted to RMB1,225 (US$168).
For the year ended December 31, 2023, the revenue of products from Yitong Zhihang and Xiyu Qingniao amounted to RMB3,009 and RMB8,850, respectively.

(2)	Amount due to or from related parties:
As of December 31, 2024, RMB2,000 (US$274) of contract liabilities derived from the sales of UAVs and amount due from related parties amounting to RMB505 (US$69) represented the receivables for the sales of service and accessories.
As of December 31, 2023, RMB2,000 of contract liabilities derived from the sales of UAVs and amount due from related parties amounting to RMB1,700 represented the receivables for the sales of UAVs.

(3)	Guarantee received for borrowings:
As of December 31, 2023 and 2024, respectively, RMB40,000 and RMB34,472 (US$4,723) short-term bank loans, and RMB12,846 and RMB16,000 (US$2,192) long-term bank loans were guaranteed by the Group’s founder and director, Mr. Huazhi Hu.

F-
61

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Shareholders’ Equity
Ordinary Shares
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
In April 2023, the Company completed its issuance of 3,466,204 Class A ordinary shares to Qingdao investor in private placement for a total consideration of RMB66,486, net of issuance costs amounting to RMB2,374. In July 2023, the Company completed its issuance of 4,183,510 Class A ordinary shares to private placement led by South Korean strategic investor for a consideration of RMB163,563, net of issuance costs amounting to RMB1,000. Under the 2019 Plans approved by the Board, the Company issued 221,224 Class A ordinary shares at market price for cash consideration of RMB12,355 in 2023, resulting in the increase of additional paid-in
capital.
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
On January 8, 2024 and May 8, 2024, the company issued and transferred 778,890 ordinary shares to The Bank of New York Mellon, its depositary bank to be issued to employees upon the vesting of restricted share units under the 2019 Plans and 2023 Plans. For the year ended December 31, 2024, 4,398,390 Class A ordinary shares were issued pursuant to the vesting of restricted share units, among which 778,890 Class A ordinary shares were settled with shares held by the depositary bank.
In April 2024, the Company entered into an At Market Issuance Sales Agreement with China Renaissance Securities (Hong Kong) Limited relating to the sale of ADSs for an aggregate offering price of up to US$100 million from time to time through or to the sales agent, as agent or principal. In 2024, the company issued and transferred 10,800,000 ordinary shares to The Bank of New York Mellon for at-the-market offering. For the year ended December 31, 2024, the Company had raised gross proceeds of US$76,243 (equivalent to RMB541,997) including issuance costs of US$2,324 (equivalent to RMB16,518) through sales of 9,231,510 ordinary shares in the at-the-market offering.
In November 2024, the Company completed its issuance of 1,351,488 Class A ordinary shares to a strategic investor from the Middle East in private placement for a total gross consideration of US$10,000 (equivalent to RMB71,786). In November 2024, the Company completed its issuance of 1,866,666 Class A ordinary shares to a Zhuhai investor in private placement for a total gross consideration of US$12,600 (equivalent to RMB90,603). The aggregate amount of issuance costs for aforementioned private placements was RMB271 (US$37). Under the 2019 Plans approved by the Board, the Company issued 110,180 Class A ordinary shares at market price for cash consideration of RMB5,999 (US$

) in 2024, resulting in the increase of additional
paid-in
capital.

F- 6
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Shareholders’ Equity (Continued)
Ordinary Shares (Continued)
In November 2024, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program”) under which the Company may repurchase up to US$30 million worth of its Class A ordinary shares, including those in the form of ADSs over the following 12 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. For the year ended December 31, 2024, the Company repurchased 100,000 ADSs for RMB10,085(US$1,382) on the open market, at a weighted average price of US$13.99 per ADS. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury shares as a component of the shareholders’ equity.
As of December 31, 2024, 1,704,790 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.
For the year ended December 31, 2024, no Class B ordinary shares were converted to Class A ordinary shares.
As of December 31, 2024, there were 104,828,035 Class A and 39,026,560 Class B ordinary shares outstanding.
Additional
Paid-in
Capital
As detailed above, issuance of Class A ordinary shares to the Qingdao investor and South Korean investors arising from private placements resulted in the increase of additional paid-in
capital amounting to RMB66,484 and RMB163,560, respectively.
The issuance
of Class A ordinary shares at market price for cash resulted in the increase of additional paid-in
capital amounting to RMB12,355, as of December 31, 2023.
The issuance of Class A ordinary shares to the strategic investor from the Middle East and Zhuhai investors arising from private placements resulted in the increase of additional paid-in
capital amounting to RMB71,786 (US$9,835) and RMB90,330 (US$12,375), respectively.
The issuance of Class A ordinary shares at market price for cash and the issuance of Class A ordinary shares in the at-the-market offering resulted in the increase of additional paid-in
capital amounting to
RMB5,999
(US$822) and
RMB525,471
(US$71,989), as of December 31, 2024.
In January 2022, the Company withheld the individual income tax of RMB11,230 for employees’ vested share-based awards and made the cash payment to tax authorities. Concurrently, the Company withheld and received equivalent ADSs shares with fair value of RMB11,230 on that day from the employees for clearance of the individual income tax. The amount was debited to additional paid-in
capital. In 2023 and 2024, the Company has sold ADSs shares for cash consideration of RMB7,795 and RMB4,532 (US$621), respectively.
Accumulated Other Comprehensive (Loss) Income

Foreign currency translation adjustment
RMB
Balance as of December 31, 2021	(5,886)
Other comprehensive income	20,896

Balance as of December 31, 2022	15,010
Other comprehensive income	69

Balance as of December 31, 2023	15,079
Other comprehensive income	10,460

Balance as of December 31, 2024	25,539

Balance as of December 31, 2024 (US$)	3,499

F- 6
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

20.	Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2022		2023		2024		2024
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to EHang Holdings Limited	(214,390)	(113,831)	(204,787)	(96,913)	(163,038)	(22,336)	(66,738)	(9,143)

Net loss attributable to EHang Holdings Limited’s ordinary shareholders	(214,390)	(113,831)	(204,787)	(96,913)	(163,038)	(22,336)	(66,738)	(9,143)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted (in thousands of shares)	74,917	39,778	82,467	39,027	95,340	95,340	39,027	39,027

Loss per share – basic and diluted	(2.86)	(2.86)	(2.48)	(2.48)	(1.71)	(0.23)	(1.71)	(0.23)

The Company had potential dilutive securities such as unvested RSUs and options granted. As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
RSUs and
non-vested
share options excluded from the calculation of diluted net loss per share of the Company were 3,782,562, 2,606,391 and 9,771,921 as of December 31, 2022, 2023 and 2024, respectively.

F- 6
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
In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax
profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2022, 2023 and 2024, WFOE did not have after-tax
profit and therefore no statutory reserves have been allocated.
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024, restricted net assets of the Company’s PRC subsidiaries and the VIEs was RMB136,029 (US$18,636).
For the year ended December 31, 2024, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company are not required to be presented.

F- 6
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

22.	Fair Value Measurements
Assets measured or disclosed at fair value on a recurring basis as of December 31, 2023 and 2024 are summarized below:

	Fair Value Measurements as of December 31, 2023 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB
Fair value measurement
Derivative assets – foreign exchange forward contracts	—	1,743	—	1,743
Short-term investments	57,494	—	—	57,494
Debt security investment	—	—	2,000	2,000

Total asset measured at fair value	57,494	1,743	2,000	61,237

	Fair Value Measurements as of December 31, 2024 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB
Fair value measurement
Derivative assets – foreign exchange forward contracts	—	8	—	8
Short-term investments	119,928	393,755	—	513,683
Debt security investment	—	—	2,348	2,348

Total asset measured at fair value	119,928	393,763	2,348	516,039

The Group values its derivative instruments using the redemption forward rate by the issuing financial institutions that are not market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.
The fair value of short-term investments with observable inputs are determined based on unadjusted quoted prices in active market, while the fair value of short-term investments without fully observable quoted price are measured using the market approach, based on quoted prices for identical or similar instrument and other significant inputs derived from or corroborated by observable market data. The Group classifies the valuation techniques that use the unadjusted quoted prices as Level 1 of fair value measurements, and classifies the valuation techniques that use market approach as Level 2.
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
There were no other assets or liabilities measured at a recurring or non-recurring
basis as of December 31, 2023 and 2024. The Group measures certain financial and non-financial
assets, including long-term investments and long-lived assets, at fair value on a nonrecurring basis when impairment charges are recognized.

6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.	Commitments and Contingencies

(a)	Capital Commitments
Property, plant and equipment commitments
The Group’s capital commitments primarily relate to commitments in connection with the improvement of its office building. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB10,184 (US$1,395) as of December 31, 2024. Almost all of the commitments relating to the improvement of the office building are to be fulfilled within one year.
Investment commitments
The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements. The total investment commitments contracted but not yet reflected in the consolidated financial statement amounted to RMB3,150 (US$432) as of December 31, 2024.

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
(i) Shareholder securities litigation
On December 4, 2023, a securities class action complaint (captioned Pujo v. EHang Holdings Limited, No. 2:23-cv-10165 (C.D. Cal.)) was filed by purported holders of the Company’s ADSs in federal court. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally alleges that the Company and certain of its officers and directors made false and misleading statements regarding the Company’s business, operations, and prospects, among other allegations. The complaint is based in large part on a November 7, 2023, report issued by short seller Hindenburg Research. The complaint names as defendants certain of the Company’s officers and directors. The complaint seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including reasonable attorneys’ fees. On February 2, 2024, purported stockholders of the Company moved for appointment as lead plaintiff. On August 12, 2024, the Court appointed a lead plaintiff and lead counsel. The lead plaintiff filed an amended complaint on October 14, 2024. The Company moved to dismiss the amended complaint on December 7, 2024, and the lead plaintiff filed an opposition to the motion on January 31, 2025. The Company filed a reply in support of its motion to dismiss on March 14, 2025. On March 26, 2025, the Court granted in part and denied in part our motion to dismiss. The Company intend to vigorously defend against these claims. However, given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

2 4 .	Subsequent Events
No subsequent event which had a material impact on the Group was identified through the date of issuance of the consolidated financial statements.

F- 6
7