Form 20-F
period 2025-12-31
EHang Holdings Ltd
filed 2026-05-15
CIK 1759783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

EHang Future City (Group Headquarters)
No. 118 Dongjiang Avenue, Huangpu District
Guangzhou, 510730
People’s Republic of China
(Address of principal executive offices)
Conor Chia-hung Yang
Chief Financial Officer
Telephone: +86 20 2902 8899
EHang Holdings Limited
EHang Future City (Group Headquarters)
No. 118 Dongjiang Avenue, Huangpu District
Guangzhou, 510730
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
As of December 31, 2025, there were 150,242,174 ordinary shares outstanding, comprised of (i) 111,215,614 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and treasury shares), par value of US$0.0001 per share, and (ii) 39,026,560 Class B ordinary shares outstanding, par value of US$0.0001 per share.
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
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
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

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires:

•	“AAM” means advanced air mobility;

•	“ADSs” means American depositary shares, each of which represents two of our Class A ordinary shares;

•	“CAAC” means the Civil Aviation Administration of China;

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

•	“WFOE” means EHang Intelligent Equipment Co., Ltd., a company incorporated in the PRC and an indirect, wholly-owned subsidiary of EHang Holdings.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The translations of Renminbi amounts into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi amounts into U.S. dollars and from U.S. dollars to Renminbi amounts in this annual report were made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect as of December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in and expected growth of the UAV, UAM, AAM and/or low-altitude economy industry in the PRC and globally;

•	our expectation regarding the regulatory approvals and certifications for our products and services;

•	our expectations regarding the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with distributors, customers, component suppliers, strategic partners and other stakeholders;

•	our expectations regarding fulfilment of conditional orders and pre-orders for our products;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

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

Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders

EHang Holdings is not a PRC operating company but a Cayman Islands holding company conducting operations in China primarily through its subsidiaries incorporated in the PRC, including EHang Intelligent Equipment Co., Ltd., or the WFOE. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies in the aviation industry. Pursuant to the latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2024), which became effective on November 1, 2024, our principal business does not fall into the “negative list” in respect of “restricted” or “prohibited” categories for foreign investment. However, foreign investment in commercial and general aviation is restricted under PRC laws and regulations. Accordingly, Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, and its subsidiaries conduct business operations in the PRC, which may not be conducted by EHang Holdings and/or its subsidiaries under PRC laws and regulations, and the WFOE, the VIE and the VIE’s shareholders have entered into a series of contractual arrangements. These agreements enable us to:

•	have the power to direct significant activities of the VIE;

•	receive economic benefits from the VIE that potentially could be significant to the VIE; and

•	have an exclusive option to purchase all or part of the equity interests and assets in the VIE, when and to the extent permitted by PRC laws.

These contractual arrangements among the WFOE, the VIE and the VIE’s shareholders include shareholders voting proxy agreements, exclusive technical consulting and services agreements, exclusive option agreements, special agreement on the capital increase arrangement of the VIE, and share pledge agreements. Under the contractual arrangements, EHang Holdings has a “controlling financing interest” as defined in FASB ASC 810 such that EHang Holdings is considered the primary beneficiary of the VIE and the VIE’s subsidiaries for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” Investors in the ADSs are not purchasing equity interest in the VIE or the VIE’s subsidiaries but instead are purchasing equity interest in EHang Holdings, a Cayman Islands holding company. Revenues contributed by the VIE and the VIE’s subsidiaries accounted for 7.9%, 1.2% and 1.6% of our consolidated revenues for the years ended December 31, 2023, 2024 and 2025, respectively, after elimination of inter-company transactions.

However, the contractual arrangements may not be as effective as direct ownership in providing us with power to direct the activities of the VIE and we may incur substantial costs to enforce the terms of the agreements. If the VIE or the VIE’s shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us power to direct the activities of the VIE. Furthermore, if we are unable to direct the activities of the VIE and the VIE’s subsidiaries, we would not be able to continue to consolidate the financial results of these entities in our financial statements. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE and the VIE’s shareholders for certain business operations in the PRC, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the contractual arrangements with the VIE and the VIE’s shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never have a direct ownership interest in the businesses that are conducted by the VIE. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to penalties or be forced to relinquish our interests in those operations. Our holding company, the WFOE, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

We and the VIE face various legal and operational risks and uncertainties related to doing business in China. Some of our business operations are conducted in China through the VIE, and we and the VIE are subject to PRC laws and regulations that continue to evolve. For example, we and the VIE face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers may affect our operations. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our and the VIE’s business operation could result in a material adverse change in our operations and the value of the ADSs.”

Risks and uncertainties arising from the evolving legal and regulatory environment in China, including risks and uncertainties regarding the enforcement of laws and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Permissions Required from the PRC Authorities for Our Operations

The VIE and the VIE’s subsidiaries currently conduct operations in the PRC, and we consolidate the financial results of such operations under U.S. GAAP as a result of the contractual arrangements. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and the VIE’s subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China, including, among others, Civil Unmanned Aerial Vehicle Operational Certificates required for using UAVs in aerial spraying, aerial photography, remote pilot training, flight show, aerial media solutions and other purposes. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexities, uncertainties and changes in PRC regulations on technology companies.”

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

For the years ended December 31, 2023, 2024 and 2025, EHang Holdings made capital contributions of RMB150.3 million, RMB79.3 million and RMB24.3 million (US$3.5 million), respectively, to its subsidiaries. No other transfers, dividends or distributions of cash or assets were made between EHang Holdings and EHang Holdings’ subsidiaries, on the one hand, and the VIE and the VIE’s subsidiaries, on the other hand, except for the foregoing capital contributions.

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

Financial Information Relating to the VIE

The following tables present the condensed consolidating schedule showing the results of operations, financial position and cash flows for our holding company, EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, the VIE and the VIE’s subsidiaries, eliminating adjustments and consolidated totals as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31,
	2023						2024						2025
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	5,346	109,581	32,808	(30,309)	117,426	—	885	450,037	123,960	(118,730)	456,152	—	5,099	484,611	160,250	(231,979)	417,981
- Third-party revenues	—	5,346	102,855	9,225	—	117,426	—	885	449,714	5,553	—	456,152	—	4,534	406,776	6,671	—	417,981
- Inter-company revenues(1)	—	—	6,726	23,583	(30,309)	—	—	—	323	118,407	(118,730)	—	—	565	77,835	153,579	(231,979)	—
Cost of revenues	—	(3,450)	(62,372)	(5,467)	29,174	(42,115)	—	—	(284,671)	(3,850)	112,315	(176,206)	—	(1,835)	(350,322)	(23,174)	214,504	(160,827)
- Third-party cost of revenues	—	394	(39,846)	(2,663)	—	(42,115)	—	—	(172,636)	(3,570)	—	(176,206)	—	(1,270)	(274,031)	114,474	—	(160,827)
- Inter-company cost of revenues(1)	—	(3,844)	(22,526)	(2,804)	29,174	—	—	—	(112,035)	(280)	112,315	—	—	(565)	(76,291)	(137,648)	214,504	—
Gross profit	—	1,896	47,209	27,341	(1,135)	75,311	—	885	165,366	120,110	(6,415)	279,946	—	3,264	134,289	137,076	(17,475)	257,154
Sales and marketing expenses	—	(7,627)	(43,184)	(10,004)	426	(60,389)	—	(7,275)	(99,896)	(24,997)	1,141	(131,027)	(1,181)	(8,161)	(77,795)	(35,054)	171	(122,020)
General and administrative expenses	(5,246)	206	(136,544)	(8,508)	—	(150,092)	(16,040)	(5,819)	(198,543)	(12,996)	—	(233,398)	(13,569)	(425)	(246,769)	(8,865)	(20)	(269,648)
Research and development expenses	—	—	(150,457)	(16,861)	3	(167,315)	—	—	(182,880)	(20,578)	3,993	(199,465)	—	—	(165,570)	(30,144)	1,133	(194,581)
Total operating expenses	(5,246)	(7,421)	(330,185)	(35,373)	429	(377,796)	(16,040)	(13,094)	(481,319)	(58,571)	5,134	(563,890)	(14,750)	(8,586)	(490,134)	(74,063)	1,284	(586,249)
Other operating income	—	839	2,648	2,746	—	6,233	—	1,259	19,594	9,016	—	29,869	—	1,983	3,772	6,628	—	12,383
Operating (loss) income	(5,246)	(4,686)	(280,328)	(5,286)	(706)	(296,252)	(16,040)	(10,950)	(296,359)	70,555	(1,281)	(254,075)	(14,750)	(3,339)	(352,073)	69,641	(16,191)	(316,712)
Share of losses from subsidiaries(2)	(290,785)	(292,422)	—	—	583,207	—	(298,463)	(290,987)	—	—	589,450	—	(343,051)	(346,625)	—	—	689,676	—
(Loss) income from the VIEs	(5,829)	(5,829)	(5,829)	—	17,487	—	65,749	65,749	65,749	—	(197,247)	—	61,053	61,053	61,053	—	(183,159)	—
Interest and investment income	160	4,220	4,077	27	—	8,484	18,978	1,255	9,707	659	—	30,599	35,025	3,442	20,035	86	—	58,588
Interest expenses	—	—	(2,728)	(202)	—	(2,930)	—	—	(3,125)	(250)	—	(3,375)	—	—	(5,510)	(466)	—	(5,976)
Amortization of debt discounts	—	—	(12,023)	—	—	(12,023)	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency exchange gains (losses), net	—	342	(46)	98	—	394	—	(882)	(392)	86	—	(1,188)	—	888	451	(130)	(35)	1,174
Other non-operating income	—	1,525	257	184	—	1,966	—	2,630	1,756	308	(24)	4,670	—	2,056	522	232	—	2,810
Other non-operating expenses	—	(4)	(147)	(63)	—	(214)	—	—	(685)	(1,240)	1	(1,924)	(14,254)	(1)	(1,201)	—	—	(15,456)
(Loss) income before income tax and income (loss) from equity method investment	(301,700)	(296,854)	(296,767)	(5,242)	599,988	(300,575)	(229,776)	(233,185)	(223,349)	70,118	390,899	(225,293)	(275,977)	(282,526)	(276,723)	69,363	490,291	(275,572)

	For the year ended December 31,
	2023						2024						2025
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Income tax (expenses) benefits	—	(181)	(25)	—	—	(206)	—	(105)	(281)	—	—	(386)	—	(263)	(4,329)	3,248	5,753	4,409
(Loss) income before income (loss) from equity method investment	(301,700)	(297,035)	(296,792)	(5,242)	599,988	(300,781)	(229,776)	(233,290)	(223,630)	70,118	390,899	(225,679)	(275,977)	(282,789)	(281,052)	72,611	496,044	(271,163)
(Loss) income from equity method investments	—	—	(1,568)	8	—	(1,560)	—	—	(194)	(3,884)	(275)	(4,353)	—	—	(1,003)	(4,245)	—	(5,248)
Net (loss) income	(301,700)	(297,035)	(298,360)	(5,234)	599,988	(302,341)	(229,776)	(233,290)	(223,824)	66,234	390,624	(230,032)	(275,977)	(282,789)	(282,055)	68,366	496,044	(276,411)
Net loss (income) attributable to non-controlling interest	—	421	189	31	—	641	—	576	(320)	—	—	256	—	791	(357)	—	—	434
Net (loss) income attributable to ordinary shareholders	(301,700)	(296,614)	(298,171)	(5,203)	599,988	(301,700)	(229,776)	(232,714)	(224,144)	66,234	390,624	(229,776)	(275,977)	(281,998)	(282,412)	68,366	496,044	(275,977)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31,
	2024						2025
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	180,573	257,338	166,100	6,866	—	610,877	12,730	28,814	194,137	20,719	—	256,400
Short-term investments	513,683	—	—	—	—	513,683	761,115	82,117	—	—	—	843,232
Restricted short-term deposits	—	—	30,295	—	—	30,295	—	—	29,655	—	—	29,655
Accounts receivable, net	—	—	52,074	6,106	—	58,180	—	—	100,265	6,217	—	106,482
Inventories	—	1,917	75,236	834	(2,300)	75,687	—	1,935	108,577	2,319	(11,197)	101,634
Prepayments and other current assets	—	1,627	62,755	3,924	(8)	68,298	—	4,785	107,653	28,495	(11)	140,922
Amounts due from subsidiaries, the VIE and the VIE’s subsidiaries(3)	13,697	58,567	104,153	86,496	(262,913)	—	13,697	136,315	122,042	79,816	(351,870)	—
Property and equipment, net and intangible assets, net	—	1,297	56,673	3,436	(1,182)	60,224	—	4,258	201,044	61,259	(8,511)	258,050
Right-of-use assets, net	—	—	128,433	—	—	128,433	—	—	116,468	—	—	116,468
Land use right, net	—	—	—	—	—	—	—	—	11,347	—	—	11,347
Investment in subsidiaries(2)	263,309	24,199	—	—	(287,508)	—	290,609	113,129	76,887	—	(480,625)	—
Others	—	2,919	21,284	15,830	(1,212)	38,821	—	2,919	70,107	36,644	17,673	127,343
Total assets	971,262	347,864	697,003	123,492	(555,123)	1,584,498	1,078,151	374,272	1,138,182	235,469	(834,541)	1,991,533
Short-term bank loans	—	—	15,750	—	48,500	64,250	—	—	179,611	—	50,000	229,611
Short-term debt	—	—	50,000	—	(50,000)	—	—	—	50,000	—	(50,000)	—
Amounts due to the Company, subsidiaries, the VIE and the VIE’s subsidiaries(3)	76	74,878	105,780	82,179	(262,913)	—	—	76,251	176,375	99,244	(351,870)	—
Accounts payable	—	—	124,376	3,070	—	127,446	—	—	131,216	1,293	—	132,509
Accrued expenses and other liabilities	9,334	836	101,652	31,919	6,455	150,196	9,224	7,808	203,804	39,877	2,726	263,439
Contract liabilities	—	1,865	65,303	1,848	(6,455)	62,561	—	2,291	56,490	2,058	—	60,839
Lease liabilities – current & non-current	—	—	138,246	—	—	138,246	—	—	130,524	—	—	130,524
Long-term bank loans	—	—	13,500	7,000	—	20,500	—	—	77,700	5,000	—	82,700
Net interest of subsidiaries and the VIEs(2)	6,209	6,209	6,209	—	(18,627)	—	—	—	—	—	—	—
Others	—	7,904	54,993	2,588	—	65,485	—	6,848	16,166	2,645	(2,090)	23,569
Total liabilities	15,619	91,692	675,809	128,604	(283,040)	628,684	9,224	93,198	1,021,886	150,117	(351,234)	923,191
Total shareholders’ equity (deficit)(2)	955,643	256,172	21,194	(5,112)	(272,083)	955,814	1,068,927	281,074	116,296	85,352	(483,307)	1,068,342

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31,
	2023						2024						2025
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash flow (used in) generated from operating activities(4)	(18,778)	(72,341)	(12,161)	14,870	—	(88,410)	(13,165)	122,320	37,109	11,695	—	157,959	(64,845)	(37,268)	(111,131)	33,738	—	(179,506)
Cash flows from investing activities
Capital contribution	(150,255)	(500)	—	—	150,755	—	(79,308)	(80,516)	—	—	159,824	—	(24,308)	(128,000)	—	(153)	152,461	—
Redemption of short-term investments	—	—	—	—	—	—	444,759	—	—	—	—	444,759	371,753	46,975	—	—	—	418,728
Purchase of short-term investments	(56,694)	—	—	—	—	(56,694)	(885,706)	—	—	—	—	(885,706)	(600,989)	(128,164)	—	—	—	(729,153)
Proceeds received from maturity of short-term deposits	—	—	—	—	—	—	142,918	—	864	—	—	143,782	—	—	—	—	—	—
Payments for short-term deposits	(14,164)	—	—	—	—	(14,164)	(129,207)	—	(864)	—	—	(130,071)	—	—	—	—	—	—
Proceeds received from maturity of restricted short-term deposits	—	—	—	—	—	—	—	—	—	43,942	—	43,942	—	—	29,486	—	—	29,486
Payments for restricted short-term deposits	—	—	(33,437)	—	—	(33,437)	—	—	—	(39,486)	—	(39,486)	—	—	(29,126)	—	—	(29,126)
Other investing activities	(2)	114	(7,502)	(17,007)	—	(24,397)	—	91	(41,267)	(18,552)	—	(59,728)	—	(1,118)	(178,230)	(17,732)	—	(197,080)
Net cash flow (used in) provided by investing activities	(221,115)	(386)	(40,939)	(17,007)	150,755	(128,692)	(506,544)	(80,425)	(41,267)	(14,096)	159,824	(482,508)	(253,544)	(210,307)	(177,870)	(17,885)	152,461	(507,145)
Cash flows from financing activities
Capital contribution	—	150,255	500	—	(150,755)	—	—	79,308	80,516	—	(159,824)	—	—	24,308	128,153	—	(152,461)	—
Proceeds from short-term bank loans	—	—	69,090	—	—	69,090	—	—	54,250	10,000	—	64,250	—	—	249,143	—	—	249,143
Repayment of a short-term bank loan	—	—	(44,640)	(5,154)	—	(49,794)	—	—	(64,244)	(4,846)	—	(69,090)	—	—	(83,758)	—	—	(83,758)
Other financing activities	251,770	—	(75,586)	—	—	176,184	688,043	—	18,154	—	—	706,197	150,546	—	23,500	(2,000)	—	172,046

	For the year ended December 31,
	2023						2024						2025
	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals	EHang Holdings	Other subsidiaries	WFOE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash provided by (used in) financing activities	251,770	150,255	(50,636)	(5,154)	(150,755)	195,480	688,043	79,308	88,676	5,154	(159,824)	701,357	150,546	24,308	317,038	(2,000)	(152,461)	337,431
Effect of exchange rates on cash and cash equivalents	—	562	—	—	—	562	—	5,819	—	—	—	5,819	—	(5,257)	—	—	—	(5,257)
Net (decrease) increase in cash and cash equivalents	11,877	78,090	(103,736)	(7,291)	—	(21,060)	168,334	127,022	84,518	2,753	—	382,627	(167,843)	(228,524)	28,037	13,853	—	(354,477)
Cash and cash equivalents at the beginning of the years	362	52,226	185,318	11,404	—	249,310	12,239	130,316	81,582	4,113	—	228,250	180,573	257,338	166,100	6,866	—	610,877
Cash and cash equivalents at the end of the years	12,239	130,316	81,582	4,113	—	228,250	180,573	257,338	166,100	6,866	—	610,877	12,730	28,814	194,137	20,719	—	256,400

Notes:

(1)	Represents the elimination of the intercompany transactions at the consolidation level.
(2)	Represents the elimination of the investment among EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, and the VIE and the VIE’s subsidiaries.
(3)	Represents the elimination of intercompany balances among EHang Holdings, EHang Holdings’ subsidiaries other than the WFOE, the WFOE, and the VIE and the VIE’s subsidiaries.
(4)

For the years ended December 31, 2023, 2024 and 2025, the WFOE did not charge any service fee from the VIE as the cumulative earnings were retained for VIE’s business development. For the year ended December 31, 2023, cash paid by the WFOE to the VIE and the VIE’s subsidiaries was RMB37.2 million, which represented purchase of software and inventories. For the year ended December 31, 2024 and 2025, cash received by the WFOE from the VIE and the VIE’s subsidiaries was RMB4.5 million and RMB76.4 million (US$10.9 million), respectively, which represented sales of inventories. For the years ended December 31, 2023, 2024 and 2025, cash paid by other subsidiaries to the WFOE were RMB3.2 million, nil and RMB6.0 million (US$0.9 million), respectively, which represented purchase of inventories.

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

Risks Relating to Our Corporate Structure

•

If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

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

We operate in the new and evolving AAM industry. Our business and operating results depend in large part on the acceptance of and demand for our pilotless eVTOL aircraft and air mobility solutions. The success of these products and services are and will be subject to risks, including with respect to:

•	the extent of market reception and adoption of pilotless eVTOL aircraft as air mobility solutions;

•	our ability to navigate a new and evolving regulatory environment;

•	our timely fulfillment of product orders;

•	our ability to produce safe, high-quality and cost-effective eVTOL aircraft and provide after-sales services on an ongoing basis;

•	the performance of our pilotless eVTOL aircraft relative to customer expectations and customers’ interest in and demand for our pilotless eVTOL aircraft and air mobility solutions; and

•	our building a well-recognized and respected brand.

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

We operate in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. As described below, in the jurisdictions relevant to us, the commercial use and delivery of our various eVTOL aircraft are, and in the near future are expected to continue to be, subject to an uncertain or lengthy approval process. In October 2023, December 2023, March 2024 and March 2025, we obtained the Type Certificate (“TC”), the Standard Airworthiness Certificate (“AC”), the PC and the Air Operator Certificate (“OC”), respectively, for EH216-S from the CAAC, demonstrating that EH216-S is qualified for conducting human-carrying commercial operations and mass production. Moreover, our TC application for our VT35 lift-and-cruise pilotless eVTOL aircraft to the CAAC was accepted in March 2025. However, PRC and U.S. regulations impose significant restrictions on UAVs. We cannot predict when these regulations will change, and any new regulations may impose onerous requirements and restrictions.

In China, the CAAC, published the Guidance on UAV Airworthiness Assessment Based on Operation Risks, or the UAV Airworthiness Guidance, on January 25, 2019, which is based on the assessment, classification and management of operational risks of UAVs. As we operate in the new and evolving industry, we contribute to the rules and regulations as a member of the CAAC Special Expert Taskforce. On October 29, 2021, the CAAC further published the Civil Unmanned Aircraft System Airworthiness Certification Management Procedures (Draft for Comments), Civil Unmanned Aircraft System Safety Analysis Guidelines (Draft for Comment), and Civil Unmanned Aircraft Registration Management Procedures (Draft for Comment). Such draft UAV rules mainly cover the medium UAVs weigh between 25 kilograms and 150 kilograms, and large UAVs exceed 150 kilograms in weight. We submitted an application for the EH216-S Type Certification to the CAAC in December 2020, which was accepted by the CAAC in January 2021. Our EH216-S human-carrying pilotless eVTOL aircraft, as a special category aircraft under Section 21.17 of Certification Procedures for Civil Aviation Products and Parts, or CCAR-21, is required to meet the criteria set forth in Special Conditions for Type Certification of EH216-S Unmanned Aircraft System, or Special Conditions, promulgated by the CAAC on February 9, 2022. The Special Conditions provided clear safety requirements for the certification of EH216-S with respect to flight performance, aircraft structures, design and manufacture, propulsion system, data link, ground control station, etc. We have passed through the Type Certification phases of Concept Design, Requirements Definition, Compliance Planning, and Demonstration and Verification of Compliance to conduct tests, including laboratory tests, ground tests and inspections, flight tests and data analysis. On May 31, 2023, the Provisional Regulation for the Flight Administration of Unmanned Aerial Vehicles was promulgated by the State Council and the Central Military Commission and came into effect on January 1, 2024, which is the first administrative regulation on the management of unmanned aerial vehicles in China that stipulates the standards and requirements to apply for the operation certificate of UAVs. In October 2023, we obtained the TC for EH216-S from the CAAC. This demonstrates that the EH216-S’s model design complies with CAAC’s safety standards and airworthiness requirements, and that the EH216-S is qualified for conducting human-carrying commercial operations. However, we cannot assure you that we can satisfy the relevant requirements or standards under the detailed rules or regulations to be promulgated in the future, which may materially and adversely affect our business and future prospects.

Additionally, the EH216-S is subject to several operational restrictions under the TC and OC issued by the CAAC. These certifications currently prohibit the EH216-S from operating in adverse weather conditions, including rain, snow, thunderstorms, icing, sandstorms, and heavy fog, and limit operations to daytime only. In addition, the EH216-S is restricted to operating exclusively within segregated, uncontrolled airspace, over sparsely populated areas, and always within the sight of the ground crew. Takeoff and landing on water are also strictly prohibited. These restrictions are intended to ensure the safe operation of the EH216-S. Our ability to expand the commercial deployment and operational range of the EH216-S could be impeded unless the CAAC relaxes or removes these restrictions. There can be no assurance that we will be able to obtain such relaxation or removal in a timely manner, or at all. If these operational restrictions are not relaxed or removed in a timely manner, or at all, our ability to scale our operations, expand into new markets, or fully realize the commercial potential of the EH216-S could be materially and adversely affected.

Further, the VIE and the VIE’s subsidiaries are required to obtain approvals from competent aviation authorities for flight activities or proposed flights in connection with our business. As such approvals are usually granted on a one-off basis or are only valid for a limited period of time and the competent aviation authority may exercise air traffic control under certain circumstances which may restrict us from operating our eVTOL aircraft from time to time, we cannot assure you that the VIE and the VIE’s subsidiaries will be able to obtain such approval for each matter on which we will work on with our customers or partners in the future. If such approval is not granted in a timely manner, we, the VIE and the VIE’s subsidiaries, as well as our and their customers or partners will not be able to fly the eVTOL aircraft in the proposed flight routes.

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

We have entered into a number of long-term agreements with customers relating to the sale of our products. Some of these agreements are conditional, and our counterparty is not obligated to purchase our products unless a number of conditions are satisfied. Some other agreements are framework agreements containing sales targets, but that does not obligate our counterparties to purchase our products at all. We expect the number of orders and pre-orders we receive under these framework agreements to depend on a number of factors, including changes in the regulatory environment, customers’ acceptance of and demand for our products and services and our production capacity. For the foregoing reasons, we may not receive substantial orders from our current or potential customers. As our long-term agreements may not result in material sales of our products, our future results of operations may not scale or otherwise meet our current expectations.

We have substantial customer concentration.

In 2023, 2024 and 2025, our largest customer accounted for 24%, 26% and 24% of our revenues, respectively. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers that mainly operate our pilotless eVTOL aircraft in tourism locations in China, rather than in broad, mainstream commercial operations. We are unable to predict the future level of demand for our products and/or services that will be generated by these customers. If our major customers were to cease purchasing our products or services, cancel existing orders or fail to make payments to us in a timely fashion, our business and results of operations will be materially and adversely affected.

Our technology platform may not perform in line with customer specifications or expectations.

Our eVTOL aircraft and other UAVs, as well as the related technology systems such as in-flight operating systems and on-the-ground infrastructure, may not perform in line with customers’ expectations or prescribed technical specifications, and our related support services may from time to time experience outages, service slowdowns or errors. For example, our eVTOL products may not be as easy to operate or maintain as customers expect, and customers may experience service failures or interruptions due to defects in software, infrastructure, components or engineering systems, or due to errors in product installation. In addition, certain orders and pre-orders of our eVTOL products are conditioned on their meeting with defined technical specifications (such as a specified cruising speed, operational range and payload capacity) according to agreed-upon delivery timetables. Future customers may also require performance specifications that we are unable to deliver. Some of these technical specifications prescribed by customers, such as those dependent on battery technology, are constrained by the pace of general technological advancement and the capabilities of our suppliers, which are largely beyond our control.

Our technology systems may contain design or manufacturing defects that result in unsatisfactory performance or require repair. Our technology systems use a substantial amount of algorithms and software to operate. Software products are inherently complex and may contain “bugs” that can unexpectedly interfere with intended operations, especially when first introduced. Defects may also occur in components, processes or infrastructure used in our products or for our services. While we have performed extensive internal testing on our software and hardware systems and have obtained the airworthiness certification, we have a limited frame of reference by which to evaluate the long-term performance of our technology systems. There can be no assurance that we will be able to detect and fix all defects in our hardware and software before we sell products and services to customers.

If our technology systems are defective or otherwise fails to perform as expected or in accordance with prescribed technical specifications and timetable, or if our services experience outages or interruptions, our products may experience accidents and we may suffer adverse publicity, order cancelations, revenue declines, delivery delays, product recalls, product liability claims, and significant warranty and other expenses, decreases in customer confidence and loyalty, loss of market share to competitors, and harm to our reputation. These consequences could have a material adverse impact on our business, financial condition, operating results and prospects.

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

We, the VIE and the VIE’s subsidiaries have been providing UAV commercial solutions since 2014. Although we have experienced growth, our historical performance may not be indicative of our future performance due to our limited operating history. We are currently commercializing our products and air mobility solutions, and have a short history of accepting orders for our products and delivering them to customers for testing, training, demonstration and limited trial operation purposes. There is only a limited historical basis for making judgments on the demand for our products and services or our ability to produce and deliver products and air mobility solutions, or to become profitable in the future.

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

Sales of our products must comply with applicable standards in the market where they are sold, including standards on design, manufacturing and operation. In China, for example, certain components of our products must pass various tests and undergo a certification process and be affixed with a China Compulsory Certificate, or CCC, before they can be installed on our products. We cannot assure you that we have obtained the CCC for all the components of our products that are listed in the CCC Product Catalogue. Failure to install components with a CCC may prevent us from selling the affected products and negatively affect our manufacturing and sales of our products. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation” for further details. In the United States, the FAA oversees the safety of aircraft operations in the national airspace system and has the authority to grant AC and related exemptions to unmanned aircraft systems. If we fail to have our products satisfy applicable aerial vehicle standards in any jurisdiction where we operate, our business and operating results would be adversely affected. To achieve a high level of safety assurance, we have also established our own products safety standards. While we are committed to producing safe and high-quality products, there can be no assurance that our safety technology will be effective in preventing incidents related to product safety, such as accidents involving our products. Failure to ensure the safe operation of our products will affect our reputation and the sales of our products, which will ultimately adversely affect our business operation and financial results.

We have incurred, and in the future may continue to incur, net losses.

We have incurred net losses in the past. In 2023, 2024 and 2025, we had net losses of RMB302.3 million, RMB230.0 million and RMB276.4 million (US$39.5 million), respectively. We had net operating cash outflows of RMB88.4 million and RMB179.5 million (US$25.7 million) in 2023 and 2025, respectively, and net operating cash inflows of RMB158.0 million in 2024. We expect our net losses to decrease in future periods as we continue to expand our business and operations. See “Item 5. Operating and Financial Review Prospect—B. Liquidity and Capital Resources” for more information on our liquidity and capital resources. We also expect to incur substantial costs and expenses as a result of being a public company.

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

We operate in the AAM industry and provide various products and services. In addition to competing with other AAM companies, we compete with traditional industry players providing similar products and services, such as aircraft and ground transportation service providers. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand for alternative transportation, continuing globalization, and consolidation in the global AAM industry. Factors affecting competition include, among others, ability to innovate, development speed, product quality, reliability, safety and features, pricing, and customer service. Increased competition may lead to lower product unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results, and prospects.

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

Any significant cybersecurity incident or disruption to our operating systems, command-and-control systems, or information systems and infrastructure could subject us to significant reputational, financial, legal and operational consequences.

We depend on our and the VIE’s integrated in-flight operating systems and on-the-ground infrastructure to operate our products and services. Any material disruption to or slowdown of our operating systems or infrastructure could cause our products to malfunction or result in outages or delays in our services, which could harm our brand and adversely affect our operating results.

Our command-and-control systems rely on our proprietary cloud database, which can store data collected under our clients’ approvals. Problems with our command-and-control systems or our telecommunications network providers could adversely affect our services and products. Our telecommunications network providers could decide to cease providing services to us without adequate notice. Any change in service levels of our telecommunications network or any errors, defects, disruptions or other performance problems with our operating systems or infrastructure could harm our brand and potentially affect our user data. If changes in technology cause our operating systems or infrastructure to become obsolete, or if our operating systems or command-and-control systems are inadequate to support our growth, we could lose customers, and our business and operating results could be adversely affected.

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

An accident involving a UAV provided by us or another manufacturer or operator could harm the UAV industry.

An accident involving a UAV provided by us or another manufacturer or operator could cause regulatory agencies around the world to tighten restrictions on the use of UAVs, particularly over-populated areas, and could cause the public to lose confidence in our products and UAVs generally. There are risks associated with autopilot, flight control, communications and other advanced technologies, and, from time to time, there have been accidents associated with these technologies. The safety of certain cutting-edge technologies depends in part on user interaction, and users may not be accustomed to using such technologies. We, the VIE or the VIE’s subsidiaries could face unfavorable and tightened regulatory control and intervention on the use of autopilot and other advanced technologies and be subject to liability and government scrutiny to the extent accidents associated with our autonomous navigation systems occur. Should a high-profile accident occur resulting in substantial casualty or damages, either involving our UAVs or products offered by other companies, public confidence in and regulatory attitudes toward UAVs could deteriorate. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

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

Our ability to roll out new and innovative products and services depends on a number of factors, including significant investments in research and development, quality control of our products and services, effective management of our supply chain and required certifications. We may need to devote more resources to the research and development of new or enhanced products, services and technologies, which may reduce our profitability. In addition, our research and development efforts may not yield the benefits we expect to achieve in a timely manner, or at all. To the extent that we are unable to execute our strategy of continuously introducing new and innovative products, diversifying our product portfolio and satisfying consumers’ changing preferences, we may not be able to grow our user base, and our competitive position and results of operations may be adversely affected. Even if we are able to keep up with technological changes and develop new models, our prior models may as a result become obsolete sooner than expected, potentially reducing our return on investment.

We have limited experience in managing sales to multiple countries and we are subject to a variety of costs and risks due to our continued international expansion.

We delivered six, eight and five EH216 series products abroad in 2023, 2024 and 2025, respectively. We have entered into sales contracts with customers outside China. In 2023, we delivered our EH216 series products to customers in Japan, Brazil, Columbia, Saudi Arab and Qatar. In 2024, we delivered our EH216 series products to customers in Japan, Brazil, the United Arab Emirates and the Dominican Republic. In 2025, we delivered five units of the EH216 series products to customers in Malaysia, Thailand, South Korea and Japan. As international expansion is one of our core strategies, we expect our international sales to increase in the future. In markets outside China, we generally have less experience in marketing, selling and deploying our products. International expansion has required and will continue to require us to invest significant capital and other resources, and our efforts may not be successful. International sales and operations are subject to risks such as:

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

Additionally, to export our products to certain jurisdictions, we may face challenges in coordinating with both PRC and the applicable foreign governments and regulatory authorities. Moreover, our eVTOL products may be required to obtain a TC or other relevant certifications from the aviation authorities of the importing country before they can be commercially operated in those jurisdictions. The process of obtaining such certifications can be time-consuming, costly, and subject to significant uncertainty, as it often involves rigorous technical reviews and compliance with local aviation standards, which may differ from those in the PRC. Delays or failures in securing the necessary certifications could hinder or prevent our ability to export and commercialize our products in certain markets, and our business, prospects, financial condition and operating results may be materially and adversely impacted.

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

Some of our business partners act as third-party distributors that sell, market and distribute our products to their customers. Such third-party distributors may contribute a substantial portion of our revenue. When goods are shipped to distributor, who acknowledged the receipt of goods, control of the goods is transferred to the distributor. We recognize the revenue once control passes to the distributor, and other conditions as set out in ASC 606 are met. We started our distributor model in 2024. Accordingly, we may be subject to a number of risks associated with third-party distributors. If our distributors are not able to effectively distribute our products to their downstream customers, their future purchases from us and our financial performance may in turn be adversely affected. Besides, our distributors may engage in various forms of misconduct, even if we prohibit them from doing so in our agreements with them, including but not limited to, unauthorized sales of products or distribution into regions that violate exclusive distribution rights, unauthorized or improper use of our brand name, inadequate promotion of our products. In addition, third-party distributors may terminate their arrangements with us on limited or no notice, or may change the terms of these arrangements in a manner that is unfavorable to us for reasons outside of our control; and any disagreements with our third-party distributors could lead to costly and time-consuming litigation or arbitration.

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

In addition, our brand may be negatively impacted by the misuse or misrepresentation of the EHang name by third parties. For example, there have been instances where third parties have impersonated EHang employees to conduct commercial activities, which could mislead customers and damage our reputation. Furthermore, insufficient protection of our brand name has led to the registration of companies in various regions using the EHang name to engage in similar business activities. Such unauthorized use of our brand by unrelated entities may cause confusion in the market, dilute our brand value, and adversely affect consumer trust and our competitive position. If we are unable to effectively prevent or address these issues, our business, prospects, financial condition, and operating results could be materially and adversely affected.

Weather and seasonality may have a material adverse effect on our operations.

Our sales of products and commercial solutions may be affected by weather and seasonality. Our commercial solutions are mainly delivered outdoors. Customers may choose alternative transportation in severe weather conditions in consideration of safety factors, even if our products are able to endure such conditions. As a result, our business, financial condition and operating results may be materially and adversely impacted by the weather conditions. Our operating results may vary from period to period due to many factors, including seasonal factors that may have an effect on the demand for our commercial solutions in the future. As a result, our quarterly results of operations and financial position at the end of a particular quarter may not necessarily be representative of the results we expect at year-end or in other quarters of a year. Our operating results would suffer if we did not achieve revenues consistent with our expectations due to seasonal demand and weather changes because many of our expenses are based on anticipated levels of annual revenues.

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

Recently there have been heightened tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making, providing a conceptual framework for the Outbound Investment Security Program (“OISP”) focused on China. On June 21, 2024, the U.S. Department of the Treasury, or the Treasury, issued a proposed rule for the OSIP. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments by U.S. persons that involve natural persons and entities associated with “countries of concern,” currently China, including Hong Kong and Macau, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in certain types of activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems, or collectively the Covered Activities, with persons from countries of concern engaged in these Covered Activities defined as “Covered Foreign Persons.” The OISP could apply to certain U.S. persons (including their controlled foreign entities, if applicable) outside the United States who may participate in investments through offshore transactions in accordance with Regulation S. Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. Because we are not involved in any Covered Activities, including that our aircraft do not rely on AI systems such as machine learning, neural networks or generative models for takeoff, navigation and landing, we do not believe that we are a Covered Foreign Person under the Final Rule. Accordingly, we do not believe that the Final Rule’s prohibitions and notification requirements are applicable to our securities offerings. However, if we were to be deemed a Covered Foreign Person engaged in Covered Activities, the Final Rule could limit our ability to raise capital from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects.

The OISP may be changed by executive actions of the U.S. government, including changes to the scope of activities and technologies applicable to notifiable or prohibited transactions or the scope and the availability of exceptions to the OISP’s prohibitions or notification requirements. Specifically, on January 20, 2025, the U.S. government issued a national security presidential memorandum, entitled “America First Trade Policy,” which, among other things, directs the Secretary of the Treasury and several other executive departments and offices of the U.S. government to review the OISP to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing the OISP “should be modified or rescinded and replaced.” In addition, on February 21, 2025, U.S. President Donald J. Trump issued a memo entitled the “America First Investment Policy,” or the America First Memo. The America First Memo states that Executive Order 14105 is under review by President Trump’s administration and that the review will consider new or expanded restrictions on United States outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national Military-Civil Fusion strategy. The America First Memo also states that the review will consider applying restrictions on a range of investment types including investments in publicly traded securities from sources including pension funds, university endowments and other limited partner investors. If related regulatory requirements are imposed in the future, they could be detrimental to U.S.-China relations, which may adversely affect our business, financial condition and prospects.

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

As of December 31, 2025, we and the VIE together owned 506 issued patents, 324 pending patent applications, 698 registered trademarks, and 25 registered software copyrights in relation to our and the VIE’s technologies. We cannot assure you that our or the VIE’s pending patent applications will be granted. Even if our or the VIE’s applications are successful, patents may be contested, circumvented or invalidated in the future.

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

We will need significant capital to, among other things, conduct research and development, expand our manufacturing capacity, roll out new products and solutions and provide commercial services. We may also need significant capital to maintain our existing property and equipment. We believe that our balances of cash and cash equivalents, short-term investments and restricted short-term deposits as of December 31, 2025 will be sufficient to meet our sustainable operations and material cash requirements, including capital expenditures, for at least the 12 months after the date of this annual report. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on acceptable terms, or at all.

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

In recent years, the U.S. government imposed additional tariffs on goods from China, including new tariffs implemented in 2025. In response, China has imposed retaliatory tariffs on goods imported from the United States. Additionally, the European Union has imposed tariffs on imports of eVTOL aircraft originating from China. Historically, we had a limited scale of sales in Europe, North America, and South America. Revenue from these regions was relatively small and exhibited a decreasing trend, which has ceased entirely following the abovementioned 2025 tariff actions. Up to the date of this annual report, we did not have any other operations in the U.S. In addition, we currently do not plan to export our products to the United States or the European Union, and the potential impact of these tariffs on our business remains uncertain. Nonetheless, rising trade tensions, elevated tariffs, and other trade restrictions could significantly affect global economic conditions and the stability of global financial markets. These factors could, in turn, have a material adverse effect on our business, financial condition and results of operations.

We, the VIE and the VIE’s subsidiaries have limited insurance coverage, which could subject us to significant costs and business disruption.

We, the VIE and the VIE’s subsidiaries have limited liability insurance coverage for our products and business operations. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful liability claim against us, the VIE or the VIE’s subsidiaries due to injuries or damages suffered by our users could materially and adversely affect our financial condition, results of operations and reputation. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption could result in substantial cost to us and diversion of our resources. Furthermore, China, the United States or any other jurisdiction relevant to our business may impose requirements for maintaining certain minimum liability or other insurance relating to the operation of our products. Such insurance policies could be costly, which would reduce the demand for our products. In addition, even where commercial insurance is available and maintained by operators of our products, such coverage may not be sufficient to fully cover all potential losses or liabilities arising from the operation of our eVTOL aircraft, given the novel nature of the technology and the evolving regulatory and risk landscape.

We identified a material weakness in our internal control over financial reporting which, if not remediated appropriately or timely, could affect our ability to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm, identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is related to our lack of effective controls over revenue from air mobility solutions. Specifically, we did not effectively assess the probability to collect substantially all of the consideration from the customers prior to recognizing revenue. This material weakness, resulted in material errors in our previously announced unaudited financial information for the interim and annual periods, see “Item 15. Controls and Procedures-Management’s Annual Report on Internal Control over Financial Reporting”. Following the identification of the material weakness, we are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weakness. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

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

We adopted the 2015 Share Incentive Plan, or the 2015 Plan, the 2019 Share Incentive Plan, or the 2019 Plan, and the 2023 Share Incentive Plan, or the 2023 Plan (collectively, the “Plans”), to incentivize our employees, directors and consultants and align their interests with ours. We recognize expenses in our consolidated statement of loss in accordance with U.S. GAAP. Under the Plans, we are authorized to grant restricted share units and other types of awards. As of the date of this annual report, the maximum number of ordinary shares that may be issued pursuant to all awards granted under the 2015 Plan, the 2019 Plan, and the 2023 Plan is 8,867,053, 14,141,558, and 16,413,255, respectively. As of March 31, 2026, 6,041,825 restricted share units and 6,685,317 share options had been granted and were outstanding under the Plans. As of December 31, 2025, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB405,988 thousand (US$58,056 thousand), comprising RMB271,598 thousand (US$38,838 thousand) related to RSUs and RMB134,390 thousand (US$19,218 thousand) related to share options.

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

Shareholder claims or regulatory investigations that are common in the United States may be subject to PRC laws and regulations. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be fully efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas authorities, including the SEC, the PCAOB, and the U.S. Department of Justice, can directly conduct investigation or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas authorities without PRC government approval. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. However, the PCAOB may still lose such access to inspect and investigate completely accounting firms in mainland China and Hong Kong in the future. As of now, the general inability for overseas authorities to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Risks Relating to Our Corporate Structure

If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

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

Our PRC legal counsel, Zhong Lun Law Firm, based on its understanding of the relevant laws and regulations, is of the opinion (i) the ownership structures of the WFOE and the VIE are in compliance with applicable PRC laws and regulations currently in effect; and (ii) each of the contractual arrangement is valid, legal and binding on the parties thereto under applicable PRC Laws currently in effect, and each party to the contractual arrangement is entitled to assert its respective rights and is obligated to perform its respective duties in accordance with the terms and conditions of each contractual arrangement, subject to applicable PRC Laws currently in effect. However, our PRC legal counsel has also advised us that there are certain uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and it remains uncertain whether any new PRC Laws pertaining to the VIE arrangements under the contractual arrangements will be adopted, or if adopted, their potential impact on such VIE arrangements. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures, including:

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

The VIE and its subsidiaries accounted for 7.9%, 1.2% and 1.6% of our consolidated revenues for the years ended December 31, 2023, 2024 and 2025, respectively, after elimination of inter-company transactions. While we do not expect the VIE and the VIE’s subsidiaries to generate a significant portion of revenue on a consolidated basis, we have relied on and expect to continue to rely on contractual arrangements with the WFOE, the VIE and the VIE’s shareholders for certain business operations in the PRC. These contractual arrangements may not be as effective as direct ownership in providing us with over the power to direct the significant activities of the VIE. For example, the VIE and the VIE’s shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

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

The shareholders of the VIE are Mr. Weixian Xia and Mr. Huazhi Hu, each a senior employee of our company. Conflicts of interest may arise from them in their roles as employees of our company and as shareholders of the VIE. The VIE’s shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the significant activities of the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

As of March 31, 2026, Mr. Huazhi Hu, our founder, chairman of the board of directors and chief executive officer, beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 25.7% of our total issued and outstanding share capital and 77.6% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2026. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Risks Relating to Doing Business in China

The PRC government’s oversight over our and the VIE’s business operation could result in a material adverse change in our operations and the value of the ADSs.

We conduct business operations in China primarily through our PRC subsidiaries. Our and the VIE’s operations in China are governed by PRC laws and regulations. The PRC government’s oversight over our and the VIE’s business operation could result in a material adverse change in our and the VIE’s operations and the value of the ADSs. The Chinese government may intervene or influence our operations, or may adjust policies over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, and the rules and policies in China may evolve over time, which could result in a material adverse change in our operations and the value of the ADSs. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Like other civil law jurisdictions, prior court decisions may be cited for reference but have limited precedential value in China. The PRC legal system continues to evolve, and its current framework may not cover all aspects of economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules involve uncertainties.

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

We may be adversely affected by changes in PRC regulations on technology companies.

The PRC government imposes licensing and permit requirements for companies in the technology industry. These laws, regulations and announcements continue to evolve, and their interpretation and enforcement involve certain uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the technology industry, particularly the policies relating to new energy vehicles, have created certain uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain or renew our existing licenses or obtain new ones.

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

On February 17, 2023, the CSRC issued rules and regulations concerning the filing management of overseas listing, which came into effect on March 31, 2023, which include the Provisional Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the New Filing Rules, and five supporting guidelines. The New Filing Rules dictate that enterprises that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers.” Existing Issuers are required to complete filing procedure with the CSRC if and when they pursue any refinancing activities, securities offerings and listings outside of Mainland China, including but not limited to follow-on offerings, secondary listings, and listing by introduction in a different market, unless such securities are issued as equity incentive awards or in connection with conversion of public reserve funds into increased company capital, share dividends or share split. Although we are an Exiting Issuer and accordingly are not required to complete filing with the CSRC immediately, we may be subject to the CSRC filing procedures in the future in connection with our refinancing or other activities and, if required, we cannot predict whether we will be able to complete such filing procedures in time or at all. If we fail to complete such filing procedures, we may not conduct refinancing or other activities which are subject to the New Filing Rules, or we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating activities in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. In addition, there remains uncertainties as to the interpretation, application, and enforcement of the New Filing Rules and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulations on companies with VIE structures.

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

On July 31, 2025, the PRC Supreme People’s Court promulgated the Interpretation (II) on Several Issues Concerning the Application of Law in the Trial of Labor Dispute Cases, which took effect on September 1, 2025. Pursuant to this interpretation, where an employer and an employee agree or the employee undertakes that social insurance contributions need not to be paid, the court shall deem such agreement or undertaking invalid. Where an employer fails to pay social insurance premiums in accordance with the law, and the employee requests to terminate the employment contract and for the employer to pay economic compensation, the people’s court shall uphold such requests in accordance with the law. The introduction of new judicial interpretations or changes in regulatory guidance in the future may result in certain aspects of our operations being deemed not fully compliant with evolving labor laws and regulations. We could be ordered by the competent labor authorities for rectification, and failure to comply with such orders may further subject us to administrative fines.

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

We have made full provisions in respect of the outstanding amount of the social insurance fund contributions for current employees. As of the date of this annual report, we had not received any notification from the relevant PRC authorities requiring us to pay any shortfall with respect to the social insurance fund or imposing any administrative penalties on us, nor were we aware of any material employee complaints or involved in any material labour disputes with our employees with respect to the social insurance fund.

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

Each of the WFOE and the VIE is currently qualified as a high and new technology enterprise, or HNTE, and as such is eligible for a 15% preferential tax rate, which will expire in December 2026 and December 2028, respectively. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

Our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2025, our PRC subsidiaries and the VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may be unable to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

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

On December 29, 2023, an amendment to the PRC Company Law was promulgated by the Standing Committee of the National People’s Congress, which took effect on July 1, 2024, shortening a company’s period for share capital contribution to five years. In addition, the State Administration for Market Regulation or SAMR has released the Provisions of the State Council on the Implementation of the Registered Capital Registration and Management System under the Company Law of the People’s Republic of China, released on July 1, 2024, which provides for an additional transition period of three years for companies incorporated before June 30, 2024. Under such rules, the share capital of all of our subsidiaries incorporated in the PRC, as well as Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, and its subsidiaries, shall be paid up by June 30, 2032. In the event that the share capital is not fully paid up by the statutory deadlines, the registered shareholder(s) of the foregoing companies may be subject to the legal liability including: (a) liability for the interest loss incurred therefrom on the overdue capital contribution amount on the subsidiaries (and possible interest on such loss); and (b) the supplementary compensation liability to creditors of the subsidiaries within the outstanding principal of share capital and overdue contribution interest.

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

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities may face challenges in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain jurisdictions, including China. Additionally, shareholder claims that are common in the United States, including class action securities law and fraud claims, may be difficult to pursue as a matter of law or practicality in many jurisdictions, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been fully efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

•

the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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

Based on our analysis of our activities as well as the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Since the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by our business plans including how quickly we use our cash and other liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. In light of the foregoing, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

A. History and Development of the Company

In December 2014, EHang Holdings Limited, or EHang Holdings, was incorporated in the Cayman Islands as our offshore holding company to facilitate offshore financing and listing. In the same month, Ehfly Technology Limited, or Ehfly Technology, was incorporated in Hong Kong as a direct, wholly-owned subsidiary of EHang Holdings. In addition, the following entities were incorporated to engage in the business of product manufacturing and sales and the provision of commercial solutions and related services:

•

In October 2015, Ehfly Technology established EHang Intelligent Equipment Co., Ltd. (formerly known as EHang Intelligent Equipment (Guangzhou) Co., Ltd.), or the WFOE, as a wholly-owned subsidiary in China. The WFOE is engaged in the research, development, manufacture and sale of pilotless eVTOL aircraft and UAVs, and the research and development of software, communication technology and UAV technologies related to air mobility and intelligent aviation.

•

In January 2016, we obtained a controlling financial interest in Guangzhou EHang Intelligent Technology Co., Ltd., or the VIE, because the WFOE entered into a series of contractual arrangements with the VIE and the VIE’s shareholders. The VIE is primarily engaged in the research, development, manufacture and sale of pilotless eVTOL aircraft for emergency rescue and firefighting and UAVs for drone shows, sale of software, and commercial services of eVTOL operations and drone shows.

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

On April 19, 2024, we entered into an At Market Issuance Sales Agreement with China Renaissance Securities (Hong Kong) Limited as the sales agent, or the Sales Agreement, in connection with our “at-the-market offering” program, or the ATM Program. Pursuant to the Sales Agreement, we may from time to time offer, issue and sell up to US$100 million of our Class A ordinary shares represented by ADSs. For the years ended of December 31, 2024 and 2025, we had sold 9,231,510 and 2,769,184 Class A ordinary shares for aggregate gross proceeds of US$76.2 million and US$23.8 million under the ATM Program, respectively. As of July 2025, we have sold 12,000,694 Class A ordinary shares for aggregate gross proceeds of US$100.0 million under the ATM Program, which constituted the entire amount of the ATM Program.

Our principal executive offices are located at EHang Future City (Group Headquarters), No. 118 Dongjiang Avenue, Huangpu District, Guangzhou City, Guangdong Province, 510730, People’s Republic of China. Our telephone number at this address is +86 20 2902 8899. Our registered office is situated at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.ehang.com. The information on our website should not be deemed a part of this annual report.

B. Business Overview

We are a leading provider of electric vertical take-off and landing (“eVTOL”) aircraft products and services in the global advanced air mobility (“AAM”) industry and China’s low-altitude economy industry. Leveraging our proprietary, safe, autonomous, and eco-friendly eVTOL technologies, we offer a range of eVTOL products and integrated services for passenger transportation, aerial tourism, aerial logistics, and emergency response. Our commitment to technological innovation and operational excellence has enabled us to achieve several significant global industry firsts, establishing our first-mover advantage and leadership in the global AAM industry.

As urban populations grow and vehicle numbers rise, existing roads are becoming increasingly congested, and expanding traditional road infrastructure is proving less effective at alleviating traffic bottlenecks. In response to the growing scarcity of urban space, the low-altitude space is emerging as a vital transportation resource, offering new mobility and logistics solutions that extend beyond traditional land, sea, and high-altitude airspace. The rapid development of the low-altitude economy industry is closely linked to the growth of the AAM industry, both fueled by technological innovation, supportive policies, and rising demand for new mobility and logistics solutions. The convergence of these favorable trends creates significant opportunities for growth, making the AAM market a key driver of future mobility.

Our expertise and industry leadership uniquely position us to capitalize on these favorable trends. We have developed and launched an array of pilotless eVTOL aircraft, equipped with proprietary technologies to deliver safe, intelligent, reliable and cost-efficient pilotless human-carrying flight solutions for air mobility. These aircraft feature lightweight, space-efficient design and advanced capabilities such as low noise operation, zero carbon emissions, autonomous flight, and intelligent systems. Their compact size and lightweight design make them particularly suitable for addressing the mobility challenges faced by increasingly crowded urban environments, providing scalable solutions for modern cities. Having successfully transitioned from the certification phase to commercial operations, we are well positioned to consistently leverage our first-mover advantage in the rapidly growing AAM industry.

We strive to design safe, reliable and functional products. We adopt a full redundancy design approach for our eVTOL products to avoid single points of failure. During the airworthiness certification by the Civil Aviation Administration of China (the “CAAC”), the safety, airworthiness, performance, functionality, usability and reliability of our EH216-S have been thoroughly and rigorously validated through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. These tests included but were not limited to main material performance, structural strength, flame resistance, crashworthiness, gas toxicity, environmental conditions of equipment and systems, software simulation, data links, ground control stations, overall system functionality, electromagnetic compatibility, flight performance and flight stability characteristics. In October 2023, we obtained the Type Certificate (the “TC”) for EH216-S from the CAAC, the world’s first of its kind for human-carrying pilotless eVTOL aircraft, demonstrating that the type design of our EH216-S complies with the CAAC’s safety standards and airworthiness requirements and is qualified for conducting human-carrying commercial operations. Since December 2023, our certified EH216-S with the Standard Airworthiness Certificate (the “AC”) issued by the CAAC began delivery to our customers. In March 2024, we further obtained the Production Certificate (the “PC”) issued by the CAAC allowing our mass production of the EH216-S. In March 2025, Guangdong EHang General Aviation Co., Ltd. and our joint venture company Hefei Heyi Aviation Co., Ltd. were granted the Air Operator Certificates (“OC”) for EH216-S commercial operations from the CAAC. As of December 31, 2025, the flight footprints of our pilotless eVTOL aircraft have accumulated more than 83,000 safe flights in 21 countries across Asia, Europe, the Americas and Africa, predominantly in China. Complementing the EH216 series are the VT35, a lift-and-cruise eVTOL aircraft under the VT series, engineered for longer-haul, higher-speed regional connectivity, and GD4.0, which features aerial media performance drones for large-scale aerial advertising and light shows.

In addition to the manufacturing of eVTOL and other UAVs, we offer a comprehensive suite of services that strengthen our position as a fully integrated solution provider. These services include maintenance, repair and overhaul (“MRO”), eVTOL operation training, flight demonstration, and aerial media performances. We also provide a wide range of operation services, such as vertiport site planning and layout, flight operations and management, route design, and trial operations. Looking ahead, we plan to further expand our service offerings to include managed commercial operations and additional services.

Our major source of revenue comes from our core business, air mobility solutions, from our continued deliveries of the EH216 series products since 2018. We delivered 169 units of the EH216 series and six units of VT35 in 2025.

We had accumulatively delivered a total of 628 units of our eVTOL products, including 593 units of the EH216-S, 17 units of the EH216-F and 12 units of the EH216-L and six units of VT35, mainly operated on a limited trial basis in tourism locations in China, for testing, training, demonstration and trial operation purposes, and we had also delivered four command-and-control centers or systems for smart city management in China.

Our revenues increased significantly from RMB117.4 million in 2023 to RMB456.2 million in 2024, and decreased to RMB418.0 million (US$59.8 million) in 2025. Our net loss decreased by 23.9% from RMB302.3 million in 2023 to RMB230.0 million in 2024, and increased to RMB276.4 million (US$39.5 million) in 2025. In 2025, revenues generated by air mobility solutions and others were RMB395.2 million (US$56.5 million) and RMB22.8 million (US$3.3 million), respectively, representing 94.5% and 5.5% of our total revenues, respectively. As of December 31, 2025, our accumulated deficit amounted to RMB2,262.4 million (US$323.5 million).

The Emerging AAM Market

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

Transportation is a nonnegligible part in this migration. The speed and scale of urbanization have led to unprecedented traffic congestion in megacities and could further exacerbate challenges faced by ground mobility, with growing demand for higher travel volume, frequency and efficiency across urban and suburban areas.

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

eVTOL Technologies Make AAM Possible

The advancements in eVTOL technologies are enabling a new era of transportation with AAM, poised to revolutionize the way we move people and goods across intracity and intercity areas.

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

As a result, eVTOL technologies are making AAM possible, unlocking greater freedom of mobility. eVTOL aircraft could become an important part of a three-dimensional mobility solution that connects the ground, the sea and the sky for future’s transportation.

Pilotless eVTOL Aircraft Bring Revolutions to AAM

Pilotless eVTOL aircraft are transforming the AAM landscape, bringing a host of benefits that were previously unattainable. The integration of artificial intelligence and autonomous systems into eVTOL aircraft enables them to reduce traffic congestion and accidents caused by human pilot errors. With an on-demand ridesharing network, pilotless air taxi can increase the utilization of vehicles, improving travel efficiency and convenience for commuters. The resulting reduction in traffic congestion and commute times can significantly enhance the quality of life for urban residents.

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

Significant AAM Market Opportunities

The potential of global AAM market is immense and is expected to grow exponentially over the next few decades. The opportunities presented by the AAM market extend beyond just transportation. The emergence of eVTOL aircraft offers an alternative travel solution that is more efficient and sustainable than traditional modes of transportation such as helicopters, cars, and airlines. They have the potential to enable faster and more convenient travel, reduce traffic congestion and carbon emissions, and increase economic growth through job creation and new business opportunities.

China has positioned the low-altitude economy as one of the national strategic emerging pillar industries, and promoted increasingly favorable policies and regulations for the development and AAM operations of pilotless, electric, intelligent UAVs and eVTOL aircraft. In line with the national government’s strategic planning, local governments have introduced policies to support areas such as low-altitude aircraft vertiport construction, manufacturing, commercial operations, and technological innovation. As of July 2025, almost more than 90 cities in China have included low-altitude economy development in their work plans, creating a favorable environment for commercialization and industry growth. Based on its large populations and massive market demand, the China low-altitude economy market has great potential for our pilotless eVTOL aircraft with various use cases in aerial tourism, urban transportation, aerial logistics, emergency services, smart city management, etc. According to public information, it is estimated that the market size of the low-altitude economy will reach RMB2 trillion and there will be 100,000 units of eVTOL aircraft in China market by 2030. Besides, China’s efficient and cost-effective UAV and electric vehicle manufacturing and supply chain competence bolster up its AAM market growth potential.

Our Competitive Strengths

Pioneer and leader in the global AAM industry

As the world’s leading AAM technology platform company, we are the pioneer and leader in the global AAM industry with prominent first-mover advantages.

We unveiled the world’s first human-carrying pilotless eVTOL aircraft, the EH184, at CES in the U.S. in 2016, attracting worldwide interest and passion to this disruptive technological revolution and the emerging AAM industry.

We developed and established the first command-and-control system and center at our headquarters in Guangzhou, China, in 2017, enabling cluster management of our pilotless eVTOL aircraft and UAVs through an intelligent system platform.

In December 2019, EHang was successfully listed on Nasdaq following an initial public offering, becoming the world’s first publicly traded company in the AAM industry.

As a first mover, we not only design, develop, manufacture and sell our pilotless eVTOL aircraft and UAV products, but also actively collaborate with our customers and partners to explore various practical use cases through operating our products globally. As of December 31, 2025, the flight footprints of our human-carrying pilotless eVTOL aircraft have accumulated more than 83,000 safe, autonomous flights in 21 countries across Asia, Europe, the Americas and Africa, predominantly in China. The industry-leading flight record demonstrated our product safety, reliability, adaptability and performance in different environments.

We are also a first mover in certification breakthrough in global eVTOL aircraft industry. In 2023, our EH216-S obtained the TC and standard AC from the CAAC, demonstrating that the EH216-S complies with the CAAC’s safety standards and airworthiness requirements and is qualified for conducting human-carrying commercial operations. In March 2024, we further obtained the PC from the CAAC, allowing our mass production of EH216-S. In March 2025, Guangdong EHang General Aviation Co., Ltd. and our joint venture company Hefei Heyi Aviation Co., Ltd. were granted the OC for EH216-S commercial operations from the CAAC. These certificates are not only the world’s first for the new type of human-carrying pilotless eVTOL aircraft, but also serves as an epoch-making milestone for commercial AAM operations.

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

With safety as the orientation as well as our first priority above anything else, we innovate and stick to three fundamental technological principles, which are redundancy design, autonomous flying, and cluster management that are reflected in all of our products.

To ensure the safety, we adopt a full redundancy design and technologies in our products from day one in order to avoid single points of failure. Through the configuration of distributed electric propulsion, our pilotless eVTOL aircraft provide a safe and reliable propulsion system with backups for key components and sub-systems. If any would malfunction, the fail-safe system in our intelligent flight control systems can automatically monitor the situation in real time and quickly respond to restore the lost functionality through backups to ensure safety. For example, our EH216 series have 16 coaxial propellers driven by 16 independent motors mounted on eight arms. According to our tests, the aircraft could still land safely even if any three propellers were intendedly stopped in flight, although the probability of which happens is extremely rare in normal situations. Additionally, our redundancy design with multiple backups is also reflected in our electric systems, sensors, flight control systems, communication systems, etc. to strengthen safety and reliability of our products.

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

A rich set of product portfolio for diversified commercial solutions

Based on our first priority of safety as well as our three fundamental technological principles, we have developed an accessible, scalable, integrated AAM technology platform. Adhering to the philosophy of designing reliable, compact, and efficient pilotless aerial vehicles that meet the evolving needs of urban transportation, we have a rich set of innovative products with differentiated advantages for diversified and immense market demands.

Our proprietary products have multiple designs for different suitable uses, including the EH216 series multi-rotor eVTOL aircraft for low-altitude intra-city air mobility, VT series lift-and-cruise eVTOL aircraft for long-range inter-city air mobility, the medium-sized UAV Falcon B for industrial uses, and the small-sized GD series drones for aerial media performance. Additionally, we provide flexible and customized solutions for different customer demands for high-rise firefighting, and aerial logistics.

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

As of December 31, 2025, our R&D team accounted for 48.61% of our total employees. As of December 31, 2025, we had 506 issued patents, 324 pending patent applications, 698 registered trademarks, and 25 registered software copyrights, to protect our key technologies and intellectual property and maintain our core competitiveness in the long term.

Moreover, we are in extensive cooperations with industry-leading enterprises and academic institutions, including Tsinghua University, Changan Automobile, Inx Technology, Gotion Hi-Tech, Enpower, Minth Group, etc. to jointly develop next-generation technology solutions, components and products for further enhancing our eVTOL product capabilities and portfolio.

We are the first eVTOL company in the world having established a production base with production capabilities of pilotless eVTOL aircraft. Our Yunfu Production Facility ran into operation in June 2021, with an annual capacity of 300 units of eVTOL products at the Phase I plant. Since 2017, we have been certified to AS9100 or EN9100:2018, a globally recognized aerospace and aviation quality management system standard. Further, we obtained the PC from the CAAC in March 2024, allowing our mass production of the certified EH216-S pilotless eVTOL aircraft. Additionally, we can further increase our production capability by expanding the Phase II plant at the Yunfu Production Facility and more facilities in Hefei, Weihai, Beijing in China. This lays a solid cornerstone of our high-quality, efficient and sufficient product manufacturing and delivery capabilities.

Strong customer base and wide partnership network across the value chain to enable AAM ecosystem and commercial operations

With the first certified pilotless eVTOL aircraft available in the market ahead of our peers with years of the first mover advantage, we have accumulated a strong customer base and wide partnership network with key stakeholders worldwide including regulators, governments and public sectors, universities, aviation companies, tourism companies, infrastructure providers, telecommunication providers, industry associations, etc. We have also participated in a number of European Union’s AAM demonstration projects. Our joint efforts and collaborations across the value chain will empower the AAM ecosystem for commercial operations and sustainable development. In addition, the growing market demand for our products and solutions lays a solid foundation for our future revenue growth.

Our Leading Products and Solutions

Adhering to the three fundamental technological principles to ensure safety, which are redundancy, autonomous flying, and cluster management, we have designed, developed and provided turnkey total solutions to our customers including our proprietary pilotless eVTOL aircraft and UAVs, related operating systems and infrastructures.

Pilotless eVTOL Aircraft and UAVs

Based on different designs and uses, our product portfolio mainly consists of the EH216 series, the VT series, and the GD4.0.

•	EH216 Series

The EH216 series consists of the EH216-S (standard model), the EH216-F (firefighting model), and the EH216-L (logistics model). By a multirotor configuration with a compact and lightweight design, the EH216 series adopt a distributed electric propulsion with 16 propellers driven by 16 independent motors mounted on 8 arms, which not only ensures redundancy and flight safety, but also enables stable and accurate navigating, vertically takeoff and landing in urban airspace. With the eight arms folded, the size of the EH216 series is similar to a private car, taking minor space for storage and vertiports than helicopters and large-sized eVTOL aircraft, to provide higher flexibility and operation efficiency especially in urban areas.

Our flagship product the EH216-S is an electric dual-seat human-carrying pilotless eVTOL aircraft launched in 2018. Designed for short-to-medium-range low-altitude intra-city air mobility, it has a suitable flight performance for urban environment, the current maximum flight range of 30km, a flight time of 25min, and a top speed of 130km/h. With no pilot onboard, it can fly autonomously from the origin to the destination along pre-determined flight routes. Through a large panoramic windshield for wide vision and an intuitive tablet interface in front of the seats, people can enjoy the bird’s eye view, check the real-time flight status, and communicate with ground crew for support if needed. The modularized structure with an upper cabin for passengers and a lower compartment to house major components and sub-systems ensures structural safety to better protect people on board.

The EH216-F is a firefighting eVTOL aircraft launched in 2020. Customized for high-rise firefighting, it is equipped with customized firefighting devices, such as fire extinguishing projectiles and launchers, a firefighting foam tank and a high-pressure nozzle. It is capable of flying up to 600m height to distinguish high-rise fires accurately and efficiently, while traditional rescue ladders and fire nozzles cannot reach the height. In July 2021, the EH216-F has passed a comprehensive 10-month technical examination to prove its reliability and performance through 52 different types of tests by the China National Fire-Fighting Equipment Quality Supervision Testing Center, which is under the Ministry of Emergency Management of China.

The EH216-L is an aerial logistics eVTOL aircraft launched in 2020, customized for cargo transportation with 250kg payload.

•	VT Series

The VT series refers to a series of electric lift-and-cruise models we have designed and developed, consisting of the VT35, the VT20, and the VT10. They combine the advantages of both multirotor and fixed wings, enabling vertically takeoff and landing and longer flight range than multirotor aircraft, while with no requirement for large infrastructures such as runways.

The VT35 is a dual-seat passenger-carrying pilotless eVTOL aircraft, expanding our product portfolio into intercity mobility scenarios. VT35 features a lift-and-cruise layout with eight distributed lift propellers for vertical take-off and landing, transitioning to a pusher propeller and tandem fixed wings for efficient cruise flight. With a fully loaded design range of approximately 200 kilometers, VT35 delivers both long-range capability and compact versatility. Compared to its predecessor VT30, VT35 maintains superior aerodynamic efficiency and flight stability while achieving a more compact footprint – measuring approximately 8 meters in length and wingspan, and 3 meters in height, with a maximum takeoff weight of 950 kg. This compact design reduces ground operational risks and enhances cost-effectiveness. Notably, VT35 is compatible with existing EH216-S vertiports and can utilize a wide range of urban takeoff and landing sites, including parks, rooftops, parking lots, etc. This interoperability greatly enhances infrastructure utilization and supports seamless intercity air mobility directly between city centers.

The VT20 and the VT10 are electric medium-sized lift-and-cruise models with four propellers and fixed wings. They are designed for long-range surveillance, power line inspection, air delivery, and others.

•	GD4.0

The GD4.0 is our electric small-sized quadrotor UAV, which features aerial media performance drones for large-scale aerial advertising and light shows. With up to 45 minutes of flight time, centimeter-level positioning accuracy, robust performance in complex environments, and dynamic performance, the GD4.0 deeply integrates large-scale fleet management technology, precision navigation, and intelligent coordination. These capabilities enable the reliable execution of complex aerial formations by more than 20,000 drones, even under challenging low-temperature nighttime conditions. Supported by box-launch ability for rapid deployment, autonomous flight and reduced manpower requirements, the GD4.0 significantly enhances operational efficiency of aerial media performances.

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

Powered by advanced technologies, our command-and-control system allows for adaptability and scalability. Through continuous uplinks maintained between aircraft and the ground command-and-control system, we are able to simultaneously manage up to 22,580 units of UAVs with precision and accuracy to complete pre-defined actions and movements in the air for aerial media shows.

Besides the command-and-control system for large-scale operations and management, we have also developed an app to enable standalone operations through portable smartphones, tablets or computers to individually monitor and control our products.

As of December 31, 2025, except for the first UAV command-and-control center established in Guangzhou for our own use, we had delivered four command-and-control centers or systems along with suitable models as integrated packages for smart city management solutions to our customers in Shaoguan, Lianyungang, Hezhou and Shenzhen, China. These delivered command-and-control centers or systems are currently operated by our customers, while we provide related required trainings and technical supports. Besides, we sell UAVs to some smart city management customers on a standalone basis, which can be controlled by our app.

•	UAM Operational Platform

Digitization is essential for UAM flight operation and safety management. We have built a digital UAM operational platform architecture and established a visualized flight operation module for managing our pilotless eVTOL flight schedule, ground crew, availability of vertiports and landing pads, and other factors across the entire front-line UAM operational process. This platform, which has been put into trial running internally, is designed to connect and interact with the back-end command-and-control system, as well as the future front-end flight booking and payment service windows through either our own app or third-party apps, in order to provide the operation team with a clear and efficient management platform, and offer consumers a smooth flight booking and riding experience.

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

Currently, we focus on providing low-altitude urban air mobility solutions to our customers mainly through the sale of our EH216 series eVTOL products and related services including preparation for commercial operations, personnel training, maintenance and repair, etc. In addition, we intent to extent to long-range inter-city air transportation with our VT series eVTOL aircraft for the regional air mobility market in the future. We have delivered six units of the VT35 in 2025, for testing, demonstration and certification purposes.

To take aviation safety as our top priority and the social responsibilities as the first mover entering the emerging commercial market, we will take a prudent approach and business strategy to gradually expand commercial operation scenarios of our certified EH216-S human-carrying pilotless eVTOL aircraft in a safe, progressive manner. Starting from aerial sightseeing and flight experience in the tourism area, we will expand stage by stage under the regulator’s guidance to air transportation and on-demand air taxi travel in the long term.

China is our principal market. Driven by increasingly favorable policies and regulations for civil unmanned aviation and low-altitude economy in recent years, the massive local market demand for various commercial applications, and the TC, PC, AC and OC for our EH216-S from the CAAC, our total delivery volume for EH216 series eVTOL aircraft in 2025 was 169 units, including 164 units in China market, and five units in overseas markets.

Apart from delivery, we also actively prepare for the EH216-S commercial operations. In March 2025, our subsidiary Guangdong EHang General Aviation Co., Ltd. and our joint venture company Hefei HeYi Aviation Co., Ltd. were simultaneously granted the first batch of OCs by the CAAC, approving them as commercial operators to provide human-carrying pilotless eVTOL flight services with the certified EH216-S starting from their current operation sites in Guangzhou and Hefei. Meanwhile, we assist our customers in setting up for their flight operations, including planning operation sites, vertiports and flight routes, training operating ground crew team and maintenance staff, preparing for their OC application, and conducting trial operations at more than 40 sites across China.

In addition, we actively extend our partnership with industry stakeholders to pave the way for a long-term sustainable development of the AAM market. For instance, we partnered with China Communications Information & Technology Group and local governments in December 2024 for co-developing digital UAM infrastructure and low-altitude flight hubs across China. We partnered with the Civil Aviation Flight University of China in October 2024 to train skilled professionals for eVTOL operations and maintenance and address the estimated demand for millions of talents of the low-altitude economy sector in China. We partnered with Tsinghua University in July 2025 for establishing a world-class research center for scientific research, technology innovation and talent development in the low-altitude aviation field. We also partnered with the China Academy of Civil Aviation Science and Technology to deepen cooperation in resource sharing, joint innovation, key project collaboration, breakthrough research and development, standards system development and high-level talent cultivation, and accelerate the commercialization of the low-altitude economy and jointly promote the high-quality development of civil UAVs and eVTOL technologies.

Meanwhile, we are actively exploring and expanding international markets. We delivered a total of five units of EH216 series eVTOL aircraft to customers in Japan, Korea, Malaysia and Thailand in 2025. Additionally, in collaboration with our global customers and partners, we have expanded our eVTOL flights in Spain, Japan, Thailand, Rwanda, Indonesia and Qatar in 2025. As of December 31, 2025, the flight footprints of our pilotless eVTOL aircraft have accumulated more than 83,000 safe flights in 21 countries globally. Meanwhile, we have been working with the aviation regulators in multiple countries for local certifications or approvals of our eVTOL trial flights, validation of TC, and commercial operations in the future. In October 2025, we launched a pioneering AAM Sandbox Initiative in Thailand, which is designed to accelerate the pathway toward future commercial operations of our EH216-S pilotless eVTOL aircraft there.

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

As of December 31, 2025, except for the first UAV command-and-control center established in Guangzhou for our own use, we had delivered four command-and-control centers or systems along with suitable models as integrated packages for smart city management solutions to our customers in Shaoguan, Lianyungang, Hezhou and Shenzhen, China. These delivered command-and-control centers or systems are currently operated by our customers, while we provide related required trainings and technical supports. Besides, we sell UAVs to some smart city management customers on a standalone basis, which can be controlled by our app.

Aerial Media

We were the first company to launch the aerial media solutions in 2016 and are a leading player in providing aerial media performances, also known as drone light shows. Our services involve managing and choreographing a fleet of UAVs that are equipped with LED lights into a series of moving images. We utilize a range of proprietary navigation technologies, operating systems, and infrastructure to deliver smooth and mesmerizing UAV formations, synchronized movement and accurate display of two-dimensional and three-dimensional patterns, brand logos, or messages. Our remote command-and-control capacity and auto formation flight system enable us to support diverse flight missions and light effects with varying degrees of difficulties. We also use real-time kinematic satellite-based navigation technology (RTK-GPS) to achieve centimeter-level positioning precision for our UAVs. We not only provide large-scale aerial media performance services for outdoor events such as celebrations, festivals, and brand campaigns, but also offer aerial media packages that includes our proprietary GD4.0 UAVs and relevant software to our customers who are able to design and carry out performances themselves with our products.

As of December 31, 2025, we, together with our customers and partners, had completed over 480 aerial media performances by our UAVs in Asia, Africa and Europe. Moreover, we broke the Guinness World Records with our aerial media performances for several times, including the recent record of “the most multirotor/drones airborne simultaneously from a single computer” by 22,580 units of our GD4.0 formation drones at the CMG 2026 China Spring Festival Gala Hefei venue in February 2026.

Our Business Strategies

Extend our technological leadership

We plan to continue to invest in technological innovation to cement our leadership in pilotless eVTOL aircraft technologies and establish ourselves as the industry benchmark for AAM commercial solutions. We will continue to expand our talent pool and intellectual property, and drive innovation.

Expand our product portfolio and strengthen our platform

We plan to continue to optimize our existing models, expand our product portfolio, and obtain required certificates for commercial applications. We will continue to develop and certify more models for different uses. We will continue to develop our technology platform and ancillary products and services to strengthen our ability to provide end-to-end AAM commercial solutions that address the growing needs of our customers.

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

Keep enhancing commercial operation capabilities

We will keep developing and improving our AAM digital operational platform for an effective and efficient management of aircraft, flight schedule and routes, ground crew, vertiports, air traffic, and approved airspace. In addition, we will continue to enhance commercial operation capabilities by expanding air mobility operation team, improving operational standards and rules, and exploring feasible and replicable commercial operational mode together with our business partners.

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

Expand strategic partnerships across the value chain to develop a sustainable AAM ecosystem

We plan to continue to expand our partnership network across the value chain in the global AAM industry with business partners and regulatory agencies to foster and grow the commercial eVTOL aircraft market and develop a sustainable AAM ecosystem.

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

During the airworthiness certification by the CAAC, our R&D and certification team have well demonstrated their professionalism, comprehensive expertise and innovation spirit, and thoroughly and rigorously validated the safety, airworthiness, performance, functionality, usability and reliability of our EH216-S through over 500 specific test items, more than 40,000 test flights for adjustments, and formal conformity validation tests encompassing 65 major categories and over 450 individual test items. These tests included but were not limited to main material performance, structural strength, flame resistance, crashworthiness, gas toxicity, environmental conditions of equipment and systems, software simulation, data links, ground control stations, overall system functionality, electromagnetic compatibility, flight performance and flight stability characteristics. As of December 31, 2025, the flight footprints of our human-carrying pilotless eVTOL aircraft have accumulated more than 83,000 safe flights in 21 countries across Asia, Europe, the Americas and Africa. The industry-leading flight record demonstrated our technology and product safety, reliability, adaptability and performance in diversified environments.

Manufacturing, Quality Control and Supply Chain

As an original equipment manufacturer of eVTOL aircraft and UAVs, we adopt a safe, compliant, lean and efficient production strategy across our business, focusing on effective prototyping, manufacturing, supply chain management, final assembly, integration, quality control and final acceptance testing.

Manufacturing

We currently have a production facility in Yunfu city, Guangdong province, China, which commenced operation in June 2021. It has a total gross floor area of approximately 48,000 square meters, equipped with a series of function areas across the production processes for different types of our products from manufacturing of key components and carbon fiber composite airframes to aircraft assembling and flight testing. In 2025, the Yunfu facility reached an annual production capability of 1,000 units of eVTOL aircraft and related components following the completion of the Phase II plant. The Phase II plant entered trial operations and was engineered to enhance production quality and efficiency by smart manufacturing, featuring a full-process Manufacturing Execution System, paperless operations, Automated Guided Vehicles for automated material calling and delivery, and visual error-proofing systems. As of December 31, 2025, there were 310 contract workers from an independent third-party entity who were involved in the manufacturing of our products in the Yunfu production facility. In addition, we are preparing two additional production facilities in Heifei city, Anhui province, China and Weihai city, Shandong province, China. We also plan to establish a production hub in Beijing focused on emergency rescue equipment, including the EH216-F firefighting aircraft. We expect the production of the Hefei and Weihai facilities to commence following the receipt of relevant PCs.

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

We are committed to a high level of quality assurance. Since 2017, we have been certified to AS9100 or EN9100:2018, a globally recognized aerospace and aviation quality management system standard. Further, we obtained the PC from the CAAC in March 2024, allowing our continued mass production of the certified EH216-S. During the PC certification process, our mass production capabilities and quality management system, which encompasses raw materials, supplier management, production organization, production quality control, aircraft pre-delivery test, after-sales repair and maintenance, etc., have been thoroughly validated by the CAAC.

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

Marketing, Sales and After-Sales Services

Marketing

As the first mover in the emerging AAM industry, we have spent years dedicated to educating the stakeholders of regulators, partners, customers and end users with our innovative and cutting-edge pilotless eVTOL aircraft technologies and knowledges, to increase social acceptance of this new way of air mobility, and to promote the visibility of our EHang brand and products globally. We believe these are necessary and significant efforts to accumulate our customer base and partner network, to cultivate the new market from the infancy stage evolving to the mature period, and to catalyze the establishment of AAM ecosystem for the commercial operations.

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

On top of our sales in the PRC, we have exported our products to Asia, Europe, Africa, North America and South America. In 2023, we delivered our EH216 series products to customers in Japan, Brazil, Colombia, Saudi Arabia and Qatar. In 2024, we delivered our EH216 series products to customers in Japan, Brazil, the United Arab Emirates and the Dominican Republic. In 2025, we delivered five units of the EH216 series products to customers in Japan, Malaysia, Thailand and Korea. We strive to ensure that our exported products comply with the regulatory and safety standards of the local markets.

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

Operational Services

With our strategic positioning to be a AAM platform operator, we adopt an integrated business model by selling products and solutions and providing operational services.

For commercial operations, we have established a well-trained in-house air mobility operation team specifically for flight operations of our pilotless eVTOL aircraft, including the staff for route planning, flight operations, safety management, regulatory compliance, digital operational platform, sales and marketing.

As of December 31, 2025, we and our customers have completed about 83,000 safe flights in 21 countries across Asia, Europe, the Americas and Africa, predominantly with the EH216 series pilotless eVTOL aircraft in China, mainly for aerial sightseeing and tourism applications. In this process, we have been exploring and improving operational procedures and safety rules, running our digital UAM operational platform on a trial basis, and developing feasible, replicable operational expertise and mode. It lays a solid foundation for our eVTOL operators to initiate commercial operations after required certifications and approvals are completed.

Competition

We operate in the emerging AAM industry, and provide various commercial solutions, including air mobility, smart city management and aerial media solutions. Our air mobility solutions may be alternatives with better efficiency and economics to those offered by traditional industry players, such as helicopters and ground transportation service providers. We believe the primary competitive factors in our markets include technological innovation, safety, certification, quality, user experience, and operational and manufacturing efficiency.

We believe we are the first mover and a leader in air mobility solutions. We are the world’s first company to secure the TC, PC, standard AC and OC for human-carrying pilotless eVTOL aircraft from the aviation authority, allowing for commercial operations and mass production of our eVTOL aircraft. In comparison, according to our knowledge, most of our domestic and foreign peer companies have no such certificates yet and may still need years for them to obtain. In addition, our eVTOL aircraft’s unique features of compact, lightweight design, and autonomous flying and cluster management technologies enable higher safety, efficiency and economics for air taxi commercial operations in urban areas compared with other larger-sized, heavier, human-piloted, higher-cost aircraft products. In other areas of our business, including aerial logistics, smart city management and aerial media solutions, we also face several major competitors in separate field. We believe that we are strategically positioned in the commercial AAM market with exceptional pilotless eVTOL aircraft technologies, innovation capabilities, certifications, broad use cases and leading positions in providing integrated smart city management solutions and aerial media solutions.

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

As of December 31, 2025, we had 506 issued patents, 324 pending patent applications, 698 registered trademarks, and 25 registered software copyrights. We will continue to expand our intellectual property portfolio.

Seasonality

Because of the nature of our business model, our overall business may experience a pattern of seasonality. For instance, some of our specific businesses such as aerial media solutions have showed seasonality in which we may receive more revenues from such business in major holidays. We may also have a lower number of deliveries of our products in the first quarter of each fiscal year due to holiday seasons. We may experience more pronounced seasonality as our business continues to expand.

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

General Laws and Regulations Relating to Civil Aviation Administration

On October 30, 1995, the Standing Committee of the National People’s Congress of the People’s Republic of China adopted the Civil Aviation Law of the People’s Republic of China (hereinafter referred to as the “Civil Aviation Law”), which was subsequently amended on August 27, 2009, April 24, 2015, November 7, 2016, November 4, 2017, December 29, 2018 and April 29, 2021. The Civil Aviation Law establishes the general principles and rules for civil aviation administration and domestic airspace management. Pursuant to the Civil Aviation Law, the State has absolute and exclusive sovereignty over its territorial airspace. The division of airspace must take into consideration the needs of both civil aviation and national defense and security, as well as the interests of the public, with a view to effect a rational, full and efficient use of the airspace. Detailed measures for airspace control will be formulated by the State Council and the Central Military Commission. The State Council’s department in charge of civil aviation will exercise uniform supervision and administration of civil aviation activities nationwide and will, in accordance with the law and the decisions of the State Council and within the limits of its authority, promulgate regulations and decisions concerning civil aviation activities. Regional civil aviation administration office established by the State Council’s department in charge of civil aviation will supervise and administer civil aviation activities within their respective regions in accordance with the authority delegated by the State Council’s department in charge of civil aviation. In addition, where it is otherwise provided for by the State Council or the Central Military Commission on the administration of unmanned aircrafts, such provisions shall prevail.

On May 24, 2017, the Ministry of Transport promulgated the Civil Aviation Product and Parts Certification Regulations (hereinafter referred to as “CCAR-21”), which came into force on July 1, 2017. The purpose of these Regulations is to ensure the airworthiness of civil aviation products and parts, and they apply to the type certification, production certification and airworthiness certification of civil aviation products and parts.

On February 11, 2022, the Ministry of Transport promulgated the Certificate Rules on Civil Aircraft Maintenance Organization (hereinafter referred to as “CCAR-145”), which came into force on July 1, 2022. The purpose of these Rules is to regulate the issuance and administration of civil aircraft maintenance organization certificates and ensure the continued airworthiness and flight safety of civil aircrafts, and apply to the qualification certification, supervision and administration of organizations which have obtained civil aircraft maintenance organization certificates (hereinafter referred to as the “MO”). MO include Independent MO and Operator’s MO; Independent MO shall include Domestic MO and Foreign MO.

On May 31, 2023, the State Council and the Central Military Commission jointly promulgated the Interim Regulations on the Operation Management of Unmanned Aerial Vehicle (hereinafter referred to as the “Interim Regulations on UAV”), which entered into force on January 1, 2024. The Interim Regulations on UAV classify UAV into five categories (micro, light, small, medium and large) based on performance indicators, and establish a full-chain management system covering airworthiness certification, registration management, operation requirements, airspace and flight activity management, operator management, liability insurance, etc. As China’s first administrative regulation comprehensively regulating the flight management of UAV, the Interim Regulations on UAV clarify the management system, objects and contents, realize the legalization of classification, scope, authority, procedures and responsibilities, and provide important guidelines for the high-quality implementation of low-altitude safety management.

On January 1, 2024, the Ministry of Transport promulgated the Rules for the Administration of Operational Safety of Civil Unmanned Aerial Vehicle (hereinafter referred to as the “UAV Safety Rules” or “CCAR-92”), which entered into force on the same day. The UAV Safety Rules require real-name registration and risk-based operational classification of UAVs, clarify the basic requirements, scope of application, application and review procedures for airworthiness management, airspace management and operation management, and specify safety operation requirements for operators. Its promulgation marks PRC’s entry into an era of standardized and legalized unmanned aircraft supervision, and has become a milestone in maintaining aviation order, ensuring public safety, and promoting the healthy and orderly development of the AAM industry.

Regulations on Airworthiness Management of UAV

•	Design Approval

Design approval refers to a certificate issued by the Civil Aviation Administration of China (the “CAAC”) to confirm that the design of a model of aviation product complies with relevant airworthiness regulations and requirements. Forms of design approval include Type Certificates (“TC”) and Supplemental Type Certificates. A civil aircraft can only be put into production and use after passing type certification.

Pursuant to the Civil Aviation Law, application shall be filed with the competent civil aviation authority under the State Council for type certificate for the design of civil aircraft and is engines, propellers and on-board equipment. A type certificate shall be issued accordingly if found qualified through examination.

Pursuant to the relevant provisions of the Interim Regulations on UAV, CCAR-92 and CCAR-21, entities engaged in the design of medium and large unmanned aircraft systems (including unmanned aircraft and their remote-control stations, etc.) shall apply to the competent civil aviation authority of the State Council for design approval of civil unmanned aircraft in accordance with the law. The “Design Approval” chapter of CCAR-92 specifies the application and issuance of Type Certificates and Supplemental Type Certificates, the administration of certificate holders, and the basic requirements for the design assurance systems of applicants and holders.

The Airworthiness Certification Management Procedure for Civil Unmanned Aircraft System (hereinafter referred to as the “Airworthiness Certification Management Procedure”) issued by CAAC on December 19, 2022, specifies the certification principles for design approval, specific requirements for design assurance systems, type certification processes, and the administration of design approval. In addition, CCAR-92 clearly sets out the eligibility requirements for applicants for design approval: applicants shall have established or be in the process of establishing a design assurance system that meets the requirements, formulated a design assurance manual in compliance with CAAC’s requirements, and further specifies the application documents and applicable requirements for the corresponding civil unmanned aircraft systems.

Pursuant to CCAR-92, an applicant may obtain a Type Certificate for the corresponding civil unmanned aircraft system if it has established a design assurance system that meets the requirements, and the corresponding civil unmanned aircraft system complies with the applicable requirements and conditions confirmed by CAAC. For design modifications to civil unmanned aircraft systems, CAAC may issue a Supplemental Type Certificate to the applicant if it confirms that the applicant has a design assurance system that meets the requirements and the design modification applied for approval complies with the applicable requirements.

Unless otherwise specified by laws, regulations and rules, Type Certificates and Supplemental Type Certificates shall be valid for a long term.

•	Production Approval

Production approval refers to a certificate issued by CAAC to entity to authorize the production of civil aviation products in accordance with the approved design and quality system. For an entity engaging the business of manufacturing civil aircraft products, this certificate is the Production Certificate (“PC”).

Pursuant to the Civil Aviation Law, application shall be filed with the competent civil aviation authority under the State Council for production certificate for the production of civil aircraft and is engines, propellers and on-board equipment. A production certificate shall be issued accordingly if found qualified through examination.

Pursuant to the relevant provisions of the Interim Regulations on UAV, CCAR-92 and CCAR-21, entities engaged in the production of medium and large civil unmanned aircraft systems shall apply to the competent civil aviation authority of the State Council for production approval of civil unmanned aircraft in accordance with the law. The “Production Approval” chapter of CCAR-92 specifies the application and issuance of Production Certificates, the administration of Production Certificate holders, and the management of production based on Type Certificates.

CCAR-92 clearly sets out the eligibility and requirements for Production Certificate applicants: applicants for Production Certificates must hold or have applied for a Type Certificate or Supplemental Type Certificate, and shall establish and document a quality system that meets CAAC’s regulations and provide a quality manual. In addition, the Production Approval and Supervision Procedure issued by CAAC on December 6, 2023, further specifies the specific requirements and review processes for production approval, as well as the supervision requirements for Type Certificates holders and product-based system review requirements.

Pursuant to CCAR-92, after confirming that the applicant meets the relevant requirements, CAAC shall issue a Production Certificate to the applicant, authorizing it to conduct production activities in accordance with the specified quality manual. The issuance of a Production Certificate indicates that the applicant has established a complete quality system that meets the requirements, ensuring that each civil unmanned aircraft and its components produced comply with the approved design and are in a safe and usable condition. If civil unmanned aircraft systems have similar production characteristics, more than one type of civil unmanned aircraft system may be produced under a single Production Certificate. The Production Limitation Record is part of the Production Certificate, which lists the serial numbers and types of the Type Certificates or Supplemental Type Certificates of each civil unmanned aircraft system permitted to be produced by the Production Certificates holder.

Unless otherwise specified by laws, regulations and rules, Production Certificates shall be valid for a long term. If the location of production facilities is changed, additional Type Certificates or Supplemental Type Certificates are added, additional product types of civil unmanned aircraft are added, or both design approval and product types are added, the applicant shall apply to CAAC for modification of the Production Certificate.

In addition, pursuant to the Several Provisions on the Administration of the Production of Civil Unmanned Aerial Vehicle promulgated by the Ministry of Industry and Information Technology on December 18, 2023 and effective as of January 1, 2024, civil UAV producers shall assign a unique product identification code to each civil UAV they produce, which shall include the producer’s name code, product model code and serial number. Civil UAV producers shall file the information of the unique product identification code with the Ministry of Industry and Information Technology before putting the civil UAV into the market. Civil UAV producers shall not install malicious programs in civil UAV; if they discover defect or loophole etc. in network or data security in UAV, they shall immediately take remedial measures, promptly inform users in accordance with relevant national regulations, and report to the competent industry and information technology department of the local people’s government at or above the county level at its domicile or to the competent department of communications at the provincial level. The State encourages producers of civil unmanned aircraft to protect cyber and information security by using commercial passwords and other technical means according to the law.

•	Airworthiness Approval

Airworthiness approval refers to a certificate issued by CAAC for certain product of an aircraft, aircraft engine, propeller or component to confirm that such aircraft, aircraft engine, propeller or component complies with the approved design and is in a safe and usable condition. Pursuant to the Civil Aviation Law, a civil aircraft possessing the nationality of the PRC may fly only if it holds an Airworthiness Certificate (“AC”) issued by the competent civil aviation authority of the State Council.

Pursuant to the relevant provisions of the Interim Regulations on UAV, CCAR-92 and CCAR-21, airworthiness approval applies to medium and large civil unmanned aircraft systems engaged in specific category operations and certified category operations. The “Airworthiness Approval” chapter of CCAR-92 specifies the application, issuance and administration of Airworthiness Certificates such as Standard Airworthiness Certificates, Special Airworthiness Certificates, Special Flight Permits and Export Airworthiness Certificates, among which: Standard Airworthiness Certificates apply to normal and transport category civil unmanned aircraft systems that have obtained Type Certificates; Special Airworthiness Certificates apply to restricted category civil unmanned aircraft systems that have obtained Type Certificates; Special Flight Permits apply to civil unmanned aircraft systems that have not obtained valid Airworthiness Certificates or may not meet relevant airworthiness requirements but can safely conduct relevant flight activities under certain restrictive conditions.

In addition, for civil unmanned aircraft systems intended for export overseas, if the importing country has special requirements, the exporter or its authorized representative shall apply for an Export Airworthiness Certificate for the system in accordance with the relevant requirements proposed by the importing country. However, the Export Airworthiness Certificate shall not serve as a document approving the operation of the civil unmanned aircraft system.

Pursuant to CCAR-92 and the Airworthiness Certification Management Procedure, the owner or possessor of a civil unmanned aircraft system that has completed real-name registration in accordance with relevant requirements may apply for an Airworthiness Certificate for the civil unmanned aircraft system. The applicant shall submit an application form and relevant documents proving the airworthiness of the aircraft system, and accept the airworthiness inspection of the aircraft system by CAAC. CAAC shall issue the Airworthiness Certificate after completing the airworthiness inspection and confirming that the applicant meets the requirements. However, for new civil unmanned aircraft systems manufactured in accordance with Production Certificates, CAAC may issue the Airworthiness Certificate without conducting an airworthiness inspection after verifying the application materials submitted by the applicant. Any modification to the Airworthiness Certificate of a civil unmanned aircraft system shall be applied for to CAAC.

During the registration of a civil unmanned aircraft in the PRC, unless the Airworthiness Certificate is suspended, revoked, or CAAC specifies an expiration date otherwise, the Airworthiness Certificate shall remain valid for a long term if the civil unmanned aircraft is maintained in accordance with relevant regulations and operated in compliance with operational restrictions.

•	Ensuring Continuous Airworthiness

Pursuant to the Civil Aviation Law, the owner or lessee of a civil aircraft shall use the aircraft in accordance with the scope of use prescribed in airworthiness certificate, conscientiously carry out the maintenance of aircraft, and ensure its airworthiness.

Pursuant to the CCAR-145, Independent MO and Operator’s MO (including Domestic MO and Foreign MO) engaged in the maintenance of civil aircraft, their engines, propellers and on-board equipment shall apply for and obtain a Maintenance Certificate. The Independent MO refers to a MO which is independent from aircraft operators; the Operator’s MO refers to the MO set up by an operator or jointly with others, but controlled or actually managed by the operator, and designated to provide maintenance services for the aircraft or aircraft components of the operator itself. The operator’s MO shall be treated as an independent MO while providing maintenance services for the third-party organizations. The Maintenance Certificate is applicable for enterprises commercial routes and perform maintenance work in-house, but it remains unclear under the requirement set forth in the CCAR-145 that whether manufacturers that provide repair and maintenance services are required to obtain the Maintenance Certificate. In addition, given that we are a manufacturer of civil aircraft, whose corresponding maintenance business is not segregated from the production line and who does not provide maintenance services for civil aircraft products produced by third-party manufacturers, we are therefore not considered an Independent MO, nor do we need to obtain Maintenance Certificate at the present stage.

Pursuant to CCAR-92, to ensure the airworthiness of civil unmanned aircraft systems, operators shall designate maintenance personnel or organizations with specific qualifications to perform the following maintenance work. Except that the qualifications of maintenance personnel or organizations for civil unmanned aircraft based on traditional aircraft design shall comply with the relevant requirements of the General Operating and Flight Rules (hereinafter referred to as “CCAR-91”), the qualification requirements for personnel or organizations performing maintenance work on civil unmanned aircraft systems are as follows: (i) for non-complex maintenance work on medium and large civil unmanned aircraft and their components, the work shall be performed by at least personnel who have passed the model-specific maintenance training in accordance with the specifications recommended by the manufacturer; (ii) for maintenance work on small civil unmanned aircraft, the work shall be performed by at least personnel who have passed the necessary unmanned aircraft maintenance knowledge and model-specific maintenance training; (iii) any personnel who have obtained a maintenance personnel license in accordance with the Civil Aircraft Maintenance Personnel License Management Rules (hereinafter referred to as “CCAR-66”) shall be deemed to meet the qualification requirements of the aforementioned personnel; (iv) for complex maintenance work on medium and large civil unmanned aircraft and their components, the work shall be performed by MO approved in accordance with the CCAR-145; (v) for maintenance work on remote control stations and control links, the work shall be performed by personnel who have passed the special training recommended by the manufacturer of the civil unmanned aircraft system or its service provider.

The Aircraft Evaluation Group (AEG) of CAAC issued the EH216-S Aircraft Evaluation Report (AER.080E—Initial Version) on June 15, 2024, confirming that the content specified in the “Maintenance Personnel Qualification Specifications” chapter of the report will serve as the qualification requirements for maintenance personnel under the framework of China’s civil aviation regulations. The report clarifies that, given that the EH216-S unmanned aircraft is not based on traditional aircraft design, there is no requirement for maintenance personnel to hold an aircraft maintenance personnel license or model endorsement, but they shall complete the training in accordance with the EH216-S Unmanned Aircraft System Model-Specific Maintenance Training Specifications (Document No.: S-942TD521, Version A and subsequent revisions). The aforementioned training specifications mainly target the non-complex maintenance work of the EH216-S unmanned aircraft and its components and note that the EH216-S unmanned aircraft system does not involve complex maintenance work at present. The operational and continuous airworthiness documents recognized by AEG, including but not limited to the EH216-S Flight Manual, EH216-S Maintenance Manual and EH216-S Remote Operator Manual, and their revisions, will be directly provided by EHang to aviation operators or MO. In addition, EHang may provide model- specific maintenance training for maintenance personnel of the EH216-S unmanned aircraft system.

Regulations on Registration Management of UAV

Pursuant to the relevant provisions of the Interim Regulations on UAV and CCAR-92, the owner of a civil unmanned aircraft shall conduct real-name registration in accordance with the law, and the specific measures shall be formulated by the competent civil aviation authority under the State Council jointly with other relevant departments. Civil unmanned aircraft used for overseas flights shall make nationality registration pursuant to the law.

•	Real-Name Registration

Pursuant to the relevant provisions of the Measures for the Administration of Real-Name Registration of Civil Unmanned Aircraft issued and implemented by CAAC on May 16, 2017, owners of civil unmanned aircraft must conduct real-name registration in accordance with the requirements as of June 1, 2017.

Pursuant to CCAR-92, the owner of a civil unmanned aircraft shall conduct real-name registration on the Civil Unmanned Aircraft Comprehensive Management Platform (UOM) in accordance with the provisions and obtain a registration mark before activating and using the civil unmanned aircraft. As of January 1, 2024, producers of civil unmanned aircraft shall ensure that the unmanned aircraft they produce are equipped with the function of being activated and used only after real-name registration and shall register the model information of their produced products on the UOM. If the contact information or other information of the owner or possessor changes or the use of the civil unmanned aircraft changes, the owner shall update the information. The validity period of real-name registration shall be from the date of issuance to the date of cancelation of registration.

•	Nationality Registration

Pursuant to CCAR-92 and the Civil Unmanned Aircraft Nationality Registration Management Procedure issued by CAAC on January 20, 2023, civil unmanned aircraft involved in overseas flights or manned flights shall apply for the nationality of civil unmanned aircraft of the PRC in accordance with the requirements. A civil unmanned aircraft shall not have dual nationalities. The applicant shall fill in an application form for a nationality registration certificate. If the application is deemed to comply with the provisions after review, CAAC shall issue a nationality registration certificate and register it in the Nationality Register of Civil Unmanned Aircraft of the PRC. The validity period of the nationality registration certificate of a civil unmanned aircraft shall be from the date of issuance to the date of modification or cancelation of registration.

Operators operating civil unmanned aircraft with the nationality registration of the PRC outside the territory of the PRC shall comply with the following provisions: (i) over the high seas, comply with the annexes to the Convention on International Civil Aviation and relevant rules; (ii) within the territory of other countries, comply with the effective laws, regulations and procedures of the host country concerning the operation of civil unmanned aircraft.

Regulations on Operation Management of UAV

•	Operation Approval Management

Pursuant to the Civil Aviation Law, general aviation refers to civil aviation operations other than public air transport with civil aircraft, including aerial work in the fields of industry, agriculture, forestry, fishery and building industry, as well as flight operations in medical and health work, emergency and disaster relief, meteorological service, ocean monitoring, scientific experiments, education and training, culture and sports. Organizations which engage in general purpose aviation of a non-business nature shall file with the State Council’s department in charge of civil aviation for the record. An organization which engages in general purpose aviation of a business nature must apply for a Business Permit For General Purpose Aviation with the State Council’s department in charge of civil aviation. On August 4, 2020, the Ministry of Transport promulgated the Measures for the Administration of General Aviation Operation Approval (hereinafter referred to as “CCAR-290”), which came into force on January 1, 2021. Pursuant to which, enterprises engaged in commercial general aviation activities shall obtain a Business Permit for General Purpose Aviation. Civil aircraft include manned aircraft and unmanned aircraft. Therefore, prior to the entry into force of the Interim Regulations on UAV, enterprises engaged in general aviation operations were required to apply for a Business Permit for General Purpose Aviation.

Pursuant to the relevant provisions of the Interim Regulations on UAV and CCAR-92, units using civil unmanned aircraft other than micro civil unmanned aircraft for flight activities shall meet the following conditions and apply to the competent civil aviation authority of the State Council or the regional civil aviation administrative agency for a Remotely Piloted Aircraft Systems (RPAS) Air Operator Certificate (hereinafter referred to as “Operator Certificate” or “OC”): (i) have the management institutions, management personnel and operators meeting the requirements of these Regulations for the implementation of safe operations; (ii) have unmanned aircraft and relevant facilities and equipment meeting the requirements of safe operations;(iii) have the management systems and operating procedures required for the implementation of safe operations to ensure the continuous ability to implement safe operations in accordance with the systems and procedures; (iv) for units engaged in commercial activities, they shall also be profit-making legal persons. After receiving the application, the civil aviation administrative department shall conduct an operational safety assessment and make a decision on approval or disapproval in accordance with the law based on the assessment results. If approved, an Operator Certificate shall be issued. The operation of agricultural unmanned aircraft with a maximum take-off weight not exceeding 150 kilograms for agricultural, forestry, animal husbandry and fishery operations in the applicable airspace above agricultural, forestry, animal husbandry and fishery areas (hereinafter referred to as “regular agricultural unmanned aircraft operation flight activities”) does not require obtaining an Operator Certificate. Meanwhile, the Interim Regulations on UAV further clarify that engaging in commercial general aviation flight activities after obtaining an Operator Certificate and engaging in regular agricultural unmanned aircraft operation flight activities do not require obtaining a Business Permit For General Purpose Aviation and an Operation Certificate.

CCAR-92 specifies that the types of civil unmanned aircraft operations include: (i) Hover Operation; (ii) Line Operation; and (iii) Others. The commercial operation categories include: (i) Passenger Transportation; (ii) Person onboard; (iii) Laden; (iv) Training; and (v) Others. Meanwhile, CCAR-92 further specifies the issuance conditions, application materials, review procedures, etc. for Operator Certificates. In addition, CAAC issued a notice on soliciting opinions on the Application and Issuance of Operational Approval under CCAR-92 on March 15, 2024, providing guidance for operators applying for operational approval under the Rules for Unmanned Aircraft Safety and clarifying the standard formats of civil unmanned aircraft Operator Certificates and operational specifications.

Unless otherwise specified by laws, regulations and rules, an Operator Certificate shall be valid for 24 calendar months from the date of issuance or renewal.

•	Airspace Management and Flight Control

Pursuant to the Civil Aviation Law, the specific measures for airspace management shall be formulated by the State Council and the Central Military Commission. Within a designated controlled airspace, one air traffic control unit shall be responsible for the air traffic control of aircraft in that airspace. Civil aircraft conducting flight activities in controlled airspace shall obtain the approval of the air traffic control unit. Pursuant to the General Flight Rules of the People’s Republic of China promulgated by the State Council and the Central Military Commission on October 18, 2007 and effective as of 00:00 on November 22, 2007, the flight control within the territory of China shall be uniformly organized and implemented by the Air Force of the Chinese People’s Liberation Army, and the relevant flight control departments shall provide air traffic control services in accordance with their respective division of responsibilities. The organization and implementation of general aviation flight activities must go through the approval procedures in accordance with relevant provisions and submit a flight application to the local flight control department. The content of the flight application includes: the nature of the task, the type of aircraft, the flight scope, the start and end time, the flight altitude and flight conditions, etc. Prior to conducting any flight activities within the territory of China (including demonstration and test flights of unmanned aircraft, and take-offs related to aerial media solutions and logistics services), an application must be submitted in advance and approved.

Pursuant to the relevant provisions of the Interim Regulations on UAV and CCAR-92, China designates Unmanned Aircraft Controlled Airspace (hereinafter referred to as “Controlled Airspace”) as needed. Airspace above 120 meters above ground level, air restricted areas, air prohibited areas and their surrounding airspace, ultra-low-altitude flight airspace for military aviation, and the airspace above the following areas shall be designated as Controlled Airspace: (i) airports and certain surrounding areas; (ii) certain areas on the Chinese side of national borders, actual control lines and border lines; (iii) military restricted areas, military administrative areas, supervision places and other classified units and certain surrounding areas; (iv) important military industrial facility protection areas, nuclear facility control areas, production and storage areas of flammable, explosive and other dangerous goods, and large-scale storage areas of combustible important materials; (v) public infrastructure such as power plants, substations, gas stations (LPG stations), water supply plants, public transportation hubs, aviation and power hubs, major water conservancy facilities, ports, expressways, and electrified railway lines, as well as certain surrounding areas and drinking water source protection areas; (vi) facilities requiring special protection of the electromagnetic environment such as radio observatories, satellite measurement and control (navigation) stations, aeronautical radio navigation stations, and radar stations, as well as certain surrounding areas; (vii) important revolutionary memorial sites, important immovable cultural relics and certain surrounding areas; (viii) other areas specified by the national air traffic management leading body. The airspace outside the scope of Controlled Airspace is the applicable airspace for micro, light and small civil unmanned aircraft. No unmanned aircraft flight activities shall be conducted in Controlled Airspace without the approval of the air traffic management authority.

Pursuant to the Interim Regulations on UAV, the competent civil aviation, public security, industrial and information technology, market supervision and administration departments of the State Council shall be responsible for the relevant management of unmanned aircraft nationwide in accordance with their division of responsibilities. Unless otherwise specified by these Regulations, units or individuals organizing unmanned aircraft flight activities shall submit a flight activity application to the air traffic management authority before 12:00 on the day preceding the intended flight. The air traffic management authority shall make a decision on approval or disapproval before 21:00 on the day preceding the flight.

On November 16, 2018, the Civil Aviation Administration of China Southern Regional Administration promulgated the Interim Measures for the Administration of Unmanned Aircraft Flights in the Shenzhen Area. Pursuant to these Measures, the Staff Department of the Southern Theater Command Air Force is responsible for organizing and implementing the pilot work of unmanned aircraft flight management in the Shenzhen area. Unmanned aircraft operation units and individuals shall declare the airspace to the flight control department of the Southern Theater Command Air Force five working days before the flight implementation. The flight control department of the Southern Theater Command Air Force shall, after synthesizing the opinions of the civil aviation administrative department and the public security organ, make a decision on approval or disapproval two working days before the flight implementation. For small, medium and large unmanned aircraft to carry out flight activities, they must first obtain airspace use approval. After the airspace application is approved, a flight application shall be submitted through the designated declaration platform before 15:00 on the day preceding the intended flight. The military aviation flight control department shall give a reply before 21:00 on the day preceding the flight and distribute it to the public security department and the civil aviation administrative department.

•	Geofencing

In China, CAAC promulgated the industry standard Unmanned Aircraft Fencing on October 20, 2017, which came into force on December 1, 2017. Pursuant to the relevant provisions of the Interim Regulations on UAV, operators conducting unmanned aircraft flight activities shall make adequate safe flight preparations before the flight, inspect the condition of the unmanned aircraft, and promptly update information such as electronic fencing. CCAR-92 further requires that operators shall enable the civil unmanned aircraft they use to have corresponding airspace maintenance capabilities through technical measures such as electronic fencing.

•	Trial Operation

The Flight Standards Department, Airworthiness Certification Department and Air Traffic Management Industry Management Office of CAAC jointly issued the consultative circular Interim Procedures for the Administration of Trial Operation of Specific Category Unmanned Aircraft (hereinafter referred to as the “Interim Procedures”) on February 1, 2019. The Interim Procedures classify unmanned aircraft into nine categories based on their empty weight and maximum take-off weight: category I includes unmanned aircraft with empty weight and maximum take-off weight between 0 and 1.5 kg (inclusive); category II includes unmanned aircraft with empty weight of 1.5 to 4 kg (inclusive) and maximum take-off weight of 1.5 to 7 kg (inclusive); category III includes unmanned aircraft with empty weight of 4 to 15 kg (inclusive) and maximum take-off weight of 7 to 25 kg (inclusive); category IV includes unmanned aircraft with empty weight of 15 to 116 kg (inclusive) and maximum take-off weight of 25 to 150 kg (inclusive); category V includes agricultural plant protection unmanned aircraft; category V includes unmanned airships; category VII includes category I and II unmanned aircraft operating beyond visual line of sight; category XI includes unmanned aircraft with empty weight of 116 to 5,700 kg (inclusive) and maximum take-off weight of 150 to 5,700 kg (inclusive); category XII includes unmanned aircraft with empty weight and maximum take-off weight both exceeding 5,700 kg. The Interim Procedures apply to: (i) category IV unmanned aircraft; (ii) high-risk operation types of category III unmanned aircraft (for which the competent authority deems trial operation certification necessary); (iii) low-risk category XI and XII unmanned aircraft (for which the competent authority deems trial operation certification feasible). Pursuant to the Interim Procedures, applicants applying for trial operation of the aforementioned applicable categories of unmanned aircraft must first submit a plan to CAAC for preliminary discussion and application; conduct a pre-trial operation safety assessment based on the Specific Operations Risk Assessment (SORA) to initially verify operational risks and ensure risks are controlled within an acceptable range; obtain review and confirmation from the CAAC Trial Operation Certification Team that the trial operation risks are effectively controlled and acceptable. CAAC recognizes the applicant’s trial operation by issuing a trial operation approval letter. The trial operation may be suspended or terminated under specific circumstances, including: the actual operation is inconsistent with the approval letter, there are uncontrollable operational risks, the applicant voluntarily abandons the trial operation, etc. Complete records of the trial operation shall be kept, including the operation manual, list of unmanned aircraft, aircraft maintenance records and personnel qualification information. At the start of the trial operation, the applicant shall have third-party insurance to ensure that all risks during the operation are covered. In addition, the Interim Procedures define “risk” as a combination of the frequency (probability) of an event and its related severity, covering ground risks and air risks.

•	Remote Pilot License and Ratings

Pursuant to the Interim Regulations on UAV, personnel operating small, medium and large unmanned aircraft shall apply to the competent civil aviation authority of the State Council for the corresponding unmanned aircraft remote pilot license. Personnel operating micro and light unmanned aircraft do not need to obtain a remote pilot license, but shall proficiently master the operation methods of the relevant models and understand risk warning information and relevant management systems.

CCAR-92 further clarifies the relevant requirements for remote pilot management: (i) personnel operating micro and light civil unmanned aircraft do not need to obtain an remote pilot license, but shall comply with the relevant safety operation requirements specified therein (e.g., passing the relevant theoretical training and examinations prescribed by CAAC to obtain a safety operation theoretical qualification certificate); (ii) personnel operating small, medium and large civil unmanned aircraft shall obtain and carry a valid remote pilot license when exercising the corresponding rights; (iii) operators implementing distributed operation of civil unmanned aircraft systems shall obtain the corresponding remote pilot license in accordance with CAAC’s provisions.

After completing the corresponding training, CAAC shall issue the corresponding type of remote pilot license to the applicant who meets the requirements of the corresponding application category, class and type (if applicable), and endorse the corresponding category, class and type (if applicable) rating on the license. It should be noted that CAAC may allow and authorize relevant personnel to operate civil unmanned aircraft that have obtained Type Certificates and applied for operational certification within the territory of China by issuing a “Type Approval Letter for Large Civil Unmanned Aerial Vehicle Remote Pilot”. In addition, the EH216-S Aircraft Evaluation Report (AER.080E—Initial Version) issued by the Aircraft Evaluation Group (AEG) of CAAC on June 15, 2024, clarifies that the Training Department of EHang may provide training for remote operators of the EH216-S unmanned aircraft system.

•	Import and Export

According to the Measures for the Administration on Import and Export License for Dual-use Items and Technologies, which was issued on December 31, 2025 and became effective on January 1, 2026, a license is required for the exportation of any dual-use goods, products and technologies of the PRC included in a control list issued by the Ministry of Commerce. Notably, certain types of UAVs are subject to the foregoing export license requirements, such as UAVs with (a) a maximum endurance time greater than or equal to 1 hour, (b) maximum endurance time greater than or equal to half an hour but less than 1 hour and the ability to take-off and conduct stable flight against a wind speed of no less than 46.3 kilometer/hour; (c) automatic controlling system and navigation capability containing aerosol preparation for planting with volume of 20 liters or being capable of installing aerosol preparation system for planting with volumes of 20 liters after designing and modification. We may be required to obtain the necessary license for the exportation of certain of our products. Failure to obtain required export licenses could result in penalties, restrictions on our export activities, and reputational harm.

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

•	Construction

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management (the “Cyber Data Security Regulation”), which became effective on January 1, 2025. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Network data processors should in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of multi-level protection of cyber security, strengthen the protection of network data security, establish and perfect the system of network data security management, and take technical measures such as encryption, backup, access control and security authentication as well as other necessary measures to protect network data from being falsified, destroyed, divulged or illegally acquired or used, dispose of network data security incidents, prevent illegal and criminal activities aiming at and using network data, and assume primary responsibility for the security of the network data handled by them. Moreover, network products and services provided by a network data processor shall comply with the compulsory requirements of the relevant national standards; in the case of any risk such as security defect or bug discovered to be associated with a network product or service, the network data processor shall take remedial measures forthwith, notify users in a timely manner and report the same to the relevant competent authority in accordance with the provisions; in the case of any harm to the national security or public interest, the network data processor shall also report the same to the relevant competent authority within 24 hours. The Cyber Data Security Regulation requires the data processors that carry out network data processing activities that affect or may affect national security, shall undergo a national security review in accordance with relevant national laws and regulations. In addition, where it is impossible to avoid the collection of unnecessary personal information by using automatic collection technology or an individual’s personal information without obtaining his/her consent according to the law, or an individual deregisters his/her account, the cyber data processor shall delete or anonymize the personal information.

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

•	Foreign Investment Negative List

The Special Administrative Measures for Access of Foreign Investment (Negative List), the “Negative List”) was firstly issued by the NDRC and the MOFCOM on June 28, 2018, and latest amended and promulgated on September 6, 2024. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China, including that the legal representative of a general aviation company shall be a Chinese citizen, general aviation companies for agriculture, forestry, or fishing shall be restricted to equity joint ventures, and the Chinese party shall have a controlling stake in a general aviation company for any other field.

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

On December 4, 2023, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law provided that such investment does not violate the Negative List and the projects invested are genuine and in compliance with laws and regulations.

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

Pursuant to the Value-added Tax Law of the People’s Republic of China promulgated by the SCNPC on December 25, 2024 and became effective on January 1, 2026, all enterprises and individuals that engage in the sale of goods, services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax (the “VAT”). The VAT tax implemented is 13%, 9%, 6%, and shall be adjusted by the State Council.

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

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work in excess of certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than the local minimum wages and must be paid to employees in a timely manner.

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

On March 12, 2026, the National People’s Congress adopted the Ecological and Environmental Code of the People’s Republic of China, which will take effect on August 15, 2026, to replace the above Environment Protection Law of the PRC. The code establishes a dedicated chapter on “Pollutant Discharge Permit Management,” requiring all pollutant-discharging entities to be included in permit management; it also includes specific provisions on legal liabilities for violations of pollutant discharge permit regulations, imposing stricter penalties for acts such as falsifying monitoring data. Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of applicable environmental laws. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Civil Code of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

(1)	Mr. Huazhi Hu and Mr. Weixian Xia hold 95.0% and 5.0% equity interests in the VIE, respectively. In September 2025, Mr. Shuai Feng transferred all of his equity interests in the VIE to Mr. Huazhi Hu.
(2)

As of December 31, 2025, the mandatorily redeemable non-controlling interests in Yunfu EHang Intelligent Technology Limited were fully repaid in June 2025 and the investor was deregistered in August 2025. Accordingly, the WFOE holds 96.2% of the equity interests in Yunfu EHang Intelligent Technology Limited as of December 31, 2025.

Contractual Arrangements with the VIE and its Shareholders

The following is a summary of the currently effective contractual arrangements by and among the WFOE, the VIE and the VIE’s shareholders.

Contractual Agreements that Provide Us with Power to Direct the Activities of the VIE

Shareholders Voting Proxy Agreement. Pursuant to the shareholders voting proxy agreement dated October 21, 2020 and as amended on August 18, 2025 and November 21, 2025, respectively, and the power of attorney granted thereunder, each of the VIE’s shareholders irrevocably authorizes the WFOE to act as his attorney-in-fact to exercise all of his rights as a shareholder of the VIE, including, but not limited to, the right to (i) propose, convene and preside over the shareholders’ meetings; (ii) attend shareholders’ meetings; (iii) vote on any resolution that requires a shareholder vote pursuant to applicable laws and the articles of association of the VIE, such as the sale and transfer of all or part of the equity interests owned by such shareholder; and (iv) designate and appoint legal representative, directors, supervisors, general manager and other senior management. Pursuant to the shareholders voting proxy agreement, a breach by any party of its obligations thereunder which is not remedied within a reasonable period or within ten days after written notice may give rise to liability for breach. Where the Registered Shareholders or the VIE is in breach, the WFOE is entitled to terminate the agreement and claim compensation. Where the breach is by the WFOE, the non-defaulting party may claim damages but, unless otherwise required by law, does not have the right to terminate the agreement. The shareholders voting proxy agreement will remain effective for 20 years and can be extended at the WFOE’s sole discretion. The power of attorney granted under the shareholders voting proxy agreement will remain effective continuously from the date of execution, and the WFOE is entitled to assign its rights relating to the equity interests to any other person or entity at its own discretion.

The Special Agreement on the Capital Increase of the VIE. Pursuant to the special agreement on the capital increase of the VIE dated February 22, 2019 and as amended on November 21, 2025, among the WFOE, the VIE and the shareholders of the VIE, being Mr. Hu and Mr. Yifang Xiong which was amended on September 7, 2020, October 21, 2020 and August 18, 2025, respectively, the WFOE has granted interest-free loans with an aggregate amount of RMB60 million to the shareholders of the VIE for the sole purpose of providing funds necessary for the capital increase to the VIE. The loans shall be repaid by the shareholders of the VIE through a transfer of their equity interests in the VIE to the WFOE, in proportion to the amount of the loans to be repaid. As of the date of this annual report, the full amount of these loans remains outstanding.

Share Pledge Agreements. Pursuant to the share pledge agreements dated October 21, 2020 and September 4, 2025 and as amended on November 21, 2025, between the WFOE and each of the shareholders of the VIE, the shareholders of the VIE have pledged their entire equity interests in the VIE to the WFOE, to guarantee the performance of their obligations under the exclusive technical consulting and services agreement, the exclusive services agreement, the shareholders voting proxy agreement and the exclusive option agreement described elsewhere in this annual report. In the event of a breach by any of the VIE’s shareholders of his contractual obligations under the relevant agreements, the WFOE, as pledgee, will have the right to acquire all or part of the pledged equity interests in the VIE. The shareholders of the VIE also undertake that, without the prior written consent of the WFOE, they will not create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE. The share pledge agreements will remain effective until all the contractual obligations under the relevant agreement have been satisfied in full, the WFOE exercises its unilateral and unconditional right to terminate the share pledge agreements, or it is terminated as required by applicable PRC laws and regulations. As of the date of this annual report, we have registered all such share pledges with the relevant authorities in accordance with PRC regulations.

Agreement that Allows Us to Receive Economic Benefits from the VIE

Exclusive Technical Consulting and Services Agreements. Pursuant to the exclusive technical consulting and services agreement, dated January 29, 2016 and subsequently amended on November 30, 2018 and November 21, 2025, respectively, and the exclusive services agreement dated January 29, 2016 and as amended on November 21, 2025, between the WFOE and the VIE, the WFOE has the exclusive right to provide the VIE and the VIE’s subsidiaries with technical consulting and services, including but not limited to those relating to the development, manufacturing and sales of intelligent aerial vehicles. Without the WFOE’s prior written consent, the VIE cannot, directly or indirectly, accept any technical consulting services subject to this agreement from any third party. the VIE agrees to pay the WFOE a service fee equal to 100% of the consolidated net profits of the VIE after the VIE turns profitable on a cumulative basis and after netting off certain expenses. Our WFOE has the sole discretion in determining the service fee charged to the VIE under this agreement. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive technical consulting and services agreement. The exclusive technical consulting and services agreement and the exclusive agreement, unless terminated earlier in accordance with their terms, have an initial term of ten years and shall be automatically renewed for successive ten-year periods without limitation on the number of renewals. Notwithstanding the foregoing, the WFOE has the exclusive and unconditional right, at its sole discretion, to terminate the agreements at any time by giving notice to VIE,while VIE does not have the right to terminate the agreements.

Agreement that Provides Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement dated October 21, 2020 and as amended on August 18, 2025 and November 21, 2025, respectively, among the WFOE, the VIE and the shareholders of the VIE, each of the shareholders of the VIE has irrevocably granted the WFOE an exclusive option to purchase all or part of his equity interests in the VIE. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Any proceeds received by the shareholders of the VIE from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under applicable PRC laws. The shareholders of the VIE undertake that, without the WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIE, (ii) transfer or otherwise dispose of their equity interests in the VIE, or (iii) request any distribution of profits, income or any form of profit sharing, and any such assets that have been transferred to the shareholders of the VIE (including any legal or beneficial interests in assets, business or income that have been sold, transferred, pledged or otherwise disposed of without the prior consent of the WFOE) shall be returned to the WFOE or any entity designated by the WFOE. In addition, the Registered Shareholders undertake that, upon the winding up of the VIE, all assets obtained by them shall be transferred to the WFOE or any entity designated by the WFOE at nil consideration or at the lowest price permissible under applicable PRC laws. The exclusive option agreements will remain effective until all equity interests in the VIE have been transferred to the WFOE or our designated person. The WFOE may terminate the agreement at its sole discretion.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of the WFOE and the VIE are in compliance with applicable PRC laws and regulations currently in effect; and

•

each of the contractual arrangement is valid, legal and binding on the parties thereto under applicable PRC Laws currently in effect, and each party to the contractual arrangement is entitled to assert its respective rights and is obligated to perform its respective duties in accordance with the terms and conditions of each contractual arrangement, subject to applicable PRC Laws currently in effect, except that:

a) the exercise of the option by the WFOE of its rights under the Exclusive Option Agreement to acquire all or part of the equity interests in the VIE is subject to the approval and consent of, and the filing and/or registration with the competent PRC governmental authorities;

b) any equity pledge contemplated under the Equity Pledge Agreement is subject to the registration with competent PRC governmental authorities; and

c) pursuant to the dispute resolution provisions of the contractual arrangement, (x) in the event of any dispute arising from the performance of or relating to the contractual arrangements, each party thereto has the right to submit the relevant dispute to the Guangzhou Arbitration Commission for arbitration, and (y) the arbitral tribunal may award any remedies in accordance with applicable PRC laws and regulations, including temporary and permanent injunctive relief (e.g. injunctions against carrying out business activities, or mandating the transfer of assets) or order the winding up of the Domestic Company according to applicable laws, and each party thereto may apply to the courts of Hong Kong, the Cayman Islands (being the place of incorporation of the Company), the PRC and the jurisdictions where the principal assets of the Domestic Company are located for interim remedies or injunctive relief. However, the above dispute resolution provisions may not be enforceable under the PRC Laws, including without limitation that the arbitral tribunal in the PRC has no power to grant such injunctive relief, nor will it be able to order the winding up of the Domestic Company pursuant to the current PRC Laws. In addition, interim remedies or enforcement orders granted by non-PRC courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.

However, our PRC legal counsel has also advised us that there are certain uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the contractual arrangements between the WFOE, the VIE and the VIE’s shareholders do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

D. Property, plants and equipment

Our headquarters is located in Guangzhou, China, where we lease and occupy our office space with an aggregate floor area of approximately 33,195 square meters from unrelated third parties under operating lease agreements. Our production facility in Yunfu city, China has a total planned gross floor area of 48,000 square meters. A substantial majority of our employees are based at our headquarters in Guangzhou. As of the date of this annual report, we also own an office building in Guangzhou of approximately 8,551 square meters, which is used for our research and development activities.

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

A. Operating Results

Overview

We are an advanced air mobility technology platform company. We are pioneering the future of transportation through our proprietarily developed pilotless eVTOL aircraft and other UAVs, related commercial solutions and services.

We, the VIE and the VIE’s subsidiaries design, develop, manufacture, sell and operate UAVs and their supporting systems and infrastructure for a broad range of industries and applications, including passenger transportation, logistics, smart city management and aerial media solutions. We aim to make it safe and convenient for both passengers and goods to take to the air.

We delivered our first pilotless eVTOL aircraft to a customer in March 2018. Since then, we and the VIE had delivered a total of 622 units of the EH216 series products as of December 31, 2025. As we continue to refine and commercialize our products and air mobility solutions, we believe we will be able to capture addressable markets across multiple industries and develop AAM commercial applications in new industries.

Our revenues increased significantly from RMB117.4 million in 2023 to RMB456.2 million in 2024, and decreased to RMB418.0 million (US$59.8 million) in 2025. Our net loss decreased by 23.9% from RMB302.3 million in 2023 to RMB230.0 million in 2024, and increased to RMB276.4 million (US$39.5 million) in 2025. In 2025, revenues generated by air mobility solutions and others were RMB395.2 million (US$56.5 million) and RMB22.8 million (US$3.3 million), representing approximately 94.5% and 5.5% of our total revenues, respectively.

Key Components of Results of Operations

Revenues

We generate revenues from air mobility solutions and others. The following table sets forth a breakdown of our total revenues in absolute amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Air mobility solutions	104,729	89.2	443,320	97.2	395,154	56,506	94.5
Others	12,697	10.8	12,832	2.8	22,827	3,264	5.5
Total	117,426	100.0	456,152	100.0	417,981	59,770	100.0

Air mobility solutions. Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade UAVs and its software. As the UAVs and software are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. We recognize revenue for this single performance obligation at a point in time when control to the bundle of goods transfers to the customer and other conditions as set out in ASC 606 are met. For domestic sales, control transfers upon delivery to the customer as evidenced by the customer’s acknowledgement of receipt and proof of delivery documentation. For international sales, control transfers at shipping point consistent with the terms of the sales agreements. The transaction price is the amount of consideration we expect to receive under the arrangement. When we contract with a customer and determine that it is not probable to collect substantially all of the consideration for the sales transaction at contract inception and no contract is established, any consideration received is recognized as a liability by us, subsequently recorded as revenue only when we have transferred control of the corresponding goods or services, have no obligation under the contract to transfer additional goods or services, and the consideration received is nonrefundable. We will record an asset in “Prepayments and other current assets” representing the value of the inventories recovered should the sale not happen. Service revenues from air mobility solutions are primarily provision of exhibition income which is satisfied over time.

Others. Revenues from others consist of revenues from smart city management solutions, aerial media solutions and others.

- Smart city management solutions. We enter into contracts with our customers for designing, building and delivering customized integrated command-and-control centers. The duration of the contracts depends on the contract size and ranges from three months to one year, excluding the duration of warranty accounted for as an assurance-type warranty, which ranges from one year to three years. We provide a significant service of integrating goods and services including the project design, hardware and software promised in the contract into a combined output; therefore, the goods and services in the contracts are not distinct from each other and we determine there is one performance obligation, which is the delivery of the customized integrated command-and-control center. The performance obligation is satisfied, and control is transferred to the customer over time because there is no alternative use for the highly customized and integrated command-control-center and we have an enforceable right to payment for performance completed to date. We have determined the cost-to-cost method best depicts the measure of progress towards fulfilling the performance obligation. Under this method, revenue is recognized based on the estimated extent of progress, which is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for designing, building and delivering a customized integrated command-and-control center. Revisions in the estimated total costs of command-and-control center contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts. We review and update the estimated total costs of command-and-control center contracts periodically. We account for revisions to contract revenue and estimated total costs of command-and-control center contracts, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers. We also provide products for smart city management solutions. Product revenues are recognized at a point in time upon customer acceptance of the products.

- Aerial media solutions. We generate revenue by providing aerial media performance services and related products. Aerial media performance services allow multiple smart control-based drones to demonstrate and transform their formation to display diversified messages and images in specific airspace, that is tailor made based on different branding or advertising requirements. We use self-produced and purchased drones and customize the fleet formation performances based on customer’s needs and availability of airspace approval in the area. The performance is usually completed within a day and revenue is recognized when the service is delivered. While the aerial media performance services are delivered to customers over a period of time, the customer simultaneously receives and consumes the benefits of our performance as and when each service is delivered and revenue is recognized over time. We also sell hardware and software components of the aerial media performance drones. As the hardware and software components are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.

- Others. We generate other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. Revenues are recognized for consumer drones upon shipment which is when control of the drones is transferred to the customers. Contract modifications, defined as changes in the scope or price (or both) of a contract that are approved by the parties to the contract, such as a contract amendment, exist when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract. Contract modifications, if any, will be accounting for as one of the following: (i) a separate contract; (ii) a termination of the existing contract and a creation of a new contract; or (iii) a combination of the preceding treatments. A contract modification is accounted for as a separate contract if the scope of the contract increases because of the addition of promised goods or services that are distinct and the price of the contract increases by an amount of consideration that reflects our standalone selling prices of the additional promised goods or services. When a contract modification is not considered a separate contract and the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification, we account for the contract modification as a termination of the existing contract and a creation of a new contract. When a contract modification is not considered a separate contract and the remaining goods or services are not distinct, we account for the contract modification as an add-on to the existing contract and as an adjustment to revenue on a cumulative catch-up basis.

As we have obtained the TC, Standard AC and PC for EH216-S from the CAAC, and as the OC was granted to EH216-S operators in March 2025, we expect that our revenues will increase in China and we will continue to fulfill existing orders and pre-orders for the EH216 series products, secure new orders for our air mobility solutions, provide air mobility operational services, offer smart city management and aerial media solutions and expand our commercial solutions and sales network. We expect that the increase in revenues generated from air mobility solutions will be the main increase in both domestic and international markets. Revenues to be recognized will be subject to assessment of the collectability of considerations at inception date.

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

Operating expenses

Our total operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our total operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	60,389	16.0	131,027	23.2	122,020	17,449	20.8
General and administrative expenses	150,092	39.7	233,398	41.4	269,648	38,559	46.0
Research and development expenses	167,315	44.3	199,465	35.4	194,581	27,825	33.2
Total operating expenses	377,796	100.0	563,890	100.0	586,249	83,833	100.0

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

PRC

Under the Enterprise Income Tax Law, or the EIT Law, our PRC subsidiaries, the VIE and the VIE’s subsidiaries are subject to a statutory income tax rate of 25%. The WFOE and the VIE have each been qualified as a high and new technology enterprise, or HNTE, and are eligible for a 15% preferential tax rate, from 2023 to 2025, and from 2025 to 2027, respectively.

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

Under the EIT Law, research and development expenses that have not formed intangible assets are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, according to Announcement of the Ministry of Finance and the State Taxation Administration [2021] No.13 (“Circular 13”), manufacturing enterprise with qualified research and development expenses could enjoy research and development Super Deduction, i.e. to claim additional 100% research and development expenses on top of those actually incurred. Subsequently, pursuant to Announcement of the Ministry of Finance and the State Taxation Administration 2023 No. 7, effective from January 1, 2023, all eligible enterprises are entitled to claim an additional 100% deduction for qualified research and development expenses.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Total revenues	117,426	100.0	456,152	100.0	417,981	59,770	100.0
Cost of revenues(1)	(42,115)	(35.9)	(176,206)	(38.6)	(160,827)	(22,998)	(38.5)
Gross profit	75,311	64.1	279,946	61.4	257,154	36,772	61.5
Operating expenses:
Sales and marketing expenses(1)	(60,389)	(51.4)	(131,027)	(28.7)	(122,020)	(17,449)	(29.2)
General and administrative expenses(1)	(150,092)	(127.8)	(233,398)	(51.2)	(269,648)	(38,559)	(64.5)
Research and development expenses(1)	(167,315)	(142.5)	(199,465)	(43.7)	(194,581)	(27,825)	(46.6)
Total operating expenses	(377,796)	(321.7)	(563,890)	(123.6)	(586,249)	(83,833)	(140.3)
Other operating income	6,233	5.3	29,869	6.5	12,383	1,771	3.0
Operating loss	(296,252)	(252.3)	(254,075)	(55.7)	(316,712)	(45,290)	(75.8)
Other (expenses) income:
Interest and investment income	8,484	7.2	30,599	6.7	58,588	8,378	14.0
Interest expenses	(2,930)	(2.5)	(3,375)	(0.7)	(5,976)	(855)	(1.4)
Amortization of debt discounts	(12,023)	(10.2)	—	—	—	—	—
Foreign currency exchange (losses) gains, net	394	0.3	(1,188)	(0.3)	1,174	168	0.3
Other non-operating income	1,966	1.7	4,670	1.0	2,810	402	0.7
Other non-operating expenses	(214)	(0.2)	(1,924)	(0.4)	(15,456)	(2,210)	(3.7)
Total other (expenses) income	(4,323)	(3.7)	28,782	6.3	41,140	5,883	9.9
Loss before income tax and (loss) from equity method investment	(300,575)	(256.0)	(225,293)	(49.4)	(275,572)	(39,407)	(65.9)
Income tax (expenses) benefit	(206)	(0.2)	(386)	(0.1)	4,409	630	1.1
Loss before (loss) from equity method investment	(300,781)	(256.1)	(225,679)	(49.5)	(271,163)	(38,777)	(64.8)
Income (loss) from equity method investment	(1,560)	(1.3)	(4,353)	(1.0)	(5,248)	(750)	(1.3)
Net loss	(302,341)	(257.5)	(230,032)	(50.4)	(276,411)	(39,527)	(66.1)

Note:

(1)	Share-based compensation expense was allocated in operating expenses as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Cost of revenues	—	—	416	59
Sales and marketing expenses	18,958	65,597	45,537	6,512
General and administrative expenses	79,327	134,984	154,838	22,142
Research and development expenses	53,200	72,543	45,367	6,487

Total	151,485	273,124	246,158	35,200

Year ended December 31, 2025 compared with year ended December 31, 2024

Revenues

Our total revenues decreased by 8.4% from RMB456.2 million in 2024 to RMB418.0 million (US$59.8 million) in 2025, primarily due to the decrease in the sales volume of eVTOL aircraft.

Revenues from air mobility solutions decreased from RMB443.3 million in 2024 to RMB395.2 million (US$56.5 million) in 2025. We sold 169 units of the EH216 series products and six units of VT35 in 2025, compared with 216 units in 2024.

Revenues from others increased from RMB12.9 million in 2024 to RMB22.8 million (US$3.3 million) in 2025, primarily driven by growth in smart city management solutions and aerial media solutions.

Cost of revenues

Our cost of revenues decreased by 8.7% from RMB176.2 million in 2024 to RMB160.8 million (US$23.0 million) in 2025, which was broadly in line with the decrease in the sales volume of EH216 series products.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased from RMB279.9 million in 2024 to RMB257.2 million (US$36.8 million) in 2025. Our gross profit margin remained relatively stable at 61.4% in 2024 and 61.5% in 2025.

Operating expenses

Our operating expenses increased by 4.0% from RMB563.9 million in 2024 to RMB586.2 million (US$83.8 million) in 2025.

Sales and marketing expenses decreased from RMB131.0 million in 2024 to RMB122.0 million (US$17.4 million) in 2025, mainly attributed to lower share-based compensation expenses due to modification and accelerated vesting of outstanding share-based awards in 2024, partially offset by increased sales-related compensation driven by workforce expansion for sales and service network.

General and administrative expenses. General and administrative expenses increased from RMB233.4 million in 2024 to RMB269.6 million (US$38.6 million) in 2025, primarily due to increased employee compensation driven by workforce expansion and higher share-based compensation expenses due to new grant of share-based awards in 2025, and increased lease expenses due to the expansion of our office space.

Research and development expenses decreased slightly from RMB199.5 million in 2024 to RMB194.6 million (US$27.8 million) in 2025, mainly attributed to lower share-based compensation expenses due to accelerated vesting of outstanding share-based awards in 2024, partially offset by increased employee compensation driven by workforce expansion to further accelerate the research and development progress of different models of eVTOL aircraft in support of the Company’s future growth.

Other operating income

Other operating income decreased from RMB29.9 million in 2024 to RMB12.4 million (US$1.8 million) in 2025, primarily due to a decrease in government subsidies recognized in the period. For the year ended December 31, 2025, government grants recognized upon receipt immediately in profit or loss amounted to RMB10.4 million (US$1.5 million), and other operating income of RMB2.0 million (US$0.3 million) was recognized from deferred government subsidies when the conditions were met.

Interest and investment income

We recorded interest and investment income of RMB58.6 million (US$8.4 million) in 2025 and RMB30.6 million in 2024, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term investments and fair value gains on short-term investments and other investments. The significant increase in 2025 was primarily driven by higher average balances of short-term investments and fair value gains on equity investments.

Interest expenses

We recorded interest expenses of RMB6.0 million (US$0.9 million) in 2025 and RMB3.4 million in 2024, both of which were primarily related to bank loans. The increase in 2025 reflects higher average bank loan balances during the year.

Other non-operating income

Other non-operating income was RMB2.8 million (US$0.4 million) in 2025 and RMB4.7 million in 2024.

Other non-operating expenses

Other non-operating expenses were RMB15.5 million (US$2.2 million) in 2025 and RMB1.9 million in 2024. The significant increase in 2025 was primarily attributable to the settlement of the securities class action lawsuit (Pujo v. EHang Holdings Limited) for US$1,985 thousand (equivalent to RMB14,254 thousand), which was recorded as a loss from shareholder securities litigation. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Income tax (expenses) benefits

Our income tax expenses were RMB0.4 million in 2024 and income tax benefits were RMB4.4 million (US$0.6 million) in 2025. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2024 and 2025. Our income tax benefits were due to one of our subsidiaries recognized deferred tax assets in 2025.

Net loss

As a result of the foregoing, our net loss increased by 20.2% from RMB230.0 million in 2024 to RMB276.4 million (US$39.5 million) in 2025. Net loss attributable to EHang Holdings Limited’s ordinary shareholders was RMB276.0 million (US$39.5 million) in 2025, compared with RMB229.8 million in 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues

Our total revenues increased significantly from RMB117.4 million in 2023 to RMB456.2 million in 2024, primarily due to the increase in the sales volume of EH216 series products.

Revenues from air mobility solutions increased significantly from RMB104.7 million in 2023 to RMB443.3 million in 2024. We sold 216 units of the EH216 series products in 2024, compared with 52 units in 2023.

Revenues from others remained stable at RMB12.9 million in 2024, as compared to RMB12.7 million in 2023.

Cost of revenues

Our cost of revenues increased significantly from RMB42.1 million in 2023 to RMB176.2 million in 2024, which was in line with the increase in the sales volume of EH216 series products.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased significantly from RMB75.3 million in 2023 to RMB279.9 million in 2024. However, our gross profit margin decreased from 64.1% in 2023 to 61.4% in 2024 primarily due to changes in revenue mix and increased cost per unit of the airworthiness certified EH216-S product.

Operating expenses

Our operating expenses increased by 49.3% from RMB377.8 million in 2023 to RMB563.9 million in 2024.

Sales and marketing expenses. Sales and marketing expenses increased significantly from RMB60.4 million in 2023 to RMB131.0 million in 2024, primarily due to increased sales-related compensation and associated share-based compensation expenses due to new grant and modification of share-based awards, as well as increased expansion of sales channels.

General and administrative expenses. General and administrative expenses increased from RMB150.1 million in 2023 to RMB233.4 million in 2024, primarily due to headcount expansion, increased employee compensation and related share-based compensation expenses resulting from new grants of share-based awards, and increased professional fees due to more professional services acquired from third parties for operational needs.

Research and development expenses. Research and development expenses increased from RMB167.3 million in 2023 to RMB199.5 million in 2024, primarily due to incremental expenditures on different models of eVTOL aircraft, headcount expansion, increased employee compensation and related share-based compensation expenses due to new grants of share-based awards.

Other operating income

Other operating income increased significantly from RMB6.2 million in 2023 to RMB29.9 million in 2024, primarily due to the increase of government subsidies.

Interest and investment income

We recorded interest and investment income of RMB30.6 million in 2024 and RMB8.5 million in 2023, both of which consisted primarily of interest earned from our cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments.

Interest expenses

We recorded interest expenses of RMB3.4 million in 2024 and RMB2.9 million in 2023, both of which were primarily related to bank loans and loans from third parties.

Amortization of debt discounts

We recognized amortization of debt discounts of RMB12.0 million in 2023, which were related to the private placement transaction completed in 2023. There were no such debt discounts in 2024.

Other non-operating income

Other non-operating income was RMB4.7 million in 2024 and RMB2.0 million in 2023.

Other non-operating expenses

Other non-operating expenses were RMB1.9 million in 2024 and RMB0.2 million in 2023.

Income tax expenses

Our income tax expenses increased from RMB0.2 million in 2023 to RMB0.4 million in 2024. We did not have significant income tax expenses because most of our subsidiaries and consolidated affiliated entities were loss making in 2023 and 2024.

Net loss

As a result of the foregoing, our net loss decreased by 23.9% from RMB302.3 million in 2023 to RMB230.0 million in 2024.

B. Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities during the normal course of operations. We have experienced recurring losses from operations since inception. As of December 31, 2024 and 2025, we had an accumulated deficit of RMB1,984.9 million and RMB2,262.4 million (US$323.5 million) respectively. For the years ended December 31, 2023, 2024 and 2025, we incurred net loss of RMB302.3 million, RMB230.0 million and RMB276.4 million (US$39.5 million) respectively. We had net cash used in operating activities of RMB88.4 million and RMB179.5 million (US$25.7 million) for the years ended December 31, 2023 and 2025, respectively, and net cash generated from operating activities of RMB158.0 million for the year ended December 31, 2024.

As of December 31, 2025, our cash and cash equivalents, short-term investments and restricted short-term deposits were RMB256.4 million (US$36.7 million), RMB843.2 million (US$120.6 million) and RMB29.7 million (US$4.2 million), respectively. Our ability to continue as a going concern is largely dependent on successful execution of our business plan to scale up commercial sales of EH216-S and our ability to raise additional funds when needed. Our primary sources of liquidity have been proceeds from issuance of equity securities offerings, including private placements, as well as customer advances, short-term and long-term bank loans. For example, we had raised a total of US$95.6 million from the sale and issuance of our Class A ordinary shares in private placements as of the date of this annual report, including US$40 million in 2021, US$33 million in 2023, and US$22.6 million in 2024. In addition, we raised a total of US$76.2 million and US$23.8 million through our ATM Program in 2024 and 2025, respectively. As of December 31, 2025, we had RMB1,129.3 million (US$161.5 million) in cash and cash equivalents, short-term investments and restricted short-term deposits, of which 9.6% were held in Renminbi and the remainder was held in U.S. dollars and other currencies, and of which 24.2% were held in the PRC. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

Following the milestone achievement in obtaining the world’s first human-carrying unmanned aerial vehicle system certification for EH216-S, and the granting of OC to EH216-S operators in March 2025, the Company’s management is implementing business plans to scale up the commercial sales and operations of EH216-S through building a replicable and promotable business model to further expand the Company’s partnership network and enrich the commercial scenarios of EH216-S.

We believe that our balances of cash and cash equivalents, short-term investments and restricted short-term deposits as of December 31, 2025 will be sufficient to meet our sustainable operations and material cash requirements for at least the next 12 months after the date of this annual report. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In utilizing the proceeds, we received from our securities offerings including our initial public offering and private placements, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(88,410)	157,959	(179,506)	(25,668)
Net cash used in investing activities	(128,692)	(482,508)	(507,145)	(72,521)
Net cash provided by financing activities	195,480	701,357	337,431	48,252
Effect of exchange rate changes on cash, cash equivalents	562	5,819	(5,257)	(752)
Net (decrease) increase in cash, cash equivalents and restricted cash	(21,060)	382,627	(354,477)	(50,689)
Cash, cash equivalents and restricted cash at the beginning of the year	249,310	228,250	610,877	87,354
Cash and cash equivalents at the end of the year	228,250	610,877	256,400	36,665

Operating Activities

Net cash used in operating activities in 2025 was RMB179.5 million (US$25.7 million). This amount was primarily attributable to net loss of RMB276.4 million (US$39.5 million), adjusted to add back certain non-cash expenses, principally share-based compensation of RMB246.2 million (US$35.2 million), current expected credit losses of RMB7.9 million (US$1.1 million), depreciation of property and equipment of RMB19.0 million (US$2.7 million) and amortization of right-of-use assets of RMB10.1 million (US$1.4 million), and further adjusted downwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB61.4 million (US$8.8 million) in accounts receivable as a result of deliberate business strategy to grant longer credit terms to certain customers in an effort to strengthen long-term strategic partnerships, an increase of RMB101.6 million (US$14.5 million) in prepayments and other assets, and an increase of RMB35.7 million (US$5.1 million) in inventories, partially offset by an increase of RMB61.6 million (US$8.8 million) in accrued expenses and other liabilities.

Net cash generated from operating activities in 2024 was RMB158.0 million. This amount was primarily attributable to net loss of RMB230.0 million, adjusted to add back certain non-cash expenses, principally share-based compensation of RMB273.1 million, current expected credit losses of RMB12.8 million, depreciation of property and equipment of RMB12.8 million and amortization of right-of-use assets of RMB6.1 million, and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB92.3 million in accounts payable in relation to procurement of materials for production, an increase of RMB57.6 million in accrued expenses and other liabilities in relation to payrolls and tax payables, an increase of RMB30.1 million in accounts receivable in relation to receivables that we are entitled to receive primarily due to the increase in the sales volume, and an increase of RMB29.5 million in prepayments and other assets in relation to deductible value-added tax input and acquisition of inventories.

Net cash used in operating activities in 2023 was RMB88.4 million. This amount was primarily attributable to net loss of RMB302.3 million, adjusted to add back certain non-cash expenses, principally share-based compensation of RMB151.5 million, current expected credit losses of RMB13.7 million, depreciation of property and equipment of RMB12.4 million and amortization of right-of-use assets of RMB8.1 million, and further adjusted upwards due to changes in operating assets and liabilities. The changes in operating assets and liabilities primarily included an increase of RMB20.5 million in accounts receivable in relation to the receivables that we are entitled to receive and a decrease of RMB3.7 million in lease liabilities in relation to lease payments for office and production facilities and offset mainly by an increase of RMB17.8 million in contract liabilities in relation to more payments received before the sale of products or services to customers, a decrease of RMB10.7 million in prepayments and other current assets in relation to consideration received for vested share-based awards under share incentive plan, and a decrease of RMB7.8 million in inventories in relation to procurement of materials for production and finished goods.

Investing Activities

Net cash used in investing activities in 2025 was RMB507.1 million (US$72.5 million), mainly consisting of purchase of short-term investments of RMB729.2 million (US$104.3 million), purchase of property and equipment of RMB147.9 million (US$21.2 million) and purchases of land use rights of RMB11.4 million (US$1.6 million), partially offset by redemption of short-term investments of RMB418.7 million (US$59.9 million).

Net cash used in investing activities in 2024 was RMB482.5 million, mainly consisting of purchase of short-term investments of RMB885.7 million and payments for short-term deposits of RMB130.1 million, partially offset by redemption of short-term investments of RMB444.8 million and proceeds received from maturity of short-term deposits of RMB143.8 million.

Net cash used in investing activities in 2023 was RMB128.7 million, mainly consisting of purchase of short-term investments of RMB56.7 million, purchase of restricted short-term deposits of RMB33.4 million and purchase of short-term deposits of RMB14.2 million.

Financing Activities

Net cash provided by financing activities in 2025 was RMB337.4 million (US$48.3 million), primarily attributable to RMB249.1 million (US$35.6 million) from proceeds from short-term bank loans, RMB75.0 million (US$10.7 million) from proceeds from long-term bank loans, and RMB166.8 million (US$23.9 million) from issuance of Class A ordinary shares under the ATM Program, partially offset by repayment of mandatorily redeemable non-controlling interests of RMB40.0 million (US$5.7 million) and repayment of short-term bank loans of RMB83.8 million (US$12.0 million).

Net cash provided by financing activities in 2024 was RMB701.4 million, primarily attributable to RMB698.1 million from issuance of Class A ordinary shares under the ATM Program and certain private placement transactions.

Net cash provided by financing activities in 2023 was RMB195.5 million, primarily attributable to RMB250.2 million from issuance of Class A ordinary shares, including to several strategic investors in connection with a US$23.0 million private placement which had closed in the third quarter of 2023, and net proceeds of RMB19.3 million from short-term bank loans.

Capital Expenditures

Our capital expenditures were RMB9.1 million, RMB40.1 million and RMB160.4 million (US$22.9 million) in 2023, 2024 and 2025, respectively, which were mainly used for the purchase of property and equipment for the establishment and installation of equipment at our manufacturing facility in Yunfu, construction of our new office building in Guangzhou, improvements for other office buildings and obtaining a land use right. We plan to fund our future capital expenditures with our existing cash balance.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include operating lease commitments, short-term bank loans, long-term bank loans, capital commitment for property, plant and equipment, and investment obligations.

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

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments	172,977	16,576	28,712	24,626	103,063
Short-term bank loans(1)	232,667	232,667	—	—	—
Long-term bank loans(1)	100,226	12,303	66,421	7,692	13,810
Capital commitment for property, plant and equipment	30,064	30,064	—	—	—
Investment obligations	29,880	20,880	—	9,000	—
Total	565,814	312,490	95,133	41,318	116,873

Note:

(1)	The short-term bank loans and long-term bank loans are presented with the principle and estimated interest calculated based on the contractual interest rate.

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Holding Company Structure

We are a holding company with no material operations on our own. We conduct our operations primarily through the WFOE, the VIE and their respective subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by the WFOE. If the WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the WFOE, the VIE and their respective subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to contribute to certain statutory reserve funds until the cumulative amount of such reserve funds reaches 50% of its registered capital. As of December 31, 2025, the total registered capital of the WFOE, the VIE and their respective subsidiaries in China amounted to RMB1,858.9 million (US$265.8 million), implying a maximum total amount of RMB929.4 million (US$132.9 million) in statutory reserve funds to be set aside from their after-tax profits, if any. Our WFOE, the VIE and their respective subsidiaries in China had set aside a cumulative amount of RMB3.3 million (US$0.5 million) for such statutory reserve funds as of December 31, 2025. We believe that setting aside such additional amount will not have a material adverse impact on our business or liquidity because (i) a company is not required to set aside any amount for its statutory reserve fund until it has positive after-tax profits; (ii) the amount to be set aside annually is only 10% of a company’s after-tax profits, if any, and (iii) pursuant to the PRC Company Law, the statutory reserve funds can be used for offsetting a company’s losses, expanding its business operations and increasing its capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were a decrease of 0.3% for December 2023 and an increase of 0.1% for December 2024 and remained stable for December 2025. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. We are not able to hedge our exposure to higher inflation in mainland China.

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

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2025 for more information on our critical accounting policies.

Current expected credit loss

Our cash and cash equivalents, restricted short-term deposits, accounts receivable, loans receivable, other receivables and other non-current assets are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables which include the products we provide, the type of business, the scale of transactions on credit terms, the nature of counterparties and the level of credit risk of the customers, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. When facts and circumstances indicate that the receivable no longer shares similar risk characteristics, the Group evaluates the receivables for expected credit losses on an individual basis with expected future cash flow. This is assessed at each quarter based on our specific facts and circumstances. For the year ended December 31, 2025, we recorded RMB7,938 thousand (US$1,135 thousand) of expected credit loss in general and administrative expenses.

We apply management’s judgments and estimates when determining the expected credit loss to be recognized. We reassess the allowance at each balance sheet date. Where the basis of judgments and estimates is different from the initial assessment, such differences will impact the expected credit loss and the carrying values of the accounts receivable in the year. As of December 31, 2024 and 2025, we assessed the ending balance of expected credit losses provision to be RMB110,422 thousand and RMB118,508 thousand (US$16,946 thousand), respectively. Changes in these estimates and assumptions could materially affect the allowance losses.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huazhi Hu	49	Chairman and Chief Executive Officer
Haoxiang Hou	37	Independent Director
Conor Chia-hung Yang	63	Director and Chief Financial Officer
Dongming Wu	62	Independent Director
Nick Ning Yang	50	Independent Director
Wing Kee Lau	61	Independent Director
Zhao Wang	48	Chief Operating Officer
Haiyan Li	50	Director
Shuai Feng	35	Chief Technology Officer

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

Mr. Haoxiang Hou has served as our director since August 2015. Mr. Hou has been the founder and the chief investment officer of Houxue Capital since July 2022. He has served as the managing partner and investment committee head of GP Venture Capital, senior partner and investment committee member of GP Hi-Tech Capital, and vice president of investments at GP Xincheng Capital from April 2015 to June 2022. Mr. Hou was named on the list of “Forbes China Top 100 Venture Capitalists” from 2023 to 2025. Mr. Hou received his dual bachelor’s degree in electrical engineering and international finance and his master’s degree in business administration from Shanghai Jiao Tong University in 2011 and 2015, respectively. Mr. Hou is also a CFA charterholder.

Mr. Conor Chia-hung Yang has served as our director since December 2019 and as our chief financial officer since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including at Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of NovaBridge Biosciences (Nasdaq: NBP), iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKSE: 0780) and UP Fintech Holding Ltd (Nasdaq: TIGR). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (UCLA).

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

Ms. Haiyan Li has served as our director since November 2025. Ms. Li founded HL Strategy in January 2025, a company providing consultancy services to companies with a globalization ambition or seeking to improve communication with the financial markets, and has been serving as its CEO. Prior to that, Ms. Li worked in the finance sector for 24 years and has acquired extensive experience in asset management. From October 2011 to December 2024, she was the head of China investments and portfolio manager of emerging markets at Carmignac Gestion. From October 2004 to October 2011, she served as the head of Asia markets investments at ADI (acquired by OFI in 2010) and was responsible for all investments in Asia. Ms. Li graduated from Beijing Foreign Studies University in the PRC in September 1998 with a bachelor’s degree, majoring in French. She then obtained a master’s degree in finance from ESCP Business School (formerly known as ESCP-EAP, now European School of Management) in June 2001. She was Asian convertible bond analyst at Société Générale Investment Banking from May 2001 until August 2004.

Mr. Shuai Feng has joined EHang in July 2014 and served as our chief technology officer since January 2026 and held the position of compliance officer. As a core member of the founding team, under the strategic guidance of Mr. Huazhi Hu, our founder, chairman, and chief executive officer, Mr. Feng has been deeply involved in the development of EHang’s technology system and product portfolio and the integration of technology R&D, production and manufacturing, quality systems, and supply chain. Mr. Feng has led and played a pivotal role in the R&D of multiple landmark pilotless human-carrying electric vertical take-off and landing (eVTOL) aircraft, including the EH184, EH216-S, and VT35, as well as the GD series aerial formation unmanned aerial vehicles (UAVs), pioneering commercialization in global advanced air mobility (AAM) and aerial media performance applications. Aligned with the Company’s full-industry-chain integration strategy, he has also overseen the establishment of the Company’s procurement and supply chain management systems. By strengthening upstream and downstream coordination, enhancing productization efficiency, and advancing deep industry-chain integration and regional ecosystem development, he has significantly enhanced the Company’s capabilities for key components R&D and scaled manufacturing. Mr. Feng graduated from Tsinghua University in Automation major, specializing in UAV technology. He is a recipient of the Grand Prize at Tsinghua University’s 29th “Challenge Cup” competition and other honors. Currently, he serves as Deputy Director of the Tsinghua-EHang Joint Research Institute for Low-Altitude Aviation Technology, Deputy Secretary-General of the Aerospace, Aviation, and Smart Manufacturing Committee of the Tsinghua University Guangzhou Alumni Association, and Secretary-General of the Tsinghua University Future Robotics Interest Group.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB6.7 million (US$1.0 million) in cash to our directors and executive officers. We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2015 Share Incentive Plan

Our board of directors approved the 2015 Share Incentive Plan, or the 2015 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2015 Plan pursuant to all awards under the 2015 Plan is 8,867,053 ordinary shares and can be increased up to a number that is equal to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of March 31, 2026, 53,737 share options were outstanding under the 2015 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2019 Share Incentive Plan

Our board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2019 Plan became effective upon the completion of the Company’s initial public offering in 2019. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is initially 5,455,346, which may be increased by up to 15% of the then total outstanding shares on a fully diluted basis at the discretion of our board of directors. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is 14,141,558. As of March 31, 2026, 2,758,000 restricted share units and 124,000 options were outstanding under the 2019 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

2023 Share Incentive Plan

Our board of directors approved the 2023 Share Incentive Plan, or the 2023 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The 2023 Plan became effective on December 22, 2023. The maximum aggregate number of ordinary shares that may be issued under the 2023 Plan is initially 3,782,555 (the “Maximum Number”). On the first day of each of the subsequent fiscal years during the term of the 2023 Plan starting from January 1, 2024, the Maximum Number shall automatically increase by an amount determined by the Board that is equal to no more than 3% of the total number of shares outstanding on the last day of the immediately preceding fiscal year. If the Board does not determine such amount of increase by the first day of each of the subsequent fiscal years, the Maximum Number shall automatically increase by 3% of the total number of shares outstanding on the last day of the immediately preceding fiscal year. As of the date of this annual report, the maximum aggregate number of ordinary shares that may be issued under the 2023 Plan is 16,413,255. As of March 31, 2026, 3,283,825 restricted share units and 6,507,580 options were outstanding under the 2023 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2026, the number of Class A ordinary shares under outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers, excluding awards that were settled, forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares underlying Equity Awards	Date of Grant	Date of Expiration
Huazhi Hu	*	From January 1, 2024 to February 1, 2026	From December 31, 2034 to January 31, 2036
Conor Chia-hung Yang	*	From August 1, 2023 to February 1, 2026	From July 31, 2033 to January 31, 2036
Dongming Wu	*	October 1, 2024	September 30, 2034
Nick Ning Yang	*	March 27, 2023	March 26, 2033
Wing Kee Lau	*	August 16, 2023	August 15, 2033
Zhao Wang	*	From October 1, 2024 to February 1, 2026	From September 30, 2034 to January 31, 2036
Haiyan Li	*	January 1, 2025	December 31, 2035
Shuai Feng	*	From January 1, 2024 to January 14, 2026	From December 31, 2034 to January 13, 2036
All directors and officers as a group	5,938,562	From March 27, 2023 to February 1, 2026	From March 26, 2033 to January 31, 2036

*	Vested equity awards less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of March 31, 2026, other grantees as a group held 547,000 restricted share units and 6,241,580 options.

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

C. Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly, interested, provided that (a) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, and (b) if such contract or transaction, or proposed contract or transaction is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

D. Employees

We had 367, 483 and 829 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2025:

Function	Number	% of Total Employees
Research and product development department	403	48.61%
Marketing and sales department	177	21.35%
General administration department	249	30.04%
Total number of employees	829	100.00%

We also had 153, 284 and 310 full-time contractors who are involved in the manufacturing of our products as of December 31, 2023, 2024 and 2025, respectively.

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 112,664,164 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and treasury shares) and 39,026,560 Class B ordinary shares outstanding as of March 31, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2026, including through the exercise of any restricted share unit, option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-Converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power**
Directors and Executive Officers:*
Huazhi Hu(1)	1,295,258	39,026,560	40,321,818	26.6%	77.9%
Haoxiang Hou(2)	60,000	—	60,000	0.0%	0.0%
Conor Chia-Hung Yang(3)	975,000	—	975,000	0.6%	0.2%
Dongming Wu(4)	158,737	—	158,737	0.1%	0.0%
Nick Ning Yang(5)	75,000	—	75,000	0.0%	0.0%
Wing Kee Lau(6)	20,500	—	20,500	0.0%	0.0%
Zhao Wang(7)	742,500	—	742,500	0.5%	0.1%
Haiyan Li(8)	188,775	—	188,775	0.1%	0.0%
Shuai Feng(9)	129,800	—	129,800	0.1%	0.0%
All Directors and Executive Officers as a Group	3,645,570	39,026,560	42,672,130	28.1%	78.3%
Principal Shareholder:
Genesis Rising Limited(1)	1,295,258	39,026,560	40,321,818	26.6%	77.9%

Notes:

*

M. Huazhi Hu, Mr. Conor Chia-Hung Yang, Mr. Zhao Wang and Mr. Shuai Feng’s business address is EHang Future City (Group Headquarters), No. 118 Dongjiang Avenue, Huangpu District, Guangzhou, Guangdong Province, 510730, PRC. Mr. Haoxiang Hou’s business address is No. 151 Mao Jia Yuan Rd, Huangpu District, Shanghai, PRC. Mr. Wing Kee Lau’s business address is Building 9, Block 2, Zhongguan Honghualing Industry Southern District, 1213 Liuxian Avenue, Taoyuan Street, Nanshan District, Shenzhen, Guangdong Province, PRC. Mr. Dongming Wu’s business address is No. 18 Rong Hua South Road, Beijing Economic-Technological Development Area, Daxing District, Beijing, PRC. Mr. Nick Ning Yang’s business address is No.107 AI Technology Park, No. 27 Xidawang Road, Chaoyang District, Beijing, PRC. Ms. Haiyan Li’s business address is 105, rue de Longchamp, Neuilly sur Seine, France.

**

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

(1)

Represents 1,295,258 Class A ordinary shares and 39,026,560 Class B ordinary shares held by Genesis Rising Limited, a British Virgin Islands company that is wholly owned by Mr. Huazhi Hu. The registered address of Genesis Rising Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents Class A ordinary shares held by Taxus Investment Holdings Limited, a British Virgin Islands company that is wholly owned by Mr. Haoxiang Hou.
(3)	Represents Class A ordinary shares beneficially owned by Mr. Conor Chia-Hung Yang.
(4)

Represents Class A ordinary shares beneficially owned by Mr. Dongming Wu, including Class A ordinary shares underlying share options and restricted share units held by Mr. Dongming Wu that have vested as of March 31, 2026 or will vest within 60 days after March 31, 2026.

(5)	Represents Class A ordinary shares underlying restricted share units held by Mr. Nick Ning Yang that have vested as of March 31, 2026.
(6)	Represents Class A ordinary shares underlying restricted share units held by Mr. Wing Kee Lau that have vested as of March 31, 2026.
(7)	Represents Class A ordinary shares held by Caland Tech Limited, a British Virgin Islands company that is wholly owned by Mr. Zhao Wang.
(8)	Represents Class A ordinary shares held by RedChip Strategy Limited, a Hong Kong company that is wholly owned by Ms. Haiyan Li.
(9)	Represents Class A ordinary shares held by Smart Intelligence Holding Limited, a British Virgin Islands company that is wholly owned by Mr. Shuai Feng.

To our knowledge, as of March 31, 2026, 108,216,700 of our Class A ordinary shares were held by 6 record holders in the United States, including a total of 108,096,696 Class A ordinary shares held by The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Related Parties

In 2025, we generated total revenue of (i) RMB13,316 thousand (US$1,904 thousand) from sale of products to Hefei Heyi Aviation Co., Ltd. (“Hefei Heyi”), Zhejiang Zhiyi Navigation Co., Ltd. (“Zhejiang Zhiyi”), Guangzhou Yitong Zhihang Technology Co., Ltd. (“Yitong Zhihang”), Hangzhou Zhongan Aviation Co., Ltd. (“Hangzhou Zhongan”) and other equity investees, and (ii) RMB394 thousand (US$56 thousand) from provision of services to Wanyi Tianxia (Zhuhai) Aviation Co., Ltd. (“Wanyi Tianxia”), Guangxi Fengshan Fengyi Aviation Service Co., Ltd. (“Fengshan Fengyi”), Hefei Heyi, Wuxi Liangyun Low-Altitude Commercial Operation Management Co., Ltd. (“Wuxi Liangyun”), Shenzhen Pengcheng Wing General Aviation Co., Ltd. (“Pengcheng Wing”) and Yitong Zhihang. Each of these entities is an equity investee of our company and we have significant influence over them. RedChip Strategy Limited (“RedChip”) is a company wholly owned by a director and classified as a related party of the Group on November 24, 2025 upon its shareholder’s appointment to the Group’s director. The Group maintained a consulting agreement with consulting firm RedChip. The consulting fees incurred during the period from November 24, 2025 to December 31, 2025 amounted to RMB1,127 thousand (US$161 thousand), which were settled via a combination of cash and RSUs. As of December 31, 2025, we had accounts receivable of RMB5,188 thousand (US$741 thousand) due from, and contract liabilities of RMB2,307 thousand (US$330 thousand) due to, these equity investees in connection with product sales and services. In addition, as of December 31, 2025, the Group had a six-month loan and interest receivable of RMB2,070 thousand (US$296 thousand) due from Hefei Heyi, with an interest rate of 3% per annum, which was settled in March 2026. In April 2025, the Group invested RMB14,500 thousand (US$2,073 thousand) in Yihang Zhifang Equipment (Guangzhou) Co., Ltd. (“Zhifang”), a company under the control of our founder and Chairman of the Board, Mr. Huazhi Hu, to acquire 4.63% equity interests.

In 2024, we generated total revenue of (i) RMB0.1 million from sale of products to Hefei Heyi Aviation Co., Ltd. (“Hefei Heyi”), Wanyi Tianxia (Zhuhai) Aviation Co., Ltd. (“Wanyi Tianxia”) and Guangxi Fengshan Fengyi Aviation Service Co., Ltd. (“Fengshan Fengyi”), and (ii) RMB1.2 million from provision of services to Guangzhou Yitong Zhihang Technology Co., Ltd. (“Yitong Zhihang”), Hefei Heyi, Wanyi Tianxia and Wuxi Liangyun Low-Altitude Commercial Operation Management Co., Ltd. (“Wuxi Liangyun”). Each of Hefei Heyi, Wanyi Tianxia, Fengshan Fengyi, Yitong Zhihang and Wuxi Liangyun is an equity investee of our company and we have significant influence over them. As of December 31, 2024, we had account receivables of RMB0.5 million due from, and contract liabilities of RMB2.0 million due to, these equity investees in connection with product sales and services.

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

As of December 31, 2025, RMB29,941 thousand (US$4,282 thousand) short-term bank loans and RMB7,000 thousand (US$1,001 thousand) long-term bank loans were guaranteed by Mr. Huazhi Hu, our founder, chairman and chief executive officer.

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

On December 4, 2023, a securities class action complaint (captioned Pujo v. EHang Holdings Limited, No. 2:23-cv-10165 (C.D. Cal.)) was filed by purported holders of the Company’s ADSs in federal court. The complaint asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally alleged that the Company and certain of its officers and directors made false and misleading statements regarding the Company’s business, operations, and prospects, among other allegations. The complaint was based in large part on a November 7, 2023, report issued by short seller Hindenburg Research. The complaint named as defendants certain of the Company’s officers and directors. The complaint sought unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including reasonable attorneys’ fees. The Company and the lead plaintiff participated in private mediation on July 1, 2025. On July 3, 2025, the parties agreed to settle the matter for US$1,985 thousand. On July 7, 2025, the parties notified the Court that they had reached an agreement in principle. The parties executed a stipulation of settlement effective as of August 11, 2025. As of December 31, 2025, EHang had paid the full settlement amount of US$1,985 thousand. On January 12, 2026, the Court granted final approval of the class action settlement. For the year ended December 31, 2025, the Company recorded the settlement fee of US$1,985 thousand (equivalent to RMB14,254 thousand) in other non-operating expenses.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to summary or description of PRC tax law, it represents the opinion of Zhong Lun Law Firm, our counsel as to PRC law.

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

Provided that our Cayman Islands holding company, Ehang Holdings, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Bulletin 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Bulletin 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Bulletin 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Foreign Currency Exchange Rate Risk

As of December 31, 2025, a majority of our revenues and expenses were denominated in RMB. We expect that in the future a substantial portion of our revenues will be denominated in foreign currencies as our business and operations expand in overseas markets. As a result, we are exposed to increased foreign exchange risks for U.S. dollar and other currencies. Any significant revaluation of Renminbi against U.S. dollar may adversely affect our cash flow, earnings, and financial position, and the value of, and any dividends payable on, our ordinary shares and the ADSs. As of December 31, 2025, a 1% strengthening or weakening of Renminbi against U.S. dollars would have increased or decreased our net loss by 0.13%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or the ADSs.”

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

Fees and Other Payments Made by the Depositary to us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2025, we received US$0.2 million in reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described below.

Notwithstanding the material weakness in our internal control over financial reporting, we believe that our consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows for the fiscal years covered thereby in accordance with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025, due to the material weakness in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in our internal control over financial reporting, as we lacked effective controls over revenue from air mobility solutions. Specifically, we did not effectively assess the probability to collect substantially all of the consideration from the customers prior to recognizing revenue. This material weakness, resulted in material errors in our previously announced unaudited financial information for the three and six months ended June 30, 2025, the three and nine months ended September 30, 2025, and the three months and year ended December 31, 2025. Corrections to the 2025 interim and annual periods have been made to the revenue and accounts receivable, net, and the corresponding financial statement line items, including contract liabilities, accrued expenses and other liabilities, cost of revenues and prepayments and other current assets, the expected credit losses on accounts receivable, warranty costs and related balance, and relevant accounts for value-added tax and income tax. Additionally, until we remediate the material weakness identified, it could result in material misstatements to our annual consolidated financial statements that would not be prevented or detected on a timely basis.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which is included herein.

Remediation Activities

Management has undergone a comprehensive review of the material weakness and is actively engaged in the planning for and designing of controls to remediate the material weakness. Additional time is required to complete the design and test the operating effectiveness of the applicable controls to demonstrate the effectiveness of the remediation efforts. The material weakness cannot be considered remediated until applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

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

	For the Year Ended December 31,
	2024	2025
	(RMB in thousands)
Audit fees(1)	12,748	12,921
Audit-related fees(2)	—	270
Total	12,748	13,191

Note:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by our principal external auditors for the audit of our annual consolidated financial statements, assistance with review of documents filed with the SEC and other statutory and regulatory filings, and services related to our follow-on public offering and other financing transactions.

(2)	Audit-related fees include the progress fees billed for permissible internal control consultation service rendered by our principal external auditors in 2025.

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

1
57

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.3	Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares, dated as of December 11, 2019 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237769) filed with the SEC on April 21, 2020)

2.4	Second Amended and Restated Shareholders’ Agreement, dated as of December 27, 2016, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-39151) filed with the SEC on April 20, 2020)

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.3	2023 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-39151) filed with the SEC on December 22, 2023)

4.4	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

Exhibit Number	Description of Document

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.6	English translation of the Shareholders Voting Proxy Agreement and Power of Attorney among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.7	English translation of the Share Pledge Agreements among the WFOE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.8	English translation of the Exclusive Consulting and Service Agreement and the Exclusive Services Agreement between the WFOE and the VIE dated January 29, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.9	English translation of the Amendment to Exclusive Consulting and Service Agreement between the WFOE and the VIE dated November 30, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.10	English translation of the Exclusive Option Agreement among the WFOE, the VIE and shareholders of the VIE dated October 21, 2020 (incorporated herein by reference to Exhibit 4.9 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.11	English translation of the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE and shareholders of the VIE dated February 22, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

4.12	English translation of the Amendments to the Special Agreement on the Capital Increase of the VIE among the WFOE, the VIE, Huazhi Hu, Yifang Xiong and shareholders of the VIE dated September 7, 2020 and October 21, 2020, respectively (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-39151) filed with the SEC on June 15, 2021)

4.14	English Translation of the Subscription Agreement, dated as of December 21, 2022, between the Registrant and Qingdao Ocean Investment Group Co., Ltd. (incorporated herein by reference to Exhibit 4.13 of our Annual Report on Form 20-F for the year ended December 31, 2022 (File No. 001- 39151) filed with the SEC on April 27, 2023)

4.15	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Rich Ning Inc. (incorporated herein by reference to Exhibit 4.15 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

4.16	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Gamma Financial Solutions Limited (incorporated herein by reference to Exhibit 4.16 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

Exhibit Number	Description of Document

4.17	Subscription Agreement, dated as of July 11, 2023, between the Registrant and Lee Soo Man (incorporated herein by reference to Exhibit 4.17 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

4.18	At Market Issuance Sales Agreement, dated as of April 19, 2024, between EHang Holdings Limited and China Renaissance Securities (Hong Kong) Limited (incorporated herein by reference to Exhibit 1.2 to the registration statement on Form F—3 (File No. 333-278830) filed with the SEC on April 19, 2024)

4.19#	English Translation of the Subscription Agreement, dated as of November 14, 2024, between the Registrant and Enpower Electric Co., Ltd. (incorporated herein by reference to Exhibit 4.19 of our Annual Report on Form 20-F for the year ended December 31, 2024 (File: 001-39151) filed with the SEC on April 15, 2025)

4.20#	Form of Subscription Agreement, dated as of November 7, 2024, between the Registrant and an investor (incorporated herein by reference to Exhibit 4.20 of our Annual Report on Form 20-F for the year ended December 31, 2024 (File: 001-39151) filed with the SEC on April 15, 2025)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234411) filed with the SEC on October 31, 2019)

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 of our Annual Report on Form 20-F for the year ended December 31, 2024 (File: 001-39151) filed with the SEC on April 15, 2025)

12.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1	Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001- 39151) filed with the SEC on April 15, 2024)

Exhibit Number	Description of Document

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith
**	Furnished herewith
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

Date: May 15, 2026

EHANG HOLDINGS LIMITED

F- 1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of EHang Holdings Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of EHang Holdings Limited and its subsidiaries
(the “Company”) as of December 31, 2025 and 2024,
and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the Company’s lack of effective controls over revenue from air mobility solutions. Specifically, the Company did not effectively assess the probability to collect substantially all of the consideration from the customers prior to recognizing revenue.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those
consolidated financial statements.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit loss in 2023.

F- 2

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F- 3

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
Revenue recognition - air mobility solutions related to products
As described in Notes 2(s) and 14 to the consolidated financial statements, the Company’s air mobility solutions revenue related to products was RMB390.5 million. Revenues from air mobility solutions related to products are primarily from the sales of passenger-grade UAVs and its software. As the UAVs and software are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The Company recognizes revenue for this single performance obligation at a point in time when control to the bundle of goods transfers to the customer and other conditions as set out in ASC 606 are met. When the Company contracts with a customer and management determines that the collection of substantially all of the consideration from a customer is not probable at contract inception, no contract is established, and the Company recognizes the consideration received from the customer as revenue only when the Company has transferred control of the corresponding goods, has no obligation under the contract to transfer additional goods, and the consideration received is nonrefundable.
The principal considerations for our determination that performing procedures relating to revenue recognition from air mobility solutions related to products is a critical audit matter are (i) the significant judgment made by management in determining whether collection of substantially all of the consideration from customers is probable to support the establishment of contracts with customers prior to revenue recognition; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures related to the revenue recognition from air mobility solutions related to products. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of air mobility solutions related to products revenues. These procedures also included, among others (i) evaluating management’s assessment and supporting documents for determining whether the collection of substantially all of the consideration from customers is probable to support the establishment of contracts; (ii) determining whether the revenue recognition criteria were fulfilled upon receipt of partial consideration from the customers before a contract is established; (iii) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as sales contracts, goods delivery notes, acknowledgement receipts from customers, and proof of delivery documentation; (iv) obtaining and inspecting a sample of cash receipts; (v) confirming a sample of outstanding accounts receivable as of December 31, 2025; (vi) performing site visits and interviews with certain selected customers to corroborate with the Company’s records of products delivered.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
May 15, 2026
We have served as the Company’s auditor since 2021.

F- 4

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2(f)	610,877	256,400	36,665
Short-term investments	2(i), 4	513,683	843,232	120,581
Restricted short-term deposits	2(g)	30,295	29,655	4,241
Accounts receivable, net of expected credit losses of RMB103,340 and RMB111,259 (US$15,910) as of December 31, 2024 and 2025, respectively (including amounts due from related parties, net, of RMB458 and RMB5,188 (US$741) as of December 31, 2024 and 2025)	5, 18	58,180	111,670	15,969
Inventories	6	75,687	101,634	14,533
Prepayments and other current assets (including amounts due from a related party, net, of nil and RMB2,070 (US$296) as of December 31, 2024 and 2025)	7	68,298	140,922	20,151

Total current assets		1,357,020	1,483,513	212,140

Non-current assets
Property and equipment, net	8	60,224	258,050	36,901
Right-of-use assets, net	2(y)	128,433	116,468	16,655
Land use right, net	2(m)	—	11,347	1,623
Intangible assets, net	2(n)	2,617	2,713	388
Investments accounted for using equity method	9	23,897	28,849	4,125
Other investments	10	9,867	45,330	6,482
Deferred tax assets	17	—	6,969	997
Other non-current assets		2,440	38,294	5,476

Total non-current assets		227,478	508,020	72,647

Total assets		1,584,498	1,991,533	284,787

F-
5

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 2(e)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the consolidated variable interest entity and its subsidiaries
(“VIEs”) without recourse to EHang Holdings Limited (the “Company”) of RMB38,837 and

RMB45,285

(US$6,475) as of December 31, 2024 and 2025, respectively)

Short-term bank loans	12	64,250	229,611	32,834
Accounts payable		127,446	132,509	18,949
Contract liabilities (including amounts due to related parties of RMB2,000 and RMB2,307 (US$330) as of December 31, 2024 and 2025)	18	62,561	60,839	8,700
Current portion of long-term bank loans	12	10,500	9,800	1,401
Mandatorily redeemable non-controlling interests	13	40,000	—	—
Accrued expenses and other liabilities	11	150,196	263,439	37,671
Current portion of lease liabilities	2(y)	12,527	16,278	2,328
Deferred income		1,504	817	117
Deferred government subsidies	2(z)	1,209	684	98
Income taxes payable		150	1,820	260

Total current liabilities		470,343	715,797	102,358

Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company of RMB7,588 and RMB5,588 (US$799) as of December 31, 2024 and 2025, respectively)
Long-term bank loans	12	20,500	82,700	11,826
Deferred tax liabilities	17	292	292	42
Unrecognized tax benefit	17	5,480	5,480	784
Lease liabilities	2(y)	125,719	114,246	16,337
Other non-current liabilities		6,350	4,676	669

Total non-current liabilities		158,341	207,394	29,658

Total liabilities		628,684	923,191	132,016

Commitments and Contingencies	24

F-
6

EHANG HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 2(e)
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 1,904,577,337 shares authorized, 106,532,825 shares issued and 104,828,035 shares outstanding as of December 31, 2024; 1,904,577,337 shares authorized, 111,736,100 shares issued and 111,215,614 shares outstanding as of December 31, 2025)	19	66	68	10
Class B ordinary shares (US$0.0001 par value; 45,422,663 shares authorized, 39,026,560 shares issued and outstanding as of December 31, 2024 and 2025)	19	24	24	3
Additional paid-in capital	19	2,923,178	3,335,371	476,952
Treasury shares		(10,085)	(10,085)	(1,442)
Statutory reserves		1,772	3,302	472
Accumulated deficit		(1,984,851)	(2,262,358)	(323,513)
Accumulated other comprehensive income	19	25,539	2,605	373

Total EHang Holdings Limited shareholders’ equity		955,643	1,068,927	152,855
Non-controlling interests		171	(585)	(84)

Total shareholders’ equity		955,814	1,068,342	152,771

Total liabilities and shareholders’ equity		1,584,498	1,991,533	284,787

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

		For the year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(e)
Revenues
Products (including related party revenues of RMB11,859, RMB133 and RMB13,316 (US$1,904) for the years ended December 31, 2023, 2024 and 2025)	14, 18	100,960	440,641	405,037	57,919
Services (including related party revenues of nil, RMB1,225 and RMB394 (US$56) for the years ended December 31, 2023, 2024 and 2025)	14, 18	16,466	15,511	12,944	1,851

Total revenues		117,426	456,152	417,981	59,770

Cost of revenues
Products		(34,304)	(171,035)	(157,958)	(22,588)
Services		(7,811)	(5,171)	(2,869)	(410)

Total cost of revenues		(42,115)	(176,206)	(160,827)	(22,998)

Gross profit		75,311	279,946	257,154	36,772
Operating expenses
Sales and marketing expenses		(60,389)	(131,027)	(122,020)	(17,449)
General and administrative expenses		(150,092)	(233,398)	(269,648)	(38,559)
Research and development expenses		(167,315)	(199,465)	(194,581)	(27,825)

Total operating expenses		(377,796)	(563,890)	(586,249)	(83,833)
Other operating income	2(z)	6,233	29,869	12,383	1,771

Operating loss		(296,252)	(254,075)	(316,712)	(45,290)
Other (expenses) income
Interest and investment income		8,484	30,599	58,588	8,378
Interest expenses		(2,930)	(3,375)	(5,976)	(855)
Amortization of debt discounts		(12,023)	—	—	—
Foreign currency exchange gains (losses), net		394	(1,188)	1,174	168
Other non-operating income		1,966	4,670	2,810	402
Other non-operating expenses	16	(214)	(1,924)	(15,456)	(2,210)

Total other (expenses) income		(4,323)	28,782	41,140	5,883
Loss before income tax and loss from equity method investments		(300,575)	(225,293)	(275,572)	(39,407)

Income tax (expenses) benefits	17	(206)	(386)	4,409	630

Loss before loss from equity method investments		(300,781)	(225,679)	(271,163)	(38,777)
Loss from equity method investments		(1,560)	(4,353)	(5,248)	(750)

Net loss		(302,341)	(230,032)	(276,411)	(39,527)

F-
8

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for per share data and per ADS data)

	Note	For the year ended December 31,
		2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(e)
Net loss		(302,341)	(230,032)	(276,411)	(39,527)
Net loss attributable to non-controlling interests		641	256	434	62

Net loss attributable to EHang Holdings Limited’s ordinary shareholders	21	(301,700)	(229,776)	(275,977)	(39,465)

Net loss per ordinary share
Basic and diluted	21	(2.48)	(1.71)	(1.88)	(0.27)
Net loss per ADS (2 ordinary shares equal to 1 ADS)
Basic and diluted	21	(4.96)	(3.42)	(3.76)	(0.54)
Shares used in net loss per ordinary share computation (in thousands of shares)
Basic and diluted	21	121,494	134,367	146,665	146,665
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		69	10,460	(22,934)	(3,280)

Total other comprehensive income (loss), net of tax		69	10,460	(22,934)	(3,280)
Comprehensive loss		(302,272)	(219,572)	(299,345)	(42,807)
Comprehensive loss attributable to non-controlling interests		641	256	434	62

Comprehensive loss attributable to EHang Holdings Limited		(301,631)	(219,316)	(298,911)	(42,745)

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Number of treasury shares	Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		78,300,387	51	39,026,560	24	(871,000)	—	1,558,356	15,010	1,191	(1,450,374)	124,258	420	124,678
Adoption of ASC Topic 326	2(j)	—	—	—	—	—	—	—	—	—	(2,420)	(2,420)	(2)	(2,422)

Balance as of January 1, 2023		78,300,387	51	39,026,560	24	(871,000)	—	1,558,356	15,010	1,191	(1,452,794)	121,838	418	122,256
Issuance of Class A ordinary shares	19	7,870,938	5	—	—	—	—	242,399	—	—	—	242,404	—	242,404
Shares issued to depository bank	19	236,000	—	—	—	(236,000)	—	—	—	—	—	—	—	—
Issuance of ordinary shares for the vested restricted share units	19	1,598,776	—	—	—	536,692	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	—	—	(301,700)	(301,700)	(641)	(302,341)
Share based compensation	15	—	—	—	—	—	—	151,485	—	—	—	151,485	—	151,485
Arrangement for employee stock withholding tax	19	—	—	—	—	108,792	—	7,795	—	—	—	7,795	—	7,795
Acquisition of non-controlling interests	20	—	—	—	—	—	—	(8,099)	—	—	—	(8,099)	650	(7,449)
Other comprehensive loss		—	—	—	—	—	—	—	69	—	—	69	—	69
Appropriation of statutory reserve	2(ad)	—	—	—	—	—	—	—	—	48	(48)	—	—	—

Balance as of December 31, 2023		88,006,101	56	39,026,560	24	(461,516)	—	1,951,936	15,079	1,239	(1,754,542)	213,792	427	214,219

F-
10

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Number of treasury shares	Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023		88,006,101	56	39,026,560	24	(461,516)	—	1,951,936	15,079	1,239	(1,754,542)	213,792	427	214,219
Shares issued to depository bank	19	11,578,890	—	—	—	(11,578,890)	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	19	3,328,334	10	—	—	9,231,510	—	693,586	—	—	—	693,596	—	693,596
Issuance of ordinary shares for the vested restricted share units and vested share options	19	3,619,500	—	—	—	1,242,176	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	—	—	(229,776)	(229,776)	(256)	(230,032)
Share based compensation	15	—	—	—	—	—	—	273,124	—	—	—	273,124	—	273,124
Arrangement for employee stock withholding tax	19	—	—	—	—	61,930	—	4,532	—	—	—	4,532	—	4,532
Share repurchase	19	—	—	—	—	(200,000)	(10,085)	—	—	—	—	(10,085)	—	(10,085)
Other comprehensive loss		—	—	—	—	—	—	—	10,460	—	—	10,460	—	10,460
Appropriation of statutory reserve	2(ad)	—	—	—	—	—	—	—	—	533	(533)	—	—	—

Balance as of December 31, 2024		106,532,825	66	39,026,560	24	(1,704,790)	(10,085)	2,923,178	25,539	1,772	(1,984,851)	955,643	171	955,814

F-
11

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Class A ordinary shares		Class B ordinary shares
		Number of ordinary shares	Amount	Number of ordinary shares	Amount	Number of treasury shares	Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total EHang Holdings Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024		106,532,825	66	39,026,560	24	(1,704,790)	(10,085)	2,923,178	25,539	1,772	(1,984,851)	955,643	171	955,814
Shares issued to depository bank	19	2,400,000	—	—	—	(2,400,000)	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	19	—	2	—	—	2,769,184	—	165,567	—	—	—	165,569	—	165,569
Issuance of ordinary shares for the vested restricted share units and vested share options	19	2,803,275	—	—	—	811,138	—	—	—	—	—	—	—	—
Net loss		—	—	—	—	—	—	—	—	—	(275,977)	(275,977)	(434)	(276,411)
Share based compensation	15	—	—	—	—	—	—	246,158	—	—	—	246,158	—	246,158
Arrangement for employee stock withholding tax	19	—	—	—	—	3,982	—	76	—	—	—	76	—	76
Capital injection by non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	70	70
Transaction with non-controlling interests		—	—	—	—		—	392	—	—	—	392	(392)	—
Other comprehensive loss		—	—	—	—	—	—	—	(22,934)	—	—	(22,934)	—	(22,934)
Appropriation of statutory reserve	2(ad)	—	—	—	—	—	—	—	—	1,530	(1,530)	—	—	—

Balance as of December 31, 2025		111,736,100	68	39,026,560	24	(520,486)	(10,085)	3,335,371	2,605	3,302	(2,262,358)	1,068,927	(585)	1,068,342

Balance as of December 31, 2025 (US$)		111,736,100	10	39,026,560	3	(520,486)	(1,442)	476,952	373	472	(323,513)	152,855	(84)	152,771

The accompanying notes are an integral part of these consolidated financial statements.

F- 1
2

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(302,341)	(230,032)	(276,411)	(39,527)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities
Depreciation of property and equipment	8	12,442	12,774	18,954	2,710
Amortization of intangible assets		787	922	972	139
Amortization of right-of-use assets		8,131	6,103	10,068	1,440
Share-based compensation	15	151,485	273,124	246,158	35,200
Losses on disposal of property and equipment	2(l)	138	682	34	5
Amortization of debt discounts		12,023	—	—	—
Interest expenses		—	(707)	(25)	(4)
Interest and investment income		(3,361)	(11,103)	(47,429)	(6,782)
Losses from equity method investments	9	1,560	4,353	5,248	750
Current expected credit losses		13,691	12,790	7,938	1,135
Write-downs of inventories	2(k)	460	921	1,482	212
Deferred tax assets		—	—	(6,969)	(997)
Foreign currency exchange (gains) losses		(394)	49	(372)	(53)
Changes in operating assets and liabilities
Accounts receivable		(20,523)	(30,089)	(61,428)	(8,784)
Inventories		7,816	(21,590)	(35,667)	(5,100)
Prepayments and other assets		10,728	(29,515)	(101,575)	(14,525)
Accounts payable		5,445	92,345	5,023	718
Contract liabilities		17,847	25,392	(1,722)	(246)
Accrued expenses and other liabilities		(192)	57,551	61,583	8,808
Lease liabilities		(3,708)	(2,665)	(5,825)	(833)
Deferred income		(1,464)	(1,531)	(687)	(98)
Deferred government subsidies		998	(1,936)	(526)	(75)
Income taxes payable		22	121	1,670	239

Net cash flow (used in) generated from operating activities		(88,410)	157,959	(179,506)	(25,668)

F- 1
3

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(e)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of non-controlling interests	20	(6,920)	—	—	—
Purchase of short-term investments		(56,694)	(885,706)	(729,153)	(104,267)
Redemption of short-term investments		—	444,759	418,728	59,877
Payments for short-term deposits		(14,164)	(130,071)	—	—
Proceeds received from maturity of short-term deposits		—	143,782	—	—
Payments for restricted short-term deposits		(33,437)	(39,486)	(29,126)	(4,165)
Proceeds received from maturity of restricted short-term deposits		—	43,942	29,486	4,216
Purchase of property and equipment		(7,832)	(38,966)	(147,903)	(21,150)
Purchases of land use rights		—	—	(11,409)	(1,631)
Acquisition of intangible assets		(1,255)	(1,112)	(1,068)	(153)
Cash paid for investments accounted for using equity method and other investments		(10,090)	(19,650)	(34,700)	(4,962)
Loan to a related party		—	—	(5,000)	(715)
Receipt of loans receivable from a related party		—	—	3,000	429
Receipt of loans receivable from a third party		1,700	—	—	—

Net cash flow used in investing activities		(128,692)	(482,508)	(507,145)	(72,521)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	12	69,090	64,250	249,143	35,627
Repayment of short-term bank loans		(49,794)	(69,090)	(83,758)	(11,977)
Proceeds from long-term bank loans	12	10,000	25,000	75,000	10,725
Repayment of long-term bank loans		(14,154)	(6,846)	(13,500)	(1,930)
Proceeds from short-term debts		—	90,000	—	—
Repayment of short-term debts		(69,861)	(90,000)	—	—
Capital injection by non-controlling interests		—	—	70	10
Repayment of Mandatorily redeemable non-controlling interests	13	—	—	(40,000)	(5,720)
Payment of share repurchase	19	—	(10,085)	—	—
Capitalized professional service fee related to financing transactions		—	—	(16,334)	(2,336)
Proceeds from issuance of Class A ordinary shares, net of issuance costs		250,199	698,128	166,810	23,853

Net cash provided by financing activities		195,480	701,357	337,431	48,252

Effect of exchange rate changes on cash and cash equivalents		562	5,819	(5,257)	(752)

Net (decrease) increase in cash and cash equivalents		(21,060)	382,627	(354,477)	(50,689)
Cash and cash equivalents at the beginning of the years		249,310	228,250	610,877	87,354

Cash and cash equivalents at the end of the years		228,250	610,877	256,400	36,665

F- 1
4

EHANG HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(e)
Supplemental disclosures of cash flow information
Interest paid		2,183	3,400	6,663	953
Income taxes paid		184	101	879	126
Non-cash investing and financing activities
Loans receivable settled by accounts payable		5,800	—	—	—
Purchase of property and equipment included in accrued expenses and other liabilities		1,401	1,198	45,768	6,545
The accompanying notes are an integral part of these consolidated financial statements.

F- 1
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations

(a)	Principal activities
EHang Holdings Limited (the ‘‘Company’’) was incorporated in the Cayman Islands on December 23, 2014 under the Cayman Islands Companies Law as an exempted company with limited liability. On December 12, 2019, the Company completed its initial public offering (the “IPO”) and got listed on Nasdaq Global Market. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the research and development, manufacturing, sales and operations of unmanned aerial vehicles (“UAVs”). The Group established its manufacturing facility in Yunfu City in the People’s Republic of China (“PRC”).

(b)	Principal subsidiaries and VIEs
As of December 31, 2025, the Company’s major subsidiaries, VIE and the subsidiaries
of the VIE (“VIEs”, refer to VIE and its subsidiaries as a whole, where appropriate) are as follows:

Entities	Date of incorporation establishment	Place of incorporation establishment	Equity interest held	Principal activities
Subsidiaries:
Ehfly Technology Limited (“Ehfly”)	December 5, 2014	Hong Kong	100%	Product sales, investment holding

EHang Intelligent Equipment Co., Ltd. (“EHang Intelligent” or the “WFOE”)	October 15, 2015	PRC	100%	Research and development, manufacturing and product sales

Yunfu EHang Intelligent Technology Limited (“EHang Yunfu”)	June 15, 2020	PRC	96.2%	Research and development, manufacturing and product sales

Entities	Date of incorporation establishment	Place of incorporation establishment	Principal activities
Variable Interest Entity
Guangzhou EHang Intelligent Technology Co., Ltd. (“EHang GZ” or the “VIE”)	August 8, 2014	PRC	Research and development, manufacturing and product sales

VIE’s Subsidiaries
Guangdong EHang General Aviation Co., Ltd. (“EHang Aviation”)	March 11, 2021	PRC	Operational flight services

Guangdong EHang Egret Media Technology Co., Ltd (“EHang Egret GD”)	July 6, 2016	PRC	Operational aerial media solutions services

F- 1
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

(b)	Principal subsidiaries and VIEs (Continued)

Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”)
The Group conducts all of its business in China through its subsidiaries and the VIEs in the PRC. The Company’s subsidiary EHang Intelligent, or the WFOE, has entered into contractual arrangements with the VIE and its shareholders described below, which are referred to as the VIE Contractual Agreements. During the years ended December 31, 2023 and 2024, and for the eight-month ended August 31, 2025, the shareholders of the VIE (the “Nominee Shareholders”) are Mr. Shuai Feng and Mr. Weixian Xia, who are the Group’s employees. In September 2025, Mr. Shuai Feng, completed transfer all of his equity interests in the VIE to Mr. Huazhi Hu and concurrently, all rights and obligations of Mr. Shuai Feng under the VIE Contract Agreements were assigned to Mr. Huazhi Hu. After the transfer, Mr. Huazhi Hu and Mr. Weixian Xia has became the Nominee Shareholders. Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, a wholly-owned entity of the Company, which further assigned the voting rights underlying their equity interests in the VIE to the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact their economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Through the VIE Contractual Agreements, the Company is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under
ASC810-10,
Consolidation: Overall
.
The following is a summary of the Contractual Agreements and its amendments among the Nominee Shareholders, the VIE, the WFOE and the Company:
Special Agreement on the Capital Increase Arrangement of the VIE
The WFOE has granted interest-free loans with an aggregate amount of RMB
60,000
 to the Nominee Shareholders of the VIE for the sole purpose of providing funds necessary for the capital increase to the VIE. The loans are repayable by such Nominee Shareholders through a transfer of their equity interests in the VIE to the WFOE, in proportion to the amount of the loans to be repaid.
Power of Attorney and Shareholders Voting Proxy Agreement
Pursuant to the Power of Attorney and Shareholders Voting Proxy Agreement entered into amongst the Nominee Shareholders, the VIE and the WFOE, the Nominee Shareholders authorized the WFOE to act on behalf of the Nominee Shareholders as exclusive agent and attorney with respect to all matters concerning the VIE’s equity interests, including but not limited to: (1) propose, convene and preside over the shareholders’ meetings of the VIE; (2) attend shareholders’ meetings of the VIE; (3) exercise all the shareholders’ rights, including voting rights; and (4) designate and appoint the senior management members of the VIE. The agreement stipulates that failure to remedy a breach within a reasonable period or ten days after written notice may result in liability. If the Nominee Shareholders or the VIE breach the agreement, the WFOE is entitled to terminate it and claim compensation. If the WFOE breaches, the non-defaulting
party may claim damages but does not have the right to terminate the agreement unless required by law. The proxy is irrevocable and continuously valid from the date of execution. The WFOE is entitled to re-authorize
or assign its rights related to the equity interest to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consents. In 2019, the WFOE reassigned its rights under the Power of Attorney and Shareholders Voting Proxy Agreement to the Company, pursuant to the Commitment Letter below.
Exclusive Option Agreements
Pursuant to the Exclusive Option Agreements entered amongst the Nominee Shareholders, the VIE and WFOE, the Nominee Shareholders granted to WFOE or their designees an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at the WFOE’s sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted under PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the WFOE, they will not: (i) create any pledge or encumbrance on their equity interests in the VIE, (ii) transfer or otherwise dispose of their equity interests in the VIE, or (iii) request any distribution of profits, income or any form of profit sharing, and any such assets that have been transferred to the shareholders of the VIE shall be returned to the WFOE or any entity designated by the WFOE. In addition, the Nominee Shareholders undertake that, upon the winding up of the VIE, all assets obtained by them shall be transferred to the WFOE or any entity designated by the WFOE at nil consideration or at the lowest price permissible under applicable PRC laws. The term of the agreement remains effective as long as each Nominee Shareholder remains a shareholder of the VIE. The WFOE may terminate the agreement at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreement.

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
Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”) (Continued)

Exclusive Technical Consulting and Service Agreement
Pursuant to the Exclusive Technical Consulting and Service Agreement and the
E
xclusive
S
ervices
A
greement between the WFOE and the VIE, the WFOE has the exclusive right to provide technical consulting and services to the VIE and its subsidiaries including but not limited to those relating to the development, manufacturing and sales of intelligent aerial vehicles. Without the WFOE’s prior written consent, the VIE shall not
, directly or indirectly,
o
btain the same or similar
technical consulting services
 as provided under this agreement
from any third party. In return, the VIE agrees to pay a service fee equal to
100
% of the consolidated net profits of the VIE after the VIE turns cumulative profitable and after certain expenses. The WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. The WFOE will have exclusive ownership of all intellectual property rights created by performance of this agreement.
The Exclusive Technical Consulting and Service Agreement and the Exclusive Services Agreement are valid for 10 years and shall be automatically renewed for successive ten-year
periods without limitation on the number of renewals
.
This agreement can be terminated by the WFOE at any time
without cause
but cannot be terminated by the VIE.
Share Pledge Agreements
Pursuant to the Share Pledge Agreements entered amongst the WFOE and the Nominee Shareholders, the Nominee Shareholders have pledged their entire equity interests in the VIE to the WFOE in favor of the WFOE to secure the VIE and their obligations under the various contractual agreements, including the Exclusive Technical Consulting and Service Agreements, the Exclusive Services Agreement, the Shareholders Voting Proxy Agreement and Exclusive Option Agreements described above. The WFOE, as pledgee, shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Share Pledge Agreements, the WFOE, as pledgee, will be entitled to rights, including the right to dispose of the pledged equity interests entirely or partially. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the WFOE. The Share Pledge Agreements will remain effective until the earlier of: (i) all the contractual obligations under the relevant agreement have been satisfied in full, (ii) the WFOE exercises its unilateral and unconditional right to terminate the share pledge agreements, or (iii) it is terminated as required by applicable PRC laws and regulations. The Company has completed the registration of all such share pledge of Mr. Weixian Xia and Mr. Huazhi Hu in March 2021 and September 2025, respectively, with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.
Commitment Letter in Respect of Shareholders Voting Proxy and Provision of Financial Support
Pursuant to the Commitment Letter in Respect of Shareholders Voting Proxy and Provision of Financial Support (“Commitment Letter”), the WFOE irrevocably and unconditionally commits to execute its rights and obligations under the Power of Attorney and Shareholders Voting Proxy Agreement under the instruction of the Company. In addition, the Company is obligated and undertakes to provide unlimited financial support to the VIE, to the extent permissible under applicable PRC laws and regulations. Such financial support shall be interest-free and without a fixed term, and shall not be subject to early repayment unless with the prior written consent of the Company.
Based on the opinion of the Company’s PRC legal counsel, the ownership structures of the WFOE and the VIE are in compliance with applicable PRC laws or regulations currently in effect; and each of the VIE Contractual Agreements is valid, legal and binding on the parties thereto under applicable PRC Laws currently in effect, and each party to the VIE Contractual Agreements is entitled to assert its respective rights and is obligated to perform its respective duties in accordance with the terms and conditions of each VIE Contractual Agreement, subject to applicable PRC Laws currently in effect.

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
Summary of the VIE contractual arrangements (the “VIE Contractual Agreements”) (Continued)

However, certain uncertainties regarding the interpretation and application of current or future PRC Laws could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of their current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties would result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these government actions causes the Company to lose the rights to direct the activities of the VIE or the right to receive substantially all of the economic benefits, and the Group are not able to restructure the ownership structure and operations in a satisfactory manner, the Company would no longer be able to consolidate the VIE.
The following financial statement balances and amounts of the Group’s VIEs were included in the accompanying consolidated financial
statements:

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	6,866	20,719	2,963
Accounts receivable, net	6,106	6,217	889
Inventories	834	2,319	332
Prepayments and other current assets	3,924	28,495	4,075
Amounts due from the Company and its subsidiaries	86,496	79,816	11,414
Property and equipment, net	3,436	61,259	8,760
Investments accounted for using equity method	15,459	17,622	2,520
Intangible assets, net	371	407	58
Deferred tax assets - non-current	—	3,305	473
Other non-current assets	—	15,310	2,189

Total assets	123,492	235,469	33,673

LIABILITIES
Accounts payable	3,070	1,293	185
Contract liabilities	1,848	2,058	294
Current portion of long-term bank loans	2,000	2,000	286
Accrued expenses and current liabilities	31,919	39,877	5,702
Amounts due to the Company and its subsidiaries	82,179	99,244	14,192
Income taxes payable	—	57	8
Long-term bank loans	7,000	5,000	715
Unrecognized tax benefit	588	588	84

Total liabilities	128,604	150,117	21,466

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

(b)	Principal subsidiaries and VIEs (Continued)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	32,808	123,960	160,250	22,915
- Third-party revenue	9,225	5,553	6,671	954
- Inter-company revenue	23,583	118,407	153,579	21,961
Net (loss) income	(5,234)	66,234	68,366	9,776
Net cash provided by operating activities	14,870	11,695	33,738	4,824
Net cash used in investing activities	(17,007)	(14,096)	(17,885)	(2,557)
Net cash (used in) provided by financing activities	(5,154)	5,154	(2,000)	(286)
Net (decrease) increase in cash and cash equivalents	(7,291)	2,753	13,853	1,981
Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIEs during the years presented.
The revenue-producing assets that are held by the VIEs comprise mainly of permits, domain names, intellectual property rights, operating licenses, intangible assets and fixed assets. The VIEs contributed an aggregate of 7.86%, 1.22% and 1.60% of the Group’s consolidated revenues for the years ended December 31, 2023, 2024 and 2025, respectively, after elimination of inter-company transactions. The
VIEs contributed net loss of
RMB26,013, RMB51,893 and
 net profit of
 RMB52,435 (US$7,498) of the Group’s consolidated net loss for the years ended December 31, 2023, 2024 and 2025, respectively, after elimination of inter-company transactions. There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations which can only be used to settle the VIE’s obligations, except for the registered capital and the statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 22). Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE.

(c)	Liquidity and Going Concern
The Group has been incurring losses from operations since inception. For the years ended December 31, 2023, 2024 and 2025, the Group incurred net losses of RMB302,341, RMB230,032 and RMB276,411 (US$39,527
), respectively
. As of December 31, 2024 and 2025, accumulated deficits amounted to RMB1,984,851 and RMB2,262,358 (US$323,513
), respectively. Net cash used in operating activities was RMB
88,410 and RMB179,506 (US$25,668
) for the years ended December 31, 2023 and 2025, and net cash generated from operating activities was RMB
157,959 for the year ended December 31, 2024.
As of December 31, 2025, the Group’s balance of cash and cash equivalents, short-term investments and restricted short-term deposits were RMB256,400 (US$36,665), RMB843,232 (US$120,581) and RMB29,655 (US$4,241), respectively.

F-
20

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization and Nature of Operations (Continued)

(c)	Liquidity and Going Concern (Continued)

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
Management has concluded that its existing balance of cash and cash equivalents, short-term investments and restricted short-term deposits as of December 31, 2025 provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

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

F-
2
1

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but not limited to expected credit losses, the determination of warranty cost, lower of cost and net realizable value of inventories, useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions, fair value of share-based awards, fair value of short-term investments, incremental borrowing rates for operating lease liabilities and determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments for equity investments without readily determinable fair values and not accounted for by the equity method. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency
The functional currency of the Company, Ehfly, and EHANG Investment (HK) Limited (“EHang HK”) is the United States dollar (“US$”). The functional currency of EHang Holding GmbH (“EHang GmbH”), EHANG TECHNOLOGIES SPAIN & LATAM, S.L. (“EHang Spain”) and Ehang EUROPE SAS (“EHang France”) is the Euro. The functional currency of the Company’s PRC subsidiaries and the VIEs is the Renminbi (“RMB”). The Group uses the RMB as its reporting currency. The determination of the respective functional currency is based on the criteria set out by ASC 830,
Foreign Currency Matters
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
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9931 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025 or any other rate.

(f)	Cash and cash equivalents
Cash and cash equivalents consist of deposits and highly liquid investments placed with banks and other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

F- 2
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Restricted short-term deposits
As of December 31, 2024 and 2025, restricted short-term deposits represent time deposits placed with a reputable bank in the PRC with original maturities between three months and one year, which are pledged for issuance of letter of credit. Interest earned is classified as “interest and investment income” in the consolidated statements of comprehensive loss during the years presented.

(h)	Derivative instruments
The Group’s derivative instruments are carried at fair value, which primarily consisted of foreign exchange forward contract. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The Group selectively uses financial instruments to mitigate the risk of foreign currency exchange (losses) gains arose from the Group’s cash and cash equivalent denominated in US$ and Euro. As the derivative instruments of foreign exchange forward contract does not qualify for hedge accounting treatment, changes in the fair value are reflected in “interest and investment income” of the consolidated statements of comprehensive loss. As of December 31, 2024 and 2025, the notional principal amounts of the outstanding foreign exchange forward contract were approximately RMB31,215 and RMB30,000 (US$4,290), respectively. Total changes in fair value of the derivatives recorded in interest and investment income, were incomes of RMB8 and RMB314 (US$45) for the years ended December 31, 2024 and 2025.

(i)	Short-term investments
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

2.	Summary of Significant Accounting Policies (Continued)

(j)	Current expected credit loss
The Group’s cash and cash equivalents, restricted short-term deposits, accounts receivable, loans receivable, other receivables and other non-current
assets are within the scope of ASC Topic 326. The Group adopted ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach with a cumulative effect recorded as an decrease of shareholders’ equity in the amount of RMB2,422.
The Group has identified the relevant risk characteristics of its customers and the related receivables which include the products the Group provides, the type of business, the scale of transactions on credit terms, the nature of counterparties and the level of credit risk of the customers, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. When facts and circumstances indicate that the receivable no longer shares similar risk characteristics, the Group evaluates the receivables for expected credit losses on an individual basis with expected future cash flow. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the years ended December 31, 2023, 2024 and 2025, the Group recorded RMB 13,691, RMB12,790 and RMB7,938 (US$1,135) of expected credit loss, net within general and administrative expenses, respectively.
The Group considers historical credit loss rates for each category of loan receivables, other receivables and other non-current
assets and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case
basis for particular aged receivable balances.
The following table summarizes the activity in the allowance for credit losses related to accounts receivable, loans receivable and other receivables for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Beginning balance prior to ASC 326	117,035
Adoption of ASC Topic 326	2,422

Balance at the beginning of the years	119,457	132,806	110,422	15,790
Current period provision	16,455	19,262	11,294	1,615
Reversal	(2,764)	(6,472)	(3,356)	(480)
Write-off	—	(35,194)	—	—
Acquisition of non-controlling interests	(390)	—	—	—
Others	48	20	148	21

Balance at the end of the years	132,806	110,422	118,508	16,946

The Group’s expected credit loss of cash and cash equivalents, restricted short-term deposits in banks and other non-current
assets within the scope of ASC Topic 326 were immaterial.

F- 2
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(k)	Inventories
Inventories are comprised of raw materials, work in progress and finished goods. The Group’s raw materials consist of accessories and hardware parts used to produce UAVs and hardware for building the command-and-control
centers. Work in progress primarily consist of UAVs and hardware parts in production which will be transferred into production cost when incurred. Finished goods primarily consist of UAVs. Cost is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Inventories are stated at the lower of cost or net realizable value. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, to record the decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventory write-downs of RMB460, RMB921 and RMB1,482 (US$212) were recognized in “cost of revenues” for the years ended December 31, 2023, 2024 and 2025.

(l)	Property and equipment, net
Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Residual value
Building	18 years	5%
Mold and tooling	2-5 years	0%
Office equipment	5 years	5%
Electronic equipment	3-5 years	5%
Machinery equipment	5-10 years	5%
Transportation equipment	4 years	5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	0%
Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss. The losses on the disposal of property and equipment amounted to RMB138, RMB682 and RMB34 (US$5) were recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively.
Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction-in-progress.
Construction-in-progress
is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

(m)	Land use right, net
Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which is 46 years.

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
There were no intangible assets with indefinite lives as of December 31, 2024 and 2025.

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

(p)	Investments accounted for using equity method
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

2.	Summary of Significant Accounting Policies (Continued)

(q)	Other investments
The Group’s other investments consist of equity investments without readily determinable fair value and debt security investments.
Equity Investments without Readily Determinable Fair Values
According to ASC 321, the Group elected to use the measurement alternative to measure the investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group’s management regularly evaluates the impairment of its investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet dates of the reporting periods for which the assessment is made. The fair value would then become the new cost basis of the investment.
Debt Security Investment
As of December 31, 2024 and 2025, the Group’s long term debt security investment represented minority equity interest with redemption right in an investee. The Group elected to account for the debt investment under the fair value option model including preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument
basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investment accounted for under the fair value option model is carried at fair value with unrealized gains and losses recorded in “interest and investment income” in the consolidated statements of comprehensive loss.

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

2.	Summary of Significant Accounting Policies (Continued)

(r)	Fair value measurements of financial instruments (Continued)

The Group’s financial instruments primarily consist of cash and cash equivalents, restricted short-term deposits, short-term investments, loans receivable, accounts receivable and payable, other current assets, bank loans, accrued expenses and other liabilities and mandatorily redeemable non-controlling
interests. The carrying values of these financial instruments, except for short-term investments, long-term bank loans and mandatorily redeemable non-controlling
interests, are approximated to their fair values due to their short-term maturities.
As of December 31, 2024 and 2025, financial assets that are measured at fair value on a recurring basis consist of foreign exchange forward contract, short term investments and long-term debt security investment. Foreign exchange forward contract was classified within Level 2 of the fair value hierarchy because the quoted market price of underlying asset is not fully observable. Short term investments with observable inputs that reflected quoted prices for identical assets in active markets were categorized as Level 1, while short term investments without fully observable quoted market price of underlying asset were categorized as Level 2.
Long-term
debt security investment did not have readily determinable market values and was categorized as Level 3 in the fair value hierarchy. The Group measures investments without readily determinable fair values on a non-recurring
basis when fair value adjustments can be supported by observable market data. Observable price changes generally arise from new financing rounds of the investee companies. As of December 31, 2024 and 2025, certain equity investments without determinable fair values were categorized within Level 2 of the fair value hierarchy when measured based on qualifying observable price changes. Those measured using significant unobservable inputs were categorized within Level 3. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

(s)	Revenue recognition
The Group’s revenues are primarily derived from the sale of UAVs and related commercial solutions, mainly including air mobility solutions, smart city management solutions, and aerial media solutions.
The Group enters into legally enforceable and binding agreements with its customers with fixed terms and conditions, including pricing. The Group recognizes revenue in the amount that reflects the consideration to which it expects to be entitled in exchange for the products or services are transferred to its customers. Revenues are presented net of taxes collected on behalf of the government.
When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.
A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer when the consideration is conditioned other than the passage of time. A receivable is recorded when the Group has an unconditional right to consideration, but for only the passage of time.
If a customer pays consideration or the Group has receivable, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily result from the advance received of sales of UAVs and related commercial solutions, which are recognized as revenue based on the consumption of the services or the delivery of the goods.
The Group generally does not separately bill its customers for shipping and handling fees and charges. The Group elects to record the costs incurred for shipping and handling in “sales and marketing expenses” in its consolidated statements of comprehensive loss. The shipping and handling costs for the years ended December 31, 2023, 2024 and 2025 were RMB1,427, RMB2,438 and RMB1,208 (US$173), respectively.

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
Air mobility solutions
Revenues from air mobility solutions are primarily product revenues from the sales of passenger-grade UAVs and its software. As the UAVs and software are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The Group recognizes revenue for this single performance obligation at a point in time when control to the bundle of goods transfers to the customer and other conditions as set out in ASC 606 are met. For domestic sales, control transfers upon delivery to the customer as evidenced by the customer’s acknowledgement of receipt and proof of delivery documentation. For international sales, control transfers at shipping point consistent with the terms of the sales agreements. The transaction price is the amount of consideration the Group expects to receive under the arrangement.
When the Group contracts with a customer and determines that it is not probable to collect substantially all of the consideration for the sales transaction at contract inception and no contract is established, any consideration received is recognized as a liability by the Group, subsequently recorded as revenue only when the Group has transferred control of the corresponding goods or services, has no obligation under the contract to transfer additional goods or services, and the consideration received is nonrefundable. The Group will record an asset in “Prepayments and other current assets” representing the value of the inventories recovered should the sale not happen.
The Group only provides the right of return for defective goods in connection with its warranty policy which is accounted for as an assurance-type warranty. For the extended warranty beyond the standard policy, the Group considers it provides a level of protection beyond defects that existed at the time and accounts for it as a separate performance obligation.
Service revenues from air mobility solutions are primarily provision of exhibition income which is satisfied over time.
Others
Smart city management solutions
The Group enters into contracts with its customers for designing, building and delivering customized integrated command-and-control
centers. The duration of the contracts depends on the contract size and ranges from three months to one year, excluding the duration of warranty accounted for as an assurance-type warranty, which ranges from one year to three years. The Group provides a significant service of integrating goods and services including the project design, hardware and software promised in the contract into a combined output; therefore, the goods and services in the contracts are not distinct from each other and the Group determines there is one performance obligation, which is the delivery of the customized integrated command-and-control
center. The performance obligation is satisfied, and control is transferred to the customer over time because there is no alternative use for the highly customized and integrated command-control-center and the Group has an enforceable right to payment for performance completed to date. The Group has determined the cost-to-cost
method best depicts the measure of progress towards fulfilling the performance obligation. Under this method, revenue is recognized based on the estimated extent of progress, which is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for designing, building and delivering a customized integrated command-and-control
center. Revisions in the estimated total costs of
command-and-control
center contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts. The Group reviews and updates the estimated total costs of command-and-control
center contracts periodically. The Group accounts for revisions to contract revenue and estimated total costs of command-and-control
center contracts, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when they have been awarded by customers.
The Group also provides products for smart city management solutions. Product revenues are recognized at a point in time upon customer acceptance of the products.

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(s)	Revenue recognition (Continued)

Aerial media solutions
The Group generates revenue by providing aerial media performance services and related products. Aerial media performance services allow multiple smart control-based drones to demonstrate and transform their formation to display diversified messages and images in specific airspace, that is tailor made based on different branding or advertising requirements. The Group uses self-produced and purchased drones and customizes the fleet formation performances based on customer’s needs and availability of airspace approval in the area. The performance is usually completed within a day and revenue is recognized when the service is delivered. While the aerial media performance services are delivered to customers over a period of time, the customer simultaneously receives and consumes the benefits of the Group’s performance as and when each service is delivered and revenue is recognized over time.
The Group also sells hardware and software components of the aerial media performance drones. As the hardware and software components are highly interdependent, the entire bundle of promised goods is considered one performance obligation within the context of the contract. The single performance obligation is satisfied at a point in time, which is upon customer acceptance of the products.
Others
The Group generates other revenues mainly from stand-alone sales of consumer drones and their components and spare parts. Revenues are recognized for consumer drones upon shipment which is when control of the drones is transferred to the customers.
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
to the existing contract and as an adjustment to revenue on a cumulative catch-up
basis.

(t)	Cost of revenues
Cost of revenues consists primarily of autonomous aerial vehicle material and manufacturing costs, construction costs of smart city management solutions, product warranty costs, provision for inventories, payroll, employee benefits, rental fees, depreciation and related costs of operations.

F-
30

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(u)	Product warranty liability
The Group offers standard warranties to replace or repair defects on certain hardware parts of its passenger-grade UAVs for a period of six months to three years typically. The Group does not provide warranties to guarantee that the UAVs will perform as expected or in accordance with published specifications or provide expected benefits. The Group accrues for the estimated costs to repair or replace defective hardware parts and costs to assure software effectiveness as costs of revenues when revenue is recognized. The Group estimates its warranty costs by considering its historical experience of having to replace or repair hardware parts and for software de-bugging
and the historical costs incurred have been insignificant to date. The estimates of warranties are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group reassesses whether warranty accruals are adequate based on actual experience as it becomes available and adjusts its estimates on a prospective basis.
Product warranty accrual is included in accrued expenses and other current liabilities (Note 11) and other non-current
liabilities in the consolidated balance sheets.

(v)	Advertising expenditures
Advertising expenditures are expensed as incurred and are included in “sales and marketing expenses”, which amounted to RMB2,918, RMB3,645 and RMB3,385 (US$484) for the years ended December 31, 2023, 2024 and 2025, respectively.

(w)	General and administrative expenses
General and administrative expenses consist primarily of payroll, employee benefits, share-based compensation, legal and other professional services fees, expected credit losses provision, and other general corporate related expenses.

(x)	Research and development expenses
Research and development expenses include materials and supplies, design and development expenses with new technology, payroll, employee benefits, share-based compensation and other operating expenses such as rent, depreciation and other related expenses.
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
985-20
(“ASC
985-20”),
Costs of Software to be Sold, Leased, or Marketed
. Such software development costs consist primarily of salaries and related payroll costs and are capitalized once technological feasibility is established, which is when a completed detail program design or in the absence of a completed detail program design, a working model of the product is available. As a result, capitalized software development costs were immaterial for the years ended December 31, 2023, 2024 and 2025.

F-
31

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(y)	Leases
The Group leases facilities under
non-cancellable
operating leases expiring on different dates. Under ASU
No.2016-02(Topic
842) “Leases”, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. The Group determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Group has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.
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
As a lessee, the weighted average remaining lease terms of the right-of-use
assets was 12 years, as of December 31, 2025, the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined and the weighted-average discount rate of the operating lease was 4.20%.
For the years ended December 31, 2023, 2024 and 2025, operating lease cost were RMB11,527, RMB11,227 and RMB15,642 (US$2,237), and short-term lease cost were RMB172, RMB100 and RMB118 (US$17), respectively. There was no other lease cost other than operating lease cost and short-term lease cost for each of the periods presented. For the years ended December 31, 2023, 2024 and 2025, cash paid for operating leases included in operating cash flows were RMB6,877, RMB7,383 and RMB11,024 (US$1,576), respectively. For the years ended December 31, 2023, 2024 and 2025, leased assets obtained in exchange for operating lease liabilities was RMB9,127, RMB60,590 and RMB1,363 (US$195), respectively.
A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	Office and production facilities rental
	As of December 31, 2025
	RMB	US$
2026	16,576	2,370
2027	14,571	2,084
2028	14,141	2,022
2029	12,199	1,744
2030	12,427	1,777
2031 and thereafter	103,063	14,738

Minimum lease payments	172,977	24,735
Less: imputed interest	(42,453)	(6,070)

Present value of lease liabilities	130,524	18,665
Less: Current portion	(16,278)	(2,328)

Non-current portion of lease liabilities	114,246	16,337

(z)	Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of operating nature with no further conditions to be met are recorded in “other operating income” when received. The government subsidies with certain operating conditions are recorded as “deferred government subsidies” on the consolidated balance sheets when received and are recorded as “other operating income” when the conditions are met.
For the years ended December 31, 2023, 2024 and 2025, other operating income mainly represents government grants that recognized upon receipt immediately in profit or loss of RMB6,233, RMB29,869 and RMB10,400 (US$1,487), respectively, as no further performance or conditions is required. Other operating income of RMB1,983 (US$284) were recognized during the year ended December 31, 2025 from deferred government subsidies when the conditions are met.

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
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
No. 2023-09,
Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Group adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 17, Income Taxes for the inclusion of new disclosures required.

(ab)	Share-based compensation
The Group applies ASC 718 (‘‘ASC 718’’),
Compensation—Stock Compensation
to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards granted to employees were classified as equity awards.
The Group has elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. Prior to the completion of the IPO, with the assistance of an independent third-party valuation firm, the group determined the grant date fair value of the awards granted to employees. Subsequent to the completion of the IPO, share-based awards granted were measured based on the fair value of ordinary share as of grant date. The fair value is determined using an appropriate valuation model, such as the binomial option pricing model for share options or the market price of the Company’s shares on the grant date for Restricted Stock Units (“RSUs”). The Group accounts for forfeitures as they occur.
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

2.	Summary of Significant Accounting Policies (Continued)

(ab)	Share-based compensation (Continued)

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
Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, maternity insurance and employment injury insurance are provided to employees. Chinese labor regulations require that PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB13,298, RMB15,751 and RMB23,989 (US$3,430) for the years ended December 31, 2023, 2024 and 2025, respectively.

(ad)	Statutory reserve
The Group’s PRC entities are required to make appropriations to certain non-distributable
reserve funds.
In accordance with the Company Laws of the PRC, the Group’s entities registered as PRC domestic companies must make appropriations from its after-tax
profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to
non-distributable
reserve funds including a statutory surplus fund and a discretionary surplus fund . The appropriation to the statutory surplus fund must be at least 10% of the after-tax
profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.
Prior to January 1, 2025, in accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as the WFOE and its subsidiaries (“WFOEs”)
have to make appropriations from its
after-tax
profit (as determined under PRC GAAP) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is made at the discretion of the company. With effect from January 1, 2025,
no appropriations shall be made to the general reserve fund, the enterprise expansion fund or the staff welfare and bonus fund. Any distribution of profit shall comply with the Company Laws of the PRC.
The use of the statutory surplus fund and discretionary surplus fund is restricted to the off-setting
of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
For the years ended December 31, 2023, 2024 and 2025, appropriations to general reserve fund and statutory surplus fund amounted to RMB48, RMB533 and RMB1,530 (US$219), respectively.

F- 3
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

(ae)	Comprehensive loss
Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220,
Comprehensive Income
, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments.

(af)	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2023, 2024 and 2025, respectively.

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
For the years ended December 31, 2023, 2024 and 2025, the
two-class
method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 19). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.
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

2.	Summary of Significant Accounting Policies (Continued)

(ah)	Short-term debt (Continued)

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
For the year ended December 31, 2023, the short-term debt was repaid.

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
The Group received the Proceeds and issued short-term debt and Warrants in a bundled transaction. The RMB Proceeds shall be allocated to the two elements based on the relative fair values of the debt instrument without the Warrants and of the Warrants themselves at time of issuance. The portion of the RMB Proceeds so allocated to the Warrants shall be accounted for as additional paid-in
capital. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction, the short-term debt. This results in a discount which shall be accounted for as amortization of debt discounts in the following months.
On January 1, 2022, The Group has elected to early adopt the ASU
No. 2020-06,
Debt—Debt with Conversion and Other Options
(Subtopic
470-20)
and
Derivatives and Hedging—Contracts in Entity’s Own Equity
(Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
(ASU
2020-06),
which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This adoption of the guidance had no material impact on the treatment of the warrants or short-term debt in Note 2(ah).
The Group entered into an SPA with similar terms of 2022 SPA with a third-party investor and received a short-term debt of RMB90,000 in June 2024 and repaid the debt in November 2024.

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
In accordance with ASC 280 (“ASC 280”),
Segment Reporting
, operating segments are defined as components of an enterprise about which separate financial information is available that is provided regularly to the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Chief Executive Officer as the CODM reviews the consolidated revenues, gross profit and net loss, using only one measure of a segment’s profit or loss when making decisions about allocating resources and assessing the performance of the Group by comparing actual results of consolidated revenues, gross profit and net loss to historical results and previously forecasted financial information. As a whole and hence, the Group has only one reportable segment. The Group’s long-lived assets are substantially all located in the PRC.
For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of comprehensive loss.
The following table presents revenue by customer incorporation location for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
PRC	96,580	82%	431,338	95%	402,333	57,532	97%
East Asia	6,018	5%	3,028	1%	14,369	2,055	3%
West Asia	9,188	8%	14,485	3%	564	81	0%
Europe	501	1%	321	0%	372	53	0%
South Asia	—	—	—	—	217	31	0%
East Africa	—	—	—	—	126	18	0%
West Africa	—	—	1,851	0%	—	—	—
North America	—	—	2,616	1%	—	—	—
South America	4,729	4%	2,513	0%	—	—	—
Other	410	0%	—	—	—	—	—

Total net revenues	117,426	100%	456,152	100%	417,981	59,770	100%

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
In November 2024, the FASB issued ASU
No. 2024-03,
Disaggregation of Income Statement Expenses (Subtopic
220-40).
The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in Group’s consolidated financial statements, once adopted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.
In July 2025, the FASB issued ASU
2025-05,
Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides all entities an election of a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when developing reasonable and supportable forecasts as part of estimating expected credit losses. This ASU is effective for annual reporting periods beginning after December 15, 2025 (and interim reporting periods within those annual reporting periods). Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. After evaluation, the Group has decided not to elect the practical expedient.
In September 2025, the FASB issued ASU
No. 2025-06,
Intangibles—Goodwill and
Other—Internal-Use
Software (Subtopic
350-40):
Targeted Improvements to the Accounting for
Internal-Use
Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC
350-40.
The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on its consolidated financial statements.
In December 2025, the FASB issued ASU
No. 2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks

(a)	Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted short-term deposit, short-term investments and accounts receivable. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk as of the balance sheet dates.
As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted short-term deposit, and short-term investments were placed with certain reputable financial institutions in the PRC and overseas. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Group selected reputable international financial institutions with high credit ratings to deposit its foreign currencies. The Company regularly monitors the credit ratings of the international financial institutions to avoid any potential defaults. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.
Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains expected credit losses provision and actual losses have generally been within management’s expectations.

(b)	Business supplier risk
The Group relies on external supplies for raw materials and certain components and parts used in the Group’s products. Some of the components for UAVs are currently selected to be purchased from a single source to improve cost-efficiency.
Suppliers accounting for 10% or more of total purchases of materials for the years presented are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Supplier
A	—	—	26,399	3,775
B	*	22,576	*	*
C	5,585	*	*	*

*	less than 10% of total purchase of materials of the Group.

F-
40

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.	Concentration of Risks (Continued)

(c)	Customer risk
The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand its business from existing customers while also attracting new customers. For the years ended December 31, 2023, 2024 and 2025, the majority of the Group’s revenue generated from sales of passenger-grade UAVs are from a limited number of customers that mainly operate the UAVs on a limited trial basis in tourism locations in China, rather than in broad, mainstream commercial operations.
External customers with 10% or more of the Group’s revenues for the years presented are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Customer
A	—	—	100,000	14,300
B	28,673	*	81,504	11,655
C	—	120,796	53,540	7,656
D	—	100,000	—	—
E	—	63,451	—	—
F	11,752	—	*	*

*	less than 10% of total revenues of the Group.
As of December 31, 2024 and 2025, accounts receivable, net of expected credit losses, from the top customers above amounted to RMB49,373 and RMB56,522 (US$8,083
), accounting
 for 85% and 51% of the Group’s total balance, respectively.

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
The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, restricted short-term deposits, short-term investments, accounts receivable, other receivables, other payables and accounts payable are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

F-
41

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

4.	Short-term Investments
Short-term investments as of December 31, 2024 and 2025 consisted of the following:

	As of December 31, 2024
	Cost	Gross unrealized gains	Gross unrealized losses	Foreign currency exchange gains	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB
Wealth management products	503,733	4,885	—	5,065	513,683

	As of December 31, 2025
	Cost	Gross unrealized gains	Gross unrealized losses	Foreign currency exchange losses	Fair value carrying amount
	RMB	RMB	RMB	RMB	RMB
Wealth management products	824,564	36,290	—	(17,622)	843,232

The Group’s short-term investments are primarily investments in trading instruments issued by oversea reputable financial institutions.
For the years ended December 31, 2023, 2024 and 2025, the Group recognized interest and investment income of RMB806, RMB10,177 and RMB36,748 (US$5,255) from short-term investments, respectively.

5.	Accounts Receivable, Net
Accounts receivable, net, consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	161,520	222,929	31,879
Less: expected credit losses provision	(103,340)	(111,259)	(15,910)

Accounts receivable, net	58,180	111,670	15,969

In 2025, the Group received a deposit of RMB7,060 (US$1,010) from a customer, representing a guaranteed payment for consideration recorded
in accrued expenses and other liabilities (Note 11). The amount was subsequently offset against an account receivable from the customer in April 2026.
The movements in the expected credit losses were:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Beginning balance prior to ASC 326	(115,380)
Adoption of ASC Topic 326	(1,153)

Balance at the beginning of the years	(116,533)	(131,826)	(103,340)	(14,778)
Current period provision	(16,170)	(12,725)	(11,294)	(1,615)
Reversal	1,773	6,039	3,356	480
Provision converted from unbilled revenue	(1,269)	—	—	—
Write-off	—	35,180	—	—
Acquisition of non-controlling interests	390	—	—	—
Others	(17)	(8)	19	3

Balance at the end of the years	(131,826)	(103,340)	(111,259)	(15,910)

F- 4
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.	Inventories
Inventories consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Raw materials	45,319	40,687	5,818
Work in progress	9,043	20,400	2,917
Finished goods	30,405	48,760	6,972

Inventories, total	84,767	109,847	15,707
Inventories provision	(9,080)	(8,213)	(1,174)

	75,687	101,634	14,533

7.	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Value-added tax	22,706	45,741	6,541
Prepayment for acquisition of inventories	20,048	32,726	4,680
Right to recover inventories (i)	—	30,326	4,337
Prepayment for services	6,733	24,716	3,534
Insurance claims receivable	—	2,230	319
Loans and interest receivable from a related party (Note 18(5))	—	2,070	296
Prepayment for an equity investment	2,000	2,000	286
Foreign exchange forward contract	8	314	45
Deposits	16,082	308	44
Others	721	491	69

	68,298	140,922	20,151

(i)
For contracts with certain customers where collectability is not probable to support the establishment of contract at contract inception, and no revenue was recognized, the Group recorded the right to recover the transferred inventories as stipulated in the contracts or by relevant laws. As of December 31, 2024 and 2025, right to recover inventories were nil and
RMB30,326 (US$4,337), respectively.

F- 4
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

7.	Prepayments and Other Current Assets (Continued)

In January 2020, the Group entered into a three-year loan agreement with a third-party supplier of key UAV components with a principal amount of RMB52,000 and an interest rate of 3% per annum. The use of the loan proceeds is limited to expanding the supplier’s production capacity. This long-term loan can be repaid by the borrower at any time. The loan balance was guaranteed by the borrower’s sole shareholder and his spouse. In 2020, RMB40,000 of the loan’s principal was repaid by the borrower. In March 2023, the Group entered into a supplementary agreement with the borrower to extend the term of the outstanding loan of RMB12,000 as follows: (1) RMB2,000 of the outstanding amount is extended to September 30, 2023. (2) RMB2,000 of the outstanding amount is extended to December 31, 2023. (3) RMB8,000 of the outstanding amount is extended to March 9, 2025. Subsequently, RMB1,700 was repaid by the borrower in cash and a supplemental agreement was entered into to offset RMB5,800 with the Group’s accounts payable to the borrower. For the years ended December 31, 2023 and 2024, the Group had recognized current expected credit losses of RMB285 and RMB4,215 against the total uncollected loan receivable balance of RMB4,500, respectively. Up to date of the issuance of the financial statements, the borrower did not repay the loan.
In March 2020, the Group provided a
two-year
loan to a third-party entity with a principal amount of Euro 243 (equivalent to RMB1,900) and an interest rate of 3.5% per annum. In March 2022, the Group entered into a supplementary agreement with the third-party entity to extend the term of the loan by two years. The use of the loan proceeds is limited to assisting the Group in applying necessary permits from a European country’s aviation authority for the commercial operations of UAVs in this country. In 2024, the Group made a full provision against the total balance. As of the date of issuance of the financial statements, the borrower did not repay the loan.
As of December 31, 2024 and 2025, expected credit loss provision related to other receivables (including loans receivable) were RMB7,082 and RMB7,249 (US$1,037), respectively.

8.	Property and Equipment, Net

	As of December 31,
	2024	2025
	RMB	RMB	US$
Leasehold improvements	30,236	86,648	12,391
Building	—	84,087	12,024
Electronic equipment	15,828	70,302	10,053
Machinery equipment	20,440	35,855	5,127
Construction in progress	16,985	12,532	1,792
Mold and tooling	6,190	11,926	1,705
Transportation equipment	4,224	6,766	968
Office equipment	1,980	4,432	634

	95,883	312,548	44,694
Less: accumulated depreciation	(34,199)	(53,038)	(7,584)
Less: accumulated impairment	(1,460)	(1,460)	(209)

	60,224	258,050	36,901

For the years ended December 31, 2023, 2024 and 2025, the Group recorded depreciation expense of RMB12,442, RMB12,774 and RMB18,954 (US$2,710), respectively.
As of December 31, 2025, certain long-term bank loans (Note 12) were secured by mortgages of the Group’s building with carrying values of approximately RMB

81,952 (US$11,719). There was no property and equipment mortgage securing the long-term loans outstanding as of December 31, 2024.

F- 4
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.	Investments Accounted for Using Equity Method

Equity method investments
RMB
Balance as of December 31, 2023	13,450
Additions	14,800
Shares of results of equity method investees	(4,353)
Balance as of December 31, 2024	23,897
Additions	10,200
Shares of results of equity method investees	(5,248)

Balance as of December 31, 2025	28,849

Balance as of December 31, 2025 (US$)	4,125

(a)
In June 2021, the Group and a third-party investor jointly set up an entity for the purpose of developing the local urban air mobility and smart city operations in Guangzhou, Guangdong Province. The Group subscribed for a commitment of RMB10,500 and holds 35% of the investee’s equity interests. As of December 31, 2024 and 2025, the Group has contributed aggregated cash consideration of RMB7,000 and RMB7,000 (US$1,001). The Group holds board seats to enable it can exercise significant influence over the operating and financial policies of the investee. Therefore, the equity investment is accounted for using the equity method. Pursuant to the payment schedule of capital contribution as set out in the investment agreement, RMB3,500 (US$500) is recorded as investment payable in accrued expenses and other liabilities (Note 11) as of December 31, 2024 and 2025.

(b)
In 2024, the Group and several third-party investors entered into investment agreements to jointly set up entities to promote local low-altitude
transportation and tourism products in Anhui Province, Jiangsu Province, Guangdong Province and Zhejiang Province, respectively. For the year ended December 31, 2024, the Group invested total cash consideration of RMB13,050 and holds equity interests in the investees with a range from 19% to 31%. The Group holds board seats to enable it can exercise significant influence over the operating and financial policies of the investees. Therefore, the equity investments are accounted for using the equity method.

(c)
In March 2025, the Group and a third-party investor jointly set up an entity for the purpose of optimizing the
production processes and technology of UAV in Guangdong Province. As of December 31, 2025, the Group has contributed aggregated cash consideration of RMB4,000 (US$572) and holds 40% of the investee’s equity interest. The Group holds board seats to enable it can exercise significant influence over the operating and financial policies of the investee. Therefore, the equity investment is accounted for using the equity method.

(d)
In September 2025, to support its UAV operation business, the Group invested an additional RMB6,200 (US$887) in an existing investee based in Anhui Province, and holds 31% of the investee’s equity interests. The Group holds board seats to enable it can exercise significant influence over the operating and financial policies.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized losses of RMB1,560, RMB4,353 and RMB5,248 (US$750) from equity method investment, respectively. As of December 31, 2024 and 2025, none of the Group’s equity method investment, neither individually nor in aggregate, was considered as significant under Regulation S-X 4-08(g). No impairment losses were recognized on these investments in any of the presented years.

F- 4
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.	Other Investments

	Equity investments without readily determinable fair values	Debt security investments	Total
	RMB	RMB	RMB
Balance as of December 31, 2023	2,919	2,000	4,919
Additions	4,600	—	4,600
Fair value gain	—	348	348
Balance as of December 31, 2024	7,519	2,348	9,867
Additions	14,500	10,000	24,500
Fair value gain	8,624	2,339	10,963

Balance as of December 31, 2025	30,643	14,687	45,330

Balance as of December 31, 2025 (US$)	4,382	2,100	6,482

Equity investments without readily determinable fair values
In 2017, the Group assisted a third party in acquiring a land use right from the Guangzhou City government. In return for the Group’s assistance services, the Group received a cash consideration of RMB41,117 and minority equity interests in an entity, whose sole asset is the aforementioned land use right. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2024 and 2025, the carrying value of this investment was RMB2,919 and RMB2,919 (US$417), respectively.
In 2024, the Group and a third-party vendor entered into an investment agreement to jointly invest in an entity principally engaging in research and development of power cells and batteries for electric vertical take-off
and landing aircraft. The Group holds 4.12% equity interests and has no significant influence on investee’s business operations and financial decisions. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. As of December 31, 2024 and 2025, the carrying value of this investment was RMB4,600 and RMB4,600 (US$658), respectively.
In April 2025, the Group and three third-party investors jointly invested in an entity under control of the Group’s founder and Chairman of the Board, Mr. Huazhi Hu, which principally engages in research and development of unmanned mart yacht. The Group invested RMB14,500 (US$2,073) to hold 4.63% equity interests and has no significant influence on investee’s business operations and financial decisions. The Group elected to use the measurement alternative to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. For the year ended December 31, 2025, the Group recorded investment income of RMB8,624 (US$1,234) by reference to observable price quoted from latest round of investee’s equity financing from a third-party. As of December 31, 2025, the carrying value of this investment was RMB23,124 (US$3,307).
Debt security investments
In September 2023 and June 2025, the Group acquired minority equity interests with redemption right in a solid-state lithium metal battery technology company for cash considerations of RMB2,000 and RMB10,000 (US$1,430), respectively. The ordinary shares are redeemable at the option of the Group if the investee fails to launch the initial public offering by June 30, 2031. The Group elected to account for the investment at fair value option by using a combination of valuation methodologies, including the equity allocation model and the pricing of recent rounds of financing of the investee. For the years ended December 31, 2024 and 2025, the Group recognized the fair value change of RMB348 and RMB2,339 (US$334), respectively.

F- 4
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Payroll and welfare payables	62,548	87,406	12,499
Payables for acquisition of property and equipment	1,329	47,097	6,735
Other taxes payables	38,770	46,630	6,668
Payables for service fees	22,760	35,867	5,129
Product warranty liabilities (a)	9,953	20,906	2,990
Deposit payables	—	7,060	1,010
Government subsidy	5,000	5,000	715
Consideration payable to an equity method investment (Note 9)	3,500	3,500	500
Advance from customers	—	2,805	401
Accrued interests	719	569	81
Others	5,617	6,599	943

	150,196	263,439	37,671

(a)	A reconciliation of the changes in the Group’s product warranty liability is as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the years	3,780	3,886	14,492	2,072
Accruals	2,410	12,232	14,730	2,106
Claims	(594)	(124)	(2,496)	(357)
Reversal	(1,710)	(1,502)	(1,514)	(216)

Balance at the end of the years	3,886	14,492	25,212	3,605
Less: Non-current portion of warranty	(1,053)	(4,539)	(4,306)	(615)

Current portion of warranty	2,833	9,953	20,906	2,990

12.	Bank Loans
As of December 31, 2024 and 2025, certain bank loans were pledged by some of Group’s intellectual property rights.
Short-term bank loans
In 2024, the Group obtained guaranteed bank loans amounted to RMB34,472 from several financial institutions in the PRC. The weighted average effective interest rate of the short-term bank loans was 3.6% per annum. The loans were repayable within one year with interests paid on a monthly or quarterly basis and guaranteed by the Group’s founder and Chairman of the Board, Mr. Huazhi Hu. The loans were repaid in full and on schedule in 2025.
In April 2024, the Group obtained a loan guaranteed by letter of credit amounting to RMB29,778. The weighted average effective interest rate on short-term bank loan is 2.2% per annum. The loan was repaid in April 2025.
In 2025, the Group obtained bank loans amounted to RMB219,582 (US$31,400) from several financial institutions in the PRC, among which RMB49,823(US$7,125) was guaranteed by the Group’s founder and director, Mr. Huazhi Hu. The weighted average effective interest rate of the short-term bank loans was 2.6% per annum. The loans are repayable within one year with interests paid on a monthly or quarterly basis. Among the short-term bank loans obtained in 2025, an amount of RMB20,000 (US$2,860) was repaid within the same year.

F- 4
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.	Bank Loans (Continued)

Short-term bank loans (Continued)

In April 2025, the Group obtained a loan guaranteed by letter of credit amounting to RMB29,561 (US$4,227). The weighted average effective interest rate on short-term bank loan is 1.5% per annum. The loan is repayable within one year with interest recognized monthly.
Long-term bank loans
In 2024, the Group entered into long-term agreements with two banks in the PRC of total principals of RMB25,000, subject to effective interest rates of 3.0% per annum and 2.9% per annum, with maturity dates on March 24, 2027 and on December 14, 2027.
In 2025, the Group entered into long-term agreements with two banks in the PRC of total principals of RMB75,000 (US$10,725), subject to effective interest rates of 2.4% per annum, 2.9% per annum and 3.0% per annum, with maturity dates on August 1, 2028, December 24, 2027 and on January 13, 2035.
As of December 31, 2024 and 2025, the principal amount of RMB10,500 and RMB9,800 (US$1,401), respectively, was due within 12 months after the balance sheet date and presented as current liabilities in the consolidated balance sheet.
The combined aggregate amounts of maturities and sinking fund requirements for each of the five years are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Less than 1 year	10,500	9,800	1,401
Between 1 and 2 years	3,500	33,800	4,833
Between 2 and 3 years	17,000	29,400	4,204
Between 3 and 4 years	—	3,000	429
over 4 years	—	16,500	2,360

	31,000	92,500	13,227

As of December 31, 2025, long-term bank loans amounted to RMB55,500 (US$7,936) were secured by mortgages of the Group’s building, in which approximately RMB6,000 (US$858) will mature before December 31, 2026, in accordance with the repayment timeline under the relevant loan agreements. There was no property and equipment mortgage securing the long-term loans outstanding as of December 31, 2024.
As of December 31, 2024 and 2025, long-term bank loans amounted to RMB16,000 and RMB7,000 (US$1,001) were guaranteed by the Group’s Chairman of the Board, Mr. Huazhi Hu, in which approximately RMB9,000 and RMB2,000 (US$286) will mature within one year after the balance sheet dates, in accordance with the repayment timeline under the relevant loan agreements.
The carrying value of the long-term bank loans approximates its fair value as of December 31, 2024 and 2025. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2.
Certain Group’s banking facilities are subject to the fulfillment of certain fin anci
al covenants, including gearing ratio. The Group regularly monitors its compliance with these covenants. As of December 31, 2024 and 2025, none of the covenants was breached.

F- 4
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

13.	Mandatorily Redeemable Non-controlling Interests
On June 15, 2020, the Group established a subsidiary named EHang Yunfu (Note 1). On June 30, 2020, the Group entered into an agreement with a third-party investor who subscribed 30% of the equity interests of EHang Yunfu for cash consideration of RMB40,000. At the sole discretion of the investor, the Group is obligated to repurchase the 30%
non-controlling
interest or with the consent of the investor, guarantee a third-party to repurchase the 30%
non-controlling
interests at the investor’s investment cost at the end of the five-year investment term. The non-controlling
interests do not participate in any dividend distributions of EHang Yunfu but earn an after-tax
interest of 1.5% per year, payable on a quarterly basis. As EHang Yunfu’s non-controlling
interests are mandatorily redeemable at the sole discretion of the investor, it is classified as liability and subsequently measured at the amount that would be paid if settlement occurred at the reporting date.
In 2025, the Group repaid RMB40,000 (US$5,720) to the investor, who has been deregistered from equity interests holder of Ehang Yunfu.

14.	Revenues
The following table presents the disaggregation of revenue from contracts with the customers:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues - Products
Air mobility solutions	99,470	439,533	390,542	55,846
Others	1,490	1,108	14,495	2,073

Subtotal-Products	100,960	440,641	405,037	57,919

Revenues - Services
Air mobility solutions	5,259	3,787	4,612	660
Others	11,207	11,724	8,332	1,191

Subtotal-Services	16,466	15,511	12,944	1,851

Total Revenues	117,426	456,152	417,981	59,770

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
Contract balances
Contract balances include accounts receivable. Accounts receivable re pre
sents the billed amounts related to the Company’s rights to consideration as performance obligations are satisfied and the rights to payment become unconditional but for the passage of time.
Contract liabilities represent payments received from customers for which the corresponding products or services have not yet been transferred to customers. The contract liabilities were primarily contributed by advance from customers of sales of passenger-grade UAVs. Revenue of RMB4,309, RMB16,118 and RMB10,723 (US$1,533) were recognized during the years ended December 31, 2023, 2024 and 2025 from the balance included in the contract liabilities on January 1, 2023, 2024 and 2025, respectively.

9

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Share-based Compensation
In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan that was approved by the Board of Directors on December 23, 2016 (“the 2015 Plan”). As of December 31, 2025, under the 2015 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 8,867,053 ordinary shares.
In September 2019, the Company’s Board of Directors approved the 2019 Share Incentive Plan (“the 2019 Plan”), which become effective upon the completion of the Company’s IPO on December 12, 2019. As of December 31, 2025, under the 2019 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 13,941,558 ordinary shares.
In December 2023, the Company’s Board of Directors approved the 2023 Share Incentive Plan (“the 2023 Plan”), which become effective on December 22, 2023. As of December 31, 2025, under the 2023 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all share-based awards (including restricted shares, RSUs and share options) is 11,905,990 ordinary shares.
Pursuant to 2015 Plan, 2029 Plan and 2023 Plan (collectively, the “Plans”), the members of the Board, consultant or employees are entitled to be granted share-based awards.
For the year ended December 31,2023, the Company granted a total of 6,114,000 RSUs to the Group’s employees under the 2019 Plan. For the year ended December 31, 2024, the Company granted a total of 394,820 share options to the Group’s employees under the 2019 Plan and a total of 2,305,100 RSUs and 5,124,500 share options to the Group’s employees under the 2023 Plan. For the year ended December 31, 2025, the Company granted a total of 2,030,000 RSUs and 2,370,000 share options to the Group’s employees under the 2023 Plan. All of the RSUs and shares options are subject to service conditions and vest over the periods ranging from three months to four years, starting from the vesting inception date.
RSUs
The following table summarizes the Company’s RSUs activity under the Plans:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life
		(US$ per share)	(Years)
Unvested, December 31, 2022	2,678,000	8.8740	1.90
Granted	6,114,000	8.9809
Vested	(2,255,250)	7.8054
Forfeited	(9,000)	3.8500
Unvested, December 31, 2023	6,527,750	9.3503	3.12
Granted	2,305,100	7.1700
Vested	(2,460,000)	9.4054
Forfeited	(4,000)	2.3500
Unvested, December 31, 2024	6,368,850	8.5449	2.09
Granted	2,030,000	8.1417
Vested	(2,292,025)	8.2877
Forfeited	(25,000)	—

Unvested, December 31, 2025	6,081,825	8.2322	2.14

Expected to vest as of December 31, 2025	6,081,825

F-
50

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Share-based Compensation (Continued)

The total share-based compensation expenses relating to RSUs for the years ended December 31, 2023, 2024 and 2025 were RMB
151,485
, RMB180,748 and RMB161,911 (US$23,153), respectively. Total share-based compensation expense relating to RSUs capitalized to inventory was not material for any of the years presented.
As of December 31, 2025, there was RMB271,598 (US$38,838) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of
2.14
years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
Share options
The following table summarizes the Company’s share options activity under the 2015 Plan:

	Number of share options	Weighted average grant date fair value	Weighted average exercise price
		(US$ per share)	(US$ per share)
Outstanding as of January 1 2023, 2024 and 2025	53,737	2.2624	5.8853

Vested as of December 31, 2023, 2024 and 2025	53,737	2.2624	5.8853

Exercisable as of December 31, 2025	53,737	2.2624	5.8853

The following table summarizes the Company’s share options activity under the 2023 Plan:

	Number of options	Weighted average grant date fair value	Weighted average exercise price
		(US$ per share)	(US$ per share)
Unvested, December 31, 2023	—	—	—
Granted	5,519,320	5.1312	0.0001
Vested	(2,413,570)	5.1487	0.0001
Forfeited	(34,500)	4.7675	0.0001
Unvested, December 31, 2024	3,071,250	5.0436	0.0001
Granted	2,370,000	7.2700	0.0001
Vested	(1,299,150)	5.5448	0.0001
Forfeited	(216,500)	5.5364	0.0001

Unvested, December 31, 2025	3,925,600	6.1375	0.0001

Expected to vest as of December 31, 2025	3,925,600

The Group calculated the estimated fair value of the share options under the 2023 Plan on the grant date using the Black-Scholes valuation model. Assumptions used to determine the fair value of the share options granted under the 2023 Plan are summarized in the following table:

	For the year ended December 31,
	2024		2025
	Batch 1	Batch 2	Batch 3
Term in years	9.9	9.3	9.7
Volatility	78.00%	74.30%	79.70%
Discount rate	4.20%	3.70%	4.40%
Fair value per ordinary share (US$ per share)	4.77	7.17	7.27

F-
51

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Share-based Compensation (Continued)

The total share-based compensation expenses relating to share options for the years ended December 31, 2023, 2024 and 2025 were nil, RMB92,376 and RMB84,247 (US$12,047), respectively. Total share-based compensation expense relating to share options capitalized to inventory was not material for any of the periods presented.
As of December 31, 2025, there was RMB134,390 (US$19,218) of unrecognized share-based compensation expenses related to share options which is expected to be recognized over a weighted average vesting period of 2.38 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
Total share-based compensation expenses relating to RSUs and share options granted to employees recognized for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenues	—	—	416	59
Sales and marketing expenses	18,958	65,597	45,537	6,512
General and administrative expenses	79,327	134,984	154,838	22,142
Research and development expenses	53,200	72,543	45,367	6,487

	151,485	273,124	246,158	35,200

In July 2024, the Company’s Board of Directors approved the share-based compensation modification by accelerating and adjusting the vesting of 562,500 share options which shall be vested in next three years according to original vesting schedule, resulting in share-based compensation expense of RMB19,028 for the year ended December 31, 2024.

16.	Other non-operating expenses
On December 4, 2023, a securities class action complaint (captioned Pujo v. EHang Holdings Limited, No.
2:23-cv-10165
(C.D. Cal.)) was filed by purported holders of the Company’s ADSs in federal court (“the Court”). The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and generally alleged that the Company and certain of its officers and directors made false and misleading statements regarding the Company’s business, operations, and prospects, among other allegations. The complaint was based in large part on a November 7, 2023, report issued by short seller Hindenburg Research. The complaint named as defendants certain of the Company’s officers and directors. The complaint seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including reasonable attorneys’ fees.
The Company and the lead plaintiff (“The Parties”) participated in private mediation on July 1, 2025 and on July 3, 2025, the Parties agreed to settle the matter for US$1,985. On July 7, 2025, the Parties notified the Court that they had reached an agreement in principle and anticipated filing a motion for preliminary approval of the settlement. The Parties have executed stipulation of settlement by their undersigned counsel effective as of August 11, 2025, and determined the settlement fee of US$1,985. As of December 31, 2025, Ehang has paid a settlement amount of US$1,985. On January 12, 2026, the Court granted final approval of the class action settlement.
For the year ended December 31, 2025, the Company recorded the settlement fee of US$1,985 (equivalent to RMB14,254) in other non-operating
expenses as the loss from aforementioned shareholder securities litigation.

F- 5
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.
Austria
EHang GmbH is subject to Austria profits tax of 23% on its activities conducted in Austria.
France
EHang France was subject to France profits tax of 28% on its activities conducted in France.
Spain
EHang Spain is subject to Spain profits tax of 23% on its activities conducted in Spain.
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
In accordance with the PRC Income Tax Laws, an enterprise awarded with the High and New Technology Enterprise (“HNTE”) certificate may enjoy a reduced EIT rate of 15%. For the year ended December 31, 2023, 2024 and 2025, EHang Intelligent and EHang GZ were qualified as HNTE and eligible for a 15% preferential rate.
According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). According to Announcement of the Ministry of Finance and the State Taxation Administration [2021] No.13 (“Circular 13”), manufacturing enterprise with qualified R&D expenses could enjoy R&D Super Deduction, i.e. to claim additional 100% R&D expenses on top of those actually incurred. Subsequently, pursuant to Announcement of the Ministry of Finance and the State Taxation Administration 2023 No. 7, effective from January 1, 2023, all eligible enterprises are entitled to claim an additional
100
% deduction for qualified R&D expenses. EHang GZ, EHang Intelligent ,EHang Yunfu and Hefei EHang Intelligent Equipment Co., Ltd. were entitled to 100% super deduction.
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

17.	Income Taxes (Continued)

Income tax expenses (benefits) comprises of:

	For the year ended December 31 ,
	2023	2024	2025
	RMB	RMB	RMB	US$
Income tax expenses applicable to PRC operations
Current income tax expenses	181	281	2,297	329
Deferred income tax benefits	—	—	(6,969)	(997)

Subtotal income tax expenses (benefits) applicable to PRC operations	181	281	(4,672)	(668)

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	25	105	263	38

Subtotal income tax expenses applicable to Non-PRC operations	25	105	263	38

Total income tax expenses (benefits)	206	386	(4,409)	(630)

Upon adoption of ASU
2023-09,
Improvements to Income Tax Disclosures, reconciliations of the income tax expenses (benefits) computed by
applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses (benefits)
for
the year ended December 31, 2025
is
presented as follows:

	For the year ended December 31, 2025
	Amount		Percent
	RMB	US$
Income tax benefits at PRC statutory tax rate of 25% (1)	(70,205)	(10,039)	25.0%
Other jurisdictions tax effects
Cayman
Effect of different tax rates in different jurisdictions	(2,055)	(294)	0.7
Other jurisdictions	92	13	—
Change in valuation allowance	18,812	2,690	(6.7)
Nontaxable or non-deductible items
Share-based compensation expenses	36,605	5,234	(13.0)
Additional deduction for qualified R&D expenses	(19,822)	(2,835)	7.1
Others	1,231	177	(0.5)
Others
Effect on adoption of preferential tax rate	30,933	4,424	(11.0)

Income tax expenses (benefits)	(4,409)	(630)	1.6%

Effect of preferential tax rate inside the PRC on basic and dilutive loss per share	—	—

(1)	The PRC statutory tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

F- 5
4

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense for the years ended December 31,2023 and 2024 in accordance with the guidance prior to the adoption of ASU
2023-09
presented are as follows:

	For the year ended December 31,
	2023	2024
	RMB	RMB
Loss before income tax expense	(302,135)	(229,646)
PRC statutory tax rate (1)	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(75,534)	(57,412)
Effect of different tax rates in different jurisdictions	(354)	(547)
Non-deductible expenses (2)	24,855	42,563
Additional deduction for qualified R&D expenses	(16,012)	(17,941)
Effect on adoption of preferential tax rate	27,227	24,566
Others	252	163
Change in valuation allowance	39,772	8,994

Income tax expenses	206	386

Effect of preferential tax rate inside the PRC on basic and dilutive loss per share	—	—

(1)	The PRC statutory tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.
(2)	For the years ended December 31, 2023 and 2024, non-deductible expenses mainly represent the share-based compensation expenses.
Upon adoption of ASU
2023-09,
Improvements to Income Tax Disclosures, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

	For the year ended December 31, 2025
	RMB	US$
PRC	781	112
Hong Kong	82	12
Other jurisdictions	16	2

Total cash paid for income tax	879	126

Cash paid for income taxes, net of refunds, during the years ended December 31, 2023 and 2024 was RMB184 and RMB101, respectively.

F- 5
5

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

The significant components of the Group’s deferred tax assets(liabilities) were as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Non-current deferred tax assets
Tax losses	160,563	169,879	189,984	27,167
Lease liabilities	13,103	21,477	20,522	2,935
Expected credit losses	20,337	16,264	18,102	2,589
Welfare payables	5,208	6,382	8,093	1,157
Accruals and others	875	2,527	4,122	589
Unrealized profit arising from elimination of inter-company transactions	(146)	132	2,753	394
Inventory provision	1,397	1,421	1,357	194
Intangible assets	—	65	101	14

Total deferred tax assets	201,337	218,147	245,034	35,039
Less: valuation allowance	(189,418)	(198,412)	(218,223)	(31,205)

Deferred tax assets, net of valuation allowance	11,919	19,735	26,811	3,834
Non-current deferred tax liabilities
Right-of-use assets	(11,919)	(19,682)	(18,039)	(2,579)
Unrealized gain on investments accounted for using equity method and other investments	(292)	(345)	(2,095)	(300)

Total deferred tax liabilities	(12,211)	(20,027)	(20,134)	(2,879)

Deferred tax assets, net	—	—	6,969	997
Deferred tax liabilities, net	(292)	(292)	(292)	(42)

Movement of valuation allowance is as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Valuation allowance
Balance at the beginning of the years	149,646	189,418	198,412	28,372
Additions	39,853	21,550	31,526	4,508
Tax loss utilized	(81)	(12,556)	(11,715)	(1,675)

Balance at the end of the years	189,418	198,412	218,223	31,205

F- 5
6

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Income Taxes (Continued)

For the years ended December 31, 2024 and 2025, with the growth of its business performance, some subsidiaries of the Group are generating profits and utilizing tax losses brought forward from prior years.
As of December 31, 2023, 2024 and 2025, the Group had deductible tax losses of RMB976,068, RMB1,034,638 and RMB1,154,646 (US$165,112) derived from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC began to expire from December 31, 2026 to 2035 if not utilized.
As of December 31, 2023, 2024 and 2025, the Group had deductible tax losses of RMB31,890, RMB32,893 and RMB29,463

(US$4,213) derived from entities in Hong Kong that will not expire if not utilized.
Unrecognized Tax Benefit
As of December 31, 2024 and 2025, the Group had unrecognized tax benefit of RMB5,480 and RMB5,480

(US$784), respectively. The unrecognized tax benefit was mainly related to the withholding tax accrued for the facilitating service in the acquisition of land use right from Guangzhou government by EHang HK on behalf of a third-party buyer in 2017 and under-reported statutory profits before tax. The Group does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. The unrecognized tax benefits of RMB5,480

(US$784), if ultimately recognized, will impact the effective tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the years	(5,480)	(5,480)	(5,480)	(784)

Balance at the end of the years	(5,480)	(5,480)	(5,480)	(784)

The Group did not record any significant interest and penalties related to an uncertain tax position for the years ended December 31, 2023, 2024 and 2025. No accumulated interest expenses and penalties were recorded in unrecognized tax benefit as of December 31, 2023, 2024 and 2025, respectively.
The material jurisdictions in which the Group is subject to potential examination is China. In general, the PRC tax authorities have up to five years to review a company’s tax filings. As of December 31, 2025, the tax years ended December 31, 2020 through year ended as of the reporting dates for WFOE, the VIEs remain open to examination by the PRC tax authorities.

F- 5
7

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Related Party Transactions
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Huazhi Hu	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Hefei Heyi Aviation Co., LTD (“Hefei Heyi”)	A company over which the Group has significant influence
Zhejiang Zhiyi Navigation Co., Ltd. (“Zhejiang Zhiyi”)	A company over which the Group has significant influence
Guangzhou Yitong Zhihang Technology Co., Ltd. (“Yitong Zhihang”)	A company over which the Group has significant influence
Hangzhou Zhongan Aviation Co., LTD (“Hangzhou Zhongan”)	A company over which the Group has significant influence
Wanyi Tianxia (Zhuhai) Aviation Co., LTD (“Wanyi Tianxia”)	A company over which the Group has significant influence
Guangxi Fengshan Fengyi Aviation Service Co., LTD (“Fengshan Fengyi”)	A company over which the Group has significant influence
Xinjiang Xiyu Qingniao General Aviation Co., Ltd. (“Xiyu Qingniao”)	A company over which the Group has significant influence
Wuxi Liangyun low-altitude commercial operation management Co., LTD (“Wuxi Liangyun”)	A company over which the Group has significant influence
Shenzhen Pengcheng Wing General Aviation Co., Ltd. (“Pengcheng Wing”)	A company over which the Group has significant influence
Yihang Zhifang Equipment (Guangzhou) Co., Ltd. (“Zhifang”)	A company controlled by the Group’s founder and director
RedChip Strategy Limited (“RedChip”)	A company wholly owned by a director, classified as a related party of the Group on November 24, 2025 upon its shareholder’s appointment to the Group’s director

(1)	Transaction with related parties
(i) Sales of products

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Hefei Heyi	—	106	13,278	1,899
Zhejiang Zhiyi	—	—	16	2
Yitong Zhihang	3,009	—	13	2
Hangzhou Zhongan	—	—	9	1
Wanyi Tianxia	—	18	—	—
Fengshan Fengyi	—	9	—	—
Xiyu Qingniao	8,850	—	—	—

Total	11,859	133	13,316	1,904

F- 5
8

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Related Party Transactions (Continued)

(1)	Transaction with related parties (Continued)

(ii) Provision of services

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Wanyi Tianxia	—	94	132	19
Fengshan Fengyi	—	—	89	12
Hefei Heyi	—	599	85	12
Wuxi Liangyun	—	33	41	6
Pengcheng Wing	—	—	28	4
Yitong Zhihang	—	499	19	3

Total	—	1,225	394	56

(iii) Receipt of services
The Group maintained a consulting agreement with consulting firm RedChip. The consulting fees incurred during the period from November 24, 2025 to December 31, 2025 amounted to RMB1,127 (US$161), which were settled via a combination of cash and RSUs.

(2)	Contract liabilities from sales of products

	As of December 31,
	2024	2025
	RMB	RMB	US$
Xiyu Qingniao	2,000	2,279	326
Fengshan Fengyi	—	28	4

Total	2,000	2,307	330

(3)	Amount due from related parties for the sales of products and services

	As of December 31,
	2024	2025
	RMB	RMB	US$
Hefei Heyi	465	5,380	769
Pengcheng Wing	—	30	4
Wanyi Tianxia	40	—	—
Less: expected credit losses provision	(47)	(222)	(32)

Total	458	5,188	741

(4)	Guarantee received for borrowings
As of December 31, 2024 and 2025, RMB34,472 and RMB29,941 (US$4,282) short-term bank loans, and RMB16,000 and RMB7,000 (US$1,001) long-term bank loans were guaranteed by the Group’s founder and Chairman of the Board, Mr. Huazhi Hu.

(5)	Loans to a related party
In 2025, the Group extended several loans amounting to RMB
5,000 (US$715) to Hefei Heyi, with an annual interest rate of 3%. A partial repayment of RMB3,000 (US$429) was received in December 2025, and as of December 31, 2025, the outstanding principal and interest totaled RM
B
2,070
(US$

)
. The remaining balance of the loans were settled in March 2026.

(6)	Investment in a related entity
In

April 2025, the Group invested in Zhifang under the control of the Group’s founder and Chairman of the Board, Mr. Huazhi Hu, which principally engages in research and development of unmanned mart yacht, for a total consideration of RMB
14,500
(US$
2,073
) to acquire
4.63
% equity interests of the investee.

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
at-the-market
offering.
In November 2024, the Company completed its issuance of 1,351,488 Class A ordinary shares to a strategic investor from the Middle East in private placement for a total gross consideration of US$10,000 (equivalent to RMB71,786). In November 2024, the Company completed its issuance of 1,866,666 Class A ordinary shares to a Zhuhai investor in private placement for a total gross consideration of US$12,600 (equivalent to RMB90,603). The aggregate amount of issuance costs for aforementioned private placements was RMB271 (US$37). Under the 2019 Plans approved by the Board, the Company issued 110,180 Class A ordinary shares at market price for cash consideration of RMB5,999 (US$822) in 2024, resulting in the increase of additional paid-in
capital.
In November 2024, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program”) under which the Company may repurchase up to US$30 million worth of its Class A ordinary shares, including those in the form of ADSs over the following 12 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. For the year ended December 31, 2024, the Company repurchased 100,000 ADSs for RMB10,085 on the open market, at a weighted average price of US$13.99 per ADS. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury shares as a component of the shareholders’ equity.
For the year ended December 31, 2024, no Class B ordinary share was converted to Class A ordinary share. As of December 31, 2024, 1,704,790 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.

F-
60

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	Shareholders’ Equity (Continued)

Ordinary Shares (Continued)

On June 27, 2025, the Company issued and transferred 1,400,000 ordinary shares to The Bank of New York Mellon for at-the-market
offering. The Company had raised gross consideration of US$23,757 (equivalent to RMB170,146 ) through sales of 2,769,184 ordinary shares in the at-the-market
offering. The corresponding issuance costs was US$639 (equivalent to RMB4,577).
On December 1, 2025, the Company issued and transferred 1,000,000 ordinary shares to The Bank of New York Mellon, its depositary bank to be issued to employees upon the vesting of restricted share units under the 2019 Plans and 2023 Plans. For the year ended December 31, 2025, 3,614,413 Class A ordinary shares were issued pursuant to the vesting of restricted share units, among which 811,138 Class A ordinary shares were settled with shares held by the depositary bank.
For the year ended December 31, 2025, no Class B ordinary shares were converted to Class A ordinary shares. As of December 31, 2025, 520,486 Class A ordinary shares remain available for future issuance. These shares are legally issued but not outstanding for the purpose of accounting and thus are excluded from the basic net loss per share calculation.
As of December 31, 2025, there were 111,215,614 Class A and 39,026,560 Class B ordinary shares outstanding.
Additional
Paid-in
Capital
As detailed above, for the year ended December 31, 2023, issuance of Class A ordinary shares to the Qingdao investor and South Korean investors arising from private placements resulted in the increase of additional paid-in
capital amounted to RMB66,484 and RMB163,560, respectively, and the issuance of Class A ordinary shares at market price for cash resulted in the increase of additional paid-in
capital amounted to RMB12,355.
For the year ended December 31, 2024, the issuance of Class A ordinary shares to the strategic investor from the Middle East and Zhuhai investors arising from private placements resulted in the increase of additional paid-in
capital amounted to RMB71,786 and RMB90,330, respectively, and the issuance of Class A ordinary shares at market price for cash and the issuance of Class A ordinary shares in the at-the-market
offering resulted in the increase of additional
paid-in
capital amounted to RMB5,999 and RMB525,471, respectively.
For the year ended December 31, 2025, the issuance of Class A ordinary shares in the at-the-market
offering resulted in the increase of additional
paid-in
capital amounting to RMB165,567 (US$23,676).
In January 2022, the Company withheld the individual income tax of RMB11,230 for employees’ vested share-based awards and made the cash payment to tax authorities. Concurrently, the Company withheld and received equivalent ADSs shares with fair value of RMB11,230 on that day from the employees for clearance of the individual income tax. The amount was debited to additional paid-in
capital. For the year ended December 31, 2023, 2024 and 2025, the Company has sold ADSs shares for cash consideration of RMB7,795, RMB4,532 and RMB76 (US$11), respectively.

F-
61

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	Shareholders’ Equity (Continued)

Accumulated Other Comprehensive Income

Foreign currency translation adjustment
RMB
Balance as of December 31, 2022	15,010
Other comprehensive income	69

Balance as of December 31, 2023	15,079
Other comprehensive income	10,460

Balance as of December 31, 2024	25,539

Other comprehensive loss	(22,934)
Balance as of December 31, 2025	2,605

Balance as of December 31, 2025 (US$)	373

20.	Acquisition of non-controlling interests
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

21.	Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the year ended December 31,
	2023		2024		2025		2025
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to EHang Holdings Limited	(204,787)	(96,913)	(163,038)	(66,738)	(202,541)	(28,963)	(73,436)	(10,502)

Net loss attributable to EHang Holdings Limited’s ordinary shareholders	(204,787)	(96,913)	(163,038)	(66,738)	(202,541)	(28,963)	(73,436)	(10,502)

Denominator (in thousands of shares):
Weighted-average number of ordinary shares outstanding – basic and diluted (in thousands of shares)	82,467	39,027	95,340	39,027	107,638	107,638	39,027	39,027

Loss per share – basic and diluted	(2.48)	(2.48)	(1.71)	(1.71)	(1.88)	(0.27)	(1.88)	(0.27)

F- 6
2

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.	Loss Per Share (Continued)

The Company had potential dilutive securities such as unvested RSUs and options granted. As the Group incurred losses for the years ended December 31, 2023, 2024 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
RSUs and
non-vested
share options excluded from the calculation of diluted net loss per share of the Company were 2,606,391, 9,771,921 and 8,861,587 as of December 31, 2023, 2024 and 2025, respectively.

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
Prior to January 1, 2025, in accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as WFOEs have to make appropriations from its after-tax
profit (as determined under the PRC GAAP) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is made at the discretion of the company. With effect from
January 1, 2025, no appropriations shall
be made to the general reserve fund, the enterprise expansion fund or the staff welfare and bonus fund. Any distribution of profit shall comply with the Company Laws of the PRC. For the years ended December 31, 2023, 2024 and 2025, the WFOEs made appropriations to general reserve fund and statutory surplus fund of nil, nil and RMB1,421 (US$203), respectively.
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIEs, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2025, restricted net assets of the Company’s PRC subsidiaries and the VIEs was RMB201,401 (US$28,800).
For the year ended December 31, 2025, the Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company are not required to be presented.

F- 6
3

EHANG HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.	Fair Value Measurements
Fair value measurements on a recurring basis
Assets measured or disclosed at fair value on a recurring basis as of December 31, 2024 and 2025 are summarized below:

	Fair Value Measurements as of December 31, 2024 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB
Fair value measurement s
Derivative assets – foreign exchange forward contracts	—	8	—	8
Short-term investments	119,928	393,755	—	513,683
Debt security investment	—	—	2,348	2,348

Total asset s measured at fair value	119,928	393,763	2,348	516,039

	Fair Value Measurements as of December 31, 2025 using
	Quoted Price in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	fair value
	RMB	RMB	RMB	RMB
Fair value measurement s
Derivative assets – foreign exchange forward contracts	—	314	—	314
Short-term investments	224,327	618,905	—	843,232
Debt security investment	—	—	14,687	14,687

Total asset s measured at fair value	224,327	619,219	14,687	858,233

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

23.	Fair Value Measurements (Continued)

Fair value measurements on
non-recurring
basis
The Group measures investments without readily determinable fair values on a non-recurring
basis when changes in fair value can be determined based on observable and relevant market information. Related adjustments, primarily those related to impairment, are recorded as appropriate based on such observable information. Observable price changes generally result from new financing rounds of the investees. The Group determines whether the securities issued in these new financing rounds are similar to the equity securities it holds by comparing the rights and obligations associated with each. If the securities issued in the new financing rounds are determined to be similar to those held by the Group, it directly uses or adjusts the observable price of the similar security to determine the adjustment amount to be recorded. Investments for which the Group directly applies a qualifying observable price are classified within Level 2. Those measured using a combination of valuation methodologies, including the backsolve method based on an equity allocation, are categorized within Level 3.
For the years ended December 31, 2023, 2024 and 2025, the Company recorded investment income of nil, nil and RMB8,624 (US$1,234), respectively, from the fair value gain on investments without readily determinable fair values. No impairment losses were recognized on these investments in any of the presented years.
There were
no
other assets or liabilities measured at a recurring or
non-recurring
basis as of December 31, 2024 and 2025. The Group measures certain financial and non-financial
assets, including long-lived assets, at fair value on a non-recurring basis when impairment charges are recognized.

24.	Commitments and Contingencies

(a)	Capital Commitments
Property, plant and equipment commitments
The Group’s capital commitments primarily relate to commitments in connection with the improvement of its office building. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB10,184 and RMB30,064 (US$4,299) as of December 31, 2024 and 2025, respectively. Almost all of the commitments relating to the improvement of the office building are to be fulfilled within one year.
Investment commitments
The Group’s investment commitments primarily relate to capital contribution obligations under certain arrangements. The total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB3,150 and RMB29,880 (US$4,273) as of December 31, 2024 and 2025. As of December 31, 2025, capital contribution obligations of RMB20,880 (US$2,986) are to be fulfilled within one year and RMB9,000 (US$1,287) are to be fulfilled over one year.

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
25.	Subsequent Events

(a)	Grant of RSUs and Share Options
In March 2026, the Company’s Board of Directors has granted 2,100,000 RSUs and 2,680,000 share options to executives and employees under the 2019 Share Incentive Plan and the 2023 Share Incentive Plan. The fair value of RSUs and share options granted are US$9,587 and US$12,234, respectively.

(b)	Investment in a limited partnership
In February 2026, the Group entered into a subscription agreement with a limited partnership to become a general partner and paid total consideration of RMB12,500
. Management is still in progress assessing the accounting impact for this investment.

F
- 6
5